SUPPL

07026582

September 3,2007

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

The Securities and Exchange Commission,
Office of International Corporate Finance,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C. 20549,
U.S.A.

Re: Ping An Insurance (Group) Company of China, Ltd. - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (File No. 82-34809)

Dear Sirs:

Enclosed please find a copy of each of the documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and

information pursuant to the Rule shall constitute an admission for any purpose that Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company incorporated in the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

Information Submitted Herewith

Documents which the Company is required to furnish to the Commission pursuant to subparagraph (1)(iii) of the Rule are set forth in Annex A attached hereto. With respect to documents for which an English version or summary is available, copies of the documents are enclosed herein.[1] With respect to documents for which no English language version, translation or summary has been prepared, brief descriptions of the documents are set forth in Annex B attached hereto.

If you have any questions in connection with this matter, please contact the undersigned person in Shenzhen, China by telephone at +86-755-8240-4515 or by fax at +86-755-8243-1019, or Mr. William Y. Chua of Sullivan & Cromwell LLP by telephone at +852-2826-8611or by fax at +852-2522-2280.

Very truly yours,

Yao Jun

(Enclosures)

1 Documents for which an English version or summary is available are denoted by an asterisk in Annex A.

List of Documents Published, Filed or Distributed

1. Overseas Regulatory Announcement in Hong Kong in respect of dispatch of interim profit, dated August 27, 2007

2. Interim Report(H shares) in Hong Kong, dated August 22, 2007*

3. Announcement in Hong Kong in respect of premium incomes of the subsidiaries of the Company, dated August 16, 2007*

4. Announcement in Hong Kong in respect of resolutions approved by the Board of Supervisors meeting, dated August 16, 2007

5. Results announcement in Hong Kong , dated August 16, 2007*

6. Announcement in Hong Kong in respect of the date of Board Meeting, dated August 2, 2007*

7. Overseas Regulatory Announcement in Hong Kong in respect of estimated interim results, dated July 23, 2007*

8. Announcement in Hong Kong in respect of premium incomes of the subsidiaries of the Company, dated July 19, 2007*

9. Announcement in Hong Kong in respect of resignation and appointment of supervisor, dated July 13, 2007*

10. Overseas Regulatory Announcement in Hong Kong in respect of holding a corporate governance discussion, dated July 9, 2007*

11. Circular in Hong Kong in respect of Ping An Life's application to subscribe for 600 millions shares in China Minsheng Banking Corp., Ltd., dated June 29, 2007*

12. Overseas Regulatory Announcement in Hong Kong in respect of resolutions approved by the Board of Supervisors meeting, dated June 25, 2007

13. Overseas Regulatory Announcement in Hong Kong in respect of acquisition of remaining share in Ping An Bank by Shenzhen Commercial Bank, dated June 21, 2007*

14. Announcement in Hongkong in respect of premium incomes of the subsidiaries of the Company, dated June 19, 2007*

15. Overseas Regulatory Announcement in Hong Kong in respect of corporate governance report, dated June 15, 2007

16. Overseas Regulatory Announcement in Hong Kong in respect of dispatch profits dated Dec 31, 2006, dated June 15, 2007

17. Announcement in Hong Kong in respect of notifiable transactions of Ping An Life's application to subscribe for 600 millions shares in China Minsheng Banking Corp., Ltd., dated June 11, 2007*

18. Announcement in Hong Kong in respect of voting results of extraordinary general meeting, dated May 30, 2007*

19. Overseas Regulatory Announcement in Hong Kong in respect of locked-shares listing after lock-up period, dated May 30, 2007

20. Announcement in Hong Kong in respect of premium incomes of the subsidiaries of the Company, dated May 18, 2007*

21. Overseas Regulatory Announcement in Hong Kong in respect of quarterly report, dated April 27, 2007*

22. Overseas Regulatory Announcement in Hong Kong in respect of resolutions approved by the Board of Supervisors meeting, dated April 27, 2007

23. Overseas Regulatory Announcement in Hong Kong in respect of change the sponsor's name, dated April 24, 2007

24. Announcement in Shanghai in respect of dispatch of interim profit, dated August 27, 2007

25. Interim report (A shares)in Shanghai, dated August 16, 2007*

26. Summary of Interim report(A shares) in shanghai, dated August 16, 2007

27. Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company, dated August 16, 2007

28. Announcement in Shanghai in respect of resolutions approved by the Board Meeting, dated August 16, 2007

29. Overseas Regulatory Announcement in Shanghai in respect of the date of Board Meeting, dated August 2, 2007

30. Announcement in Shanghai in respect of estimated interim results, dated July 23, 2007

31. Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company, dated July 19, 2007

32. Announcement in Shanghai in respect of resignation and appointment of supervisor, dated July 13, 2007

33. Announcement in Shanghai in respect of holding a corporate governance discussion, dated July 9, 2007

34. Announcement in Shanghai in respect of Ping An Life's application to subscribe for 600 millions shares in China Minsheng Banking Corp., Ltd., dated June 29, 2007

35. Overseas Regulatory circular in Shanghai in respect of Ping An Life's application to subscribe for 600 millions shares in China Minsheng Banking Corp., Ltd., dated June 29, 2007

36. Announcement in Shanghai in respect of resolutions approved by the Board of Supervisors meeting, dated June 25, 2007

37. Disclosure Rules for the Company in Shanghai, dated June 25, 2007

38. Announcement in Shanghai in respect of acquisition of remaining share in Ping An Bank by Shenzhen Commercial Bank, dated June 21, 2007

39. Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company, dated June 19, 2007

40. Announcement in Shanghai in respect of corporate governance report, dated June 15, 2007

41. Announcement in Shanghai in respect of dispatch profits dated Dec 31, 2006, dated June 15, 2007

42. Announcement in Shanghai in respect of notifiable transactions of Ping An Life's application to subscribe for 600 millions shares in China Minsheng Banking Corp., Ltd., dated June 11, 2007

43. Legal Report for the Company's AGM, , dated June 8, 2007

44. Announcement in Shanghai in respect of voting results of annual general meeting, dated June 8, 2007

45. Announcement in Shanghai in respect of locked-shares listing after lock-up period, dated May 30, 2007

46. Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company, dated May 18, 2007

47. quarterly report in Shanghai, dated April 27, 2007

48. Announcement in Shanghai in respect of resolutions approved by the Board of Supervisors meeting, dated April 27, 2007

49. Announcement in Shanghai in respect of change the sponsor's name, dated April 24, 2007

Brief Descriptions of Documents for which No English Language Translation, Version or Summary Has Been Prepared

1. Announcement in Shanghai in respect of dispatch of interim profit, dated August 27, 2007 submitted to the Shanghai Stock Exchange, describing the dispatch details for shareholders holding A share to receive profits.

2. Interim report(A shares) in Shanghai, dated August 16, 2007

3. Summary of Interim report(A shares) in shanghai, dated August 16, 2007 summarizing the interim report

4. Announcement in the PRC in respect of premium incomes of the subsidiaries of the Company, dated August 16, 2007 submitted to the Shanghai Stock Exchange, describing the premium incomes of the Company's three subsidiaries during the period from January 1, 2007 to July 31, 2007.

5. Announcement in the PEC in respect of resolutions approved by the Board Meeting, dated August 16, 2007 submitted to the Shanghai Stock Exchange, describing the resolutions passed by the Board Meeting

6. Overseas Regulatory Announcement in Shanghai in respect of the date of Board Meeting, dated August 2, 2007

7. Announcement in the PRC in respect of estimated increase in the net profit of the Company for the half year ended June 30, 2007, dated July 23, 2007, submitted to the Shanghai Stock Exchange, describing the estimated increase in the net profit of the Company for the half year ended June 30, 2007, compared to half year ended June 30, 2006.

8. Announcement in the PRC in respect of premium incomes, dated July 19, 2007, submitted to the Shanghai Stock Exchange, describing the premium incomes of the Company's three subsidiaries during the period from January 1, 2007 to June 30, 2007.

9. Announcement in the PRC in respect of resignation and appointment of supervisor, dated July 13, 2007, submitted to the Shanghai Stock Exchange, describing resignation of Mr. Heshi as a supervisor and appointment Mr. Du Jiangyuan

as a new supervisor.

10. Announcement in the PRC in respect of holding a corporate governance discussion, dated July 9, 2007 submitted to the Shanghai Stock Exchange, describing a notice of corporate governance discussion which will be held on July 13, 2007.

11. Announcement in the PRC in respect of Ping An Life's application to subscribe for 600 millions shares in China Minsheng Banking Corp., Ltd., dated June 29, 2007 submitted to the Shanghai Stock Exchange, describing the details contained in the subscribe agreement by Ping An Life.

12. Overseas Regulatory circular in the PRC in respect of Ping An Life's application to subscribe for 600 millions shares in China Minsheng Banking Corp., Ltd., dated June 29, 2007 submitted to the Shanghai Stock Exchange, describing the details contained in the subscribe agreement by Ping An Life and any other information shall be disclosed as required by Listing Rules of Hong Kong Stock Exchange.

13. Announcement in the PRC in respect of resolutions approved by the Board of Supervisors meeting, dated June 25, 2007 submitted to the Shanghai Stock Exchange, describing the resolution of the Company's Disclosure Rules and the Group provide guarantee for Ping An Overseas Holding Company, Ltd.

14. Disclosure Rules for the Company in the PRC, dated June 25, 2007 submitted to the Shanghai Stock Exchange, describing the definition of the Company's disclosure information, the duties for relevant department and the Company's internal processes for disclosure information.

15. Announcement in the PRC in respect of acquisition of remaining share in Ping An Bank by Shenzhen Commercial Bank, dated June 21, 2007 submitted to the Shanghai Stock Exchange, describing Ping An Bank purchasing all the shares in Shenzhen Commercial Bank which approved by CBRC and the reorganization of Shanghai branch and Zhangjiang sub-branch.

16. Announcement in the PRC in respect of premium incomes of the subsidiaries of the Company, dated June 19, 2007 submitted to the Shanghai Stock Exchange, describing the premium incomes of the Company's three subsidiaries during the period from January 1, 2007 to May 31, 2007.

17. Announcement in the PRC in respect of corporate governance report, dated June 15, 2007 submitted to the Shanghai Stock Exchange, describing the Company's practice for corporate governance according to Shanghai Stock Listing Rules.

18. Announcement in the PRC in respect of dispatch profits dated Dec 31, 2006, dated June 15, 2007 submitted to the Shanghai Stock Exchange, describing the dispatch details for shareholders holding A share to receive profits.

19. Announcement in the PRC in respect of notifiable transactions of Ping An Life's application to subscribe for 600 millions shares in China Minsheng Banking Corp., Ltd., dated June 11, 2007, announcing Ping An Life's subscription for 600 million shares in China Minsheng Banking Corp., Ltd.

20. Legal Report for the Company's AGM, , dated June 8, 2007 submitted to the Shanghai Stock Exchange, describing that the AGM complied with the PRC laws.

21. Announcement in the PRC in respect of resolutions passed at the AGM in 2007, dated June 8, submitted to the Shanghai Stock Exchange, announcing the resolutions passed at the AGM in 2007

22. Announcement in the PRC in respect of locked-shares listing after lock-up period, dated May 30, 2007 submitted to the Shanghai Stock Exchange, announcing locked-shares would be listing from the date of the announcement.

23. Announcement in the PRC in respect of premium incomes of the subsidiaries of the Company, dated May 18, 2007 submitted to the Shanghai Stock Exchange, describing the premium incomes of the Company's three subsidiaries during the period from January 1, 2007 to April 30, 2007.

24. quarterly report in Shanghai, dated April 27, 2007

25. Announcement in the PRC in respect of resolutions approved by the Board of Supervisors meeting, dated April 27, 2007 submitted to the Shanghai Stock Exchange, announcing the resolutions passed at the Board of Directors meeting

26. Announcement in the PRC in respect of change the sponsor's name, dated April 24, 2007 submitted to the Shanghai Stock Exchange, announcing the change of sponsor's name

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China, Ltd., Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd. for the period from January 1, 2007 to July 31, 2007 were RMB47,264.77 million, RMB12,886.61 million, RMB0.39 million and RMB30.19 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, August 17, 2007

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT OF AUDITED RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2007

CHAIRMAN'S STATEMENT

For the first half of 2007, the PRC economy sustained fast and steady development, and saw continued strong growth momentum in the three major demands, namely consumption, investment and export. As the reform and opening-up of the financial sector progressed, the financial and insurance industry continued its fast development. Under favorable macro environment, the Group achieved outstanding results in the first half of the year by leveraging on its solid business foundation and competitive advantages and improving profitability across various businesses. Net profit for the six months ended June 30, 2007 was RMB9,969 million, representing a substantial increase of 139.5% as compared to the same period last year. Total income for the six months ended June 30, 2007 was RMB69,021 million, representing an increase of 56.9% as compared to the same period last year. The A shares of the Company were successfully listed on the Shanghai Stock Exchange on March 1, 2007 and the H shares of the Company were selected to be included in the Hang Seng Index on June 4, 2007.

The Group achieved the following outstanding performance in the first half of the year:

Steady growth from insurance business

Our core life insurance and property and casualty insurance businesses achieved steady growth. The product mix of life insurance business has been further optimized. Thanks to the strong economy, individual life insurance business recorded robust growth unseen in the past few years, in particular the number of individual life insurance sales agents increased to approximately 244,000 from approximately 205,000 at the beginning of the year, representing an increase of 19.0%. Meanwhile, the Group has been proactively seeking new business growth opportunities and has implemented the "Two Tier Market Development" strategy that focused on the balanced development of both urban and rural areas. Ping An Life initiated the pilot programs in the rural areas of Jiangsu and Zhejiang provinces. Ping An Life was the first to offer foreign exchange insurance products in the PRC and received encouraging market response. Ping An Property & Casualty maintained its market position and more than doubled its net profits. Ping An Annuity obtained business licences for all 35 branches to start operation across the nation.

Successful integration of banking business

As approved by the China Banking Regulatory Commission ("CBRC"), Shenzhen Commercial Bank merged with and took in Ping An Bank and was renamed as Shenzhen Ping An Bank Co., Ltd. ("Shenzhen Ping An Bank"). Shenzhen Ping An Bank has branches and sub-branches in Shenzhen, Shanghai and Fuzhou, providing corporate and individual customers with comprehensive financial services and products. The merger of the two banks further integrated the banking resources within

the Group and helped strengthen the banking business by creating a single banking brand name and laying a strong banking business platform for nationwide expansion. On May 21, 2007, after years of dedicated preparations, we successfully launched the Wanlitong Affinity Credit Card, a China UnionPay standard credit card. This is one of the affinity credit cards offering the most comprehensive insurance protection in the PRC, demonstrating the combined strength of our insurance and banking platforms.

Breakthrough development in investment and asset management business

Benefiting from the rapid development of the domestic equity market and the surge in trading volume, the Group recorded strong growth in its securities brokerage, investment banking and derivative products businesses; total investment return on its insurance funds increased significantly; non-capital market investment of our trust business generated encouraging results and third-party asset management business achieved breakthrough development. Ping An Asset Management (Hong Kong) obtained its asset management licence and a global investment platform has been gradually established. Besides record-breaking operating results from our securities business, four analysts from Ping An Securities were ranked among the "Top Analysts of 2006 for Earnings Estimates and Stockpickers" in Asia by StarMine, a world renowned professional evaluation agency of securities analysts. Ping An Securities as a whole was ranked No. 8 among a large number of prestigious research institutions.

Refinement of our integrated financial services platform

The Group's integrated financial services platform has been further refined. Along with the smooth integration of various back-office functions, the performance of cross-selling various financial products within the Group exceeded targets. The synergy across our three business pillars, namely insurance, banking and asset management, has been gradually realized, and the Group is steadily progressing toward its "One Customer, Multiple Products" strategic goal.

Fulfillment of corporate citizenship responsibilities

Apart from the outstanding business performance, the Group is continuously and actively fulfilling its corporate citizenship responsibilities to contribute to the cause of public welfare. The Group issued its "Corporate Citizenship Report of 2007" in the first half of the year and initiated a series of large-scale public welfare programs, including the "Little Orange Lamp Program", aimed at establishing libraries for elementary schools in rural areas; "Ping An Education Support Program for Hope Primary Schools", "Chinese Youth Safety Program", and "Ping An Scholarship for Elite University Students".

In the first half of the year, Ping An won accolades from various sectors of the society. In April 2007, the Group was ranked 440 among the top 500 of Forbes Global 2000 top public companies. In the same month, the Group was ranked first and accredited with the "Best Company in China in Corporate Governance" by The Asset Magazine, an internationally renowned financial publication, in its 2007 Corporate Governance Awards. In June 2007, Ping An became the first financial and insurance company from the PRC to be granted the "Best of Asia Class in Corporate Governance Asia Recognition Awards 2007" by Corporate Governance Asia, a prominent magazine in the Asia-Pacific Region. Ping An was the only company from the insurance sector to be named as one of the "Most Respected Enterprises in China 2006" for six consecutive years since the commencement of this award in 2001. The Group was also awarded first place as the "Most Viable Corporates" for three consecutive years.

In general, the Group has delivered outstanding operating results to the shareholders in the first half of 2007. Looking ahead at the second half of the year, we expect that the PRC macro economy will continue to maintain its steady growth and the country will further stimulate domestic demands to proactively increase the quality and efficiency of economic growth. Meanwhile, the further escalation of market competition and the fluctuations in the capital market will also expose us to certain challenges and earnings volatility. In the second half of the year, according to its strategic targets and business plan, the Group will continue to execute balanced development of the three major businesses of insurance, banking and asset management. We will maintain our leading market position within the insurance sector and strengthen the performance of our banking and asset management businesses. With the concerted efforts from our employees, I firmly believe that the Group's core competencies will be further strengthened to deliver more value to our shareholders and our customers.

KEY FINANCIAL AND OPERATION INFORMATION

Group's consolidated performance

The following is a summary of the consolidated results of the Group:

For the six months ended June 30, (in RMB million)	2007	2006
Total income	**69,021**	43,977
Total expenses	**(58,205)**	(39,259)
Operating profit before tax	**10,816**	4,718
Net profit	**9,969**	4,162

The following table sets forth the breakdown of our net profit by business segment:

For the six months ended June 30, (in RMB million)	2007	2006
Life insurance	**6,018**	3,530
Property and casualty insurance	**760**	317
Banking	**1,086**	1
Securities	**676**	174
Other businesses(1)	**1,429**	140
Net profit	**9,969**	4,162

(1) Other businesses mainly include corporate, trust business and asset management business.

Consolidated investment income

For the six months ended June 30, (in RMB million, except percentages)	2007	2006
Net investment income	**9,930**	5,722
Net realized and unrealized gains	**15,738**	3,871
Total investment income	**25,668**	9,593
Net investment yield(1)	**4.9%**	4.2%
Total investment yield(1)	**9.9%**	5.8%

(1) Lease income from investment properties and net foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yields.

The following table presents our investment portfolio allocations among the major categories of our investments:

(in RMB million, except percentages)	As at June 30, 2007		As at December 31, 2006	
	Carrying Value	% of Total	Carrying Value	% of Total
Fixed maturity investments				
Term deposits(3)	**43,994**	**13.1%**	59,107	19.0%
Bond investments(1)(3)	**222,992**	**66.5%**	204,282	65.6%
Other fixed maturity investments(3)	**2,149**	**0.6%**	1,600	0.5%
Equity investments(2)(3)	**62,698**	**18.7%**	44,791	14.4%
Investment properties	**3,656**	**1.1%**	1,528	0.5%
Total investments	**335,489**	**100.0%**	311,308	100.0%

(1) Bond investments include the carrying value of derivatives embedded with the host contracts.

(2) Equity investments include equity investment funds, equity securities and investment in an associate.

(3) The above figures exclude items that are classified as cash and cash equivalents.

Life insurance business

The following tables set forth certain financial and operating data for our life insurance business:

For the six months ended June 30, (in RMB million)	2007	2006
Gross written premiums and policy fees	**32,134**	29,097
Individual life insurance	**27,680**	24,686
Bancassurance	**347**	479
Group insurance	**4,107**	3,932
Premium deposits	**10,045**	7,894
Individual life insurance	**6,528**	4,824
Bancassurance	**3,517**	3,070
Gross written premiums, policy fees and premium deposits	**42,179**	36,991

	As at June 30, 2007	As at December 31, 2006
Market share of gross written premiums, policy fees and premium deposits(1)	**16.3%**	17.0%
Number of customers:		
Individual (in thousands)	**32,853**	31,761
Corporate (in thousands)	**321**	307
Total (in thousands)	**33,174**	32,068
Persistency ratio:		
13-month	**89.0%**	89.0%
25-month	**80.7%**	80.3%

(1) Based on our financial data and the PRC insurance industry data calculated in accordance with the PRC Accounting Standards and published by the National Bureau of Statistics of China.
Market share as at June 30, 2007 was computed based on gross written premiums, policy fees and premium deposits accumulated over a period of six months.
Market share as at December 31, 2006 was computed based on gross written premiums, policy fees and premium deposits accumulated over a period of one year.

Property and casualty insurance business

The following tables set forth certain financial and operating data for our property and casualty insurance business:

For the six months ended June 30, (in RMB million)	**2007**	2006
Automobile insurance	**7,366**	5,482
Non-automobile insurance	**3,084**	2,490
Accident and health insurance	**554**	417
Total gross written premiums	**11,004**	8,389

	As at June 30, 2007	As at December 31, 2006
Market share of gross written premiums(1)	**10.2%**	10.7%
Number of customers:		
Individual (in thousands)	**6,895**	6,222
Corporate (in thousands)	**1,628**	1,724
Total (in thousands)	**8,523**	7,946

	For the six months ended June 30, 2007	For the year ended December 31, 2006
Combined ratio:		
Expense ratio	**29.7%**	25.8%
Loss ratio	**69.0%**	69.6%
Combined ratio	**98.7%**	95.4%

(1) Based on our financial data and the PRC insurance industry data calculated in accordance with the PRC Accounting Standards and published by the National Bureau of Statistics of China.
Market share as at June 30, 2007 was computed based on gross written premiums accumulated over a period of six months.
Market share as at December 31, 2006 was computed based on gross written premiums accumulated over a period of one year.

Banking business

For the six months ended June 30, (in RMB million)	**2007**	2006
Interest income		
Loans and advances to customers	**1,348**	7
Balances with central bank	**73**	–
Due from banks and other financial institutions	**295**	15
Total interest income	**1,716**	22
Interest expenses		
Customers deposits	**(641)**	(2)
Due to banks and other financial institutions	**(157)**	(9)
Total interest expenses	**(798)**	(11)
Lending business net interest income	**918**	11
Bond interest income	**570**	–
Net interest income	**1,488**	11

FINANCIAL STATEMENTS

A. Prepared in accordance with International Financial Reporting Standards ("IFRSs")

Consolidated Income Statement
For the six months ended June 30, 2007

For the six months ended June 30, (in RMB million)	Notes	(Audited) 2007	(Unaudited) 2006
Gross written premiums and policy fees	4	**43,138**	37,486
Less: Premiums ceded to reinsurers		**(2,600)**	(2,466)
Net written premiums and policy fees		**40,538**	35,020
Increase in unearned premium reserves, net		**(2,191)**	(2,156)
Net earned premiums		**38,347**	32,864
Reinsurance commission income		**675**	922
Interest income of banking operations	5	**1,716**	22
Other fees and commission income		**1,357**	218
Investment income	6	**25,668**	9,593
Share of profits and losses of an associate		**–**	–
Other income		**1,258**	358
Total income		**69,021**	43,977
Change in deferred policy acquisition costs		**4,136**	2,611
Claims and policyholders' benefits		**(47,849)**	(33,727)
Changes in fair value of derivative financial liabilities		**106**	86
Commission expenses of insurance operations		**(5,673)**	(3,933)
Interest expenses of banking operations	5	**(689)**	(1)
Other fees and commission expenses		**(213)**	(30)
Loan loss provisions, net of reversals		**105**	–
Foreign currency losses		**(335)**	(130)
General and administrative expenses		**(7,793)**	(4,135)
Total expenses		**(58,205)**	(39,259)
Operating profit before tax	7	**10,816**	4,718
Income taxes	8	**(847)**	(556)
Net profit		**9,969**	4,162
Attributable to:			
– Equity holders of the parent		**9,690**	4,099
– Minority interests		**279**	63
		9,969	4,162
		RMB	RMB
Earnings per share for net profit attributable to equity holders of the parent – basic	10	**1.39**	0.66

Consolidated Balance Sheet
As at June 30, 2007

(in RMB million)	(Audited) June 30, 2007	(Audited) December 31, 2006
ASSETS		
Balances with central bank and statutory deposits	**11,220**	9,234
Cash and amounts due from banks and other financial institutions	**119,403**	95,912
Fixed maturity investments	**261,587**	213,041
Equity investments	**66,542**	46,729
Derivative financial assets	**16**	21
Loans and advances to customers	**58,427**	49,152
Investments in an associate	**176**	176
Premium receivables	**5,123**	2,939
Reinsurance assets	**5,120**	4,130
Policyholder account assets in respect of insurance contracts	**27,340**	20,961
Policyholder account assets in respect of investment contracts	**4,550**	3,971
Deferred policy acquisition costs	**36,069**	31,866
Investment properties	**3,656**	1,528
Property and equipment	**7,047**	4,766
Intangible assets	**1,530**	1,484
Deferred income tax assets	**260**	417
Other assets and receivables	**9,706**	8,108
Total assets	**617,772**	494,435
EQUITY AND LIABILITIES		
Equity		
Share capital	**7,345**	6,195
Reserves	**70,939**	29,703
Retained profits	**17,749**	10,477
Equity attributable to equity holders of the parent	**96,033**	46,375
Minority interests	**1,540**	1,375
Total equity	**97,573**	47,750
Liabilities		
Due to banks and other financial institutions	**9,382**	5,138
Assets sold under agreements to repurchase	**22,805**	13,436
Derivative financial liabilities	**356**	178
Customer deposits	**77,930**	75,960
Insurance contract liabilities	**379,315**	329,541
Investment contract liabilities for policyholders	**5,020**	4,233
Policyholder dividend payable and provisions	**4,771**	4,107
Income tax payable	**681**	691
Deferred income tax liabilities	**4,189**	1,657
Other liabilities	**15,750**	11,744
Total liabilities	**520,199**	446,685
Total equity and liabilities	**617,772**	494,435

Consolidated Statement of Changes in Equity

For the six months ended June 30, 2007

(in RMB million)	*Notes*	Share capital (Audited)	Capital reserve (Audited)	Surplus reserve fund (Audited)	General reserve (Audited)	Net unrealized gains (Audited)	Foreign currency translation differences (Audited)	Retained profits (Audited)	Minority interests (Audited)	Total (Audited)
		Equity attributable to equity holders of the parent								
			Reserves							
As at January 1, 2007		6,195	14,835	6,126	517	8,250	(25)	10,477	1,375	47,750
Issue of new shares in the PRC		1,150	37,720	-	-	-	-	-	-	38,870
Shares issue expenses		-	(648)	-	-	-	-	-	-	(648)
Net profit for the six months ended June 30, 2007		-	-	-	-	-	-	9,690	279	9,969
Net gains on available-for-sale investments		-	-	-	-	15,397	-	-	154	15,551
Net gains on available-for-sale investments removed from equity and reported in net profit		-	-	-	-	(8,727)	-	-	(88)	(8,815)
Deferred tax recognized, net	8	-	-	-	-	(2,422)	-	-	(24)	(2,446)
Dividends declared	9	-	-	-	-	-	-	(1,616)	-	(1,616)
Appropriations to statutory reserve		-	-	808	-	-	-	(808)	-	-
Transfer of surplus reserve fund		-	-	(6)	-	-	-	6	-	-
Acquisition of minority interests		-	-	-	-	-	-	-	(113)	(113)
Currency translation adjustments		-	-	-	-	-	(23)	-	-	(23)
Dividends for minority interests		-	-	-	-	-	-	-	(34)	(34)
Shadow accounting adjustment		-	-	-	-	(863)	-	-	(9)	(872)
As at June 30, 2007		7,345	51,907	6,928	517	11,635	(48)	17,749	1,540	97,573

(in RMB million)	Notes	Equity attributable to equity holders of the parent									
			Reserves								
		Share capital (Unaudited)	Capital reserve (Unaudited)	Surplus reserve fund (Unaudited)	Statutory public welfare fund (Unaudited)	General reserve (Unaudited)	Net unrealized gains (Unaudited)	Foreign currency translation differences (Unaudited)	Retained profits (Unaudited)	Minority interests (Unaudited)	Total (Unaudited)
As at January 1, 2006		6,195	14,835	4,743	783	430	715	(13)	5,308	526	33,522
Net profit for the six months ended June 30, 2006		-	-	-	-	-	-	-	4,099	63	4,162
Net gains on available-for-sale investments		-	-	-	-	-	3,961	-	-	38	3,999
Net gains on available-for-sale investments removed from equity and reported in net profit		-	-	-	-	-	(1,204)	-	-	(12)	(1,216)
Deferred tax recognized, net	8	-	-	-	-	-	(300)	-	-	(3)	(303)
Dividends declared	9	-	-	-	-	-	-	-	(1,239)	-	(1,239)
Transfer to surplus reserve fund		-	-	783	(783)	-	-	-	-	-	-
Currency translation adjustments		-	-	-	-	-	-	(3)	-	(1)	(4)
Dividends for minority interests		-	-	-	-	-	-	-	-	(50)	(50)
Shadow accounting adjustment		-	-	-	-	-	(759)	-	-	(8)	(767)
As at June 30, 2006		6,195	14,835	5,526	-	430	2,413	(16)	8,168	553	38,104

Supplementary information

1. Corporate information

Ping An Insurance (Group) Company of China, Ltd. (the "Company") was incorporated in Shenzhen, the People's Republic of China (the "PRC") on March 21, 1988. Its business scope includes investing in insurance enterprises, supervising and managing various domestic and overseas businesses of subsidiaries, and utilizing insurance funds. The Company's principal subsidiaries are mainly engaged in the provision of life insurance, property and casualty insurance, banking and other financial services.

2. Changes in accounting policies

The Group has revised certain significant accounting policies following adoption of the following revised IFRSs which management considers to be most relevant to its current operations:

- International Accounting Standard ("IAS") 1 Amendment: Capital Disclosure

  IAS 1 Amendment affects the disclosure about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

- IFRS 7 Financial Instruments: Disclosure

  IFRS 7 requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments and also incorporates many of the disclosure requirements of IAS 32.

- IFRIC-Int 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
  IFRIC-Int 8 Scope of IFRS 2
  IFRIC-Int 9 Reassessment of Embedded Derivatives
  IFRIC-Int 10 Interim Financial Reporting and Impairment

  Other than additional disclosures, adoption of these revised standards and new interpretations did not have significant impact on the Group's financial statements.

The above revised accounting policies have no significant impact on these financial statements, and the Group considers other new or revised IFRSs and related pronouncements effective in the six months ended June 30, 2007 ("the Period") do not have significant impact on these financial statements either.

3. Segment reporting

The Group's business segment information is currently divided into life insurance business, property and casualty insurance business, banking business, securities business, corporate and other business. Segment net profit represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

The segment analysis for the six months ended June 30, 2007 is as follows:

(in RMB million)	Life insurance (Audited)	Property and casualty insurance (Audited)	Banking (Audited)	Securities (Audited)	Corporate (Audited)	Others (Audited)	Elimination (Audited)	Total (Audited)
Income statement								
Gross written premiums and policy fees	32,134	11,004	-	-	-	-	-	43,138
Less: Premiums ceded to reinsurers	(476)	(2,124)	-	-	-	-	-	(2,600)
Increase in unearned premium reserves, net	(277)	(1,914)	-	-	-	-	-	(2,191)
Net earned premiums	31,381	6,966	-	-	-	-	-	38,347
Reinsurance commission income	111	564	-	-	-	-	-	675
Interest income of banking operations	-	-	1,716	-	-	-	-	1,716
Other fees and commission income	52	-	68	1,046	-	258	(67)	1,357
Investment income	21,607	930	586	396	1,774	384	(9)	25,668
Other income	618	38	455	-	130	289	(272)	1,258
Total income	53,769	8,498	2,825	1,442	1,904	931	(348)	69,021
Change in deferred policy acquisition costs	3,727	409	-	-	-	-	-	4,136
Claims and policyholders' benefits	(43,045)	(4,804)	-	-	-	-	-	(47,849)
Changes in fair value of derivative financial liabilities	13	-	(2)	95	-	-	-	106
Commission expenses of insurance operations	(4,601)	(1,124)	-	-	-	-	52	(5,673)
Interest expenses of banking operations	-	-	(798)	-	-	-	109	(689)
Other fees and commission expenses	-	-	(16)	(71)	-	(126)	-	(213)
Loan loss provisions, net of reversals	-	-	111	-	-	(6)	-	105
Foreign currency losses	(316)	(11)	22	(2)	(25)	(3)	-	(335)
General and administrative expenses	(3,573)	(1,917)	(900)	(605)	(560)	(403)	165	(7,793)
Total expenses	(47,795)	(7,447)	(1,583)	(583)	(585)	(538)	326	(58,205)
Operating profit before tax	5,974	1,051	1,242	859	1,319	393	(22)	10,816
Income taxes	44	(291)	(156)	(183)	(179)	(82)	-	(847)
Net profit	6,018	760	1,086	676	1,140	311	(22)	9,969

4. **Gross written premiums and policy fees**

For the six months ended June 30, (in RMB million)	**(Audited) 2007**	(Unaudited) 2006
Gross written premiums, policy fees and premium deposits, as reported in accordance with PRC Accounting Standards	**53,885**	46,000
Less: Business tax and surcharges	**(702)**	(620)
Gross written premiums, policy fees and premium deposits (net of business tax and surcharges)	**53,183**	45,380
Less: Premium deposits allocated to policyholder contract deposits	**(8,372)**	(6,037)
Premium deposits allocated to policyholder accounts	**(1,673)**	(1,857)
Gross written premiums and policy fees	**43,138**	37,486
Long term life business gross written premiums and policy fees	**29,605**	26,338
Short term life business gross written premiums	**2,529**	2,759
Property and casualty business gross written premiums	**11,004**	8,389
Gross written premiums and policy fees	**43,138**	37,486

5. **Interest income and interest expenses of banking operations**

(1) **Interest income of banking operations**

For the six months ended June 30, (in RMB million)	**(Audited) 2007**	(Unaudited) 2006
Loans and advances to customers	**1,348**	7
Balances with central bank	**73**	–
Cash and amounts due from banks and other financial institutions	**295**	15
Total	**1,716**	22

(2) **Interest expenses of banking operations**

For the six months ended June 30, (in RMB million)	**(Audited) 2007**	(Unaudited) 2006
Customer deposits	**532**	1
Due to banks and other financial institutions	**157**	–
Total	**689**	1

6. Investment income

(1) Net investment income

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Interest income on fixed maturity investments		
Bonds		
– Held-to-maturity	**2,669**	2,457
– Available-for-sale	**1,272**	681
– Carried at fair value through profit or loss	**501**	13
Term deposits		
– Loans and receivables	**1,170**	1,570
Others		
– Loans and receivables	**126**	5
Dividend income on equity investments		
Equity investment funds		
– Available-for-sale	**2,975**	449
– Carried at fair value through profit or loss	**1,364**	314
Equity securities		
– Available-for-sale	**96**	114
– Carried at fair value through profit or loss	**35**	91
Operating lease income from investment properties	**151**	58
Interest expenses on assets sold under agreements to repurchase	**(429)**	(30)
Total	**9,930**	5,722
Yield of net investment income (% per annum)	**4.9**	4.2

Lease income from investment properties and net foreign currency losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yield.

(2) Realized gains

For the six months e ded June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Fixed maturity investments		
– Available-for-sale	**98**	99
– Carried at fair value through profit or loss	**117**	64
Equity investments		
– Available-for-sale	**8,717**	1,117
– Carried at fair value through profit or loss	**6,303**	671
Derivative financial instruments		
– Carried at fair value through profit or loss	**3**	139
Total	**15,238**	2,090

(3) **Unrealized gains/(losses)**

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Fixed maturity investments		
– Carried at fair value through profit or loss	**(188)**	31
Equity investments		
– Carried at fair value through profit or loss	**684**	1,680
Derivative financial instruments		
– Carried at fair value through profit or loss	**4**	70
Total	**500**	1,781

(4) **Total investment income**

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Net investment income	**9,930**	5,722
Realized gains	**15,238**	2,090
Unrealized gains	**500**	1,781
Total	**25,668**	9,593
Yield of total investment income (% per annum)	**9.9**	5.8

Lease income from investment properties and net foreign currency losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yield.

7. Operating profit before tax

(1) **Operating profit before tax is arrived at after charging/(crediting) the following items:**

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Employee costs *(Note 7(2))*	**3,731**	2,053
Provision for insurance guarantee fund	**176**	141
Depreciation of investment properties	**76**	32
Depreciation of property and equipment	**324**	196
Amortization of intangible assets	**81**	9
Gains on disposal of non-performing assets	**(284)**	–
Loss on disposal of property and equipment and investment properties	**1**	6
Charge of impairment losses on investment properties, property and equipment, and intangible assets	**9**	34
Provision for doubtful debts, net	**76**	11
Operating lease payments in respect of land and buildings	**283**	254

(2) **Employee costs**

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Wages, salaries and bonuses	**3,106**	1,595
Retirement benefits, social security contributions and welfare benefits	**625**	458
Total	**3,731**	2,053

8. Income taxes

According to the "Provisional Regulations of the PRC on Enterprise Income Tax", which remains effective in 2007, the taxable income of the Group represents its income for financial reporting purposes, net of deductible and non-taxable items for income tax purposes. The enterprise income tax rates applicable to the Group, the subsidiaries and their branches during the period are as follows:

Tax	Subsidiaries and branches	Tax rate
Enterprise income tax in the PRC	– Located in Special Economic Zones and Ping An Bank	15%
	– Located outside the Special Economic Zones	33%
Hong Kong profits tax	– Subsidiaries in Hong Kong Special Administrative Region	17.5%

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Consolidated income statement		
Current income tax	**666**	319
Deferred income tax relating to the origination and reversal of temporary differences:		
Policyholders' reserves	**(3,910)**	(337)
Claim reserves	**(24)**	(51)
Unearned premium reserves	**(13)**	(15)
Deferred policy acquisition costs	**3,914**	392
Fair value adjustment on financial assets and liabilities carried at fair value through profit or loss	**457**	271
Others	**(243)**	(23)
Total deferred income tax	**181**	237
Income taxes reported in consolidated income statement	**847**	556
Consolidated statement of changes in equity		
Deferred income tax related to net unrealized gains charged directly to equity	**2,446**	303

A reconciliation between tax expense and the product of accounting profit multiplied by the main applicable tax rate of 15% is as follows:

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Accounting profit before income taxes	**10,816**	4,718
Tax computed at the main applicable tax rate of 15%	**1,622**	708
Tax effect of income not taxable in determining taxable income	**(1,558)**	(562)
Tax effect of expenses not deductible in determining taxable income	**573**	240
Tax effect of higher tax rate on branches and entities (in the PRC) that are located outside the Special Economic Zones	**205**	170
Tax effect of changes in tax rate	**5**	–
Income taxes reported in consolidated income statement	**847**	556

On March 16, 2007, the National People's Congress approved the PRC Corporate Income Tax Law (the "New CIT Law"), which is effective from January 1, 2008. Under the New CIT Law, corporate income tax rate for domestic companies will decrease from 33% to 25% since January 1, 2008. In addition, for those enterprises benefiting from lower preferential tax rates (e.g. 15%), such preferential rates will be gradually phased out by increasing them over the next five years. This change in the income tax rate will directly increase the Group's effective tax rate prospectively from 2008. According to IAS 12, deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. As a result, based on current best estimate of impact which could be reasonably estimated, management estimated that the change in the corporate income tax rate has had the following impact on the results and financial position of the Group:

	RMB million
Increase in income tax expense for current period (net impact of deferred tax on applicable temporary differences)	**5**
Decrease in revaluation reserve for available-for-sale financial assets as at June 30, 2007	**1,567**
Increase in deferred tax assets as at June 30, 2007	**104**
Increase in deferred tax liabilities as at June 30, 2007	**1,676**

The net impact for the current period operating results is relatively small because there are temporary differences with offsetting deferred tax and liabilities.

At the date of these financial statements, detailed implementation and administrative requirements for the New CIT Law have not been announced. These detailed requirements include regulations concerning the computation of taxable income, specific preferential tax treatments and their related transitional provisions. The Group will further evaluate the impact on its operating results and financial positions of future periods as more detailed requirements are issued.

9. Dividends

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Final dividend approved and paid for the previous year: RMB0.22 per ordinary share (Six months ended June 30, 2006: Nil)	**1,616**	–
Special interim dividend approved and paid: Nil (Six months ended June 30, 2006: RMB0.20 per ordinary share)	–	1,239

On August 16, 2007, the board of directors proposed an interim dividend distribution of RMB0.20 per share totaling RMB1,469 million to be paid (2006: RMB0.12 per share totaling RMB743 million).

10. Earnings per share

The basic earnings per share for the Period is computed by dividing the net profit attributable to equity holders of the Company for the Period by the weighted average number of 6,961,720,001 shares in issue (June 30, 2006: weighted average number of 6,195,053,334 shares in issue).

The Company had no dilutive potential shares, hence no diluted earnings per share amount is presented.

11. Contingent liabilities

(1) Guarantees

Shenzhen Ping An Real Estate Investment Co., Ltd. provided guarantees for value of certain investment properties under trust schemes managed by China Ping An Trust & Investment Co., Ltd. ("Ping An Trust"). The guarantees provided were RMB160 million as at June 30, 2007 (Audited December 31, 2006: RMB426 million).

(2) Litigation

Owing to the nature of insurance and financial service business, the Group is involved in estimates, contingencies and legal proceedings in the ordinary course of business, including being the plaintiff or the defendant in litigation and arbitration. Legal proceedings mostly involve claims on the Group's insurance policies. Provision has been made for probable losses to the Group, including those claims where management can reasonably estimate the outcome of the lawsuits taking into account of any legal advice.

No provision has been made for pending lawsuits or possible violations of contracts when the outcome cannot be reasonably estimated or management believes the probability is low or remote. For pending lawsuits, management also believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group or any of its subsidiaries.

12. Post balance sheet events

(1) By July 20, 2007, the Group completed, through Ping An Trust, its acquisition of 30% equity interests in Shanxi Taichang Expressway Co., Ltd., 60% equity interests in Shanxi Changjin Expressway Co., Ltd. and 60% equity interests in Shanxi Jiaojin Expressway Co., Ltd. at an aggregate consideration of RMB2.3 billion.

(2) On August 16, 2007, the directors proposed 2007 interim dividend distribution of RMB0.20 per ordinary share totaling RMB1,469 million.

B. Prepared in accordance with PRC Accounting Standards

Consolidated Income Statement
For the six months ended June 30, 2007

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Operating income		
Premium income	**53,885**	46,000
Including reinsurance premium income	**47**	7
Less: Premium ceded to reinsurers	**(2,600)**	(2,466)
Change in unearned premium reserves	**(2,105)**	(2,054)
Earned premium	**49,180**	41,480
Interest income from banking operations	**1,716**	22
Interest expense of banking operations	**(689)**	(1)
Net interest income from banking operations	**1,027**	21
Fees and commission income	**1,357**	218
Fees and commission expenses	**(213)**	(30)
Net income from fees and commission	**1,144**	188
Investment income	**29,124**	8,802
Gains from changes in fair values	**3,094**	4,001
Foreign exchange losses	**(335)**	(130)
Other operating income	**817**	265
Total operating income	**84,051**	54,627

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Operating expenses		
Surrenders	**(5,919)**	(3,910)
Claims paid	**(11,791)**	(7,814)
Less: Reinsurers' share of claims paid	**1,167**	1,132
Change in insurance contract reserves	**(44,949)**	(30,021)
Less: Reinsurers' share of insurance contract reserves	**348**	9
Policyholder dividends	**(897)**	(1,714)
Expenses for reinsurance accepted	**(7)**	(1)
Business tax and surcharges	**(1,742)**	(774)
Insurance related handling charges and commission	**(5,666)**	(3,932)
General and administrative expenses	**(6,571)**	(3,986)
Less: Reinsurers' share of expenses	**675**	922
Other operating expenses	**(195)**	(66)
Impairment losses	**(17)**	(45)
Total operating expenses	**(75,564)**	(50,200)
Operating profit	**8,487**	4,427
Add: Non-operating income	**435**	16
Less: Non-operating expenses	**(50)**	(17)
Profit before tax	**8,872**	4,426
Less: Income taxes	**(546)**	(420)
Net Profit	**8,326**	4,006
Attributable to:		
Shareholders of the parent	**8,063**	3,945
Minority interests	**263**	61
	8,326	4,006
	RMB	RMB
Earnings per share		
Basic and diluted earnings per share	**1.16**	0.64

Consolidated Balance Sheet
As at June 30, 2007

(in RMB million)	(Audited) June 30, 2007	(Audited) December 31, 2006
ASSETS		
Cash on hand and at bank	**83,789**	42,585
Balances with clearing companies	**1,591**	875
Precious metal	**1**	111
Placements with banks and other financial institutions	**1,101**	1,727
Held-for-trading financial assets	**73,436**	44,003
Derivative financial assets	**16**	21
Financial assets purchased under agreements to resell	**12,854**	7,251
Interest receivables	**4,716**	3,249
Premium receivables	**5,307**	3,073
Receivable from reinsurers	**2,205**	795
Unearned premium reserves receivable from reinsurers	**3,048**	2,437
Claim reserves receivable from reinsurers	**2,058**	1,724
Policyholders' reserves for life insurance receivable from reinsurers	**7**	–
Long-term reserves for health insurance receivable from reinsurers	**7**	–
Policy loans	**1,799**	1,381
Loans and advances to customers	**58,427**	49,152
Deposits with stock and futures exchanges	**1,139**	334
Term deposits	**50,503**	65,416
Available-for-sale financial assets	**132,443**	95,200
Held-to-maturity investments	**130,193**	129,250
Long-term equity investments	**211**	415
Goodwill	**475**	409
Statutory deposits	**1,520**	1,520
Investment properties	**3,789**	1,660
Fixed assets	**6,839**	4,552
Intangible assets	**922**	940
Deferred tax assets	**592**	888
Other assets	**4,155**	4,320
Total assets	**583,143**	463,288

	(Audited) June 30, 2007	(Audited) December 31, 2006
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Short-term borrowings	**557**	527
Due to banks and other financial institutions	**5,318**	3,465
Guarantee deposits	**5,865**	5,485
Placements from banks and other financial institutions	**1,871**	992
Derivative financial liabilities	**356**	178
Financial assets sold under agreements to repurchase	**22,883**	14,573
Customer bank deposits	**62,219**	66,725
Customer brokerage deposits	**9,846**	3,750
Premiums received in advance	**666**	1,352
Handling charges and commission payable	**1,427**	894
Due to reinsurers	**2,786**	746
Salary and welfare payable	**3,381**	2,133
Taxes payable	**1,509**	1,166
Interest payable	**355**	287
Claims payable	**4,274**	3,981
Policyholder dividends payable	**4,771**	4,107
Policyholder deposits and investments	**4,945**	4,049
Unearned premium reserves	**15,653**	12,937
Claim reserves	**7,436**	6,480
Policyholders' reserves for life insurance	**289,351**	248,574
Long-term reserves for health insurance	**34,399**	30,694
Long-term borrowings	**1,636**	155
Deferred tax liabilities	**3,555**	1,441
Other liabilities	**3,173**	1,971
Total liabilities	**488,232**	416,662
SHAREHOLDERS' EQUITY		
Share capital	**7,345**	6,195
Capital reserves	**63,833**	23,246
Surplus reserves	**6,928**	6,120
General risk provision	**517**	517
Retained profits	**14,821**	9,182
Foreign currency translation differences	**(48)**	–
Attributable to shareholders of the parent	**93,396**	45,260
Minority interests	**1,515**	1,366
Total shareholders' equity	**94,911**	46,626
Total liabilities and shareholders' equity	**583,143**	463,288

Income Statement of the Company
For the six months ended June 30, 2007

For the six months ended June 30, (in RMB million)	**(Audited) 2007**	(Unaudited) 2006
Operating income		
Investment income	**4,878**	5,213
Gains from changes in fair values	**359**	69
Foreign exchange losses	**(25)**	(5)
Other operating income	**130**	30
Total operating income	**5,342**	5,307
Operating expenses		
Business tax and surcharges	**(54)**	(3)
General and administrative expenses	**(504)**	(265)
Total operating expenses	**(558)**	(268)
Operating profit	**4,784**	5,039
Less: Non-operating expenses	**(1)**	–
Profit before tax	**4,783**	5,039
Less: Income taxes	**(179)**	(38)
Net profit	**4,604**	5,001

Balance Sheet of the Company
As at June 30, 2007

(in RMB million)	(Audited) June 30, 2007	(Audited) December 31, 2006
ASSETS		
Cash on hand and at bank	**44,458**	3,139
Held-for-trading financial assets	**5,318**	5,458
Interest receivables	**92**	29
Term deposits	**448**	776
Available-for-sale financial assets	**5,455**	4,227
Long-term equity investments	**17,568**	17,368
Fixed assets	**63**	69
Intangible assets	**10**	18
Other assets	**328**	422
Total assets	**73,740**	31,506
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Placements from banks and other financial institutions	**1,751**	820
Salary and welfare payable	**890**	586
Taxes payable	**179**	75
Deferred tax liabilities	**170**	93
Other liabilities	**132**	146
Total liabilities	**3,122**	1,720
SHAREHOLDERS' EQUITY		
Share capital	**7,345**	6,195
Capital reserves	**52,425**	15,731
Surplus reserves	**5,429**	4,969
General risk provision	**395**	395
Retained profits	**5,024**	2,496
Total shareholders' equity	**70,618**	29,786
Total liabilities and shareholders' equity	**73,740**	31,506

C. Reconciliation of GAAP differences between PRC Accounting Standards and IFRS

The material GAAP differences between PRC Accounting Standards and IFRS in preparing financial statements are as follows:

Consolidated net profit	Notes	**(Audited) For the six months ended June 30, 2007** *in RMB million*	(Unaudited) For the six months ended June 30, 2006 *in RMB million*
Financial statements prepared in accordance with PRC Accounting Standards		**8,063**	3,945
Unearned premium reserves	*(i)*	**(86)**	(102)
Policyholders' reserves	*(ii)*	**(2,106)**	(2,249)
Deferred policy acquisition costs	*(iii)*	**4,136**	2,611
Deferred tax	*(iv)*	**(301)**	(136)
Minority interests and others		**(16)**	30
Financial statements prepared in accordance with IFRS		**9,690**	4,099

Consolidated equity	Notes	**(Audited) June 30, 2007** *in RMB million*	(Audited) December 31, 2006 *in RMB million*
Financial statements prepared in accordance with PRC Accounting Standards		**93,396**	45,260
Unearned premium reserves	*(i)*	**-**	86
Policyholders' reserves	*(ii)*	**(32,380)**	(30,023)
Deferred policy acquisition costs	*(iii)*	**36,069**	31,866
Deferred tax	*(iv)*	**(966)**	(687)
Minority interests and others		**(86)**	(127)
Financial statements prepared in accordance with IFRS		**96,033**	46,375

Minority interests have been deducted from the above amounts.

Notes:

(i) Under PRC Accounting Standards, unearned premium reserves of life insurance businesses should be no less than 50% of the net premium for the current period. Under IFRS, unearned premium reserves are provided using actuarial valuation results (1/365 method).

(ii) Under PRC Accounting Standards, policyholders' reserves are provided in accordance with related actuarial regulations released by CIRC. Under IFRS, policyholders' reserves are provided in accordance with IFRS 4 Insurance Contracts and by reference to US GAAP.

(iii) Under PRC Accounting Standards, handling costs and commission expenses of acquiring new policies are recognized in the income statement when incurred. Under IFRS, handling costs and commission expenses of acquiring new policies are deferred and amortized by category in proportion to expected premiums over the life of the insurance contracts or the present value of estimated gross profits expected to be realized over the life of the insurance contracts, in accordance with IFRS 4 Insurance Contracts and by reference to US GAAP.

(iv) The above differences between PRC Accounting Standards and IFRS are temporary differences in accordance with IAS 12 Income Taxes. The Group recognizes deferred tax assets on the basis of the above differences and the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The financial figures above in respect of the Announcement of Audited Results for the Six Months Ended June 30, 2007 ("Announcement") have been agreed by the Group's auditors, Ernst & Young, to the amounts set out in the Group's audited financial statements for the six months ended June 30, 2007. The work performed by Ernst & Young in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the HKICPA and consequently no assurance has been expressed by Ernst & Young on the Announcement.

EXPOSURE TO FLUCTUATIONS IN EXCHANGE RATES

Foreign currency denominated investments and cash assets held by the Group are exposed to foreign currency risks. These assets include term deposits, cash and cash equivalents, financial assets at fair value held in foreign currency that are considered as monetary assets. In addition to foreign currency denominated monetary assets, the Group's foreign currency denominated monetary liabilities are also exposed to fluctuations in exchange rates. These liabilities include foreign currency denominated claim reserves and payable to reinsurers. The exposures to fluctuations in exchange rates from monetary assets and monetary liabilities offset each other.

The Group uses sensitivity analysis to estimate its risk exposure. Foreign currency risk sensitivity is estimated by assuming a simultaneous and uniform 5% depreciation, against the Renminbi, of all foreign currency denominated monetary assets and monetary liabilities.

As at June 30, 2007 (in RMB million)	**Foreign currency risk**
Net exposure to fluctuations in exchange rates assuming a simultaneous and uniform 5% depreciation of all foreign currency denominated monetary assets and monetary liabilities against the Renminbi	**770**

EMBEDDED VALUE

In order to provide investors with an additional tool to understand our economic value and business performance results, the Group has disclosed information regarding embedded value in this section. The embedded value represents the shareholders' adjusted net asset value plus the value of the Group's in-force life insurance business adjusted for the cost of regulatory solvency margin deployed to support this business. The embedded value excludes the value of future new business sales.

Components of economic value

(in RMB million)	As at June 30, 2007	As at December 31, 2006
Adjusted net asset value	**95,567**	46,282
Value of in-force insurance business written prior to June 1999	**(16,446)**	(20,932)
Value of in-force insurance business written since June 1999	**51,251**	48,011
Cost of holding the required solvency margin	**(9,573)**	(7,788)
Embedded value	**120,799**	65,573
Value of one year's new business	**7,323**	6,007
Cost of holding the required solvency margin	**(1,108)**	(875)
Value of one year's new business after cost of solvency	**6,215**	5,132

OTHER INFORMATION

Purchase, sale, or redemption of listed shares

Neither the Company, nor any of its subsidiaries, has purchased, sold or redeemed any of the Company's listed shares from January 1, 2007 to June 30, 2007.

Audit committee

The Company has established an audit committee in compliance with the Code on Corporate Governance Practices (the "**Code on Corporate Governance Practices**") contained in Appendix 14 to the Listing Rules. The primary duties of the audit committee are to review and supervise the Company's financial reporting process, internal audit and control procedures. The audit committee, comprising four Independent Non-executive Directors, namely Mr. Bao Youde, Mr. Kwong Che Keung Gordon, Mr. Cheung Wing Yui and Mr. Chow Wing Kin Anthony and one Non-executive Director, namely Mr. Anthony Philip HOPE, has reviewed with the management the accounting principles and practices adopted by the Company and discussed the internal controls and financial reporting matters including a review of the interim accounts of the Company.

Compliance with the Code on Corporate Governance Practices of the Listing Rules

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company did not meet the applicable Code Provisions set out in the Code on Corporate Governance Practices for any part of the period from January 1, 2007 to June 30, 2007 except that Mr. Ma Mingzhe has occupied the positions of both the Chairman of the Board of Directors and Chief Executive Officer of the Company.

Code Provision A.2.1 of the Code on Corporate Governance Practices provides that the roles of Chairman and Chief Executive Officer should be separate and should not be performed by the same individual. However, the Board is of the opinion that Board decisions are not decisions of the Chairman of the Board alone but are nevertheless collective decisions of all Directors made by way of voting. Further, there is a clear division of the responsibilities between the management of the

Board, which is a collective decision reached by way of majority voting, and the day-to-day management of the Company's business, which relies on the support of the Company's senior management. As such, the management power of the Company is not concentrated in any one individual.

Therefore, the Board is of the opinion that the Company's management structure is able to provide the Company with efficient management and at the same time, protect shareholders' rights. The Company therefore does not currently intend to separate the roles of the Chairman of the Board of Directors and the Chief Executive Officer of the Company.

Further details of the Company's arrangements and considered reasons for the Company's intention not to separate the roles of the Chairman of the Board of Directors and the Chief Executive Officer of the Company were set out under the paragraph headed "Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules" in the Corporate Governance Report on pages 36 to 37 of the Company's 2006 annual report issued on April 19, 2007.

Interim dividend and closure of register

The Board declared that an interim dividend of RMB0.20 (equivalent to HK$0.2065) per share for the six months ended June 30, 2007 be paid to shareholders of the Company. H shares shareholders whose names are on the Company's registers of members on September 4, 2007 will be entitled to the interim dividend. The registration date and arrangements in relation to the rights of holders of A shares to receive the interim dividend for the period ended June 30, 2007 will be separately announced in the PRC.

According to the Articles of Association of the Company, dividends will be denominated and declared in Renminbi. Dividends on A shares will be paid in Renminbi and dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average middle exchange rate of Renminbi to Hong Kong dollars as announced by the People's Bank of China for the week prior to the date of declaration of dividends (RMB0.9687 equivalent to HK$1.00).

In order to determine the list of holders of H shares who are entitled to receive the interim dividend for the period ended June 30, 2007, the Company's register of members of H shares will be closed from Thursday, August 30, 2007 to Tuesday, September 4, 2007, both days inclusive, during which period no transfer of H shares will be effected. In order to qualify for the interim dividend, holders of H shares whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited, at or before 4:30 p.m. on Wednesday, August 29, 2007. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the "Receiving Agent") and will pay to the Receiving Agent the interim dividend declared for payment to holders of H shares. The interim dividend will be paid by the Receiving Agent and relevant cheques will be dispatched on or before September 7, 2007 to holders of H Shares whose names appear on the registers of members of the Company on September 4, 2007 by ordinary post at their own risk.

Disclosure of information on the Stock Exchange's website and the Company's website

The interim results announcement and the interim report of the Company containing all information required by paragraphs 46(1) to 46(9) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange (http://www.hkex.com.hk) and the website of the Company (http://www.pingan.com.cn) respectively in due course.

By order of the Board of Directors
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, August 16, 2007

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

DATE OF BOARD MEETING

The board (the "Board") of directors of Ping An Insurance (Group) Company of China, Ltd. (the "Company") hereby announces that a Board meeting will be held on Thursday, August 16, 2007 at 1:00 p.m. for the purposes of considering and approving the interim results of the Company for the six months ended June 30, 2007 and the payment of an interim dividend, if any, and transacting any other business.

By order of the Board of Directors
Ping An Insurance (Group) Company of China, Ltd.
Yao Jun
Joint Company Secretary

Shenzhen, PRC, August 2, 2007

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT
2007 ESTIMATED INTERIM RESULTS

This announcement is made pursuant to Rules 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

It is expected that the net profit of the Company for the six months ended 30 June 2007 prepared in accordance with the Accounting Standards for Business Enterprises published by the Ministry of Finance of the People's Republic of China in 2006 may increase by over 100% as compared to the Company's net profit for the six months ended 30 June 2006.

The financial information referred to in this announcement has not been audited. Shareholders and investors of the Company are advised to exercise caution when dealing in the shares of the Company.

The Board of Directors of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") announces the estimated interim results of the Company and its subsidiaries for the six months ended 30 June 2007.

(1) Estimated results for the six months ended 30 June 2007

1. Estimated results period : 1 January 2007 to 30 June 2007

2. Estimated results:

Based on preliminary calculations, the net profit of the Company for the six months ended 30 June 2007 prepared in accordance with the Accounting Standards for Business Enterprises published by the Ministry of Finance of the People's Republic of China in 2006 (the "**Accounting Standards for Business Enterprises**") may increase by over 100% as compared to the Company's net profit for the six months ended 30 June 2006. Detailed financial information of the Company will be published in the Company's 2007 interim report.

The estimated results have not been audited by certified public accountants.

(2) Results for the six months ended 30 June 2006

1.	Net profit (attributable: to equity holders of the parent)	RMB3,945 million
2.	Earnings per share:	RMB0.64 (calculated based on the 6,195,053,344 shares in issue prior to the issue of A shares by the Company)

Results for the six months ended 30 June 2006 have been retrospectively adjusted in accordance with the Accounting Standards for Business Enterprises.

These results have not been audited by certified public accountants.

(3) Reasons for increase in estimated results

During the first half of 2007, the Company's three major businesses – insurance, banking and asset management, all grew steadily. Increase in net profit is mainly attributable to improved investment returns, steady growth in insurance business and increased contribution as to profits from the Company's banking business.

(4) Other information

The Company completed its initial public offer of 1,150,000,000 A shares in the first half of 2007. As at June 30, 2007, the Company had in issue 7,345,053,334 shares.

By order of the Board of Directors
Ping An Insurance (Group) Company of China, Ltd.
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, July 24, 2007

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China, Ltd., Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd. for the period from January 1, 2007 to June 30, 2007 were RMB 42,218.37 million, RMB 11,515.82 million, RMB 0.34 million and RMB 30.00 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, July 20, 2007

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Resignation and appointment of Supervisor

The board of directors (the "**Board of Directors**") of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") is pleased to announce that Mr. Du Jiangyuan was appointed as a supervisor representing employees of the Company on 10 July 2007. The particulars of Mr. Du are set out below:

Mr. Du Jiangyuan, 38, joined the Company in 1996 and is currently the Deputy General Manager of the Talent Management Department of the Company. He was previously the Deputy Manager of the Human Resource Department of Ping An Property & Casualty Insurance Company of China, Ltd. and Assistant to Deputy Manager of the Human Resource Department of the Company. Mr. Du holds a Master degree from the Shanghai University of Finance & Economics in economics. Mr. Du has been appointed as a supervisor representing employees of the Company to hold office until the expiration of the term of the current Supervisory Committee, which was appointed for 3 years at the annual general meeting of the Company held on May 25, 2006. As with other supervisors representing employees of the Company, Mr. Du does not receive any supervisor fees but only remuneration for his position held within the Group which amount is determined by the management of the Company.

Mr. Du does not have any relationship with the other directors, supervisors, senior management or substantial or controlling shareholders of the Company. Mr. Du does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). Save for the information disclosed above, there is no other information which is discloseable nor is/was Mr. Du involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

The appointment of Mr. Du was to replace Mr. He Shi who resigned on the same date from his position as a supervisor representing employees of the Company as Mr. He will cease to be the Deputy Director of the Human Resources Department as well as the Manager of the Talent Management Division of the Company and take up a new position in a subsidiary of the Group. Mr. He has confirmed that there is no disagreement with the Board and that there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Company would like to take this opportunity to thank Mr. He Shi for his contribution to the Supervisory Committee and to welcome Mr. Du Jiangyuan to the Supervisory Committee.

By order of the Board of Directors
Ping An Insurance (Group) Company of China, Ltd.
Yao Jun **Natalia Seng**
Joint Company Secretaries

Shenzhen, PRC, July 13, 2007

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited.

In order to fully implement China Securities Regulatory Commission's "Notice in relation to the development and enhancement of listed companies' governance activities" (Zheng Jian Gong Si Zi No.【2007】28) and to generally receive investors' opinions and recommendations as to, and also to enhance the corporate governance of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**"), the Company will be holding a corporate governance discussion and exchange forum with investors via the internet from 14:00-16:00 on Friday, July 13, 2007. The forum will be attended by representatives of the Company's board of directors, supervisory committee and management. Investors are welcomed to participate in the forum by visiting the website www.p5w.net.

The Company's "Corporate governance activities internal review and reform plan" has been published on China Securities Journal, Shanghai Securities News, Securities Times and the websites of The Shanghai Stock Exchange (www.sse.com.cn), The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) and the Company (www.pingan.com.cn) on June 15, 2007.

By order of the Board of Directors
Ping An Insurance (Group) Company of China, Ltd.
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, July 10, 2007

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Ping An Insurance (Group) Company of China, Ltd., you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

DISCLOSEABLE TRANSACTION
SUBSCRIPTION OF SHARES
IN MINSHENG BANK

June 29, 2007

CONTENTS

Page

In this circular, unless the context otherwise requires, the following expressions have the following meanings respectively:

"Board"	the board of Directors
"CBRC"	the China Banking Regulatory Commission
"Company"	Ping An Insurance (Group) Company of China, Ltd., a joint stock company duly incorporated in the PRC with limited liability, the A shares of which are listed on the Shanghai Stock Exchange and the H shares of which are listed on the Hong Kong Stock Exchange
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"LPD"	June 26, 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular
"Minsheng Bank"	China Minsheng Banking Corp., Ltd., the A shares of which are listed on the Shanghai Stock Exchange (stock code 600016)
"Ping An Life"	Ping An Life Insurance Company of China, Ltd., a 99% owned subsidiary of the Company
"PRC"	The People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Subscription"	the subscription by Ping An Life of 714 million Minsheng Bank's non-public offer shares pursuant to the Subscription Agreement, representing approximately 4.93% of the entire issued share capital of Minsheng Bank immediately after the completion of both the bonus issue and non-public offer
"Subscription Agreement"	an agreement dated June 8, 2007 entered into between Ping An Life and Minsheng Bank in relation to the Subscription

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2318)

Executive Directors:
Ma Mingzhe
Sun Jianyi
Cheung Chi Yan Louis

Non-executive Directors:
Lin Yu Fen
Cheung Lee Wah
Anthony Philip HOPE
Fan Gang
Lin Lijun
Hu Aimin
Chen Hongbo
Wong Tung Shun Peter
Ng Sing Yip

Independent non-executive Directors:
Bao Youde
Kwong Che Keung Gordon
Cheung Wing Yui
Chow Wing Kin Anthony
Zhang Hongyi
Chen Su
Xia Liping

Registered office:
Ping An Building
Ba Gua No.3 Road
Shenzhen, PRC

Principal place of business in Hong Kong:
11th Floor, Dah Sing Financial Center
108 Gloucester Road
Wan Chai
Hong Kong

June 29, 2007

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION SUBSCRIPTION OF SHARES IN MINSHENG BANK

INTRODUCTION

On March 19, 2007, the Company announced that Ping An Life, a 99% owned subsidiary of the Company, had made an application to subscribe for 600 million non-public offer shares

in Minsheng Bank at a subscription price of RMB9.08 per share. The Company further announced on June 11, 2007 that following approval by the CBRC of the qualification of the successful subscribers, Minsheng Bank and Ping An Life had entered into the Subscription Agreement dated June 8, 2007. The final number of shares subscribed for was 714 million shares at a subscription price of RMB7.63 per share, having been adjusted as the result of a bonus issue of shares by Minsheng Bank approved by its shareholders in general meeting on April 9, 2007. The Subscription constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. The purpose of this circular is to provide you with further details of the Subscription.

THE SUBSCRIPTION

Following approval by the CBRC of the qualification of the successful subscribers, Minsheng Bank and Ping An Life entered into the Subscription Agreement on June 8, 2007 in relation to the subscription by Ping An Life of 714 million non-public offer shares in Minsheng Bank, representing approximately 4.93% of the entire issued share capital of Minsheng Bank immediately after the completion of both the bonus issue and non-public offer.

The Subscription was effected at a subscription price of RMB7.63 per share. The total subscription price for the shares remained unchanged and amounted to RMB5,448 million.

The 714 million Minsheng Bank shares subscribed for by Ping An Life will be subject to a 12-months' lock-up period, effective from the date as arranged by China Securities Depository and Clearing Corporation Limited. Subscription monies of RMB5,448 million were satisfied by the insurance funds of Ping An Life.

REASONS AND BENEFITS FOR THE TRANSACTION

The Subscription complies with the relevant PRC laws, rules and regulations applicable to the use of insurance funds, which permits investments in, among others, A shares. The Subscription can enhance the Group's efforts to expand investment channels and maximize the return from the use of the insurance funds, and is in line with the Group's ordinary course of business of investing its insurance premiums and funds to match its payout obligations.

FINANCIAL EFFECTS OF THE SUBSCRIPTION

The total price of RMB5,448 million paid for the Subscription was financed through Ping An Life's own insurance funds. The Board believes that the Subscription will not give rise to any material effect on the earnings, assets and liabilities of Ping An Life, and therefore the Group. However, the cash and cash equivalents of Ping An Life, and therefore the Group, will be reduced and the investment assets value will be increased accordingly. The Subscription of shares is an investment allocation decision in the Group's normal course of business and is currently intended to be held as a long term investment.

LISTING RULES IMPLICATIONS

The Subscription constitutes a discloseable transaction of the Company under the Listing Rules as the assets ratio of the relevant percentage ratios (as defined under Rule 14.04(9) of the Listing Rules) is more than 5% but less than 25%.

INFORMATION RELATING TO THE GROUP AND MINSHENG BANK

The Company together with its subsidiaries is an insurance and financial services group in the PRC with the ability to provide multiple insurance and financial services and products to corporate and retail customers.

Minsheng Bank, headquartered in Beijing, is a national joint-stock commercial bank approved by the People's Bank of China and established to engage in the provision of a broad range of financial products and services to corporate and retail customers. Minsheng Bank's issued A shares (stock code 600016) has been listed on the Shanghai Stock Exchange since December 19, 2000. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Minsheng Bank is a third party independent of the Company and the connected persons of the Company.

Based on the published audited accounts of Minsheng Bank prepared under PRC GAAP for the year ended December 31, 2005 and December 31, 2006, it had a revenue of approximately RMB21,658 million and RMB28,842 million respectively. For the years ended December 31, 2005 and December 31, 2006, Minsheng Bank reported audited net profits of approximately RMB4,193 million and RMB5,324 million before taxation and extraordinary items respectively and net profits of approximately RMB2,673 million and RMB3,832 million after taxation and extraordinary items respectively. Based on the published audited accounts of Minsheng Bank for the year ended December 31, 2006, it had a total asset value and net asset value of RMB700,449 million and RMB19,305 million respectively.

The Subscription was entered into by Ping An Life on normal commercial terms. The Directors (including the independent non-executive Directors) are of the view that the terms of the Subscription (including the Subscription price, which was determined with reference to the market trading prices of Minsheng Bank shares and should not be less than 90% of the average closing price of Minsheng Bank shares for the 20 days prior to its board meeting held on July 15, 2006) are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

Yours faithfully,
For and on behalf of the Board of Directors
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
Ma Mingzhe
Chairman and Chief Executive Officer

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors' and supervisors' interests and short positions in the securities of the Company and its associated corporations

As at the LPD, the interests and short positions of the directors, chief executive or supervisors of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules, were as follows:

Long positions in shares of the Company

Name of Director/supervisor	H/Domestic ("D") shares	Capacity	*Note*	No. of H/D shares	Nature of interest	Percentage of total number of H/D shares in issue *(%)*	Percentage of total shares in issue *(%)*
Cheung Chi Yan Louis Executive Director	H	Beneficial owner		248,000	Long position	0.01	0.003
Lin Li Supervisor	D	Interest of controlled corporations	*(a)*	176,000,000	Long position	3.67	2.40

Note:

(a) Lin Li was interested in shares of the Company by virtue of his control over 93.33% shareholding of Shenzhen Liye Group Company Limited, which held a direct interest in 176,000,000 shares in the Company.

Save as disclosed above, as at the LPD, none of the directors, chief executive or supervisors of the Company had or was deemed to have any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

(b) Persons who have an interest or short position which is discloseable under Divisions 2 and 3 of Part XV of the SFO and substantial shareholders

So far as is known to the Directors, as at the LPD, the following persons (not being a director, chief executive or supervisor of the Company) had, or were deemed to have, interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange, or who are directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

(i) Interests and short positions of substantial shareholders who are entitled to exercise or control the exercise of 10% or more of the voting power at any general meeting of the Company

Name of substantial shareholder	H/Domestic ("D") shares	Capacity	*Notes*	No. of H/D shares	Nature of interest	Percentage of total number of H/D shares in issue *(%)*	Percentage of total shares in issue *(%)*
HSBC Holdings plc	H	Interest of controlled corporations	*1,2,3*	1,233,870,388	Long position	48.22	16.80

(ii) Interests and short positions of other substantial shareholders

Name of substantial shareholder	H/Domestic ("D") shares	Capacity	*Notes*	No. of H/D shares	Nature of interest	Percentage of total number of H/D shares in issue *(%)*	Percentage of total shares in issue *(%)*
HSBC Insurance Holdings Limited	H	Beneficial owner	*1*	618,886,334	Long position	24.19	8.43
The Hongkong and Shanghai Banking Corporation Limited	H	Beneficial owner	*3*	614,099,279	Long position	24.00	8.36
JP Morgan Chase & Co.	H	Beneficial owner		2,146,000	Long position	0.08	0.03
		Beneficial owner		12,304,050	Long position	0.48	0.17
		Investment Manager		48,167,500	Long position	1.88	0.66
		Custodian		91,266,583	Long position	3.57	1.24
			4	153,884,133		6.01	2.10
Shenzhen Investment Holdings Co., Ltd.	D	Beneficial owner		543,181,445	Long position	11.35	7.40
Shenzhen Jingao Industrial Development Co., Ltd.	D	Interest of controlled corporations	*5*	148,000,000	Long position	3.09	2.01
		Beneficial owner		331,117,788	Long position	6.92	4.51
				479,117,788		10.01	6.52
Ping An Securities Company, Ltd. Labor Union	D	Interest of controlled corporations	*5*	479,117,788	Long position	10.01	6.52
China Ping An Trust & Investment Co., Ltd. Labor Union	D	Interest of controlled corporations	*5*	479,117,788	Long position	10.01	6.52
Shenzhen New Horse Investment Development Co., Ltd.	D	Beneficial owner	*6*	389,592,366	Long position	8.14	5.30

Name of substantial shareholder	H/Domestic ("D") shares	Capacity	Notes	No. of H/D shares	Nature of interest	Percentage of total number of H/D shares in issue (%)	Percentage of total shares in issue (%)
Ping An Insurance (Group) Company of China, Ltd. Labor Union	D	Interest of controlled corporations	6	389,592,366	Long position	8.14	5.30
Yuan Trust Investment Company Ltd.	D	Beneficial owner		380,000,000	Long position	7.94	5.17
Shenzhen Shum Yip Investment Development Company Ltd.	D	Beneficial owner		301,585,684	Long position	6.30	4.11

Notes:

(1) HSBC Insurance Holdings Limited was a wholly-owned subsidiary of HSBC Holdings plc and its interest in 618,886,334 shares of the Company was deemed to be the interest of HSBC Holdings plc.

(2) Besides (1) above, HSBC Holdings plc was also interested in the Company by virtue of its control over HSBC CCF Financial Products (France) SNC ("CCF SNC") which held a direct interest in 884,775 shares in the Company. The interest in 884,775 shares of the Company was held through cash settled unlisted securities.

CCF SNC was 100% owned by CCF S.A. which was owned as to 99.99% by HSBC Bank plc. HSBC Holdings plc owned 100% interest in HSBC Bank plc.

(3) The Hongkong and Shanghai Banking Corporation Limited was owned as to 84.19% by HSBC Asia Holdings BV, a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn was a wholly-owned subsidiary of HSBC Holdings BV. The remaining 15.81% of The Hongkong and Shanghai Banking Corporation Limited was owned by HSBC Finance (Netherlands), a wholly-owned subsidiary of HSBC Holdings plc. HSBC Finance (Netherlands) owned 100% interest in HSBC Holdings BV.

(4) JPMorgan Chase & Co. held interest in the Company by virtue of its control over the following corporations, which held direct interests in the Company:

(4.1) JPMorgan Chase Bank, N.A. held 91,266,583 shares in the Company. JPMorgan Chase Bank, N.A. was a wholly-owned subsidiary of JPMorgan Chase & Co.

(4.2) J.P. Morgan Whitefriars Inc. held 9,626,550 shares in the Company. J.P. Morgan Whitefriars Inc. was a wholly-owned subsidiary of J.P. Morgan Overseas Capital Corporation, which in turn was a wholly-owned subsidiary of J.P. Morgan International Finance Limited. J.P. Morgan International Finance Limited was wholly-owned by Bank One International Holdings Corporation, which in turn was a wholly-owned subsidiary of J.P. Morgan International Inc. JPMorgan Chase Bank, N.A., referred to in (4.1) above, owned 100% interest in J.P. Morgan International Inc.

(4.3) J.P. Morgan Securities Ltd. held 4,823,500 shares in the Company. J.P. Morgan Securities Ltd. was owned as to 98.95% by J.P. Morgan Chase International Holdings Limited, which in turn was a wholly-owned subsidiary of J.P. Morgan Chase (UK) Holdings Limited. J.P. Morgan Chase (UK) Holdings Limited was wholly-owned by J.P. Morgan Capital Holdings Limited, which in turn was wholly-owned by J.P. Morgan International Finance Limited, referred to in (4.2) above.

(4.4) J.P. Morgan Investment Management Inc. held 1,208,000 shares in the Company. J.P. Morgan Investment Management Inc. was a wholly-owned subsidiary of JPMorgan Asset Management Holdings Inc., which in turn was a wholly-owned subsidiary of JPMorgan Chase & Co.

(4.5) JF Asset Management Limited, JF International Management Inc., JPMorgan Asset Management (Japan) Limited and JF Asset Management (Singapore) Limited held 40,805,500, 360,500, 2,953,500 and 173,500 shares in the Company respectively. All of them were wholly-owned subsidiaries of JPMorgan Asset Management (Asia) Inc., which in turn was a wholly-owned subsidiary of JPMorgan Asset Management Holdings Inc., referred to in (4.4) above.

(4.6) JPMorgan Asset Management (UK) Limited held 2,666,500 shares in the Company. JPMorgan Asset Management (UK) Limited was a wholly-owned subsidiary of JPMorgan Asset Management Holdings (UK) Limited, which in turn was a wholly-owned subsidiary of JPMorgan Asset Management International Limited. JPMorgan Asset Management International Limited was wholly-owned by JPMorgan Asset Management Holdings Inc., referred to in (4.4) above.

Among the entire interest of JPMorgan Chase & Co. in the Company, 2,146,000 shares were held through physically settled unlisted securities. The interest of JPMorgan Chase & Co. in the Company also included a lending pool of 91,266,583 shares.

(5) Shenzhen Jiangnan Industrial Development Co., Ltd. holding 148,000,000 shares, was owned as to 69.11% by Shenzhen Jingao Industrial Development Co., Ltd., which in turn was owned as to 80% and 20% by Ping An Securities Company, Ltd. Labor Union and China Ping An Trust & Investment Co., Ltd. Labor Union respectively. The interest in 479,117,788 shares relates to the same block of shares in the Company.

(6) Shenzhen New Horse Investment Development Co., Ltd. was owned as to 95% by Ping An Insurance (Group) Company of China, Ltd. Labor Union. The interest in 389,592,366 shares relates to the same block of shares in the Company.

(iii) Interest in other members of the Group

Name of Group member	Name of shareholder	Percentage shareholding
China Ping An Insurance (Hong Kong) Company Limited	Industrial and Commercial Bank of China (Asia) Limited	25%

Save as disclosed above, as at the LPD, the Directors were not aware of any other person (other than the directors, chief executive or supervisors of the Company) who had, or was deemed to have, interests or short positions in the shares or underlying shares of the Company (including any interests in options in respect of such capital), which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange, or who are directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

(c) As at the LPD, save as disclosed below, none of the Directors is a director or employee of a company which had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Division 2 and 3 of Part XV of the SFO:

Name of Director	Name of company which had such discloseable interest or short position	Position within such company
Mr. Chen Hongbo	Shenzhen Investment Holdings Co., Ltd.	Chairman of the board of directors
Mr. Wong Tung Shun Peter	The Hongkong and Shanghai Banking Corporation Limited	Executive Director
Mr. Ng Sing Yip	The Hongkong and Shanghai Banking Corporation Limited	Head of Legal and Compliance
Ms. Lin Lijun	Shenzhen New Horse Investment Development Co., Ltd.	Chairman of the board of directors

3. DIRECTORS' COMPETING INTEREST

The following Director is considered to have interests in a business which competes or is likely to compete, directly or indirectly, with the business of the Group, as defined in the Listing Rules, as set out below:

Mr. Wong Tung Shun Peter, a non-executive director of the Company, is currently an executive director of The Hong Kong and Shanghai Banking Corporation Limited, which is the largest among foreign banks in mainland China and offers a wide range of banking and financial services by an ever-expanding network. As Ping An Bank and Shenzhen Commercial Bank Co., Ltd. ("Shenzhen Commercial Bank"), both being subsidiaries of the Company, are primarily engaged in the commercial banking business in the PRC as approved by the CBRC, the authorized banking business of The Hongkong and Shanghai Banking Corporation Limited has, to a certain extent, overlapped and thus may compete with those of Ping An Bank and Shenzhen Commercial Bank.

Save as disclosed above, as at the LPD, none of the directors or supervisors of the Company nor their respective associates had any business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

4. DIRECTORS' MATERIAL INTERESTS

As at the LPD, none of the directors or supervisors of the Company had any direct or indirect interests in any assets which have since December 31, 2006 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at the LPD, none of the directors or supervisors of the Company was materially interested in any contract or arrangement which is significant in relation to the business of the Group.

5. LITIGATION AND CLAIMS

As at the LPD, neither the Company nor any other member of the Group is engaged in any litigation or claims of material importance pending and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

6. SERVICE CONTRACTS

As at the LPD, none of the Directors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensations (other than statutory compensation)).

7. MATERIAL ADVERSE CHANGE

As at the LPD, the Directors are not aware of any material adverse change in the financial or trading position of the Group since December 31, 2006.

8. MISCELLANEOUS

(a) The registered office of the Company is at Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC and the principal place of business of the Company in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong.

(b) The H share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) The joint company secretaries of the Company are Mr. Yao Jun, the Chief Legal Officer of the Company, qualified to practice law in the PRC, and Mrs. Natalia Seng Sze Ka Mee, a Fellow of The Hong Kong Institute of Company Secretaries, The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Directors.

(d) The qualified accountant of the Company is Mr. Mak Wai Lam William, a member of the Association of Chartered Certified Accountants of England and the Hong Kong Institute of Certified Public Accountants.

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

The Company is pleased to announce that the acquisition of the remaining interests in, and reorganisation of Ping An Bank under Shenzhen Commercial Bank has been approved by the China Banking Regulatory Commission on June 16, 2007. Shenzhen Commercial Bank will, following completion of the reorganisation, be renamed as Shenzhen Ping An Bank (深圳平安銀行股份有限公司).

Reference is made to the announcement of the Ping An Insurance (Group) Company of China, Ltd. (the "**Company**", together with its subsidiaries, the "**Group**") dated July 28, 2006 and the circular of the Company dated August 15, 2006 in relation to the acquisition and subscription of shares by the Company in Shenzhen Commercial Bank Company Limited ("**Shenzhen Commercial Bank**"), which was approved by shareholders in general meeting on September 29, 2006. Reference is also made to the announcement of the Company dated February 27, 2007 in relation to, among other things, the acquisition of the remaining interests in Ping An Bank Limited ("**Ping An Bank**") by Shenzhen Commercial Bank and reorganisation of the Group's interests in Ping An Bank under Shenzhen Commercial Bank.

The Company is pleased to announce that the acquisition of the remaining interests in, and reorganisation of Ping An Bank under Shenzhen Commercial Bank has been approved by the China Banking Regulatory Commission on June 16, 2007. Shenzhen Commercial Bank will, following completion of the reorganisation, be renamed as Shenzhen Ping An Bank Co., Ltd. (深圳平安銀行股份有限公司) ("Shenzhen Ping An Bank") and headquartered in Shenzhen, PRC. Ping An Bank will be reorganised as Shenzhen Ping An Bank's Shanghai branch, and Ping An Bank's Fuzhou branch and Shanghai Zhangjiang sub-branch will be reorganised as Shenzhen Ping An Bank's Fuzhou branch and Shanghai Zhangjiang sub-branch respectively.

By order of the Board of Directors
Ping An Insurance (Group) Company of China, Ltd.
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, June 21, 2007

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

"Please also refer to the published version of this announcement in the South China Morning Post"

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China, Ltd. and Ping An Health Insurance Company of China, Ltd. for the period from January 1, 2007 to May 31, 2007 were RMB 34,550.91 million, RMB 9,171.79 million and RMB 0.25 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, June 20, 2007

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTION
SUBSCRIPTION OF SHARES IN MINSHENG BANK

Reference is made to the announcement of the Company dated March 19, 2007.

Following approval by the CBRC of the qualification of the successful subscribers, Minsheng Bank and Ping An Life entered into the Subscription Agreement on June 8, 2007. Ping An Life subscribed for 714 million Minsheng Bank's non-public offer shares at a Subscription price of RMB7.63 per share.

The Subscription constitutes a discloseable transaction of the Company under the Listing Rules as the assets ratio of the relevant percentage ratios (as defined under Rule 14.04(9) of the Listing Rules) is more than 5% but less than 25%. A circular containing details of the Subscription will be dispatched to the Shareholders as soon as possible after the publication of this announcement for information purpose.

THE SUBSCRIPTION

Reference is made to the announcement of the Company dated March 19, 2007.

Following approval by the CBRC of the qualification of the successful subscribers, Minsheng Bank and Ping An Life entered into the Subscription Agreement on June 8, 2007. Ping An Life subscribed for 714 million Minsheng Bank's non-public offer shares at a Subscription price of RMB7.63 per share. Both the Subscription price and the number of Minsheng Bank shares have been adjusted since the announcement by the Company of the proposed Subscription on March 19, 2007 as the result of a bonus issue of shares by Minsheng Bank approved by its shareholders in general meeting on April 9, 2007. The 714 million shares subscribed for by Ping An Life represents approximately 4.93% of the entire issued share capital of Minsheng Bank immediately after the completion of both the bonus issue and non-public offer.

The total Subscription monies of RMB5,448 million to be paid by Ping An Life remained unchanged.

The 714 million Minsheng Bank shares subscribed for by Ping An Life will be subject to a 12-months' lock up period, effective from the date as arranged by China Securities Depository and Clearing Corporation Limited. The Subscription monies of RMB5,448 million will be paid by the insurance funds of Ping An Life.

REASONS AND BENEFITS FOR THE TRANSACTION

The Subscription complies with the relevant PRC laws, rules and regulations applicable to the use of insurance funds, which permits investments in, among others, A shares. The Subscription can enhance the Group's efforts to expand investment channels and maximize the return from the use of insurance funds, and is in line with the Group's ordinary course of business of investing its insurance premiums and funds to match its payout obligations.

LISTING RULES IMPLICATIONS

The Subscription constitutes a discloseable transaction of the Company under the Listing Rules as the assets ratio of the relevant percentage ratios (as defined under Rule 14.04(9) of the Listing Rules) is more than 5% but less than 25%. A circular containing details of the Subscription will be dispatched to the Shareholders as soon as possible after the publication of this announcement for information purpose.

INFORMATION RELATING TO THE GROUP AND MINSHENG BANK

The Company together with its subsidiaries is an insurance and financial services group in the PRC with the ability to provide multiple insurance and financial services and products to corporate and retail customers.

Minsheng Bank, headquartered in Beijing, is a national joint-stock commercial bank approved by the People's Bank of China and established to engage in the provision of a broad range of financial products and services to corporate and retail customers. Minsheng Bank's issued A shares (stock code 600016) are listed on the Shanghai Stock Exchange since December 19, 2000. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Minsheng Bank is a third party independent of the Company and the connected persons of the Company.

Based on the published audited accounts of Minsheng Bank prepared under PRC GAAP for the year ended December 31, 2005 and December 31, 2006, it had a revenue of approximately RMB21,658 million and RMB28,842 million respectively. For the years ended December 31, 2005 and December 31, 2006, Minsheng Bank reported audited net profits of approximately RMB4,193 million and RMB5,324 million before taxation and extraordinary items respectively and net profits of approximately RMB2,673 million and RMB3,832 million after taxation and extraordinary items respectively. Based on the published audited accounts of Minsheng Bank for the year ended December 31, 2006, it had a total asset value and net asset value of approximately RMB700,449 million and RMB19,305 million respectively.

The Subscription was entered into by Ping An Life on normal commercial terms. The Directors (including the independent non-executive Directors) are of the view that the terms of the Subscription (including the Subscription price, which was determined with reference to the market trading prices of Minsheng Bank shares and should not be less than 90% of the average closing price of Minsheng Bank shares for the 20 days prior to its board meeting held on July 15, 2006) are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

DEFINITIONS

"Board"	the board of Directors
"CBRC"	the China Banking Regulatory Commission
"Company"	Ping An Insurance (Group) Company of China, Ltd., a joint stock company duly incorporated in the PRC with limited liability, the A shares of which are listed on the Shanghai Stock Exchange and the H shares of which are listed on the Hong Kong Stock Exchange
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"Minsheng Bank"	China Minsheng Banking Corp., Ltd., the A shares of which are listed on the Shanghai Stock Exchange (stock code 600016)
"Ping An Life"	Ping An Life Insurance Company of China, Ltd., a 99% owned subsidiary of the Company
"PRC"	The People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Subscription"	the subscription by Ping An Life of 714 million Minsheng Bank's non-public offer shares pursuant to the Subscription Agreement, representing approximately 4.93% of the entire issued share capital of Minsheng Bank immediately after the completion of both the bonus issue and non-public offer
"Subscription Agreement"	an agreement dated June 8, 2007 entered into between Ping An Life and Minsheng Bank in relation to the Subscription

By order of the Board
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, June 11, 2007

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors of the Company are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

"Please also refer to the published version of this announcement in the South China Morning Post"

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2318)

VOTING RESULTS OF THE ANNUAL GENERAL MEETING HELD ON THURSDAY, JUNE 7, 2007

The board of directors (the "**Board of Directors**") of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") is pleased to announce that the annual general meeting of the Company for the year 2006 (the "**AGM**") was held at 10:00 a.m. on Thursday, June 7, 2007 at Ping An School of Financial Services, Guanlan, Shenzhen, PRC. The number of issued shares of the Company as at the date of the AGM was 7,345,053,334 shares, which was the total number of shares entitling the holders to attend and vote for or against any of the resolutions proposed at the AGM.

The shareholders and authorized proxies holding an aggregate of 5,450,848,235 shares, representing 74.21% of the total voting shares of the Company were present at the AGM. The holding of the AGM was in compliance with the requirements of the Company Law of the People's Republic of China and the provisions of the Articles of Association of the Company. The AGM was chaired by Mr. Ma Mingzhe, Chairman of the Board of Directors and Chief Executive Officer of the Company. In accordance with the Articles of Association of the Company, voting in respect of all the resolutions was conducted by way of poll. Computershare Hong Kong Investor Services Limited, the Company's H share Registrar, was appointed by the Company as the scrutineer for the vote-taking at the AGM.

Save for resolution no. 9 in respect of which HSBC Insurance Holdings Limited, the Hongkong and Shanghai Banking Corporation Limited ("**HSBC**") and HSBC CCF Financial Products (France) SNC ("**HSBC CCF**") and their respective associates abstained from voting, there were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM. To the best knowledge, information and belief of the directors of the Company, other than HSBC Insurance Holdings Limited, HSBC and HSBC CCF, which held 618,886,334 (approximately 8.43%), 614,099,279 (approximately 8.36%) and 884,775 (approximately 0.012%) of the issued share capital of the Company respectively as at the date of the AGM and were required by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "**Listing Rules**") and the Company's Articles of Association to refrain from voting on resolution no. 9, no other shareholder has a material interest in the matters considered at the AGM and is required to abstain from voting at the AGM.

All resolutions as set out in the notice of the AGM were duly passed. The poll results in respect of the resolutions proposed at the AGM were as follows:

ORDINARY RESOLUTIONS		Total number of votes	
		For	Against
1.	To approve the report of the Board of Directors of the Company for the year ended December 31, 2006.	5,395,991,597 (99.999314%)	37,000 (0.000686%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
2.	To approve the report of the Supervisory Committee of the Company for the year ended December 31, 2006.	5,395,991,597 (99.999314%)	37,000 (0.000686%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3.	To approve the annual report of the Company and its summary for the year ended December 31, 2006.	5,395,991,597 (99.999314%)	37,000 (0.000686%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

4.	To approve the report of the auditors and audited financial statements of the Company for the year ended December 31, 2006.	5,395,991,597 (99.999314%)	37,000 (0.000686%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
5.	To approve the profit distribution plan and the recommendation for final dividend for the year ended December 31, 2006.	5,434,057,647 (99.837343%)	8,853,288 (0.162657%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
6.	To approve the re-appointment of Ernst & Young Hua Ming as the PRC auditors and Ernst & Young as the international auditors of the Company and to authorize the Board of Directors to fix their remuneration.	5,442,253,435 (99.987920%)	657,500 (0.012080%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
7.	To approve the annual director's fee of RMB300,000 for Anthony Philip HOPE as a non-executive director of the Company.	5,442,819,935 (99.999320%)	37,000 (0.000680%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
8.	To approve the appointment of Mr. Xia Liping as an independent non-executive director of the Company.	5,433,033,647 (99.818529%)	9,877,288 (0.181471%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
9.	To authorize the Company to renew the liability insurance for its directors, supervisors and senior management in such manner as the Chairman and the Secretary of Board of Directors may see fit.	4,012,047,454 (95.440436%)	191,671,263 (4.559564%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
10.	To authorize the Company to provide guarantees in respect of the liabilities of its subsidiaries from time to time and for such other purposes as the Board of Directors may see fit, up to an aggregate amount at any time of not exceeding RMB35 billion.	5,278,146,310 (97.273826%)	147,924,135 (2.726174%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
	SPECIAL RESOLUTIONS		
11.	To give a general mandate to the Board of Directors to allot, issue and deal with additional H shares not exceeding 20% of the H shares of the Company in issue and authorize the Board of Directors to make corresponding amendments to the Articles of Association as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares.	5,229,283,167 (95.936553%)	221,489,268 (4.063447%)
	As more than 75% of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
12.	To consider and approve the amendments to the Articles of Association of the Company.	5,443,391,730 (99.864593%)	7,380,705 (0.135407%)
	As more than 75% of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		

APPOINTMENT OF DIRECTOR

The Company is pleased to announce that Mr. Xia Liping was appointed as an independent non-executive director of the Company. The particulars of Mr. Xia are set out below:

Mr. Xia Liping, 68, has served in various positions since 1963, including the Administrator of the Credit Administration Department and the Deputy Director of the General Administration Department of the People's Bank of China, the Director of the State Economy Commission's Finance and Treasury Department and the Deputy Director-General of the Financial Management Department, the Deputy Director-General of the Internal Auditing Department and the Director-General of the Currency, Gold and Silver Bureau of the People's Bank of China. Mr. Xia retired in 1999 and was appointed as the Secretary-General of the China Banking Association from May 2000 to December 2005. Mr. Xia has been appointed as an independent non-executive director to hold office until the expiration of the term of the current Board of Directors, which was appointed for 3 years at the annual general meeting of the Company held on May 25, 2006. Mr. Xia will receive a director's fee of RMB200,000 per annum, which was determined by the Board of Directors with reference to the prevailing market situation, his duties and responsibilities with the Company.

Mr. Xia does not have any relationship with the other directors, supervisors, senior management or substantial or controlling shareholders of the Company. Mr. Xia does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save for the information disclosed above, there is no other information which is discloseable nor is/was Mr. Xia involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

PAYMENT OF 2006 FINAL DIVIDEND

The Board wishes to inform shareholders of the details of the payment of the final dividend for the year ended December 31, 2006 as follows:

The Company will pay a final dividend of RMB0.22 per share (equivalent to HK$0.2247 per share) (inclusive of applicable tax) for the year ended December 31, 2006. The payment shall be made to holders of H shares whose names appeared on the H share register of members of the Company on June 7, 2007 and holders of A shares whose names appeared on the A share register of members of the Company on June 21, 2007. According to the Articles of Association of the Company, dividends will be denominated and declared in Renminbi. Dividends on A shares will be paid in Renminbi and dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average middle rate of Renminbi to Hong Kong dollars as announced by the People's Bank of China for the week prior to the date of declaration of dividends by the AGM (RMB0.9793 equivalent to HK$1.00).

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the "**Receiving Agent**") and will pay to such Receiving Agent the final dividend declared for the year ended December 31, 2006 for payment to holders of H shares. The final dividend for the year ended December 31, 2006 will be paid by the Receiving Agent and relevant cheques will be dispatched on or before June 27, 2007 to holders of H shares entitled to receive such dividend by ordinary post at their own risk.

By order of the Board of Directors
Ping An Insurance (Group) Company of China, Ltd.
Yao Jun **Natalia Seng**
Joint Company Secretaries

Shenzhen, PRC, June 7, 2007

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

"Please also refer to the published version of this announcement in the South China Morning Post"

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China, Ltd. and Ping An Health Insurance Company of China, Ltd. for the period from January 1, 2007 to April 30, 2007 were RMB 27,528.61 million, RMB 7,661.79 million and RMB 0.22 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, May 18, 2007

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi and Chen Su.

中国平安 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

OVERSEAS REGULATORY ANNOUNCEMENT – FIRST QUARTER RESULTS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The first quarter financial report for 2007 of the Company is prepared in accordance with PRC Accounting Standards and has not been audited.

April 26, 2007

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi and Chen Su.

中国平安
专业·价值 PING AN OF CHINA

Ping An Insurance (Group) Company of China, Ltd.

中国平安保险（集团）股份有限公司

First Quarter Report 2007

（Stock Code：601318）

April 26, 2007

§ 1 Important Notice

1.1 The Board of Directors, the Supervisory Committee and the Directors, Supervisors and senior management of the Company undertake that this report contains no false representation, misleading statement or material omission, and jointly and severally accept full responsibility for its authenticity, accuracy and completeness.

1.2 14 of the Company's 18 Directors attended the meeting in person with the remaining 4 Directors attending by proxy. (Mr. Anthony Philip HOPE and Mr. Hu Aimin appointed Mr. Ma Mingzhe to attend the meeting and vote in their respective stead, Mr. Wong Tung Shun Peter appointed Mr. Ng Sing Yip to attend the meeting and vote in his stead, Mr. Chen Su appointed Mr. Bao Youde to attend the meeting and vote in his stead.)

1.3 The first quarter financial report of the Company is unaudited.

1.4 Mr. Ma Mingzhe, the Chairman of the Board of Directors and the Chief Executive Officer, Mr. Cheung Chi Yan Louis, the President and Chief Financial Officer and Mr. Mak, Wai Lam William, the Deputy Chief Financial Officer, confirm the authenticity and completeness of the first quarter financial report.

1.5 This report is prepared in both Chinese and English. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

§ 2 Basic Information of the Company

2.1 Major financial information and financial indicators

√applicable ☐ not applicable

	As at Mar 31, 2007	**As at Dec 31, 2006**	**Increase/ decrease compared to prior year end** *(%)*
Total assets *(RMB million)*	528,302	463,288	14.0
Total equity (excluding minority interests) *(RMB million)*	87,883	45,260	94.2
Net assets per share *(RMB)*	11.97	7.31	63.7

	For the three months ended Mar 31, 2007	**Increase/decrease compared to the same period last year** *(%)*
Net cash flows from operating activities *(RMB million)*	16,701	N/A
Net cash flows per share from operating activities *(RMB)*	2.54	N/A

	For the reporting period	For the three months ended Mar 31, 2007	Increase/ decrease compared to the same period last year *(%)*
Net profit *(RMB million)*	3,958	3,958	N/A
Earnings per share – basic *(RMB)*	0.59	0.59	N/A
Earnings per share – diluted *(RMB)*	0.59	0.59	N/A
Return on net assets (fully diluted) *(%)*	4.4	4.4	N/A
Return on net assets based on net profit after deducting non-recurring items (fully diluted) *(%)*	4.4	4.4	N/A

Non-recurring items	**Amount** *(RMB million)*
Gains or losses on disposal of non-current assets	2
Non operating income and expenses other than those mentioned above, net	4
Tax impact	(2)
Minority's share	(1)
Total	**3**

Note: The Company has not disclosed financial information and financial indicators relating to the income statement and cash flow statement of the same period last year as required under the Memorandum for 2007 First Quarter Report: (No.1) Disclosure of matters relating to the financial statements of the same period last year issued by Shanghai Stock Exchange.

2.2 Total number of shareholders and top ten holders of listed shares not subject to trading moratorium as at the end of the reporting period

Unit: Shares

Total number of shareholders at the end of the reporting period (shareholders)	Total number of shareholders was 164,760, of which 158,152 were holders of A shares and 6,608 were holders of H shares

Particulars of top ten holders of listed shares not subject to trading moratorium

Name of shareholders	Number of listed shares not subject to moratorium held at the end of the reporting period	Class of shares
The Hongkong and Shanghai Banking Corporation Limited (香港上海滙豐銀行有限公司)	613,929,279	H Shares
HSBC Insurance Holdings Limited (滙豐保險控股有限公司)	125,553,000	H Shares
CNOOC Finance Corp., Ltd. (中海石油財務有限責任公司)	8,182,000	A Shares
The Goldman Sachs Group Inc	7,077,876	H Shares
China Life Insurance Company Limited – traditional – general insurance products – 005L – CT001 Hu (中國人壽保險股份有限公司－傳統－普通保險產品－005L－CT001滬)	7,056,030	A Shares
Bank of China – Jingshun Changcheng Select Equity Investment Fund (中國銀行－景順長城優選股票證券投資基金)	6,999,957	A Shares
Agricultural Bank of China – Dacheng Positive Growth Stock Securities Investment Fund (中國农業銀行－大成積極成長股票型證券投資基金)	6,964,329	A Shares
China Life Insurance (Group) Company – traditional – general insurance products (中國人壽保險(集團)公司－傳統－普通保險產品)	6,273,554	A Shares
Global Finance – Standard Chartered Bank – Citigroup Global Markets Limited (國際金融－渣打－Citigroup Global Markets Limited)	5,854,276	A Shares
Changsha Southern Huaqiao Trading Co., Ltd. (長沙市南方華僑貿易有限公司)	5,818,900	A Shares

§ 3 Significant Events

3.1 Particulars on material change of significant financial statements and financial indicators of the Company and reasons therefor

√applicable ☐ not applicable

Unit: RMB million

	As at Mar 31, 2007	As at Dec 31, 2006	Change (%)	Main reasons
Financial assets at fair value through profit or loss	97,514	43,983	121.7	Expansion of investment scale
Investment properties	3,513	1,528	129.9	Increase in investment properties
Due to banks and other financial institutions	4,728	3,465	36.5	Expansion of banking businesses
Customer deposits	6,248	3,750	66.6	Expansion of securities business
Long-term borrowings	1,458	155	840.6	Increase in long-term borrowings by a subsidiary
Share capital	7,345	6,195	18.6	Due to A shares IPO
Capital reserve	60,899	23,263	161.8	A shares issued at a premium and increase in fair value of available-for-sale financial assets
Retained profits	13,030	9,180	41.9	Due to net profit for the period

3.2 Explanation and analysis of significant events and their impacts and solutions

√ applicable ☐ not applicable

Details regarding the acquisition of non-public issue of shares of China Minsheng Banking Corporation Limited ("Minsheng Bank") by Ping An Life Insurance Company of China, Ltd. ("Ping An Life"), a subsidiary of the Company were published on the website of Shanghai Stock Exchange as well as in China Securities Journal, Shanghai Securities News and Securities Times.

During the reporting period, the qualification of shareholders holding more than 5% of the total equity interests of Minsheng Bank are subject to verification by the China Banking Regulatory Commission. Upon confirmation of the successful applicants for the shares through private issue, Ping An Life will enter into a share acquisition agreement with Minsheng Bank.

3.3 Implementation of undertakings by the Company, its shareholders and effective controller

When the Company issued its H shares in June 2004, as approved by the China Insurance Regulatory Commission through its Reply on the Issue of the Conversion of the Shares Held by Ping An Insurance Group's Foreign Shareholders to the Overseas H shares (Baojianfagai No.[2004]61) and the China Securities Regulatory Commission's Reply Regarding the Approval of the Ping An Insurance (Group) Company of China, Ltd.'s Issuing Overseas Listed H Shares (Zhengjianguohe No.[2004]18), the 1,170,751,698 non-listed foreign shares held by the foreign shareholders of the Company were converted to H shares. HSBC Insurance Holdings Limited and Dai-Ichi Mutual Life Insurance Company, both as shareholders of the Company, each agreed not to sell any of their converted H shares for three years following the listing of H shares. Up until the end of the reporting period, neither HSBC Insurance Holdings Limited nor Dai-Ichi Mutual Life Insurance Company had sold any of their shares in the Company.

Upon issuance of the Company's A shares, domestic shares of 389,592,366 shares, 331,117,788 shares and 139,112,886 shares held by Shenzhen New Horse Investment Development Co., Ltd., Shenzhen Jingao Industrial Development Co., Ltd. and Shenzhen Jiangnan Industrial Development Co., Ltd. respectively were converted to A shares of the Company subject to a moratorium period of 36 months following the listing of A shares. A total of 2,776,586,596 domestic shares held by the remaining 50 domestic shareholders were converted to A shares of the Company subject to a moratorium period of 12 months following the listing of A shares. 345,000,000 shares held by strategic investors of the Company through strategic placing were subject to a moratorium period of 12 months following the listing, and 230,000,000 shares held by institutional shareholders of the Company were subject to a moratorium period of three months. Up until the end of the reporting period, none of the above mentioned shareholders had sold any of their shares in the Company.

3.4 **Forecast on possible loss on accrued net profit for the period from the beginning of the year to the end of next reporting period or warning on significant change from the same period last year and the reasons therefor**

☐ applicable √ not applicable

3.5 **Explanation for the discrepancies on shareholders' equity at the beginning of 2007 as shown under the balance sheet in this report and under the Reconciliation Statement for Shareholders' Equity Differences between New and Old PRC Accounting Standards**

☐ applicable √ not applicable

Ma Mingzhe
Chairman and Chief Executive Officer
The Board of Directors of
Ping An Insurance (Group) Company of China, Ltd.
April 26, 2007

§ 4 Appendix

BALANCE SHEET
AS AT MARCH 31, 2007

(In RMB million)

	Consolidated (Unaudited)		The Parent Company (Unaudited)	
	As at Mar 31, 2007	As at Dec 31, 2006	As at Mar 31, 2007	As at Dec 31, 2006
ASSETS				
Cash and cash equivalents	47,603	24,113	40,006	3,139
Including: Balances with central bank	7,244	7,714	–	–
Due from banks and other financial institutions	3,351	2,840	–	–
Balances with clearing companies	1,083	1,135	–	–
Precious metal	1	111	–	–
Placements with banks and other financial institutions	1,686	1,727	–	–
Financial assets at fair value through profit or loss	97,514	43,983	6,153	5,458
Derivative financial assets	21	21	–	–
Assets purchased under agreements to resell	3,965	7,251	–	–
Discounted bills	14,374	12,634	–	–

Interest receivables	4,021	3,249	41	29
Dividend receivables	23	107	–	–
Account receivables	33	–	–	–
Premium receivables	3,459	3,073	–	–
Subrogation receivables	18	–	–	–
Receivables from reinsurers	1,138	795	–	–
Receivables from ceded unearned premium reserve	2,569	2,437	–	–
Receivables from ceded claim reserves	1,649	1,717	–	–
Receivables from ceded policyholders' reserves	6	–	–	–
Receivables from ceded long-term health insurance reserves	6	–	–	–
Other receivables	2,680	2,676	15	414
Policy loans	1,553	1,381	–	–
Loans and receivables	38,065	36,518	–	–
Financial guarantees	66	74	–	–
Term deposits	63,039	83,888	1,176	776
Available-for-sale financial assets	100,006	95,220	5,042	4,227
Held-to-maturity investments	129,832	129,250	–	–
Long-term equity investments	304	415	17,566	17,369
Goodwill	409	409	–	–
Statutory deposits	1,520	1,520	–	–
Investment properties	3,513	1,528	–	–
Fixed assets	4,613	4,606	56	69
Intangible assets	1,057	1,072	11	18
Deferred tax assets	852	888	67	81
Other assets	1,624	1,490	6	8
Total Assets	**528,302**	**463,288**	**70,139**	**31,588**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Short-term borrowings	535	527	–	–
Due to banks and other financial institutions	4,728	3,465	–	–
Guarantee deposits	6,991	5,485	–	–
Placements from banks and other financial institutions	804	992	843	820
Derivative financial liabilities	167	178	–	–
Assets sold under agreements to repurchase	8,678	14,573	–	–
Due to customers	62,710	66,725	–	–
Customer deposits	6,248	3,750	–	–

Underwriting proceeds payables	280	–	–	–
Premium received in advance	637	1,352	–	–
Handling charges and commission payable	928	894	–	–
Due to reinsurers	1,287	746	–	–
Staff remuneration payable	2,038	2,176	491	586
Taxes payable	1,366	1,093	94	75
Interest payable	314	287	–	–
Claim payable	4,079	3,981	–	–
Policyholder dividends payable	4,425	4,107	–	–
Deposits from policyholders	4,541	4,049	–	–
Unearned premium reserves	13,967	12,937	–	–
Claim reserves	6,829	6,480	–	–
Policyholders' reserves for life insurance	269,314	248,574	–	–
Long-term reserves for health insurance	32,381	30,694	–	–
Long-term borrowings	1,458	155	–	–
Deferred tax liabilities	1,646	1,441	207	174
Other liabilities	2,605	2,001	119	152
Total Liabilities	**438,956**	**416,662**	**1,754**	**1,807**
Share capital	7,345	6,195	7,345	6,195
Capital reserve	60,899	23,263	52,645	15,741
Surplus reserve fund	6,126	6,126	6,126	6,126
General risk provision	517	517	517	517
Retained profits	13,030	9,180	1,752	1,202
Foreign currency translated reserves	(34)	(21)	–	–
Equity attributable to equity holders of the parent	**87,883**	**45,260**	**68,385**	**29,781**
Minority interests	1,463	1,366	–	–
Total equity	**89,346**	**46,626**	**68,385**	**29,781**
Total equity and liabilities	**528,302**	**463,288**	**70,139**	**31,588**

MA Mingzhe	**CHEUNG Chi Yan Louis**	**MAK, Wai Lam William**
Chairman and Chief Executive Officer	*President and Chief Financial Officer*	*Deputy Chief Financial Officer*

INCOME STATEMENT
FOR THE THREE MONTHS ENDED MARCH 31, 2007

(In RMB million)

	For the three months ended Mar 31, 2007	
	Consolidated (Unaudited)	**The Parent Company (Unaudited)**
Operating income	**40,337**	**675**
Net earned premiums	24,435	–
Underwriting income	26,499	–
Including: reinsurance premium income	32	–
Less: Premium ceded to reinsurers	(1,166)	–
Provision for unearned premium reserves	(898)	–
Net interest income from banking business	438	–
Interest income	774	–
Interest expenses	(336)	–
Handling charges and commission income, net	569	–
Handling charges and commission income	626	–
Handling charges and commission expenses	(57)	–
Investment income	13,346	450
Gains from changes in fair value	1,366	225
Foreign exchange losses	(136)	(15)
Income from other businesses	319	15
Operating expenses	**(35,954)**	**(26)**
Payments on surrenders	(2,711)	–
Claim expenses	(5,299)	–
Less: Claims recoverable from reinsurers	575	–
Provision for insurance reserves	(22,307)	–
Less: insurance reserves recoverable from reinsurers	(37)	–
Policyholder dividends	(412)	–
Expenses for reinsurance accepted	(5)	–
Business tax and surcharges	(800)	(13)
Handling charges and commission expenses for insurance business	(2,579)	–
Operating expenses	(2,536)	(13)
Less: Expenses recoverable from reinsurers	315	–
Expenses for other businesses	(79)	–
Loan loss provisions	(79)	–

Operating profit	**4,383**	**649**
Add: Non-operating income	13	–
Less: Non-operating expenses	(7)	–
Profit before tax	**4,389**	**649**
Less: Income tax	(431)	(99)
Net profit	**3,958**	**550**
Attributable to equity holders of the parent	3,850	550
Minority interests	108	–
Earnings per share		
Earnings per share-basic	0.59	0.08
Earnings per share-diluted	0.59	0.08

MA Mingzhe	**CHEUNG Chi Yan Louis**	**MAK, Wai Lam William**
Chairman and Chief Executive Officer	*President and Chief Financial Officer*	*Deputy Chief Financial Officer*

CASH FLOW STATEMENT
FOR THE THREE MONTHS ENDED MARCH 31, 2007

(In RMB million)

	For the three months ended Mar 31, 2007	
	Consolidated (Unaudited)	**The Parent Company (Unaudited)**
1. Cash flows from operating activities		
Increase in placements from other financial institutions, net	5,827	–
Premiums received	25,338	–
Increase in deposits from policyholders, net	493	–
Interests and commissions received	1,383	–
Cash received from other operating activities	4,032	–
Sub-total of cash inflows from operating activities	**37,073**	**–**
Decrease in customers' deposits, net	(1,246)	–
Increase in loan to customers, net	(3,288)	–
Increase in due to central bank and financial institutions, net	(1,190)	–
Claims paid	(5,212)	–
Cash paid to reinsurers	(110)	–
Interests and commissions paid	(2,854)	–
Policyholder dividends paid	(94)	–
Cash paid to and for employees	(1,295)	(87)
Tax paid	(639)	(13)
Cash paid for other operating activities	(4,444)	(31)
Sub-total of cash outflows from operating activities	**(20,372)**	**(131)**
Net cash flows from operating activities	**16,701**	**(131)**

2. Cash flow from investing activities		
Proceeds from sales and redemption of investments	45,530	2,095
Investment income	12,800	733
Proceeds from disposals of fixed assets, intangible assets and other long-term assets	1	–
Cash received from other investing activities	13	–
Sub-total of cash inflows from investing activities	**58,344**	**2,828**
Purchases of fixed assets, intangible assets and other long term assets	(269)	(2)
Purchases of investments	(59,415)	(3,898)
Increase in policy loans, net	(172)	–
Cash paid for other investing activities	(374)	–
Sub-total of cash outflows from investing activities	**(60,230)**	**(3,900)**
Net cash flows from investing activities	**(1,886)**	**(1,072)**
3. Cash flows from financing activities		
Proceeds from share issuance	38,222	38,222
Cash received from loans	8	–
Sub-total of cash inflows from financing activities	**38,230**	**38,222**
Cash paid for other financing activities	(11,909)	–
Sub-total of cash outflows from financing activities	**(11,909)**	**–**
Net cash flows from financing activities	**26,321**	**38,222**
4. Effect of changes in foreign exchange rate on cash and cash equivalents	**(63)**	**(3)**
5. Increase in cash and cash equivalents, net	**41,073**	**37,016**
Add: Cash and cash equivalents at beginning of year	47,211	3,450
6. Cash and cash equivalents at end of period	**88,284**	**40,466**

MA Mingzhe	**CHEUNG Chi Yan Louis**	**MAK, Wai Lam William**
Chairman and Chief Executive Officer	*President and Chief Financial Officer*	*Deputy Chief Financial Officer*

"Please also refer to the published version of this announcement in the South China Morning Post"

中国平安
PING AN OF CHINA

2007 Interim Report



Ping An Insurance (Group) Company of China, Ltd.

Hong Kong Exchanges and Clearing Limited Stock Code: 2318

TABLE OF CONTENTS

Ping An Insurance (Group) Company of China, Ltd.
Interim Report 2007

Cautionary Statement Regarding Forward-Looking Statements

To the extent any statements made in this report contains information that is not historical are essentially forward-looking. These forward-looking statements include but are not limited to projections, targets, estimates and business plans that the Company expects or anticipates will or may occur in the future. These forward-looking statements are subject to known and unknown risks and uncertainties that may be general or specific. Certain statements, such as those include the words or phrases "potential", "estimates", "expects", "anticipates", "objective", "intends", "plans", "believes", "will", "may", "should", and similar expressions or variations on such expressions may be considered forward-looking statements.

Readers should be cautioned that a variety of factors, many of which are beyond the Company's control, affect the performance, operations and results of the Company, and could cause actual results to differ materially from the expectations expressed in any of the Company's forward-looking statements. These factors include, but are not limited to, exchange rate fluctuations, market shares, competition, environmental risks, changes in legal, financial and regulatory frameworks, international economic and financial market conditions and other risks and factors beyond our control. These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements. In addition, the Company undertakes no obligation to publicly update or revise any forward-looking statement that is contained in this report as a result of new information, future events or otherwise. None of the Company, or any of its employees or affiliates is responsible for, or is making, any representations concerning the future performance of the Company.

Financial Highlights


Total Income
Net Profit
Earnings Per Share
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
69,021
43,977
Jun-07
Jun-06
12,000
10,000
8,000
6,000
4,000
2,000
0
9,969
4,162
Jun-07
Jun-06
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
1.39
0.66
Jun-07
Jun-06

PROFIT AND LOSS For the six months ended June 30, (in RMB million)	2007	2006
Total Income	**69,021**	43,977
Net Profit	**9,969**	4,162

PER ORDINARY SHARE For the six months ended June 30, (in RMB)	2007	2006
Basic Earnings	**1.39**	0.66


Total Assets
Total Liabilities
Total Equity
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
617,772
494,435
Jun-07
Dec-06
600,000
500,000
400,000
300,000
200,000
100,000
0
520,199
446,685
Jun-07
Dec-06
120,000
100,000
80,000
60,000
40,000
20,000
0
97,573
47,750
Jun-07
Dec-06

BALANCE SHEET (in RMB million)	As at June 30, 2007	As at December 31, 2006
Total Assets	**617,772**	494,435
Total Liabilities	**520,199**	446,685
Total Equity	**97,573**	47,750

* Certain comparative figures have been reclassified to conform to current period's presentation.

For the first half of 2007, the PRC economy sustained fast and steady development, and saw continued strong growth momentum in the three major demands, namely consumption, investment and export. As the reform and opening-up of the financial sector progressed, the financial and insurance industry continued its fast development. Under favorable macro environment, the Group achieved outstanding results in the first half of the year by leveraging on its solid business foundation and competitive advantages and improving profitability across various businesses. Net profit for the six months ended June 30, 2007 was RMB9,969 million, representing a substantial increase of 139.5% as compared to the same period last year. Total income for the six months ended June 30, 2007 was RMB69,021 million, representing an increase of 56.9% as compared to the same period last year. The A shares of the Company were successfully listed on the Shanghai Stock Exchange on March 1, 2007 and the H shares of the Company were selected to be included in the Hang Seng Index on June 4, 2007.

The Group achieved the following outstanding performance in the first half of the year:

Steady growth from insurance business

Our core life insurance and property and casualty insurance businesses achieved steady growth. The product mix of life insurance business has been further optimized. Thanks to the strong economy, individual life insurance business recorded robust growth unseen in the past few years, in particular the number of individual life insurance sales agents increased to approximately 244,000 from approximately 205,000 at the beginning of the year, representing an increase of 19.0%. Meanwhile, the Group has been proactively seeking new business growth opportunities and has implemented the "Two Tier Market Development" strategy that focused on the balanced development of both urban and rural areas. Ping An Life initiated the pilot programs in the rural areas of Jiangsu and Zhejiang provinces. Ping An Life was the first to offer foreign exchange insurance products in the PRC and received encouraging market response. Ping An Property & Casualty maintained its market position and more than doubled its net profits. Ping An Annuity obtained business licences for all 35 branches to start operation across the nation.

Successful integration of banking business

As approved by the China Banking Regulatory Commission ("CBRC"), Shenzhen Commercial Bank merged with and took in Ping An Bank and was renamed as Shenzhen Ping An Bank Co., Ltd. ("Shenzhen Ping An Bank"). Shenzhen Ping An Bank has branches and sub-branches in Shenzhen, Shanghai and Fuzhou, providing corporate and individual customers with comprehensive financial services and products. The merger of the two banks further integrated the banking resources within the Group and helped strengthen the banking business by creating a single banking brand name and laying a strong banking business platform for nationwide expansion. On May 21, 2007, after years of dedicated preparations, we successfully launched the Wanlitong Affinity Credit Card, a China UnionPay standard credit card. This is one of the affinity credit cards offering the most comprehensive insurance protection in the PRC, demonstrating the combined strength of our insurance and banking platforms.

Breakthrough development in investment and asset management business

Benefiting from the rapid development of the domestic equity market and the surge in trading volume, the Group recorded strong growth in its securities brokerage, investment banking and derivative products businesses; total investment return on its insurance funds increased significantly; non-capital market investment of our trust business generated encouraging results and third-party asset management business achieved breakthrough development. Ping An Asset Management (Hong Kong) obtained its asset management licence and a global investment platform has been gradually established. Besides record-breaking operating results from our securities business, four analysts from Ping An Securities were ranked among the "Top Analysts of 2006 for Earnings Estimates and Stockpickers" in Asia by StarMine, a world renowned professional evaluation agency of securities analysts. Ping An Securities as a whole was ranked No. 8 among a large number of prestigious research institutions.

Refinement of our integrated financial services platform

The Group's integrated financial services platform has been further refined. Along with the smooth integration of various back-office functions, the performance of cross-selling various financial products within the Group exceeded targets. The synergy across our three business pillars, namely insurance, banking and asset management, has been gradually realized, and the Group is steadily progressing toward its "One Customer, Multiple Products" strategic goal.

Fulfillment of corporate citizenship responsibilities

Apart from the outstanding business performance, the Group is continuously and actively fulfilling its corporate citizenship responsibilities to contribute to the cause of public welfare. The Group issued its "Corporate Citizenship Report of 2007" in the first half of the year and initiated a series of large-scale public welfare programs, including the "Little Orange Lamp Program", aimed at establishing libraries for elementary schools in rural areas; "Ping An Education Support Program for Hope Primary Schools", "Chinese Youth Safety Program", and "Ping An Scholarship for Elite University Students".

In the first half of the year, Ping An won accolades from various sectors of the society. In April 2007, the Group was ranked 440 among the top 500 of Forbes Global 2000 top public companies. In the same month, the Group was ranked first and accredited with the "Best Company in China in Corporate Governance" by The Asset Magazine, an internationally renowned financial publication in its 2007 Corporate Governance Awards. In June 2007, Ping An became the first financial and insurance company from the PRC to be granted the "Best of Asia Class in Corporate Governance Asia Recognition Awards 2007" by Corporate Governance Asia, a prominent magazine in the Asia-Pacific Region. Ping An was the only company from the insurance sector to be named as one of the "Most Respected Enterprises in China 2006" for six consecutive years since the commencement of this award in 2001. The Group was also awarded first place as the "Most Viable Corporates" for three consecutive years.

In general, the Group has delivered outstanding operating results to the shareholders in the first half of 2007. Looking ahead at the second half of the year, we expect that the PRC macro economy will continue to maintain its steady growth and the country will further stimulate domestic demands to proactively increase the quality and efficiency of economic growth. Meanwhile, the further escalation of market competition and the fluctuations in the capital market will also expose us to certain challenges and earnings volatility. In the second half of the year, according to its strategic targets and business plan, the Group will continue to execute balanced development of the three major businesses of insurance, banking and asset management. We will maintain our leading market position within the insurance sector and strengthen the performance of our banking and asset management businesses. With the concerted efforts from our employees, I firmly believe that the Group's core competencies will be further strengthened to deliver more value to our shareholders and our customers.

Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, the PRC
August 16, 2007

GROUP'S CONSOLIDATED PERFORMANCE

The following is a summary of the consolidated results of the Group:

For the six months ended June 30, (in RMB million)	2007	2006
Total income	**69,021**	43,977
Total expenses	**(58,205)**	(39,259)
Operating profit before tax	**10,816**	4,718
Net profit	**9,969**	4,162

The following table sets forth the breakdown of our net profit by business segment:

For the six months ended June 30, (in RMB million)	2007	2006
Life insurance	**6,018**	3,530
Property and casualty insurance	**760**	317
Banking	**1,086**	1
Securities	**676**	174
Other businesses(1)	**1,429**	140
Net profit	**9,969**	4,162

(1) Other businesses mainly include corporate, trust business and asset management business.

Consolidated net profit increased 139.5% to RMB9,969 million in the six months ended June 30, 2007 from RMB4,162 million in the same period in 2006. This increase was primarily due to the better performance across our portfolio of businesses and the strong total investment returns.

Our life insurance business, property and casualty insurance business, banking business and securities business accounted for approximately 60.4%, 7.6%, 10.9% and 6.8%, respectively, of our net profit.

1 Certain comparative figures have been reclassified to conform to current period's presentation.

Consolidated Investment Income

For the six months ended June 30, (in RMB million, except percentages)	**2007**	2006
Net investment income	**9,930**	5,722
Net realized and unrealized gains	**15,738**	3,871
Total investment income	**25,668**	9,593
Net investment yield[1]	**4.9%**	4.2%
Total investment yield[1]	**9.9%**	5.8%

(1) Lease income from investment properties and net foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yields.

Our net investment income increased 73.5% to RMB9,930 million in the six months ended June 30, 2007 from RMB5,722 million in the same period in 2006. This increase was primarily due to the increase in our investment assets to RMB335,489 million as at June 30, 2007 from RMB269,596 million as at June 30, 2006. Net investment yield increased to 4.9% in the six months ended June 30, 2007 from 4.2% in the same period in 2006. This increase was primarily due to the higher dividend income received from our equity investment funds.

Our total investment income increased 167.6% to RMB25,668 million in the six months ended June 30, 2007 from RMB9,593 million in the same period in 2006. Total investment yield increased to 9.9% in the six months ended June 30, 2007 from 5.8% in the same period in 2006. These increases were primarily due to the strong performance in the PRC equity markets during the first half of 2007. In order to lock-in profits accumulated in previous periods, the realized investment gains increased significantly to RMB15,238 million whereby the total net realized and unrealized gains increased significantly to RMB15,738 million in the six months ended June 30, 2007 from RMB3,871 million in the same period in 2006.

We continued to improve the asset allocation of our portfolio to capture the opportunities in the capital markets. As a result, our term deposits as a percentage of our total investment assets decreased to 13.1% as at June 30, 2007 from 19.0% as at December 31, 2006, and our equity investments increased to 18.7% as at June 30, 2007 from 14.4% as at December 31, 2006.

The following table presents our investment portfolio allocations among the major categories of our investments:

(in RMB million, except percentages)	**As at June 30, 2007** Carrying Value	% of Total	As at December 31, 2006 Carrying Value	% of Total
Fixed maturity investments				
Term deposits[3]	**43,994**	**13.1%**	59,107	19.0%
Bond investments[1][3]	**222,992**	**66.5%**	204,282	65.6%
Other fixed maturity investments[3]	**2,149**	**0.6%**	1,600	0.5%
Equity investments[2][3]	**62,698**	**18.7%**	44,791	14.4%
Investment properties	**3,656**	**1.1%**	1,528	0.5%
Total investments	**335,489**	**100.0%**	311,308	100.0%

(1) Bond investments include the carrying value of derivatives embedded with the host contracts.
(2) Equity investments include equity investment funds, equity securities and investment in an associate.
(3) The above figures exclude items that are classified as cash and cash equivalents.

Foreign Currency Losses

In the first half of 2007, Renminbi continued to appreciate against other major currencies, especially the U.S. Dollar. As a result, we experienced a net exchange loss of RMB335 million in the six months ended June 30, 2007 as compared to a loss of RMB130 million in the same period in 2006.

LIFE INSURANCE BUSINESS

The following is a summary of the operation data of our life insurance business:

	As at June 30, 2007	As at December 31, 2006
Market share of gross written premiums, policy fees and premium deposits[1]	**16.3%**	17.0%
Number of customers:		
Individual (in thousands)	**32,853**	31,761
Corporate (in thousands)	**321**	307
Total (in thousands)	**33,174**	32,068
Persistency ratio:		
13-month	**89.0%**	89.0%
25-month	**80.7%**	80.3%

(1) Based on our financial data and the PRC insurance industry data calculated in accordance with the PRC Accounting Standards and published by the National Bureau of Statistics of China.
Market share as at June 30, 2007 was computed based on gross written premiums, policy fees and premium deposits accumulated over a period of six months.
Market share as at December 31, 2006 was computed based on gross written premiums, policy fees and premium deposits accumulated over a period of one year.

For the six months ended June 30, 2007, our life insurance business accounted for approximately 16.3% of the total gross written premiums, policy fees and premium deposits received by PRC life insurance companies, based on our financial data and the PRC insurance industry data calculated in accordance with the PRC Accounting Standards. We are the second largest life insurance company in the PRC in terms of gross written premiums, policy fees and premium deposits.

Through the continued refinement of our sales agents training system, we enhanced the productivity and professionalism of our sales agents. We have also continued our efforts in enhancing customer service. As a result, the 13-month and 25-month persistency ratios for our individual life insurance customers maintained at a satisfactory level of above 85% and 80% respectively as at June 30, 2007.

Results of Operations

The following is a summary of the results of our life insurance business:

For the six months ended June 30, (in RMB million)	**2007**	2006
Gross written premiums, policy fees and premium deposits	**42,179**	36,991
Less: Premium deposits	**(10,045)**	(7,894)
Gross written premiums and policy fees	**32,134**	29,097
Net earned premiums	**31,381**	28,374
Investment income	**21,607**	8,764
Other income	**781**	397
Total income	**53,769**	37,535
Change in deferred policy acquisition costs	**3,727**	2,408
Claims and policyholders' benefits	**(43,045)**	(30,519)
Changes in fair value of derivative financial liabilities	**13**	34
Commission expenses of insurance operations	**(4,601)**	(3,272)
Foreign currency losses	**(316)**	(114)
General, administrative and other expenses	**(3,573)**	(2,306)
Total expenses	**(47,795)**	(33,769)
Income taxes	**44**	(236)
Net profit	**6,018**	3,530

Gross Written Premiums, Policy Fees and Premium Deposits

For the six months ended June 30, 2007 (in RMB million)	Premiums and policy fees	Premium deposits	Total
Individual life			
New business			
First year regular premiums	6,471	1,890	8,361
First year single premiums	12	–	12
Short term accident and health premiums	911	–	911
Total new business	7,394	1,890	9,284
Renewal business	20,286	4,638	24,924
Total individual life	27,680	6,528	34,208
Bancassurance			
New business			
First year regular premiums	45	–	45
First year single premiums	175	3,517	3,692
Short term accident and health premiums	1	–	1
Total new business	221	3,517	3,738
Renewal business	126	–	126
Total bancassurance	347	3,517	3,864
Group insurance			
New business			
First year regular premiums	–	–	–
First year single premiums	2,277	–	2,277
Short term accident and health premiums	1,618	–	1,618
Total new business	3,895	–	3,895
Renewal business	212	–	212
Total group insurance	4,107	–	4,107
Total life insurance	32,134	10,045	42,179

For the six months ended June 30, 2006 (in RMB million)	Premiums and policy fees	Premium deposits	Total
Individual life			
New business			
First year regular premiums	3,983	1,247	5,230
First year single premiums	18	–	18
Short term accident and health premiums	1,519	–	1,519
Total new business	5,520	1,247	6,767
Renewal business	19,166	3,577	22,743
Total individual life	24,686	4,824	29,510
Bancassurance			
New business			
First year regular premiums	12	–	12
First year single premiums	341	3,066	3,407
Short term accident and health premiums	1	–	1
Total new business	354	3,066	3,420
Renewal business	125	4	129
Total bancassurance	479	3,070	3,549
Group insurance			
New business			
First year regular premiums	–	–	–
First year single premiums	2,452	–	2,452
Short term accident and health premiums	1,239	–	1,239
Total new business	3,691	–	3,691
Renewal business	241	–	241
Total group insurance	3,932	–	3,932
Total life insurance	29,097	7,894	36,991

Individual Life Business. Gross written premiums, policy fees and premium deposits for our individual life business increased 15.9% to RMB34,208 million in the six months ended June 30, 2007 from RMB29,510 million in the same period in 2006. This increase was primarily due to the 37.2% increase in first year premiums, policy fees and premium deposits to RMB9,284 million in the six months ended June 30, 2007 from RMB6,767 million in the same period in 2006. In addition, renewal premiums, policy fees and premium deposits for our individual life business increased 9.6% to RMB24,924 million in the six months ended June 30, 2007 from RMB22,743 million in the same period in 2006. These increases were primarily due to the continued improvement in the quantity and productivity of our agency force.

Bancassurance Business. Gross written premiums, policy fees and premium deposits for our bancassurance business increased 8.9% to RMB3,864 million in the six months ended June 30, 2007 from RMB3,549 million in the same period in 2006. This increase was primarily due to the growth in sales of our universal life products through our bancassurance channel.

Group Insurance Business. Gross written premiums, policy fees and premium deposits for our group insurance business increased 4.5% to RMB4,107 million in the six months ended June 30, 2007 from RMB3,932 million in the same period in 2006. This increase was primarily due to our continued efforts to manage the growth of this business line to improve profit margin. We continued to focus on selling employee welfare benefit plans. As a result, gross written premiums and policy fees for our short-term accident and health insurance business increased 30.6% to RMB1,618 million in the six months ended June 30, 2007 from RMB1,239 million in the same period in 2006.

Investment Income

Net investment income for our life insurance business increased 63.3% to RMB8,519 million in the six months ended June 30, 2007 from RMB5,216 million in the same period in 2006. This increase was primarily due to the increase in investment assets to RMB275,734 million as at June 30, 2007 from RMB235,534 million as at June 30, 2006. Net investment yield for our life insurance business increased to 5.2% in the six months ended June 30, 2007 from 4.3% in the same period in 2006.

Total investment income for our life insurance business increased 146.5% to RMB21,607 million in the six months ended June 30, 2007 from RMB8,764 million in the same period in 2006. Total investment yield for our life insurance business increased to 10.5% in the six months ended June 30, 2007 from 5.9% in the same period in 2006.

For the six months ended June 30, (in RMB million, except percentages)	**2007**	2006
Net investment income	**8,519**	5,216
Net investment yield(1)	**5.2%**	4.3%
Total investment income	**21,607**	8,764
Total investment yield(1)	**10.5%**	5.9%

(1) Lease income from investment properties and net foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yields.

Change in Deferred Policy Acquisition Costs

The change in deferred policy acquisition costs was RMB3,727 million in the six months ended June 30, 2007 as compared to RMB2,408 million in the same period in 2006. The bigger change in deferred policy acquisition costs was primarily due to the increase in first year premiums, policy fees and premium deposits from our individual life business.

Claims and Policyholders' Benefits

Claims and policyholders' benefits increased 41.0% to RMB43,045 million in the six months ended June 30, 2007 from RMB30,519 million in the same period in 2006. The following table summarizes total expenses pursuant to claims, surrenders, annuities, maturities and survival benefits, policyholders' dividends and provisions, interest credited to policyholder contract deposits, and increase in policyholders' reserves.

For the six months ended June 30, (in RMB million)	**2007**	2006
Claims	**1,604**	1,404
Surrenders	**4,181**	2,804
Annuities	**1,427**	1,293
Maturities and survival benefits	**3,582**	1,094
Policyholders' dividends and provisions	**897**	1,714
Interest credited to policyholder contract deposits	**451**	214
Increase in policyholders' reserves	**30,903**	21,996
Total claims and policyholders' benefits	**43,045**	30,519

Payments for surrenders increased 49.1% to RMB4,181 million in the six months ended June 30, 2007 from RMB2,804 million in the same period in 2006. This increase was primarily due to the increase in payments for surrenders of certain single premium participating products sold through our group and bancassurance channels.

Payments for maturities and survival benefits increased significantly to RMB3,582 million in the six months ended June 30, 2007 from RMB1,094 million in the same period in 2006. This increase was primarily due to the increase in survival benefits paid as a result of the product features of certain individual life insurance products.

Payments for policyholder dividends and provisions decreased 47.7% to RMB897 million in the six months ended June 30, 2007 from RMB1,714 million in the same period in 2006. Within the policyholders' participating funds, a proportion of the realized or unrealized investment gains are held as the special dividend reserves which will be distributed to the policyholders in future years. The special dividend reserves were recorded under policyholders' dividend payable and provisions as at June 30, 2006, while in 2007 we reclassified them under policyholders' reserves and the change in special dividend reserves would go through the increase in policyholders' reserves. This was the primary reason for the decrease of policyholders' dividends and provisions in the six months ended June 30, 2007 as compared to the same period in 2006. In fact, the total policyholders' dividends and provisions, including special dividend reserves, increased significantly in the six months ended June 30, 2007 as compared to the same period in 2006 due to the strong investment returns in the first half of 2007.

Payments for interest credited to policyholder contract deposits increased 110.7% to RMB451 million in the six months ended June 30, 2007 from RMB214 million in the same period in 2006. This increase was primarily due to the increase in sales of universal life policies and better investment results.

The increase in policyholders' reserves was RMB30,903 million in the six months ended June 30, 2007 as compared to RMB21,996 million in the same period in 2006. The bigger increase in policyholders' reserves was primarily due to the increase in gross written premiums and policy fees.

Commission Expenses of Insurance Operations

For the six months ended June 30,	2007	2006
Commission expenses as a percentage of gross written premiums, policy fees and premium deposits	**10.9%**	8.8%

Commission expenses of insurance operations, which we paid primarily to our sales agents, increased 40.6% to RMB4,601 million in the six months ended June 30, 2007 from RMB3,272 million in the same period in 2006. Commission expenses as a percentage of gross written premiums, policy fees, and premium deposits increased to 10.9% in the six months ended June 30, 2007 from 8.8% in the same period in 2006. These increases were primarily due to the increase in sales of first year premiums, policy fees and premium deposits from individual life products, which have a relatively higher level of commission.

General, Administrative and Other Expenses

For the six months ended June 30,	2007	2006
Business tax and surcharges	**684**	99
Other general, administrative expenses and other expenses	**2,889**	2,207
Total	**3,573**	2,306
General, administrative and other expenses as a percentage of gross written premiums, policy fees and premium deposits	**8.5%**	6.2%

General, administrative and other expenses increased 54.9% to RMB3,573 million in the six months ended June 30, 2007 from RMB2,306 million in the same period in 2006. General, administrative and other expenses as a percentage of gross written premiums, policy fees and premium deposits increased to 8.5% in the six months ended June 30, 2007 from 6.2% in the same period in 2006. These increases were primarily due to the increase in sales of first year premiums, policy fees and premium deposits and the significant increase in business tax and surcharges paid on realized investment gains.

Income Taxes

For the six months ended June 30,	2007	2006
Effective tax rate	**-0.7%**	6.3%

Income taxes decreased to a RMB44 million reversal in the six months ended June 30, 2007 from RMB236 million in the same period in 2006. The effective tax rate decreased to -0.7% in the six months ended June 30, 2007 from 6.3% in the same period in 2006. These decreases were primarily due to the increase in dividend income from equity investment funds, which was entitled to certain tax exemptions, and decrease of deferred income tax liabilities relating to the income taxes reported in the income statement.

Net Profit

As a result of the foregoing, the net profit from our life insurance business increased 70.5% to RMB6,018 million in the six months ended June 30, 2007 from RMB3,530 million in the same period in 2006.

PROPERTY AND CASUALTY INSURANCE BUSINESS

The following is a summary of the operation data of our property and casualty insurance business:

	As at June 30, 2007	As at December 31, 2006
Market share of gross written premiums[1]	**10.2%**	10.7%
Number of customers:		
Individual (in thousands)	**6,895**	6,222
Corporate (in thousands)	**1,628**	1,724
Total (in thousands)	**8,523**	7,946

	For the six months ended June 30, 2007	For the year ended December 31, 2006
Combined ratio:		
Expense ratio	**29.7%**	25.8%
Loss ratio	**69.0%**	69.6%
Combined ratio	**98.7%**	95.4%

(1) Based on our financial data and the PRC insurance industry data calculated in accordance with the PRC Accounting Standards and published by the National Bureau of Statistics of China.
Market share as at June 30, 2007 was computed based on gross written premiums accumulated over a period of six months.
Market share as at December 31, 2006 was computed based on gross written premiums accumulated over a period of one year.

For the six months ended June 30, 2007, our property and casualty insurance business accounted for approximate 10.2% of the total gross written premiums received by PRC property and casualty insurance companies, based on our financial data and the PRC insurance industry data calculated in accordance with the PRC Accounting Standards. We are the third largest property and casualty insurance company in the PRC in terms of gross written premiums.

We continued to focus on disciplined underwriting and service quality. This strategy has enabled us to maintain our underwriting results steadily. As a result, our loss ratio improved to 69.0% in the six months ended June 30, 2007 from 69.6% in the full year of 2006.

Results of Operations

The following is a summary of the results of our property and casualty insurance business:

For the six months ended June 30, (in RMB million)	2007	2006
Gross written premiums	**11,004**	8,389
Net earned premiums	**6,966**	4,490
Investment income	**930**	312
Other income	**602**	783
Total income	**8,498**	5,585
Change in deferred policy acquisition costs	**409**	203
Claims expenses	**(4,804)**	(3,208)
Commission expenses of insurance operations	**(1,124)**	(675)
Foreign currency losses	**(11)**	(8)
General, administrative and other expenses	**(1,917)**	(1,333)
Total expenses	**(7,447)**	(5,021)
Income taxes	**(291)**	(247)
Net profit	**760**	317

Gross Written Premiums

For the six months ended June 30, (in RMB million)	2007	2006
Automobile insurance	**7,366**	5,482
Non-automobile insurance	**3,084**	2,490
Accident and health insurance	**554**	417
Total gross written premiums	**11,004**	8,389

Gross written premiums increased 31.2% to RMB11,004 million in the six months ended June 30, 2007 from RMB8,389 million in the same period in 2006. This increase in gross written premiums was primarily due to the significant growth in all three principal lines of our property and casualty insurance business.

Automobile Insurance Business. Gross written premiums attributable to our automobile insurance business increased 34.4% to RMB7,366 million in the six months ended June 30, 2007 from RMB5,482 million in the same period in 2006. This increase was primarily due to the continued increase in demand for automobiles in the PRC and the implementation of the compulsory third party liability insurance.

Non-automobile Insurance Business. Gross written premiums attributable to our non-automobile insurance business increased 23.9% to RMB3,084 million in the six months ended June 30, 2007 from RMB2,490 million in the same period in 2006. This increase was primarily due to the increase in sales of commercial property insurance, construction insurance, special risk insurance and cargo insurance. Gross written premiums attributable to our commercial property insurance increased 19.7% to RMB1,440 million in the six months ended June 30, 2007 from RMB1,203 million in the same period in 2006.

Accident and Health Insurance Business. Gross written premiums attributable to our accident and health insurance business increased 32.9% to RMB554 million in the six months ended June 30, 2007 from RMB417 million in the same period in 2006. This increase was primarily due to our continued focus on growing this line of business.

Investment Income

Net investment income for our property and casualty insurance business increased 73.2% to RMB381 million in the six months ended June 30, 2007 from RMB220 million in the same period in 2006. This increase was primarily due to the higher dividend income received from our equity investment funds. Net investment yield for our property and casualty insurance business increased to 4.9% in the six months ended June 30, 2007 from 4.3% in the same period in 2006.

Total investment income for our property and casualty insurance business increased 198.1% to RMB930 million in the six months ended June 30, 2007 from RMB312 million in the same period in 2006. Our total investment yield for our property and casualty insurance business increased to 9.6% in the six months ended June 30, 2007 from 5.2% in the same period in 2006.

For the six months ended June 30, (in RMB million, except percentages)	**2007**	2006
Net investment income	**381**	220
Net investment yield(1)	**4.9%**	4.3%
Total investment income	**930**	312
Total investment yield(1)	**9.6%**	5.2%

(1) Lease income from investment properties and net foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yields.

Change in Deferred Policy Acquisition Costs

The change in deferred policy acquisition costs was RMB409 million in the six months ended June 30, 2007 as compared to RMB203 million in the same period in 2006. The bigger change in deferred policy acquisition costs was primarily due to the bigger increase in unearned premium reserves in the six months ended June 30, 2007 as compared to the same period in 2006.

Claims Expenses

For the six months ended June 30, (in RMB million)	2007	2006
Automobile insurance	**3,935**	2,527
Non-automobile insurance	**594**	528
Accident and health insurance	**275**	153
Total claims	**4,804**	3,208

Total claims increased 49.8% to RMB4,804 million in the six months ended June 30, 2007 from RMB3,208 million in the same period in 2006.

Claims attributable to our automobile insurance business increased 55.7% to RMB3,935 million in the six months ended June 30, 2007 from RMB2,527 million in the same period in 2006. This increase was primarily due to the increase in gross written premiums during the past twelve months.

Claims attributable to our non-automobile insurance business increased 12.5% to RMB594 million in the six months ended June 30, 2007 from RMB528 million in the same period in 2006. This increase was primarily due to the increase in gross written premiums during the past twelve months.

Claims attributable to our accident and health insurance business increased 79.7% to RMB275 million in the six months ended June 30, 2007 from RMB153 million in the same period in 2006. This increase was primarily due to the increase in gross written premiums during the past twelve months.

Commission Expenses of Insurance Operations

For the six months ended June 30,	2007	2006
Commission expenses as a percentage of gross written premiums	**10.2%**	8.0%

Commission expenses of insurance operations increased 66.5% to RMB1,124 million in the six months ended June 30, 2007 from RMB675 million in the same period in 2006. As a percentage of gross written premiums, commission expenses increased to 10.2% in the six months ended June 30, 2007 from 8.0% in the same period in 2006. These increases were primarily due to the increase in gross written premiums and the higher market commission rates resulting from the increased market competition in the industry.

General, Administrative and Other Expenses

For the six months ended June 30,	2007	2006
General, administrative and other expenses as a percentage of gross written premiums	**17.4%**	15.9%

General, administrative and other expenses increased 43.8% to RMB1,917 million in the six months ended June 30, 2007 from RMB1,333 million in the same period in 2006. General, administrative and other expenses as a percentage of gross written premiums increased to 17.4% in the six months ended June 30, 2007 from 15.9% in the same period in 2006. These increases were primarily due to the increase in gross written premiums and increased competition in the property and casualty insurance industry.

Income Taxes

For the six months ended June 30,	2007	2006
Effective tax rate	**27.7%**	43.8%

Income taxes increased 17.8% to RMB291 million in the six months ended June 30, 2007 from RMB247 million in the same period in 2006. This increase was primarily due to the increase of taxable profit. The effective tax rate decreased to 27.7% in the six months ended June 30, 2007 from 43.8% in the same period in 2006. This decrease was primarily due to the increase in dividend income from equity investment funds, which was entitled to certain tax exemptions.

Net Profit

As a result of the foregoing, the net profit from our property and casualty insurance business increased 139.7% to RMB760 million in the six months ended June 30, 2007 from RMB317 million in the same period in 2006.

BANKING BUSINESS

Our banking business consists of two subsidiaries namely: Ping An Bank Limited ("Ping An Bank") and Shenzhen Commercial Bank Co., Ltd. ("SZCB"). Ping An Bank operates in Shanghai and Fuzhou and obtained an approval from CBRC to provide Renminbi services in June 2006. SZCB operates in Shenzhen and was established on August 3, 1995. SZCB is amongst the top 6 banks in Shenzhen in terms of total loans and deposits size. By the end of 2006, SZCB had completed its restructuring and its registered capital was increased from RMB1,600 million to RMB5,502 million. The Company, through equity transfer and capital injection, acquired 89.36% of SZCB and became its largest shareholder.

On June 16, 2007, the CBRC approved the merger of SZCB and Ping An Bank by pooling of interest. After the merger, SZCB was renamed as Shenzhen Ping An Bank and the existing headquarters of Ping An Bank in Shanghai and branch in Fuzhou are reorganised as Shenzhen Ping An Bank Shanghai Branch and Fuzhou Branch respectively. On June 27, 2007, the industrial and commercial registration procedures for the renaming of Shenzhen Ping An Bank were completed. After the merger, Shenzhen Ping An Bank has 49 sub-branches and 157 ATMs network across Shenzhen, Shanghai and Fuzhou.

The integration and transformation of SZCB into the Group has been progressing smoothly. The organization structure has been reorganized; the segregation of duties and responsibilities has been refined and the IT capability has been significantly enhanced. On business development, the wealth management business kicks off with the launch of three "Anchor Wealth Management Centers" in Shenzhen. On May 21, 2007, we successfully launched the Wanlitong Affinity Credit Card, a China UnionPay standard credit card. This is one of the best affinity credit cards which offers comprehensive insurance protection in the PRC by leveraging the combined strength of our insurance and banking platform.

Results of Operation

The following table sets forth certain key financial information of our banking business:

For the six months ended June 30, (in RMB million)	**2007**	2006
Net interest income	**1,488**	11
General and administrative expenses(1)	**(900)**	(9)
Net profit	**1,086**	1

The net profit from our banking business increased significantly to RMB1,086 million for the six months ended June 30, 2007 from RMB1 million in the same period in 2006. The increase in net profit was primarily due to the profit contribution from SZCB after the acquisition as compared to the contribution from Ping An Bank alone for the six months ended June 30, 2006.

Besides, the first half of 2007 operation results recognized some non-recurring items(2) amounting to RMB409 million, which mainly included gain from non-performing assets disposals and reversals of litigation provision.

(1) General and administrative expenses included operating expenses, business tax and surcharges, other expenses, non-operating expenses and other assets impairment provisions.

(2) These represent items as allowed by CSRC under CSRC [2004] No. 4 requirement on non-recurring items disclosure.

Core Business Profitability

For the six months ended June 30, (in RMB million)	2007	2006
Interest income		
Loans and advances to customers	**1,348**	7
Balances with central bank	**73**	–
Due from banks and other financial institutions	**295**	15
Total interest income	**1,716**	22
Interest expenses		
Customers deposits	**(641)**	(2)
Due to banks and other financial institutions	**(157)**	(9)
Total interest expenses	**(798)**	(11)
Lending business net interest income	**918**	11
Bond interest income	**570**	–
Net interest income	**1,488**	11
Net interest spread (1)	**2.4%**	0.6%
Average interest earning assets balance (in RMB million)	**118,411**	1,170
Average interest bearing liabilities balance (in RMB million)	**110,507**	681

(1) Net interest spread represents the difference between the annualised average yield on interest earning assets and the annualised average cost on interest bearing liabilities.

Net interest income increased to RMB1,488 million for the six months ended June 30, 2007 from RMB11 million in the same period in 2006. As discussed above, the significant increase in net interest income is due to the acquisition of SZCB.

Net interest spread increased to 2.4% for the six months ended June 30, 2007 from 0.6% in the same period in 2006. In the first half of 2006, Ping An Bank mainly engaged in foreign currency businesses and obtained funding from interbank market where funding cost was not low. With the acquisition of SZCB, our banking business now has a mix of Renminbi and foreign currency banking business with over 3 million customers accounts. Accordingly, funding is now mainly sourced from customer deposits, which has a relatively low cost. As a result, net interest spread improved to 2.4%.

Operational Efficiency

For the six months ended June 30,	2007	2006
Cost-to-income ratio (1)	**46.3%**	84.4%

(1) Cost-to-income ratio is defined as operating expenses/net operating income. Operating expenses for the calculation of cost-to-income ratio has excluded business tax and surcharges and other expenses, non-operating expenses and other impairment provisions.

Cost-to-income ratio decreased to 46.3% in the six months ended June 30, 2007 from 84.4% in the same period in 2006. However, the cost-to-income ratio for the six months ended June 30, 2006 was solely from Ping An Bank. After the acquisition, for the same period of 2007, the cost-to-income ratio reflects the combined results of SZCB and Ping An Bank.

Supplementary Reference Information on Shenzhen Ping An Bank's Comparative Data

The following table sets forth the key performance indicators of Shenzhen Ping An Bank for the first half of 2007 as compared to the same period in 2006 (1):

As at June 30 or for the six months ended June 30,	2007	2006
Cost-to-income ratio(2)	**46.3%**	35.5%
Loan to deposit ratio(3)	**52.6%**	72.6%
Non-performing loans ratio(4)	**1.1%**	8.2%
Loan loss provisions/non-perfoming loans ratio	**66.0%**	39.1%
Capital adequacy ratio	**10.6%**	4.9%

(1) The 2006 ratios as stated in this table are unaudited proforma results as if SZCB and Ping An Bank were merged in the first half of 2006 for comparable reference purpose only.

(2) Cost-to-income ratio is defined as operating expenses/net operating income. Due to the increase in costs related to the reorganisation and integration of SZCB as well as those expenses for future development such as key hirings, investments in IT infrastructure and re-branding after Ping An's acquisition, cost-to-income ratio was expected to be maintained at a relatively high level.

(3) Total loans include general term loans and discounted bills.

(4) Non-performing loan is defined as those loans and advances graded as substandard, doubtful and loss. The drop in non-performing loans ratio is mainly due to the disposal of RMB2.8 billion non-performing assets package to Cinda Asset Management Company in 2nd Quarter of 2007.

As at June 30, 2007, after the merger, Shenzhen Ping An Bank's total assets amounted to RMB124,788 million. The capital adequacy ratio was 10.6% and the non-performing loan's ratio was reduced to 1.1%.

SECURITIES BUSINESS

Our securities business is mainly carried out by our 86.1%-owned subsidiary Ping An Securities. Ping An Securities has 22 branches across China and www.PA18.com as the internet portal.

Results of Operation

The net profit from our securities business increased significantly to RMB676 million in the six months ended June 30, 2007 from RMB174 million in the same period in 2006.

The following are certain key financial information of our securities business:

For the six months ended June 30, (in RMB million)	2007	2006
Net fees and commission income	**975**	218
Investment income	**396**	116
Net profit	**676**	174

Net Fees and Commission Income

The following table sets forth the major components of net fees and commission income:

For the six months ended June 30, (in RMB million)	2007	2006
Fees and commission income		
Brokerage fees	**790**	150
Underwriting commission income	**224**	35
Others	**32**	45
Total fees and commission income	**1,046**	230
Fees and commission expenses		
Brokerage fees paid	**(71)**	(12)
Total fees and commission expenses	**(71)**	(12)
Net fees and commission income	**975**	218

Brokerage fees income from our brokerage business increased significantly to RMB790 million in the six months ended June 30, 2007 from RMB150 million in the same period in 2006. This increase was primarily due to the significant increase in trading volume of the booming PRC stock market.

Underwriting commission income from our investment banking business increased significantly to RMB224 million in the six months ended June 30, 2007 from RMB35 million in the same period in 2006. This increase was primarily due to the booming equity market and our business development efforts.

Total fees and commission expenses increased in line with the business growth. As a result, net fees and commission income increased significantly to RMB975 million in the six months ended June 30, 2007 from RMB218 million in the same period in 2006.

Investment Income

Investment income from our securities business increased significantly to RMB396 million in the six months ended June 30, 2007 from RMB116 million in the same period in 2006. This increase was primarily due to the increase in realized investment gains from our proprietary trading business.

TRUST BUSINESS

For the six months ended June 30, (in RMB million)	2007	2006
Total income(1)	**448**	140
Net profit(1)	**275**	61

(1) Total income and net profit are presented at company's level, where interests in subsidiaries are accounted for at cost.

Total income from our trust business increased significantly to RMB448 million in the six months ended June 30, 2007 from RMB140 million in the same period in 2006. Net profit from our trust business increased significantly to RMB275 million in the six months ended June 30, 2007 from RMB61 million in the same period in 2006. These increases were primarily due to the significant increase in assets held under its management and better investment results.

LIQUIDITY AND FINANCIAL RESOURCES

Liquidity and financial resources are managed at the Group level on a consolidated basis. We are a holding company and, with the exception of investment management activities, do not conduct any significant business operations on our own. As a result, we depend upon dividends and distributions from our operating subsidiaries for substantially all of our operating cash flows.

In addition to cash and cash equivalents held by the Group, we have two additional sources of liquidity. They are liquid investments held for trading and short-term borrowings.

Liquid investments held for trading are listed or are traded in an active market and can be converted to cash easily without incurring significant charges.

The following table summarizes the carrying amount of liquid assets held by the Group:

(in RMB million)	**As at June 30, 2007**	As at December 31, 2006
Cash and cash equivalents	**115,851**	45,964
Held-for-trading investments	**22,756**	23,615
Total liquid assets	**138,607**	69,579

The Group utilizes short-term borrowings and assets sold under agreements to repurchase as part of the liquidity management for our daily operations. The following table summarizes the carrying amount of these arrangements:

(in RMB million)	**As at June 30, 2007**	As at December 31, 2006
Short-term borrowings	**2,428**	1,518
Assets sold under agreements to repurchase	**22,805**	13,436

The management believes that the liquid assets currently held, together with net cash generated from future operations, and the availability of short-term borrowings will enable the Group to meet its foreseeable cash requirements.

CAPITAL STRUCTURE

Total equity increased to RMB97,573 million as at June 30, 2007 from RMB47,750 million as at December 31, 2006. This increase was primarily due to our issue of A shares in the PRC and our operating profit in the six months ended June 30, 2007.

The Group had no material charges on its group assets.

Gearing Ratio

	As at June 30, 2007	As at December 31, 2006
Gearing ratio	**84.5%**	90.6%

The gearing ratio is computed by dividing the sum of total liabilities and minority interests by total assets.

Contractual Obligation and Other Commercial Commitments

The following table sets forth our aggregate contractual obligations and other commercial commitments for the periods specified:

(in RMB million)	As at June 30, 2007	As at December 31, 2006
Contractual commitments (contracted, but not provided for)	**5,947**	3,431
Operating lease commitments	**1,257**	1,167

FOREIGN CURRENCY RISK

Foreign currency denominated investments and cash assets held by the Group are exposed to foreign currency risks. These assets include term deposits, cash and cash equivalents, financial assets at fair value held in foreign currency that are considered as monetary assets. In addition to foreign currency denominated monetary assets, the Group's foreign currency denominated monetary liabilities are also exposed to fluctuations in exchange rates. These liabilities include foreign currency denominated claim reserves and payable to reinsurers. The exposures to fluctuations in exchange rates from monetary assets and monetary liabilities offset each other.

The Group uses sensitivity analysis to estimate its risk exposure. Foreign currency risk sensitivity is estimated by assuming a simultaneous and uniform 5% depreciation, against the Renminbi, of all foreign currency denominated monetary assets and monetary liabilities.

As at June 30, 2007 (in RMB million)	Foreign currency risk
Net exposure to fluctuations in exchange rates assuming a simultaneous and uniform 5% depreciation of all foreign currency denominated monetary assets and monetary liabilities against the Renminbi	**770**

INTRODUCTION

In order to provide investors with an additional tool to understand our economic value and business performance results, the Group has disclosed information regarding embedded value in this section. The embedded value represents the shareholders' adjusted net asset value plus the value of the Group's in-force life insurance business adjusted for the cost of regulatory solvency margin deployed to support this business. The embedded value excludes the value of future new business sales.

COMPONENTS OF ECONOMIC VALUE

(in RMB million)	As at June 30, 2007	As at December 31, 2006
Adjusted net asset value	**95,567**	46,282
Value of in-force insurance business written prior to June 1999	**(16,446)**	(20,932)
Value of in-force insurance business written since June 1999	**51,251**	48,011
Cost of holding the required solvency margin	**(9,573)**	(7,788)
Embedded Value	**120,799**	65,573
Value of one year's new business	**7,323**	6,007
Cost of holding the required solvency margin	**(1,108)**	(875)
Value of one year's new business after cost of solvency	**6,215**	5,132

The adjusted net asset value is based on the audited shareholders net assets of the Group as measured on the PRC statutory basis. The values placed on certain assets have been adjusted to the market values. It should be noted that the adjusted net asset is for the whole Group, including Ping An Life and other business units, whilst the value of in-force insurance business and the value of one year's new business presented are only in respect of Ping An Life and not other business units.

KEY ASSUMPTIONS

The key assumptions used in the embedded value calculation as at June 30, 2007 have been the same as those used in 2006 year-end valuation.

NEW BUSINESS VOLUMES AND BUSINESS MIX

The volume of new business sold during the past 12 months prior to June 30, 2007 has been modelled to calculate the value of one year's new business. The volume was RMB27,272 million in terms of first year premium. The mix of the new business measured by first year premium was:

	Percentage
Individual life	**51.3%**
Long-term business	49.5%
Short-term business	1.8%
Group life	**26.0%**
Long-term business	16.7%
Short-term business	9.3%
Bancassurance	**22.7%**
Long-term business	22.7%
Total	**100.0%**

* Figures may not be additive due to rounding.

SENSITIVITY ANALYSIS

The Group has investigated the effect, on the value of in-force business and the value of one year's new business, of varying independently certain assumptions regarding future experience. Specifically, the following changes in assumptions have been considered:

- Risk discount rate
- Investment return increased by 50 basis points every year
- Investment return increased by 100 basis points every year
- A 10% reduction in mortality and morbidity for assured lives
- A 10% reduction in policy discontinuance rates
- A 10% reduction in maintenance expense
- A 5% increase in the policyholders' dividend payout ratio

(in RMB million)	Risk Discount Rate			
	Earned Rate/11.0%	Earned Rate/12.0%	Earned Rate/13.0%	12.0%
Value of in-force business	27,309	25,232	23,330	25,902
	11.0%	12.0%	13.0%	Earned Rate/12.0%
Value of one year's new business	6,814	6,215	5,694	7,060

Assumptions (in RMB million)	Value of in-force business	Value of one year's new business
Central case	25,232	6,215
Investment return increased by 50bp every year	33,339	6,473
Investment return increased by 100bp every year	40,838	6,733
10% reduction in mortality and morbidity rates	25,566	6,343
10% reduction in policy discontinuance rates	25,769	6,452
10% reduction in maintenance expense	26,064	6,353
5% increase in the policyholders' dividend payout ratio	24,046	6,070

Risk discount rates were earned rate/12.0% and 12.0% for in-force business and new business respectively.

Independent Auditors' Report

To the shareholders of
Ping An Insurance (Group) Company of China, Ltd.

We have audited the consolidated financial statements of Ping An Insurance (Group) Company of China, Ltd. (the "Company") and its subsidiaries (collectively the "Group") set out on pages 31 to 138 which comprise the consolidated balance sheet as at June 30, 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the six months ended June 30, 2007, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at June 30, 2007 and of the Group's profit and cash flows for the six months then ended in accordance with International Financial Reporting Standards.

Ernst & Young
Certified Public Accountants

Hong Kong
August 16, 2007

Consolidated Income Statement

For the six months ended June 30, 2007

For the six months ended June 30, (in RMB million)	*Notes*	(Audited) 2007	(Unaudited) 2006
Gross written premiums and policy fees	*7*	**43,138**	37,486
Less: Premiums ceded to reinsurers		**(2,600)**	(2,466)
Net written premiums and policy fees		**40,538**	35,020
Increase in unearned premium reserves, net		**(2,191)**	(2,156)
Net earned premiums		**38,347**	32,864
Reinsurance commission income		**675**	922
Interest income of banking operations	*8*	**1,716**	22
Other fees and commission income	*9*	**1,357**	218
Investment income	*10*	**25,668**	9,593
Share of profits and losses of an associate		**–**	–
Other income	*11*	**1,258**	358
Total income		**69,021**	43,977
Change in deferred policy acquisition costs	*26*	**4,136**	2,611
Claims and policyholders' benefits	*12*	**(47,849)**	(33,727)
Changes in fair value of derivative financial liabilities		**106**	86
Commission expenses of insurance operations		**(5,673)**	(3,933)
Interest expenses of banking operations	*8*	**(689)**	(1)
Other fees and commission expenses	*9*	**(213)**	(30)
Loan loss provisions, net of reversals	*22*	**105**	–
Foreign currency losses		**(335)**	(130)
General and administrative expenses		**(7,793)**	(4,135)
Total expenses		**(58,205)**	(39,259)
Operating profit before tax	*13*	**10,816**	4,718
Income taxes	*14*	**(847)**	(556)
Net profit		**9,969**	4,162
Attributable to:			
– Equity holders of the parent		**9,690**	4,099
– Minority interests		**279**	63
		9,969	4,162
		RMB	*RMB*
Earnings per share for net profit attributable to equity holders of the parent – basic	*16*	**1.39**	0.66

The accompanying notes form an integral part of these financial statements.

Consolidated Balance Sheet

As at June 30, 2007

(in RMB million)	*Notes*	**(Audited) June 30, 2007**	(Audited) December 31, 2006
ASSETS			
Balances with central bank and statutory deposits	*17*	**11,220**	9,234
Cash and amounts due from banks and other financial institutions	*18*	**119,403**	95,912
Fixed maturity investments	*19*	**261,587**	213,041
Equity investments	*20*	**66,542**	46,729
Derivative financial assets	*21*	**16**	21
Loans and advances to customers	*22*	**58,427**	49,152
Investments in an associate	*23*	**176**	176
Premium receivables	*24*	**5,123**	2,939
Reinsurance assets	*25*	**5,120**	4,130
Policyholder account assets in respect of insurance contracts		**27,340**	20,961
Policyholder account assets in respect of investment contracts		**4,550**	3,971
Deferred policy acquisition costs	*26*	**36,069**	31,866
Investment properties	*27*	**3,656**	1,528
Property and equipment	*28*	**7,047**	4,766
Intangible assets	*29*	**1,530**	1,484
Deferred income tax assets	*38*	**260**	417
Other assets and receivables	*30*	**9,706**	8,108
Total assets		**617,772**	494,435

The accompanying notes form an integral part of these financial statements.

(in RMB million)	Notes	(Audited) June 30, 2007	(Audited) December 31, 2006
EQUITY AND LIABILITIES			
Equity			
Share capital	*31*	**7,345**	6,195
Reserves	*32*	**70,939**	29,703
Retained profits	*32*	**17,749**	10,477
Equity attributable to equity holders of the parent		**96,033**	46,375
Minority interests		**1,540**	1,375
Total equity		**97,573**	47,750
Liabilities			
Due to banks and other financial institutions	*33*	**9,382**	5,138
Assets sold under agreements to repurchase	*34*	**22,805**	13,436
Derivative financial liabilities	*21*	**356**	178
Customer deposits	*35*	**77,930**	75,960
Insurance contract liabilities	*36*	**379,315**	329,541
Investment contract liabilities for policyholders	*37*	**5,020**	4,233
Policyholder dividend payable and provisions		**4,771**	4,107
Income tax payable		**681**	691
Deferred income tax liabilities	*38*	**4,189**	1,657
Other liabilities	*39*	**15,750**	11,744
Total liabilities		**520,199**	446,685
Total equity and liabilities		**617,772**	494,435

The accompanying notes form an integral part of these financial statements.

MA Mingzhe	**CHEUNG Chi Yan Louis**	**SUN Jianyi**
Director	*Chief Financial Officer, and Director*	*Director*

Consolidated Statement of Changes in Equity

For the six months ended June 30, 2007

		Equity attributable to equity holders of the parent								
			Reserves							
(in RMB million)	*Notes*	Share capital (Audited)	Capital reserve (Audited)	Surplus reserve fund (Audited)	General reserve (Audited)	Net unrealized gains (Audited)	Foreign currency translation differences (Audited)	Retained profits (Audited)	Minority interests (Audited)	Total (Audited)
As at January 1, 2007		6,195	14,835	6,126	517	8,250	(25)	10,477	1,375	47,750
Issue of new shares in the PRC		1,150	37,720	-	-	-	-	-	-	38,870
Shares issue expenses		-	(648)	-	-	-	-	-	-	(648)
Net profit for the six months ended June 30, 2007		-	-	-	-	-	-	9,690	279	9,969
Net gains on available-for-sale investments		-	-	-	-	15,397	-	-	154	15,551
Net gains on available-for-sale investments removed from equity and reported in net profit		-	-	-	-	(8,727)	-	-	(88)	(8,815)
Deferred tax recognized, net	*14*	-	-	-	-	(2,422)	-	-	(24)	(2,446)
Dividends declared	*15*	-	-	-	-	-	-	(1,616)	-	(1,616)
Appropriations to statutory reserve	*32*	-	-	808	-	-	-	(808)	-	-
Transfer of surplus reserve fund	*32*	-	-	(6)	-	-	-	6	-	-
Acquisition of minority interests		-	-	-	-	-	-	-	(113)	(113)
Currency translation adjustments		-	-	-	-	-	(23)	-	-	(23)
Dividends for minority interests		-	-	-	-	-	-	-	(34)	(34)
Shadow accounting adjustment	*26, 36*	-	-	-	-	(863)	-	-	(9)	(872)
As at June 30, 2007		7,345	51,907	6,928	517	11,635	(48)	17,749	1,540	97,573

The accompanying notes form an integral part of these financial statements.

For the six months ended June 30, 2006

		Equity attributable to equity holders of the parent									
			Reserves								
(in RMB million)	*Notes*	Share capital (Unaudited)	Capital reserve (Unaudited)	Surplus reserve fund (Unaudited)	Statutory public welfare fund (Unaudited)	General reserve (Unaudited)	Net unrealized gains (Unaudited)	Foreign currency translation differences (Unaudited)	Retained profits (Unaudited)	Minority interests (Unaudited)	Total (Unaudited)
As at January 1, 2006		6,195	14,835	4,743	783	430	715	(13)	5,308	526	33,522
Net profit for the six months ended June 30, 2006		-	-	-	-	-	-	-	4,099	63	4,162
Net gains on available-for-sale investments		-	-	-	-	-	3,961	-	-	38	3,999
Net gains on available-for-sale investments removed from equity and reported in net profit		-	-	-	-	-	(1,204)	-	-	(12)	(1,216)
Deferred tax recognized, net	*14*	-	-	-	-	-	(300)	-	-	(3)	(303)
Dividends declared	15	-	-	-	-	-	-	-	(1,239)	-	(1,239)
Transfer to surplus reserve fund		-	-	783	(783)	-	-	-	-	-	-
Currency translation adjustments		-	-	-	-	-	-	(3)	-	(1)	(4)
Dividends for minority interests		-	-	-	-	-	-	-	-	(50)	(50)
Shadow accounting adjustment	*26, 36*	-	-	-	-	-	(759)	-	-	(8)	(767)
As at June 30, 2006		6,195	14,835	5,526	-	430	2,413	(16)	8,168	553	38,104

The accompanying notes form an integral part of these financial statements.

Consolidated Cash Flow Statement

For the six months ended June 30, 2007

For the six months ended June 30, (in RMB million)	Notes	(Audited) 2007	(Unaudited) 2006
Net cash from operating activities	44	**19,851**	25,044
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of investment properties, property and equipment, and intangible assets		**(2,043)**	(527)
Proceeds from disposal of investment properties, property and equipment, and intangible assets		**92**	9
Purchases of investments, net		**(17,481)**	(17,297)
Term deposits withdrawal, net		**15,113**	997
Acquisition of a subsidiary	5	**(382)**	–
Acquisition of minority interest in a subsidiary		**(229)**	–
Proceeds from assets purchased under agreements to resell		**(131)**	(260)
Interest received		**6,123**	4,757
Dividends received		**4,470**	968
Rentals received		**151**	58
Net cash inflow/(outflow) from investing activities for policyholders' accounts		**2,673**	(1,667)
Net cash used in investing activities		**8,356**	(12,962)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from share issued		**38,222**	–
Proceeds from sales in assets sold under agreements to repurchase		**9,369**	(6,039)
Proceeds from borrowed funds		**192**	2
Interest paid		**(361)**	(43)
Dividends paid		**(1,719)**	(1,282)
Net cash outflow from financing activities for policyholders' accounts		**(1,059)**	(421)
Net cash from financing activities		**44,644**	(7,783)
Net increase in cash and cash equivalents		**72,851**	4,299
Net foreign exchange differences		**(74)**	(18)
Cash and cash equivalents at beginning of period		**47,327**	25,488
Cash and cash equivalents at end of period	43	**120,104**	29,769

The accompanying notes form an integral part of these financial statements.

As at June 30, 2007

1. CORPORATE INFORMATION

Ping An Insurance (Group) Company of China, Ltd. (the "Company") was incorporated in Shenzhen, the People's Republic of China (the "PRC") on March 21, 1988. Its business scope includes investing in insurance enterprises, supervising and managing various domestic and overseas businesses of subsidiaries, and utilizing insurance funds. The Company's principal subsidiaries are mainly engaged in the provision of life insurance, property and casualty insurance, banking and other financial services.

The registered address of the Company is Ping An Building, Ba Gua No.3 Road, Shenzhen, the PRC.

The principal structure and business of the Company and its subsidiaries (collectively the "Group") changed during the six months ended June 30, 2007 (the "Period") as follows:

(1) By January 1, 2007, China Ping An Trust & Investment Co., Ltd ("Ping An Trust") completed the acquisition of 99% equity interest in Shenzhen CITIC City Plaza Investment Co., Ltd ("Shenzhen CITIC Plaza"). The paid-up capital of Shenzhen CITIC Plaza is RMB20 million.

(2) By June 26, 2007, Shenzhen Commercial Bank Co., Ltd ("SZCB") completed the acquisition of 100% equity interest in Ping An Bank Limited ("Ping An Bank") from Ping An Trust and the minority investor of Ping An Bank. Subsequent to the acquisition, SZCB was renamed as Shenzhen Ping An Bank Co., Ltd. ("Shenzhen Ping An Bank") on June 27, 2007.

2. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs")

The Group has not applied the following key new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

IAS 23	Borrowing Costs
IFRS 8	Operating Segments
IFRIC-Int 11	IFRS 2 – Group and Treasury Share Transaction
IFRIC-Int 12	Service Concession Arrangements
IFRIC-Int 13	Customer Loyalty Programmes
IFRIC-Int 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

IAS 23 (revised) shall be applied to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009. The main change is the removal of the option to immediately recognise as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale.

IFRS 8 shall be applied for annual periods beginning on or after January 1, 2009 and will replace the existing IAS 14 "Segment Reporting". IFRS 8 requires an entity to adopt the "management approach" to report on the financial performance of its operating segments. Generally, the information to be reported would be that used internally for the purpose of evaluating segment performance and deciding resources allocation to operating segments. Such information may be different from what is used for preparing the income statement and balance sheet. IFRS 8 therefore requires explanations of the basis on how the segment information is prepared and reconciled to the income statement and balance sheet.

As at June 30, 2007

2. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") *(Continued)*

IFRIC-Int 12 and IFRIC-Int 14 shall be applied for annual period beginning after 1 January 2008. IFRIC-Int 11 and IFRIC-Int 13 shall be applied for annual periods beginning on or after March 1, 2007 and July 1, 2008, respectively.

The Group is in the process of making an assessment of the impact of the new and revised IFRSs upon initial application. So far, it has concluded that the adoption of the above new or revised IFRSs are unlikely to have a significant impact on the Group's results of operations and financial position.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRSs, which comprise standards and interpretations approved by the International Accounting Standards Board and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect. The financial statements have been prepared under the historical cost convention other than those financial instruments that have been measured at fair values and insurance contract liabilities that have been measured based on actuarial methods. The above basis of preparing financial statements differs from that used in the statutory accounts of the Group and the Company, which are prepared in accordance with prevailing PRC Accounting Standards. The major adjustments made include restating insurance contract liabilities and deferred policy acquisition costs, related deferred tax.

The Group presents its balance sheet broadly with a distinction based on expectations regarding recovery or settlement within twelve months after the balance sheet date (current) and more than twelve months after the balance sheet date (non-current), presented in the notes.

Financial assets and liabilities are offset and the net amount reported in the balance sheet only when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liability simultaneously. Income and expense will not be offset in the income statement unless required or permitted by any accounting standard or interpretation, as specifically disclosed in the accounting policies of the Group.

As in prior years, to the extent a specific topic is not covered specifically by IFRSs, the IFRS framework permits reference to another comprehensive body of accounting principles, and therefore:

- The Group has chosen to use the revenue accounting practices currently adopted by insurance companies reporting under the Companies Ordinance and Insurance Companies Ordinance of Hong Kong; and

- The Group has made reference to specific accounting principles generally accepted in the United States for guidance on the measurement of its insurance liabilities and associated deferred policy acquisition costs, specifically, the measurement guidance provisions contained within Statements of Financial Accounting Standards No. 60 and 97.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(2) Changes in accounting policies

The Group has revised certain significant accounting policies following adoption of the following revised IFRSs which management considers to be most relevant to its current operations:

- IAS 1 Amendment: Capital Disclosure

  IAS 1 Amendment affects the disclosure about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

- IFRS 7 Financial Instruments: Disclosure

  IFRS 7 requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments and also incorporates many of the disclosure requirements of IAS 32.

IFRIC-Int 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
IFRIC-Int 8	Scope of IFRS 2
IFRIC-Int 9	Reassessment of Embedded Derivatives
IFRIC-Int 10	Interim Financial Reporting and Impairment

  Other than additional disclosures, adoption of these revised standards and new interpretations did not have significant impact on the Group's financial statements.

The above revised accounting policies have no significant impact on these financial statements, and the Group considers other new or revised IFRSs and related pronouncements effective in the Period do not have significant impact on these financial statements either.

(3) Foreign currency translation

The Group's presentation currency is Renminbi ("RMB"). This is also the functional currency of the Company and its domestic subsidiaries.

Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. All foreign exchange differences are taken to the income statement, except when it relates to items when gains or losses are recognized directly in equity, the gain or loss is then recognized net of the exchange component in equity.

As at June 30, 2007

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(3) Foreign currency translation *(Continued)*

The functional currency of the overseas subsidiaries is Hong Kong dollars. As at the reporting date, the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of the Company at the exchange rate ruling at the balance sheet date and their income statements are translated at the weighted average exchange rates for the year. The exchange differences, if material, arising on the retranslation are taken directly to a separate component of equity.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into RMB at the weighted average exchange rates for the year.

(4) Principles of consolidation

The Group's consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at June 30, 2007. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

All significant intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions are eliminated.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

The acquisition of subsidiaries during the period has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the portion of profit or loss and net assets not held by the Group and are presented separately in the income statement and within equity in the consolidated balance sheet, separately from parent shareholders' equity. Acquisitions of minority interests are accounted for using the parent entity extension method whereby the difference between the consideration and the book value of the share of the net assets acquired is recognized as goodwill.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(5) Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's investments in subsidiaries are stated at cost less any impairment losses.

(6) Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's investments in associates are stated at cost less any impairment losses.

(7) Financial assets

The Group classifies its investments into financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets.

The classification depends on the purpose for which the investments were acquired or originated. The available-for-sale and held-to-maturity categories are used when the relevant liability (including shareholders' funds) are relatively passively managed and/or carried at amortized cost. Financial assets are classified as at fair value through profit or loss when, for example, the Group acquires such assets to cover certain insurance and investment contract liabilities measured at fair value.

All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date the Group commits to purchase or sell the asset. Regular way purchases or sales of financial assets require delivery of assets within the time frame generally established by regulation or convention in the market place.

As at June 30, 2007

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(7) Financial assets *(Continued)*

Financial assets at fair value through profit or loss has two sub categories namely financial assets held for trading and those designated at fair value through profit or loss at inception. Investments typically bought with the intention to sell in the near future are classified as held for trading. For investments designated as at fair value through profit or loss, the following criteria must be met:

- the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on a different basis; or

- the assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy.

These investments are initially recorded at fair value. Subsequent to initial recognition, these investments are remeasured at fair value. Fair value adjustments and realized gain and loss are recognized in the income statement.

Financial assets at fair value through profit or loss include derivative financial instruments.

Held-to-maturity financial assets are non-derivative financial assets that comprise fixed or determinable payments and maturities of which the Group has the positive intention and ability to hold until maturity. Investments intended to be held for an undefined period are not included in this classification. These investments are initially recognized at cost, being the fair value of the consideration paid for the acquisition of the investment. All transaction costs directly attributable to the acquisition are also included in the cost of the investment. Subsequent to initial recognition, these investments are carried at amortized cost using the effective interest method. The cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. Gains and losses are recognized in the income statement when the investments are derecognized or impaired, as well as through the amortization process.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These investments are initially recognized at cost, being the fair value of the consideration paid for the acquisition of the investment. All transaction costs directly attributable to the acquisition are also included in the cost of the investment. Subsequent to initial recognition, these investments are carried at amortized cost, using the effective interest method. Gains and losses are recognized in the income statement when the investments are derecognized or impaired, as well as through the amortization process.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(7) Financial assets *(Continued)*

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or which are not classified in any of the above categories. These investments are initially recorded at fair value. Subsequent to initial recognition, these investments are remeasured at fair value. Fair value gains and losses are reported as a separate component of equity until the investment is derecognized or the investment is determined to be impaired. On derecognition or impairment, the cumulative fair value gains and losses previously reported in equity is transferred to the income statement.

(8) Derivative financial instruments

The Group's derivative financial instruments mainly include stock warrants issued, interest rate swaps, derivatives embedded in certain insurance contracts, options embedded in convertible bonds purchased by the Group, forward currency contracts. Derivative financial instruments are classified as held for trading unless they are designated as effective hedging instruments. All derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative.

Embedded derivatives are treated as separate derivatives and are recorded at fair value if their economic characteristics and risks are not closely related to those of the related host contract and the host contract is not itself recorded at fair value through the income statement. Embedded derivatives that meet the definition of insurance contracts are treated and measured as insurance contracts.

Derivative financial instruments held for trading are typically entered into with the intention to settle in the near future. These instruments are initially recorded at fair value. Subsequent to initial recognition, these instruments are remeasured at fair value. Fair value adjustments and realized gains and losses are recognized in the income statement.

(9) Fair value of financial instruments

The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market bid prices for assets and offer prices for liabilities, at the close of business on the balance sheet date. If quoted market prices are not available, reference can also be made to broker or dealer price quotations.

For financial instruments where there is no active market, the fair value is determined by using valuation techniques. Such techniques include using recent arm's length transactions, reference to the current market value of another instrument which is substantially the same, discounted cash flow analysis and/or option pricing models. For discounted cash flow techniques, estimated future cash flows are based on management's best estimates and the discount rate used is a market related rate for similar instruments. Certain financial instruments, including derivative financial instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlation, time value of money, credit risk, yield curve volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce materially different estimates of fair values.

As at June 30, 2007

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(9) Fair value of financial instruments *(Continued)*

The fair value of floating rate and overnight deposits with credit institutions is their carrying value. The carrying value is the cost of the deposit and accrued interest. The fair value of fixed interest bearing deposits is estimated using discounted cash flow techniques. Expected cash flows are discounted at current market rates for similar instruments at the balance sheet date.

If the fair value cannot be measured reliably, financial instruments are measured at cost, being the fair value of the consideration paid for the acquisition of the investment or the amount received on issuing the financial liability. All transaction costs directly attributable to the acquisition are also included in the cost of the investment.

(10) Impairment of financial assets

The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

For held-to-maturity financial assets and loans and other receivables carried at amortized cost, the amount of the impairment loss is measured as the difference between the financial asset's carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced by the impairment loss and the loss is recorded in the income statement.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Group about the following events:

(a) significant financial difficulty of the issuer or debtor;

(b) a breach of contract, such as a default or delinquency in payments;

(c) it becoming probable that the issuer or debtor will enter bankruptcy or other financial reorganisation;

(d) the disappearance of an active market for that financial asset because of financial difficulties; or

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(10) Impairment of financial assets *(Continued)*

(e) observable data indicating that there is a measurable decrease in the estimated future cash flow from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the Group, including:

- adverse changes in the payment status of issuers or debtors in the Group; or

- national or local economic conditions that correlate with defaults on the assets in the Group.

If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. The impairment assessment is performed at each balance sheet date.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the income statement, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal repayment and amortization) and its current fair value, less any impairment loss previously recognized in the income statement, is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognized in the income statement. Reversals of impairment losses on debt instruments classified at available-for-sale are reversed through the income statement if the increase in the fair value of the instruments can be objectively related to an event occurring after the impairment losses were recognized in the income statement.

For assets carried at cost, if there is objective evidence that an impairment loss on an unquoted equity investment that is not carried at fair value, because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return of a similar asset. Impairment is recognized in the income statement. Impairment for these assets is not reversed.

As at June 30, 2007

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(11) Derecognition of financial assets

A financial asset (or, when applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either:
  - has transferred substantially all the risks and rewards of the asset, or
  - has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its right to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash settled option or similar provision) on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

(12) Assets purchased under agreements to resell

The Group enters into purchases of assets under agreements to resell substantially identical assets. These agreements are classified as loans and receivables. Assets purchased under agreements to resell are recorded at the cost of the amounts advanced. The amounts advanced under these agreements are reflected as assets in the balance sheet. The Group may not take physical possession of assets purchased under agreements to resell. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying assets.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(13) Investment properties

Investment properties are interest in buildings that are held to earn rental income rather than for the supply of services or for administrative purposes.

Investment properties are initially measured at cost, which is the fair value of the consideration given to acquire them, including transaction costs. Subsequently, all investment properties are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is computed on a straight-line basis, after taking into account the estimated residual value (5% of original cost), over the estimated useful lives. The estimated useful lives of investment properties vary from 30 to 35 years.

The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the individual investment properties.

Fully depreciated assets are retained in the financial statements until they are no longer in use and no further charge for depreciation is made in respect of these assets.

Transfers to, or from, investment properties are made when, and only when, there is evidence of a change in use.

(14) Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, demand deposits, current accounts with central bank and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired.

(15) Assets sold under repurchase agreements

Assets sold under repurchase agreements continue to be recognized but a liability is established for the consideration received. The Group may be required to provide additional collateral based on the fair value of the underlying assets and such collateral assets continue to be carried on the balance sheet.

As at June 30, 2007

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(16) Deferred policy acquisition costs

(a) Deferred policy acquisition costs for long term traditional insurance, investment-linked and universal life insurance contracts

The costs of acquiring new business, including commissions, underwriting, marketing and policy issue expenses, which vary with and are directly related to the production of the new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of the issue of the policy and at the end of each accounting period.

Deferred policy acquisition costs for traditional life insurance and annuity policies are amortized over the expected life of the insurance contracts as a constant percentage of expected premiums, which are estimated at the date of the issue of the policy and are consistently applied throughout the life of the contract unless a premium deficiency occurs, in which case the deferred policy acquisition costs will be written down.

Deferred policy acquisition costs for long term investment-linked and universal life insurance contracts are amortized over the expected life of the contracts based on a constant percentage of the present value of estimated gross profits that are expected to be realized over the life of the contract. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender, less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit period. Deviations of actual results from estimated experience are reflected in the consolidated income statement.

(b) Deferred policy acquisition costs for property and casualty and short term life insurance policies

Acquisition costs, being primarily commissions and premium taxes, which vary with and are directly related to the acquisition of business, are deferred and amortized over the period in which the related written premiums are earned. Deferred policy acquisition costs are periodically reviewed to determine that they do not exceed recoverable amounts, after considering expected future investment income. Contributions received from reinsurers towards acquisition costs are deferred in an identical manner.

(17) Property and equipment

Property and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in the income statement in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(17) Property and equipment *(Continued)*

The cost of an item of property and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalized as an additional cost of that asset or as a replacement.

Depreciation is calculated on the straight-line basis to write off the cost of each item of property and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

	Estimated residual values	Estimated useful lives
Leasehold improvements	–	Over the shorter of economic useful lives and terms of the leases
Buildings	5%	30-35 years
Office equipment, furniture and fixtures	5%	5 years
Motor vehicles	5%	5-8 years

The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the items of property and equipment.

Fully depreciated assets are retained in the financial statements until they are no longer in use and no further charge for depreciation is made in respect of these assets.

(18) Construction-in-progress

Construction-in-progress mainly represents costs incurred in the construction of office premises, as well as the cost of equipment pending installation.

No provision for depreciation is made on construction-in-progress until such time the relevant assets are completed and put into use.

As at June 30, 2007

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(19) Prepaid land premiums

Prepaid land premiums under operating leases are initially stated at cost and subsequently recognized on a straight-line basis over the lease terms. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the land and the buildings as a finance lease in property and equipment.

(20) Business combinations and goodwill

Business combinations are accounted for using acquisition accounting method. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring costs) of the acquired business at fair value.

Goodwill acquired in business combination is initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash generating units, or groups of cash generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is allocated:

- represents the lowest within the Group at which the goodwill is monitored for internal management purpose; and

- is not larger than a segment based on either the Group's primary or secondary reporting format determined in accordance with IAS 14 *Segment Reporting*.

Where goodwill forms part of cash generating unit (or group of cash generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash generating unit retained.

When subsidiaries are sold, the difference between the selling price and the net assets plus cumulative translation differences and unamortized goodwill is recognized in the income statement.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(21) Insurance product classification

(a) Insurance contracts

Insurance contracts are defined as those containing significant insurance risk at the inception of the contracts, or those where at the inception of the contracts there is a scenario with commercial substance where the level of insurance risk may be significant over time. The significance of insurance risk as determined by the Group is dependent on both the probability of an insurance event and the magnitude of its potential effect.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during this period.

(b) Investment contracts

Insurance policies not considered insurance contracts under IFRS 4 are classified as investment contracts. Investment contracts are classified into with and without discretionary participation features ("DPF"). Deposits collected under investment contracts without DPF are not accounted for through the income statement but are accounted for directly through the balance sheet as an adjustment to investment contract liabilities. Deposits collected under investment contracts with DPF are accounted for through the income statement as if they are insurance contracts.

(22) Insurance contract liabilities

(a) Long term life insurance policyholders' reserves

Long term life insurance contracts are intended to be of greater than twelve months duration, are not subject to unilateral changes in the contract terms and require the performance of various functions and services (including, but not limited to, insurance protection) for an extended period.

Policyholders' reserves represent the estimated future benefit liability payable to policyholders for long term life insurance policies, other than policyholders' account balances in respect of investment-linked and universal life insurance contracts. Liabilities for contractual benefits that are expected to be incurred in the future are recorded when the related premiums are recognized. Such liabilities for life insurance policies are calculated using a net level premium valuation method based on actuarial assumptions as to mortality, persistency, expenses, policyholder dividends and investment return, including a margin for adverse deviation. The assumptions are established at the time of the issue of the policy and remain unchanged except where loss recognition occurs.

As at June 30, 2007

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(22) Insurance contract liabilities *(Continued)*

(a) Long term life insurance policyholders' reserves *(Continued)*

For participating life insurance policies, under current PRC insurance regulations, not less than 70% of the distributable surplus would be allocated for the benefit of policyholders (the exact percentage is estimated based on the Group's distribution basis, contract terms and prevailing regulations), and this obligation is provided for within total liabilities; after the respective amounts allocated to participating policyholders and to the Group have been deducted from distributable surplus, any unallocated portion at the end of the reporting period is held within liabilities. Also included in liabilities is reserve held for the future benefit of universal life policies, as allowed by PRC reserving regulations mainly to smooth credit rate for such policyholders. Therefore, the Group's insurance contract liabilities include estimated policyholders' share of realized and unrealized gain on investments payable to participating and universal life policyholders in the future (shadow accounting will apply if part of the unrealized gain is captured within equity).

For policies where the premium payment period is less than the policy term, an extra reserve, often known as deferred profit liability, is also included in policyholders' reserves. The deferred profit liability ensures a profit emergence in a constant relationship to the amount of insurance in force.

(b) Claim reserves

These comprise a best estimate of insurance contract provisions for the ultimate cost of all claims incurred but not settled at the balance sheet date, whether reported or not, together with related claims handling costs and reduction for the expected value of salvage and other recoveries. Significant delays can be experienced in the notification and settlement of claims and therefore, the ultimate cost cannot be known with certainty at the balance sheet date. The methods of determining such estimates and establishing the resulting liabilities are continually reviewed and updated. Resulting adjustments are reflected in the income statement for the period. The Group does not discount its claim reserves.

(c) Unearned premium reserves

Upon inception of property and casualty and short term life insurance contracts, premiums are recorded as written and are earned on a pro-rata basis over the term of the related policy coverage. The unearned premium reserves represent the portions of premiums written relating to unexpired periods of coverage.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(22) Insurance contract liabilities *(Continued)*

(d) Liability adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities net of the related deferred policy acquisition costs. In performing these tests, current best estimates of future contractual cash flows, claims handling and policy administration expenses, as well as investment income from assets backing such liabilities, are used. Any deficiency is immediately charged to the income statement initially by writing off deferred policy acquisition costs and subsequently by establishing a provision for losses arising from the liability adequacy tests. As mentioned above, long term life insurance contracts with fixed terms are measured based on assumptions set out at the inception of the policies. When the liability adequacy test requires the adoption of new best estimate assumptions, such assumptions are used for the subsequent measurement of these liabilities. For short term life and property and casualty insurance contracts, a provision is assessed on the basis of estimates of future claims, costs, premiums earned, etc.

(23) Investment contract liabilities

The insurance policies that do not meet the definition of an insurance contract are investment contracts and carried at amortized cost or estimated fair value.

(24) Investment-linked business

The assets and liabilities related to investment-linked contracts which are regarded as insurance contracts are presented as policyholder account assets and liabilities in respect of insurance contracts. For assets and liabilities related to investment-linked contracts regarded as investment contracts, they are presented as policyholder account assets and liabilities in respect of investment contracts. Policyholder account assets and liabilities represent funds maintained to meet specific investment objectives of policyholders who bear the investment risk. The net investment income on policyholder account assets accrues directly to the policyholders and are not credited to the Group's income statement. The assets and liabilities of each investment-linked fund are carried at estimated market value based on application requirements and are segregated from each other and from the rest of the Group's invested assets for recording purposes.

Revenue from investment-linked business consists of policy fees which are used to cover the insured risks and associated costs. Policy fees include fees for the cost of insurance, administration fees and gains on surrenders. Amounts received other than policy fees collected as premiums and administration fees from these contracts are reported as policyholder account liabilities. Policy benefits and claims incurred in the period are charged to claim expenses in the consolidated income statement, to the extent such amounts are not covered by the said liabilities.

As at June 30, 2007

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

(25) Universal life business

Revenue for these contracts consists of policy fees which are used to cover the insured risks and associated costs, as well as related investment income. Policy fees include fees for the cost of insurance, administration fees and gains on surrenders. These fees collected with respect to future services are deferred and recognized in a manner similar to the deferred policy acquisition costs related to such contracts. Expenses include interest credited to policyholder contract deposits and benefit payments made in excess of policyholder contract deposits.

(26) Revenue recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Group and the amount of the revenue can be measured reliably. Revenue is recognized on the following bases:

(a) Premium income

Premiums from long term, traditional and participating life insurance contracts are recognized as revenue when premiums as stated in the contracts are considered collectible from the policyholders. Premiums from long term property and casualty insurance contracts are recognized as revenue when due from policyholders. Short term property and casualty and life insurance premiums, net of endorsements, are recorded as written at the inception of risk.

(b) Investment-linked business

Policy fees from investment-linked business are the difference between premiums received for investment-linked contracts and the amounts of premiums allocated to policyholder account liabilities.

Administration fees are computed at the predetermined contract rate and are charged at the end of each month.

(c) Universal life business

Those parts of the premiums used to cover the insured risks and associated costs are treated as premium income. These include fees for the cost of insurance, administration fees, surrender charges, etc.

(d) Interest income

Interest income for interest-bearing financial instruments, including financial instruments measured at fair value through profit or loss, is recognized in the income statement using the effective interest rate method. When a financial asset is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(26) Revenue recognition *(Continued)*

(e) Other fees and commission income

The Group earns other fees and commission income from a diverse range of services it provides to its customers. Other fees income can be divided into the following two categories:

Fees income earned from services that are provided over a certain period of time

Fees earned for the provision of services over a period of time are accrued over that period. These fees include investment fund administration fees, custodian fees, fiduciary fees, credit related fees, asset management fees, portfolio and other management fees, advisory fees, etc. However, loan commitment fees for loans that are likely to be drawn down are deferred (together with any incremental costs) and recognized as an adjustment to the effective interest rate on the loan.

Fees income from providing transaction services

Fees arising from negotiating or participating in the negotiation of a transaction for a third party – such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses – are recognized on the completion of the underlying transaction. Fees or components of fees that are linked to a certain performance are recognized after fulfilling the corresponding criteria. These fees include underwriting fees, corporate finance fees, brokerage fees, etc. Loan syndication fees are recognized in the income statement when the syndication has been completed and the Group retains no part of the loans for itself or retains part at the same effective interest rate as for the other participants.

(f) Dividend income

Dividends income is recognized when the right to receive dividend payment is established.

(27) Reinsurance

The Group cedes insurance risk in the normal course of business for its insurance businesses. Reinsurance assets represent balances due from reinsurance companies. Recoverable amounts are estimated in a manner consistent with the outstanding claims provision and are in accordance with the reinsurance contracts.

An impairment review is performed at each reporting date or more frequently when an indication of impairment arises during the reporting year. Impairment occurs when objective evidence exists that the Group may not recover outstanding amounts under the terms of the contract and when the impact on the amounts that the Group will receive from the reinsurer can be measured reliably. The impairment loss is recorded in the income statement.

As at June 30, 2007

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

(27) Reinsurance *(Continued)*

Ceded reinsurance arrangements do not relieve the Group from its obligations to policyholders. The Group also assumes reinsurance risk in the normal course of business for life insurance and non-life insurance contracts when applicable. Premiums and claims on assumed reinsurance are recognized as income and expenses in the same manner as they would be if the reinsurance were considered direct business, taking into account the product classification of the reinsured business. Reinsurance liabilities represent balances due to reinsurance companies. Amounts payable are estimated in a manner consistent with the associated reinsurance contracts.

Premiums and claims are presented on a gross basis for both ceded and assumed reinsurance.

Reinsurance assets or liabilities are derecognized when the contractual rights are extinguished or expire or when the contract is transferred to another party.

(28) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases.

Where the Group is the lessor, assets leased by the Group under operating leases are included in investment properties and rentals receivable under such operating leases are credited to the consolidated income statement on a straight-line basis over the lease terms.

Where the Group is the lessee, rentals payable under operating leases are charged to the consolidated results on a straight-line basis over the lease terms. The aggregate benefit of incentives provided by the lessor is recognized as a reduction of rental expenses over the lease terms on a straight-line basis.

(29) Employee benefits

(a) Pension obligations

The employees of the Group are mainly covered by various defined contribution pension plans. The Group makes and accrues on a monthly basis contributions to the pension plans, which are mainly sponsored by the related government authorities that are responsible for the pension liability to retired employees. Under such plans, the Group has no other significant legal or constructive obligations for retirement benefits beyond the said contributions, which are expensed as incurred. Certain employees are also provided with group life insurance but the amounts involved are insignificant.

(b) Housing benefits

The employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(29) Employee benefits *(Continued)*

(c) Medical benefits

The Group makes contributions for medical benefits to the local authorities in accordance with the relevant local regulations.

(30) Share-based payment transactions

Certain employees of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for share appreciation rights which are settled in cash.

The cost of share appreciation rights is measured initially at fair value at the grant date using the Black-Scholes formula taking into account the terms and conditions upon which the instruments are granted. The liability is remeasured at each balance sheet date up to and including the settlement date with changes in fair value recognized in the income statement.

(31) Tax

Income tax comprises current and deferred tax. Income tax is recognized in the income statement, or in equity if it relates to items that are recognized in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

As at June 30, 2007

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(31) Tax *(Continued)*

Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are reassessed at each balance sheet date and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(32) Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that a non-financial asset may be impaired. If any such indication exists, or when annual impairment testing for a non-financial asset is required, the Group makes an estimate of the asset's recoverable amount. A non-financial asset's recoverable amount is the higher of the asset's or cash generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of a non-financial asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

For non-financial assets other than goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group makes an estimate of recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of the cash generating unit (or group of cash generating units), to which the goodwill relates. The recoverable amount is the higher of its fair value less costs to sell and its value-in-use, determined on an individual asset (or cash generating unit) basis, unless the individual asset (or cash generating unit) does not generate cash flows that are largely independent from those of other assets or groups of assets (or groups of cash generating units). Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in its recoverable amount.

Intangible assets with indefinite useful lives are tested for impairment annually at each year end either individually or at the cash generating unit level, as appropriate.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(33) Fiduciary activities

Where the Group acts in a fiduciary capacity such as nominee, trustee or agent, assets arising thereon together with related undertakings to return such assets to customers are excluded from the balance sheet.

The Group's banking operation grants entrusted loans on behalf of third-party lenders, which are recorded off-balance sheet. The Group, as an agent, grants such entrusted loans to borrowers under the direction of those third-party lenders who fund these loans. The Group has been contracted by those third-party lenders to manage the administration and collection of these loans on their behalf. Those third-party lenders determine both the underwriting criteria for and the terms of all entrusted loans including their purposes, amounts, interest rates, and repayment schedules. The Group charges a commission related to its activities in connection with entrusted loans which is recognized ratably over the period in which the service is provided. The risk of loss is borne by those third-party lenders.

(34) Financial guarantee contracts

The Group's banking operation issues letters of credit and letters of guarantee. These financial guarantee contracts provide for specified payments to be made to reimburse the holder for a loss it incurs when a guaranteed party defaults under the original or modified terms of a debt instrument, loan or other obligation. The Group initially measures such contracts at fair value. This amount is recognized ratably over the period of the contract to fees and commission income. Subsequently, the liabilities are measured as the higher of the initial fair value less cumulative amortization and the fair value of the provision related to the Group's obligation under the contract. The change in fair value of the provision due to impairment is recognized in the income statement as impairment losses.

Apart from the above financial guarantee contracts issued by the Group's banking operations which are accounted for under IAS 39, the Group has previously regarded certain contracts it issued with financial guarantee element as insurance contracts and has used accounting applicable to insurance contracts, and accordingly has elected to apply IFRS 4 to account for such contracts.

(35) Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(35) Related parties *(Continued)*

(e) the party is a close member of the family of any individual referred to in (a) or (d); or

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e).

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES

The Group makes estimates and judgments that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments

In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations and assumptions, which have the most significant effect on the amounts recognized in the financial statements.

(1) Classification of investments

Management shall make significant judgments on classification of investments. Different classifications would affect the accounting treatment and the Group's financial position and operating results. If the Group's investment classification is subsequently proved to be wrong, reclassification may be required for certain investment categories as a whole.

(2) Classification of insurance contracts

Management shall make significant judgments on classification of insurance contracts. Different classifications would affect the accounting treatment and the Group's financial position and operating results.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next period are discussed below.

(1) Valuation of insurance contract liabilities

Life insurance contract liabilities

The liability for life insurance contracts (including investment contracts with DPF) is either based on current assumptions or on assumptions established at inception of the contract, reflecting the best estimate at the time increased with a margin for risk and adverse deviation. All contracts are subject to a liability adequacy test, which reflect management's best current estimate of future cash flows.

As at June 30, 2007

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES *(Continued)*

Estimates and assumptions *(Continued)*

(1) Valuation of insurance contract liabilities *(Continued)*

Certain acquisition costs related to the sale of new policies are recorded in deferred policy acquisition costs and are amortized to the income statement over time. If the assumptions relating to future profitability of these policies are not realized, the amortization of these costs could be accelerated and may require additional write-offs to the income statement.

The main assumptions used relate to mortality, morbidity, investment returns, expenses, lapse and surrender rates. The Group base mortality and morbidity tables on standard industry tables which reflect historical experiences, adjusted when appropriate to reflect the Group's unique risk exposure, product characteristics, target markets and own claims severity and frequency experiences.

Estimates are also made as to future investment income arising from the assets backing life insurance contracts. These estimates are based on current market returns as well as expectations about future economic and financial developments.

Assumptions on future expense are based on current expense levels, adjusted for expected expense inflation adjustments if appropriate.

Lapse and surrender rates depend on product features, policy duration and external circumstance, such as sale trends. Credible own experience is used in establishing these assumptions.

Property and casualty and short term life insurance contract liabilities

For property and casualty and short term life insurance contracts, estimates have to be made both for the expected ultimate cost of claims reported at the balance sheet date and for the expected ultimate cost of claims incurred but not yet reported at the balance sheet date ("IBNR"). It may take a significant period of time before the ultimate claims cost can be established with certainty and for some type of policies, IBNR claims form the majority of the balance sheet liability. The ultimate cost of outstanding claims is estimated by using a range of standard actuarial claims projection techniques, such as Chain Ladder and Bornhuetter-Ferguson methods.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES *(Continued)*

Estimates and assumptions *(Continued)*

(1) Valuation of insurance contract liabilities *(Continued)*

Property and casualty and short term life insurance contract liabilities (Continued)

The main assumption underlying these techniques is that a company's past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Historical claims development is mainly analyzed by accident years, but can also be further analyzed by geographical area, as well as by significant business lines and claim types. Large claims are usually separately addressed, either by being reserved at the face value of loss adjustor estimates or separately projected in order to reflect their future development. In most cases, no explicit assumptions are made regarding future rates of claims inflation or loss ratios. Instead, the assumptions used are those implicit in the historic claims development data on which the projections are based. Additional qualitative judgment is used to assess the extent to which past trends may not apply in future (for example to reflect one-off occurrences, changes in external or maker factors such as public attitudes to claiming, economic conditions, levels of claims inflation, judicial decisions and legislation, as well as internal factors such as portfolio mix, policy conditions and claims handling procedures), so as to arrive at the estimated ultimate cost of claims that present the likely outcome from the range of possible outcomes, taking account of all the uncertainties involved.

(2) Valuation of investment contracts without DPF liabilities

Unitized investment contract fair values are determined by reference to the values of the assets backing the liabilities, which are based on the value of the investment-linked funds.

Non-unitized investment contract fair values are approximated by the account value held by the relevant policy holders.

(3) Fair value of financial assets and derivative financial instruments determined using valuation techniques

Fair value, in the absence of an active market, is estimated by using valuation techniques, such as recent arm's length transactions, reference to the current market value of another instrument which is substantially the same, discounted cash flow analysis and/or option pricing model. For reference to similar instruments, instruments should have similar credit ratings.

For discounted cash flow analysis, estimated future cash flows and discount rates are based on current market information and rates applicable to financial instruments with similar yields, credit quality and maturity characteristics. Estimated future cash flows are influenced by factors such as economic conditions (including country specific risks), concentrations in specific industries, types of instruments or currencies, market liquidity and financial conditions of counterparties. Discount rates are influenced by risk free interest rates and credit risk.

As at June 30, 2007

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES *(Continued)*

Estimates and assumptions *(Continued)*

(3) Fair value of financial assets and derivative financial instruments determined using valuation techniques *(Continued)*

Option pricing models incorporate all factors that market participants would consider and are based on observable market data when available. These models consider, among other factors, contractual and market prices, correlation, time value of money, credit risk, yield curve volatility factors and/or prepayment rates of the underlying positions.

The valuation techniques described above are calibrated annually.

(4) Impairment losses of loans and advances

The Group reviews its loans and advances at each reporting date to assess whether an allowance for impairment should be recorded in the income statement. In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the level of allowance required. Such estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

In addition to specific allowance against individually significant loans and advances, the Group also makes a collective impairment allowance against exposures which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when originally granted. This takes into consideration factors such as any deterioration in country risk, industry, and technological obsolescence, as well as identified structural weaknesses or deterioration in cash flows.

(5) Deferred income tax assets and liabilities

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets are recognized for all unused tax losses to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised. Significant management judgement is required to estimate the amount and timing of future taxable profit as well as the applicable tax rates so as to determine, together with the tax planning strategies, the amount of deferred income tax assets and liabilities to be recognized.

5. BUSINESS COMBINATION

As mentioned in Note 1, on January 1, 2007, the Group completed its acquisition of 99% equity interests in Shenzhen CITIC Plaza.

The fair values of the identifiable assets and liabilities acquired and goodwill arising as at the date of acquisition were:

(in RMB million)	Fair value recognized on acquisition	Carrying value
Cash and amounts due from banks and other financial institutions	29	29
Investment properties	1,955	1,543
Other assets	4	4
Sub-total	1,988	1,576
Long term loans	1,319	1,319
Deferred income tax liabilities	62	–
Other liabilities	234	234
Sub-total	1,615	1,553
Fair value of net assets	373	23
Fair value of net assets acquired attributable to the Group	373	
Goodwill arising on acquisition	66	
Cost of acquisition	439	
Less: payable balance	(28)	
Cash paid	411	

Cash outflow on acquisition of the subsidiary:

Net cash acquired with the subsidiary	29
Cash paid	(411)
Net cash outflow	(382)

As at June 30, 2007

6. SEGMENT REPORTING

The Group's business segment information is currently divided into life insurance business, property and casualty insurance business, banking business, securities business, corporate and other business. Segment net profit represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment assets are determined after deducting related allowances that are reported as direct offsets in the Group's consolidated balance sheet. The Group's revenue and net profit for the year were mainly derived from the above activities in the PRC. Accordingly, no further segment analysis by geographical area is provided.

6. SEGMENT REPORTING *(Continued)*

The segment analysis as at June 30, 2007 and for the Period is as follows:

(in RMB million)	Life insurance (Audited)	Property and casualty insurance (Audited)	Banking (Audited)	Securities (Audited)	Corporate (Audited)	Others (Audited)	Elimination (Audited)	Total (Audited)
Income statement								
Gross written premiums and policy fees	32,134	11,004	-	-	-	-	-	43,138
Less: Premiums ceded to reinsurers	(476)	(2,124)	-	-	-	-	-	(2,600)
Increase in unearned premium reserves, net	(277)	(1,914)	-	-	-	-	-	(2,191)
Net earned premiums	31,381	6,966	-	-	-	-	-	38,347
Reinsurance commission income	111	564	-	-	-	-	-	675
Interest income of banking operations	-	-	1,716	-	-	-	-	1,716
Other fees and commission income	52	-	68	1,046	-	258	(67)	1,357
Investment income	21,607	930	586	396	1,774	384	(9)	25,668
Other income	618	38	455	-	130	289	(272)	1,258
Total income	53,769	8,498	2,825	1,442	1,904	931	(348)	69,021
Change in deferred policy acquisition costs	3,727	409	-	-	-	-	-	4,136
Claims and policyholders' benefits	(43,045)	(4,804)	-	-	-	-	-	(47,849)
Changes in fair value of derivative financial liabilities	13	-	(2)	95	-	-	-	106
Commission expenses of insurance operations	(4,601)	(1,124)	-	-	-	-	52	(5,673)
Interest expenses of banking operations	-	-	(798)	-	-	-	109	(689)
Other fees and commission expenses	-	-	(16)	(71)	-	(126)	-	(213)
Loan loss provisions, net of reversals	-	-	111	-	-	(6)	-	105
Foreign currency losses	(316)	(11)	22	(2)	(25)	(3)	-	(335)
General and administrative expenses	(3,573)	(1,917)	(900)	(605)	(560)	(403)	165	(7,793)
Total expenses	(47,795)	(7,447)	(1,583)	(583)	(585)	(538)	326	(58,205)
Operating profit before tax	5,974	1,051	1,242	859	1,319	393	(22)	10,816
Income taxes	44	(291)	(156)	(183)	(179)	(82)	-	(847)
Net profit	6,018	760	1,086	676	1,140	311	(22)	9,969

As at June 30, 2007

6. SEGMENT REPORTING *(Continued)*

The segment analysis as at June 30, 2007 and for the Period is as follows: *(Continued)*

(in RMB million)	Life insurance (Audited)	Property and casualty insurance (Audited)	Banking (Audited)	Securities (Audited)	Corporate (Audited)	Others (Audited)	Elimination (Audited)	Total (Audited)
Balance sheet								
Segment assets	419,491	34,665	124,788	19,962	73,948	11,781	(66,863)	617,772
Segment liabilities	396,254	29,236	117,620	17,239	3,137	5,072	(48,359)	520,199
Other segment information								
Capital expenditure	2,636	63	66	19	13	296	-	3,093
Depreciation and amortization	1,760	1,737	38	9	7	33	-	3,584
Total other non-cash expenses charged to consolidated results	-	73	(62)	1	-	5	-	17

6. SEGMENT REPORTING *(Continued)*

The segment analysis for the six months ended June 30, 2006 and as at December 31, 2006 is as follows:

(in RMB million)	Life insurance (Unaudited)	Property and casualty insurance (Unaudited)	Banking (Unaudited)	Securities (Unaudited)	Corporate (Unaudited)	Others (Unaudited)	Elimination (Unaudited)	Total (Unaudited)
Income statement								
Gross written premiums and policy fees	29,097	8,389	-	-	-	-	-	37,486
Less: Premiums ceded to reinsurers	(358)	(2,108)	-	-	-	-	-	(2,466)
Increase in unearned premium reserves, net	(365)	(1,791)	-	-	-	-	-	(2,156)
Net earned premiums	28,374	4,490	-	-	-	-	-	32,864
Reinsurance commission income	167	755	-	-	-	-	-	922
Interest income of banking operations	-	-	22	-	-	-	-	22
Other fees and commission income	21	-	-	230	-	-	(33)	218
Investment income	8,764	312	-	116	317	84	-	9,593
Other income	209	28	-	-	62	112	(53)	358
Total income	37,535	5,585	22	346	379	196	(86)	43,977
Change in deferred policy acquisition costs	2,408	203	-	-	-	-	-	2,611
Claims and policyholders' benefits	(30,519)	(3,208)	-	-	-	-	-	(33,727)
Changes in fair value of derivative financial liabilities	34	-	-	52	-	-	-	86
Commission expenses of insurance operations	(3,272)	(675)	-	-	-	-	14	(3,933)
Interest expenses of banking operations	-	-	(11)	-	-	-	10	(1)
Other fees and commission expenses	(18)	-	-	(12)	-	(18)	18	(30)
Foreign currency losses	(114)	(8)	-	(1)	(5)	(2)	-	(130)
General and administrative expenses	(2,288)	(1,333)	(9)	(190)	(268)	(91)	44	(4,135)
Total expenses	(33,769)	(5,021)	(20)	(151)	(273)	(111)	86	(39,259)
Operating profit before tax	3,766	564	2	195	106	85	-	4,718
Income taxes	(236)	(247)	(1)	(21)	(38)	(13)	-	(556)
Net profit	3,530	317	1	174	68	72	-	4,162

As at June 30, 2007

6. SEGMENT REPORTING *(Continued)*

The segment analysis for the six months ended June 30, 2006 and as at December 31, 2006 is as follows: *(Continued)*

(in RMB million)	Life insurance (Audited)	Property and casualty insurance (Audited)	Banking (Audited)	Securities (Audited)	Corporate (Audited)	Others (Audited)	Elimination (Audited)	Total (Audited)
Balance sheet								
Segment assets	359,825	24,337	85,591	8,914	31,272	6,837	(22,341)	494,435
Segment liabilities	340,917	19,747	79,410	6,866	1,721	2,967	(4,943)	446,685
Other segment information	**(Unaudited)**	**(Unaudited)**	**(Unaudited)**	**(Unaudited)**	**(Unaudited)**	**(Unaudited)**	**(Unaudited)**	**(Unaudited)**
Capital expenditure	290	102	48	12	20	49	-	521
Depreciation and amortization	1,770	914	-	10	4	5	-	2,703
Total other non-cash expenses charged to consolidated results	14	27	-	-	-	4	-	45

6. SEGMENT REPORTING *(Continued)*

Analysis of written premiums and policy fees is as follows:

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Gross		
Life		
Individual life		
Single premiums and policy fees	**923**	1,537
First year regular premiums and policy fees	**6,471**	3,983
Renewal premiums and policy fees	**20,286**	19,166
	27,680	24,686
Bancassurance		
Single premiums and policy fees	**176**	342
First year regular premiums and policy fees	**45**	12
Renewal premiums and policy fees	**126**	125
	347	479
Group insurance	**4,107**	3,932
Life business gross written premiums and policy fees	**32,134**	29,097
Property and casualty		
Automobile insurance	**7,366**	5,482
Non-automobile insurance	**3,084**	2,490
Accident and health insurance	**554**	417
Property and casualty business gross written premiums	**11,004**	8,389
Gross written premiums and policy fees	**43,138**	37,486

As at June 30, 2007

6. SEGMENT REPORTING *(Continued)*

Analysis of written premiums and policy fees is as follows: *(Continued)*

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Net of reinsurance premiums ceded		
Life		
Individual life	**27,661**	24,667
Bancassurance	**347**	479
Group insurance	**3,650**	3,593
	31,658	28,739
Property and casualty		
Automobile insurance	**6,738**	4,614
Non-automobile insurance	**1,601**	1,344
Accident and health insurance	**541**	323
	8,880	6,281
Net written premiums and policy fees	**40,538**	35,020

7. GROSS WRITTEN PREMIUMS AND POLICY FEES

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Gross written premiums, policy fees and premium deposits, as reported in accordance with PRC Accounting Standards	**53,885**	46,000
Less: Business tax and surcharges	**(702)**	(620)
Gross written premiums, policy fees and premium deposits (net of business tax and surcharges)	**53,183**	45,380
Less: Premium deposits allocated to policyholder contract deposits	**(8,372)**	(6,037)
Premium deposits allocated to policyholder accounts	**(1,673)**	(1,857)
Gross written premiums and policy fees	**43,138**	37,486

7. GROSS WRITTEN PREMIUMS AND POLICY FEES *(Continued)*

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Long term life business gross written premiums and policy fees	**29,605**	26,338
Short term life business gross written premiums	**2,529**	2,759
Property and casualty business gross written premiums	**11,004**	8,389
Gross written premiums and policy fees	**43,138**	37,486

8. INTEREST INCOME AND INTEREST EXPENSES OF BANKING OPERATIONS

(1) Interest income of banking operations

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Loans and advances to customers	**1,348**	7
Balances with central bank	**73**	–
Cash and amounts due from banks and other financial institutions	**295**	15
Total	**1,716**	22

(2) Interest expenses of banking operations

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Customer deposits	**532**	1
Due to banks and other financial institutions	**157**	–
Total	**689**	1

As at June 30, 2007

9. NET OTHER FEES AND COMMISSION INCOME

(1) Other fees and commission income

For the six months ended June 30, (in RMB million)	**(Audited) 2007**	(Unaudited) 2006
Credit related fees and commissions	**11**	–
Brokerage fees	**790**	150
Underwriting commission income	**224**	43
Trust service fees	**246**	22
Others	**86**	3
Total	**1,357**	218

(2) Other fees and commission expenses

For the six months ended June 30, (in RMB million)	**(Audited) 2007**	(Unaudited) 2006
Brokerage fees paid	**71**	12
Other fees paid	**142**	18
Total	**213**	30

(3) Net other fees and commission income

For the six months ended June 30, (in RMB million)	**(Audited) 2007**	(Unaudited) 2006
Other fees and commission income	**1,357**	218
Less: other fees and commission expenses	**(213)**	(30)
Net other fees and commission income	**1,144**	188

10. INVESTMENT INCOME

(1) Net investment income

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Interest income on fixed maturity investments		
Bonds		
– Held-to-maturity	**2,669**	2,457
– Available-for-sale	**1,272**	681
– Carried at fair value through profit or loss	**501**	13
Term deposits		
– Loans and receivables	**1,170**	1,570
Others		
– Loans and receivables	**126**	5
Dividend income on equity investments		
Equity investment funds		
– Available-for-sale	**2,975**	449
– Carried at fair value through profit or loss	**1,364**	314
Equity securities		
– Available-for-sale	**96**	114
– Carried at fair value through profit or loss	**35**	91
Operating lease income from investment properties	**151**	58
Interest expenses on assets sold under agreements to repurchase	**(429)**	(30)
Total	**9,930**	5,722
Yield of net investment income (% per annum)	**4.9**	4.2

Lease income from investment properties and net foreign currency losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yield.

As at June 30, 2007

10. INVESTMENT INCOME *(Continued)*

(2) Realized gains

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Fixed maturity investments		
– Available-for-sale	**98**	99
– Carried at fair value through profit or loss	**117**	64
Equity investments		
– Available-for-sale	**8,717**	1,117
– Carried at fair value through profit or loss	**6,303**	671
Derivative financial instruments		
– Carried at fair value through profit or loss	**3**	139
Total	**15,238**	2,090

(3) Unrealized gains/(losses)

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Fixed maturity investments		
– Carried at fair value through profit or loss	**(188)**	31
Equity investments		
– Carried at fair value through profit or loss	**684**	1,680
Derivative financial instruments		
– Carried at fair value through profit or loss	**4**	70
Total	**500**	1,781

10. INVESTMENT INCOME *(Continued)*

(4) Total investment income

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Net investment income	**9,930**	5,722
Realized gains	**15,238**	2,090
Unrealized gains	**500**	1,781
Total	**25,668**	9,593
Yield of total investment income (% per annum)	**9.9**	5.8

Lease income from investment properties and net foreign currency losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yield.

11. OTHER INCOME

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Investment-linked business administration fees	**161**	99
Interest income on cash equivalents from insurance operations	**488**	100
Others	**609**	159
Total	**1,258**	358

As at June 30, 2007

12. CLAIMS AND POLICYHOLDERS' BENEFITS

(1)

For the six months ended June 30 (in RMB million)	(Audited) 2007 Gross	Recovered from reinsurers	Net
Claims and claim adjustment expenses	7,918	(1,510)	6,408
Surrenders	4,181	–	4,181
Annuities	1,427	–	1,427
Maturities and survival benefits	3,582	–	3,582
Policyholder dividends and provisions	897	–	897
Interest credited to policyholder contract deposits	451	–	451
Subtotal	18,456	(1,510)	16,946
Increase in policyholders' reserves	30,917	(14)	30,903
Total	49,373	(1,524)	47,849

For the six months ended June 30 (in RMB million)	(Unaudited) 2006 Gross	Recovered from reinsurers	Net
Claims and claim adjustment expenses	5,713	(1,101)	4,612
Surrenders	2,804	–	2,804
Annuities	1,293	–	1,293
Maturities and survival benefits	1,094	–	1,094
Policyholder dividends and provisions	1,714	–	1,714
Interest credited to policyholder contract deposits	214	–	214
Subtotal	12,832	(1,101)	11,731
Increase in policyholders' reserves	21,996	–	21,996
Total	34,828	(1,101)	33,727

12. CLAIMS AND POLICYHOLDERS' BENEFITS *(Continued)*

(2)

For the six months ended June 30 (in RMB million)	**(Audited) 2007**		
	Gross	**Recovered from reinsurers**	**Net**
Long term life insurance contracts benefits	**42,201**	**(19)**	**42,182**
Short term life insurance claims	**1,111**	**(248)**	**863**
Property and casualty insurance claims	**6,061**	**(1,257)**	**4,804**
Total	**49,373**	**(1,524)**	**47,849**

For the six months ended June 30 (in RMB million)	(Unaudited) 2006		
	Gross	Recovered from reinsurers	Net
Long term life insurance contracts benefits	29,777	(2)	29,775
Short term life insurance claims	995	(251)	744
Property and casualty insurance claims	4,056	(848)	3,208
Total	34,828	(1,101)	33,727

As at June 30, 2007

13. OPERATING PROFIT BEFORE TAX

(1) Operating profit before tax is arrived at after charging/(crediting) the following items:

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Employee costs *(Note 13(2))*	**3,731**	2,053
Provision for insurance guarantee fund	**176**	141
Depreciation of investment properties	**76**	32
Depreciation of property and equipment	**324**	196
Amortization of intangible assets	**81**	9
Gains on disposal of non-performing assets	**(284)**	–
Loss on disposal of property and equipment and investment properties	**1**	6
Charge of impairment losses on investment properties, property and equipment, and intangible assets	**9**	34
Provision for doubtful debts, net	**76**	11
Operating lease payments in respect of land and buildings	**283**	254

(2) Employee costs

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Wages, salaries and bonuses	**3,106**	1,595
Retirement benefits, social security contributions and welfare benefits	**625**	458
Total	**3,731**	2,053

14. INCOME TAXES

According to the "Provisional Regulations of the PRC on Enterprise Income Tax", which remains effective in 2007, the taxable income of the Group represents its income for financial reporting purposes, net of deductible and non-taxable items for income tax purposes. The enterprise income tax rates applicable to the Group, the subsidiaries and their branches during the Period are as follows:

Tax	Subsidiaries and branches	Tax rate
Enterprise income tax in the PRC	– Located in Special Economic Zones and Ping An Bank	15%
	– Located outside the Special Economic Zones	33%
Hong Kong profits tax	– Subsidiaries in Hong Kong Special Administrative Region	17.5%

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Consolidated income statement		
Current income tax	**666**	319
Deferred income tax relating to the origination and reversal of temporary differences:		
Policyholders' reserves	**(3,910)**	(337)
Claim reserves	**(24)**	(51)
Unearned premium reserves	**(13)**	(15)
Deferred policy acquisition costs	**3,914**	392
Fair value adjustment on financial assets and liabilities carried at fair value through profit or loss	**457**	271
Others	**(243)**	(23)
Total deferred income tax	**181**	237
Income taxes reported in consolidated income statement	**847**	556
Consolidated statement of changes in equity		
Deferred income tax related to net unrealized gains charged directly to equity	**2,446**	303

As at June 30, 2007

14. INCOME TAXES *(Continued)*

A reconciliation between tax expense and the product of accounting profit multiplied by the main applicable tax rate of 15% is as follows:

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Accounting profit before income taxes	**10,816**	4,718
Tax computed at the main applicable tax rate of 15%	**1,622**	708
Tax effect of income not taxable in determining taxable income	**(1,558)**	(562)
Tax effect of expenses not deductible in determining taxable income	**573**	240
Tax effect of higher tax rate on branches and entities (in the PRC) that are located outside the Special Economic Zones	**205**	170
Tax effect of changes in tax rate	**5**	–
Income taxes reported in consolidated income statement	**847**	556

On March 16, 2007, the National People's Congress approved the PRC Corporate Income Tax Law (the "New CIT Law"), which is effective from January 1, 2008. Under the New CIT Law, corporate income tax rate for domestic companies will decrease from 33% to 25% since January 1, 2008. In addition, for those enterprises benefiting from lower preferential tax rates (e.g. 15%), such preferential rates will be gradually phased out by increasing them over the next five years. This change in the income tax rate will directly increase the Group's effective tax rate prospectively from 2008. According to IAS 12, deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. As a result, based on current best estimate of impact which could be reasonably estimated, management estimated that the change in the corporate income tax rate has had the following impact on the results and financial position of the Group:

	RMB million
Increase in income tax expense for current period (net impact of deferred tax on applicable temporary differences)	**5**
Decrease in revaluation reserve for available-for-sale financial assets as at June 30, 2007	**1,567**
Increase in deferred tax assets as at June 30, 2007	**104**
Increase in deferred tax liabilities as at June 30, 2007	**1,676**

The net impact for the current period operating results is relatively small because there are temporary differences with offsetting deferred tax and liabilities.

14. INCOME TAXES *(Continued)*

At the date of these financial statements, detailed implementation and administrative requirements for the New CIT Law have not been announced. These detailed requirements include regulations concerning the computation of taxable income, specific preferential tax treatments and their related transitional provisions. The Group will further evaluate the impact on its operating results and financial positions of future periods as more detailed requirements are issued.

15. DIVIDENDS

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Final dividend approved and paid for the previous year: RMB0.22 per ordinary share (Six months ended June 30, 2006: Nil)	**1,616**	–
Special interim dividend approved and paid: Nil (Six months ended June 30, 2006: RMB0.20 per ordinary share)	–	1,239

On August 16, 2007, the board of directors proposed an interim dividend distribution of RMB0.20 per share totaling RMB1,469 million to be paid (2006: RMB0.12 per share totaling RMB743 million).

16. EARNINGS PER SHARE

The basic earnings per share for the Period is computed by dividing the net profit attributable to equity holders of the Company for the Period by the weighted average number of 6,961,720,001 shares in issue (June 30, 2006: weighted average number of 6,195,053,334 shares in issue).

The Company had no dilutive potential shares, hence no diluted earnings per share amount is presented.

17. BALANCES WITH CENTRAL BANK AND STATUTORY DEPOSITS

(in RMB million)	(Audited) June 30, 2007	(Audited) December 31, 2006
Mandatory deposits with central bank for banking operations	**7,558**	5,787
Other deposits with central bank	**2,142**	1,927
Statutory deposits for insurance operations	**1,520**	1,520
Total	**11,220**	9,234

As at June 30, 2007

17. BALANCES WITH CENTRAL BANK AND STATUTORY DEPOSITS *(Continued)*

Details of statutory deposits for insurance operations are as follows:

(in RMB million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Ping An Life	**760**	760
Ping An Property & Casualty	**600**	600
Ping An Health	**100**	100
Ping An Annuity	**60**	60
Total	**1,520**	1,520
Maturing:		
Within 1 year	**440**	1,520
1-5 years	**1,080**	–
Total	**1,520**	1,520

The above deposits are made with PRC banks in accordance with the PRC Insurance Law based on not less than 20% of the respective registered capital of the said subsidiaries of the Company.

The paid-up capital of Ping An Annuity was increased from RMB300 million to RMB500 million during the Period. The change of business registration was still in progress. Ping An Annuity's statutory deposit will be increased to RMB100 million in due course.

18. CASH AND AMOUNTS DUE FROM BANKS AND OTHER FINANCIAL INSTITUTIONS

(in RMB million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Cash on hand	**405**	347
Term deposits	**59,073**	77,463
Due from banks and other financial institutions	**58,824**	16,375
Loans and advances	**1,101**	1,727
Total	**119,403**	95,912

18. CASH AND AMOUNTS DUE FROM BANKS AND OTHER FINANCIAL INSTITUTIONS *(Continued)*

Amounts due from banks and other financial institutions

(in RMB million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Top five banks		
China Construction Bank Corporation	**37,164**	21,741
Bank of China Limited	**14,908**	7,542
Agricultural Bank of China	**11,282**	5,787
China Minsheng Banking Corp., Ltd.	**8,546**	11,062
Industrial and Commercial Bank of China Limited	**7,715**	5,327
Other banks and financial institutions		
Guangdong Development Bank	**5,504**	5,046
Industrial Bank Co., Ltd.	**5,032**	11,429
The Hongkong and Shanghai Banking Corporation Limited ("HSBC")	**235**	710
Others	**28,612**	26,921
Total	**118,998**	95,565

Due from banks and other financial institutions amounting to RMB983 million as at June 30, 2007 (Audited December 31, 2006: RMB259 million) were pledged by the Group as collateral for warrants issued by a subsidiary of the Group.

Of the above, none of the cash and amounts due from banks and other financial institutions has been designated at fair value.

19. FIXED MATURITY INVESTMENTS

(in RMB million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Bonds	**248,640**	204,710
Policy loans	**1,799**	1,381
Assets purchased under agreements to resell	**11,148**	6,950
Total	**261,587**	213,041

As at June 30, 2007

19. FIXED MATURITY INVESTMENTS *(Continued)*

Bonds

(in RMB million)	(Audited) June 30, 2007	(Audited) December 31, 2006
Held-to-maturity, at amortized cost	**130,193**	129,250
Available-for-sale, at fair value	**84,307**	63,768
Carried at fair value through profit or loss		
Held-for-trading	**34,140**	11,692
Total	**248,640**	204,710
Government bonds	**92,286**	93,787
Finance bonds	**107,314**	67,744
Corporate bonds	**49,040**	43,179
Total	**248,640**	204,710
Listed	**48,396**	50,063
Unlisted	**200,244**	154,647
Total	**248,640**	204,710

20. EQUITY INVESTMENTS

(in RMB million)	(Audited) June 30, 2007	(Audited) December 31, 2006
Equity investment funds	**17,417**	14,934
Equity securities	**49,125**	31,795
Total	**66,542**	46,729

20. EQUITY INVESTMENTS *(Continued)*

(1) Equity investment funds

(in RMB million)	(Audited) June 30, 2007	(Audited) December 31, 2006
Available-for-sale, at fair value	**8,725**	8,286
Carried at fair value through profit or loss		
Held-for-trading	**8,609**	6,020
Designated at fair value	**83**	628
Total	**17,417**	14,934
Listed	**1,304**	2,849
Unlisted	**16,113**	12,085
Total	**17,417**	14,934

(2) Equity securities

(in RMB million)	(Audited) June 30, 2007	(Audited) December 31, 2006
Available-for-sale, at fair value	**39,446**	23,340
Carried at fair value through profit or loss		
Held-for-trading	**9,679**	8,455
Total	**49,125**	31,795
Listed	**48,955**	31,395
Unlisted	**170**	400
Total	**49,125**	31,795

Held-for-trading equity securities amounting to RMB39 million as at June 30, 2007 (Audited December 31, 2006: RMB94 million) were pledged by the Group as collateral for warrants issued by a subsidiary of the Group.

As at June 30, 2007

21. DERIVATIVE FINANCIAL INSTRUMENTS

	(Audited) June 30, 2007		(Audited) December 31, 2006	
(in RMB million)	**Fair value assets**	**Fair value liabilities**	Fair value assets	Fair value liabilities
Options embedded in convertible bonds	**4**	**–**	10	–
Derivatives embedded in insurance policies	**–**	**16**	–	29
Stock warrants	**1**	**278**	–	88
Interest rate swaps	**–**	**35**	11	61
Credit default swaps	**6**	**21**	–	–
Others	**5**	**6**	–	–
Total	**16**	**356**	21	178

(in RMB million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Nominal amount of stock warrants	**864**	324
Nominal amount of interest rate swaps	**1,033**	2,506
Nominal amount of credit default swaps	**914**	–
Nominal amount of forward currency contracts	**–**	5
Nominal amount of other derivatives	**448**	–
Total	**3,259**	2,835

None of the above derivatives have been designated as a hedging instrument.

22. LOANS AND ADVANCES TO CUSTOMERS

(in RMB million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Corporate customers	**38,914**	32,020
Public authorities	**3,298**	3,269
Private customers	**16,720**	16,294
Subtotal	**58,932**	51,583
Less: Loan loss provisions	**(505)**	(2,431)
Total	**58,427**	49,152

Loans and advances to customers amounting to RMB911 million (Audited December 31, 2006: RMB2,231 million) are used as collateral for collateralized borrowings of the Group.

Movement in loan loss provisions is as follows:

(in RMB million)	**(Audited) 2007**	(Audited) 2006
As at January 1,	**2,431**	94
Additions	**5**	3
Less: Reversal	**(111)**	–
Transfer out	**(1,800)**	–
Write-off	**–**	(193)
Unwind of interest for impaired loans	**(20)**	(2)
Add: Acquisition of SZCB	**–**	2,529
As at June 30/December 31,	**505**	2,431

Of the above, none of the loans and advances to customers has been designated at fair value.

The majority of the Group's loans and advances are for use within Mainland China, and major off-balance sheet items such as bank acceptances are also related to the domestic customers in Mainland China. However, different industries in Mainland China have their unique characteristics in terms of economic development. Therefore, each industry in Mainland China could present a different credit risk.

As at June 30, 2007

22. LOANS AND ADVANCES TO CUSTOMERS *(Continued)*

The composition by industry of the Group's loans and advances to customers gross of loan loss provisions is as follows:

(in RMB million)	(Audited) June 30, 2007	%	(Audited) December 31, 2006	%
Agriculture, forestry and fishing	**55**	**0.1**	187	0.4
Mining	**18**	**–**	683	1.3
Manufacturing	**9,823**	**16.7**	9,199	17.8
Energy and utilities	**5,664**	**9.6**	1,395	2.7
Transportation and logistics	**4,793**	**8.1**	1,386	2.7
Commercial	**6,553**	**11.1**	7,375	14.3
Real estate	**11,081**	**18.8**	7,812	15.2
Construction	**2,153**	**3.7**	3,768	7.3
Personal loans	**15,861**	**26.9**	14,300	27.7
Others	**2,931**	**5.0**	5,478	10.6
Total	**58,932**	**100.0**	51,583	100.0

23. INVESTMENTS IN SUBSIDIARIES AND AN ASSOCIATE

Particulars of the Company's principal subsidiaries and an associate as at June 30, 2007 are set out below:

Subsidiaries	Date/place of incorporation	Attributable equity interest Direct	Attributable equity interest Indirect	Registered and paid-up capital (RMB unless otherwise stated)	Principal activities
Ping An Life Insurance Company of China, Ltd.	December 17, 2002 The PRC	99.00%	–	3,800,000,000	Life insurance
Ping An Property & Casualty Insurance Company of China, Ltd.	December 24, 2002 The PRC	99.06%	–	3,000,000,000	Property and casualty insurance
China Ping An Trust & Investment Co., Ltd.	November 19, 1984 The PRC	99.88%	–	4,200,000,000	Trust and investment
Ping An Securities Company, Ltd.	July 18, 1996 The PRC	–	86.11%	1,800,000,000	Security investment and brokerage

23. INVESTMENTS IN SUBSIDIARIES AND AN ASSOCIATE *(Continued)*

Subsidiaries	Date/place of incorporation	Attributable equity interest Direct	Attributable equity interest Indirect	Registered and paid-up capital (RMB unless otherwise stated)	Principal activities
Shenzhen Ping An Bank Co., Ltd.	August 3, 1995 The PRC	89.36%	–	5,502,000,000	Banking
Ping An Annuity Insurance Company of China, Ltd. ("Ping An Annuity")	December 13, 2004 The PRC	97.00%	2.98%	500,000,000	Annuity insurance
Ping An Asset Management Co., Ltd.	May 27, 2005 The PRC	90.00%	9.90%	200,000,000	Asset management
Ping An of China Asset Management (Hong Kong) Company Limited	May 16, 2006 Hong Kong	–	100.00%	HK$38,500,000	Asset management
Ping An Health Insurance Company of China, Ltd.	June 13, 2005 The PRC	95.00%	4.96%	500,000,000	Health insurance
China Ping An Insurance Overseas (Holdings) Limited	October 24, 1996 Hong Kong	100.00%	–	HK$555,000,000	Investment holding
China Ping An Insurance (Hong Kong) Company Limited	August 17, 1976 Hong Kong	–	75.00%	HK$110,000,000	Property and casualty insurance
Shenzhen Ping An Futures Brokerage Co., Ltd.	April 10, 1996 The PRC	–	93.13%	50,000,000	Futures brokerage
Shenzhen Ping An Industries Co., Ltd.	November 24, 1992 The PRC	–	99.88%	20,000,000	Investment
Shenzhen Ping An Property and Facility Management Co., Ltd.	January 6, 1995 The PRC	–	99.88%	20,000,000	Property management

As at June 30, 2007

23. INVESTMENTS IN SUBSIDIARIES AND AN ASSOCIATE *(Continued)*

Subsidiaries	Date/place of incorporation	Attributable equity interest Direct	Attributable equity interest Indirect	Registered and paid-up capital (RMB unless otherwise stated)	Principal activities
Fuzhou Ping An Real Estate Development Co., Ltd.	March 28, 1994 The PRC	–	74.25%	US$5,000,000	Development of property in Fuzhou (completed)
Shenzhen Ping An Real Estate Investment Co., Ltd.	March 8, 2005 The PRC	–	99.88%	300,000,000	Real estate investment
Yuxi Ping An Real Estate Co., Ltd.	July 31, 2006 The PRC	–	79.90%	38,500,000	Property leasing
Shenzhen Xin An Investment Consultant Co., Ltd.	September 5, 2005 The PRC	–	99.88%	3,000,000	Consulting
Pan-China Real Estate (Jingzhou) Co., Ltd.	March 1, 2005 The PRC	–	50.94%	US$9,700,000	Real estate investment
Shenzhen CITIC City Plaza Investment Co., Ltd.	September 26, 2001 The PRC	–	98.88%	20,000,000	Real estate investment
Anseng Investment Company Limited	April 6, 2006 BVI	–	100.00%	US$2	Investment holding
Timely Reach Investments Limited	August 11, 2006 BVI	–	100.00%	US$1	Investment holding
Total Faith Investments Limited	September 8, 2006 BVI	–	100.00%	US$1	Investment holding
Jade Reach Investments Limited	November 13, 2006 BVI	–	100.00%	US$1	Investment holding
Veolia Water (Kunming) Investment Limited	May 11, 2005 Hong Kong	–	24.00%	US$95,000,000	Water services investment

24. PREMIUM RECEIVABLES

(in RMB million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Premium receivables	**5,320**	3,094
Less: Provision for doubtful receivables	**(197)**	(155)
Premium receivables, net	**5,123**	2,939

Provision is made on a periodic basis for those amounts that are considered uncollectible. The credit terms is generally for a period of one month, extending up to five months for major customers. Overdue balances are reviewed regularly by senior management.

An aging analysis of premium receivables is as follows:

(in RMB million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Within 3 months	**4,949**	2,838
Over 3 and within 6 months	**144**	79
Over 6 months	**30**	22
Total	**5,123**	2,939

The Group has relevant credit control procedures for premium receivables aged over the credit terms provided to the policyholders.

25. REINSURANCE ASSETS

(in RMB million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Ceded unearned premium reserves	**3,048**	2,406
Anticipated claims recoverable from reinsurers in respect of outstanding claims	**2,058**	1,724
Ceded policyholders' reserves	**14**	–
Total	**5,120**	4,130

As at June 30, 2007

26. DEFERRED POLICY ACQUISITION COSTS

(in RMB million) **(Audited)**	**Life**	**Property and Casualty**	**Total**
As at January 1, 2007	**30,061**	**1,805**	**31,866**
Deferred	**5,176**	**2,082**	**7,258**
Amortized	**(1,449)**	**(1,673)**	**(3,122)**
Effect of net unrealized gains on investments through equity (shadow accounting adjustment)	**67**	**–**	**67**
As at June 30, 2007	**33,855**	**2,214**	**36,069**

(in RMB million) (Unaudited)	Life	Property and Casualty	Total
As at January 1, 2006	25,295	1,133	26,428
Deferred	3,986	1,071	5,057
Amortized	(1,578)	(868)	(2,446)
Effect of net unrealized gains on investments through equity (shadow accounting adjustment)	45	–	45
As at June 30, 2006	27,748	1,336	29,084

27. INVESTMENT PROPERTIES

(in RMB million)	(Audited) 2007	(Audited) 2006
Cost		
As at January 1	**1,918**	1,762
Acquisition of a subsidiary	**2,046**	124
Additions	**301**	398
Transfer from/(to) property and equipment, net	**(24)**	41
Disposal	**(66)**	(407)
As at June 30/December 31	**4,175**	1,918
Accumulated depreciation and impairment losses		
As at January 1	**390**	519
Acquisition of a subsidiary	**91**	17
Charge for the period	**76**	86
Transfer from/(to) property and equipment, net	**(3)**	(1)
Disposal	**(7)**	(79)
Write-back of impairment losses	**(28)**	(152)
As at June 30/December 31	**519**	390
Net book value		
As at June 30/December 31	**3,656**	1,528
Fair value	**4,031**	2,095

The fair value of the investment properties as at June 30, 2007 was estimated by the directors of the Company having regard to valuations performed by independent valuers.

The rental income arising from investment properties during the Period amounted to RMB151 million (Unaudited six months ended June 30, 2006: RMB58 million), which is included in net investment income.

The Group is still in the process of applying for title certificates for investment properties with a net book value of RMB25 million as at June 30, 2007 (Audited December 31, 2006: RMB93 million).

As at June 30, 2007

28. PROPERTY AND EQUIPMENT

(Audited) (in RMB million)	Leasehold improvements	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Construction in progress	Total
Cost						
As at January 1, 2006	472	2,511	1,579	400	646	5,608
Acquisition of SZCB	72	363	106	1	10	552
Additions	46	115	368	86	764	1,379
Transfer of construction in progress	103	673	–	–	(776)	–
Transfer to investment properties, net	–	(41)	–	–	–	(41)
Disposals	(125)	(27)	(103)	(74)	–	(329)
As at December 31, 2006	568	3,594	1,950	413	644	7,169
Additions	54	40	139	29	2,397	2,659
Transfer of construction in progress	6	–	–	–	(6)	–
Transfer from investment properties, net	–	24	–	–	–	24
Disposals	(157)	(100)	(55)	(6)	(3)	(321)
As at June 30, 2007	471	3,558	2,034	436	3,032	9,531
Accumulated depreciation and impairment losses						
As at January 1, 2006	285	577	932	250	26	2,070
Acquisition of SZCB	47	30	33	–	–	110
Depreciation charge	96	152	196	51	–	495
Transfer from investment properties, net	–	1	–	–	–	1
Disposals	(125)	(17)	(64)	(55)	(15)	(276)
Impairment losses	–	3	–	–	–	3
As at December 31, 2006	303	746	1,097	246	11	2,403
Depreciation charge	55	94	150	25	–	324
Transfer from investment properties, net	–	3	–	–	–	3
Disposals	(143)	(80)	(39)	(6)	–	(268)
Impairment losses	–	22	–	–	–	22
As at June 30, 2007	215	785	1,208	265	11	2,484
Net book value						
As at June 30, 2007	256	2,773	826	171	3,021	7,047
As at December 31, 2006	265	2,848	853	167	633	4,766

28. PROPERTY AND EQUIPMENT *(Continued)*

The Group is still in the process of applying for the title certificates for its buildings with a net book value of RMB210 million as at June 30, 2007 (Audited December 31, 2006: RMB187 million).

29. INTANGIBLE ASSETS

(Audited) (in RMB million)	Goodwill	Prepaid land premiums	Other intangible assets	Total
Cost				
As at January 1, 2006	327	1,044	310	1,681
Additions	–	2	81	83
Acquisition of SZCB	82	–	9	91
Disposal	–	(20)	(16)	(36)
As at December 31, 2006	409	1,026	384	1,819
Additions	66	–	69	135
Disposal	–	–	(11)	(11)
As at June 30, 2007	475	1,026	442	1,943
Accumulated amortization and impairment losses				
As at January 1, 2006	–	89	181	270
Amortization charge	–	21	60	81
Disposal	–	–	(16)	(16)
As at December 31, 2006	–	110	225	335
Amortization charge	–	21	60	81
Disposal	–	–	(3)	(3)
As at June 30, 2007	–	131	282	413
Net book value				
As at June 30, 2007	475	895	160	1,530
As at December 31, 2006	409	916	159	1,484

As at June 30, 2007

29. INTANGIBLE ASSETS *(Continued)*

(1) Goodwill

The recoverable amount of goodwill has been estimated based on value in use calculation using cash flow projections and financial plans approved by management and pretax, company specific, risk adjusted discount rates. Projected cash flows beyond five years are extrapolated using a steady growth rate. The projected cash flows are determined by future estimated profits based on management expectations for market development.

(2) Prepaid land premiums

Prepaid land premiums are acquired under PRC laws for fixed periods, and the related costs are amortized on a straight-line basis. All of the Group's prepaid land premiums are related to lands located in the PRC. The net book value of the prepaid land premiums as at June 30, 2007 is expected to be amortized over lease terms ranging from 50 to 70 years (Audited December 31, 2006: 50 to 70 years).

The Group is still in the process of applying for title certificates for prepaid land premiums with a net book value of RMB490 million as at June 30, 2007 (Audited December 31, 2006: RMB498 million). This amount as at June 30, 2007 represents costs incurred to acquire lands in Shanghai for the construction of new properties. In the opinion of the Company's management, where necessary, adequate provision for impairment losses has been made for prepaid land premiums without title certificates as at June 30, 2007.

30. OTHER ASSETS AND RECEIVABLES

(in RMB million)	(Audited) June 30, 2007	(Audited) December 31, 2006
Prepayments	**959**	1,815
Due from reinsurers	**1,298**	787
Interest receivables	**4,515**	3,208
Settled assets	**710**	464
Interest rate swap deposits	**113**	238
Other assets	**2,111**	1,596
Total	**9,706**	8,108

31. SHARE CAPITAL

(in million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Number of shares registered, issued and fully paid at RMB1 each	**7,345**	6,195

The Company issued 1.15 billion ordinary A-shares with par value of RMB1.00 at a price of RMB33.80 per share in February 2007. As of February 15, 2007, the Company has collected net proceeds of RMB38,222 million for the initial public offering of A shares. The increase in paid-up share capital amounts to RMB1,150 million and the difference between the proceeds and paid-up share capital of RMB37,072 million is recorded in capital reserve. The total registered capital increased to RMB7,345 million after the change.

32. RESERVES AND RETAINED PROFITS

According to the Company's Articles of Association, the Company shall set aside 10% of its net profit determined in its statutory financial statements, prepared in accordance with PRC Accounting Standards, to a statutory surplus reserve fund. The Company can cease such profit appropriation to this fund if the fund reaches 50% of the Company's registered share capital. The Company may also make appropriations from its net profit to the discretionary surplus reserve fund provided the appropriation is approved by a resolution of the shareholders. These reserves cannot be used for purposes other than those for which they are created. Profits are used against prior year losses before allocations to such reserves.

Capital reserve mainly represents share premiums arising from the issuance of shares.

Subject to resolutions passed in shareholders' meetings, the statutory surplus reserve fund, discretionary surplus reserve fund and capital reserve can be transferred to share capital. The balance of the statutory surplus reserve fund after transfers to share capital should not be less than 25% of the registered capital.

In accordance with the relevant PRC financial regulations, general reserve should be set aside to cover catastrophic or other losses as incurred by companies operating in the insurance, banking, trust, securities and futures business. The Group's respective entities in such business would need to make appropriations for such reserve based on their respective year end profit or risk assets determined in accordance with PRC Accounting Standards, and based on the applicable PRC financial regulations, in the annual financial statements. Such reserve is not available for profit distribution or transfer to capital.

In accordance with the relevant regulations, the net profit after tax of the Company for profit distribution is deemed to be the lower of (i) the retained profits determined in accordance with PRC Accounting Standards and (ii) the retained profits determined in accordance with IFRSs. The profit appropriation for the year ended December 31, 2006 was approved in the shareholders' meeting held on June 7, 2007.

During the Period, because of the adoption of the new PRC Accounting Standards, the Company transferred surplus reserve fund of RMB6 million to retained profits.

As at June 30, 2007

33. DUE TO BANKS AND OTHER FINANCIAL INSTITUTIONS

(in RMB million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Deposits from other banks and financial institutions	**5,318**	3,465
Short-term borrowing	**2,428**	1,518
Long-term borrowing	**1,636**	155
Total	**9,382**	5,138
Current portion*	**7,746**	4,983
Non-current portion	**1,636**	155
Total	**9,382**	5,138

* *Expected settlement within 12 months from the balance sheet date.*

The Group has not had defaults of principal, interest or other significant breaches with respect to its liabilities during the Period.

34. ASSETS SOLD UNDER AGREEMENTS TO REPURCHASE

The face value of the assets which are used as collateral for the collateralized borrowings of the Group approximates the borrowed amount.

35. CUSTOMER DEPOSITS

(in RMB million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Corporate customers		
– Current accounts	**22,559**	38,838
– Term deposits	**29,428**	21,911
– Settlement balances	**6,967**	348
Individual customers		
– Current/saving accounts	**5,487**	5,744
– Term deposits	**4,457**	5,677
– Settlement balances	**9,032**	3,442
Total	**77,930**	75,960
Current portion*	**74,319**	72,413
Non-current portion	**3,611**	3,547
Total	**77,930**	75,960

* *Expected settlement within 12 months from the balance sheet date.*

36. INSURANCE CONTRACT LIABILITIES

(in RMB million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Policyholders' reserves	**300,278**	268,436
Policyholder contract deposits	**28,608**	20,844
Policyholder account liabilities in respect of insurance contracts	**27,340**	20,961
Unearned premium reserves	**15,653**	12,820
Claim reserves	**7,436**	6,480
Total	**379,315**	329,541

As at June 30, 2007

36. INSURANCE CONTRACT LIABILITIES *(Continued)*

	(Audited) June 30, 2007			(Audited) December 31, 2006		
(in RMB million)	**Insurance contract liability**	**Reinsurers' share**	**Net**	Insurance contract liability	Reinsurers' share	Net
Long term life insurance contracts and investment contracts with DPF	**356,226**	**(14)**	**356,212**	310,241	–	310,241
Short term life insurance contracts	**2,979**	**(575)**	**2,404**	2,519	(466)	2,053
Property and casualty insurance contracts	**20,110**	**(4,531)**	**15,579**	16,781	(3,664)	13,117
Total	**379,315**	**(5,120)**	**374,195**	329,541	(4,130)	325,411

(in RMB million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Current gross insurance contract liabilities*		
Long term life	**15,897**	12,108
Short term life	**2,948**	2,488
Property and casualty	**14,660**	12,231
Non-current gross insurance contract liabilities		
Long term life	**340,329**	298,133
Short term life	**31**	31
Property and casualty	**5,450**	4,550
Total	**379,315**	329,541

* *Expected settlement within 12 months from the balance sheet date.*

36. INSURANCE CONTRACT LIABILITIES *(Continued)*

(1) Long term life insurance contracts and investment contracts with DPF

(in RMB million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Policyholders' reserves	**300,278**	268,436
Policyholder contract deposits	**28,608**	20,844
Policyholder account liabilities in respect of insurance contracts	**27,340**	20,961
Total	**356,226**	310,241

The policyholders' reserves are analyzed as follows:

(in RMB million)	**(Audited) 2007**	(Unaudited) 2006
As at January 1,	**268,436**	223,632
New business	**7,165**	5,437
Inforce change	**23,738**	16,559
Effect of net unrealized gain on investments through equity (shadow accounting adjustment)	**939**	812
As at June 30,	**300,278**	246,440

The Group does not have significant reinsurance assets in respect of the policyholders' reserves carried for long term life insurance contracts and investment contracts with DPF.

(2) Short term life insurance contracts

(in RMB million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Unearned premium reserves	**2,280**	1,890
Claim reserves	**699**	629
Total	**2,979**	2,519

As at June 30, 2007

36. INSURANCE CONTRACT LIABILITIES *(Continued)*

(2) Short term life insurance contracts *(Continued)*

The unearned premium reserves of short term life insurance are analyzed as follows:

	(Audited) 2007			(Unaudited) 2006		
(in RMB million)	**Gross**	**Reinsurers' share**	**Net**	Gross	Reinsurers' share	Net
As at January 1,	**1,890**	**(273)**	**1,617**	1,789	(349)	1,440
Premiums written in the period	**2,577**	**(460)**	**2,117**	2,264	(347)	1,917
Premiums earned during the period	**(2,187)**	**346**	**(1,841)**	(1,864)	312	(1,552)
As at June 30,	**2,280**	**(387)**	**1,893**	2,189	(384)	1,805

The claim reserves of short term life insurance are analyzed as follows:

	(Audited) 2007			(Unaudited) 2006		
(in RMB million)	**Gross**	**Reinsurers' share**	**Net**	Gross	Reinsurers' share	Net
As at January 1,	**629**	**(193)**	**436**	510	(200)	310
Claims incurred during the period	**1,111**	**(248)**	**863**	995	(251)	744
Claims paid during the period	**(1,041)**	**253**	**(788)**	(981)	278	(703)
As at June 30,	**699**	**(188)**	**511**	524	(173)	351

36. INSURANCE CONTRACT LIABILITIES *(Continued)*

(3) Property and casualty insurance contracts

(in RMB million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Unearned premium reserves	**13,373**	10,930
Claim reserves	**6,737**	5,851
Total	**20,110**	16,781

The unearned premium reserves of property and casualty insurance are analyzed as follows:

	(Audited) 2007			(Unaudited) 2006		
(in RMB million)	**Gross**	**Reinsurers' share**	**Net**	Gross	Reinsurers' share	Net
As at January 1,	**10,930**	**(2,133)**	**8,797**	8,821	(2,146)	6,675
Premiums written in the period	**11,637**	**(2,124)**	**9,513**	8,871	(2,108)	6,763
Premiums earned during the period	**(9,194)**	**1,596**	**(7,598)**	(6,740)	1,770	(4,970)
As at June 30,	**13,373**	**(2,661)**	**10,712**	10,952	(2,484)	8,468

The claim reserves of property and casualty insurance are analyzed as follows:

	(Audited) 2007			(Unaudited) 2006		
(in RMB million)	**Gross**	**Reinsurers' share**	**Net**	Gross	Reinsurers' share	Net
As at January 1,	**5,851**	**(1,531)**	**4,320**	5,314	(1,490)	3,824
Claims incurred during the period	**6,061**	**(1,257)**	**4,804**	4,056	(848)	3,208
Claims paid during the period	**(4,975)**	**918**	**(4,057)**	(3,767)	851	(2,916)
Portfolio transfer	**(200)**	**-**	**(200)**	-	-	-
As at June 30,	**6,737**	**(1,870)**	**4,867**	5,603	(1,487)	4,116

As at June 30, 2007

37. INVESTMENT CONTRACT LIABILITIES FOR POLICYHOLDERS

(in RMB million)	(Audited) June 30, 2007	(Audited) December 31, 2006
Policyholder account liabilities in respect of investment contracts	**4,550**	3,971
Investment contract reserves	**470**	262
Total	**5,020**	4,233
Current portion*	**134**	61
Non-current portion	**4,886**	4,172
Total	**5,020**	4,233

* *Expected settlement within 12 months from the balance sheet date.*

The investment contract liabilities are analyzed as follows:

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
As at January 1,	**4,233**	3,092
Premiums received	**693**	506
Accretion of investment income	**798**	275
Liabilities released for benefits paid	**(573)**	(111)
Policy administration fees and surrender charges deducted	**(24)**	(24)
Others	**(107)**	(327)
As at June 30,	**5,020**	3,411

The benefits offered under the Group's investment-linked investment contracts are based on the return of selected securities; it cannot be associated to an individual benchmark index with a sufficiently high correlation with the Group's asset selection for the linked funds.

The liabilities originated from investment-linked contracts are measured by reference to their respective underlying assets of these contracts. Changes in the credit risk of the underlying assets do not normally impact the measurement of the investment-linked liabilities.

The value of these financial liabilities is determined by the fair value of the linked assets. There will be no significant difference between the carrying amount and the fair value at the balance sheet date.

38. DEFERRED INCOME TAX ASSETS/LIABILITIES

(in RMB million)	(Audited) 2007	(Unaudited) 2006
Net deferred income tax liabilities, as at January 1	**1,240**	49
Acquisition of a subsidiary	**62**	–
Recognized as income or expenses	**181**	237
Recognized in equity	**2,446**	303
Net deferred income tax liabilities, as at June 30	**3,929**	589

Net deferred income tax (assets)/liabilities

(in RMB million)	(Audited) June 30, 2007	(Audited) December 31, 2006
Policyholders' reserves	**(9,870)**	(5,364)
Deferred policy acquisition costs	**9,017**	5,093
Claim reserves	**(525)**	(501)
Unearned premium reserves	**–**	13
Fair value adjustment on available-for-sale investments	**5,055**	2,023
Fair value adjustment on financial assets and liabilities carried at fair value through profit or loss	**971**	514
Loan loss provisions	**(126)**	(280)
Provisions for placement and settled assets	**(69)**	(103)
Others	**(524)**	(155)
Total	**3,929**	1,240

As at June 30, 2007

39. OTHER LIABILITIES

(in RMB million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Annuity and other insurance payable	**3,931**	3,183
Premiums received in advance	**666**	1,353
Salaries and welfare payable	**3,381**	2,133
Commission payable	**1,427**	894
Due to reinsurers	**1,879**	746
Insurance guarantee fund	**106**	82
Others	**4,360**	3,353
Total	**15,750**	11,744

According to the relevant regulations, the Group should provide for insurance guarantee fund at 0.15% of the net premiums of long term life insurance with guaranteed investment returns and long term health insurance, at 0.05% of the net premiums of other long term life insurance, and at 1% of the net premiums of property and casualty insurance, accident insurance, short-term health insurance, etc. No additional provision is required when the accumulated provision balances of Ping An Life, Ping An Health and Ping An Annuity reach 1% of their respective total assets as determined in accordance with PRC Accounting Standards. On the other hand, no additional provision is required when the accumulated balance of Ping An Property & Casualty's provision reaches 6% of its total assets as determined in accordance with PRC Accounting Standards.

40. FIDUCIARY ACTIVITIES

(in RMB million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Assets under trust schemes	**28,676**	16,677
Assets under corporate annuity schemes	**1,198**	634
Entrusted loans	**1,931**	2,120
Total	**31,805**	19,431

41. RISK AND CAPITAL MANAGEMENT

(1) Insurance risk

The risk under insurance contract is the possibility of occurrence of insured event and uncertainty of the amount and timing of the resulting claim. The principal risk the Group faces under such contracts is that the actual claims and benefit payments exceed the carrying amount of insurance liabilities. This could occur due to any of the following factors:

Occurrence risk – the possibility that the number of insured events will differ from those expected.

Severity risk – the possibility that the cost of the events will differ from those expected.

Development risk – the possibility that changes may occur in the amount of an insurer's obligation at the end of the contract period.

The variability of risks is improved by diversification of risk of loss to a large portfolio of insurance contracts as a more diversified portfolio is less likely to be affected across the board by change in any subset of the portfolio. The variability of risks is also improved by careful selection and implementation of underwriting strategy and guidelines.

The business of the Group comprises both long term life insurance contracts, property and casualty and short term life insurance contracts. For contracts where death is the insured risk, the significant factors that could increase the overall frequency of claims are epidemics, widespread changes in lifestyle and natural disasters, resulting in earlier or more claims than expected. For contracts where survival is the insured risk, the most significant factor is continued improvement in medical science and social conditions that would increase longevity. For property and casualty insurance contracts, claims are often affected by natural disasters, calamities, terrorist attacks, etc.

These risks currently do not vary significantly in relation to the location of the risk insured by the Group whilst undue concentration by amounts could have an impact on the severity of benefit payments on a portfolio basis.

There would be no significant mitigating terms and conditions that reduce the insured risk accepted for contracts with fixed and guaranteed benefits and fixed future premiums. However, for contracts with DPF, the participating nature of these contracts results in a significant portion of the insurance risk being shared with the insured party.

Insurance risk is also affected by the policyholders' rights to terminate the contract, pay reduced premiums or refuse to pay premiums, etc. Thus, the resultant insurance risk is subject to policyholders' behavior and decisions.

The Group's concentration of insurance risk is reflected by its major lines of business as analyzed by premium income in note 6.

As at June 30, 2007

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(1) Insurance risk *(Continued)*

(a) Long term life insurance contracts and investment contracts with DPF

Assumptions

Material judgment is required in determining the liabilities and in the choice of assumptions relating to both long term life insurance contracts and investment contracts. Such assumptions are determined as appropriate and prudent estimates at the date of valuation.

The key assumptions to which the estimation of liabilities is particularly sensitive are as follows:

Mortality, morbidity and lapse rates

Mortality and morbidity rates, varying by age of the insured, and lapse rates, varying by contract type, are based upon expected experience at the date of contract issue plus, where applicable, a margin for adverse deviation. The mortality, morbidity and lapse assumptions are based on experience studies of the Group's actual experience.

For long term life insurance policies, increased mortality rates will lead to a larger number of claims and claims will occur sooner than anticipated, which will increase the expenditure and reduce profits for the shareholders.

For annuity contracts, a high mortality will decrease payments, thereby reducing expenditure and increase profits.

Impact of increase in lapse rates at early duration of the policy would tend to reduce profits for the shareholders but lapse rates at later policy durations is broadly neutral in effect.

Investment return

Future investment return has been assumed to be 4.3% in 2007 to increase by 0.1% every year to 4.7% in 2011 and thereafter. These rates have been derived by consideration of the current market condition and the Group's current and expected future asset allocation. They are the best estimate rates used in gross premium reserve valuation and liability adequacy test on a portfolio basis.

An increase in investment return assumption would lead to a decrease in policyholders' liabilities.

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(1) Insurance risk *(Continued)*

(a) Long term life insurance contracts and investment contracts with DPF *(Continued)*

Assumptions (Continued)

Expenses

Maintenance expenses assumptions reflect the projected costs of maintaining and servicing in force policies. The assumption for policy administration expenses is determined based on expected unit costs. Unit costs have been based on an analysis of actual experience.

An increase in the level of expenses would result in an increase in expenditure thereby reducing profits for the shareholders.

Others

Other assumptions include taxation, future bonus rates, etc.

Change in assumptions

The assumptions used to estimate the liabilities of the Group's long term life insurance contracts and investment contracts with DPF require judgment and are subject to uncertainty. During the Period, the long term life insurance policyholders' reserves increased by RMB3,281 million mainly due to the recognition of changes in lapse and mortality rate assumptions for certain group life insurance business.

Sensitivities

The Group has investigated the impact on long term life insurance contract liabilities, of varying independently certain assumptions regarding future experience. For most insurance contracts, the assumptions are established at the inception of the policies and remain unchanged. The impact of assumption changes to liabilities mainly comes from the potential reserve increase due to failing the liability adequacy test. The following changes in assumptions have been considered:

- investment return assumption increased by 25 basis points every year;
- investment return assumption decreased by 25 basis points every year;
- a 10% increase in maintenance expense rates;
- a 10% decrease in mortality and morbidity rates; and
- a 10% decrease in policy lapse rates.

As at June 30, 2007

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(1) Insurance risk *(Continued)*

(a) Long term life insurance contracts and investment contracts with DPF *(Continued)*

Sensitivities (Continued)

Assumptions	Impact on gross policyholders' reserves* (in RMB million)	Impact of assumption change as a percentage of gross policyholders' reserves
Investment return increased by 25 basis points	(1,306)	(0.43%)
Investment return decreased by 25 basis points	1,401	0.47%
10% increase in maintenance expense rates	17	0.01%
10% decrease in morbidity/mortality rates	341	0.11%
10% decrease in policy lapse rates	189	0.06%

* *Including investment contracts with DPF*

The above impact on policyholders' reserves will be reflected in the Group's profit before tax and equity.

The sensitivity analysis also does not take into account the fact that the assets and liabilities are actively managed and may vary at the time that any actual market movement occurs.

Other limitations in the above analysis include the use of hypothetical market movements to demonstrate potential risk and the assumption that interest rates move in identical fashion.

(b) Property and casualty and short term life insurance contracts

Assumptions

The principal assumption underlying the estimates is the Group's past claims development experience. This includes assumptions in respect of average claim costs, claims handling costs, claims inflation factors and claim numbers for each accident year. Judgment is used to assess the extent to which external factors such as judicial decisions and government legislation affect the estimates.

Other key assumptions include delays in settlement, etc.

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(1) Insurance risk *(Continued)*

(b) Property and casualty and short term life insurance contracts *(Continued)*

Sensitivities

The property and casualty and short term life insurance claim reserves are sensitive to the above key assumptions. The sensitivity of certain variables like legislative change, uncertainty in the estimation process, etc, is not possible to quantify. Furthermore, because of delays that arise between occurrence of a claim and its subsequent notification and eventual settlement, the outstanding claim reserves are not known with certainty at the balance sheet date.

Reproduced below is an exhibit that shows the development of net claim reserves:

	Property and casualty insurance (accident year) Gross					
(Audited) (in RMB million)	**2003**	**2004**	**2005**	**2006**	**Six months ended June 30, 2007**	**Total**
Estimated cumulative claims paid as of:						
End of current year/period	5,429	5,955	7,171	9,317	**5,446**	
One year later	5,403	5,948	7,172	9,864	-	
Two years later	5,403	5,397	7,046	-	-	
Three years later	5,277	5,320	-	-	-	
Four years later	5,255	-	-	-	-	
Estimated cumulative claims paid	5,255	5,320	7,046	9,864	**5,446**	32,931
Cumulative claims paid	(5,132)	(5,091)	(6,437)	(7,503)	**(2,241)**	(26,404)
Prior period adjustments and unallocated loss adjusting expenses						210
Unpaid claim expenses						6,737

As at June 30, 2007

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(1) Insurance risk *(Continued)*

(b) Property and casualty and short term life insurance contracts *(Continued)*

Sensitivities (Continued)

	Property and casualty insurance (accident year) Net					
(Audited) (in RMB million)	**2003**	**2004**	**2005**	**2006**	**Six months ended June 30, 2007**	**Total**
Estimated cumulative claims paid as of:						
End of current year/period	3,726	4,181	5,266	7,219	**4,477**	
One year later	3,687	4,228	5,280	7,375	-	
Two years later	3,705	3,833	5,204	-	-	
Three years later	3,611	3,776	-	-	-	
Four years later	3,596	-	-	-	-	
Estimated cumulative claims paid	3,596	3,776	5,204	7,375	**4,477**	24,428
Cumulative claims paid	(3,522)	(3,597)	(4,756)	(5,960)	**(1,918)**	(19,753)
Prior period adjustments and unallocated loss adjusting expenses						192
Unpaid claim expenses						4,867

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(1) Insurance risk *(Continued)*

(b) Property and casualty and short term life insurance contracts *(Continued)*

Sensitivities (Continued)

	Short term life insurance (accident year) Gross					
(Audited) (in RMB million)	**2003**	**2004**	**2005**	**2006**	**Six months ended June 30, 2007**	**Total**
Estimated cumulative claims paid as of:						
End of current year/period	1,376	1,571	1,767	2,039	**994**	
One year later	1,349	1,577	1,960	2,030	-	
Two years later	1,354	1,582	1,938	–	-	
Three years later	1,354	1,582	–	–	-	
Four years later	1,354	-	–	–	-	
Estimated cumulative claims paid	1,354	1,582	1,938	2,030	**994**	7,898
Cumulative claims paid	(1,354)	(1,582)	(1,931)	(1,885)	**(465)**	(7,217)
Prior period adjustments and unallocated loss adjusting expenses						18
Unpaid claim expenses						699

As at June 30, 2007

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(1) Insurance risk *(Continued)*

(b) Property and casualty and short term life insurance contracts *(Continued)*

Sensitivities (Continued)

	Short term life insurance (accident year) Net					
(Audited) (in RMB million)	**2003**	**2004**	**2005**	**2006**	**Six months ended June 30, 2007**	**Total**
Estimated cumulative claims paid as of:						
End of current year/period	978	1,053	1,156	1,616	**750**	
One year later	959	1,057	1,482	1,540	-	
Two years later	916	1,086	1,499	–	-	
Three years later	916	1,086	–	–	-	
Four years later	916	–	–	–	-	
Estimated cumulative claims paid	916	1,086	1,499	1,540	**750**	5,791
Cumulative claims paid	(916)	(1,086)	(1,493)	(1,438)	**(365)**	(5,298)
Prior period adjustments and unallocated loss adjusting expenses						18
Unpaid claim expenses						511

To illustrate the sensitivities of ultimate claims costs, for example, a respective percentage change in average claim costs or the number of claims alone result in a similar percentage change in claim reserves. In other words, while other assumptions remain unchanged, a 5% increase in average claim costs would increase net claim reserves for property and casualty insurance and short term life insurance as at June 30, 2007 by approximately RMB243 million and RMB25 million, respectively.

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(1) Insurance risk *(Continued)*

(c) Reinsurance

The Group limits its exposure to losses within insurance operations mainly through participation in reinsurance arrangements. The majority of the business ceded is placed on quota share basis and surplus basis with retention limits varying by product lines. Amounts recoverable from reinsurers are estimated in a manner consistent with the assumptions used for ascertaining the underlying policy benefits and are presented in the balance sheet as reinsurance assets.

Even though the Group may have reinsurance arrangements, it is not relieved of its direct obligations to its policyholders and thus a credit exposure exists with respect to reinsurance ceded, to the extent that any reinsurer is unable to meet its obligations assumed under such reinsurance agreements.

(2) Market risk

Market risk is the risk of change in fair value of financial instruments from fluctuation in foreign exchange rates (currency risk), market interest rates (interest rate risk) and market prices (price risk), whether such change in price is caused by factors specific to the individual instrument or its issuer or factors affecting all instruments traded in the market.

(a) Foreign currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the Renminbi and other currencies in which the Group conducts business may affect its financial condition and results of operations. The foreign currency risk facing the Group mainly comes from the movements in the US dollar/Renminbi and Hong Kong dollar/Renminbi exchange rates. The Group seeks to limit its exposure to foreign currency risk by minimizing its net foreign currency position.

The analysis below is performed for reasonably possible movements in key variables with all other variables held constant, showing the pre-tax impact on profit (due to changes in fair value of currency sensitive monetary assets and liabilities) and equity. The correlation of variables will have a significant effect in determining the ultimate impact on market risk, but to demonstrate the impact due to changes in variables, variables had to be changed on an individual basis.

		(Audited) June 30, 2007		(Audited) December 31, 2006	
(in RMB million)	**Change in variables**	**Impact on profit**	**Impact on equity**	Impact on profit	Impact on equity
All foreign currencies	–5%	**770**	**770**	678	678

As at June 30, 2007

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(2) Market risk *(Continued)*

(b) Price risk

Price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

The Group's price risk exposure relates to financial assets and financial liabilities whose values will fluctuate as a result of changes in market prices, principally investment securities not held for the account of investment-linked business.

The Group's price risk policy requires it to manage such risks by setting and monitoring objectives and constraints on investments, diversification plans, limits on investments in each country, sector and market and careful and planned use of derivative financial instruments.

The Group considers that it has no significant concentration of price risk.

The Group uses the 10-day market price value-at-risk ("VaR") technique to estimate its risk exposure.

The analysis below is the impact on equity for listed equity securities and equity investments funds with 10-day reasonable market fluctuation in using risk value module in the normal market.

(in RMB million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Listed stocks and equity investment funds	**9,746**	4,241

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(2) Market risk *(Continued)*

(c) Interest rate risk

Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Floating rate instruments expose the Group to cash flow interest risk, whereas fixed interest rate instruments expose the Group to fair value interest risk.

The Group's interest risk policy requires it to manage interest rate risk by maintaining an appropriate mix of fixed and variable rate instruments. The policy also requires it to manage the maturities of interest bearing financial assets and interest bearing financial liabilities. Interest on floating rate instruments is repriced at intervals of less than one year. Interest on fixed interest rate instruments is priced at inception of the financial instrument and is fixed until maturity.

The analysis below is performed for reasonably possible movements in key variables with all other variables held constant, for the following financial instruments, showing the pre-tax impact on profit and equity. The correlation of variables will have a significant effect in determining the ultimate impact on interest rate risk, but to demonstrate the impact due to changes in variables, variables had to be changed on an individual basis.

		(Audited) June 30, 2007		(Audited) December 31, 2006	
(in RMB million)	**Change in interest rate**	**Impact on profit**	**Impact on equity**	Impact on profit	Impact on equity
Bond investments					
Held-for-trading and available-for-sale	+50 basis points	**(197)**	**(3,082)**	(144)	(3,088)

		Increase in interest income/(expense)	
		(Audited)	(Unaudited)
For the six months ended June 30, (in RMB million)		**2007**	2006
Floating rate bonds	+50 basis points	**17**	16
Loans and advances to customers	+50 basis points	**68**	61
Customer deposits	+50 basis points	**(161)**	(124)

As at June 30, 2007

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(3) Financial risk

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge an obligation. The Group is exposed to credit risks primarily associated with its deposit arrangements with commercial banks, loans and advances to customers, investments in bonds, equity investments, reinsurance arrangements with reinsurers, policy loans, etc. The Group mitigates credit risk by using a variety of controls including utilizing credit control policies, undertaking credit analysis on potential investments, and imposing aggregate counter party exposure limits.

The Group's banking business carries out credit assessment before granting credit to customers and monitors on a regular basis the credit granted. Credit risk is also managed through obtaining collateral and guarantees. In the case of off-balance sheet credit related commitments, guarantee deposits are in general received by the Group to reduce credit risk.

Credit quality

Majority of the Group's financial assets are bond investments which include government bonds, finance bonds and corporate bonds. The finance bonds held by the Group have domestic credit rating of A or above and the corporate bonds held by the Group have credit rating of AA or above.

Credit exposure

The table below shows the maximum exposure to credit risk for the components of the balance sheet and items such as future commitments. The maximum exposure is shown gross, before the effect of mitigation through any collateral held or other credit enhancements.

(in RMB million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Balances with central bank and statutory deposits	**11,220**	9,234
Cash and amounts due from banks and other financial institutions	**119,403**	95,912
Fixed maturity investments	**261,587**	213,041
Derivative financial assets	**16**	21
Loans and advances to customers	**58,427**	49,152
Premium receivables	**5,123**	2,939
Reinsurance assets	**5,120**	4,130
Other assets and receivables	**9,706**	8,108
Total	**470,602**	382,537
Commitments	**30,691**	29,115
Total credit risk exposure	**501,293**	411,652

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(3) Financial risk *(Continued)*

(a) Credit risk *(Continued)*

Credit exposure (Continued)

Where financial instruments are recorded at fair value, the amounts shown above represents the current risk exposure but not the maximum risk exposure that could arise in the future as a result of the change in values.

Collateral and other credit enhancements

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the acceptability of types of collateral and the valuation parameters.

The main types of collateral obtained are as follows:

- for securities lending and reverse repurchase transactions, cash or securities;

- for commercial lending, charges over real estate properties, inventories and trade receivables, etc; and

- for retail lending, mortgages over residential properties, etc.

Management monitors the market value of the collateral, requests additional collateral when needed and performs an impairment valuation when applicable.

It is the Group's policy to dispose of repossessed properties in an orderly fashion. The proceeds are used to reduce or repay the outstanding claim. In general, the Group does not occupy repossessed properties for business use.

As at June 30, 2007

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(3) Financial risk *(Continued)*

(a) Credit risk *(Continued)*

Aging analysis of financial assets past-due

(Audited) (in RMB million)	June 30, 2007 In due assets	Less than 30 days	31 to 90 days	More than 90 days	Total past-due but not impaired	Past-due and impaired	Total
Cash and amounts due from banks and other financial institutions	119,403	-	-	-	-	64	119,467
Balances with central bank and statutory deposits	11,220	-	-	-	-	-	11,220
Loans and advances to customers	57,208	784	247	93	1,124	600	58,932
Premium receivables	4,952	4	4	2	10	358	5,320
Due from reinsurers	1,298	-	-	-	-	88	1,386
Gross total	194,081	788	251	95	1,134	1,110	196,325
Less: impairment provision	-	-	-	-	-	(854)	(854)
Net	194,081	788	251	95	1,134	256	195,471

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(3) Financial risk *(Continued)*

(a) Credit risk *(Continued)*

Aging analysis of financial assets past-due (Continued)

	December 31, 2006						
(Audited) (in RMB million)	In due assets	Less than 30 days	31 to 90 days	More than 90 days	Total past-due but not impaired	Past-due and impaired	Total
Cash and amounts due from banks and other financial institutions	95,912	-	-	-	-	376	96,288
Balances with central bank and statutory deposits	9,234	-	-	-	-	-	9,234
Loans and advances to customers	47,914	434	240	215	889	2,780	51,583
Premium receivables	2,831	3	2	2	7	256	3,094
Due from reinsurers	787	-	-	-	-	55	842
Gross total	156,678	437	242	217	896	3,467	161,041
Less: impairment provision	-	-	-	-	-	(3,017)	(3,017)
Net	156,678	437	242	217	896	450	158,024

Of the aggregate amount of gross past-due but not impaired loans and advances to customers, the fair value of collateral that the Group held as at June 30, 2007 was RMB1,983 million (Audited December 31, 2006: RMB1,907 million).

Of the aggregate amount of gross past-due and impaired loans and advances to customers, the fair value of collateral that the Group held as at June 30, 2007 was RMB809 million (Audited December 31, 2006: RMB2,071 million).

Financial assets whose terms have been renegotiated

(in RMB million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Loans and advances to customers	**477**	2,336

As at June 30, 2007

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(3) Financial risk *(Continued)*

(b) Liquidity risk

Liquidity risk is the risk of not having access to sufficient funds or being unable to liquidate a position in a timely manner at a reasonable price to meet the Group's obligations as they become due.

The Group is exposed to liquidity risk on insurance policies that permit surrender, withdrawal or other forms of early termination. The Group seeks to manage its liquidity risk by matching to the extent possible the duration of its investment assets with the duration of its insurance policies and to ensure that the Group is able to meet its payment obligations and fund its lending and investment operations on a timely basis.

The table below summarises the maturity profile of the financial liabilities of the Group based on remaining undiscounted contractual obligations.

	June 30, 2007						
(Audited) (in RMB million)	Past due	Less than 3 months	3 to 12 months	Over 1 year	Undated	Investment-linked	Total
Due to banks and other financial institutions	-	6,950	796	167	2,174	-	10,087
Assets sold under agreements to repurchase	-	21,705	1,100	-	-	-	22,805
Derivative financial liabilities	-	229	95	241	-	-	565
Customer deposits	54	45,724	19,042	4,174	9,846	-	78,840
Investment contract liabilities for policyholders	-	132	-	333	-	4,555	5,020
Policyholder dividend payable and provisions	-	4,771	-	-	-	-	4,771
Other liabilities	-	12,130	1,829	932	859	-	15,750
Total	54	91,641	22,862	5,847	12,879	4,555	137,838

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(3) Financial risk *(Continued)*

(b) Liquidity risk *(Continued)*

(Audited) (in RMB million)	December 31, 2006 Past due	Less than 3 months	3 to 12 months	Over 1 year	Undated	Investment-linked	Total
Due to banks and other financial institutions	-	4,225	758	155	-	-	5,138
Assets sold under agreements to repurchase	-	11,770	1,172	494	-	-	13,436
Derivative financial liabilities	-	19	119	286	-	-	424
Customer deposits	-	57,841	11,156	4,088	3,750	-	76,835
Investment contract liabilities for policyholders	-	58	-	204	-	3,971	4,233
Policyholder dividend payable and provisions	-	4,107	-	-	-	-	4,107
Other liabilities	-	9,084	705	699	1,256	-	11,744
Total	-	87,104	13,910	5,926	5,006	3,971	115,917

The table below summarises the maturity profile of the notional amount of derivative financial liabilities of the Group based on remaining contractual obligations.

(in RMB million)	Less than 3 months	3 to 12 months	Over 1 year	Undated	Investment-linked	Total
June 30, 2007 (Audited)	**754**	**430**	**1,039**	**-**	**-**	**2,223**
December 31, 2006 (Audited)	327	865	1,015	-	-	2,207

As at June 30, 2007

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(3) Financial risk *(Continued)*

(b) Liquidity risk *(Continued)*

The table below summarises the expected recovery or settlement of assets.

(Audited) (In RMB million)	June 30, 2007 Current*	Non-current	Investment-linked	Total
Balances with central bank and statutory deposits	2,142	9,078	–	11,220
Cash and amounts due from banks and other financial institutions	90,443	28,960	–	119,403
Fixed maturity investments	71,460	190,127	–	261,587
Equity investments	18,371	48,171	–	66,542
Derivative financial assets	9	7	–	16
Loans and advances to customers	35,326	23,101	–	58,427
Investments in associates	–	176	–	176
Premium receivables	5,025	98	–	5,123
Reinsurance assets	3,308	1,812	–	5,120
Policyholder account assets in respect of insurance contracts	–	–	27,340	27,340
Policyholder account assets in respect of investment contracts	–	–	4,550	4,550
Deferred policy acquisition costs	6,509	29,560	–	36,069
Investment properties	–	3,656	–	3,656
Property and equipment	–	7,047	–	7,047
Intangible assets	–	1,530	–	1,530
Deferred income tax assets	–	260	–	260
Other assets and receivables	7,538	2,168	–	9,706
Total	240,131	345,751	31,890	617,772

* *Expected recovery within 12 months from the balance sheet date.*

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(3) Financial risk *(Continued)*

(b) Liquidity risk *(Continued)*

(Audited) (In RMB million)	December 31, 2006 Current*	Non-current	Investment-linked	Total
Balances with central bank and statutory deposits	1,927	7,307	–	9,234
Cash and amounts due from banks and other financial institutions	63,414	32,498	–	95,912
Fixed maturity investments	22,612	190,429	–	213,041
Equity investments	15,103	31,626	–	46,729
Derivative financial assets	10	11	–	21
Loans and advances to customers	27,886	21,266	–	49,152
Investments in an associate	–	176	–	176
Premium receivables	2,866	73	–	2,939
Reinsurance assets	2,664	1,466	–	4,130
Policyholder account assets in respect of insurance contracts	–	–	20,961	20,961
Policyholder account assets in respect of investment contracts	–	–	3,971	3,971
Deferred policy acquisition costs	5,664	26,202	–	31,866
Investment properties	–	1,528	–	1,528
Property and equipment	–	4,766	–	4,766
Intangible assets	–	1,484	–	1,484
Deferred income tax assets	–	417	–	417
Other assets and receivables	6,418	1,690	–	8,108
Total	148,564	320,939	24,932	494,435

* *Expected recovery within 12 months from the balance sheet date.*

As at June 30, 2007

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(4) Mismatching risk of asset and liability

The objective of the Group's asset and liability management is to match assets with liabilities on the basis of both duration and interest rate. In the current regulatory and market environment, however, the Group is unable to invest in assets that have duration of sufficient length to match the duration of its insurance and investment contract liabilities. When the current regulatory and market environment permits, however, the Group will lengthen the duration of its assets by matching the new liabilities of lower guarantee rates, while narrowing the gap of existing liabilities of higher guarantee rates.

(5) Operational risk

Operational risk is the risk of loss resulting from inadequate or failure of proper internal controls on business processes, people and systems or from uncontrollable external events. The Group is exposed to many types of operational risks in the conduct of its business from inadequate or failure to obtain proper authorizations, supporting documentations and ensuring operational and informational security procedures as well as from frauds or errors by employees. The Group attempts to manage operational risk by establishing clear policies and requiring well-documented business processes to ensure transactions are properly authorized, supported and recorded.

(6) Capital management

The Group's capital requirements are primarily dependent on the scale and the type of business that it underwrites, as well as the industry and geographic location in which it operates. The primary objectives of the Group's capital management are to ensure that the Group complies with externally imposed capital requirements and that the Group maintains healthy capital ratios in order to support its business and to maximize shareholders' value.

The Group manages its capital requirements by assessing shortfalls, if any, between the reported and the required capital levels on a regular basis. Adjustments to current capital levels are made in light of changes in economic conditions and risk characteristics of the Group's activities. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid, return capital to ordinary shareholders or issue capital securities.

The Group fully complied with the externally imposed capital requirements during the Period and no changes were made to its capital base, objectives, policies and processes from the previous year.

41. RISK AND CAPITAL MANAGEMENT *(Continued)*

(6) Capital management *(Continued)*

The table below summarises the minimum regulatory capital for major insurance subsidiaries of the Group and the regulatory capital held against each of them.

	(Audited) June 30, 2007			(Audited) December 31, 2006		
	Regulatory capital held	**Minimum regulatory capital**	**Solvency margin ratio**	Regulatory capital held	Minimum regulatory capital	Solvency margin ratio
Ping An Life	**34,561**	**14,535**	**238%**	23,983	13,096	183%
Ping an Property & Casualty	**3,041**	**2,389**	**127%**	2,613	1,990	131%

The regulatory capital of Shenzhen Ping An Bank is analysed below.

	(Audited) June 30, 2007*		(Audited) December 31, 2006*	
	Regulatory capital held	**Minimum regulatory capital**	Regulatory capital held	Minimum regulatory capital
Core capital	**6,007**	**2,243**	4,761	1,765
Capital	**5,960**	**4,486**	4,714	3,530
Risk weighted assets	**56,075**		44,128	
Core capital adequacy ratio	**10.7%**		10.8%	
Capital adequacy ratio	**10.6%**		10.7%	

* As Shenzhen Ping An Bank (its original company name was Shenzhen Commercial Bank Co., Ltd. before its renaming on June 27, 2007) acquired 100% equity interest in Ping An Bank on June 26, 2007, the above capital information as at June 30, 2007 is presented based on the financial information of Shenzhen Ping An Bank after such business combination while the comparative information as at December 31, 2006 is presented based on the financial information of Shenzhen Commercial Bank Co., Ltd. only.

Regulatory capital of the Group's banking subsidiaries consists of core capital and supplementary capital. Core capital comprises paid-in capital, capital reserve, surplus reserve fund, retained earnings and minority interests less goodwill and 50% of certain long term investments etc. Supplementary capital includes subordinated long term debts, convertible bonds, preference shares, general reserves and revaluation reserves.

42. FAIR VALUE OF FINANCIAL INSTRUMENTS

Set out below is a comparison by category of carrying amounts and estimated fair values of the Group's major financial instruments.

	Carrying amounts		Estimated fair values	
(in RMB million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Financial assets				
Balances with central bank and statutory deposits	**11,220**	9,234	**11,220**	9,234
Cash and amounts due from banks and other financial institutions	**119,403**	95,912	**119,403**	95,912
Fixed maturity investments	**261,587**	213,041	**260,817**	220,288
Equity investments	**66,542**	46,729	**66,542**	46,729
Derivative financial assets	**16**	21	**16**	21
Loan and advances to customers	**58,427**	49,152	**58,427**	49,152
Premium receivables	**5,123**	2,939	**5,123**	2,939
Financial liabilities				
Due to banks and other financial institutions	**9,382**	5,138	**9,382**	5,138
Assets sold under agreements to repurchase	**22,805**	13,436	**22,805**	13,436
Derivative financial liabilities	**356**	178	**356**	178
Customer deposits	**77,930**	75,960	**77,930**	75,960

The principal methods and assumptions used by the Group in estimating the fair values of the financial instruments are:

(1) Fixed maturity investments: fair values are generally based upon quoted market prices. Where quoted market prices are not readily available, fair values are estimated using either prices observed in recent transactions or values obtained from discounted cash flow models using current market yield rate of comparable investments.

(2) Equity investments: fair values are based on quoted market prices except for certain unlisted equity investments, which are carried at cost as a reasonable estimate of their fair value.

(3) Others: carrying amounts of these assets and liabilities would approximate their fair values.

43. CASH AND CASH EQUIVALENTS

(in RMB million)	(Audited) June 30, 2007	(Audited) December 31, 2006
Balances with central bank	**2,142**	1,927
Cash and amounts due from banks and other financial institutions		
– Cash on hand	**405**	347
– Term deposits	**15,079**	18,356
– Placements with banks and other financial institutions	**57,572**	15,732
– Loans and advances	**183**	319
Equity investments		
– Money-market placements	**4,020**	2,114
Fixed maturity investments		
– Bonds within 3 months	**25,652**	438
– Assets purchased under agreements to resell	**10,798**	6,731
Subtotal	**115,851**	45,964
Investment-Linked	**4,253**	1,363
Total	**120,104**	47,327

The above money-market placements are non-interest bearing. The carrying amounts disclosed above approximate fair values at year end.

As at June 30, 2007

44. NOTE TO CONSOLIDATED CASH FLOW STATEMENT

Reconciliation of profit before tax to net cash from operating activities:

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Operating profit before tax	**9,969**	4,162
Adjustments for:		
Charge of impairment losses on investment properties, property and intangible assets	**9**	34
Depreciation	**400**	228
Amortization of intangible assets	**81**	9
Loss on disposal of investment properties, property and equipment and intangible assets	**1**	6
Investment income	**(25,668)**	(9,593)
Foreign currency losses	**335**	130
Provision for doubtful debts, net	**76**	11
Loan loss provisions, net of reversals	**(105)**	-
Operating loss before working capital changes	**(14,902)**	(5,013)

44. NOTE TO CONSOLIDATED CASH FLOW STATEMENT *(Continued)*

Reconciliation of profit before tax to net cash from operating activities: *(Continued)*

For the six months ended June 30, (in RMB million)	**(Audited) 2007**	(Unaudited) 2006
Operating loss before working capital changes	**(14,902)**	(5,013)
Changes in operational assets and liabilities:		
Increase in balances with central bank and statutory deposits	**(1,771)**	(5)
Decrease/(increase) in amounts due from banks and other financial institutions	**490**	(179)
Increase in premium receivables	**(2,184)**	(2,931)
Increase in reinsurance assets	**(990)**	(344)
Increase in loans and advances to customers	**(9,275)**	(1,098)
Increase in deferred policy acquisition costs	**(4,136)**	(2,702)
Increase in policyholder account assets in respect of insurance contracts	**(6,379)**	(3,663)
Increase in policyholder account assets in respect of investment contracts	**(579)**	(319)
Decrease/(increase) in other assets	**(1,706)**	851
Increase in insurance contract liabilities	**48,835**	33,682
Increase in investment contract liabilities for policyholders	**787**	319
Increase in due to banks and other financial institutions	**4,244**	72
Increase in customer deposits	**1,970**	2,143
Increase in derivative financial liabilities	**178**	38
Increase in policyholder dividend payable and provisions	**664**	1,614
Increase in other liabilities	**4,006**	984
Net cash inflow from financing activities for policyholders' accounts	**1,275**	1,646
Cash generated from operations	**20,527**	25,095
Income taxes paid	**(676)**	(51)
Net cash from operating activities	**19,851**	25,044

As at June 30, 2007

45. COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel comprise the Company's directors, supervisors, and senior officers as defined in the Company's articles of association. The summary of compensation of key management personnel for the Period is as follows:

For the six months ended June 30, (in RMB million)	(Audited) 2007	(Unaudited) 2006
Salaries and other short term employee benefits	**53**	42

The compensation expenses for share appreciation rights granted to key management personnel are not included in the above analysis. The cumulative number of share appreciation right units granted to key management personnel as at June 30, 2007 is 20 million (Audited December 31, 2006: 20 million). The expense in respect of cumulative share appreciation right units granted to key management personnel recognized in the income statement during the Period is RMB226 million (Unaudited six months ended June 30, 2006: RMB79 million).

46. SIGNIFICANT RELATED PARTY TRANSACTIONS

(1) The Company's related parties where control exists are mainly subsidiaries of the Company. For details, please refer to Note 23.

(2) The Company's related parties where significant influence exists are set out below:

Name of related parties	Relationship with the Company
HSBC Holdings Limited ("HSBC Holdings")	Parent of shareholders
HSBC Insurance Holdings Limited ("HSBC Insurance")	Shareholder
HSBC	Shareholder

In late August 2005, HSBC Holdings through its wholly owned subsidiaries, HSBC Insurance and HSBC held 19.9% of the Company's shares. Since then, HSBC Holdings and its subsidiaries became the Company's related parties who had significant influence over the Group.

As at June 30, 2007, HSBC Holdings held, through its subsidiaries, 16.79% equity interests in the Company.

As at June 30, 2007, the Group's aggregate bank balances with HSBC were approximately RMB235 million (Audited December 31, 2006: RMB710 million). Interest income earned by the Group on such bank balances for the Period was approximately RMB6 million (Unaudited six months ended June 30, 2006: RMB10 million).

(3) Please refer to Note 45 for compensation of key management personnel.

47. COMMITMENTS

(1) Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

(in RMB million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Contracted, but not provided for	**5,947**	3,431
Authorized, but not contracted for	**1,036**	1,182
Total	**6,983**	4,613

(2) Operating lease commitments

The Group leases office premises and staff quarters under various rental agreements. Future minimum lease payments under non-cancelable operating leases are as follows:

(in RMB million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Within 1 year	**491**	453
1-5 years	**725**	649
More than 5 years	**41**	65
Total	**1,257**	1,167

(3) Operating lease rental receivables

The Group leases its investment properties under various rental agreements. Future minimum lease receivables under non-cancelable operating leases are as follows:

(in RMB million)	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Within 1 year	**115**	59
1-5 years	**56**	63
More than 5 years	**64**	69
Total	**235**	191

As at June 30, 2007

47. COMMITMENTS *(Continued)*

(4) Credit commitments

(in RMB million)	(Audited) June 30, 2007	(Audited) December 31, 2006
Letter of credit issued	**652**	734
Acceptance issued	**9,680**	9,017
Guarantee issued	**7,404**	6,536
Loan commitment	**12,951**	12,823
Others	**4**	5
Total	**30,691**	29,115

48. EMPLOYEE BENEFITS

(1) Pension

The employees of the Group are mainly covered by various defined contribution pension plans. The Group makes and accrues on a monthly basis contributions to the pension plans, which are mainly sponsored by the related government authorities that are responsible for the pension liability to retired employees. Under such plans, the Group has no other significant legal or constructive obligations for retirement benefits beyond the said contributions, which are expensed as incurred. Certain employees are also provided with group life insurance but the amounts involved are insignificant.

(2) Housing benefits

The employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

(3) Medical benefits

The Group makes contributions for medical benefits to the local authorities in accordance with the relevant local regulations.

(4) Share appreciation rights scheme

On February 5, 2004, the Company's board of directors approved a scheme of share appreciation rights for the senior executives and certain key employees of the Group. No shares will be issued under this scheme. The rights are granted in units with each unit representing one H share of the Company. The rights to the units will be issued in the next five years. Upon exercise of the said rights, the participants will receive a cash payment, subject to the restrictions that the annual amount of aggregate benefit to all participants shall not exceed a percentage of the estimated net profits in the year in which the rights are exercised, which is equal to the product of the number of units exercised and the difference between the exercise price and market price of an H share at the time of exercise.

48. EMPLOYEE BENEFITS *(Continued)*

(4) Share appreciation rights scheme *(Continued)*

The expense recognized for employee services received during the Period is RMB777 million (Unaudited six months ended June 30, 2006: RMB249 million).

The following table illustrates the number of units in share appreciation rights during the Period.

(in million)	(Audited) 2007 Number of units	(Unaudited) 2006 Number of units
As at January 1,	**69**	54
Granted during the Period	**–**	–
As at June 30,	**69**	54

The fair value of share appreciation rights is initially measured at the grant date using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share appreciation rights were granted. The following table lists the inputs to the model used for the Period.

	June 30, 2007	December 31, 2006
Risk-free interest rate (%)	**1.5%**	1.5%
Expected dividend yield (%)	**1.0%**	1.0%
Expected volatility (%)	**33.1%**	31.0%
Expected life (in years)	**3-5**	3-5

The services received and liabilities to pay for those services are recognized over the expected vesting period. Until the liability is settled, it is remeasured at each reporting date with changes in fair value recognized in the income statement. The carrying amount of the liability relating to the share appreciation rights as at June 30, 2007 is RMB1,886 million (Audited December 31, 2006: RMB1,109 million).

49. CONTINGENT LIABILITIES

(1) Guarantees

Ping An Real Estate provided guarantees for value of certain investment properties under trust schemes managed by Ping An Trust. The guarantees provided were RMB160 million as at June 30, 2007 (Audited December 31, 2006: RMB 426 million.)

As at June 30, 2007

49. CONTINGENT LIABILITIES *(Continued)*

(2) Litigation

Owing to the nature of insurance and financial service business, the Group is involved in estimates, contingencies and legal proceedings in the ordinary course of business, including being the plaintiff or the defendant in litigation and arbitration. Legal proceedings mostly involve claims on the Group's insurance policies. Provision has been made for probable losses to the Group, including those claims where management can reasonably estimate the outcome of the lawsuits taking into account of any legal advice.

No provision has been made for pending lawsuits or possible violations of contracts when the outcome cannot be reasonably estimated or management believes the probability is low or remote. For pending lawsuits, management also believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group or any of its subsidiaries.

50. POST BALANCE SHEET EVENTS

(1) By July 20, 2007, the Group completed, through Ping An Trust, its acquisition of 30% equity interests in Shanxi Taichang Expressway Co., Ltd., 60% equity interests in Shanxi Changjin Expressway Co., Ltd. and 60% equity interests in Shanxi Jiaojin Expressway Co., Ltd. at an aggregate consideration of RMB 2.3 billion.

(2) On August 16, 2007, the directors proposed 2007 interim dividend distribution of RMB0.20 per ordinary share totaling RMB1,469 million.

51. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to current period's presentation. These reclassifications mainly include:

- reclassification to present interest income and interest expense for banking operation separately;
- reclassification to present fees and commission income from fees and commission expenses for non-insurance operations separately;
- reclassification to present loan loss provisions separately; and
- reclassification to present assets and liabilities on the face of balance sheet in a more condensed manner and to provide breakdown of certain assets and liabilities in the notes to the financial statements.

52. APPROVAL OF THE FINANCIAL STATEMENTS

These financial statements have been approved and authorized for issue by the Company's directors on August 16, 2007.

Ernst & Young Hua Ming (2007) Shen Zi No.60468101-B31

To the shareholders of
Ping An Insurance (Group) Company of China, Ltd.

We have audited the accompanying financial statements of Ping An Insurance (Group) Company of China, Ltd. (the "Company") and its subsidiaries (the "Group"), which comprise the consolidated and company balance sheets as at June 30, 2007, the consolidated and company income statements, statements of changes in equity and cash flow statements for the six months ended June 30, 2007 and notes to the financial statements.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The management is responsible for preparing financial statements in accordance with Accounting Standards for Business Enterprises. This responsibility includes (1) designing, implementing and maintaining internal controls relevant to the preparation of the financial statements that are free from material misstatement whether due to fraud or error; (2) selecting and applying appropriate accounting policies; and (3) making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Chinese Auditing Standards issued by the Chinese Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain a reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider the internal controls relevant to the entity's preparation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of the accounting polices used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements have been prepared in accordance with Accounting Standards for Business Enterprises and present fairly, in all material aspects, the financial position of the Group and the Company as at June 30, 2007 and the results of their operations and their cash flows for the six months ended June 30, 2007.

Ernst & Young Hua Ming

Chinese Certified Public Accountant **Zhang Xiaodong**

Chinese Certified Public Accountant **Huang Yuedong**

Beijing, The People's Republic of China

August 16, 2007

Consolidated Balance Sheet

June 30, 2007
(in RMB million)

	Notes VI	(Audited) June 30, 2007	(Audited) December 31, 2006
ASSETS			
Cash on hand and at bank	1	**83,789**	42,585
Balances with clearing companies	2	**1,591**	875
Precious metal		**1**	111
Placements with banks and other financial institutions	3	**1,101**	1,727
Held-for-trading financial assets	4	**73,436**	44,003
Derivative financial assets	5	**16**	21
Financial assets purchased under agreements to resell	6	**12,854**	7,251
Interest receivables	7	**4,716**	3,249
Premium receivables	8	**5,307**	3,073
Receivable from reinsurers		**2,205**	795
Unearned premium reserves receivable from reinsurers		**3,048**	2,437
Claim reserves receivable from reinsurers		**2,058**	1,724
Policyholders' reserves for life insurance receivable from reinsurers		**7**	–
Long-term reserves for health insurance receivable from reinsurers		**7**	–
Policy loans	9	**1,799**	1,381
Loans and advances to customers	10	**58,427**	49,152
Deposits with stock and futures exchanges		**1,139**	334
Term deposits	11	**50,503**	65,416
Available-for-sale financial assets	12	**132,443**	95,200
Held-to-maturity investments	13	**130,193**	129,250
Long-term equity investments	14	**211**	415
Goodwill	15	**475**	409
Statutory deposits		**1,520**	1,520
Investment properties	16	**3,789**	1,660
Fixed assets	17	**6,839**	4,552
Intangible assets	18	**922**	940
Deferred tax assets	19	**592**	888
Other assets	20	**4,155**	4,320
Total assets		**583,143**	463,288

The accompanying notes on pages 157 to 270 form an integral part of these financial statements.

Consolidated Balance Sheet

June 30, 2007
(in RMB million)

	Notes VI	**(Audited) June 30, 2007**	(Audited) December 31, 2006
LIABILITIES AND SHAREHOLDERS' EQUITY			
LIABILITIES			
Short-term borrowings	22	**557**	527
Due to banks and other financial institutions	23	**5,318**	3,465
Guarantee deposits	24	**5,865**	5,485
Placements from banks and other financial institutions	25	**1,871**	992
Derivative financial liabilities	5	**356**	178
Financial assets sold under agreements to repurchase	26	**22,883**	14,573
Customer bank deposits	27	**62,219**	66,725
Customer brokerage deposits	28	**9,846**	3,750
Premiums received in advance		**666**	1,352
Handling charges and commission payable		**1,427**	894
Due to reinsurers		**2,786**	746
Salary and welfare payable	29	**3,381**	2,133
Taxes payable	30	**1,509**	1,166
Interest payable		**355**	287
Claims payable		**4,274**	3,981
Policyholder dividends payable		**4,771**	4,107
Policyholder deposits and investments	31	**4,945**	4,049
Unearned premium reserves	32	**15,653**	12,937
Claim reserves	32	**7,436**	6,480
Policyholders' reserves for life insurance	32	**289,351**	248,574
Long-term reserves for health insurance	32	**34,399**	30,694
Long-term borrowings	33	**1,636**	155
Deferred tax liabilities	19	**3,555**	1,441
Other liabilities	34	**3,173**	1,971
Total liabilities		**488,232**	416,662

The accompanying notes on pages 157 to 270 form an integral part of these financial statements.

	Notes VI	**(Audited) June 30, 2007**	(Audited) December 31, 2006
LIABILITIES AND SHAREHOLDERS' EQUITY *(Continued)*			
SHAREHOLDERS' EQUITY			
Share capital	*35*	**7,345**	6,195
Capital reserves	*36*	**63,833**	23,246
Surplus reserves		**6,928**	6,120
General risk provision	*37*	**517**	517
Retained profits		**14,821**	9,182
Foreign currency translation differences		**(48)**	–
Attributable to shareholders of the parent		**93,396**	45,260
Minority interests		**1,515**	1,366
Total shareholders' equity		**94,911**	46,626
Total liabilities and shareholders' equity		**583,143**	463,288

The financial statements on pages 141 to 270 have been signed by:

MA Mingzhe	**CHEUNG Chi Yan Louis**	**MAK, Wai Lam William**
Chairman and Chief Executive Officer	*President and Chief Financial Officer*	*Deputy Chief Financial Officer*

The accompanying notes on pages 157 to 270 form an integral part of these financial statements.

Consolidated Income Statement

For the six months ended June 30, 2007
(in RMB million)

	Notes VI	**(Audited) For the six months ended June 30, 2007**	(Unaudited) For the six months ended June 30, 2006
Operating income			
Premium income	39	**53,885**	46,000
Including reinsurance premium income	39	**47**	7
Less: Premium ceded to reinsurers		**(2,600)**	(2,466)
Change in unearned premium reserves	40	**(2,105)**	(2,054)
Earned premium		**49,180**	41,480
Interest income from banking operations		**1,716**	22
Interest expense of banking operations		**(689)**	(1)
Net interest income from banking operations	41	**1,027**	21
Fees and commission income		**1,357**	218
Fees and commission expenses		**(213)**	(30)
Net income from fees and commission	42	**1,144**	188
Investment income	43	**29,124**	8,802
Gains from changes in fair values	44	**3,094**	4,001
Foreign exchange losses		**(335)**	(130)
Other operating income		**817**	265
Total operating income		**84,051**	54,627
Operating expenses			
Surrenders		**(5,919)**	(3,910)
Claims paid	45	**(11,791)**	(7,814)
Less: Reinsurers' share of claims paid		**1,167**	1,132
Change in insurance contract reserves	46	**(44,949)**	(30,021)
Less: Reinsurers' share of insurance contract reserves	47	**348**	9
Policyholder dividends		**(897)**	(1,714)
Expenses for reinsurance accepted		**(7)**	(1)
Business tax and surcharges	48	**(1,742)**	(774)
Insurance related handling charges and commission	49	**(5,666)**	(3,932)
General and administrative expenses	50	**(6,571)**	(3,986)
Less: Reinsurers' share of expenses		**675**	922
Other operating expenses		**(195)**	(66)
Impairment losses	51	**(17)**	(45)
Total operating expenses		**(75,564)**	(50,200)

The accompanying notes on pages 157 to 270 form an integral part of these financial statements.

	Notes VI	**(Audited) For the six months ended June 30, 2007**	(Unaudited) For the six months ended June 30, 2006
Operating profit		**8,487**	4,427
Add: Non-operating income		**435**	16
Less: Non-operating expenses		**(50)**	(17)
Profit before tax		**8,872**	4,426
Less: Income taxes	52	**(546)**	(420)
Net Profit		**8,326**	4,006
Attributable to:			
Shareholders of the parent		**8,063**	3,945
Minority interests		**263**	61
		8,326	4,006
		RMB	*RMB*
Earnings per share			
Basic and diluted earnings per share	53	**1.16**	0.64

The accompanying notes on pages 157 to 270 form an integral part of these financial statements.

Consolidated Cash Flow Statement

For the six months ended June 30, 2007
(in RMB million)

		Notes VI	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
I.	**Cash flows from operating activities:**			
	Premiums received from direct business		**50,918**	41,567
	Net cash from reinsurance business		**(88)**	32
	Increase in policyholder deposits and investments		**896**	342
	Increase/(decrease) in customer bank deposits and due to banks and other financial institutions		**(2,653)**	92
	Increase in placement from other financial institutions		**491**	681
	Cash received from interest, fees and commission income		**3,073**	238
	Net increase in placements from banks and other financial institutions		**879**	–
	Cash received from other operating activities		**7,993**	1,370
	Sub-total of cash inflows		**61,509**	44,322
	Direct business claims paid		**(11,366)**	(7,535)
	Policyholder dividends paid		**(232)**	(100)
	Net increase in loans and advances to customers		**(9,196)**	–
	Net increase in deposits with central bank and other financial institutions		**(1,577)**	(5)
	Interest, handling charges and commission paid		**(6,035)**	(3,746)
	Cash paid to and for employees		**(2,115)**	(1,849)
	Cash paid for taxes and surcharges		**(2,065)**	(705)
	Cash paid for other operating activities		**(8,921)**	(5,374)
	Sub-total of cash outflows		**(41,507)**	(19,314)
	Net cash flows from operating activities	56	**20,002**	25,008

The accompanying notes on pages 157 to 270 form an integral part of these financial statements.

		Notes VI	**(Audited) For the six months ended June 30, 2007**	(Unaudited) For the six months ended June 30, 2006
II.	**Cash flows from investing activities:**			
	Cash received from sales and redemption of investments		**116,021**	56,536
	Cash received from returns on investment		**12,117**	5,160
	Net cash received from disposals of fixed assets, intangible assets and other long-term assets		**92**	9
	Sub-total of cash inflows		**128,230**	61,705
	Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		**(2,043)**	(527)
	Cash paid for acquisition of investments		**(116,953)**	(73,892)
	Policy loans drawn		**(418)**	(212)
	Acquisition of a subsidiary		**(382)**	–
	Acquisition of minority interest in a subsidiary		**(229)**	–
	Sub-total of cash outflows		**(120,025)**	(74,631)
	Net cash flows from investing activities		**8,205**	(12,926)
III.	**Cash flows from financing activities:**			
	Cash received from capital contributions		**38,222**	–
	Cash received from borrowings		**192**	2
	Cash received from other financing activities		**8,310**	–
	Sub-total of cash inflows		**46,724**	2
	Cash paid for distribution of dividends and interest		**(2,080)**	(1,325)
	Including dividends paid to minority shareholders		**(34)**	(50)
	Cash paid for other financing activities		**–**	(6,460)
	Sub-total of cash outflows		**(2,080)**	(7,785)
	Net cash flows from financing activities		**44,644**	(7,783)

The accompanying notes on pages 157 to 270 form an integral part of these financial statements.

Consolidated Cash Flow Statement

For the six months ended June 30, 2007
(in RMB million)

		Notes VI	**(Audited) For the six months ended June 30, 2007**	(Unaudited) For the six months ended June 30, 2006
IV.	**Effect of changes in foreign exchange rate on cash and cash equivalents**		**(74)**	(18)
V.	**Net increase in cash and cash equivalents**	56	**72,777**	4,281
	Add: Beginning balance of cash and cash equivalents	56	**47,327**	25,488
VI.	**Ending balance of cash and cash equivalents**	56	**120,104**	29,769

The accompanying notes on pages 157 to 270 form an integral part of these financial statements.

Consolidated Statement of Changes in Equity

For the six months ended June 30, 2007
(in RMB million)

			For the six months ended June 30, 2007							
			Equity attributable to shareholders of the parent							
Item		Notes III	Share capital (Audited)	Capital reserves (Audited)	Surplus reserves (Audited)	General risk provision (Audited)	Retained profits (Audited)	Foreign currency translation differences (Audited)	Minority interests (Audited)	Total (Audited)
I.	**Prior year's ending balance**		6,195	15,163	6,126	517	8,667	-	1,251	37,919
	Add: Changes in accounting policies	39	-	8,083	(6)	-	515	-	115	8,707
II.	**Current period's beginning balance**		6,195	23,246	6,120	517	9,182	-	1,366	46,626
III.	**Changes in current period**									
	(1) Net profit		-	-	-	-	8,063	-	263	8,326
	(2) Gains/(losses) recognized directly in equity									
	Net gains from changes in fair values of available-for-sale financial assets									
	Recognized directly in equity		-	15,367	-	-	-	-	154	15,521
	Transferred to the income statement		-	(8,727)	-	-	-	-	(88)	(8,815)
	Related tax effect of items recognized directly in equity		-	(2,443)	-	-	-	-	(25)	(2,468)
	Others		-	(682)	-	-	-	(48)	(121)	(851)
	Sub-total of (1) and (2)		-	3,515	-	-	8,063	(48)	183	11,713
	(3) Paid-in-capital		1,150	37,072	-	-	-	-	-	38,222
	(4) Profit appropriation									
	Appropriation to surplus reserves		-	-	808	-	(808)	-	-	-
	Distribution to shareholders		-	-	-	-	(1,616)	-	(34)	(1,650)
IV.	**Current period's ending balance**		7,345	63,833	6,928	517	14,821	(48)	1,515	94,911

The accompanying notes on pages 157 to 270 form an integral part of these financial statements.

Consolidated Statement of Changes in Equity

For the six months ended June 30, 2007
(in RMB million)

			For the six months ended June 30, 2006							
			Equity attributable to shareholders of the parent							
Item		Notes III	Share capital (Unaudited)	Capital reserves (Unaudited)	Surplus reserves (Unaudited)	General risk provision (Unaudited)	Retained profits (Unaudited)	Foreign currency translation differences (Unaudited)	Minority interests (Unaudited)	Total (Unaudited)
I.	**Prior year's ending balance**		6,195	15,163	5,526	430	5,350	-	525	33,189
	Add: Changes in accounting policies	39	-	626	(127)	-	(721)	-	(2)	(224)
II.	**Current period's beginning balance**		6,195	15,789	5,399	430	4,629	-	523	32,965
III.	**Changes in current period**									
	(1) Net profit		-	-	-	-	3,945	-	61	4,006
	(2) Gains/(losses) recognized directly in equity									
	Net gains from changes in fair values of available-for-sale financial assets									
	Recognized directly in equity		-	4,124	-	-	-	-	37	4,161
	Transferred to the income statement		-	(1,204)	-	-	-	-	(12)	(1,216)
	Related tax effect of items recognized directly in equity		-	(438)	-	-	-	-	(4)	(442)
	Others		-	(908)	-	-	-	-	(9)	(917)
	Sub-total of (1) and (2)		-	1,574	-	-	3,945	-	73	5,592
	(3) Profit appropriation									
	Distribution to shareholders		-	-	-	-	(1,239)	-	(50)	(1,289)
IV.	**Current period's ending balance**		6,195	17,363	5,399	430	7,335	-	546	37,268

The accompanying notes on pages 157 to 270 form an integral part of these financial statements.

Balance Sheet

June 30, 2007
(in RMB million)

	Notes XIV	**(Audited) June 30, 2007**	(Audited) December 31, 2006
ASSETS			
Cash on hand and at bank	*1*	**44,458**	3,139
Held-for-trading financial assets	*2*	**5,318**	5,458
Interest receivables		**92**	29
Term deposits	*3*	**448**	776
Available-for-sale financial assets	*4*	**5,455**	4,227
Long-term equity investments	5	**17,568**	17,368
Fixed assets		**63**	69
Intangible assets		**10**	18
Other assets		**328**	422
Total assets		**73,740**	31,506
LIABILITIES AND SHAREHOLDERS' EQUITY			
LIABILITIES			
Placements from banks and other financial institutions	*7*	**1,751**	820
Salary and welfare payable	*8*	**890**	586
Taxes payable	*9*	**179**	75
Deferred tax liabilities	*6*	**170**	93
Other liabilities		**132**	146
Total liabilities		**3,122**	1,720
SHAREHOLDERS' EQUITY			
Share capital		**7,345**	6,195
Capital reserves	*10*	**52,425**	15,731
Surplus reserves		**5,429**	4,969
General risk provision		**395**	395
Retained profits		**5,024**	2,496
Total shareholders' equity		**70,618**	29,786
Total liabilities and shareholders' equity		**73,740**	31,506

The accompanying notes on pages 157 to 270 form an integral part of these financial statements.

Income Statement

For the six months ended June 30, 2007
(in RMB million)

	Notes XIV	**(Audited) For the six months ended June 30, 2007**	(Unaudited) For the six months ended June 30, 2006
Operating income			
Investment income	*11*	**4,878**	5,213
Gains from changes in fair values	*12*	**359**	69
Foreign exchange losses		**(25)**	(5)
Other operating income		**130**	30
Total operating income		**5,342**	5,307
Operating expenses			
Business tax and surcharges	*13*	**(54)**	(3)
General and administrative expenses	*14*	**(504)**	(265)
Total operating expenses		**(558)**	(268)
Operating profit		**4,784**	5,039
Less: Non-operating expenses		**(1)**	–
Profit before tax		**4,783**	5,039
Less: Income taxes	*15*	**(179)**	(38)
Net profit		**4,604**	5,001

The accompanying notes on pages 157 to 270 form an integral part of these financial statements.

Cash Flow Statement

For the six months ended June 30, 2007
(in RMB million)

		(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
I.	**Cash flows from operating activities:**		
	Cash received from other operating activities	**129**	5
	Sub-total of cash inflows	**129**	5
	Cash paid to and for employees	**(89)**	(107)
	Cash paid for taxes and surcharges	**(90)**	(5)
	Cash paid for other operating activities	**(185)**	(53)
	Sub-total of cash outflows	**(364)**	(165)
	Net cash flows from operating activities	**(235)**	(160)
II.	**Cash flows from investing activities:**		
	Cash received from sales and redemption of investments	**7,443**	4,737
	Cash received from return on investment	**3,897**	5,087
	Net cash received from disposals of fixed assets and intangible assets	**14**	–
	Sub-total of cash inflows	**11,354**	9,824
	Cash paid for acquisitions of fixed assets	**(11)**	(21)
	Cash paid for acquisition of investments	**(6,359)**	(10,798)
	Sub-total of cash outflows	**(6,370)**	(10,819)
	Net cash flows from investing activities	**4,984**	(995)

The accompanying notes on pages 157 to 270 form an integral part of these financial statements.

Cash Flow Statement

For the six months ended June 30, 2007
(in RMB million)

		Notes XIV	**(Audited) For the six months ended June 30, 2007**	(Unaudited) For the six months ended June 30, 2006
III.	**Cash flows from financing activities:**			
	Cash received from capital contributions		**38,222**	–
	Cash received from borrowings		**931**	1,247
	Sub-total of cash inflows		**39,153**	1,247
	Cash paid for distribution of dividends and interests		**(1,571)**	(1,243)
	Cash paid for other financing activities		**–**	(1,119)
	Sub-total of cash outflows		**(1,571)**	(2,362)
	Net cash flows from financing activities		**37,582**	(1,115)
IV.	**Effect of changes in foreign exchange rate on cash and cash equivalents**		**(16)**	(5)
V.	**Net increase in cash and cash equivalents**	*16*	**42,315**	(2,275)
	Add: Beginning balance of cash and cash equivalents	*16*	**3,448**	2,637
VI.	**Ending balance of cash and cash equivalents**	*16*	**45,763**	362

The accompanying notes on pages 157 to 270 form an integral part of these financial statements.

Statement of Changes in Equity

For the six months ended June 30, 2007
(in RMB million)

Item			For the six months ended June 30, 2007					
			Share capital (Audited)	Capital reserves (Audited)	Surplus reserves (Audited)	General risk provision (Audited)	Retained profits (Audited)	Total (Audited)
I.	**Prior year's ending balance**		6,195	15,163	6,126	517	8,678	36,679
	Add: Changes in accounting policies		-	568	(1,157)	(122)	(6,182)	(6,893)
II.	**Current period's beginning balance**		6,195	15,731	4,969	395	2,496	29,786
III.	**Changes in current period**							
	(1)	Net profit	-	-	-	-	4,604	4,604
	(2)	Gains/(losses) recognized directly in equity						
		Net gains from changes in fair values of available-for-sale financial assets						
		Recognized directly in equity	-	(379)	-	-	-	(379)
		Transferred to the income statement	-	(125)	-	-	-	(125)
		Related tax effect of items recognized directly in equity	-	126	-	-	-	126
		Sub-total of (1) and (2)	-	(378)	-	-	4,604	4,226
	(3)	Paid-in-capital	1,150	37,072	-	-	-	38,222
	(4)	Profit appropriation						
		Appropriation to surplus reserves	-	-	460	-	(460)	-
		Distribution to shareholders	-	-	-	-	(1,616)	(1,616)
IV.	**Current period's ending balance**		7,345	52,425	5,429	395	5,024	70,618

The accompanying notes on pages 157 to 270 form an integral part of these financial statements.

Statement of Changes in Equity

For the six months ended June 30, 2007
(in RMB million)

Item		For the six months ended June 30, 2006					
		Share capital (Unaudited)	Capital reserves (Unaudited)	Surplus reserves (Unaudited)	General risk provision (Unaudited)	Retained profits (Unaudited)	Total (Unaudited)
I.	**Prior year's ending balance**	6,195	15,163	5,526	430	5,350	32,664
	Add: Changes in accounting policies	-	7	(1,112)	(35)	(7,002)	(8,142)
II.	**Current period's beginning balance**	6,195	15,170	4,414	395	(1,652)	24,522
III.	**Changes in current period**						
	(1) Net profit	-	-	-	-	5,001	5,001
	(2) Gains/(losses) recognized directly in equity						
	Net gains from changes in fair values of available-for-sale financial assets						
	Recognized directly in equity	-	301	-	-	-	301
	Transferred to the income statement	-	(17)	-	-	-	(17)
	Related tax effect of items recognized directly in equity	-	(43)	-	-	-	(43)
	Sub-total of (1) and (2)	-	241	-	-	5,001	5,242
	(3) Profit appropriation						
	Distribution to shareholders	-	-	-	-	(1,239)	(1,239)
IV.	**Current period's ending balance**	6,195	15,411	4,414	395	2,110	28,525

The accompanying notes on pages 157 to 270 form an integral part of these financial statements.

June 30, 2007
(in RMB million)

I. CORPORATE INFORMATION

Ping An Insurance (Group) Company of China, Ltd. (the "Company") was incorporated in Shenzhen, the People's Republic of China (the "PRC") on March 21, 1988 as Shenzhen Ping An Insurance Company, and was engaged primarily in property & casualty insurance business in Shenzhen. With the expansion of business, the Company was renamed as Ping An Insurance Company of China in 1992. The Company started to be engaged in life insurance business from July 1994 and subsequently changed its name to Ping An Insurance Company of China, Ltd. in January 1997.

China Insurance Regulatory Commission (the "CIRC") issued the "Approval of separation of business operations of Ping An Insurance Company of China, Ltd (Baojianfu [2002] No.32)"on April 2, 2002 and agreed with the Company's proposal on the "Separation of business operations of Ping An Insurance Company of China, Ltd". According to the proposal, the Company will be renamed as Ping An Insurance (Group) Company of China, Ltd. The Company will also establish Ping An Property & Casualty Insurance Company of China, Ltd. (the "Ping An Property & Casualty") and Ping An Life Insurance Company of China, Ltd. (the "Ping An Life"), China Ping An Trust & Investment Co., Ltd. (the "Ping An Trust") which holds shares of Ping An Securities Company, Ltd (the "Ping An Securities").

Based on "Approval of changes in Ping An Insurance Company of China" (Baojianbianshen [2002] No.98), "Approval of establishment of Ping An Property & Casualty Insurance Company of China, Ltd." (Baojianjishen [2002] No.350) and "Approval of establishment of Ping An Life Insurance Company of China, Ltd." (Baojianjishen [2002] No.351) issued by CIRC on October 28, 2002, the Company was renamed as Ping An Insurance (Group) Company of China, Ltd., and Ping An Property & Casualty and Ping An Life were established. The Company obtained its revised business license on January 24, 2003 while Ping An Property & Casualty and Ping An Life obtained their revised business licenses on December 24, 2002 and December 17, 2002, respectively.

Based on "Approval of Ping An Insurance (Group) Company of China, Ltd. to list overseas and issue H Shares," (Baojianfu [2003] No.228) issued by CIRC and "Approval of Overseas Share Issuance by Ping An Insurance (Group) Company of China, Ltd., "(Zhengjianguohezi [2004] No.18) issued by China Securities Regulatory Commission (the "CSRC"), the Company was allowed to issue 1,261,720,000 H shares. The H shares were listed on the Hong Kong Stock Exchange on June 24, 2004.

Based on "Approval of Ping An Insurance (Group) Company of China, Ltd. to issue A shares," (Zhengjianfaxingzi [2007] No.29) issued by CSRC, the Company was allowed to issue 1,150,000,000 A shares. The A shares were listed on the Shanghai Stock Exchange on March 1, 2007.

The business scope of the Company includes investing in insurance and authorized financial enterprises, supervising and managing domestic and overseas business of subsidiaries and utilizing insurance funds. The Company is also approved to carry out domestic and overseas insurance and other businesses. The Group mainly provides integrated financial products and services, including life insurance, property and casualty insurance, trust business, securities business, banking business and other services.

June 30, 2007
(in RMB million)

II. STATEMENT OF COMPLIANCE

The financial statements are prepared in accordance with the Accounting Standards for Business Enterprises (ASBE) and the Implementation Guidelines issued by the Ministry of Finance of the PRC (MOF) in 2006 and other relevant regulations.

The Company is listed in both the A and H share stock markets and needs to prepare financial statements using PRC GAAP and International Financial Reporting Standards for investors of both markets. In accordance with the Accounting Standards for Business Enterprises No. 38 – First-Time Adoption of Accounting Standards for Business Enterprises and Experts' Opinions on Implementation of Accounting Standards for Business Enterprises issued by the Ministry of Finance on February 1, 2007, the Group restated its comparative figures retrospectively as a result of the change in accounting policies and consistently applied the accounting policies for the accounting periods covered by this financial statements. The impact of the change in accounting policies on the Group's equity as at December 31, 2006 and the Group's net profit for the six-months accounting period ended June 30, 2006 is shown in note III, 39.

The financial statements fairly and completely reflect the financial position on June 30, 2007 and the operating results and cash flow for the 6 months ended June 30, 2007 of the Company and the Group.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

1. Accounting year

The accounting year of the Group is from January 1 to December 31 of each calendar year.

2. Functional currency

The functional currency of the Company's domestic subsidiaries is Renminbi ("RMB"), and the functional currency of its overseas subsidiaries is Hong Kong dollars ("HKD"). The financial statements adopt RMB as the presentation currency and are expressed in RMB million unless otherwise stated.

3. Basis of accounting and measurement basis

The Group's accounts have been prepared on an accrual basis. Assets and liabilities are recorded using historical cost as the basis of measurement except for those financial instruments measured at fair value and certain insurance contract reserves.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

4. Principles of consolidation

The Group's consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Subsidiaries are those entities which the Company has control over. The Company has control over an entity when it can exercise control over the entity's financial and operating policies in order to gain economic benefits from the entity's operations.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All significant intra-group transactions and balances are eliminated in consolidation.

The consolidated portion of shareholders' equity of the subsidiaries not held by the Group is presented separately as minority interests in the consolidated financial statements.

Business combinations not involving entities under common control

Business combinations not involving entities under common control are accounted for using the purchase method. The cost of acquisition is measured as the aggregate of the fair values of the assets given, liabilities incurred or assumed and equity instruments issued by the acquirer at the acquisition date, in exchange for control of the acquiree. The Group, at the acquisition date, recognizes the acquiree's identifiable assets, liabilities and contingent liabilities at their fair values at that date.

Where the cost of a business combination exceeds the acquirer's interest in the fair value of the acquiree's identifiable net assets, the difference is recognized as goodwill and measured at cost less accumulated impairment losses. Where the cost of a business combination is less than the acquirer's interest in the fair value of the acquiree's identifiable net assets, the difference is, after reassessment, recognized in the profit or loss for the current period.

The operating results of the acquiree are consolidated from the date the Group obtains control, until the date when such control transfers out of the Group.

Business combinations involving entities under common control

Business combinations involving entities under common control are accounted for using a method similar to the pooling of interest method. Except for adjustments made due to different accounting policies compared to those of the Group, assets and liabilities of the party being absorbed, which are obtained in the business combination, are measured at their carrying amounts at the combination date as recorded by the party being absorbed. The difference between the carrying amount of the consideration paid for the combination and the carrying amount of the net assets obtained is adjusted to capital reserve; if the capital reserve is not sufficient to absorb the difference, any excess shall be adjusted to retained earnings. The net profit made by the party being absorbed before the combination is included in the consolidated income statement.

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

5. Foreign currency translation

Domestic subsidiaries of the Group keep separate books for foreign currency transactions, and these transactions are initially recorded in the original currencies. At the balance sheet date, foreign currency monetary items are translated using the spot exchange rate at the balance sheet date, while foreign currency non-monetary items measured at historical cost continue to be translated at the spot exchange rate at the dates of the transactions. Exchange differences arising from differences between the spot exchange rate prevailing at the balance sheet date and those spot rates used on initial recognition or at the previous balance sheet date are recognized in profit or loss for the current period in which they arise.

The Group translates the functional currencies of foreign operations into Renminbi when preparing the financial statements. Asset and liability items in the balance sheet are translated at the spot exchange rate prevailing at the balance sheet date. Shareholders' equity items, except for retained earnings, are translated at the spot exchange rates at the date when such items arose. Income and expense items in the income statement are translated using the average exchange rate for the period when transactions occur. Translation differences arising from the above translation are presented as a separate line item under shareholders' equity in the balance sheet. When a foreign operation is disposed of, the translation differences relating to translation of the financial statements of that foreign operation are transferred to profit or loss in the period in which the disposal occurs. All items in the cash flow statement are translated using the current period's average exchange rate.

6. Cash equivalents

Cash equivalents are short-term, highly liquid investments which are readily convertible to known amounts of cash, and subject to an insignificant risk of changes in value, and includes balances with central bank without restrictions, balances with banks and other financial institutions and placements with banks and other financial institutions with original maturities of less than three months.

7. Customer deposits held for securities trading

Customer deposits held for securities trading are deposited in designated bank accounts by the Group. These deposits are recognized as a liability when received for the purpose of settlement with customers.

The Group acts on behalf of customers to purchase and sell securities through stock exchanges. If the total amount of securities purchased is greater than that of securities sold on each settlement date, customer deposits are reduced for the net purchases of securities on the settlement day plus withholding stamp duty and commission expenses due from customers. If the total amount of securities purchased is less than that of securities sold, customer deposits are increased for the net sales of securities less withholding stamp duty and commission expenses due from customers.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

8. Securities underwriting business

The Group accounts for securities underwriting business on the following basis according to the underwriting methods agreed with the issuers:

(1) Where the Group undertakes to purchase all underwritten securities upfront, the Group recognizes an asset at cost upon purchase of the underwritten securities. When the securities are sold to investors, the income for underwriting the securities is determined at the sales price, while the cost is calculated at purchase price. Unsold securities are transferred into investments at cost after the underwriting period.

(2) Where the Group undertakes to purchase all underwritten securities not sold to investors at the end of the underwriting period, the Group will not recognize an asset or a liability upon receipt of the underwritten securities, but will keep a specific record of these securities. Unsold securities are transferred into investments at underwriting price after the underwriting period.

(3) Where the Group does not undertake to purchase any underwritten securities unsold at the end of the underwriting period, the Group does not recognize an asset or a liability upon receipt of the underwritten securities, but will keep a specific record of these securities.

(4) Underwriting commission income is recognized upon completion of underwriting service.

9. Financial instruments

The Group recognizes a financial asset or a financial liability when it becomes a party to the contractual provisions of the financial instrument.

The Group classifies its financial assets into four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables, and available-for-sale financial assets. The Group classifies its financial liabilities into two categories: financial liabilities at fair value through profit or loss and other financial liabilities. Financial assets and financial liabilities are initially recognized at fair value. For financial assets or liabilities at fair value through profit or loss, relevant transaction costs are directly recognized in profit or loss; for other financial assets or financial liabilities, relevant transaction costs are recognized in their initial recognition amount.

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

9. Financial instruments *(Continued)*

Financial assets or financial liabilities at fair value through profit or loss comprise held-for-trading financial assets or financial liabilities and those designated at fair value through profit or loss at inception. Financial assets or financial liabilities and derivative financial instruments are classified as held-for-trading if they are acquired or incurred principally for the purpose of selling or repurchasing in the near term. For financial assets or financial liabilities designated as at fair value through profit or loss, one of the following criteria must be met:

- the designation eliminates or significantly reduces recognition or measurement inconsistency of the related gains or losses that would otherwise arise from measuring the assets or liabilities on a different basis; or

- the group of financial assets, financial liabilities or both which are managed and their performance is evaluated on a fair value basis, in accordance with the formal documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group's key management personnel; or

- the financial asset or financial liability comprises embedded derivative instrument which needs to be performed separately.

Financial assets or financial liabilities at fair value through profit or loss are initially recorded at fair value. Subsequent to initial recognition, they are re-measured at fair value. Gains or losses arising from fair value changes are recognized in profit or loss.

Held-to-maturity investments are non-derivative financial assets with fixed maturity and fixed or determinable payments that the Group has the positive intention and ability to hold to maturity. Subsequent to initial recognition, these financial assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when such financial assets are derecognized or impaired, as well as through the amortization process.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, these financial assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when such financial assets are derecognized or impaired, as well as through the amortization process.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

9. Financial instruments *(Continued)*

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or those financial assets that are not classified in any of the above categories. Subsequent to initial recognition, these financial assets are measured at fair value. Gains and losses arising from fair value changes except for impairment losses and translation differences, are recognized directly in shareholders' equity, until the financial assets are derecognized or impaired upon which the cumulative gains or losses are removed from shareholders' equity and recognized in profit or loss. Dividend or interest income derived from available-for sale financial assets are recognized in profit and loss.

Equity investments that are not quoted in an active market and whose fair value cannot be reliably measured are carried at cost.

Other financial liabilities are carried at amortized cost using the effective interest method.

10. Derivative financial instruments

Derivative financial instruments include options embedded in convertible bonds purchased by the Group, embedded derivatives separated from insurance contracts, interest rate swaps and futures, credit default swaps, cross currency swaps, forward currency contracts, and options on interest rates, currencies and equities, etc. Derivativel financial instruments are classified as held-for-trading financial assets or financial liabilities unless they are designated as effective hedging instruments. All derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative.

Embedded derivatives are treated as separate derivatives and are recorded at fair value, if their economic characteristics and risks are not closely related to those of the related host contract and the host contract is not itself recorded at fair value through the income statement. If embedded derivatives cannot be measured separately at acquisition or at balance sheet date, the hybrid instrument is designated wholly as financial asset or financial liability at fair value through profit or loss.

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

11. Fair value of financial instruments

If there is an active market for a financial instrument, the Group uses quoted prices in the active market to establish its fair value.

For financial instruments where there is no active market, the fair value is established by using valuation techniques. For application of valuation techniques in establishing fair value of financial instruments, please refer to Note III, 40.

12. Impairment of financial assets

The Group assesses at the balance sheet date the carrying amount of financial assets other than those at fair value through profit and loss. If there is any objective evidence that a financial asset is impaired, the Group provides for such impairment losses.

If financial assets carried at amortized cost are impaired, the carrying amount of the financial assets is reduced to the present value of estimated future cash flows (excluding future credit losses that have not been incurred). The reduction is recognized as an impairment loss in the income statement. If, in a subsequent period, there is objective evidence of a recovery in value of the financial assets which can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized in profit and loss. Any reversal of an impairment loss is recognized, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date, as if no impairment provision was made for that asset.

For a financial asset that is individually significant, the Group assesses the asset individually for impairment, and recognizes the amount of impairment in profit or loss if there is objective evidence of impairment. For a financial asset that is not individually significant, the Group assess the asset individually for impairment or include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether the financial asset is individually significant or not, the financial asset is included in a group of financial assets with similar credit risk characteristics and collectively assessed for impairment. Financial assets for which an impairment loss is individually recognized are not included in the collective assessment for impairment.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

12. Impairment of financial assets *(Continued)*

If an available-for-sale financial asset is impaired, the cumulative loss arising from decline in fair value that had been recognized directly in shareholders' equity is removed from shareholders' equity and recognized in profit or loss. The cumulative loss that is removed from shareholders' equity is the difference between its acquisition cost (net of any principal repayment and amortization) and its current fair value, less any impairment loss previously recognized in profit and loss. Impairment losses recognized for equity instruments classified as available-for-sale are not reversed. If, after an impairment loss has been recognized on an available-for-sale debt instrument, and the fair value of the debt instrument increases in a subsequent period whereby the increase can be objectively related to an event occurring after the impairment losses were recognized, the impairment loss is reversed and recognized in profit or loss.

If an impairment loss has been incurred on an investment in an unquoted equity instrument (without a quoted price from an active market) whose fair value cannot be reliably measured, or on a derivative financial asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the equity instrument or the derivative financial asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. The impairment losses recognized on such assets cannot be reversed.

13. Derecognition of financial assets

A financial asset is derecognized when one of the following criterias is met:

(1) the contractual right of receiving the cash flows generated from the financial asset is terminated;

(2) the financial asset has been transferred, and met the following derecognizing criterias for financial assets transformation.

A financial asset is derecognized when the Group has transferred substantially all the risks and rewards of the ownership of such financial asset; if the Group has retained substantially all the risks and rewards of ownership of the financial asset, such financial asset is not derecognized.

When the Group has neither transferred nor retained substantially all the risks and rewards of ownership of the financial asset, if the Group has relinquished control of the financial asset, the financial asset is derecognized. If the Group has control of the financial asset, it recognizes the financial asset to the extent of its continuing involvement in the transferred financial asset and recognizes an associated liability.

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

14. Assets purchased under agreements to resell and assets sold under repurchase agreements

Assets purchased under agreements to resell and assets sold under repurchase agreements are recorded as the amount actually paid or received when the transactions occurred, and are recognized in the balance sheet. The underlying assets of the agreements to resell are recorded off balance sheet, while the underlying assets of the repurchase agreements continue to be recorded in the balance sheet.

The bid and ask spread of the assets purchased under agreements to resell and assets sold under repurchase agreements are recognized using actual interest rate method as interest income and interest expense in the reselling or repurchasing period.

15. Long-term equity investments

Long-term equity investments are initially accounted for at cost on acquisition.

The cost method is used when the Company controls the investee or when the Company does not control, jointly control or have significant influence over the investee and the long-term equity investments have no quotation in active markets, and no fair value can be reliably measured.

When the cost method is used, profit distributions or cash dividends declared by the investee are recognized as investment income for the current period. The amount of investment income recognized is limited to the amount distributed out of accumulated net profit of the investee that arises after the investment was made. The amount of profit distributions or cash dividends declared by the investee in excess of the above threshold is treated as a recovery of initial investment cost.

The equity method is used to account for long-term equity investments the Company can jointly control or has significant influence over the investee.

Under the equity method, any excess of the initial investment cost over the Company's share of the net fair value of the investment's identifiable assets and liabilities is included in the initial investment cost of the long-term equity investment. Any excess of the Company's share of the investment's identifiable assets and liabilities over the cost of investment is excluded from the carrying amount of the investment and the difference is charged to profit and loss for the current period.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

15. Long-term equity investments *(Continued)*

Under the equity method, investment gains or losses are recognized and the carrying amount of the investment is adjusted to reflect the Company's share of the investment's net profit or loss. When the investee declares profit appropriations or cash dividends, the carrying amount of investment is adjusted down by the Company's share of the profit appropriations and dividends. The Company shall discontinue recognizing its share of the losses of the investee after the long-term equity investment together with any long-term interests that in substance forms part of the Company's net investment in the investee are reduced to zero, except to the extent that the Company has incurred obligations to assume additional losses. The Company also adjusts the carrying amount of the long-term equity investment for other changes in owner's equity of the investee (other than net profits or losses), and include the corresponding adjustment in equity.

On disposal of the long-term equity investment, the difference between book value and market price is charged to profit and loss for the current period.

16. Investment properties

Investment properties are interest in buildings that are held to earn rental income or capital gain or both. Investment properties of the Group are mainly buildings that are for rental and related land-use-rights.

An investment property is recognized when, and only when, it is probable that future economic benefits that are associated with the investment properties will flow to the Group and the cost can be measured reliably.

Investment properties are initially measured at cost and subsequent recognized by using the cost model. Investment properties are depreciated on a straight-line basis. For detailed estimated useful lives and estimated residual values, please refer to Notes III, 17 (Fixed Assets).

17. Fixed assets

Fixed assets are tangible assets held for rental or administrative purposes that are used for more than one accounting year. Construction-in-progress represents necessary costs incurred for fixed assets before they can be put into use. These costs include direct materials cost, direct labor cost, installment fees of equipments, construction cost and permitted capitalized borrowing fees. Construction-in-progress are transferred into fixed assets when put in use.

A fixed asset is recognized when, and only when, it is probable that future economic benefits that are associated with the fixed asset will flow to the Group and the cost can be measured reliably. Subsequent costs related to a fixed asset are recognized in the carrying amount of the fixed asset at the time those costs are incurred if the above recognition criteria are met; otherwise, those costs are recognized in profit or loss as incurred.

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

17. Fixed assets *(Continued)*

Fixed assets are initially accounted for at cost. Cost of purchased fixed assets includes purchasing price, relevant taxes, and any directly attributable expenditures for bring the asset to working condition for its intended use such as delivery and handling costs, installation costs and others.

Fixed assets are depreciated on a straight-line basis, and the respective estimated useful lives and estimated residual values are as follows:

	Estimated useful lives	Estimated residual values
Buildings	30-35 years	5%
Office equipments, furnitures and fixtures	5 years	5%
Motor vehicles	5-8 years	5%

The Group review, at least each year end, the useful lives and the estimated residual values and the depreciation methods of fixed assets, with change made accordingly if necessary.

18. Intangible assets

Intangible assets are mainly land-use-rights (except for those of investment properties), computer software and membership fees. Intangible assets are initially measured at actual cost or fair value (if acquired through business combinations involving entities not under common control).

Depending on their useful lives, the Group separates intangible assets into intangible assets with finite lives and intangible assets with indefinite useful lives. Intangible assets with indefinite lives are those intangible assets with no foreseeable limit to the period over which those assets are expected to bring economic benefits. The Group allocates on a systematic basis the depreciable amount of intangible assets with finite useful lives over their useful lives. Intangible assets with indefinite lives are not amortized. The Group review, at least each year end, the useful lives of the intangible assets and their amortization methods, with changes made accordingly if necessary.

19. Repossessed assets

Repossessed assets are tangible assets or properties that borrowers, guarantors or other third parties use to exercise their debtors' or guarantors' rights. Repossessed assets are initially recognized at their fair value.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

20. Insurance guarantee fund

According to "Administrative Regulations on the Insurance Guarantee Fund" (Baojianhuiling [2004] No.16), the Group calculates the insurance guarantee fund as follows:

(1) For property insurance, accident insurance and short-term health insurance, insurance guarantee fund is provided at 1% of net premiums respectively.

(2) For long-term life insurance and long-term health insurance with guaranteed interest rate, insurance guarantee fund is provided at 0.15% of net premiums respectively.

(3) For long-term life insurance without guaranteed interest rate, insurance guarantee fund is provided at 0.05% of net premiums.

No additional provision is required when the accumulated insurance guarantee fund balances of Ping An Life, Ping An Annuity Insurance Company of China, Ltd. ("Ping An Annuity") and Ping An Health Insurance Company of China, Ltd. ("Ping An Health") reaches 1% of their respective total assets. For Ping An Property & Casualty, no additional provision is required when the accumulated balance reaches 6% of its total assets.

21. Direct insurance contract

Direct insurance contracts are contracts entered into by the Group and policyholders where the Group undertakes insurance risks. The Group undertakes insurance risks when the occurrence of an accident within the scope of an insurance contract is likely to cause the Group to undertake the insurance claim liability. Contracts entered into by the Group and policyholders that cause the Group to accept both insurance risk and other risks are insurance contracts in their entirety with no separation of insurance risk and other risks.

When direct insurance contracts are terminated prior to their expiration dates, the Group transfers the residual unearned premiums reserves, life insurance liabilities, and long-term health insurance liabilities, and recognizes them in the current period's profits or losses together with the corresponding surrender payments.

22. Unearned premium reserves

Unearned premium reserves are reserves made for the unexpired portion of in-force non-life insurance policies. Unearned premium reserves are recorded based on actuarial valuation results (1/365 method). In accordance with the regulation issued by the CIRC (Baojianfa [1999] No.90), unearned premium reserves for life insurance should not be less than 50% of net premiums for the current period.

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

22. Unearned premium reserves *(Continued)*

The Group performs the following tests on the balance sheet date and makes additional provision for unearned premium reserves for the difference between the unearned premium provided and the greater of the following two basis:

(1) Balance of estimated future claims and expenses after deduction of relevant investment income.

(2) Surrender amount on the date of premium reserve valuation assuming all insurance policies were surrendered.

23. Claim reserves

The Group, as the insurer, provides claim reserves for non-life insurance accidents claims incurred but not settled, which include claims reported but not settled, claims incurred but not reported, and claim expense provisions.

Reserves for claims incurred and reported but not yet settled are those reserves for which the non-life insurance accidents have occurred and the claims have been reported to the Group but are not yet settled. Reserves for claims reported but not settled are prudently provided on the basis of the estimated claim losses but not more than the maximum insured amount on the insurance policy using the Average Incurred Claim Projection, Average Paid Claim Projection and other methods for the valuation of the reserves.

Reserves for claims incurred but not reported are those reserves for non-life insurance accidents incurred but not yet reported for loss. Reserves for claims incurred but not reported are prudently provided using at least two of the following methods: the Chain-ladder method, the Average Paid Claim Projection, Loss Development method and the Bornhuetter-Ferguson method.

Provisions for claim expenses are those reserves for expenses incurred for claims reported but not yet settled such as lawyer fees, litigation fees, loss inspection expenses and salaries of related claims handling staff. The Group uses the Average Case Projection method and Proportional Allocation method to provide for these reserves.

24. Policyholders' reserves for life insurance

Policyholders' reserves for life insurance are reserves provided to meet future insurance obligations arising from life insurance business and are provided using actuarial valuation methods. In accordance with the CIRC's regulations, the Group provides for policyholders' reserves for life insurance in excess of the statutory minimum standard. The statutory policyholders' reserves are calculated in accordance with "Actuarial Regulations on Life Products", "Actuarial Regulations on Interest-Dividend-Only Products" (Baojianfa [1999] No.90), "Actuarial Regulations on Individual Participating Products" (Baojianfa [2003] No.67) , "Actuarial Regulations on Universal Life Products", "Actuarial Regulations on Investment-linked Products" (Baojianfa [2007] No.335), "Notice on Actuarial report" (Baojianshouxian [2005] No.8), "Notice on Amendment of the Usage of Mortality Table in Actuarial Regulations" (Baojianfa [2005] No. 118) and other regulations promulgated by the CIRC.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

24. Policyholders' reserves for life insurance *(Continued)*

The main basis of measuring the policyholders' reserves for life insurance of the Group is as follows:

(1) Using the prospective method on a seriatim basis or using the retrospective method on a seriatim basis if it has obtained the approval of CIRC.

(2) The valuation interest rate used for life insurance should be capped at the lower of:

- 7.5% set by the CIRC; or
- Pre-set interest rate that is used in determining the insurance premium of the product.

(3) The mortality rates used for life insurance products valuation are based on the China life Insurance Mortality Table (2000-2003).

(4) The policyholders' reserves for life insurance valuation method (excluding universal life insurance and investment-linked life insurance) are as below:

- The one-year term Full Preliminary Term is adopted for traditional non-participating life insurance contracts, other than whole life annuities, while participating life insurance products are calculated according to actuarial regulations;
- For whole life annuities, a modified net level premium method is adopted;
- Premium deficiency reserve is required if the renewal year valuation premium, calculated by modified method, is higher than the gross premium;
- Amount of policyholders' reserves for life insurance should be no less than the cash value of policy at valuation date.

(5) The reserve valuation method for universal life insurance, which includes account reserve and non-account reserve, is as follows:

- Account reserve is calculated on a seriatim basis; and the amount should equal the policy's account value at valuation date.
- Non-account reserves are calculated by using cash flow discounted method on the basis of generally accepted actuarial principles. The discount rate used is based on expected rate of return and should not exceed 5%.

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

24. Policyholders' reserves for life insurance *(Continued)*

- The Group makes provision for non-account reserves for the guaranteed benefits of universal insurance according to related rules.

- The Group sets smoothing reserves for universal account in order to smooth settlement interest rates of different settlement periods. Smoothing reserves should not be negative and should only be derived from the accumulated difference between the actual investment return and the settlement interest. The Group will maintain the smoothing nature of the settlement interest rates.

(6) The reserves for investment-linked life insurance are the sum of unit reserve and non-unit reserve. The calculation method is as below:

- Unit reserve is calculated on a seriatim basis and should be equal to the value of the unit investment account as at valuation date;

- Non-unit reserves are calculated by using cash flow discounted method on the basis of generally accepted actuarial principles. The discount rate used is based on expected rate of return and should not exceed 5%;

- The Group makes provision for non-unit reserve for the guaranteed benefits of investment-linked insurance according to related rules.

(7) The changes in fair values of financial assets at fair value through profit and loss for both participating insurance and universal life insurance are recorded in policyholders' reserves for life insurance for those portions that are reasonably attributable to the policyholders and in profit and loss for the period for those that are attributable to the shareholders. For available-for-sale financial assets, fair value changes are recorded in policyholders' reserves for insurance for those portions that are reasonably attributable to the policyholders and in capital reserves for those that are attributable to the shareholders.

25. Long-term reserves for health insurance

Long-term reserves for health insurance is provided to meet future obligations arising from long-term health insurance business and is recorded based on actuarial valuation results. According to the CIRC's regulations, long-term reserves for health insurance are provided at a level not less than the statutory minimum standard. The statutory reserve is calculated in accordance with "Actuarial Regulations on Health Products" (Baojianfa [1999] No.90), other regulations and approvals promulgated by the CIRC. The expected loss rates and expected Mobidity rates that are used to calculate long-term reserves for health insurance are based on the experience data of the Company and the existed experience table of reinsurance companies. "The Actuarial Regulation on Life Products" (Baojianfa [1999] No.90) is also, followed accordingly.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

26. Liability adequacy test

The Group performs adequacy tests on claim reserves, policyholders' reserves for life insurance and long-term reserves for health insurance on each balance sheet day. If the reserves re-calculated by using actuarial methods exceed the balance of the relevant reserves on the day of adequacy test, the Group will provide for additional reserves to top up the reserve deficiency and recognize it in current profit and loss, if any, and if the related reserve is adequate, no adjustment is made.

When performing liability adequacy tests on policyholders' reserves for life insurance and long-term reserves for health insurance, the Group applies actuarial models on the basis of best estimate hypothesis in order to estimate the future cash flow of the policies. The actuarial hypothesis parameters includes premium receipts, benefit expenditure, surrender expenditure, commission and handling fees, operating expenses, policyholder dividends and other non-beneficial expenditure. The discount rates used for discounting future cash flows takes into account those assets related to reserves and the yield rates of expected future cash flows for investments.

27. Revenue recognition

Revenue is recognized only when economic benefits associated with the transaction will flow to the Group, so that the Group's assets will increase or its liabilities will decrease, and the relevant amount of revenue can be measured reliably.

Premium income

Premium income and reinsurance premium income is recognized when the insurance contracts are issued, related insurance risk is undertaken by the Group, related economic benefits will most likely flow to the Group and related net income can be reliably measured. Premiums from original non-life contracts are recognized as revenue per the amount of total premium stated in the contracts. Premiums from original life contracts with installment or single payments are recognized as revenue when due. Reinsurance premiums are recognized as revenue in accordance with the terms of the related reinsurance contracts.

Interest income

Interest income is recognized in income statement as it accrues and is calculated by using the effective interest rate method.

Other income

Commission income mainly arises from securities brokerage and trust management business. Commission income from securities brokerage business is recognized on the transaction dates while, trust management income is recognized according to the terms, conditions and returns to be assumed by the trustors as stipulated in the trust contracts. Securities premium income arises from securities underwriting business and is recognized upon the completion of underwriting services when cash is received. Rental income is recognized on a straight-line basis over the lease terms.

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

28. Policyholder dividends

Policyholder dividends represent dividends paid by the Group to policyholders in accordance with the terms of direct insurance contracts. The dividends are calculated and provided based on dividends allocation method and results of actuarial valuation.

29. General risk provision

The general risk provision on the Group's consolidated financial report consists of the general reserves of insurance company subsidiaries, general provision of bank subsidiaries, general risk provisions of security company subsidiaries, loss provision for trust business of trust company subsidiaries and risk provisions of subsidiaries with dealings in futures contracts. The above mentioned general risk provision accrued by the Group is appropriated from profit.

30. Reinsurance

Reinsurance outwards

The Group cedes insurance risk in the normal course of business for its insurance businesses. Ceded reinsurance arrangements do not relieve the Group from its obligations to policyholders. The Group calculates, in accordance with the terms of relevant reinsurance contracts, premiums ceded to reinsurers and expenses recoverable from reinsurers and recognizes them in income statement. The Group determines, in accordance with the terms of the relevant reinsurance contracts, and recognizes as assets the reserves to be recovered from reinsurers in the period in which the Group recognizes the outstanding claims reserves, policyholders' reserves for life insurance and long-term reserves for health insurance of the direct insurance contracts. When the Group reduces the balance of the corresponding reserves as the amounts of claims and benefits payments are ascertained or actual claim handling expenses are incurred for the direct insurance contracts, it also reduces the balance of the corresponding reserves attributable to the outward reinsurance contracts. At the same time, the Group also determines the costs of claims and benefits recoverable from reinsurers according to the terms of the reinsurance contracts and recognizes the amount in income statement for the period. When early termination of the direct insurance contracts occurs, the Group determines the adjustments required for the premium ceded to reinsurers and commissions recoverable in accordance with the terms of the related reinsurance contracts and recognizes these amounts in income statement for the period. At the same time, the Group adjusts the relevant reserves attributable to the outward reinsurance contracts.

As the cedent, the Group does not offset but presents separately in the balance sheet the assets and liabilities, as well as in the income statement the income and expenses arising from the reinsurance contracts and their related direct insurance contracts.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

30. Reinsurance *(Continued)*

Reinsurance inwards

The Group calculates and recognizes reinsurance expenses in current period's income statement in the same period the reinsurance premium income is recognized according to the terms of the related reinsurance contracts. Profit commission expenses are recognized in current period's income statement when the Group is able to calculate and determine the expenses according to the terms of the reinsurance contracts.

The Group adjusts and recognizes in current period's income statement the related reinsurance premium income and expenses according to the actual amounts stated on the reinsurance statement of accounts when received.

31. Operating lease

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Rental income and expenses applicable to such operating leases are charged to profit or loss on a straight-line basis over the lease terms.

32. Financial guarantee contracts

Financial guarantee contracts other than insurance contract are initially recognized at fair value. After initial recognition, they are subsequently measured at the higher of the amount of the estimated liabilities or the initial amount less accumulated amortization.

33. Fiduciary business

Transactions arising from assets held in trust on behalf of third parties arising from fiduciary business are not shown in the balance sheet because the legal interest of any risk and return are borne by policyholders.

34. Accounting methods for income tax

Income tax include current and deferred tax. Income tax are recognized in current period's profit and loss as income tax expense or income except for the adjustment made for goodwill in a business consolidation and income tax from transactions or items that directly related to equity.

For current period's deferred tax assets and liabilities arising in current and prior periods, the Group measures them using the expected payment or refund amount in according to relevant taxation regulations.

The Group recognizes deferred tax liabilities or assets based on temporary differences. Temporary differences are differences between the carrying amount of assets or liabilities in the balance sheet and their tax base. Temporary differences also include the differences between the book values and tax bases of items not recognized as assets or liabilities where the tax base can be calculated according to the relevant tax regulations.

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

34. Accounting methods for income taxes *(Continued)*

Deferred tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss ; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, unused tax losses and carry-forward of unused tax credits, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the temporary differences are not likely to be reversed in the foreseeable future and taxable profit in the future may not be obtained to offset the temporary differences.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, and reflect the tax consequences at the balance sheet date, to recover the assets or settle the carrying amount of its assets and liabilities.

The Group re-assesses book value of deferred tax assets at each balance sheet date. The Group reduces the book value of deferred tax assets if future taxable profit may not be sufficient to offset the benefits from the assets. When future taxable profit is sufficient, the reduction is reversed.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

35. Impairment of non-financial assets

The Group assesses impairment to assets other than inventory, financial assets and deferred tax assets using the methods described below.

The Group assesses at each balance sheet date whether there is an indication that a non-financial asset may be impaired. If any such indication exists, the Group makes an estimate of the asset's recoverable amount and performs a test of impairment for the asset. For goodwill generated from business consolidation and intangible assets with indefinite useful lives, tests for impairment is performed annually regardless of whether there are indications of impairment.

Recoverable amount is the higher of the asset's fair value less costs to sell and its present value of estimated future cash flows. The Group estimates recoverable value for individual assets. When it is hard to estimate individually, the recoverable value of the cash generating units which the asset belongs to will be estimated. The definition of cash generating units is determined on the basis of whether the cash generating units generate cash flows which are largely independent of those from other cash generating units.

Where the carrying amount of an asset or a cash generating unit exceeds its recoverable amount, the asset or cash generating unit is considered impaired and is written down to its recoverable amount. The difference between the carrying amount and recoverable amount is recognized in the current period's profit or loss and provision for impairment is made accordingly.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the related cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination.

When testing for impairment, if there is indication that a cash generating unit or a group of cash generating units with related goodwill may be impaired, the unit without goodwill allocated is first tested for impairment by comparing the unit's carrying amount, excluding any goodwill, with its recoverable amount and any related impairment loss is recognized accordingly. Then, the unit to which goodwill has been allocated is tested for impairment by comparing the carrying amount of the unit, including goodwill, with the recoverable amount of the unit and if the carrying amount exceeds the recoverable amount of the unit, impairment loss is recognized on the goodwill.

Previously recorded impairment losses for goodwill are not reversed in future periods.

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

36. Share-based payment transactions

Senior management and some of the key employees of the Group receive remuneration in the form of share-based payment transactions (i.e. share appreciation rights) whereby the above mentioned employees render services as consideration for share appreciation rights which are settled in cash.

Share appreciation rights are settled in cash after completion of services by the above mentioned employees in the vesting period. The fair value of share appreciation rights is expensed over the period until vesting with recognition of a corresponding liability. The cost of share appreciation rights is measured initially at fair value at the grant date using the Black-Scholes formula taking into account the terms and conditions upon which the instruments are granted.

The liability is re-measured at each balance sheet date up to and including the settlement date with changes in fair value recognized in the income statement.

37. Employee benefit

The employees of the Group are entitled to participate in government-managed social insurance schemes, including pension plans, medical benefits, housing funds and other social insurance schemes. The Group's liability in respect of these benefits is limited to the contributions paid in each period, which are expensed as incurred. Certain employees are also provided with group life insurance, but the amount involved is insignificant. The Group has no other significant legal or constructive (welfare) obligations for employee benefits beyond the said contributions.

38. Related party

Parties are considered to be related if the Group has the ability, directly or indirectly, to control the other party or to exercise joint control or significant influence over the other party in making financial and operating decisions, and vice versa.

39. First-time adoption of Accounting Standards for Business Enterprises

In accordance with "Issuance of 'ASBE No.1 – Inventory' and other 38 specific standards" (Caikuai [2006] No.3), the Group started to implement the ASBE since January 1, 2007 to replace the old accounting standards and Accounting Standards for Financial Institutes. In this financial statements, retrospective adjustments are made on the comparative data in accordance with "ASBE No. 38 – First-time Adoption of ASBE", "Experts' Opinions on Implementation of ASBE" issued by Accounting Standard Committee of MOF and etc., in respect of the translations and events affected by the change in accounting policies.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

39. First-time adoption of Accounting Standards for Business Enterprises *(Continued)*

The impact of first-time adoption of Accounting Standards for Business Enterprises are as follows:

	(Audited) January 1, 2007				
	Capital reserves	**Surplus reserves**	**Retained profits**	**Minority interests**	**Total**
Balance before retrospective adjustment	**15,163**	**6,126**	**8,667**	**1,251**	**31,207**
Adjustments:					
Goodwill	**–**	**6**	**52**	**–**	**58**
Financial assets	**13,352**	**369**	**3,047**	**169**	**16,937**
Derivative financial instruments	**–**	**(4)**	**2**	**–**	**(2)**
Policyholders' reserves for life insurance	**(3,825)**	**(186)**	**(1,659)**	**(57)**	**(5,727)**
Claim reserves	**–**	**(240)**	**(1,147)**	**(14)**	**(1,401)**
Land-use-rights	**–**	**(8)**	**(47)**	**(1)**	**(56)**
Deferred tax	**(1,429)**	**57**	**252**	**(11)**	**(1,131)**
Others	**(15)**	**–**	**15**	**29**	**29**
Balance after retrospective adjustment	**23,246**	**6,120**	**9,182**	**1,366**	**39,914**

	(Audited) January 1, 2006 (restated)				
	Capital reserves	Surplus reserves	Retained profits	Minority interests	Total
Balance before retrospective adjustment	15,163	5,526	5,350	525	26,564
Adjustments:					
Goodwill	–	–	(3)	–	(3)
Financial assets	1,074	54	308	15	1,451
Derivative financial instruments	–	(8)	(46)	(1)	(55)
Policyholders' reserves for life insurance	(318)	–	–	(3)	(321)
Claim reserves	–	(231)	(1,307)	(16)	(1,554)
Land-use-rights	–	(6)	(37)	–	(43)
Deferred tax	(113)	62	351	3	303
Others	(17)	2	13	–	(2)
Balance after retrospective adjustment	15,789	5,399	4,629	523	26,340

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

39. First-time adoption of Accounting Standards for Business Enterprises *(Continued)*

The impact of first-time adoption of ASBE on net profit after minority interests for the six months ended June 30, 2006 is as follows:

	(Unaudited) Six months ended June 30, 2006 (restated)
Balance before retrospective adjustment	2,670
Adjustments:	
Goodwill	20
Financial assets	1,730
Claim reserves	(337)
Land-use-rights	(7)
Deferred tax	(119)
Others and minority interests	(12)
Balance after retrospective adjustment	3,945

40. Critical accounting estimates and judgments in applying accounting policies

The Group makes critical estimates and judgments that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments

In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations and assumptions, which has the most significant effect on the amounts recognized in the financial statements.

(1) Classification of financial assets

Management needs to make significant judgment in classification of financial assets. Different classifications may affect accounting methods as well as the financial condition and operational results of the Group. After the balance sheet date, if it is discovered that inaccurate judgment was made for the classification of financial assets, the whole financial assets may need to be reclassified.

(2) Classification of insurance contracts

Management needs to make significant judgment in classification of insurance contracts. Different classifications may affect accounting methods as well as the financial condition and operational results of the Group.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

40. Critical accounting estimates and judgments in applying accounting policies *(Continued)*

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(1) Valuation of insurance contract reserves

Policyholders' reserves for life insurance and long-term reserves for health insurance

Policyholders' reserves for life insurance and long-term reserves for health insurance are valued according to the regulations of CIRC, using the main assumptions which include interest rates and mortality rates.

All life insurance policies must also be subject to a liability adequacy test, which reflects management's current best estimate of future cash flows. The main assumptions used are mortality, morbidity, investment returns, expenses, lapse and surrender rates. The Group base their mortality and morbidity tables on standard industry and national tables which reflect historical experiences, adjusted when appropriate to reflect the Group's unique risk exposure, product characteristics, target markets and own claims severity and frequency experiences. Estimates are also made as to future investment income arising from the assets backing life insurance contracts. These estimates are based on current market returns as well as expectations about future economic and financial developments. Assumptions on future expense are based on current expense levels, adjusted for expected inflation when appropriate. Lapse and surrender rates depend on product features, policy duration and etc. Historical experience is used in choosing these assumptions.

The reserves for investment-linked policies, where the Group undertakes both insurance risks and other risks, are determined with reference to the fair values of the assets supporting such liabilities.

Claims reserves

For property and casualty and short term life insurance contracts, estimates have to be made both for the expected ultimate cost of claims reported at the balance sheet date and for the expected ultimate cost of claims incurred but not yet reported at the balance sheet date ("IBNR"). The ultimate cost of outstanding claims is estimated by using at least two of the actuarial claims projection techniques, such as Chain Ladder Method, Average Claim Method, Reserve Development Method and Bornhuetter-Ferguson methods.

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

40. Critical accounting estimates and judgments in applying accounting policies *(Continued)*

Estimates and assumptions *(Continued)*

(1) Valuation of insurance contract reserves (Continued)

The main assumption underlying these techniques is that the Group's past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Historical claims development is mainly analyzed by accident years, but can also be further analyzed by geographical area, as well as by significant business lines and claim types. Large claims are usually separately addressed, either by being reserved at the face value of loss adjustor estimates or separately projected in order to reflect their future development. In most cases, no explicit assumptions are made regarding future rates of claims inflation or loss ratios. Instead, the assumptions used are those implicit in the historic claims development data on which the projections are based. Additional qualitative judgment is used to assess the extent to which past trends may not apply in future, (for example to reflect one-off occurrences, changes in external or maker factors such as public attitudes to claiming, economic conditions, levels of claims inflation, judicial decisions and legislation, as well as internal factors such as portfolio mix and claims handling procedures) in order to arrive at the estimated ultimate cost of claims that present the most likely outcome from the range of possible outcomes, taking account of all the uncertainties involved.

(2) Fair value of financial instruments determined using valuation methods

Fair value of financial instrument, in the absence of an active market, is estimated by using valuation techniques, such as the price used in recent arm's length transactions, reference to the current fair value of another instrument which is substantially the same, discounted cash flow analysis and option pricing model.

When using valuation techniques to determine the fair value of financial instruments, the Group makes use of all factors, whenever possible, considered by market participants in pricing technique instruments including risk-free rates, credit risk, foreign currency exchange rates, commodity prices, stock price or stock index, magnitude of future changes in price of the financial instrument and prepayment and surrender risk.

Using different valuation techniques or references assumptions may result in the existence of relatively significant differences in fair value estimations.

(3) Impairment losses of loans and advances

The Group reviews its loans and advances at each reporting date to assess whether an allowance for impairment should be recorded in the income statement. In particular, estimation by management is required in respect of the amount and timing of future cash flows when determining the level of allowance required. Such estimates are based on assumptions about a number of factors and actual results may differ.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

40. Critical accounting estimates and judgments in applying accounting policies *(Continued)*

Estimates and assumptions *(Continued)*

(4) Deferred tax assets and liabilities

Deferred tax assets and liabilities are measured, based on tax laws, at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. Deferred tax assets are recognized for all unused tax losses, to the extent that it is likely that taxable profit will be available to offset these unused tax losses. Many judgments are needed from the management to estimate the timing and amount of taxable profit as well as applicable tax rate in the future, with tax planning strategies, to determine the amount of the deferred tax assets and liabilities that should be recognized.

41. Major changes in accounting estimates

Changes in accounting estimates are applied prospectively.

(1) In compliance with Baojianfa [1999] No.90 that reserves provided for the year should not be less than the statutory minimum reserves, and valuation interest rate should not be higher than the pricing interest rate or the determined rate of 7.5%, the Group uses a more prudent valuation interest rate for insurance products with pricing interest rate equal to or higher than 7.5%. In the current period, the valuation interest rate of high interest rate insurance products of the Group was reduced to 6% – 6.5% from 6.5% – 7.5%. The accounting estimation changes result in a decrease in profit before tax of approximately RMB6,260 million.

(2) On March 16, 2007, the National people's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "New CIT Law"), which is effective from January 1, 2008. Under the New CIT Law, the corporate income tax rate applicable to domestic companies from January 1, 2008 will decrease from 33% to 25%. In addition, for those enterprises which are benefiting from lower preferential tax rates (e.g. 15%); such preferential rates will be gradually phased out by increasing them over the next five years. According to 'ASBE No.18 – Income Tax', deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. As a result, the change in the corporate income tax rate has had the following impact on the operation results and financial position of the Group for the period:

	(Audited) Six months ended June 30, 2007
Decrease in income tax expense of current period	**382**
Decrease in capital reserve (change in fair value of available-for-sale financial assets)	**1,567**
Increase in deferred tax assets	**237**
Increase in deferred tax liabilities	**1,422**

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

41. Major changes in accounting estimates *(Continued)*

At the date of approval of these financial statements, detailed implementation guidelines and administrative requirements relating to the New CIT Law have yet to be announced. These detailed requirements include regulations concerning the computation of taxable income, as well as specific preferential tax treatments and their related transitional provisions. The Group will further evaluate the impact on its operating results and financial positions of future periods as more detailed requirements are issued.

IV. TAXATION

The major types of taxes and related tax rates applicable to the Group are as follows:

Business tax and surcharges

Business tax is levied on 5% of taxable premium income, other operating income and investment income. Business tax surcharges, comprising city maintenance and construction tax and education surcharges are calculated at a pre-determined percentage of business tax.

Income tax

According to the "Provisional Regulations of the PRC on Enterprise Income Tax", the taxable income of the Group represents its income for financial reporting purposes, net of deductible and non-taxable items for income tax purposes.

The income tax rates applicable to the Group, the subsidiaries and their branches during the period are as follows:

Types of tax	Subsidiaries and branches	Tax rate
Enterprise income tax in the PRC	– Ping An Bank Limited ("Ping An bank") and subsidiaries and branches of the Group located in Special Economic Zones	15%
	– Subsidiaries and branches of the Group located outside Special Economic Zones	33%
Hong Kong profits tax	– Subsidiaries in Hong Kong Special Administrative Region	17.5%

V. INFORMATION OF SUBSIDIARIES

The major changes in the subsidiaries of the Group during the period are as follows:

(1) On January 1, 2007, Ping An Trust completed its acquisition of 99% equity interest in Shenzhen CITIC City Plaza Investment Co., Ltd ("Shenzhen CITIC Plaza"). The paid-up capital of Shenzhen CITIC Plaza is RMB20 million.

The fair values of the identifiable assets and liabilities acquired as at the date of acquisition were:

	Fair value recognized on acquisition	Carrying value
Cash on hand and at bank	29	29
Investment properties	1,955	1,543
Other assets	4	4
Sub-total	1,988	1,576
Long term loans	1,319	1,319
Deferred income tax liabilities	62	–
Other liabilities	234	234
Sub-total	1,615	1,553
Fair value of net assets	373	23
Fair value of net assets acquired attributable to the Group	373	
Goodwill arising on acquisition	66	
Cost of acquisition	439	
Less: payable balance	(28)	
Cash paid	411	

Cash outflow on acquisition of the subsidiary:

Net cash acquired with the subsidiary	29
Cash paid	(411)
Net cash outflow	(382)

June 30, 2007
(in RMB million)

V. INFORMATION OF SUBSIDIARIES *(Continued)*

(2) On June 26, 2007, Shenzhen Commercial Bank Co., Ltd. finished its acquisition of 100% equity interest in Ping An Bank from Ping An Trust and other minority shareholder of Ping An Bank. Subsequent to the acquisition, Shenzhen Commercial Bank Co., Ltd. renamed as Shenzhen Ping An Bank Co., Ltd. ("Shenzhen Ping An Bank") on June 27, 2007.

Particulars of the Company's principal subsidiaries as at June 30, 2007 are set out below:

Name	Date/place of incorporation	Attributable equity interest		Registered and paid-up capital (RMB unless otherwise stated)	Principal activities
		Direct	Indirect		
Ping An Life Insurance Company of China, Ltd.	December 17, 2002 The PRC	99.00%	-	3,800,000,000	Life insurance
Ping An Property & Casualty Insurance Company of China, Ltd.	December 24, 2002 The PRC	99.06%	-	3,000,000,000	Property and casualty insurance
Shenzhen Ping An Bank Co., Ltd	August 3, 1995 The PRC	89.36%	-	5,502,000,000	Banking
China Ping An Trust & Investment Co., Ltd.	November 19, 1984 The PRC	99.88%	-	4,200,000,000	Trust and investment
Ping An Securities Company, Ltd.	July 18, 1996 The PRC	-	86.11%	1,800,000,000	Security investment and brokerage
Ping An Annuity Insurance Company of China, Ltd.	December 13, 2004 The PRC	97.00%	2.98%	500,000,000	Annuity insurance
Ping An Asset Management Co., Ltd.	May 27, 2005 The PRC	90.00%	9.90%	200,000,000	Asset management
Ping An Health Insurance Company of China, Ltd.	June 13, 2005 The PRC	95.00%	4.96%	500,000,000	Health insurance
China Ping An Insurance Overseas (Holdings) Limited	October 24, 1996 Hong Kong	100.00%	-	HK$555,000,000	Investment holding
China Ping An Insurance (Hong Kong) Company Limited	August 17, 1976 Hong Kong	-	75.00%	HK$110,000,000	Property and casualty insurance
Shenzhen Ping An Futures Brokerage Co., Ltd.	April 10, 1996 The PRC	-	93.13%	50,000,000	Futures brokerage

V. INFORMATION OF SUBSIDIARIES *(Continued)*

Name	Date/place of incorporation	Attributable equity interest Direct	Attributable equity interest Indirect	Registered and paid-up capital (RMB unless otherwise stated)	Principal activities
Shenzhen Ping An Industries Co., Ltd.	November 24, 1992 The PRC	–	99.88%	20,000,000	Investment
Shenzhen Ping An Property and Facility Management Co., Ltd.	January 6, 1995 The PRC	–	99.88%	20,000,000	Property management
Fuzhou Ping An Real Estate Development Co., Ltd.	March 28, 1994 The PRC	–	74.25%	US$5,000,000	Development of property in Fuzhou (completed)
Shenzhen Ping An Real Estate Investment Co., Ltd.	March 8, 2005 The PRC	–	99.88%	300,000,000	Real estate development, investment
Shenzhen Xin An Investment Consultant Co., Ltd	September 5, 2005 The PRC	–	99.88%	3,000,000	Consulting
Ping An of China Asset Management (Hong Kong) Company Limited	May 16, 2006 Hong Kong	–	100.00%	HK$38,500,000	Asset management
Yuxi Ping An Real Estate Co., Ltd.	July 31, 2006 The PRC	–	79.90%	38,500,000	Property leasing
Pan-China Real Estate (Jingzhou) Co., Ltd	March 1, 2005 The PRC	–	50.94%	US$9,700,000	Real estate Investment
Shenzhen CITIC City Plaza Investment Co., Ltd.	September 26,2001 The PRC	–	98.88%	20,000,000	Real estate Investment
Anseng Investment Company Limited	April 6, 2006 BVI	–	100.00%	US$2	Investment holding
Timely Reach Investments Limited	August 11, 2006 BVI	–	100.00%	US$1	Investment holding
Total Faith Investments Limited	September 8, 2006 BVI	–	100.00%	US$1	Investment holding
Jade Reach Investments Limited	November 13, 2006 BVI	–	100.00%	US$1	Investment holding

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Cash on hand and at bank

	(Audited) June 30, 2007	(Audited) December 31, 2006
Cash on hand	**405**	347
Cash at bank	**71,111**	31,623
Balances with central bank	**9,700**	7,714
Including: Mandatory reserves deposits	**7,558**	5,787
Surplus reserves deposits	**2,142**	1,927
Due from banks and other financial institutions	**2,311**	2,840
Other monetary funds	**262**	61
Total	**83,789**	42,585

On June 30, 2007, the cash on hand and at bank of the Group included deposits from customers held for securities trading of RMB8,239 million (Audited December 31, 2006: RMB2,958 million).

In accordance with relevant regulations, the Group's subsidiaries in the banking business maintain mandatory reserves deposits with PBOC in both RMB and foreign currencies. As at June 30, 2007 and December 31, 2006, the mandatory reserves deposits are calculated at 11.5 % and 9% for eligible RMB deposits respectively and 5% and 4% for foreign currencies deposits for both periods.

2. Balances with clearing companies

	(Audited) June 30, 2007	(Audited) December 31, 2006
Company-owned	**64**	107
Broker clients	**1,527**	768
Total	**1,591**	875

On June 30, 2007, balances with clearing companies of the Group are mainly deposits placed by Ping An Securities Company, Ltd with China Securities Depository and Clearing Corporation, which includes customer deposits of RMB1,527 million (Audited December 31,2006: RMB768 million).

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

3. Placements with banks and other financial institutions

	(Audited) June 30, 2007	(Audited) December 31, 2006
Placements with banks	**1,100**	1,727
Placements with other financial institutions	**64**	376
Total	**1,164**	2,103
Less: Provision for bad debts	**(63)**	(376)
Placements with banks and other financial institutions, net	**1,101**	1,727

4. Held-for-trading financial assets

	(Audited) June 30, 2007	(Audited) December 31, 2006
Bonds		
Government bonds	**1,881**	1,820
Financial bonds	**27,477**	5,298
Corporate bonds	**8,980**	10,643
Equity instruments		
Funds	**24,270**	17,219
Stocks	**10,828**	9,023
Total	**73,436**	44,003

Stocks investments amounting to RMB39 million as at June 30, 2007 (Audited December 31, 2006: RMB94 million) were pledged by the Group as collateral for warrants issued by a subsidiary of the Group. Management is of the opinion that there are no other material restrictions on the sale of held-for-trading financial assets.

5. Derivative financial instruments

	(Audited) June 30, 2007			(Audited) December 31, 2006		
	Nominal amount	**Fair value Asset**	**Fair value Liability**	Nominal amount	Fair value Asset	Fair value Liability
Interest derivative instruments	**1,033**	**-**	**35**	2,506	11	61
Currency derivative instruments	**76**	**-**	**1**	5	-	-
Equity derivative instruments	**1,236**	**10**	**283**	324	10	88
Credit derivative instruments	**914**	**6**	**21**	-	-	-
Other derivative instruments	**-**	**-**	**16**	-	-	29
Total	**3,259**	**16**	**356**	2,835	21	178

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

6. Financial assets purchased under agreements to resell

	(Audited) June 30, 2007	(Audited) December 31, 2006
Securities	**9,465**	6,162
Notes	**2,784**	889
Loans	**605**	200
Total	**12,854**	7,251
Less: Provision for impairment losses	**–**	–
Net	**12,854**	7,251

The fair value of the assets held as collateral for financial assets purchased under agreements to resell approximates the fair value of the collateral.

7. Interest receivables

	(Audited) June 30, 2007	(Audited) December 31, 2006
Interest receivables from banking operations	**1,064**	482
Interest receivables from loans	**150**	88
Interest receivables from bonds	**3,477**	2,640
Others	**25**	39
Total	**4,716**	3,249
Less: Provision for impairment losses	**–**	–
Net	**4,716**	3,249

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

8. Premium receivables

	(Audited) June 30, 2007		
Aging	**Balance**	**Provision**	**Net book value**
Within 3 months (including 3 months)	**5,133**	**–**	**5,133**
3 months to 1 year (including 1 year)	**272**	**(98)**	**174**
More than 1 year	**99**	**(99)**	**–**
Total	**5,504**	**(197)**	**5,307**

	(Audited) December 31, 2006		
Aging	Balance	Provision	Net book value
Within 3 months (including 3 months)	2,972	–	2,972
3 months to 1 year (including 1 year)	170	(69)	101
More than 1 year	86	(86)	–
Total	3,228	(155)	3,073

There are no premium receivables from shareholders who individually hold not less than 5% of the Company's voting share capital.

9. Policy loans

The interest rate on policy loan of the Group ranges from 5.22% to 6.50% (Audited December 31, 2006: 5.22% to 6.50%).

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

10. Loans and advances to customers

(1) Loans and advances by individual and corporate customers are set out below:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Individual loans		
Credit card	**353**	–
Loans secured by mortgages	**13,795**	12,666
Others	**1,713**	1,634
Corporate loans		
Loans	**25,440**	24,331
Discounted bills	**17,631**	12,634
Others	**–**	318
Total	**58,932**	51,583
Loan loss provision		
Including: Specific provision	**(417)**	(2,263)
Collective provision	**(88)**	(168)
Net	**58,427**	49,152

Loans of RMB911 million (Audited December 31, 2006: RMB2,231 million) were pledged as assets sold under agreements to repurchase.

(2) Loans and advances by industry are set out below:

Industry	**(Audited) June 30, 2007**	**Percentage**	(Audited) December 31, 2006	Percentage
Agriculture, forestry and fishing	**55**	**0.09%**	187	0.36%
Mining	**18**	**0.03%**	683	1.33%
Manufacturing	**9,823**	**16.67%**	9,199	17.83%
Energy	**5,664**	**9.61%**	1,395	2.70%
Transportation and communications	**4,793**	**8.13%**	1,386	2.69%
Commercial	**6,553**	**11.12%**	7,375	14.30%
Real estate	**11,081**	**18.80%**	7,812	15.14%
Construction	**2,153**	**3.65%**	3,768	7.31%
Personal loans	**15,861**	**26.92%**	14,300	27.72%
Others	**2,931**	**4.98%**	5,478	10.62%
Total	**58,932**	**100%**	51,583	100%

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

10. Loans and advances to customers *(Continued)*

(3) Loans and advances by region are set out below:

Region	**(Audited) June 30, 2007**	**Percentage**	(Audited) December 31, 2006	Percentage
Southern China region	**55,558**	**94.27%**	49,646	96.24%
Eastern China region	**3,170**	**5.38%**	1,469	2.85%
Other region	**204**	**0.35%**	468	0.91%
Total	**58,932**	**100%**	51,583	100%

(4) Loans and advances by guarantee type are set out below:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Unsecured loans	**7,765**	6,524
Guaranteed loans	**8,887**	8,667
Secured loans	**42,280**	36,392
Including: Loans secured by mortgages	**21,833**	20,538
Loans secured by other collaterals	**20,447**	15,854
Total	**58,932**	51,583

(5) Analysis of overdue loans are as follows:

	(Audited) June 30, 2007				
	Within 3 months	**3 months to 1 year**	**1-3 years**	**More than 3 years**	**Total**
Unsecured loans	**7**	**1**	**8**	**99**	**115**
Guaranteed loans	**76**	**7**	**116**	**10**	**209**
Secured loans	**1,004**	**256**	**117**	**22**	**1,399**
Including: Loans secured by mortgages	**949**	**219**	**86**	**22**	**1,276**
Loans secured by other collaterals	**55**	**37**	**31**	**–**	**123**
Total	**1,087**	**264**	**241**	**131**	**1,723**

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

10. Loans and advances to customers *(Continued)*

(5) Analysis of overdue loans are as follows: *(continued)*

	(Audited) December 31, 2006				
	Within 3 months	3 months to 1 year	1-3 years	More than 3 years	Total
Unsecured loans	14	27	2	104	147
Guaranteed loans	104	175	425	539	1,243
Secured loans	777	679	356	479	2,291
Including: Loans secured by mortgages	728	314	135	474	1,651
Loans secured by other collaterals	49	365	221	5	640
Total	895	881	783	1,122	3,681

(6) Loan loss provision:

	(Audited) For the six months ended June 30, 2007		(Unaudited) For the six months ended June 30, 2006	
	Specific	**Collective**	Specific	Collective
Beginning of period	**2,263**	**168**	94	–
Charge for the period	**5**	**–**	–	1
Recoveries during the period	**(1,758)**	**(42)**	–	–
Write-offs during the period	**–**	**–**	(7)	–
Write-backs during the period				
Due to increase in present value of loans and advances	**(73)**	**–**	–	–
Interest income from impaired loans	**(20)**	**–**	–	–
Write-backs of other reasons	**–**	**(38)**	–	–
End of period	**417**	**88**	87	1

Gains on disposal of non-performing assets during the period is RMB267 million (audited 2006: nil).

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

11. Term deposits

	(Audited) June 30, 2007	(Audited) December 31, 2006
Less than 3 months (including 3 months)	**6,776**	6,599
3 months to 1 year (including 1 year)	**8,704**	22,326
1-2 years (including 2 years)	**5,221**	10,684
2-3 years (including 3 years)	**30**	1,330
3-4 years (including 4 years)	**1,200**	1,200
4-5 years (including 5 years)	**18,730**	10,600
More than 5 years	**9,842**	12,677
Total	**50,503**	65,416

12. Available-for-sale financial assets

	(Audited) June 30, 2007	(Audited) December 31, 2006
Bonds		
Government bonds	**12,020**	14,374
Financial bonds	**43,259**	27,095
Corporate bonds	**29,028**	22,299
Equity instruments		
Funds	**8,725**	8,286
Stocks	**39,411**	23,146
Total	**132,443**	95,200

Terms of bonds which were classified as available-for-sale financial assets are as follows:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Less than 3 months (including 3 months)	**10,398**	149
3 months to 1 year (including 1 year)	**10,929**	595
1-2 years (including 2 years)	**1,787**	2,659
2-3 years (including 3 years)	**3,491**	3,159
3-4 years (including 4 years)	**1,121**	2,297
4-5 years (including 5 years)	**4,988**	3,863
More than 5 years	**51,593**	51,046
Total	**84,307**	63,768

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

13. Held-to-maturity investments

	(Audited) Book value		**(Audited) Fair value**	
	June 30, 2007	December 31, 2006	**June 30, 2007**	December 31, 2006
Bonds				
Government bonds	**78,994**	78,913	**79,402**	83,511
Financial bonds	**37,968**	37,142	**36,962**	39,364
Corporate bonds	**13,231**	13,195	**13,059**	13,585
Total	**130,193**	129,250	**129,423**	136,460

Terms of bonds which were classified as held-to-maturity investments are as follows:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Less than 3 months (including 3 months)	**1,259**	68
3 months to 1 year (including 1 year)	**1,787**	1,777
1-2 years (including 2 years)	**4,089**	4,951
2-3 years (including 3 years)	**5,282**	3,101
3-4 years (including 4 years)	**7,060**	2,843
4-5 years (including 5 years)	**17,695**	20,740
More than 5 years	**93,021**	95,770
Total	**130,193**	129,250

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

14. Long-term equity investments

Investees	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Equity method: Veolia Water (Kunming) Investment Co., Ltd.	**176**	176
Cost method: Industrial Bank Co., Ltd.	**–**	113
Bank of Communications Co., Ltd.	**–**	92
Others	**35**	34
Total	**211**	415

The Group's investment in associate as at June 30, 2007 is as follows:

Name of the investee	Registered share capital	Percentage of holding capital	Investment amount at period end	Business scope
Veolia Water (Kunming) Investment Co., Ltd.	US$95,000,000	24%	176	Water services investment

15. Goodwill

Investee	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Ping An Security	**313**	313
Ping An Bank	**13**	13
Shenzhen Ping An Bank	**83**	83
Shenzhen CITIC Plaza	**66**	–
Total	**475**	409
Less: provision for impairment losses	**–**	–
Net	**475**	409

The Group finished the acquisition of CITIC City Plaza in January 2007 and generated goodwill of RMB66 million. Please refer to Notes V for detailed computation.

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

16. Investment properties

	(Audited) For the six months ended June 30, 2007		
	Buildings	Land use rights	Total
Cost			
Beginning of period	1,918	154	2,072
Acquisition of a subsidiary	2,046	–	2,046
Addition	301	6	307
Transfer to fixed assets	(24)	–	(24)
Disposals	(66)	–	(66)
End of period	4,175	160	4,335
Accumulated depreciation and amortization			
Beginning of period	339	22	361
Addition	76	5	81
Acquisition of a subsidiary	91	–	91
Transfer to fixed assets	(3)	–	(3)
Disposals	(7)	–	(7)
End of period	496	27	523
Impairment losses			
Beginning of period	51	–	51
Addition	19	–	19
Disposals	(47)	–	(47)
End of period	23	–	23
Net			
End of period	3,656	133	3,789
Beginning of period	1,528	132	1,660

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

16. Investment properties *(Continued)*

	(Audited) For the year ended December 31, 2006		
	Buildings	Land use rights	Total
Cost			
Beginning of year	1,762	154	1,916
Acquisition of subsidiaries	124	–	124
Addition	398	–	398
Transfer from fixed assets	41	–	41
Disposals	(407)	–	(407)
End of year	1,918	154	2,072
Accumulated depreciation and amortization			
Beginning of year	316	19	335
Addition	86	3	89
Acquisition of subsidiaries	17	–	17
Transfer from fixed assets	(1)	–	(1)
Disposals	(79)	–	(79)
End of year	339	22	361
Impairment losses			
Beginning of year	203	–	203
Disposals	(152)	–	(152)
End of year	51	–	51
Net			
End of year	1,528	132	1,660
Beginning of year	1,243	135	1,378

The Group is in the process of applying for property certificates in respect of certain buildings with a net book value of RMB25 million as at June 30, 2007 (Audited December 31, 2006: RMB93 million).

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

17. Fixed assets

	(Audited) For the six months ended June 30, 2007				
	Buildings	Office equipments	Motor vehicles	Construction in progress	Total
Cost					
Beginning of period	3,777	2,131	421	644	6,973
Acquisition of subsidiaries	–	1	2	–	3
Additions	20	159	27	2,396	2,602
Transfer from investment properties	24	–	–	–	24
Disposals	(137)	(50)	(7)	(9)	(203)
End of period	3,684	2,241	443	3,031	9,399
Accumulated depreciation					
Beginning of period	752	1,263	254	–	2,269
Additions	85	131	22	–	238
Acquisition of subsidiaries	–	1	2	–	3
Transfer from investment properties	3	–	–	–	3
Disposals	(106)	(6)	(3)	–	(115)
End of period	734	1,389	275	–	2,398
Impairment losses					
Beginning of period	141	–	–	11	152
Additions	41	–	–	–	41
Disposals	(31)	–	–	–	(31)
End of period	151	–	–	11	162
Net					
End of period	2,799	852	168	3,020	6,839
Beginning of period	2,884	868	167	633	4,552

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

17. Fixed assets *(Continued)*

	(Audited) For the year ended December 31, 2006				
	Buildings	Office equipments	Motor vehicles	Construction in progress	Total
Cost					
Beginning of year	2,719	1,573	400	646	5,338
Acquisition of subsidiaries	435	308	8	10	761
Additions	161	362	87	764	1,374
Transfer from construction in progress	776	–	–	(776)	–
Transfer to investment properties	(41)	–	–	–	(41)
Disposals	(273)	(112)	(74)	–	(459)
End of year	3,777	2,131	421	644	6,973
Accumulated depreciation					
Beginning of year	603	929	250	–	1,782
Additions	213	199	51	–	463
Acquisition of subsidiaries	77	213	7	–	297
Transfer to investment properties	1	–	–	–	1
Disposals	(142)	(78)	(54)	–	(274)
End of year	752	1,263	254	–	2,269
Impairment losses					
Beginning of year	120	–	–	26	146
Additions	30	–	–	–	30
Disposals	(9)	–	–	(15)	(24)
End of year	141	–	–	11	152
Net					
End of year	2,884	868	167	633	4,552
Beginning of year	1,996	644	150	620	3,410

The Group is in the process of applying for property certificates in respect of certain buildings with a net book value of RMB210 million as at June 30, 2007 (Audited December 31, 2006: RMB156 million).

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

18. Intangible assets

	(Audited) For the six months ended June 30, 2007			
	Land use rights	Computer software and others	Membership fees	Total
Cost				
Beginning of period	871	324	58	1,253
Additions	1	59	6	66
Disposals	–	(11)	–	(11)
End of period	872	372	64	1,308
Accumulated amortization				
Beginning of period	85	187	38	310
Additions	16	58	3	77
Disposals	–	(4)	–	(4)
End of period	101	241	41	383
Impairment losses				
End of period	3	–	–	3
Beginning of period	3	–	–	3
Net				
End of period	768	131	23	922
Beginning of period	783	137	20	940

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

18. Intangible assets *(Continued)*

	(Audited) For the year ended December 31, 2006			
	Land use rights	Computer software and others	Membership fees	Total
Cost				
Beginning of year	869	251	59	1,179
Additions	2	87	1	90
Disposals	–	(14)	(2)	(16)
End of year	871	324	58	1,253
Accumulated amortization				
Beginning of year	67	147	34	248
Additions	18	54	6	78
Disposals	–	(14)	(2)	(16)
End of year	85	187	38	310
Impairment losses				
End of year	3	–	–	3
Beginning of year	3	–	–	3
Net				
End of year	783	137	20	940
Beginning of year	799	104	25	928

The Group is in the process of applying for title certificates for land use rights with a net book value of RMB490 million as at June 30, 2007 (audited December 31, 2006: RMB498 million).

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

19. Deferred tax assets/liabilities

Details of deferred tax assets/liabilities of the Group are as follows:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Deferred tax assets	**592**	888
Deferred tax liabilities	**(3,555)**	(1,441)
Net	**(2,963)**	(553)

	(Audited) June 30, 2007	(Audited) December 31, 2006
Provision for bad debts	**75**	107
Loan loss provision	**126**	280
Share appreciation rights	**413**	105
Change in fair values of financial assets	**(6,026)**	(2,537)
Insurance liability reserves	**2,300**	1,381
Provision for settled assets	**69**	52
Provision for unsettled lawsuits	**16**	27
Others	**64**	32
Total	**(2,963)**	(553)

20. Other assets

	(Audited) June 30, 2007	(Audited) December 31, 2006
Prepayment for investment projects	**753**	1,689
External parties receivables	**645**	406
Interest rate swap guarantee receivables	**113**	238
Dividend receivable	**21**	107
Settled assets	**985**	1,179
Long-term deferred expense	**315**	313
Others	**1,662**	917
Total	**4,494**	4,849
Less: Provision for impairment losses	**(339)**	(529)
Net	**4,155**	4,320

There are no other assets from shareholders who individually hold not less than 5% of the company's voting share capital.

The Group did not dispose of any salvage assets during the six months ended June 30, 2007 and the year 2006.

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

20. Other assets *(Continued)*

Details of settled assets held by the Group are as follows:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Buildings	**880**	1,085
Others	**105**	94
Total	**985**	1,179
Less: provision for impairment losses	**(274)**	(353)
Net	**711**	826

Gains on disposal of settled assets during the period is RMB17 million (audited 2006: nil).

21. Provision for impairment losses

Movement of provision for impairment losses is as follows:

	(Audited) For the six months ended June 30, 2007					
Item	Balance as at January 1, 2007	Addition during the period	Reversal during the period: Write-back	Write-off	Total	Balance as at June 30, 2007
Provision for bad debts	586	51	(10)	(278)	(288)	349
Provision for impairment on long-term investment	154	-	(18)	(12)	(30)	124
Loan loss provision	2,431	5	(131)	(1,800)	(1,931)	505
Provision for impairment on investment properties	51	19	(11)	(36)	(47)	23
Provision for impairment on fixed assets	152	41	(4)	(27)	(31)	162
Provision for impairment on intangible assets	3	-	-	-	-	3
Provision for impairment on other assets	529	75	-	(265)	(265)	339
Total	3,906	191	(174)	(2,418)	(2,592)	1,505

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

21. Provision for impairment losses *(Continued)*

	(Audited) For the year ended December 31, 2006					
Item	Beginning of year	Addition during the year	Reversal during the year Write-back	Write-off	Total	End of year 2006
Provision for bad debts	168	428	–	(10)	(10)	586
Provision for impairment on long-term investment	80	86	–	(12)	(12)	154
Loan loss provision	94	2,531	–	(194)	(194)	2,431
Provision for impairment on investment properties	203	–	(111)	(41)	(152)	51
Provision for impairment on fixed assets	146	30	(9)	(15)	(24)	152
Provision for impairment on intangible assets	3	–	–	–	–	3
Provision for impairment on other assets	88	496	(1)	(54)	(55)	529
Total	782	3,571	(121)	(326)	(447)	3,906

22. Short-term borrowings

All short-term borrowings of the Group are guaranteed borrowings.

23. Due to banks and other financial institutions

	(Audited) June 30, 2007	(Audited) December 31, 2006
Amounts due to banks	**2,130**	1,984
Amounts due to other financial institutions	**3,188**	1,481
Total	**5,318**	3,465

Due to banks and other financial institutions are all placed domestically.

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

24. Guarantee deposits

	(Audited) June 30, 2007	(Audited) December 31, 2006
Guaranteed deposits for acceptances	**3,905**	3,712
Guarantee deposits	**648**	891
Guaranteed deposits for letter of guarantee	**568**	474
Guaranteed deposits for letter of credit	**182**	259
Guaranteed deposits for futures contracts	**54**	40
Others	**508**	109
Total	**5,865**	5,485

25. Placements from banks and other financial institutions

	(Audited) June 30, 2007	(Audited) December 31, 2006
Banks	**1,871**	992

26. Financial assets sold under agreements to repurchase

	(Audited) June 30, 2007	(Audited) December 31, 2006
Securities	**21,997**	12,478
Loans	**886**	2,095
Total	**22,883**	14,573

As at June 30, 2007, loans of book value amounting to RMB911 million (Audited December 31, 2006: RMB2,231 million) and bonds investments of book value amounting to RMB21,997 million (Audited December 31, 2006: RMB12,478 million) were used as collateral for the financial assets sold under agreements to repurchase. As at the date of approval of the financial statements, financial assets sold under agreements to repurchase above amounting to about RMB20,739 million have been redeemed.

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

27. Customer bank deposits

	(Audited) June 30, 2007	(Audited) December 31, 2006
Current deposits		
Corporate client	**26,652**	37,601
Individual client	**5,450**	5,672
Term deposits (including call deposits)		
Corporate client	**25,279**	17,454
Individual client	**4,457**	5,749
Outward remittance and drafts and telegraphic transfers payable	**381**	249
Total	**62,219**	66,725

28. Customer brokerage deposits

	(Audited) June 30, 2007	(Audited) December 31, 2006
Individual client	**9,031**	3,423
Corporate client	**815**	327
Total	**9,846**	3,750

29. Salary and welfare payable

Details of salary and welfare payable of the Group are as follows:

	(Audited) For the six months ended June 30, 2007			
	Beginning of period	Accruals	Payments	End of period
Salary, bonus and allowance	608	3,052	(2,583)	1,077
Staff welfare	295	–	(181)	114
Social insurance	3	280	(233)	50
Housing fund	1	25	(23)	3
Labor union fund and employee education fund	117	147	(32)	232
Compensation on termination of contracts	–	20	(1)	19
Share based payment	1,109	777	–	1,886
Total	2,133	4,301	(3,053)	3,381

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

30. Taxes payable

	(Audited) June 30, 2007	(Audited) December 31, 2006
Corporate income tax	**673**	691
Business tax	**636**	319
City maintenance and construction tax	**20**	14
Others	**180**	142
Total	**1,509**	1,166

31. Policyholder deposits and investments

	(Audited) June 30, 2007	(Audited) December 31, 2006
Less than 1 year (including 1 year)	**132**	58
3-5 years (including 5 years)	**35**	37
More than 5 years	**4,778**	3,954
Total	**4,945**	4,049

32. Insurance contract reserves

	(Audited) For the six months period ended June 30, 2007					
	Beginning of period	Additions	Payments	Decrease surrenders	Others	End of period
Unearned premium reserves						
Direct insurance contracts	12,927	14,168	-	-	(11,465)	15,630
Reinsurance contracts	10	46	-	-	(33)	23
Claim reserves						
Direct insurance contracts	6,465	7,156	(6,016)	-	(200)	7,405
Reinsurance contracts	15	18	(2)	-	-	31
Policyholders' reserves for life insurance						
Direct insurance contracts	248,574	52,619	(5,427)	(5,934)	(481)	289,351
Long-term reserves for health insurance						
Direct insurance contracts	30,694	5,747	(516)	(309)	(1,217)	34,399
Total	298,685	79,754	(11,961)	(6,243)	(13,396)	346,839

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

32. Insurance contract reserve *(Continued)*

Due term of insurance contract reserve of the Group are as follows:

	(Audited) June 30, 2007		(Audited) December 31, 2006	
	Less than 1 year (including 1 year)	**More than 1 year**	Less than 1 year (including 1 year)	More than 1 year
Unearned premium reserves				
Direct insurance contracts	**11,642**	**3,988**	9,660	3,267
Reinsurance contracts	**5**	**18**	7	3
Claim reserves				
Direct insurance contracts	**5,934**	**1,471**	5,158	1,307
Reinsurance contracts	**24**	**7**	12	3
Policyholders' reserves for life insurance				
Direct insurance contracts	**15,204**	**274,147**	11,495	237,079
Long-term reserves for health insurance				
Direct insurance contracts	**693**	**33,706**	613	30,081
Total	**33,502**	**313,337**	26,945	271,740

Details of claim reserve of direct insurance contracts of the Group are as follows:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Incurred and reported claim reserves	**3,908**	3,222
Incurred but not reported claim reserves	**2,955**	2,785
Loss adjustment expense reserves	**542**	458
Total	**7,405**	6,465

33. Long-term borrowings

All long-term borrowings of the Group are guaranteed borrowings in RMB.

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

34. Other payables

	(Audited) June 30, 2007	(Audited) December 31, 2006
Insurance guarantee fund	**106**	82
Dividend payable	**147**	81
Payables to external companies	**515**	255
Employees deposits for policy contracts	**190**	179
Withholding payables	**102**	117
Rental income received in advance	**67**	60
Payables to employees	**76**	57
Others	**1,970**	1,140
Total	**3,173**	1,971

35. Share capital

The registered and paid-up share capital of the Company is RMB7,345 million with a par value of RMB1 per share. Details of share capital are as follows:

	(Audited) Beginning of the period		Issue of new shares	(Audited) End of the period	
(In million)	Number	Percentage (%)	in the period	Number	Percentage (%)
Shares subject to trading moratorium:					
State-owned shares	589	9.51%	–	589	8.02%
State-owned legal-person shares	367	5.93%	–	367	5.00%
Domestic non state-owned legal-person shares	2,680	43.26%	345	3,025	41.19%
Subtotal	3,636	58.70%	345	3,981	54.21%
Shares not subject to trading moratorium:					
A shares	–	–	805	805	10.96%
H shares	2,559	41.30%	–	2,559	34.83%
Subtotal	2,559	41.30%	805	3,364	45.79%
Total	6,195	100.00%	1,150	7,345	100.00%

The registered share capital has been verified by a China certified public accounting firm.

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

36. Capital reserves

		(Audited) June 30, 2007	(Audited) December 31, 2006
Share premium	*(1)*	**51,907**	14,835
Gains from changes in fair values of available-for-sale financial assets		**11,615**	8,100
Other capital reserves	*(2)*	**311**	311
Total		**63,833**	23,246

(1) The share premium was due to the initial public offering of A shares and H shares.

(2) The Company arranged for a revaluation of its life insurance and property and casualty insurance business prior to its asset contributions into Ping An Life and Ping An Property & Casualty. In accordance with asset valuation reports Zhonghuapingbaozi [2002] No.039 and [2002] No.038 issued by Chinese Finance Appraisal Co., Ltd., the net valuation surplus amounted to RMB311 million.

37. General risk provision

In accordance with relevant regulations of the PRC, insurance companies, banking companies, trust companies, securities companies and futures companies need to set aside general risk provisions to provide for major catastrophes or losses. The Group's subsidiaries, have in accordance with the relevant regulations of the PRC, individually provided for general risk provisions in their annual financial statements based on their current year profit or risk based assets as profit appropriation. The above mentioned general risk provisions cannot be used for dividends or appropriation to capital.

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

38. Profit appropriation

Pursuant to the Articles of the Company and relevant regulations, the Company makes appropriations from net profit according to the following order:

(1) To offset accumulated losses brought forward from prior years;

(2) To allocate 10% of profit after tax, after offsetting accumulated losses, to statutory surplus reserve;

(3) To provide for discretionary surplus reserve in accordance with the resolutions of the shareholders' meeting. The usage of the discretionary surplus reserve is determined in accordance with the articles of the Company or the resolutions of the shareholders' meeting;

(4) To distribute dividends to shareholders.

No further provision for the statutory surplus reserve is required when its balance reaches 50% of the registered share capital. Subject to resolutions approved in the shareholders' meeting, the statutory surplus reserve can be converted to share capital and new shares can be issued to shareholders in proportion to their shareholding. The balance of the statutory surplus reserve fund after such conversion to share capital should not be less than 25% of the registered share capital.

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

39. Premium income

(1) Details of premium income by insurance contracts of the Group are as follows:

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Direct insurance contracts	**53,838**	45,993
Reinsurance contracts	**47**	7
Total	**53,885**	46,000

(2) Details of premium income by products of the Group are as follows:

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Life insurance		
Individual		
Single premium income	**948**	1,571
First year regular premium income	**8,361**	5,269
Renewal premium income	**24,924**	22,743
Sub-total	**34,233**	29,583
Bancassurance		
Single premium income	**3,713**	3,451
First year regular premium income	**45**	12
Renewal premium income	**126**	128
Sub-total	**3,884**	3,591
Group insurance		
Single premium income	**3,919**	3,713
Renewal premium income	**212**	242
Sub-total	**4,131**	3,955
Life insurance total	**42,248**	37,129

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

39. Premium income *(Continued)*

(2) Details of premium income by products of the Group are as follows: *(Continued)*

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Property and casualty insurance		
Motor and third party liability insurance	**7,799**	5,797
Health and accident insurance	**582**	441
Others	**3,256**	2,633
Property and casualty insurance total	**11,637**	8,871
Total	**53,885**	46,000

40. Unearned premium reserves

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Direct insurance contracts	**2,092**	2,046
Reinsurance contracts	**13**	8
Total	**2,105**	2,054

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

41. Net interest income from banking operations

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Interest income from banking operations		
Due from banks and other financial institutions	**65**	9
Placements with central bank	**73**	–
Placements with banks and other financial institutions	**29**	6
Interest income from loans		
Including: Individual loans	**456**	–
Corporate loans	**714**	7
Discounted bills	**159**	–
Financial assets purchased under agreements to resell	**114**	–
Others	**106**	–
Including: Interest income from impaired financial assets	**20**	–
Total	**1,716**	22
Interest expense of banking operations		
Due to banks and other financial institutions	**99**	–
Placements with banks and other financial institutions	**7**	–
Due to customers	**532**	1
Financial assets sold under agreements to repurchase	**51**	–
Total	**689**	1
Net interest income from banking operations	**1,027**	21

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

42. Net income from fees and commission

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Fees and commission income		
Commission income from securities underwriting business	**224**	43
Commission income from securities trading	**790**	150
Management fee income from management of trust products	**246**	22
Handling fee income from clearing and settlement business	**6**	–
Commission income from custodian services	**19**	–
Others	**72**	3
Total	**1,357**	218
Fees and commission expenses		
Commission expenses for securities trading	**71**	12
Other commission expenses	**142**	18
Total	**213**	30
Net income from fees and commission	**1,144**	188

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

43. Investment income

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Interest income	**5,918**	4,879
Bonds	**4,498**	3,209
Held-to-maturity	**2,669**	2,457
Available-for-sale	**1,272**	681
At fair value through profit or loss	**557**	71
Term deposits	**1,288**	1,632
Loans and receivables	**1,288**	1,632
Others	**132**	38
Loans and receivables	**132**	38
Dividend income	**6,702**	1,365
Funds	**6,566**	1,160
Available-for-sale	**2,975**	449
At fair value through profit or loss	**3,591**	711
Stocks	**136**	205
Available-for-sale	**96**	114
At fair value through profit or loss	**40**	91
Realized gains	**16,936**	2,590
Bonds	**278**	224
Available-for-sale	**98**	99
At fair value through profit or loss	**180**	125
Funds	**5,820**	1,659
Available-for-sale	**2,904**	762
At fair value through profit or loss	**2,916**	897
Stocks	**10,835**	568
Available-for-sale	**5,813**	355
At fair value through profit or loss	**5,022**	213
Derivative financial instruments	**3**	139
Share of profits and losses of an associate	**–**	–
Interest expenses on assets sold under agreements to repurchase	**(432)**	(32)
Total	**29,124**	8,802

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

44. Gains from changes in fair values

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Held-for-trading financial instruments		
Bonds	**(226)**	43
Funds	**2,361**	2,789
Stocks	**1,039**	927
Destined at fair value through profit or loss	**(190)**	86
Derivative financial instruments	**110**	156
Total	**3,094**	4,001

45. Claims paid

(1) Details of claims paid by insurance contracts of the Group are as follows:

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Direct insurance contracts	**11,789**	7,813
Reinsurance contracts	**2**	1
Total	**11,791**	7,814

(2) Details of claims paid by types of payments of the Group are as follows:

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Claims	**6,011**	4,893
Payments on maturities	**3,582**	1,094
Payments on annuities	**1,427**	1,293
Payments on death and medical claims	**771**	534
Total	**11,791**	7,814

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

46. Change in insurance contract reserves

(1) Details of changes in insurance contract reserves by insurance contracts of the Group are as follows:

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Change in claim reserves		
Direct insurance contracts	**1,140**	306
Reinsurance contracts	**16**	34
Change in policyholders' reserves for life insurance		
Direct insurance contracts	**40,088**	25,275
Change in long-term reserves for health insurance		
Direct insurance contracts	**3,705**	4,406
Total	**44,949**	30,021

(2) Details of change in claim reserve of direct insurance contracts by type are as follows:

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Incurred and reported claim reserves	**753**	(123)
Incurred but not reported claim reserves	**303**	410
Loss adjustment expense reserves	**84**	19
Total	**1,140**	306

47. Reinsurers' share of insurance contract reserves

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Reinsurers' share of claim reserves	**334**	9
Reinsurers' share of policyholders' reserves for life insurance	**7**	–
Reinsurers' share of long term reserves for health insurance	**7**	–
Total	**348**	9

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

48. Business tax and surcharges

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Business tax	**1,628**	715
City maintenance and construction tax	**61**	38
Education surcharges	**53**	21
Total	**1,742**	774

49. Insurance related handling charges and commission

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Handling fee for insurance business	**1,258**	795
Commission expense for insurance business	**4,408**	3,137
Total	**5,666**	3,932

50. General and administrative expenses

General and administrative expenses of the Group include following expenses:

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Salaries and welfare	**3,052**	1,825
Social insurance	**280**	180
Housing fund	**25**	48
Depreciation of investment properties	**81**	32
Depreciation of fixed assets	**238**	148
Amortization of intangible assets	**77**	28
Auditors' remuneration		
– Interim audit and other assurance service fee	**12**	7

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

51. Impairment losses

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Bad debt for receivables	**41**	11
Impairment losses for long-term equity investment	**(18)**	–
Impairment losses for loans	**(126)**	1
Impairment losses for investment properties	**8**	–
Impairment losses for fixed assets	**37**	33
Impairment losses for other assets	**75**	–
Total	**17**	45

52. Income taxes

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Current income tax	**666**	319
Deferred income tax	**(120)**	101
Total	**546**	420

The relationship between income tax and accounting profit of the Group is as follows:

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Profit before tax	**8,872**	4,426
Tax computed at the main applicable tax rate of 15%	**1,331**	664
Tax effect of change in tax rate	**(382)**	–
Tax effect of expenses not deductible in determining taxable income	**573**	240
Tax effect of income not taxable in determining taxable income	**(1,558)**	(562)
Tax effect of higher tax rate on branches and entities (in the PRC) that are located outside the Special Economic Zones	**582**	78
Total	**546**	420

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

53. Earnings per share

Earnings per share is calculated by dividing a company's net profit for ordinary shareholders by the weighted average number of outstanding shares 6,961,720,001 (the weighted average number of outstanding shares for six months ended June 30, 2006 unaudited: 6,195,053,334).

The Company had no diluted potential shares, hence no diluted earnings per share amount is generated.

54. Share appreciation rights scheme

On February 5, 2004, the Company's board of directors approved a scheme of share appreciation rights for the senior executives and certain key employees of the Group. The rights to the units are issued from 2004 to 2008. No shares will be issued under this scheme. The rights are granted in units with each unit representing one H share of the Company. Upon exercise of the said rights, the participants will receive a cash payment, subject to the restrictions that the annual amount of aggregate benefit to all participants shall not exceed a percentage of the estimated net profits in the year in which the rights are exercised, which is equal to the product of the number of units exercised and the difference between the exercise price and market price of an H share at the time of exercise.

The expense recognized for employee services received during the period is RMB777 million (for the six months ended June 30, 2006 unaudited: RMB249 million).

The amount of issued SARs units by the Group during the period is as follows:

(Unit: Million)	**(Audited) For the six months ended June 30, 2007**	(Unaudited) For the six months ended June 30, 2006
Beginning of period	**69**	54
Issued during period	**–**	–
Exercised during period	**–**	–
End of period	**69**	54

The services received and corresponding liabilities to pay for those services are recognized over the expected vesting period. Until the liability is settled, it is re-measured at each balance date and settlement date, with changes in fair value recognized in the income statement. The carrying amount of the liability relating to the share appreciation rights as at audited June 30, 2007 is RMB1,886 million (Audited December 31, 2006: RMB1,109 million).

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

55. Investment-linked insurance

(1) Investment accounts for investment-linked insurance

Investment-linked insurance products of the Group include Ping An Century Wealth Builder Individual investment-linked Life Insurance and Ping An Group Investment-linked Pension. Ping An Century Wealth Builder Individual Investment-linked Life Insurance comprises four investment portfolios as follows: Developed Portfolio of Ping An Century Wealth Builder Individual Investment-linked Life Insurance (the "Development account"), Guaranteed Account of Ping An Century Wealth Builder Individual Investment-linked Life Insurance (the "Guaranteed account"), Fund Portfolio of Ping An Century Wealth Builder Individual Investment-linked life insurance (the "Fund portfolio") and Value Portfolio of Ping An Century Wealth Builder Individual investment-linked Life Insurance (the "Value portfolio"). Ping An Group Investment-linked Pension comprises three investment portfolios as follows: Conservative Portfolio of Ping An Group Investment-linked pension (the "Conservative portfolio"), Balanced Portfolio of Ping An Group Investment-linked Pension (the "Balanced portfolio"), and Growth Portfolio of Ping An Group Investment-linked Pension (the "Growth portfolio"). Ping An Century Wealth Builder Individual investment-linked Life Insurance and Ping An Group Investment-linked Pension accounts are set up in accordance with relevant regulations issued by CIRC and the terms in the policies, and after CIRC's approval. Except for guaranteed accounts with investments limited to bank deposits and placements, investments for other policies are bank deposits, security investment funds, bonds, shares and other financial instruments permitted by the CIRC.

(2) Number of units and net asset value for each investment unit of investment-linked insurance accounts

		(Audited) June 30, 2007		(Audited) December 31, 2006	
	Setup date	**Number of unit**	**Net asset value per each investment unit**	Number of unit	Net asset value per each investment unit
		(Million)	**(RMB)**	(Million)	(RMB)
Development account	10/23/2000	**6,646**	**2.3998**	6,420	1.8333
Guaranteed account	4/30/2001	**222**	**1.2205**	221	1.2007
Fund account	4/30/2001	**2,822**	**2.8118**	2,716	1.8591
Value account	9/4/2003	**2,155**	**1.4337**	2,042	1.2403
Conservative account	3/31/2001	**2,236**	**1.5283**	2,313	1.3099
Balanced account	3/31/2001	**120**	**2.4139**	114	1.7452
Growth account	3/31/2001	**240**	**3.2241**	232	2.1309

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

55. Investment-linked insurance *(Continued)*

(3) Separate account (investment-linked) assets and liabilities

	(Audited) June 30, 2007	(Audited) December 31, 2006
Separate account (investment-linked) assets:		
Cash at bank	**2,512**	1,002
Financial assets held for trading	**20,923**	17,180
Financial assets purchased under agreements to resell	**1,706**	300
Interest receivables	**201**	41
Term deposit	**6,509**	6,309
Other assets	**39**	100
Total	**31,890**	24,932
Separate account (investment-linked) liabilities:		
Assets sold under agreements to repurchase	**78**	1,137
Policyholders' reserves for life insurance	**31,462**	23,587
Other payables	**350**	208
Total	**31,890**	24,932

(4) Management fees of investment-linked insurance

Investment-linked account management fees are the management fees collected by the Group from policyholders in accordance with the terms of the investment-linked insurance policies. For Ping An Century Wealth Builder Individual investment-linked Life Insurance, the Group collects management fees every valuation day capped at 0.2% of the highest value of the account's asset each month (i.e., annual rate of 2.4%). For Ping An Group Investment-linked Pension, the Group collects administrative fees and investment management fees every valuation day with both capped at 1.5%, using annual rate, of the account's assets.

(5) Main accounting policies of investment-linked insurance

Ping An Century Wealth Builder Individual investment-linked Life Insurance, which undertake both insurance risk and other risks, are regarded as direct insurance contracts with no separation between the insurance risk and other risks and are accounted for as direct insurance contracts. Ping An Group Investment-linked Pension do, which undertake no insurance risk, are regarded as investment contracts, and are accounted for as financial instruments.

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

55. Investment-linked insurance *(Continued)*

(6) Valuation method of investment-linked insurance account

Assets related to investment-linked contracts are carried at market value. Marketable securities other than open ended funds are valued using the closing price at the valuation date or the most recent closing price if there are no transactions of the securities on the valuation date. Open ended funds are valued using the published net asset value. Equity investment funds within the insurance period are valued at cost.

56. Notes to consolidated cash flow statement

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
(1) Reconciliation of the net profit to cash flows from operating activities		
Net profit	**8,326**	4,006
Add: Provision for impairment losses	**17**	45
Depreciation of investment properties	**81**	32
Depreciation of fixed assets	**238**	148
Amortization of intangible assets	**77**	28
Amortization of long-term deferred expenses	**66**	49
Gains on disposal of fixed assets, intangible assets and other long-term assets	**(2)**	(2)
Gains from changes in fair values	**(3,094)**	(4,001)
Investment income	**(29,124)**	(8,802)
Foreign exchange losses	**335**	130
Change in insurance contract reserves	**46,706**	32,066
Decrease/(increase) in deferred tax assets	**296**	(37)
Increase/(decrease) in deferred tax liabilities	**(416)**	138
Decrease/(increase) in operating receivables	**(14,244)**	3,151
Increase/(decrease) in operating payables	**10,740**	(1,943)
Net cash flows from operation activities	**20,002**	25,008

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

56. Notes to consolidated cash flow statement *(Continued)*

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
(2) Net increase in cash and cash equivalents		
Cash at end of period	**77,893**	26,871
Less: Cash at beginning of period	**(37,683)**	(17,121)
Add: Cash equivalents at end of period	**42,211**	2,898
Less: Cash equivalents at beginning of period	**(9,644)**	(8,367)
Net increase in cash and cash equivalents	**72,777**	4,281

(3) For information on the acquisition of subsidiary by the Group, please refer to Note V(1).

(4) Cash and cash equivalents

	(Audited) June 30, 2007	(Audited) December 31, 2006
Cash		
Cash on hand	**405**	347
Cash at bank readily available for payments	**71,111**	31,623
Other monetary funds readily available for payments	**262**	61
Balances with central bank	**2,142**	1,927
Balances with clearing companies	**1,591**	875
Balances with other financial institutions	**2,199**	2,531
Placements with other financial institutions	**183**	319
Subtotal	**77,893**	37,683
Cash equivalents		
Bonds within 3 months	**25,652**	437
Money market fund	**4,055**	2,476
Assets purchased under agreements to resell due within 3 months	**12,504**	6,731
Subtotal	**42,211**	9,644
Cash and cash equivalents at end of year/period	**120,104**	47,327

June 30, 2007
(in RMB million)

VII. SEGMENT REPORT

The Group's business segment is currently divided into life insurance business, property and casualty insurance business, banking business, security business, corporate business and other business. Segment net profit represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment assets are determined after deducting related allowances that are reported as direct offsets in the Group's consolidated balance sheet. The Group's revenue and net profit for the year were mainly derived from the above activities in the PRC. Accordingly, no further segment analysis by geographical area is provided.

	(Audited) For the six months ended June 30, 2007							
	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Income statement								
Premium income	42,248	11,637	-	-	-	-	-	53,885
Less: Premiums ceded to reinsurers	(476)	(2,124)	-	-	-	-	-	(2,600)
Change in unearned premium reserves	(191)	(1,914)	-	-	-	-	-	(2,105)
Earned premiums	41,581	7,599	-	-	-	-	-	49,180
Net interest income from banking operations	-	-	918	-	-	-	109	1,027
Including: Inter-segmental interest income of banking operations	-	-	(109)	-	-	-	-	(109)
Net income from fees and commission	52	-	52	975	-	132	(67)	1,144
Including: Inter-segmental fees and commission income, net	52	-	-	15	-	-	-	67
Investment income	25,618	918	583	384	1,414	216	(9)	29,124
Gains from changes in fair value	2,530	10	1	107	359	87	-	3,094
Foreign exchange (losses)/gains	(316)	(11)	22	(2)	(25)	(3)	-	(335)
Other operating income	526	38	9	-	130	364	(250)	817
Including: Inter-segmental other operating income	90	24	-	-	18	118	-	250
Total operating income	69,991	8,554	1,585	1,464	1,878	796	(217)	84,051

VII. SEGMENT REPORT *(Continued)*

	(Audited) For the six months ended June 30, 2007							
	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Income statement *(continued)*								
Surrenders	(5,919)	-	-	-	-	-	-	(5,919)
Claims paid	(6,825)	(4,966)	-	-	-	-	-	(11,791)
Less: Reinsurers' share of claim paid	258	909	-	-	-	-	-	1,167
Change in insurance contract reserves	(43,862)	(1,087)	-	-	-	-	-	(44,949)
Less: Reinsurers' share of insurance contract reserves	8	340	-	-	-	-	-	348
Policyholder dividends	(897)	-	-	-	-	-	-	(897)
Expenses for reinsurance accepted	-	(7)	-	-	-	-	-	(7)
Business tax and surcharges	(841)	(661)	(77)	(72)	(54)	(37)	-	(1,742)
Insurance related handling charges and commission	(4,601)	(1,117)	-	-	-	-	52	(5,666)
General and administrative expenses	(2,900)	(1,805)	(733)	(531)	(504)	(213)	115	(6,571)
Including: Inter-segmental general and administrative expenses	(80)	(10)	-	-	(23)	(2)	-	(115)
Less: Reinsurers' share of expenses	111	564	-	-	-	-	-	675
Other operating expense	(87)	(5)	(4)	-	-	(149)	50	(195)
Including: Inter-segmental other operating expense	-	-	-	-	-	(50)	-	(50)
Impairment losses	-	(73)	62	(1)	-	(5)	-	(17)
Total operating expenses	(65,555)	(7,908)	(752)	(604)	(558)	(404)	217	(75,564)
Operating profit	4,436	646	833	860	1,320	392	-	8,487
Add: Non-operating income	8	2	446	-	-	1	(22)	435
Less: Non-operating expense	(5)	(6)	(37)	(1)	(1)	-	-	(50)
Profit before tax	4,439	642	1,242	859	1,319	393	(22)	8,872
Less: Income taxes	374	(320)	(156)	(183)	(179)	(82)	-	(546)
Net profit	4,813	322	1,086	676	1,140	311	(22)	8,326

June 30, 2007
(in RMB million)

VII. SEGMENT REPORT *(Continued)*

	(Audited) June 30, 2007							
	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Balance sheet								
Segment assets	385,745	33,818	124,788	19,962	73,908	11,781	(66,859)	583,143
Segment liabilities	363,649	29,878	117,620	17,239	3,137	5,098	(48,389)	488,232

	(Audited) For the six months ended June 30, 2007							
	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Other segment information								
Depreciation and amortization expense	311	64	38	9	7	33	-	462
Capital expenditure	2,636	63	66	19	13	296	-	3,093
Total non-cash expenses other than depreciation and amortization	-	73	(62)	1	-	5	-	17

VII. SEGMENT REPORT *(Continued)*

(Unaudited)
For the six months ended June 30, 2006

	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Income statement								
Premiums income	37,129	8,871	-	-	-	-	-	46,000
Less: Premiums ceded to reinsurers	(358)	(2,108)	-	-	-	-	-	(2,466)
Change in unearned premium reserves	(263)	(1,791)	-	-	-	-	-	(2,054)
Earned premiums	36,508	4,972	-	-	-	-	-	41,480
Net interest income of banking operations	-	-	11	-	-	-	10	21
Including: Inter-segmental Interest income of banking operations	-	-	(10)	-	-	-	-	(10)
Net income from fees and commission	7	-	-	218	-	(18)	(19)	188
Including: Inter-segmental fees and commission income, net	-	-	-	1	-	18	-	19
Investment income	8,060	282	-	89	280	91	-	8,802
Gain/(Losses) from changes in Fair values	3,836	24	-	79	69	(7)	-	4,001
Foreign exchange (losses)/gains	(114)	(8)	-	(1)	(5)	(2)	-	(130)
Other operating income	172	25	-	-	30	100	(62)	265
Including: Inter-segmental other operating income	31	6	-	-	5	20	-	62
Total operating income	48,469	5,295	11	385	374	164	(71)	54,627

June 30, 2007
(in RMB million)

VII. SEGMENT REPORT *(Continued)*

	(Unaudited) For the six months ended June 30, 2006							
	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Income statement *(continued)*								
Surrenders	(3,910)	-	-	-	-	-	-	(3,910)
Claims paid	(4,044)	(3,770)	-	-	-	-	-	(7,814)
Less: reinsurers' share of claim paid	279	853	-	-	-	-	-	1,132
Change in insurance contract reserves	(29,696)	(325)	-	-	-	-	-	(30,021)
Less: reinsurers' share of insurance contract reserves	(25)	34	-	-	-	-	-	9
Policyholder dividends	(1,714)	-	-	-	-	-	-	(1,714)
Expenses for reinsurance accepted	-	(1)	-	-	-	-	-	(1)
Business tax and subcharges	(263)	(486)	-	-	(3)	(22)	-	(774)
Insurance related handling charges and commission	(3,272)	(674)	-	-	-	-	14	(3,932)
General and administrative expenses	(2,217)	(1,308)	(9)	(190)	(265)	(35)	38	(3,986)
Including: Inter-segmental general and administrative expenses	(18)	(1)	-	(18)	(1)	-	-	(38)
Less: Reinsurers' share of expenses	167	755	-	-	-	-	-	922
Other operating expense	(58)	(5)	-	-	-	(22)	19	(66)
Including: Inter-segmental other operating expense	(19)	-	-	-	-	-	-	(19)
Impairment losses	(14)	(27)	-	-	-	(4)	-	(45)
Total operating expenses	(44,767)	(4,954)	(9)	(190)	(268)	(83)	71	(50,200)
Operating profit	3,702	341	2	195	106	81	-	4,427
Add: Non-operating income	3	1	-	-	-	12	-	16
Less: Non-operating expenses	(6)	(3)	-	-	-	(8)	-	(17)
Profit before tax	3,699	339	2	195	106	85	-	4,426
Less: income taxes	(171)	(176)	(1)	(21)	(38)	(13)	-	(420)
Net profit	3,528	163	1	174	68	72	-	4,006

VII. SEGMENT REPORT *(Continued)*

	(Audited) December 31, 2006							
	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Balance sheet								
Segment assets	329,906	23,192	85,591	8,914	31,507	6,837	(22,659)	463,288
Segment liabilities	311,040	19,649	79,410	6,866	1,726	2,967	(4,996)	416,662

	(Unaudited) For the six months ended June 30, 2006							
	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Other segment information								
Depreciation and amortization expense	192	46	–	10	4	5	-	257
Capital expenditure	290	102	48	12	20	49	-	521
Total other non-cash expenses other than depreciation and amortization	14	27	–	-	–	4	-	45

June 30, 2007
(in RMB million)

VIII. RISK MANAGEMENT

1. Insurance risk

(1) Insurance risk types

The risk under insurance contract is the possibility of occurrence of insured event and uncertainty of the amount and timing of the resulting claim. The principal risk the Group faces under such contracts is that the actual claims and benefit payments exceed the carrying amount of insurance liabilities. This could occur due to any of the following factors:

Occurrence risk – the possibility that the number of insured events will differ from those expected.

Severity risk – the possibility that the cost of the events will differ from those expected.

Development risk – the possibility that changes may occur in the amount of a policyholder's obligation at the end of the contract period.

The variability of risks is improved by diversification of risk of loss to a large portfolio of insurance contracts as a more diversified portfolio is less likely to be affected across the board by change in any subset of the portfolio. The variability of risks is also improved by careful selection and implementation of underwriting strategy and guidelines.

The business of the Group comprises long term life insurance contracts, property and casualty and short term life insurance contracts. For accident insurance contracts, the significant factors that could increase the overall frequency of claims are epidemics, widespread changes in lifestyle and natural disasters, resulting in earlier or more claims than expected. For long-term life contracts, the most significant factor is continued improvement in medical science and social conditions that would increase longevity. For property and casualty insurance contracts, claims are often affected by natural disasters, calamities, terrorist attacks, etc.

These risks currently do not vary significantly in relation to the location of the risk insured by the Group whilst undue concentration by amounts could have an impact on the severity of benefit payments on a portfolio basis.

There would be no significant mitigating terms and conditions that reduce the insured risk accepted for contracts with fixed and guaranteed benefits and fixed future premiums. However, for contracts with discretionary participation features, the participating nature of these contracts results in a significant portion of the insurance risk being shared with the insured party.

Insurance risk is also affected by the policyholders' rights to terminate the contract, pay reduced premiums, refuse to pay premiums or annuity conversion rights etc. Thus, the resultant insurance risk is subject to policyholders' behavior and decisions.

VIII. RISK MANAGEMENT *(Continued)*

1. Insurance risk *(Continued)*

(2) Concentration of Insurance risk

The Group's concentration of insurance risk is reflected by its major lines of business as analyzed by premium income in note VI, 39.

(3) Assumption and sensitivity test

Long term life insurance contracts

Assumptions

The policyholders' reserves for life insurance and long term reserves for health insurance are calculated in accordance with related actuarial regulations promulgated by the CIRC, for details please refer to Notes III 24 and Notes III 25. Strict quantitative regulations on the assumptions for calculation of statutory reserves (include valuation mortality, valuation morbidity and valuation interest rate) promulgated by the CIRC are as follows:

(1) The valuation interest rate should be capped at the lower of:

- The valuation interest rate which is published annually by the CIRC (presently 7.5%); or
- Pre-determined interest rate that is used in determining the premium of the insurance product.

(2) Mortality rates are based on the China life Insurance Mortality Table (2000-2003).

(3) Morbidity rates are based on pre-determined morbidity rates that are used in determining the premium of the insurance products.

Sensitivity Test

The Group normally is not allowed to change the above assumptions, so no sensitivity analysis is done here relating to changes in assumptions.

As stated in Note III 41, only for those high yield products whose valuation rates are higher than or equal to 7.5%, the Group can use a more prudent valuation rate in accordance with the actuarial regulations of CIRC, which states that the reserves provided should not be less than the statutory reserve at the end of the accounting year and that the valuation rate should not be higher than the pricing rate or 7.5%. As at June 30, 2007, the Group has decreased the valuation rate of all insurance products whose statutory valuation rates were 7.5% to 6.5% or below. In the current period, the Group decreased the valuation rate of some insurance products, whose valuation rates were previously higher than or equal to 6.5%, to 6.0%-6.5% or below. This change in accounting estimate reduces the profit before tax by approximately RMB6,260 million for the current period.

June 30, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

1. Insurance risk *(Continued)*

(3) Assumption and sensitivity analysis *(Continued)*

Property and casualty and short term life insurance contracts

Assumptions

The principal assumption underlying the estimates is the Group's past claims development experience. This includes assumptions in respect of average claim costs, claims handling costs, claims inflation factors and claim numbers for each accident year. Judgment is used to assess the extent to which external factors such as judicial decisions and government legislation affect the estimates.

Other key assumptions include delays in settlement etc.

Sensitivity analysis

The property and casualty and short term life insurance claims reserves are sensitive to the above key assumptions. The sensitivity of certain variables like legislative change, uncertainty in the estimation process, etc, is not possible to quantify. Furthermore, because of delays that arise between occurrence of a claim and its subsequent notification and eventual settlement, the outstanding claim reserves are not known with certainty at the balance sheet date.

The claim development of property and casualty business excluding reinsurance of the Groupis as follows:

	(Audited) Property and Casualty Insurance (Accident year)					
Item	2003	2004	2005	2006	**Six months ended June 30, 2007**	Total
Estimated cumulative claims paid as at:						
End of current year/period	5,429	5,955	7,171	9,317	**5,446**	
One year later	5,403	5,948	7,172	9,864	-	
Two years later	5,403	5,397	7,046	-	-	
Three years later	5,277	5,320	-	-	-	
Four years later	5,255	-	-	-	-	
Estimated cumulative claims paid	5,255	5,320	7,046	9,864	**5,446**	32,931
Cumulative claims paid	(5,132)	(5,091)	(6,437)	(7,503)	**(2,241)**	(26,404)
Prior period adjustments and unallocated loss adjusting expenses						210
Unpaid claims expenses						6,737

VIII. RISK MANAGEMENT *(Continued)*

1. Insurance risk *(Continued)*

(3) Assumption and sensitivity analysis *(Continued)*

Property and casualty and short term life insurance contracts *(Continued)*

Sensitivity analysis (continued)

The claim development of property and casualty business including reinsurance of the Groupis as follows:

	(Audited) Property and Casualty Insurance (Accident year)					
Item	2003	2004	2005	2006	**Six months ended June 30, 2007**	Total
Estimated cumulative claims paid as at:						
End of current year/period	3,726	4,181	5,266	7,219	**4,477**	
One year later	3,687	4,228	5,280	7,375	-	
Two years later	3,705	3,833	5,204	-	-	
Three years later	3,611	3,776	-	-	-	
Four years later	3,596	-	-	-	-	
Estimated cumulative claims paid	3,596	3,776	5,204	7,375	**4,477**	24,428
Cumulative claims paid	(3,522)	(3,597)	(4,756)	(5,960)	**(1,918)**	(19,753)
Prior period adjustments and unallocated loss adjusting expenses						192
Unpaid claims expenses						4,867

June 30, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

1. Insurance risk *(Continued)*

(3) Assumption and sensitivity analysis *(Continued)*

Property and casualty and short term life insurance contracts *(Continued)*

Sensitivity analysis (continued)

The claim development of short-term life insurance business excluding reinsurance of the Group is as follows:

	(Audited) Short-term life insurance (Accident year)					
Item	2003	2004	2005	2006	**Six months ended June 30, 2007**	Total
Estimated cumulative claims paid as at:						
End of current year/period	1,376	1,571	1,767	2,039	**994**	
One year later	1,349	1,577	1,960	2,030	-	
Two years later	1,354	1,582	1,938	-	-	
Three years later	1,354	1,582	-	-	-	
Four years later	1,354	-	-	-	-	
Estimated cumulative claims paid	1,354	1,582	1,938	2,030	**994**	7,898
Cumulative claims paid	(1,354)	(1,582)	(1,931)	(1,885)	**(465)**	(7,217)
Prior period adjustments and unallocated loss adjusting expenses						18
Unpaid claims expenses						699

VIII. RISK MANAGEMENT *(Continued)*

1. Insurance risk *(Continued)*

(3) Assumption and sensitivity analysis *(Continued)*

Property and casualty and short term life insurance contracts *(Continued)*

Sensitivity analysis (continued)

The claim development of short-term life insurance business including reinsurance of the Group is as follows:

	(Audited) Short-term life insurance (Accident year)					
Item	2003	2004	2005	2006	**Six months ended June 30, 2007**	Total
Estimated cumulative claims paid as at:						
End of current year/period	978	1,053	1,156	1,616	**750**	
One year later	959	1,057	1,482	1,540	**-**	
Two years later	916	1,086	1,499	-	**-**	
Three years later	916	1,086	-	-	**-**	
Four years later	916	-	-	-	**-**	
Estimated cumulative claims paid	916	1,086	1,499	1,540	**750**	5,791
Cumulative claims paid	(916)	(1,086)	(1,493)	(1,438)	**(365)**	(5,298)
Prior period adjustments and unallocated loss adjusting expenses						18
Unpaid claims expenses						511

A respective percentage change in average claim costs or the number of claims alone result in a similar percentage change in claim reserves. While other assumptions remain unchanged, a 5% increase in average claim costs would increase net claim reserves for property and casualty insurance and short term life insurance as at June 30, 2007 by approximately RMB243 million and RMB25 million, respectively.

June 30, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

1. Insurance risk *(Continued)*

(3) Assumption and sensitivity analysis *(Continued)*

Reinsurance

The Group limits its exposure to losses within insurance operations mainly through participation in reinsurance arrangements. The majority of the business ceded is placed on quota share basis with retention limits varying by product lines. Amounts recoverable from reinsurers are estimated in a manner consistent with the assumptions used for ascertaining the underlying policy benefits and are presented in the balance sheet as receivables from reinsurers or claim reserves receivable from reinsurers.

Even though the Group may have reinsurance arrangements, it is not relieved of its direct obligations to its policyholders and thus a credit exposure exists with respect to reinsurance ceded, to the extent that any reinsurer is unable to meet its obligations assumed under such reinsurance agreements.

2. Market risk

Market risk is the risk of change in fair value of financial instruments from fluctuation in foreign exchange rates (currency risk), market interest rates (interest rate risk) and market prices (price risk), whether such change in price is caused by factors specific to the individual instrument or its issuer or factors affecting all instruments traded in the market.

(a) Foreign currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the Renminbi and other currencies in which the Group conducts business may affect its financial condition and results of operations. The Group seeks to limit its exposure to foreign currency risk by minimizing its net foreign currency position.

VIII. RISK MANAGEMENT *(Continued)*

2. Market risk *(Continued)*

(a) Foreign currency risk *(Continued)*

The analysis below is performed for reasonably possible movements in key variables with all other variables held constant, showing the pre-tax impact on profit (due to changes in fair value of currency sensitive monetary assets and liabilities) and equity. The correlation of variables will have a significant effect in determining the ultimate impact on market risks, but to demonstrate the impact due to changes in variables, variables had to be changed on an individual basis.

		(Audited) June 30, 2007		(Audited) December 31, 2006	
	Change in variables	**Impact on profit**	**Impact on equity**	Impact on profit	Impact on equity
All foreign currencies	-5%	**770**	**770**	678	678

(b) Price risk

The Group's price risk exposure relates to financial assets and financial liabilities whose values will fluctuate as a result of changes in market prices, principally investments available-for-sale and financial assets at fair value through profit and loss.

Changes in market prices of investment instruments which produce price risk to investment can arise from factors affecting individual financial instruments or the issuers or factors affecting all the financial instruments in the market. The Group adopts risk based calculation method to estimate the underlying losses of fair value of listed stocks and security investment fund that are held for a period of ten days.

The Group uses ten days as holding period since it is assumed that not all the investments can be sold in one day. Moreover, the risk based calculation is made based on normal market condition and a 99% confidence interval.

Under normal market conditions, the impact of the ten days' underlying losses of fair value of listed stock and security investment fund estimated by using risk value model on shareholders' equity in as follows:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Listed stock and security investment funds	**9,746**	4,241

June 30, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

2. Market risk *(Continued)*

(c) Interest rate risk

Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Floating rate instruments expose the Group to cash flow interest risk, whereas fixed interest rate instruments expose the Group to fair value interest risk.

The Group's interest risk policy requires it to manage interest rate risk by maintaining an appropriate mix of fixed and variable rate instruments. The policy also requires it to manage the maturities of interest bearing financial assets and interest bearing financial liabilities. Interest on floating rate instruments is repriced at intervals of less than one year. Interest on fixed interest rate instruments is priced at inception of the financial instrument and is fixed until maturity.

The analysis below is performed for reasonably possible movements in interest rates with all other variables held constant, for bonds (except those bonds used to support participating insurance, universal insurance and investment-linked insurance), loans and advances to customers and customer deposits, showing the pre-tax impact on profit and equity. The correlation of variables will have a significant effect in determining the ultimate impact on interest rate risk, but to demonstrate the impact due to changes in variables, variables had to be changed on an individual basis.

		(Audited) June 30, 2007		(Audited) December 31, 2006	
	Change in interest rate	**Impact on profit**	**Impact on equity**	Impact on profit	Impact on equity
Held-for-trading and available-for-sale bonds	+50 basis points	**(197)**	**(3,082)**	(144)	(3,088)

		Impact on interest income/expense	
		(Audited) January – June, 2007	(Unaudited) January – June, 2006
Floating rate bonds	+50 basis points	**17**	16
Loans and advances to customers	+50 basis points	**68**	61
Customer deposits	+50 basis points	**(161)**	(124)

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Group is exposed to credit risks primarily associated with its deposit arrangements with commercial banks, loans and advances to customers, investments in bonds, equity investments, reinsurance arrangements with reinsurers, policy loans, etc. The Group mitigates credit risk by using a variety of controls including utilizing credit control policies, undertaking credit analysis on potential investments, and imposing aggregate counter party exposure limits.

The Group's banking business carries out credit assessment before granting credit to individual customers and monitors on a regular basis the credit granted. Credit risk is also managed through obtaining collateral and guarantees. In the case of off-balance sheet credit related commitments, guarantee deposits are in general received by the Group to reduce credit risk.

Credit quality

Majority of the Group's financial assets are bond investments which include government bonds, finance bonds and corporate bonds. The finance bonds held by the Group have domestic credit rating of A or above and the corporate bonds held by the Group have credit rating of AA or above.

Credit exposure

The table below shows the maximum exposure to credit risk for the components of the balance sheet and items such as future commitments. The maximum exposure is shown gross, before the effect of mitigation through any collateral held or other credit enhancements.

June 30, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(a) Credit risk *(Continued)*

	(Audited) June 30, 2007	(Audited) December 31, 2006
Cash and cash equivalents	**81,277**	41,583
Balances with clearing companies	**1,591**	875
Placements with banks and other financial institutions	**1,101**	1,727
Held-for-trading financial assets	**34,141**	11,720
Derivative financial assets	**16**	21
Assets purchased under agreement to resell	**11,148**	6,951
Interest receivables	**4,515**	3,208
Premium receivables	**5,307**	3,073
Receivables from reinsurers	**2,205**	795
Unearned premium reserves receivable from reinsurers	**3,048**	2,437
Claim reserves receivable from reinsurers	**2,058**	1,724
Policyholders' reserves for life insurance receivable from reinsurers	**7**	–
Long-term reserves for health insurance receivables from reinsurers	**7**	–
Policy loans	**1,799**	1,381
Loans and advances to customers	**58,427**	49,152
Deposits with stock and futures exchanges	**1,139**	334
Term deposits	**43,994**	59,107
Available-for-sale financial assets	**84,307**	63,768
Held-to-maturity investments	**130,193**	129,250
Statutory deposits	**1,520**	1,520
Other assets	**2,816**	2,728
Sub-total	**470,616**	381,354
Commitment	**30,691**	29,115
Total credit risk exposure	**501,307**	410,469

Above asset account balances are already deducted with investment -links account balance and equity investment balance.

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(a) Credit risk *(Continued)*

Where financial instruments are recorded at fair value, the amounts shown above represents the current risk exposure but not the maximum risk exposure that could arise in the future as a result of the change in fair values

Collateral and other credit enhancements

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the acceptability of types of collateral and the valuation parameters.

The main types of collateral obtained are as follows:

- for securities lending and reverse repurchase transactions, cash or securities;

- for commercial lending, charges over real estate properties, inventories and trade receivables, etc; and

- for retail lending, mortgages over residential properties, etc.

Management monitors the market value of the collateral, requests additional collateral when needed and performs an impairment valuation when applicable.

It is the Group's policy to dispose of repossessed assets in an orderly fashion. The proceeds are used to reduce or repay the outstanding claim. In general, the Group does not occupy repossessed assets for business use.

June 30, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(a) Credit risk *(Continued)*

Aging analysis of financial assets past-due

	(Audited) June 30, 2007						
		Unimpaired financial assets past-due					
	In due assets	Less than 30 days	31 to 90 days	More than 90 days	Total past-due but not impaired	Past-due and impaired	Total
Cash and cash equivalents	81,277	-	-	-	-	-	81,277
Balances with clearing companies	1,591	-	-	-	-	-	1,591
Placements with banks and other financial institutions	1,100	-	-	-	-	64	1,164
Premium receivables	5,136	4	4	2	10	358	5,504
Receivables from reinsurers	2,205	-	-	-	-	88	2,293
Loans and advances to customers	57,208	784	247	93	1,124	600	58,932
Deposits with stock and futures exchanges	1,139	-	-	-	-	-	1,139
Term deposits	43,994	-	-	-	-	-	43,994
Statutory deposits	1,520	-	-	-	-	-	1,520
Sub-total	195,170	788	251	95	1,134	1,110	197,414
Less: Impairment provision	-	-	-	-	-	(854)	(854)
Net	195,170	788	251	95	1,134	256	196,560

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(a) Credit risk *(Continued)*

Aging analysis of financial assets past-due *(Continued)*

(Audited) December 31, 2006

	In due assets	Unimpaired financial assets past-due: Less than 30 days	31 to 90 days	More than 90 days	Total past-due but not impaired	Past-due and impaired	Total
Cash and cash equivalents	41,583	–	–	–	–	–	41,583
Balances with clearing companies	875	–	–	–	–	–	875
Placements with banks and other financial institutions	1,727	–	–	–	–	376	2,103
Premium receivables	2,965	3	2	2	7	256	3,228
Receivables from reinsurers	795	–	–	–	–	55	850
Loans and advances to customers	47,914	434	240	215	889	2,780	51,583
Deposits with stock and futures exchanges	334	–	–	–	–	–	334
Term deposits	59,107	–	–	–	–	–	59,107
Statutory deposits	1,520	–	–	–	–	–	1,520
Sub-total	156,820	437	242	217	896	3,467	161,183
Less: GImpairment provision	–	–	–	–	–	(3,017)	(3,017)
Net	156,820	437	242	217	896	450	158,166

Of the aggregate amount of gross past-due but not impaired loans and advances to customers, the fair value of collateral that the Group held as at June 30, 2007 was RMB1,983 million (Audited December 31, 2006: RMB1,907 million).

Of the aggregate amount of gross past-due and impaired loans and advances to customers, the fair value of collateral that the Group held as at June 30, 2007 was RMB809 million (Audited December 31, 2006: RMB2,071 million).

Financial assets whose terms have been renegotiated

	(Audited) June 30, 2007	(Audited) December 31, 2006
Loans and advances to customers	**477**	2,336

June 30, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(b) Liquidity risk

Liquidity risk is the risk of not having access to sufficient funds or being unable to liquidate a position in a timely manner at a reasonable price to meet the Group's obligations as they become due.

The Group is exposed to liquidity risk on insurance policies that permit surrender, withdrawal or other forms of early termination. The Group seeks to manage its liquidity risk by matching to the extent possible the duration of its investment assets with the duration of its insurance policies and to ensure that the Group is able to meet its payment obligations and fund its lending and investment operations on a timely basis. The Group is exposed to potential liquidity risk on its banking operations. The Group seeks to manage its banking liquidity risk by optimizing the assets and liabilities structure, maintaining the stability of the deposit base, etc.

The table below summarises the maturity profile of the financial liabilities of the Group based on remaining undiscounted contractual obligations.

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(b) Liquidity risk *(Continued)*

	(Audited) June 30, 2007						
	Past due	Less than 3 months	3 to 12 months	Over 1 year	Undated	Investment-linked	Total
Short-term borrowings	-	-	557	-	-	-	557
Due to banks and other financial institutions	-	5,079	239	-	-	-	5,318
Guarantee deposits	54	3,862	1,936	52	-	-	5,904
Placement from banks and other financial institutions	-	1,871	-	-	-	-	1,871
Derivative financial liabilities	-	229	95	241	-	-	565
Assets sold under agreements to repurchase	-	21,705	1,100	-	-	78	22,883
Customer bank deposits	-	41,862	17,106	4,122	-	-	63,090
Customer brokerage deposits	-	-	-	-	9,846	-	9,846
Premiums received in advance	-	664	2	-	-	-	666
Handling charges and commission payable	-	1,427	-	-	-	-	1,427
Due to reinsurers	-	2,162	624	-	-	-	2,786
Salary and welfare payable	-	1,705	420	823	433	-	3,381
Interest payable	-	137	179	39	-	-	355
Claim payable	-	4,274	-	-	-	-	4,274
Policyholder dividend payable	-	4,771	-	-	-	-	4,771
Policyholder deposits and investments	-	132	-	368	-	4,445	4,945
Long-term borrowings	-	-	-	167	2,174	-	2,341
Other liabilities	-	1,723	604	70	426	350	3,173
Total	54	91,603	22,862	5,882	12,879	4,873	138,153

June 30, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(b) Liquidity risk *(Continued)*

	(Audited) December 31, 2006						
	Past due	Less than 3 months	3 to 12 months	Over 1 year	Undated	Investment-linked	Total
Short-term borrowings	–	–	527	–	–	–	527
Due to banks and other financial institutions	–	3,234	231	–	–	–	3,465
Guarantee deposits	–	3,991	1,519	52	–	–	5,562
Placement from banks and other financial institutions	–	992	–	–	–	–	992
Derivative financial liabilities	–	19	119	286	–	–	424
Assets sold under agreements to repurchase	–	11,770	1,172	494	–	1,137	14,573
Customer bank deposits	–	53,850	9,637	4,036	–	–	67,523
Customer brokerage deposits	–	–	–	–	3,750	–	3,750
Premiums received in advance	–	1,352	–	–	–	–	1,352
Handling charges and commission payable	–	894	–	–	–	–	894
Due to reinsurers	–	512	234	–	–	–	746
Salary and welfare	–	1,077	172	543	341	–	2,133
Interest payable	–	131	118	38	–	–	287
Claim payable	–	3,981	–	–	–	–	3,981
Policyholder dividend payable	–	4,107	–	–	–	–	4,107
Policyholder deposits and investments	–	58	–	242	–	3,749	4,049
Long-term borrowings	–	–	–	155	–	–	155
Other liabilities	–	549	181	118	915	208	1,971
Total	–	86,517	13,910	5,964	5,006	5,094	116,491

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(b) Liquidity risk *(Continued)*

The table below summarises the maturity profile of the notional amount of derivative financial liabilities of the Group based on remaining contractual obligations (H-share).

	Less than 3 months	3 to 12 months	Over 1 year	Undated	Investment-linked	Total
June 30, 2007 (Audited)	**754**	**430**	**1,039**	**-**	**-**	**2,223**
December 31, 2006 (Audited)	327	865	1,015	–	–	2,207

The table below summarises the expected recovery or settlement of assets.

	(Audited) June 30, 2007			
	Current*	**Non-current**	**Investment-linked**	**Total**
Cash on hand and at bank	**73,719**	**7,558**	**2,512**	**83,789**
Balances with clearing companies	**1,591**	**-**	**-**	**1,591**
Precious metal	**1**	**-**	**-**	**1**
Placement with banks and other financial institutions	**1,101**	**-**	**-**	**1,101**
Held-for-trading financial assets	**52,513**	**-**	**20,923**	**73,436**
Derivative financial assets	**9**	**7**	**-**	**16**
Assets purchased under agreements to repurchase	**11,148**	**-**	**1,706**	**12,854**
Interest receivables	**4,515**	**-**	**201**	**4,716**
Premium receivables	**5,209**	**98**	**-**	**5,307**
Due from reinsurers	**2,108**	**97**	**-**	**2,205**
Unearned premium reserves receivable from reinsurers	**1,893**	**1,155**	**-**	**3,048**
Claim reserves receivable from reinsurers	**1,401**	**657**	**-**	**2,058**
Policyholders' reserves for life insurance receivable from reinsurers	**7**	**-**	**-**	**7**
Long-term reserves for health insurance receivable from reinsurers	**7**	**-**	**-**	**7**

June 30, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(b) Liquidity risk *(Continued)*

	(Audited) June 30, 2007			
	Current*	Non-current	Investment-linked	Total
Policy loans	1,799	–	–	1,799
Loans and advances to customers	35,326	23,101	–	58,427
Deposits with stocks and future exchanges	1,139	–	–	1,139
Term deposits	15,034	28,960	6,509	50,503
Available-for-sale financial assets	21,327	111,116	–	132,443
Held-to-maturity investments	3,046	127,147	–	130,193
Long-term equity investments	–	211	–	211
Goodwill	–	475	–	475
Statutory deposits	–	1,520	–	1,520
Investments properties	–	3,789	–	3,789
Fixed assets	–	6,839	–	6,839
Intangible assets	–	922	–	922
Deferred tax assets	–	592	–	592
Other assets	1,792	2,324	39	4,155
Total assets	234,685	316,568	31,890	583,143

* Expected recovery or settlement within 12 months from the balance sheet date.

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(b) Liquidity risk *(Continued)*

	(Audited) December 31, 2006			
	Current*	Non-current	Investment-linked	Total
Cash on hand and at bank	35,796	5,787	1,002	42,585
Balances with clearing companies	875	–	–	875
Precious metal	111	–	–	111
Placement with banks and other financial institutions	1,727	–	–	1,727
Held-for-trading financial assets	26,823	–	17,180	44,003
Derivative financial assets	10	11	–	21
Assets purchased under agreements to repurchase	6,951	–	300	7,251
Interest receivables	3,208	–	41	3,249
Premium receivables	3,000	73	–	3,073
Due from reinsurers	746	49	–	795
Unearned premium reserves receivable from reinsurers	1,475	962	–	2,437
Claim reserves receivable from reinsurers	1,220	504	–	1,724
Policy loans	1,381	–	–	1,381
Loans and advances to customers	27,886	21,266	–	49,152
Deposits with sticks and future exchanges	334	–	–	334
Term deposits	26,609	32,498	6,309	65,416
Available-for-sale financial assets	744	94,456	–	95,200
Held-to-maturity investments	1,845	127,405	–	129,250
Long-term equity investments	–	415	–	415
Goodwill	–	409	–	409
Statutory deposits	–	1,520	–	1,520
Investments properties	–	1,660	–	1,660
Fixed assets	–	4,552	–	4,552
Intangible assets	–	940	–	940
Deferred tax assets	–	888	–	888
Other assets	2,579	1,641	100	4,320
Total assets	143,320	295,036	24,932	463,288

* Expected recovery or settlement within 12 months from the balance sheet date.

June 30, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

4. Mismatching risk of asset and liability

The objective of the Group's asset and liability management is to match assets with liabilities on the basis of both duration and interest rate. In the current regulatory and market environment, however, the Group is unable to invest in assets that have duration of sufficient length to match the duration of its insurance and investment contract liabilities. When the current regulatory and market environment permits, however, the Group will lengthen the duration of its assets by matching the new liabilities of lower guarantee rates, while narrowing the gap of existing liabilities of higher guarantee rates.

5. Operational risk

Operational risk is the risk of loss resulting from inadequate or failure of proper internal controls on business processes, people and systems or from uncontrollable external events. The Group is exposed to many types of operational risks in the conduct of its business from inadequate or failure to obtain proper authorizations, supporting documentations and ensuring operational and informational security procedures as well as from frauds or errors by employees. The Group attempts to manage operational risk by establishing clear policies and requiring well-documented business processes to ensure transactions are properly authorized, supported and recorded.

IX. RELATED PARTY RELATIONSHIP AND TRANSACTION

1. Related party relationship

(1) Related parties with control relationship

The Company's related parties where control exists are mainly subsidiaries of the Company. For details, please refer to Note V.

(2) Related parties without control relationship

Name of related parties	Relationship with the Company
HSBC Holdings Limited ("HSBC Holdings")	Parent of shareholder
HSBC Insurance Holdings Limited ("HSBC Insurance")	Shareholder
The Honkong and Shanghai Banking Corporation Limited ("HSBC")	Shareholder

In late August 2005, HSBC Holdings through its wholly owned subsidiaries, HSBC Insurance and HSBC, held 19.90% of the Company's share. Since then, HSBC Holdings and its subsidiaries became the Company's related parties with significant influence over the Group. As at June 30, 2007, HSBC Holdings holds 16.79% share of the Company through its subsidiaries.

(3) Shareholders who hold more than 5% shares of the Company as at June 30, 2007 are as follows:

Name of the shareholders	Number of Shares Held	Type of Shares	Percentage of Total Shares (%)
HSBC Insurance Holdings Limited	618,886,334	H-Share	8.43%
The Hongkong and Shanghai Banking Company Limited	613,929,279	H-Share	8.36%
Shenzhen Investment Holdings Co., Ltd.	543,181,445	Non-tradable A-Share	7.40%
Shenzhen New Horse Investment Development Co., Ltd.	389,592,366	Non-tradable A-Share	5.30%
Yuan Trust Investment Co., Ltd.	380,000,000	Non-tradable A-Share	5.17%

June 30, 2007
(in RMB million)

IX. RELATED PARTY RELATIONSHIP AND TRANSACTION *(Continued)*

2. Related parties transactions

(1) Significant transactions with related parties

Interest income earned by the Group from HSBC:

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
HSBC	**6**	10

(2) Balances with related parties

	(Audited) June 30, 2007	(Audited) December 31, 2006
HSBC	**235**	710

(3) Compensation for key management personnel is as below:

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Salaries and other short-term employee benefits	**53**	42

Key management personnel comprise the Company's directors, supervisors and senior officers as defined in the Company's articles of association. The compensation expenses for share appreciation rights granted to (Note VI, 54) key management personnel are not included in the above analysis. As at June 30, 2007, the cumulative number of units in share appreciation rights granted to key management personnel is 20 million (audited December 31, 2006: 20 million). The related expense in respect of share appreciation rights granted to key management personnel recognized in current income statement is RMB226 million (unaudited six months ended June 30, 2006: RMB79 million).

X. FIDUCIARY BUSINESS

	(Audited) June 30, 2007	(Audited) December 31, 2006
Net assets under trust scheme	**28,676**	16,677
Net assets under corporate annuity scheme	**1,198**	634
Entrusted loans	**1,931**	2,120
Total	**31,805**	19,431

XI. CONTINGENCES

1. Guarantee

Ping An Real Estate provided guarantees for several loans under trust schemes managed by Ping An Trust. As at June 30, 2007, guarantees provided amount to RMB160 million (audited December 31, 2006: RMB426 million).

2. Litigation

Owing to the nature of insurance and financial service business, the Group is involved in estimates, contingencies and legal proceedings in the ordinary course of business, including being the plaintiff or the defendant in litigation and arbitration. The adverse effect of above mentioned events mostly involve claims on the Group's insurance policies and other claims. Provision has been made for the probable losses to the Group, where management can reasonably estimate the outcome of the lawsuits taking into account of any legal advice.

No provision has been made for pending lawsuits or possible violations of contracts when the outcome cannot be reasonably estimated or management believes the probability of losing the lawsuit is low or remote. For pending lawsuits, management also believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group or any of its subsidiaries.

June 30, 2007
(in RMB million)

XII. COMMITMENTS

1. Capital commitments

The Group has the following capital commitments relating to property development projects and investments:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Contracted, but not provided for	**5,947**	3,431
Authorized, but not contracted for	**1,036**	1,182
Total	**6,983**	4,613

2. Rental commitments

Future minimum rent payables under non-cancelable operating leases are as follows:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Within 1 year (1 year included)	**491**	453
1-2 years (2 years included)	**337**	306
2-3 years (3 years included)	**213**	197
More than 3 years	**216**	211
Total	**1,257**	1,167

3. Credit commitments

	(Audited) June 30, 2007	(Audited) December 31, 2006
Loan commitment		
Original maturities within 1 year	**2,977**	5,565
Original maturities more than one year and above	**9,974**	7,258
Letter of credit issued	**652**	734
Acceptance issued	**7,404**	6,536
Guarantee issued	**9,680**	9,017
Others	**4**	5
Total	**30,691**	29,115

XIII. POST BALANCE SHEET EVENTS

1. As of July 20, 2007, the Group has acquired 30% shares of Shanxi Taichang Highway Ltd., 60% shares of Shanxi Changjin Highway Ltd. and 60% shares of Shanxi Jiaojin Highway Ltd. through Ping An Trust. The cost for the above acquisitions amount to RMB2.3 billion.

2. On August 16, 2007, the board of directors of the Group proposed an interim dividend of RMB0.20 per share totaling RMB1,469 million to be paid for the half year ended June 30, 2007.

XIV. NOTES TO FINANCIAL STATEMENTS OF THE COMPANY

1. Cash on hand and at bank

	(Audited) June 30, 2007	(Audited) December 31, 2006
Cash on hand	**1**	–
Cash at bank	**44,342**	3,139
Other monetary funds	**115**	–
Total	**44,458**	3,139

2. Held-for-trading financial assets

	(Audited) June 30, 2007	(Audited) December 31, 2006
Bonds		
Government Bonds	**24**	24
Financial Bonds	**1,291**	498
Corporate Bonds	**1,211**	2,889
Equity instruments		
Funds	**301**	417
Stocks	**2,491**	1,630
Total	**5,318**	5,458

3. Term deposits

	(Audited) June 30, 2007	(Audited) December 31, 2006
Less than 3 months (including 3 months)	**100**	50
3 months - 1 year (including 1 year)	**300**	501
More than 5 years	**48**	225
Total	**448**	776

June 30, 2007
(in RMB million)

XIV. NOTES TO FINANCIAL STATEMENTS OF THE COMPANY *(Continued)*

4. Available-for-sale financial assets

	(Audited) June 30, 2007	(Audited) December 31, 2006
Bonds		
Government Bonds	**2,002**	1,159
Financial Bonds	**782**	786
Corporate Bonds	**212**	103
Equity instruments		
Funds	**656**	22
Stocks	**1,803**	2,157
Total	**5,455**	4,227

Terms of bonds which were classified as available-for-sale financial assets are as follows:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Less than 3 months (including 3 months)	**-**	61
3 months - 1 year (including 1 year)	**1,015**	349
1-2 years (including 2 years)	**510**	1,154
2-3 years (including 3 years)	**480**	412
4-5 years (including 5 years)	**962**	42
More than 5 years	**29**	30
Total	**2,996**	2,048

XIV. NOTES TO FINANCIAL STATEMENTS OF THE COMPANY *(Continued)*

5. Long-term equity investments

	(Audited) June 30, 2007	(Audited) December 31, 2006
Ping An Life	**3,762**	3,762
Ping An Property & Casualty	**2,973**	2,973
Ping An Trust	**4,216**	4,216
Shenzhen Ping An Bank	**4,916**	4,916
Ping An Overseas Holdings	**561**	561
Ping An Annuity	**485**	285
Ping An Health	**475**	475
Ping An Assets Management	**180**	180
Total	**17,568**	17,368

6. Deferred tax liabilities

	(Audited) June 30, 2007	(Audited) December 31, 2006
Changes in fair values of financial assets	**341**	172
Share appreciation rights	**(171)**	(79)
Total	**170**	93

7. Placements from banks and other financial institutions

	(Audited) June 30, 2007	(Audited) December 31, 2006
Due from Bank	**1,416**	820
Due from other financial institutions	**335**	–
Total	**1,751**	820

June 30, 2007
(in RMB million)

XIV. NOTES TO FINANCIAL STATEMENTS OF THE COMPANY *(Continued)*

8. Salary and welfare payable

	(Audited) For the six months ended June 30, 2007			
	Beginning of period	Accruals	Payments	End of period
Salary, bonus, allowance	44	115	(115)	44
Staff welfare	25	-	(5)	20
Social insurance	-	4	(1)	3
Labor union fund and employee education fund	9	37	(3)	43
Shares paid by cash	508	272	-	780
Total	586	428	(124)	890

9. Taxes payable

	(Audited) June 30, 2007	(Audited) December 31, 2006
Corporate income tax	120	51
Business tax	23	20
Others	36	4
Total	179	75

10. Capital reserves

		(Audited) June 30, 2007	(Audited) December 31, 2006
Share premium	*(1)*	51,907	14,835
Fair value of financial assets		207	585
Other capital reserves	*(2)*	311	311
Total		52,425	15,731

(1) The share premium was due to the initial public offering of A shares and H shares.

(2) The Company arranged for a revaluation of its life insurance and property and casualty insurance business prior to its asset contributions into Ping An Life and Ping An Property & Casualty. In accordance with asset valuation reports Zhonghuapingbaozi [2002] No.039 and [2002] No.038 issued by Chinese Finance Appraisal Co., Ltd., the net valuation surplus amounted to RMB311 million.

XIV. NOTES TO FINANCIAL STATEMENTS OF THE COMPANY *(Continued)*

11. Investment income

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Interest income	**97**	250
Bonds	**84**	26
Available-for-sale	**38**	23
At fair value through profit or loss	**46**	3
Term deposits	**10**	224
Loans and receivables	**10**	224
Others	**3**	–
Loans and receivables	**3**	–
Dividend income	**3,760**	4,940
Funds	**297**	–
Available-for-sale	**73**	–
At fair value through profit or loss	**224**	–
Equity investments	**3,463**	4,940
Long-term equity investment	**3,386**	4,934
Available-for-sale financial assets	**68**	6
At fair value through profit or loss	**9**	–
Realized gains	**1,054**	26
Bonds	**23**	3
At fair value through profit or loss	**23**	3
Funds	**60**	17
Available-for-sale	**96**	17
At fair value through profit or loss	**(36)**	–
Stocks	**971**	6
Available-for-sale	**29**	–
At fair value through profit or loss	**942**	6
Interest expenses on assets sold under agreements to repurchase	**(33)**	(3)
Total	**4,878**	5,213

June 30, 2007
(in RMB million)

XIV. NOTES TO FINANCIAL STATEMENTS OF THE COMPANY *(Continued)*

12. Gains from changes in fair values

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Held-for-trading financial instruments		
Bonds	**(111)**	16
Funds	**(21)**	–
Stocks	**491**	53
Total	**359**	69

13. Business tax and surcharges

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Business tax	**52**	3
City maintenance and construction tax	**1**	–
Education surcharges	**1**	–
Total	**54**	3

14. General and administrative expenses

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Salaries and welfare	**115**	88
Social insurance	**4**	4
Depreciation of fixed assets	**7**	4
Amortization of intangible assets	**3**	2

XIV. NOTES TO FINANCIAL STATEMENTS OF THE COMPANY *(Continued)*

15. Income taxes

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Current income tax	**141**	27
Deferred income tax	**38**	11
Total	**179**	38

The relationship between the Company's income tax expenses and accounting profit is as follows:

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Profit before tax	**4,783**	5,039
Tax computed at the applicable tax rate of 15%	**717**	756
Tax effect of change in tax rate	**68**	–
Tax effect of expenses not deductible in determining taxable income	**41**	18
Tax effect of income not taxable in determining taxable income	**(647)**	(736)
Total	**179**	38

June 30, 2007
(in RMB million)

XIV. NOTES TO FINANCIAL STATEMENTS OF THE COMPANY *(Continued)*

16. Notes to Cash Flow Statements

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
(1) Reconciliation of net profit to cash flows from operating activities:		
Net profit	**4,604**	5,001
Add:		
Depreciation of fixed assets	**7**	4
Amortization of intangible assets	**3**	2
Amortization of long-term deferred expenses	**1**	1
Gains from changes in fair value	**(359)**	(69)
Investment income	**(4,878)**	(5,213)
Foreign exchange losses	**25**	5
Increase in deferred income tax liabilities	**39**	6
Decrease/(increase) in operating receivables	**96**	(64)
Increase in operating payables	**227**	167
Net cash flows from operating activities	**(235)**	(160)
(2) Net increase in cash and cash equivalents:		
Cash at end of period	**44,458**	334
Less: Cash at beginning of period	**(3,139)**	(120)
Add: Cash equivalents at end of period	**1,305**	28
Less: Cash equivalents at beginning of period	**(309)**	(2,517)
Net increase in cash and cash equivalents	**42,315**	(2,275)

XIV. NOTES TO FINANCIAL STATEMENTS OF THE COMPANY *(Continued)*

16. Notes to Cash Flow Statements *(Continued)*

(3) Cash and cash equivalents

	(Audited) June 30, 2007	(Audited) December 31, 2006
Cash		
Cash on hand	**1**	–
Cash at bank readily available for payments	**44,342**	3,139
Other monetary funds readily available for payments	**115**	–
Subtotal	**44,458**	3,139
Cash equivalents		
Bonds within 3 months	**1,293**	299
Money market fund	**12**	10
Subtotal	**1,305**	309
Cash and cash equivalents at end of year/period	**45,763**	3,448

June 30, 2007
(in RMB million)

XIV. NOTES TO FINANCIAL STATEMENTS OF THE COMPANY *(Continued)*

17. Related party transactions

(1) Related party transactions between the Company and the subsidiaries of the Company for the current period are as follows:

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Interest income from bank deposits		
Shenzhen Ping An Bank	**96**	–
Ping An Bank	**3**	2
Ping An Securities	**1**	–
Total	**100**	2
Interest expense of placement		
Ping An Property and Casualty	**5**	–
Ping An Life	**4**	–
Total	**9**	–
Asset management fees		
Ping An Asset Management	**2**	1
Property management Fees		
Ping An Property	**7**	–
Membership fees		
Ping An Securities	**1**	–
Dividend income		
Ping An Property and Casualty	**–**	570
Ping An Life	**3,386**	4,364

XIV. NOTES TO FINANCIAL STATEMENTS OF THE COMPANY *(Continued)*

17. Related party transactions *(Continued)*

(2) Balances with the subsidiaries of the Company:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Bank deposits		
Shenzhen Ping An Bank	**38,362**	–
Ping An Bank	**802**	801
Total	**39,164**	801
Placement		
Ping An Life	**152**	–
Ping An Property and Casualty	**183**	–
Total	**335**	–
Margin deposits		
Ping An Securities	**115**	2
Other receivables		
Ping An Annuity	**–**	200
Ping An Asset Managment	**300**	–
Shenzhen Ping An Bank	**10**	–
Total	**310**	200
Other payables		
Ping An Life	**13**	3
Ping An Property and Casualty	**–**	1
Ping An Securities	**–**	1
Ping An Overseas Holdings	**2**	–
Total	**15**	5

June 30, 2007
(in RMB million)

XIV. NOTES TO FINANCIAL STATEMENTS OF THE COMPANY *(Continued)*

17. Related party transactions *(Continued)*

(3) Guarantees provided by the Company to its subsidiaries:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Ping An Securities	**800**	800
Ping An Trust	**300**	300
Ping An Overseas Holdings	**487**	500
Total	**1,587**	1,600

XV. COMPARATIVE FIGURES

Certain comparative figures have been restated to conform to current period's presentation.

XVI. APPROVAL OF FINANCIAL STATEMENTS

The financial statements have been approved by the Company's board of directors on August 16, 2007.

1. RECONCILIATION OF GAAP DIFFERENCES BETWEEN PRC ACCOUNTING STANDARDS AND IFRS

The material GAAP differences between PRC Accounting Standards and IFRS in preparing financial statements are as follows:

Consolidated net profit	Notes	(Audited) For the six months ended June 30, 2007 in RMB million	(Unaudited) For the six months ended June 30, 2006 in RMB million
Financial statements prepared in accordance with PRC Accounting Standards		**8,063**	3,945
Unearned premium reserves	*(i)*	**(86)**	(102)
Policyholders' reserves	*(ii)*	**(2,106)**	(2,249)
Deferred policy acquisition costs	*(iii)*	**4,136**	2,611
Deferred tax	*(iv)*	**(301)**	(136)
Minority interests and others		**(16)**	30
Financial statements prepared in accordance with IFRS		**9,690**	4,099

Consolidated equity	Notes	(Audited) June 30, 2007 in RMB million	(Audited) December 31, 2006 in RMB million
Financial statements prepared in accordance with PRC Accounting Standards		**93,396**	45,260
Unearned premium reserves	*(i)*	**–**	86
Policyholders' reserves	*(ii)*	**(32,380)**	(30,023)
Deferred policy acquisition costs	*(iii)*	**36,069**	31,866
Deferred tax	*(iv)*	**(966)**	(687)
Minority Interests and others		**(86)**	(127)
Financial statements prepared in accordance with IFRS		**96,033**	46,375

Minority interests have been deducted from the above amounts.

Notes:

(i) Under PRC Accounting Standards, unearned premium reserves of life insurance businesses should be no less than 50% of the net premium for the current period. Under IFRS, unearned premium reserves are provided using actuarial valuation results (1/365 method).

(ii) Under PRC Accounting Standards, policyholders' reserves are provided in accordance with related actuarial regulations released by CIRC. Under IFRS, policyholders' reserves are provided in accordance with IFRS 4 Insurance Contracts and by reference to US GAAP.

(iii) Under PRC Accounting Standards, handling costs and commission expenses of acquiring new policies are recognized in the income statement when incurred. Under IFRS, handling costs and commission expenses of acquiring new policies are deferred and amortized by category in proportion to expected premiums over the life of this insurance contracts or the present value of estimated gross profits expected to be realized over the life of the insurance contracts, in accordance with IFRS 4 Insurance Contracts and by reference to US GAAP.

(iv) The above differences between PRC Accounting Standards and IFRS are temporary differences in accordance with IAS 12 Income Taxes. The Group recognizes deferred tax assets on the basis of the above differences and the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

2 RECONCILIATION STATEMENTS FOR THE PROFIT AND LOSS DIFFERENCES BETWEEN NEW AND OLD PRC ACCOUNTING STANDARDS

The Company is listed in both the A and H share stock market and needs to prepare financial statements using PRC GAAP and International Financial Reporting Standards for investors of both markets. In accordance with the ASBE No. 38 – First-Time Adoption of ASBE and Experts' Opinions on Implementation of ASBE Issued by the Ministry of Finance on February 1, 2007, the Group has restated its comparative figures retrospectively as a result of the change in accounting policies and consistently applied the accounting policies for the accounting periods covered by this financial statements.

In accordance with Question and Answer No.7 Regarding the Rules on Information Disclosure for Companies that Public Offer Securities – Compilation and Disclosure of Comparative Financial and Accounting Information During the Transition Period between the New and Old Accounting Standards (Zheng Jian Kuai Ji Zi [2007] Num.10) issued by the China Securities Regulatory Commission (the "CSRC") on February 25, 2007, the Group prepared the reconciliation statements for the profit and loss differences between New and Old PRC accounting standards to show the impact of the restatements on the Group's profit and loss statement for the period ended June 30, 2006.

Details (in RMB million)	**(Unaudited) Amount**
Net profit for the six months ended June 30, 2006(Old GAAP)	2,670
Goodwill	20
Financial assets	1,730
Claim reserves	(337)
Land use right	(7)
Deferred income tax	(119)
Changes in presentation of minority interests	(12)
Net profit for the six months ended June 30, 2006(New GAAP)	3,945

Minority interests have been deducted from the above net profits.

DISCLOSURE OF INTERESTS

Substantial shareholders' and other persons' interests and short positions in shares and underlying shares

As at June 30, 2007, the following persons (other than the Directors and Supervisors of the Company) had interests or short positions in the shares or underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance ("SFO"):

1. Interests and short positions of substantial shareholders who were entitled to exercise or control the exercise of 10% or more of the voting power at any general meeting of the Company

Name of substantial shareholder	H/A shares	Capacity	Notes	No. of H/A shares	Nature of interest	Percentage of total number of H/A shares in issue (%)	Percentage of total shares in issue (%)
HSBC Holdings plc	H	Interest of controlled corporations	1, 2, 3	1,233,870,388	Long position	48.22	16.79

2. Interests and short positions of other substantial shareholders

Name of substantial shareholder	H/A shares	Capacity	Notes	No. of H/A shares	Nature of interest	Percentage of total number of H/A shares in issue (%)	Percentage of total shares in issue (%)
HSBC Insurance Holdings Limited	H	Beneficial owner	1	618,886,334	Long position	24.19	8.43
The Hongkong and Shanghai Banking Corporation Limited	H	Beneficial owner	3	614,099,279	Long position	24.00	8.36
Shenzhen Investment Holdings Co., Ltd.	A	Beneficial owner		543,181,445	Long position	11.35	7.40

Name of substantial shareholder	H/A shares	Capacity	Notes	No. of H/A shares	Nature of interest	Percentage of total number of H/A shares in issue (%)	Percentage of total shares in issue (%)
Shenzhen Jingao Industrial Development Co., Ltd.	A	Beneficial owner	4	331,117,788	Long position	6.92	4.51
Ping An Securities Company, Ltd. Labor Union	A	Interest of controlled corporations	4	331,117,788	Long position	6.92	4.51
China Ping An Trust & Investment Co., Ltd. Labor Union	A	Interest of controlled corporations	4	331,117,788	Long position	6.92	4.51
Shenzhen New Horse Investment Development Co., Ltd	A	Beneficial owner	5	389,592,366	Long position	8.14	5.30
Ping An Insurance (Group) Company of China, Ltd. Labor Union	A	Interest of controlled corporations	5	389,592,366	Long position	8.14	5.30
Yuan Trust Investment Company Ltd.	A	Beneficial owner		380,000,000	Long position	7.94	5.17
Shenzhen Shum Yip Investment Development Company Ltd.	A	Beneficial owner		301,585,684	Long position	6.30	4.11

Notes:

(1) HSBC Insurance Holdings Limited was a wholly-owned subsidiary of HSBC Holdings plc and its interest in 618,886,334 shares of the Company was deemed to be the interest of HSBC Holdings plc.

(2) Besides (1) above, HSBC Holdings plc was also interested in the Company by virtue of its control over HSBC CCF Financial Products (France) SNC ("CCF SNC") which held a direct interest in 884,775 shares in the Company. The interest in 884,775 shares of the Company was held through cash settled unlisted securities.

CCF SNC was 100% owned by CCF S.A. which was owned as to 99.99% by HSBC Bank plc. HSBC Holdings plc owned 100% interest in HSBC Bank plc.

(3) The Hongkong and Shanghai Banking Corporation Limited was owned as to 84.19% by HSBC Asia Holdings BV, a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn was a wholly-owned subsidiary of HSBC Holdings BV. The remaining 15.81% of The Hongkong and Shanghai Banking Corporation Limited was owned by HSBC Finance (Netherlands), a wholly-owned subsidiary of HSBC Holdings plc. HSBC Finance (Netherlands) owned 100% interest in HSBC Holdings BV.

(4) Shenzhen Jingao Industrial Development Co., Ltd. was owned as to 80% and 20% by Ping An Securities Company, Ltd. Labor Union and China Ping An Trust & Investment Co., Ltd. Labor Union respectively. The interest in 331,117,788 shares relates to the same block of shares in the Company.

(5) Shenzhen New Horse Investment Development Co., Ltd. was owned as to 95% by Ping An Insurance (Group) Company of China, Ltd. Labor Union. The interest in 389,592,366 shares relates to the same block of shares in the Company.

Save as disclosed above, the Company is not aware of any other person (other than the Directors and Supervisors of the Company) having any interests or short positions in the shares and underlying shares of the Company as at June 30, 2007 as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Interest in other members of the Group

As at June 30, 2007, as far as the Company is aware, the following person, not being a Director or Supervisors of the Company, was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group:

Name of Group member	Name of shareholder	Percentage of shareholding
China Ping An Insurance (Hong Kong) Company Limited	Industrial and Commercial Bank of China (Asia) Limited	25%

Interests and short positions of directors and supervisors

As at June 30, 2007, the interests and short positions of the Directors and Supervisors of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), which have been notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO, including interests and short positions which the Directors and Supervisors of the Company are taken or deemed to have under such provisions of the SFO, or which are required to be and are recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of Listed Issuers" (the "Model Code") set out in Appendix 10 to the Rules Governing the Listing of Securities of the Stock Exchange (the "Listing Rules"), were as follows:

Name	Position	H/A shares	Capacity	No. of H/A shares	Nature of interest	Percentage of total number of H/A shares in issue (%)	Percentage of total shares in issue (%)
Cheung Chi Yan Louis	Executive Director	H	Beneficial owner	248,000	Long position	0.01	0.003
Lin Li	Supervisor	A	Interest of controlled corporations*	176,000,000	Long position	3.68	2.40

* Lin Li was interested in the Company by virtue of his control over 93.33% shareholding of Shenzhen Liye Group Company Limited, which held a direct interest in 176,000,000 shares in the Company.

Save as disclosed above, as at June 30, 2007, none of the Directors or Supervisors held or was deemed to hold any interests or short positions in the shares and underlying shares or debentures of the Company or any of its associated corporations (as defined in the SFO), which were required to be recorded in the register required to be kept under Section 352 of the SFO, or otherwise required to be notified by the Directors or Supervisors to the Company and the Stock Exchange pursuant to the Model Code nor have they been granted the right to acquire any interests in shares or debentures of the Company or any of its associated corporations.

PURCHASE, SALE, OR REDEMPTION OF LISTED SHARES

Neither the Company, nor any of its subsidiaries, has purchased, sold or redeemed any of the Company's listed shares from January 1, 2007 to June 30, 2007.

AUDIT COMMITTEE

The Company has established an audit committee in compliance with the Code on Corporate Governance Practices (the "**Code on Corporate Governance Practices**") contained in Appendix 14 to the Listing Rules.

The primary duties of the audit committee are to review and supervise the Company's financial reporting process, internal audit and control procedures. The audit committee is also responsible for reviewing the external auditor's appointment, the external auditor's remuneration and any matters relating to the termination of the appointment or resignation of the external auditors. In addition, the audit committee also examines the effectiveness of the Company's internal controls, which involves regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, and takes into account their respective potential risk and urgency, to ensure the effectiveness of the Company's business operations and the realization of its corporate objectives and strategies.

The audit committee comprises four Independent Non-executive Directors, namely Mr. Bao Youde, Mr. Kwong Che Keung Gordon, Mr. Cheung Wing Yui and Mr. Chow Wing Kin Anthony and one Non-executive Director, namely Mr. Anthony Philip HOPE. The audit committee is chaired by Mr. Kwong Che Keung Gordon, an Independent Non-executive Director who also possesses the appropriate professional qualifications of accounting and related financial management expertise.

The audit committee has reviewed with the management the accounting principles and practices adopted by the Company and discussed the internal controls and financial reporting matters including a review of the interim accounts of the Company.

The Company has also established a remuneration committee and a nomination committee. Further details of the roles and functions, composition and summary of the work of these Board committees were set out under the paragraph headed "Board Committees" in the Corporate Governance Report on pages 39 to 41 of the Company's 2006 annual report issued on April 19, 2007.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES OF THE LISTING RULES

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company did not meet the applicable Code Provisions set out in the Code on Corporate Governance Practices for any part of the period from January 1, 2007 to June 30, 2007 except that Mr. Ma Mingzhe has occupied the positions of both the Chairman of the Board of Directors and Chief Executive Officer of the Company.

Code Provision A.2.1 of the Code on Corporate Governance Practices provides that the roles of Chairman and Chief Executive Officer should be separate and should not be performed by the same individual. However, the Board is of the opinion that Board decisions are not decisions of the Chairman of the Board alone but are nevertheless collective decisions of all Directors made by way of voting. Further, there is a clear division of the responsibilities between the management of the Board, which is a collective decision reached by way of majority voting, and the day-to-day management of the Company's business, which relies on the support of the Company's senior management. As such, the management power of the Company is not concentrated in any one individual.

Therefore, the Board is of the opinion that the Company's management structure is able to provide the Company with efficient management and at the same time, protect shareholders' rights. The Company therefore does not currently intend to separate the roles of the Chairman of the Board of Directors and the Chief Executive Officer of the Company.

Further details of the Company's arrangements and considered reasons for the Company's intention not to separate the roles of the Chairman of the Board of Directors and the Chief Executive Officer of the Company were set out under the paragraph headed "Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules" in the Corporate Governance Report on pages 36 to 37 of the Company's 2006 annual report issued on April 19, 2007.

CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

On May 28, 2004, the Company adopted the Code of Conduct regarding securities transactions by Directors and Supervisors of the Company ("Code of Conduct") on terms no less exacting than the required standard set out in the Model Code. Specific enquiry has been made of all Directors and Supervisors of the Company who have confirmed that they complied with the required standard set out in the Model Code and the Code of Conduct for the period from January 1, 2007 to June 30, 2007.

INTERIM DIVIDEND

The Board declared that an interim dividend of RMB0.20 (equivalent to HK$0.2065) per share for the six months ended June 30, 2007 be paid to shareholders whose names are on the Company's registers of members on September 4, 2007.

According to the Articles of Association of the Company, dividends will be denominated and declared in Renminbi. Dividends on A shares will be paid in Renminbi and dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average middle rate of Renminbi to Hong Kong dollars as announced by the People's Bank of China for the week prior to the date of declaration of dividends (RMB0.9687 equivalent to HK$1.00).

In order to determine the list of holders of H shares who are entitled to receive the interim dividend for the period ended June 30, 2007, the Company's register of members of H shares will be closed from Thursday, August 30, 2007 to Tuesday, September 4, 2007, both days inclusive, during which period no transfer of H shares will be effected. In order to qualify for the interim dividend, holders of H shares whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited, at or before 4:30 p.m. on Wednesday, August 29, 2007. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The registration date and arrangements in relation to the rights of holders of A shares to receive the interim dividend for the period ended June 30, 2007 will be separately announced in the PRC.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the "Receiving Agent") and will pay to the Receiving Agent the interim dividend declared for payment to holders of H shares. The interim dividend will be paid by the Receiving Agent and relevant cheques will be dispatched on or before September 7, 2007 to holders of H Shares whose names appear on the registers of members of the Company on September 4, 2007 by ordinary post at their own risk.

DISCLOSURE OF INFORMATION ON THE STOCK EXCHANGE'S WEBSITE AND THE COMPANY'S WEBSITE

All information required by paragraphs 46(1) to 46(9) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange (http://www.hkex.com.hk) and the website of the Company (http://www.pingan.com.cn) respectively in due course.

By Order of the Board of Directors

Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC
August 16, 2007

REGISTERED NAMES

Chinese name

中國平安保險(集團)股份有限公司

English name

Ping An Insurance (Group) Company of China, Ltd.

REGISTERED ADDRESS

Ping An Building,
Ba Gua No. 3 Road, Shenzhen,
PRC

PLACE OF BUSINESS

Ping An Building,
Ba Gua No. 3 Road,
Shenzhen,
PRC

LEGAL REPRESENTATIVE

MA Mingzhe

AUTHORIZED REPRESENTATIVES

SUN Jianyi
YAO Jun

JOINT COMPANY SECRETARIES

SENG Sze Ka Mee Natalia
YAO Jun

AUDITORS

Ernst & Young

CONSULTING ACTUARIES

Watson Wyatt Insurance Consulting Limited

LEGAL ADVISORS

Dibb Lupton Alsop

PLACE OF LISTING OF H SHARES

The Stock Exchange of Hong Kong Limited

TYPE OF STOCK AND STOCK CODE

H share The Stock Exchange of Hong Kong Limited (stock code 2318)

A share The Shanghai Stock Exchange (stock code 601318)

H SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

AMERICAN DEPOSITARY SHARES

The Bank of New York
SYMBOL: PNGAY
CUSIP : 72341E304

COMPANY WEBSITE

www.pingan.com.cn

E-MAIL

IR@pingan.com.cn
PR@pingan.com.cn

TELEPHONE

+86-400-8866 338

FAX

+86-755-8243 1029



中国平安
PING AN OF CHINA

2007 中期报告



中国平安保险(集团)股份有限公司

上海证券交易所 股份代码：601318

目 录

有关前瞻性陈述之提示声明

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读者务请注意这些因素，其大部分不受本公司控制，影响着公司的表现、运作及实际业绩。受上述因素的影响，本公司未来的实际结果可能会与这些前瞻性陈述出现重大差异。这些因素包括但不限于：汇率变动、市场份额、同业竞争、环境风险、法律、财政和监管变化、国际经济和金融市场条件及其他非本公司可控制的风险和因素。任何人需审慎考虑上述及其他因素，并不可完全依赖本公司的"前瞻性陈述"。此外，本公司声明，本公司没有义务因新讯息、未来事件或其他原因而对本报告中的任何前瞻性陈述公开地进行更新或修改。本公司及其任何员工或联系人，并未就本公司的未来表现作出任何保证声明，及不为任何该等声明负上责任。

第一节 重要提示及释义

本公司董事会、监事会及董事、监事、高级管理人员保证本报告所载资料不存在虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性承担个别及连带责任。

本公司第七届董事会第十四次会议于2007年8月16日审议通过了本公司《2007年中期报告》正文及摘要。会议应出席董事19人，实到董事15人，委托4人(董事胡爱民先生和陈洪博先生委托董事长马明哲先生出席会议并行使表决权，董事王冬胜先生委托董事伍成业先生出席会议并行使表决权，董事樊刚先生委托董事林丽君女士出席会议并行使表决权)。

本公司中期财务报告已经安永华明会计师事务所审计，并出具了标准无保留意见的审计报告。

中国平安保险(集团)股份有限公司 董事会

本公司董事长兼首席执行官马明哲，总经理兼首席财务官张子欣，副首席财务执行官麦伟林保证本中期报告中财务报告的真实、完整。

释义

本报告中，除非文义另有所指，下列词语具有下述含义：

公司、本公司、集团、本集团	指	中国平安保险(集团)股份有限公司
平安寿险	指	中国平安人寿保险股份有限公司，是本公司的子公司
平安产险	指	中国平安财产保险股份有限公司，是本公司的子公司
平安健康险	指	平安健康保险股份有限公司，是本公司的子公司
平安养老险	指	平安养老保险股份有限公司，是本公司的子公司
平安信托	指	平安信托投资有限责任公司，是本公司的子公司
平安证券	指	平安证券有限责任公司，是平安信托的子公司
平安资产管理	指	平安资产管理有限责任公司，是本公司的子公司
深圳平安银行	指	深圳平安银行股份有限公司，是本公司的子公司
深圳商业银行	指	深圳市商业银行股份有限公司，吸收合并平安银行后，更名为深圳平安银行
平安银行	指	平安银行有限责任公司
平安海外控股	指	中国平安保险海外(控股)有限公司，是本公司的子公司
平安香港	指	中国平安保险(香港)有限公司，是平安海外控股的子公司
平安资产管理(香港)	指	中国平安资产管理(香港)有限公司，是平安海外控股的子公司
中国会计准则	指	中华人民共和国财政部颁布的《企业会计准则》及其他相关规例
国际财务报告准则	指	国际会计准则理事会颁布的《国际财务报告准则》
中国证监会	指	中国证券监督管理委员会
中国保监会	指	中国保险监督管理委员会
中国银监会	指	中国银行业监督管理委员会
中期报告	指	半年度报告

第二节　公司基本情况

一、公司基本情况简介

1、 法定中文名称：中国平安保险(集团)股份有限公司
公司中文简称：中国平安
法定英文名称：Ping An Insurance (Group) Company of China, Ltd.
公司英文简称：Ping An of China

2、 法定代表人：马明哲

3、 董事会秘书：孙建一
证券事务代表：周强
电话：4008866338
传真：0755-82431029
E-mail：ir@pingan.com.cn；pr@pingan.com.cn
联系地址：中国深圳市八卦三路平安大厦

4、 注册地址：中国深圳市八卦三路平安大厦
办公地址：中国深圳市八卦三路平安大厦
邮政编码：518029
国际互联网网址：http://www.pingan.com.cn
电子信箱：ir@pingan.com.cn；pr@pingan.com.cn

5、 选定的信息披露报纸：《中国证券报》、《上海证券报》、《证券时报》
登载公司中期报告的中国证监会指定国际互联网网址：http://www.sse.com.cn
中期报告备置地点：公司董事会办公室

6、 A股上市交易所：上海证券交易所
A股简称：中国平安
A股代码：601318
H股上市交易所：香港联合交易所
H股简称：中国平安
H股代码：2318

7、 其他有关资料

首次注册登记日期：1988年3月21日
注册登记地点：中国国家工商行政管理总局
法人营业执照注册号：1000001001231
税务登记号码：国税深字440301100012316号；深地税字440300100012316号
公司聘请的境内会计师事务所名称：安永华明会计师事务所
公司聘请的境内会计师事务所办公地址：北京市东城区东长安街1号东方广场东方经贸城安永大楼(东三办公楼)16楼
公司聘请的境外会计师事务所名称：安永会计师事务所
公司聘请的境外会计师事务所办公地址：香港中环金融街8号国际金融中心2期18楼

8、 本报告分别以中英文编制，在对中英文文本理解上发生歧义时，以中文文本为准。

二、 主要财务数据和指标

(一) 主要会计数据和财务指标

	2007年6月30日	2006年12月31日 调整后[2]	调整前	本报告期末比上年度期末增减(%)
总资产(人民币百万元)	**583,143**	463,288	441,791	25.9
股东权益[1] (人民币百万元)	**93,396**	45,260	36,668	106.4
每股净资产[1](人民币元)	**12.72**	7.31	5.92	74.0

截至6月30日止6个月期间	2007年	2006年	本报告期比上年同期增减(%)
营业利润(人民币百万元)	**8,487**	4,427	91.7
利润总额(人民币百万元)	**8,872**	4,426	100.5
净利润[1](人民币百万元)	**8,063**	3,945	104.4
扣除非经常性损益的净利润[1](人民币百万元)	**7,771**	3,946	96.9
基本每股收益(人民币元)	**1.16**	0.64	81.3
稀释每股收益(人民币元)	**1.16**	0.64	81.3
全面摊薄净资产收益率[3](%)	**8.6**	10.7	下降2.1个百分点
经营活动产生的现金流量净额(人民币百万元)	**20,002**	25,008	(20.0)
每股经营活动产生的现金流量净额(人民币元)	**2.87**	4.04	(29.0)

(1) 以归属于母公司股东的数据填列。

(2) 根据中国证监会《公开发行证券的公司信息披露规范问答第7号－新旧会计准则过渡期间比较财务会计信息的编制和披露》(证监会计字[2007]10号)的规定进行披露。

(3) 全面摊薄净资产收益率的下降，主要是因为本公司2007年上半年首次公开发行A股而使得净资产大幅增加所致。

（二）非经常性损益项目和金额

非经常性损益项目（人民币百万元）	截至2007年6月30日止6个月期间
非流动资产处置损益	286
除上述各项之外的其他营业外收支净额	99
所得税影响数	(58)
少数股东应承担的部分	(35)
合计	**292**

（三）中国会计准则财务报表与国际财务报告准则财务报表的差异说明

（人民币百万元）	注释	归属于母公司所有者的净利润 **截至2007年6月30日止6个月期间**	 截至2006年6月30日止6个月期间	归属于母公司所有者的股东权益 **2007年6月30日**	 2006年12月31日
按中国会计准则编制的财务报表		**8,063**	3,945	**93,396**	45,260
未到期责任准备金	(1)	**(86)**	(102)	**–**	86
寿险责任准备金	(2)	**(2,106)**	(2,249)	**(32,380)**	(30,023)
递延保单获得成本	(3)	**4,136**	2,611	**36,069**	31,866
递延所得税	(4)	**(301)**	(136)	**(966)**	(687)
少数股东权益及其他		**(16)**	30	**(86)**	(127)
按国际财务报告准则编制的财务报表		**9,690**	4,099	**96,033**	46,375

注释：

(1) 在中国会计准则报表中，寿险子公司提取的未到期责任准备金不应低于当期自留保费收入的50%。在国际财务报告准则报表中，本集团按精算方法(1/365法)确定未到期责任准备金。

(2) 在中国会计准则报表中，寿险责任准备金是根据中国保监会的有关精算规定计算。在国际财务报告准则报表中，本集团按照《国际财务报告准则第4号—保险合同》的规定及参照美国会计准则的要求计算各项寿险责任准备金。

(3) 在中国会计准则报表中，佣金、手续费等新业务的保单获得成本于发生时计入损益。在国际财务报告准则报表中，本集团按照《国际财务报告准则第4号—保险合同》的规定及参照美国会计准则的要求，将佣金、手续费等保单获得成本予以递延，根据其所属险种不同，分别在预计保单年限内以预期保费收入的固定比例摊销，或在保单年限内以预计实现的毛利润现值的固定比例摊销。

(4) 根据《国际会计准则第12号—所得税会计》，上述各项中国会计准则报表与国际财务报告准则报表的差异均为暂时性差异。因此，本集团按上述差异及估计未来转回时将适用的所得税税率确认递延所得税资产和负债。

一、股本变动情况

(一)股份变动情况表

单位:股

	本次变动前		本次变动增减(+,-)					本次变动后	
					公积金				
	数量	比例(%)	发行新股	送股	转股	其他	小计	数量	比例(%)
一、有限售条件股份									
1、国家持股	588,859,239	9.51	–	–	–	–	–	588,859,239	8.02
2、国有法人持股	367,542,525	5.93	–	–	–	–	–	367,542,525	5.00
3、其他内资持股	2,680,007,872	43.26	345,000,000	–	–	–	345,000,000	3,025,007,872	41.19
其中:									
境内法人持股	2,680,007,872	43.26	345,000,000	–	–	–	345,000,000	3,025,007,872	41.19
境内自然人持股	–	–	–	–	–	–	–	–	–
4、外资持股	–	–	–	–	–	–	–	–	–
其中:									
境外法人持股	–	–	–	–	–	–	–	–	–
境外自然人持股	–	–	–	–	–	–	–	–	–
合计	3,636,409,636	58.70	345,000,000	–	–	–	345,000,000	3,981,409,636	54.21
二、无限售条件流通股份									
1、人民币普通股	–	–	805,000,000	–	–	–	805,000,000	805,000,000	10.96
2、境内上市的外资股	–	–	–	–	–	–	–	–	–
3、境外上市的外资股	2,558,643,698	41.30	–	–	–	–	–	2,558,643,698	34.83
4、其他	–	–	–	–	–	–	–	–	–
合计	2,558,643,698	41.30	805,000,000	–	–	–	805,000,000	3,363,643,698	45.79
三、股份总数	6,195,053,334	100.00	1,150,000,000	–	–	–	1,150,000,000	7,345,053,334	100.00

（二）股票发行与上市情况

1、 公司公开发行股票情况

根据中国证券监督管理委员会证监发行字[2007]29号文核准，本公司以33.8元／股的发行价格在上海证券交易所向社会公开发行人民币普通股（A股）11.5亿股，其中向战略投资者配售的3.45亿股股份自本公司A股上市之日起锁定12个月，网下向询价对象询价配售2.3亿股股份自本公司A股上市之日起锁定3个月，本次A股股票发行后，公司总股本达到7,345,053,334股。经上海证券交易所上证上字[2007]39号文批准，本公司A股股票于2007年3月1日在中国上海证券交易所挂牌上市。

本报告期内，公司首次公开发行A股时网下向配售对象配售的2.3亿股股份，于2007年3月1日起锁定3个月后可以上市流通，该部分A股股票已经于2007年6月1日起开始上市流通。

2004年6月24日公司首次公开发行H股并上市时，汇丰保险控股有限公司和日本第一生命保险相互会社均承诺，自公司H股上市后三年内不出售其所分别持有的493,333,334股及49,333,334股外资法人股转换而成的H股，本报告期内，该部分H股股票的承诺不出售期限已经于2007年6月24日截止。

2、 有限售条件的股份可上市流通预计时间表

序号	股东名称／股份类别	所持有限售条件的股份数量（股）	预计可上市流通时间
1	深圳市新豪时投资发展有限公司	389,592,366	2010年3月1日
2	深圳市景傲实业发展有限公司	331,117,778	2010年3月1日
3	深圳市江南实业发展有限公司	139,112,886	2010年3月1日
4	公司首次公开发行A股前除深圳市新豪时投资发展有限公司、深圳市景傲实业发展有限公司和深圳市江南实业发展有限公司之外的其他50家内资股股东持股	2,776,586,606	2008年3月1日
5	公司首次公开发行A股时向战略投资者配售的股份	345,000,000	2008年3月1日

3、 公司股份总数及结构的变动情况

报告期内没有因送股、配股等原因引起公司股份总数及结构的变动。

4、 现存的内部职工股情况

本报告期末公司无内部职工股。

二、股东情况

(一)股东数量和持股情况

单位：股

报告期末股东总数	74,531(其中境内股东68,254户)

前十名股东持股情况

股东名称	股东性质	持股比例(%)	持股总数	年度内增减	持有有限售条件股份数量	质押或冻结的股份数量
汇丰保险控股有限公司	境外法人	8.43	618,886,334	–	–	–
香港上海汇丰银行有限公司	境外法人	8.36	613,929,279	–	–	–
深圳市投资控股有限公司	国家	7.40	543,181,445	–	543,181,445	–
深圳市新豪时投资发展有限公司	境内非国有法人	5.30	389,592,366	–	389,592,366	–
源信行投资有限公司	境内非国有法人	5.17	380,000,000	–	380,000,000	–
深圳市景傲实业发展有限公司	境内非国有法人	4.51	331,117,788	–	331,117,788	–
深圳市深业投资开发有限公司	国有法人	4.11	301,585,684	–	301,585,684	质押167,910,000
广州市恒德贸易发展有限公司	境内非国有法人	2.72	200,000,000	–	200,000,000	–
深圳市武新裕福实业有限公司	境内非国有法人	2.66	195,455,920	–	195,455,920	质押 65,151,976
深圳市立业集团有限公司	境内非国有法人	2.40	176,000,000	–	176,000,000	质押167,000,000

前十名无限售条件股东持股情况

股东名称	持有无限售条件股份数量	股份种类
汇丰保险控股有限公司	618,886,334	H股
香港上海汇丰银行有限公司	613,929,279	H股
中国工商银行－诺安股票证券投资基金	18,816,555	A股
中国工商银行－博时第三产业成长股票证券投资基金	14,003,401	A股
中国人寿保险股份有限公司－传统－普通保险产品－005L－CT001沪	13,077,800	A股
中国工商银行－博时精选股票证券投资基金	11,642,545	A股
中国工商银行－汇添富成长焦点股票型证券投资基金	11,199,909	A股
中国人寿保险股份有限公司－分红－个人分红－005L－FH002沪	8,936,500	A股
中国人寿保险股份有限公司－分红－团体分红－005L－FH001沪	8,936,500	A股
中国人寿保险(集团)公司－传统－普通保险产品	8,936,500	A股

上述股东关联关系或一致行动关系的说明：

深圳市新豪时投资发展有限公司、深圳市景傲实业发展有限公司之间因实际出资人存在重叠而形成关联。

除上述情况外，本公司未知上述其他股东之间是否存在关联关系。

（二）控股股东及实际控制人简介

本公司股权结构较为分散，不存在控股股东，也不存在实际控制人。本公司第一及第二大股东分别为汇丰控股有限公司的两家全资附属子公司 — 汇丰保险控股有限公司及香港上海汇丰银行有限公司，截至2007年6月30日，两家公司合计持有本公司H股股份1,232,815,613股。

（三）其他持股在百分之十以上的法人股东

截止本报告期末公司无其他持股在百分之十以上的法人股东。

一、报告期内董事、监事、高级管理人员持有公司股票、股票期权及被授予的限制性股票数量的变动情况

(一) 直接持股情况

除董事张子欣先生、副总经理顾敏慎先生以外(张先生、顾先生持股情况在本报告期内无变动，如下)，其他董监事及高级管理人员均无直接持股。

姓名	职务	期初持股数	期末持股数	股份增减数	变动原因
张子欣	执行董事、总经理、首席财务官	H股248,000股	H股248,000股	—	—
顾敏慎	副总经理	H股177,500股	H股177,500股	—	—

(二) 间接持股情况

1. 监事林立先生通过其控股的深圳市立业集团有限公司(原名"深圳市立业投资发展有限公司")间接持有本公司的股份为限售流通的A股176,000,000股，报告期内无变动。

2. 本公司部分董事、监事及高级管理人员通过员工投资集合和江南实业间接持有本公司股份。报告期内其持有的本公司股份无变动。

员工投资集合的集体参与人受益拥有本公司现有股本总额的9.81%，江南实业持有本公司股份139,112,886股。本公司董事、监事(除林立外)及高级管理人员间接持股情况如下：

(1) **持有员工投资集合之权益份额(份)的情况**

姓名	职务	期初持有员工投资集合之权益份额(份)	期末持有员工投资集合之权益份额(份)	持有员工投资集合之权益份额增减数	变动原因
马明哲	董事长、首席执行官	4,743,600	4,743,600	–	–
张子欣	执行董事、总经理、首席财务官	500,000	500,000	–	–
孙建一	执行董事、董事会秘书、常务副总经理	4,168,300	4,168,300	–	–
樊刚	董事	502,080	502,080	–	–
林丽君	董事	992,800	992,800	–	–
何实	辞任监事	836,160	836,160	–	–
胡杰	监事	2,358,240	2,358,240	–	–
王文君	监事	64,602	64,602	–	–
梁家驹	常务副总经理	300,000	300,000	–	–
Richard JACKSON	首席金融业务执行官	–	–	–	–
顾敏慎	副总经理	300,000	300,000	–	–
John PEARCE	副总经理	–	–	–	–
曹实凡	副总经理	1,307,680	1,307,680	–	–
吴岳翰	副总经理	300,000	300,000	–	–
王利平	副总经理	1,721,520	1,721,520	–	–
陈克祥	副总经理	1,373,040	1,373,040	–	–
罗世礼	副总经理	300,000	300,000	–	–
总计		19,768,022	19,768,022		

(2) 实际持有江南实业的比例(%)

姓名	职务	期初持股比例（%）	期末持股比例（%）	股份增减数	变动原因
马明哲	董事长、首席执行官	5.86	5.86	–	–
张子欣	执行董事、总经理、首席财务官	2.93	2.93	–	–
孙建一	执行董事、董事会秘书、常务副总经理	3.83	3.83	–	–
樊刚	董事	0.44	0.44	–	–
林丽君	董事	0.12	0.12	–	–
何实	辞任监事	0.35	0.35	–	–
都江源	新任监事	0.29	0.29	–	–
梁家驹	常务副总经理	–	–	–	–
Richard JACKSON	首席金融业务执行官	0.59	0.59	–	–
顾敏慎	副总经理	1.76	1.76	–	–
John PEARCE	副总经理	–	–	–	–
曹实凡	副总经理	0.59	0.59	–	–
吴岳翰	副总经理	3.57	3.57	–	–
王利平	副总经理	1.17	1.17	–	–
陈克祥	副总经理	3.81	3.81	–	–
罗世礼	副总经理	0.70	0.70	–	–
合计		26.01	26.01		

(三) 股票期权及被授予的限制性股票数量变动情况

本公司董事、监事及高级管理人员报告期内无股票期权持有情况，也没有被授予限制性股票。

二、报告期内董事、监事、高级管理人员的新聘或解聘情况

1. 为满足中国证监会关于A股上市公司的董事会成员应当至少包括三分之一的独立董事的规定，2007年6月7日本公司召开的2006年年度股东大会选举委任夏立平先生为独立非执行董事。

2. 本公司原职工代表监事何实先生由于工作变动，辞去职工代表监事一职。2007年7月10日本公司召开的职工代表大会选举都江源先生为职工代表监事。

3. 本公司原副总经理任汇川先生于2007年4月调往平安产险工作，不再担任副总经理职务；原平安产险董事长兼CEO曹实凡先生于2007年4月调任本公司副总经理，其不再担任平安产险的职务。

一、报告期内经营情况分析

2007年上半年，中国经济状况良好，保持快速稳定的发展，金融运行总体良好，金融业改革进一步深化。在上半年，本公司实现净利润83.26亿元，较上年同期增长107.8%。总资产达到5,831.43亿元，股东权益增至949.11亿元。保险业务收入达到538.85亿元，其中原保险保费收入为538.38亿元，均较上年同期增长17.1%。本公司各项业务保持快速稳定的发展。

（一）合并经营业绩

1. *本集团合并业绩*

以下为本集团合并经营业绩概要：

截至6月30日止6个月（人民币百万元）	2007年	2006年
营业收入合计	**84,051**	54,627
营业支出合计	**(75,564)**	(50,200)
营业利润	**8,487**	4,427
净利润	**8,326**	4,006

下表载列本公司按业务分部细分的净利润：

截至6月30日止6个月（人民币百万元）	2007年	2006年
人寿保险	**4,813**	3,528
财产保险	**322**	163
银行业务	**1,086**	1
证券业务	**676**	174
其他业务	**1,429**	140
净利润	**8,326**	4,006

合并净利润由截至2006年6月30日止6个月的40.06亿元增加107.8%至2007年同期的83.26亿元。增加的主要原因是本公司各项业务均取得较好业绩及理想的投资回报。

本公司人寿保险业务、财产保险业务、银行业务和证券业务净利润分别占本公司合并净利润的57.8%、3.9%、13.0%和8.1%。

2. ***合并投资收益***

截至6月30日止6个月(人民币百万元,比例除外)	2007年	2006年
投资收益[1]	**25,016**	7,787
公允价值变动损益[1]	**607**	1,867
总投资收益	**25,623**	9,654
总投资收益率[1]	**9.9%**	5.8%

(1) 投资收益、公允价值变动损益及总投资收益率均未考虑投资连结保险投资账户。

本公司总投资收益由截至2006年6月30日止6个月的96.54亿元大幅增加至2007年同期的256.23 亿元。总投资收益率由截至2006年6月30日止6个月的5.8%增加至2007年同期的9.9%。增加的主要原因是2007年上半年中国股票市场表现良好。为锁定收益,本公司在2007年实现了部份浮动盈利,投资收益从截至2006年6月30日止6个月的77.87亿元大幅增加至2007年同期的250.16亿元,公允价值变动损益则从截至2006年6月30日止6个月的18.67亿元下降至2007年同期的6.07亿元。

本公司继续改善投资组合的资产分配以抓住资本市场的发展机遇。因此,定期存款占本公司投资资产的比例由2006年12月31日的19.1%下降至2007年6月30日的13.3%。权益投资占本公司总投资资产的比例由2006年12月31日的14.5%增加至2007年6月30日的18.9%。

下表载列本公司于各主要投资类别的投资组合分配情况：

(人民币百万元)	2007年6月30日 账面值	2007年6月30日 占总额比例	2006年12月31日 账面值	2006年12月31日 占总额比例
固定到期日投资				
定期存款(3)	**43,994**	**13.3%**	59,107	19.1%
债券投资(1)(3)	**222,992**	**67.2%**	204,282	65.9%
其他固定到期日投资(3)	**2,149**	**0.6%**	1,600	0.5%
权益投资(2)(3)	**62,698**	**18.9%**	44,791	14.5%
投资资产合计(4)	**331,833**	**100.0%**	309,780	100.0%

(1) 债券投资包括主债券内含衍生产品的账面值。
(2) 权益投资包括证券投资基金、股票及长期股权投资。
(3) 不包括归属于现金及现金等价物的部份。
(4) 投资组合未包含投资连结保险投资账户。

3. *汇兑收益／(损失)*

2007年上半年，人民币对以美元为主的其他货币升值，导致本公司以外币计价的资产产生的汇兑损失达3.35亿元，去年同期则为1.30亿元。

(二) 分部经营业绩

1. *寿险业务*

以下为本公司寿险业务的经营数据概要：

	2007年6月30日	2006年12月31日
保费收入的市场占有率(1)	**16.3%**	17.0%
客户数量：		
个人(千)	**32,853**	31,761
公司(千)	**321**	307
合计(千)	**33,174**	32,068
保单继续率：		
13个月	**89.0%**	89.0%
25个月	**80.7%**	80.3%

(1) 依据按照中国会计准则编制的本公司财务数据和中国国家统计局颁布的中国保险行业数据计算。
2007年6月30日的市场占有率以六个月期间的累计保费收入计算。
2006年12月31日的市场占有率以一年期间的累计保费收入计算。

截至2007年6月30日止6个月，依据按照中国会计准则编制的本公司财务数据和中国保险行业数据计算，本公司寿险业务的保费收入约占中国寿险公司保费收入总额的16.3%。从保费收入来衡量，平安寿险是中国第二大寿险公司。

本公司通过持续优化销售代理人培训机制，提升了销售代理人的产能和专业水平，同时，寿险业务员团队发展保持良好势头，个险销售代理人从年初的20.5万增加至24.4万，增长19.0%。本公司亦继续致力提升客户服务，于2007年6月30日，个人寿险客户13个月及25个月保单继续率分别保持在85%及80%以上的满意水平。

经营业绩

以下为本公司寿险业务的经营业绩概要：

截至6月30日止6个月(人民币百万元)	2007年	2006年
保险业务收入	**42,248**	37,129
已赚保费	**41,581**	36,508
投资收益	**25,618**	8,060
公允价值变动损益	**2,530**	3,836
汇兑损失	**(316)**	(114)
其他收入	**578**	179
营业收入合计	**69,991**	48,469
退保金	**(5,919)**	(3,910)
赔付支出	**(6,825)**	(4,044)
减：摊回赔付支出	**258**	279
保险责任准备金增加净额	**(43,854)**	(29,721)
保单红利支出	**(897)**	(1,714)
营业税金及附加	**(841)**	(263)
手续费及佣金支出	**(4,601)**	(3,272)
业务及管理费	**(2,900)**	(2,217)
减：摊回分保费用	**111**	167
其他支出	**(87)**	(72)
营业支出合计	**(65,555)**	(44,767)
营业利润	**4,436**	3,702
营业外收支净额	**3**	(3)
利润总额	**4,439**	3,699
所得税	**374**	(171)
净利润	**4,813**	3,528

保险业务收入

截至6月30日止6个月(人民币百万元)	2007年	2006年
个人寿险		
新业务		
首年期缴保费	**8,361**	5,269
首年趸缴保费	**13**	18
短期意外及健康险保费	**935**	1,553
新业务合计	**9,309**	6,840
续期业务	**24,924**	22,743
个人寿险合计	**34,233**	29,583
银行保险		
新业务		
首年期缴保费	**45**	12
首年趸缴保费	**3,712**	3,450
短期意外及健康险保费	**1**	1
新业务合计	**3,758**	3,463
续期业务	**126**	128
银行保险合计	**3,884**	3,591
团体保险		
新业务		
首年趸缴保费	**2,278**	2,452
短期意外及健康险保费	**1,641**	1,261
新业务合计	**3,919**	3,713
续期业务	**212**	242
团体保险合计	**4,131**	3,955
人寿保险合计	**42,248**	37,129

个人寿险业务。个人寿险业务保险业务收入由截至2006年6月30日止6个月的295.83亿元增加15.7%至2007年同期的342.33亿元。增加的主要原因是个人寿险业务首年保费由截至2006年6月30日止6个月的68.40亿元增加36.1%至2007年同期的93.09亿元。此外，个人寿险业务续期保费亦由截至2006年6月30日止6个月的227.43亿元增加9.6%至2007年同期的249.24亿元。增加的主要原因是本公司持续增加代理人数量及提升其产能。

银行保险业务。银行保险业务收入由截至2006年6月30日止6个月的35.91亿元增加8.2%至2007年同期的38.84亿元。增加的主要原因是本公司通过银行网点销售的万能寿险产品保险业务收入增长。

团体保险业务。团体保险业务收入由截至2006年6月30日止6个月的39.55亿元增加4.5%至2007年同期的41.31亿元。增长较慢的主要原因是本公司继续致力于控制本项业务的发展以提高利润率。由于本公司继续重点销售员工福利保障计划，短期意外及健康险的保险业务收入由截至2006年6月30日止6个月的12.61亿元增加30.1%至2007年同期的16.41亿元。

总投资收益

寿险业务总投资收益由截至2006年6月30日止6个月的87.48亿元大幅增加至2007年同期的215.53亿元。寿险业务总投资收益率由截至2006年6月30日止6个月的5.9%增加至2006年同期的10.5%。

截至6月30日止6个月(人民币百万元,比例除外)	2007年	2006年
投资收益(1)	**21,511**	7,045
公允价值变动损益(1)	**42**	1,703
总投资收益	**21,553**	8,748
总投资收益率(1)	**10.5%**	5.9%

(1) 投资收益、公允价值变动损益及总投资收益率均未考虑投资连结保险投资账户。

保险责任准备金增加净额

保险责任准备金增加净额于截至2007年6月30日止6个月为438.54亿元,于2006年同期则为297.21亿元。保险责任准备金增加净额较大的主要原因是保险业务收入增长。

退保金

退保金由截至2006年6月30日止6个月的39.10亿元增加51.4%至2007年同期的59.19亿元。增加的主要原因是通过本公司团险和银行保险渠道销售的某些趸缴型分红保险产品的退保金支出增加。

赔付支出

下表概述赔付支出的主要组成部分。

截至6月30日止6个月(人民币百万元)	2007年	2006年
赔款支出	**1,045**	1,123
年金给付	**1,427**	1,293
满期及生存给付	**3,582**	1,094
死伤医疗给付	**771**	534
合计	**6,825**	4,044

赔付支出由截至2006年6月30日止6个月的40.44亿元增加68.8%至2007年同期的68.25亿元。增加的主要原因是由于本公司某些个人寿险产品的产品特性而带来的生存给付增加,使满期及生存给付支出由截至2006年6月30日止6个月的10.94亿元大幅增加至2007年同期的35.82亿元。

保单红利支出

保单红利支出由截至2006年6月30日止6个月的17.14亿元下降47.7%至2007年同期的8.97亿元。在保单持有人分红保险账户内,已实现或未实现投资收益的一部分将作为分红特别储备,于未来年度分配给保单持有人。于2006年6月30日,本公司将分红特别储备计入应付保单红利项下,而2007年本公司将其重分类至寿险责任准备金项下,因此分红特别储备的变动额相应计入寿险责任准备金的增加额之中。上述即截至2007年6月30日止6个月期间的保单红利支出较2006年同期减少的主要原因。实际上,由于2007年上半年的投资回报良好,包含分红特别储备在内的保单红利支出在2007年上半年大幅增长。

手续费及佣金支出

截至6月30日止6个月	2007年	2006年
手续费及佣金支出占保险业务收入的比例	**10.9%**	8.8%

手续费及佣金支出（主要是支付给本公司的销售代理人）由截至2006年6月30日止6个月的32.72亿元增加40.6%至2007年同期的46.01亿元。手续费及佣金支出占保险业务收入的比例由截至2006年6月30日止6个月的8.8%上升至2007年同期的10.9%。增长的主要原因是佣金率水平相对较高的个人寿险产品首年保险业务收入增长。

业务及管理费

截至6月30日止6个月	**2007年**	2006年
业务及管理费占保险业务收入的比例	**6.9%**	6.0%

业务及管理费由截至2006年6月30日止6个月的22.17亿元增加30.8%至2007年同期的29.00亿元。业务及管理费占保险业务收入的比例由截至2006年6月30日止6个月的6.0%增加至2007年同期的6.9%。增加的主要原因是首年保险业务收入的增长。

所得税

截至6月30日止6个月	**2007年**	2006年
有效税率	**-8.4%**	4.6%

寿险业务截至2006年6月30日止6个月的所得税费用为1.71亿元，2007年同期的所得税费用则为-3.74亿元。有效税率由截至2006年6月30日止6个月期间的4.6%下降至2007年同期-8.4%。下降的主要原因是享有税收豁免的证券投资基金股息收入增加及与计入利润表内的所得税相关的递延所得税负债减少。

净利润

由于前述原因，本公司寿险业务净利润由截止2006年6月30日止6个月的35.28亿元增加36.4%至2007年同期的48.13亿元。

2. *产险业务*

以下为本公司产险业务的经营数据概要：

	2007年6月30日	2006年12月31日
保费收入的市场占有率[1]	**10.2%**	10.7%
客户数量：		
个人(千)	**6,895**	6,222
公司(千)	**1,628**	1,724
合计(千)	**8,523**	7,946

	截至2007年6月30日止6个月	截至2006年12月31日止年度
综合成本率：		
费用率	**39.8%**	34.5%
赔付率	**63.2%**	64.5%
综合成本率	**103.0%**	99.0%

(1) 依据按照中国会计准则编制的本公司财务数据和中国国家统计局公布的中国保险行业数据计算。
2007年6月30日的市场占有率以六个月期间的累计保费收入计算。
2006年12月31日的市场占有率以一年期间的累计保费收入计算。

截至2007年6月30日止6个月，依据按照中国会计准则编制的本公司财务数据和中国保险行业数据，本公司产险业务的保费收入约占中国产险公司保费收入总额的10.2%。按照保费收入计算，平安产险是国内第三大产险公司。

本公司产险业务综合成本率的上升主要是因为财产保险行业市场竞争加剧导致保险产品的获得成本上升。

经营业绩

以下为本公司产险业务的经营业绩概要：

截至6月30日止6个月(人民币百万元)	2007年	2006年
保险业务收入	**11,637**	8,871
已赚保费	**7,599**	4,972
投资收益	**918**	282
公允价值变动损益	**10**	24
汇兑损失	**(11)**	(8)
其他收入	**38**	25
营业收入合计	**8,554**	5,295
赔付支出	**(4,966)**	(3,770)
减：摊回赔付支出	**909**	853
保险责任准备金增加净额	**(747)**	(291)
分保费用	**(7)**	(1)
营业税金及附加	**(661)**	(486)
手续费支出	**(1,117)**	(674)
业务及管理费	**(1,805)**	(1,308)
减：摊回分保费用	**564**	755
其他支出	**(78)**	(32)
营业支出合计	**(7,908)**	(4,954)
营业利润	**646**	341
营业外收支净额	**(4)**	(2)
利润总额	**642**	339
所得税	**(320)**	(176)
净利润	**322**	163

保险业务收入

截至6月30日止6个月(人民币百万元)	2007年	2006年
机动车辆保险	**7,799**	5,797
非机动车辆保险	**3,256**	2,633
意外与健康保险	**582**	441
保险业务收入合计	**11,637**	8,871

保险业务收入由截至2006年6月30日止6个月的88.71亿元增加31.2%至2007年同期的116.37亿元。保险业务收入增加的主要原因在于产险三个业务系列的销售均显著增长。

机动车辆保险业务。机动车辆保险业务收入由截至2006年6月30日止6个月的57.97亿元增加34.5%至2007年同期的77.99亿元。增加的主要原因是中国居民对机动车的需求持续增加及机动车交通事故责任强制保险的推行。

非机动车辆保险业务。非机动车辆保险业务收入由截至2006年6月30日止6个月的26.33亿元增加23.7%至2007年同期的32.56亿元。增加的主要原因是企业财产保险、工程保险、特殊风险保险及船舶保险的销售增长。企业财产保险业务收入由截至2006年6月30日止6个月的12.76亿元增加23.0%至2007年同期的15.70亿元。

意外与健康保险业务。意外与健康保险业务收入由截至2006年6月30日止6个月的4.41亿元增加32.0%至2007年同期的5.82亿元。增加的主要原因是本公司在2007年上半年继续重点推广本项业务。

总投资收益

截至6月30日止6个月(人民币百万元，比例除外)	2007年	2006年
投资收益	**918**	282
公允价值变动损益	**10**	24
总投资收益	**928**	306
总投资收益率	**9.6%**	5.2%

本公司产险业务总投资收益由截至2006年6月30日止6个月的3.06亿元大幅增加至2007年同期的9.28亿元。产险业务总投资收益率由去年同期的5.2%上升至2007年上半年的9.6%。

赔款支出

截至6月30日止6个月(人民币百万元)	2007年	2006年
机动车辆保险	**3,935**	2,527
非机动车辆保险	**594**	528
意外与健康保险	**275**	153
赔款支出[1]合计	**4,804**	3,208

(1) 产险业务赔款支出包括财务报表项目中的赔付支出、摊回赔付支出、提取保险责任准备金及摊回保险责任准备金。

赔款支出由2006年同期的32.08亿元增加49.8%至2007年上半年的48.04亿元。

本公司机动车辆保险业务赔款支出由2006年同期的25.27亿元增加55.7%至2007上半年的39.35亿元。增加的主要原因是本公司机动车辆保险业务过去12个月的保险业务收入增长。

本公司非机动车辆保险业务赔款支出由2006年同期的5.28亿元增加12.5%至2007年上半年的5.94亿元。增加的主要原因是本公司非机动车辆保险业务过去12个月的保险业务收入增长。

本公司意外与健康保险业务赔款支出由2006年同期的1.53亿元增加79.7%至2007年上半年的2.75亿元。增加的主要原因是本公司意外及健康保险业务过去12个月的保险业务收入增加较多。

手续费支出

截至6月30日止6个月	2007年	2006年
手续费支出占保险业务收入的比例	**9.6%**	7.6%

手续费支出由截至2006年6月30日止6个月的6.74亿元增加65.7%至2007年同期的11.17亿元。手续费支出占保险业务收入的比例由截至2006年6月30日止6个月的7.6%增加至2007年同期的9.6%。增加的主要原因是保险业务收入增加及产险行业竞争加剧导致市场佣金率升高。

业务及管理费

截至6月30日止6个月	**2007年**	2006年
业务及管理费占保险业务收入的比例	**15.5%**	14.7%

业务及管理费由截至2006年6月30日止6个月的13.08亿元增加38.0%至2007年同期的18.05亿元。增加的主要原因是本公司产险保险业务收入的增长及产险行业竞争的加剧。

所得税

截至6月30日止6个月	**2007年**	2006年
有效税率	**49.8%**	51.9%

所得税由截至2006年6月30日止6个月的1.76亿元增加81.8%至2007年同期的3.20亿元。增加的主要原因是本公司应税利润增长。有效税率由截至2006年6月30日止6个月的51.9%下降至2007年同期的49.8%。有效税率下降的主要原因是享有税收豁免的证券投资基金股息收入增加。

净利润

由于前述原因,本公司产险业务净利润由截至2006年6月30日止6个月的1.63亿元增加97.5%至2007年同期的3.22亿元。

3. ***银行业务***

本公司银行业务主要由两间子公司平安银行及深圳商业银行开展。平安银行在上海及福州经营，并于2006年6月获中国银监会批准可提供人民币服务。深圳商业银行于1995年8月3日成立，并在深圳经营业务。就总贷款及存款规模而言，深圳商业银行是深圳市六大银行之一。于2006年底，深圳商业银行完成其重组，而其注册股本由人民币1,600,000,000元增加至人民币5,502,000,000元。本集团通过股本转让以及注资而购入深圳市商业银行89.36%权益，成为其最大股东。

于2007年6月16日，中国银监会批准深圳商业银行吸收合并平安银行。合并后，深圳商业银行更名为深圳平安银行，而原有平安银行之上海总行及福州分行，分别重组为深圳平安银行上海分行及福州分行。于2007年6月27日，深圳商业银行更名为深圳平安银行的工商变更手续正式完成。合并后，深圳平安银行有49间分支机构及157个自动柜员机网络遍布深圳、上海及福州。

深圳商业银行整合入本集团以及其转型进展顺利。组织架构已重新组合，各权责分工已重新定义，IT技术能力亦已强化。在业务开拓方面，财富管理业务已展开，已于深圳设立三个"安盈理财中心"。2007年5月21日，深圳商业银行成功发行银联标准的万里通联名信用卡。这是国内保障功能最完善的联名信用卡之一，显示了银行与保险平台整合的强大优势。

经营业绩

下表载列本公司银行业务的若干关键财务资料：

截至6月30日止6个月（人民币百万元）	**2007年**	2006年
净利息收入	**1,488**	11
营业及管理费用[(1)]	**(900)**	(9)
净利润	**1,086**	1

(1) 营业及管理费用包括财务报表中的业务及管理费、营业税金及附加、其他支出、营业外支出及除贷款外的其他资产减值损失。

本公司银行业务的净利润由截至2006年6月30日止6个月的人民币1百万元大幅增加至2007年同期的人民币10.86亿元。相比截至2006年6月30日止6个月平安银行之单独贡献，净利润增加主要因为收购深圳商业银行后所产生之利润贡献所致。

此外，2007年上半年确认了非经常性之项目[注]人民币4.09亿元，其中主要包括出售不良资产的非经常性盈利以及拨回诉讼准备金。

注　非经常性项目是指符合中国证监会[2004]4号文关于非经常性损益披露规定之项目。

核心业务盈利能力

截至6月30日止6个月(人民币百万元)	2007年	2006年
利息收入		
客户贷款	**1,348**	7
存放央行款项	**73**	–
应收同业及其他金融机构款项	**295**	15
利息收入合计	**1,716**	22
利息支出		
客户存款	**(641)**	(2)
应付同业及其他金融机构款项	**(157)**	(9)
利息支出合计	**(798)**	(11)
存贷业务净利息收入	**918**	11
债券利息收入	**570**	–
净利息收入	**1,488**	11
净息差[(1)]	**2.4%**	0.6%
平均生息资产余额(人民币百万元)	**118,411**	1,170
平均计息负债余额(人民币百万元)	**110,507**	681

(1)　净息差是指年化后平均生息资产收益率与年化后平均计息负债成本率之差。

净利息收入由截至2006年6月30日止6个月的人民币0.11亿元增加至2007年同期的人民币14.88亿元。如上文所述，净利息收入的大幅增加乃由于收购深圳商业银行所致。

净息差由截至2006年6月30日止6个月的0.6%上升至2007年同期的2.4%。2006年上半年，平安银行主要从事外币业务，须从同业市场获取成本不低的资金来支持业务发展。而自收购深圳商业银行后，本公司银行业务拥有人民币及外币业务及超过三百万客户账户。因此，较低成本之客户存款成为了主要的资金来源，而净息差亦因此而升至2.4%。

营运效率

截至6月30日止6个月	2007年	2006年
成本与收入比例[1]	**46.3%**	84.4%

(1) 成本与收入比例为业务及管理费用／净营业收入。

成本与收入比例由截至2006年6月30日止6个月的84.4%下降至2007年同期的46.3%。然而，截至2006年6月30日止6个月的成本与收入比例完全来自平安银行。收购后，2007年同期的成本与收入比例反映深圳市商业银行与平安银行的合并业绩。

深圳平安银行可比较数据的补充参考资料

下表列示了深圳平安银行2007年上半年之关键指标与2006年同期之指标的对比，以作参考[1]：

于6月30日或截至该日止6个月	2007年	2006年
成本与收入比例[2]	**46.3%**	35.5%
贷存比例[3]	**52.6%**	72.6%
不良贷款率[4]	**1.1%**	8.2%
贷款损失准备／不良贷款比例	**66.0%**	39.1%
资本充足率	**10.6%**	4.9%

(1) 此表内2006年之比例均为模拟深圳商业银行与平安银行已于2006年上半年合并之未经审计的可比参考结果。

(2) 成本与收入比例为营业及管理费用／净营业收入。由于深圳商业银行的重组及整合导致相关成本上升，以及就未来发展所支出的费用，例如聘请关键管理人员、IT基础设施投资及重塑品牌等，故成本与收入比例会处于较高水平。

(3) 贷款包括一般贷款及票据贴现。

(4) 不良贷款是指被评为次级，可疑和损失类之贷款。不良贷款比例之下降主要是由于深圳商业银行2007年第2季度将超过28亿元之不良资产包转售给信达资产管理公司引致。

于2007年6月30日，合并后之深圳平安银行的总资产为1,247.88亿元。资本充足率为10.6%，不良贷款率下降至1.1%。

4. *证券业务*

本公司证券业务主要由本公司拥有86.1%权益的子公司平安证券开展。平安证券在中国拥有22家营业部以及门户网站PA18。

经营业绩

本公司证券业务的净利润由截至2006年6月30日止6个月的1.74亿元大幅增加至2007年同期的6.76亿元。

下表载列本公司证券业务的若干关键财务资料：

截至6月30日止6个月（人民币百万元）	2007年	2006年
手续费及佣金净收入	**975**	218
总投资收益[(1)]	**491**	168
净利润	**676**	174

(1) 总投资收益包括投资收益及公允价值变动损益。

手续费及佣金净收入

下表载列手续费及佣金净收入的主要组成部份：

截至6月30日止6个月（人民币百万元）	2007年	2006年
手续费及佣金收入		
经纪手续费收入	**790**	150
承销佣金收入	**224**	35
其他	**32**	45
手续费及佣金收入合计	**1,046**	230
手续费及佣金支出		
支付经纪手续费	**(71)**	(12)
手续费及佣金支出合计	**(71)**	(12)
手续费及佣金净收入	**975**	218

本公司经纪业务的经纪手续费收入由截至2006年6月30日止6个月的1.50亿元增加至2007年同期的7.90亿元。增加的主要原因是由于中国股票市场快速发展，成交量大幅增长。

本公司投资银行业务的承销佣金收入由截至2006年6月30日止6个月的0.35亿元大幅增加至2007年同期的2.24亿元。增加的主要原因是由于证券市场快速发展及本公司致力于发展该项业务。

手续费及佣金收入合计的增加与业务的增长保持一致。由于该原因，手续费及佣金净收入由截至2006年6月30日止6个月的2.18亿元大幅增加至2007年同期的9.75亿元。

总投资收益

本公司证券业务的总投资收益由截至2006年6月30日止6个月的1.68亿元大幅增加至2007年同期的4.91亿元。增加的主要原因是本公司自营证券业务的已实现投资收益大幅增加。

5. 信托业务

截至6月30日止6个月(人民币百万元)	2007年	2006年
营业收入合计[(1)]	**448**	140
净利润[(1)]	**275**	61

(1) 营业收入合计及净利润并未合并平安信托下属子公司数据。

信托公司业务的总收入由截至2006年6月30日止6个月的1.40亿元大幅增加至2007年同期的4.48亿元。本公司信托业务的净利润由截至2006年6月30日止6个月的0.61亿元增加至2007年同期的2.75亿元。净利润增加的主要原因是平安信托管理的信托资产大幅增长及取得较好的投资回报。

6. 受托资产规模

(人民币百万元)	2007年 6月30日	2006年 12月31日
委托贷款	**1,931**	2,120
企业年金受托资产	**1,198**	634
信托受托净资产	**28,676**	16,677

7. ***资产管理业务***

2007年上半年，平安资产管理公司管理的资产规模继续保持稳定增长的态势，总投资收益和总投资收益率亦增长显著。同时，除管理集团内部资产外，平安资产管理开始积极拓展第三方资产管理业务。在内部管理方面，平安资产管理通过持续完善业务流程的标准化、规范化，不断加强内控管理、风险计量、资产配置和业绩评估机制，使投资管理能力得到不断提升。

平安资产管理(香港)于2007年3月1日正式获得香港证监会颁发的资产管理牌照，成为负责本公司海外投资管理业务的主体。

二、报告期内重大事项讨论与分析

在报告期内，本集团有以下业务事项将对公司经营产生影响。

(一) 保险业务

上半年平安寿险业务发展快速，其中产品停售换代对业务发展有较大影响，个险上半年完成首年保费收入93.09亿元，比2006年上半年增长36.1%。

上半年市场竞争加剧，手续费率政策环境放宽，获取成本增加，对平安产险业务盈利造成压力，平安产险总体综合成本率有所上升。

受惠于投资环境的显著改善，上半年保险资金投资收益成绩喜人。

中国保监会发布《保险机构债券投资信用评级指引(试行)》，要求保险机构建立内部信用评级系统，评估债券投资信用风险。这是保险业全面落实《关于加强保险资金风险管理的意见》的重要举措，标志保险资金债券投资开始步入信用风险管理阶段。这对本公司建立内部信用评级制度，维护保险资产安全具有较高的指导意义。

（二）银行业务

本报告期，银行业务非经常性净损益项目金额为4.09亿元，其中主要包括出售不良资产的非经常性盈利以及拨回诉讼准备金。

（三）其他

为促进信托公司健康发展，鼓励具备资质的信托公司进行审慎金融创新，中国银行业监督管理委员会和国家外汇管理局制定了《信托公司受托境外理财业务管理暂行办法》；为进一步丰富代客境外理财产品投资品种，促进代客境外理财业务的稳健发展，中国银监会调整了商业银行代客境外理财业务境外投资范围；针对境内基金管理公司和证券公司等证券经营机构的《合格境内机构投资者境外证券投资管理试行办法》也已颁布。上述内容对本集团旗下各业务单位拓展理财业务有较大的促进作用。

三、本公司经营中的问题与困难

（一）寿险业务

平安寿险制定二元化发展战略，将一方面立足于沿海城市已具备的优势地位，另一方面加紧在内地、中小城市探索新模式。实现二元市场的快速成长，公司将面临人才、资源分配等方面的挑战。

央行持续调控政策对保险业的发展产生一定影响。一是对保险产品销售的负影响，加息后一年期存款基准利率上调至3.33%，扣除利息税后实际收益率为3.16%，超过寿险产品预定利率上限2.5%，对传统储蓄型保险产品的销售带来不利影响；二是对保险资金运用收益率的正影响，由于保险公司的资产有相当一部分配置在银行存款和债券投资上，加息会增加保险公司再投资和新增投资于银行存款、债券投资的净收益；并有利于改善寿险公司资产负债不匹配的潜在风险，提高寿险公司的内含价值。

寿险产品费率自由化趋势明显，本公司寿险业务势必也会面临挑战，本公司将密切关注政策动态及监管办法，完善已有的分析，制定应对举措。

(二) 产险业务

上半年产险市场竞争加剧，手续费率政策环境放宽，获取成本增加，对本公司产险业务盈利造成压力，总体综合成本率有上升趋势。这将对本公司产险业务的经营管理提出更高的挑战，平安产险须扩大在效益市场的业务规模，管控好业务品质及成本，同时，进行资源优化整合，细分市场，实施销售方式转型，建立专业销售团队。

(三) 银行业务

目前，合并完成后的深圳平安银行处于从区域性银行向全国性银行的转型期，积极推出各类创新金融产品和服务，发行信用卡，招聘经营管理人才，调整组织架构，导致深圳平安银行的成本增幅较大，成本收入比处于较高水平。

(四) 其他

平安养老险、平安健康险、平安资产管理(香港)尚处于创业期，短期内还不能对全集团的利润作出较明显的贡献。

四、内含价值

为提供投资者额外的工具了解本集团的经济价值及业务成果，本集团已在本节披露有关内含价值的资料。内含价值指调整后股东资产净值，加上本集团有效人寿保险业务的价值(经就维持此业务运作所要求持有的法定最低偿付能力额度的成本作出调整)。内含价值不包括日后销售的新业务的价值。

经济价值的成份

单位：人民币百万元

	2007年6月30日	2006年12月31日
调整后资产净值	**95,567**	46,282
1999年6月前承保的有效业务价值	**(16,446)**	(20,932)
1999年6月后承保的有效业务价值	**51,251**	48,011
持有偿付能力额度的成本	**(9,573)**	(7,788)
内含价值	**120,799**	65,573
一年新业务价值	**7,323**	6,007
持有偿付能力额度的成本	**(1,108)**	(875)
扣除持有偿付能力额度的成本后的一年新业务价值	**6,215**	5,132

经调整资产净值是根据本集团按中国法定基准计量的经审计股东净资产值计算。若干资产的价值已调整至市场价值。应注意经调整资产净值适用于整个集团(包括平安寿险及其他业务单位)，而所列示的有效业务价值及一年新业务价值仅适用于平安寿险，不包括其他业务单位。

主要假设

2007年6月30日内含价值计算所用主要假设与2006年年末评估所用的主要假设相同。

新业务[illegible]与业务组合

用来计算截至2007年6月30日止前12个月新业务价值的首年保费为人民币272.72亿元。新业务的首年保费结构如下：

	比例
个人寿险	**51.3%**
长期业务	49.5%
短期业务	1.8%
团体寿险	**26.0%**
长期业务	16.7%
短期业务	9.3%
银行保险	**22.7%**
长期业务	22.7%
合计	**100.0%**

注：因四舍五入，直接相加未必等于总数。

敏感性分析

本集团已测算若干未来经验假设的独立变动对有效业务价值及一年新业务价值的影响。特别是已考虑下列假设的变动：

- 风险贴现率
- 每年投资回报增加50个基点
- 每年投资回报增加100个基点
- 已承保人寿保险的死亡率及发病率下降10%
- 保单失效率下降10%
- 维持费用下降10%
- 分红比例增加5%

单位：人民币百万元

	风险贴现率			
	收益率／11.0%	收益率／12.0%	收益率／13.0%	12.0%
有效业务价值	27,309	25,232	23,330	25,902

	11.0%	12.0%	13.0%	收益率／12.0%
一年新业务价值	6,814	6,215	5,694	7,060

单位：人民币百万元

假设	有效业务价值	一年新业务价值
基准假设	25,232	6,215
每年投资回报增加50个基点	33,339	6,473
每年投资回报增加100个基点	40,838	6,733
死亡率及发病率下降10%	25,566	6,343
保单失效率下降10%	25,769	6,452
维持费用下降10%	26,064	6,353
分红比例增加5%	24,046	6,070

注：有效业务及新业务的贴现率分别为收益率／12.0%及12.0%。

五、报告期内投资情况

（一）H股募集资金使用情况

本公司2004年首次公开发行H股所得款项已全部用作一般企业用途及改善业务运营，所得款项构成本公司营运资金一部分，并按照相关行业监管机构有关适用法规进行使用。

本报告期内的重要股权投资事项如下：

增资平安养老险

经中国保监会于2007年3月9日批准，本公司向平安养老险增加2亿元注册资本。增资后，平安养老险的注册资本为人民币5亿元。

（二）A股募集资金使用情况

本公司2007年2月首次公开发行A股，募集资金净额达人民币382.22亿元。截至2007年6月30日止，本公司注册资本的变更尚处于监管机构审批过程中，A股募集资金全部存放于本公司在深圳平安银行开立的募集资金专户。

六、实际经营成果与上市文件／盈利预测／计划比较，说明预测或计划进度情况

（一）完成盈利计划的情况

2007年上半年，本集团实现合并净利润83.26亿元，较上年同期增长107.8%，超额完成预期目标。

保险、银行、资产管理三大业务线净利润均实现大幅度增长，其中银行及资产管理业务净利润实现了高速增长，业务占比显著提升。其中，保险业务实现净利润51.35亿，同比增长39.1%，业务占比61.7%，同比下降30.4个百分点；银行业务实现净利润10.86亿，业务占比13.0%，同比上升13.0个百分点；证券业务实现净利润6.76亿，同比增长288.5%，业务占比8.1%，同比上升3.8个百分点。

（二）完成经营计划情况

2007年上半年，本公司在保持平稳快速发展的同时，按照既定的发展计划推动各项工作开展，全面执行公司发展战略，各项运营计划达成良好。

本公司继续致力于向国际领先的金融服务集团的目标迈进，力争成为市场的主导者之一。本公司从业务、组织与管理三方面着力，使综合金融平台得到进一步完善，随着后援平台功能整合的平稳推进，本集团的交叉销售业绩超越预期。同时，本公司在保险业务不断强化的基础上，银行业务整合已经顺利完成，资产管理业务全球化平台已经初步搭建，保险、银行、资产管理核心业务三大支柱体系已经初步形成。

保险业务方面

本公司寿险、产险业务坚持内涵与外延并重的策略，着眼于公司更长期发展的客户资源储备，在保持规模稳步增长的同时，积极寻找新的业务增长点。本公司制定了城市、农村并重发展的"二元化"市场战略，在苏、浙两省筹备了试点。平安寿险在国内保险市场率先推出外汇保险产品，市场反应良好。个险销售代理人从年初的约20.5万提升至约24.4万，保持良好增长势头。平安产险制定积极的发展方针，拓展新渠道，并充分利用本集团其他子公司庞大的销售队伍和坚实的客户基础，加快进行交叉销售，努力提升市场份额。平安养老险务致力提供专业服务，抓住社保转制的机遇，迅速发展壮大；截至2007年6月，平安养老险申请开设35家分公司，已全数取得经营保险业务许可证，目前全国业务开展顺利。

银行业务方面

本公司积极发展现有银行业务，并通过各种可能的方式逐步构建全国性网络。经中国银监会批准，深圳市商业银行吸收合并平安银行，更名为"深圳平安银行股份有限公司"（简称"深圳平安银行"）。深圳平安银行同时在深圳、上海、福州三地拥有分支机构，为公司和个人客户提供全面金融服务和产品。两行合并进一步整合了本集团的银行资源，有助于强化银行业务支柱，形成单一银行品牌，逐步建成全国性的银行业务平台。2007年5月21日，经多年精心孕育，深圳平安银行成功发行银联标准的万里通联名信用卡，这是国内保障功能最完善的联名信用卡之一，显示了银行与保险平台整合的强大优势。

资产管理业务方面

公司一方面继续强化国内投资平台的建设和运作，不断拓展投资渠道，提高优质项目的发掘能力和产品包装能力，另一方面努力建立完善高效的海外投资平台，实现全球资产配置，提高投资回报，改善资产负债匹配。

上半年，受益于国内证券市场的快速发展及成交量的大幅攀升，证券业务(证券经纪、投资银行以及衍生产品等)增长迅猛；保险资金投资收益率显著提升；信托业务非资本市场投资表现良好；第三方资产管理业务发展取得突破，受托管理资产规模高速成长。平安资产管理(香港)公司获颁香港资产管理牌照，全球投资平台初步搭建。经全球知名证券分析师专业评级机构StarMine评比，平安证券在"2006全球业绩预测及选股最佳分析师"亚洲区排名中共有4人次上榜，在众多著名卖方研究机构中位列第八。

七、上年度报告中披露的经营计划修改内容

上年度本公司未披露经营计划，与A股上市时披露的发展目标相比，本报告期内本公司无经营计划修改内容。

一、公司治理的情况

公司严格遵守《中华人民共和国公司法》等相关法律法规，认真落实监管部门关于公司治理的有关规定，结合公司实际情况，不断完善公司治理结构和提高公司治理水平。

报告期内，公司在上海证券交易所成功上市，按照国内有关上市公司公司治理的监管要求，公司修订了《中国平安保险(集团)股份有限公司章程》(以下简称《公司章程》)并经股东大会审议通过；制订了《信息披露事务管理制度》并经董事会审议通过；制订了《重大交易管理制度》、《关联交易管理制度》、《董事、监事及高级管理人员持有及买卖本公司股票的行为守则》以及《募集资金专项存储及使用管理制度》并以公司内部制度形式发布实行。

报告期内，公司召开了2006年股东周年大会和一次临时股东大会；董事会共召开了七次会议；监事会共举行了两次监事会会议。股东大会、董事会、监事会及高级管理层均按照《公司章程》赋予的职责，依法独立运作，履行各自的权利、义务，没有违法违规的情况发生。

公司严格按照法律法规和公司章程的要求，及时、准确、真实、完整地披露公司各项重大信息，确保所有股东有平等的机会获得信息。公司致力于不断建立高水准的公司治理，并相信健全的公司治理可进一步提升公司管理的高效及可靠性，并对本公司实现股东价值的最大化至关重要。报告期内，公司连续第四年荣获由大中华区专业CRM(客户关系管理)机构评选的"2006年度客户管理大奖"；连续第六年蝉联由经济观察报和北京大学管理案例研究中心联合评选的"中国最受尊敬企业"；在亚洲权威金融刊物《财资杂志》(The Asset Magazine)颁发的年度"最佳治理公司"大奖中，被评为中国企业最佳治理第一名；获得亚太区著名杂志《Corporate Governance Asia》评选的"亚洲公司治理2007年度杰出表现奖"。

二、报告期实施的利润分配方案执行情况

本公司2006年度利润分配方案已于2007年6月7日召开的2006年年度股东大会上审议通过,即以本公司总股本7,345,053,334股(包括首次公开发行A股增加的股本)为基数,派发2006年年度末期股息,每股派发现金红利人民币0.22元,共计人民币1,615,911,733.48元,其余未分配利润结转至2007年度。股东大会决议公告刊登于2007年6月8日的《中国证券报》、《上海证券报》和《证券时报》。本次分红派息的股权登记日为2007年6月21日,除息日为2007年6月22日,红利发放日为2007年6月27日。本公司2006年度利润分配方案实施公告刊登于2007年6月15日的《中国证券报》、《上海证券报》和《证券时报》。该分配方案已于报告期内实施。

三、半年度拟定的利润分配预案

根据《公司章程》及其他相关规定,公司在确定可供股东分配的利润额时,应当按照中国会计准则财务报表的净利润提取法定盈余公积。2007年度中期经审计的母公司中国会计准则财务报表净利润为46.04亿元,公司2007年度中期利润分配以此为基准,提取10%的法定盈余公积。

经过上述利润分配,并结转按相关规定调整的上年度未分配利润后,根据中国会计准则和国际财务报告准则财务报表,确定公司可供股东分配利润为50.24亿元。

根据《公司章程》的规定,中期股息的数额不应超过公司中期可分配利润额的50%。

公司建议,以总股本7,345,053,334股为基数,派发公司2007年中期股息,每股派发现金股息人民币0.20元,共计人民币1,469,010,666.80元。

四、重大诉讼仲裁事项

本报告期内公司无重大诉讼、仲裁事项。

五、资产交易事项

(一)收购资产情况

2007年6月8日，平安寿险与民生银行签订《认购协议》，以每股人民币7.63元的认购价格认购民生银行非公开发行股票7.14亿股，锁定期12个月，认购总价款为人民币54.48亿元。该认购是本集团日常经营过程中的投资决定，有利于本集团拓宽投资渠道及扩大保险资金运用回报。

(二)吸收合并情况

2007年6月16日，中国银监会批准深圳商业银行受让平安银行全部股权、吸收合并平安银行并更名为深圳平安银行股份有限公司。深圳平安银行总行设在深圳，原平安银行改建为深圳平安银行上海分行、原平安银行福州分行和上海张江支行分别改建为深圳平安银行福州分行和上海张江支行。2007年6月27日，深圳商业银行更名为深圳平安银行的工商变更手续正式完成。

六、重大关联交易

本报告期内公司无重大关联交易事项。

七、托管情况

本报告期内公司无需披露的托管事项。

八、承包情况

本报告期内公司无需披露的承包事项。

九、租赁情况

本报告期内公司无需披露的租赁事项。

十、担保情况

单位：人民币百万元

公司对外担保情况(不包括对控股子公司的担保)

担保对象	发生日期	担保金额	担保类型	担保期限	是否履行完毕	是否为关联方担保
报告期内担保发生额合计	–	–	–	–	–	–
报告期末担保余额合计	–	–	–	–	–	–

公司对控股子公司的担保情况

报告期内对控股子公司担保发生额合计	–
报告期末对控股子公司担保余额合计	1,587

公司担保总额情况(包括对控股子公司的担保)

担保总额	1,587
担保总额占公司净资产的比例(%)	1.7
其中：	
为股东、实际控制人及其关联方提供担保的金额	–
直接或间接为资产负债率超过70%的被担保对象提供的债务担保金额	–
担保总额超过净资产50%部分的金额	–
上述三项担保金额合计	–

十一、委托理财情况

本报告期内公司无委托理财事项。

十二、其他重大合同

本报告期内公司无其他需披露的重大合同。

十三、承诺事项履行情况

2004年6月本公司发行H股时，经中国保监会以《中国保监会关于平保集团外资股东持有的股份转为境外上市H股问题的批复》(保监发改[2004]61号)、中国证监会以《关于同意中国平安保险(集团)股份有限公司发行境外上市外资股的批复》(证监国合字[2004]18号)批准，公司外资股股东所持非上市外资股1,170,751,698股均转换为H股。公司股东汇丰保险控股有限公司、日本第一生命保险相互会社均同意在H股上市后三年内不出售各自所转换的H股。本报告期内，汇丰保险控股有限公司和日本第一生命保险相互会社承诺不出售期限已经于2007年6月24日截止。

十四、聘任、解聘会计师事务所情况

根据公司2006年度股东大会决议，公司于2007年继续聘请了安永华明会计师事务所及安永会计师事务所(以下统称"安永")分别担任公司中国会计准则财务报告审计机构及国际财务报告准则财务报告审计机构。公司中期财务报告已经由安永审计并出具了标准无保留意见的审计报告。本报告期的半年度审计及其他鉴证服务费共约12百万元。

十五、上市公司及其董事、监事、高级管理人员、公司股东、实际控制人处罚及整改情况

报告期内公司及其董事、监事、高级管理人员、公司股东、实际控制人均未受中国证监会的稽查、行政处罚、通报批评及证券交易所的公开谴责。

十六、其他重大事项及其影响和解决方案的分析说明

(一) 报告期末，本公司及下属子公司合计持有上市公司的证券投资情况如下(前十大证券投资按初始投资成本排序)：

序号	股票代码	简称	持股数量(百万股)	初始投资成本(百万元)	占该公司股权比例[1]	会计核算科目
1	600016	民生银行	721	5,474	5.21%	可供出售金融资产
			33	143		交易性金融资产
2	600000	浦发银行	197	2,228	4.92%	可供出售金融资产
			17	206		交易性金融资产
3	HK3988	中国银行	453	1,315	0.21%	可供出售金融资产
	601988		91	280		可供出售金融资产
4	HK2628	中国人寿	4	96	0.25%	可供出售金融资产
	601628		51	966		可供出售金融资产
			14	444		交易性金融资产
5	HK1398	工商银行	30	121	0.37%	可供出售金融资产
	601398		353	1,100		可供出售金融资产
			3	10		交易性金融资产
6	601006	大秦铁路	154	878	1.24%	可供出售金融资产
			7	83		交易性金融资产
7	HK3328	交通银行	9	21	0.29%	可供出售金融资产
	601328		100	573		可供出售金融资产
			33	259		交易性金融资产
8	000002	万科A	110	631	1.87%	可供出售金融资产
			13	176		交易性金融资产
9	601919	中国远洋	51	436	0.75%	可供出售金融资产
			15	129		交易性金融资产
10	600900	长江电力	56	429	0.61%	可供出售金融资产
			2	12		交易性金融资产
	其他证券投资			11,942		
	合计			27,952		

(1) 占该公司股权比例按照持有该公司股份的合计数计算

(二) 报告期末，本公司下属子公司平安信托持有非上市金融企业股权情况如下：

持有对象名称	初始投资成本(百万元)	持股数量(百万股)	占该公司股权比例	期末账面净值(百万元)
兴业证券股份有限公司	9	7	0.77%	4

十七、信息披露索引

事项	刊载的报刊名称及版面	刊载日期	刊载的互联网网站及检索路径
临2007-001关于召开2007年第一次临时股东大会的公告	《中国证券报》A11版、《上海证券报》D8版、《证券时报》A4版	2007年3月2日	上海证券交易所http://www.sse.com.cn/
临2007-002关于2006年度业绩预增的公告	《中国证券报》A24版、《上海证券报》D8版、《证券时报》A4版	2007年3月15日	上海证券交易所http://www.sse.com.cn/
临2007-003重大事项公告	《中国证券报》D005版、《上海证券报》A6版、《证券时报》C12版	2007年3月19日	上海证券交易所http://www.sse.com.cn/
临2007-0042007年第一次临时股东大会决议公告	《中国证券报》D004版、《上海证券报》D24版、《证券时报》B8版	2007年3月20日	上海证券交易所http://www.sse.com.cn/
临2007-005保费收入公告	《中国证券报》D004版、《上海证券报》D24版、《证券时报》B8版	2007年3月20日	上海证券交易所http://www.sse.com.cn/
临2007-006公告	《中国证券报》C61版、《上海证券报》D80版、《证券时报》A4版	2007年3月30日	上海证券交易所http://www.sse.com.cn/
临2007-007关于变更证券事务代表的公告	《中国证券报》B12版、《上海证券报》A14版、《证券时报》C12版	2007年4月9日	上海证券交易所http://www.sse.com.cn/
临2007-008第五届监事会第四次会议决议公告	《中国证券报》C007版、《上海证券报》D33版、《证券时报》C13版	2007年4月12日	上海证券交易所http://www.sse.com.cn/
临2007-009第七届董事会第九次会议决议公告	《中国证券报》C005版、《上海证券报》D33版、《证券时报》C13版	2007年4月12日	上海证券交易所http://www.sse.com.cn/

事项	刊载的报刊名称及版面	刊载日期	刊载的互联网网站及检索路径
2006年度报告摘要	《中国证券报》C005版、《上海证券报》D33版、《证券时报》C13版	2007年4月12日	上海证券交易所http://www.sse.com.cn/
临2007-010关于对中国平安保险海外(控股)有限公司提供担保的公告	《中国证券报》C008版、《上海证券报》A9版、《证券时报》C7版	2007年4月16日	上海证券交易所http://www.sse.com.cn/
临2007-011关于召开2006年年度股东大会的公告	《中国证券报》C068版、《上海证券报》D75版、《证券时报》B8版	2007年4月19日	上海证券交易所http://www.sse.com.cn/
临2007-012保费收入公告	《中国证券报》C081版、《上海证券报》D96版、《证券时报》C11版	2007年4月20日	上海证券交易所http://www.sse.com.cn/
临2007-013保荐机构变更公告	《中国证券报》C09版、《上海证券报》D64版、《证券时报》A16版	2007年4月24日	上海证券交易所http://www.sse.com.cn/
临2007-014第七届董事会第十一次会议决议公告	《中国证券报》C10版、《上海证券报》D73版、《证券时报》C4版	2007年4月27日	上海证券交易所http://www.sse.com.cn/
2007年第一季度报告	《中国证券报》C10版、《上海证券报》D73版、《证券时报》C4版	2007年4月27日	上海证券交易所http://www.sse.com.cn/
临2007-015保费收入公告	《中国证券报》C004版、《上海证券报》D16版、《证券时报》A8版	2007年5月18日	上海证券交易所http://www.sse.com.cn/
临2007-016网下配售A股股票(锁定期3个月)上市流通的提示性公告	《中国证券报》C013版、《上海证券报》D6版、《证券时报》A4版	2007年5月30日	上海证券交易所http://www.sse.com.cn/
临2007-017 2006年年度股东大会决议公告	《中国证券报》C004版、《上海证券报》D9版、《证券时报》C13版	2007年6月8日	上海证券交易所http://www.sse.com.cn/

事项	刊载的报刊名称及版面	刊载日期	刊载的互联网网站及检索路径
临2007-018重大事项公告	《中国证券报》C005版、《上海证券报》A16版、《证券时报》C8版	2007年6月11日	上海证券交易所http://www.sse.com.cn/
临2007-019 2006年度分红派息公告	《中国证券报》C009版、《上海证券报》D22版、《证券时报》C4版	2007年6月15日	上海证券交易所http://www.sse.com.cn/
临2007-020公司治理专项活动的自查报告和整改计划	《中国证券报》C009版、《上海证券报》D22版、《证券时报》C4版	2007年6月15日	上海证券交易所http://www.sse.com.cn/
临2007-021保费收入公告	《中国证券报》C005版、《上海证券报》D11版、《证券时报》C8版	2007年6月20日	上海证券交易所http://www.sse.com.cn/
临2007-022关于深商行吸收合并平安银行的公告	《中国证券报》008版、《上海证券报》D9版、《证券时报》C13版	2007年6月21日	上海证券交易所http://www.sse.com.cn/
临2007-023第七届董事会第十三次会议决议公告	《中国证券报》C013版、《上海证券报》D19版、《证券时报》C16版	2007年6月26日	上海证券交易所http://www.sse.com.cn/
临2007-024公告	《中国证券报》A20版、《上海证券报》D8版、《证券时报》A12版	2007年6月29日	上海证券交易所http://www.sse.com.cn/
临2007-025关于举行公司治理网上交流会的公告	《中国证券报》C008版、《上海证券报》D19版、《证券时报》C12版	2007年7月10日	上海证券交易所http://www.sse.com.cn/
临2007-026关于职工代表监事变更的公告	《中国证券报》A16版、《上海证券报》A14版、《证券时报》C4版	2007年7月16日	上海证券交易所http://www.sse.com.cn/

事项	刊载的报刊名称及版面	刊载日期	刊载的互联网网站及检索路径
临2007-027保费收入公告	《中国证券报》C004版、《上海证券报》D64版、《证券时报》C8版	2007年7月20日	上海证券交易所http://www.sse.com.cn/
临2007-028 2007年中期业绩预增公告	《中国证券报》B16版、《上海证券报》D14版、《证券时报》C24版	2007年7月24日	上海证券交易所http://www.sse.com.cn/

第七节 财务报告

本公司中期财务报告已经安永华明会计师事务所审计，并出具了标准无保留意见的审计报告。具体参见第九节附件中的已审财务报表。

第八节　备查文件目录

一、 载有本公司董事长签名的中期报告正文。

二、 载有法定代表人、财务负责人签名并盖章的会计报表。

三、 载有会计师事务所盖章、注册会计师签名并盖章的审计报告正本。

四、 报告期内本公司在《中国证券报》、《上海证券报》、《证券时报》上公开披露过的所有文件正本及公告原件。

五、 本公司章程。

中国平安保险(集团)股份有限公司2007年6月30日已审财务报表

董事长兼首席执行官　马明哲
中国平安保险(集团)股份有限公司董事会
2007年8月16日

安永华明(2007)审字第60468101-B31号

中国平安保险(集团)股份有限公司
全体股东：

我们审计了后附的中国平安保险(集团)股份有限公司(以下简称"贵公司")及其子公司(以下统称"贵集团")财务报表，包括2007年6月30日的合并及母公司的资产负债表，截至2007年6月30日止6个月会计期间的合并及母公司的利润表、股东权益变动表和现金流量表以及财务报表附注。

一、管理层对财务报表的责任

按照企业会计准则的规定编制财务报表是 贵公司管理层的责任。这种责任包括：(1)设计、实施和维护与财务报表编制相关的内部控制，以使财务报表不存在由于舞弊或错误而导致的重大错报；(2)选择和运用恰当的会计政策；(3)作出合理的会计估计。

二、注册会计师的责任

我们的责任是在实施审计工作的基础上对财务报表发表审计意见。我们按照中国注册会计师审计准则的规定执行了审计工作。中国注册会计师审计准则要求我们遵守职业道德规范，计划和实施审计工作以对财务报表是否不存在重大错报获取合理保证。

审计工作涉及实施审计程序，以获取有关财务报表金额和披露的审计证据。选择的审计程序取决于注册会计师的判断，包括对由于舞弊或错误导致的财务报表重大错报风险的评估。在进行风险评估时，我们考虑与财务报表编制相关的内部控制，以设计恰当的审计程序，但目的并非对内部控制的有效性发表意见。审计工作还包括评价管理层选用会计政策的恰当性和作出会计估计的合理性，以及评价财务报表的总体列报。

我们相信，我们获取的审计证据是充分的、适当的，为发表审计意见提供了基础。

三、审计意见

我们认为，上述财务报表已经按照企业会计准则的规定编制，在所有重大方面公允地反映了 贵集团和 贵公司2007年6月30日的财务状况以及截至2007年6月30日止6个月会计期间的经营成果和现金流量。

安永华明会计师事务所

中国注册会计师 **张小东**

中国注册会计师 **黄悦栋**

中国 北京

2007年8月16日

合并资产负债表

2007年6月30日
人民币百万元

	附注六	(经审计) **2007年 6月30日**	(经审计) 2006年 12月31日
资产			
货币资金	*1*	**83,789**	42,585
结算备付金	*2*	**1,591**	875
贵金属		**1**	111
拆出资金	*3*	**1,101**	1,727
交易性金融资产	*4*	**73,436**	44,003
衍生金融资产	*5*	**16**	21
买入返售金融资产	*6*	**12,854**	7,251
应收利息	*7*	**4,716**	3,249
应收保费	*8*	**5,307**	3,073
应收分保账款		**2,205**	795
应收分保未到期责任准备金		**3,048**	2,437
应收分保未决赔款准备金		**2,058**	1,724
应收分保寿险责任准备金		**7**	–
应收分保长期健康险责任准备金		**7**	–
保户质押贷款	*9*	**1,799**	1,381
发放贷款及垫款	*10*	**58,427**	49,152
存出保证金		**1,139**	334
定期存款	*11*	**50,503**	65,416
可供出售金融资产	*12*	**132,443**	95,200
持有至到期投资	*13*	**130,193**	129,250
长期股权投资	*14*	**211**	415
商誉	*15*	**475**	409
存出资本保证金		**1,520**	1,520
投资性房地产	*16*	**3,789**	1,660
固定资产	*17*	**6,839**	4,552
无形资产	*18*	**922**	940
递延所得税资产	*19*	**592**	888
其他资产	*20*	**4,155**	4,320
资产总计		**583,143**	463,288

载于第75页至第188页的附注为本财务报表的组成部分。

合并资产负债表

2007年6月30日
人民币百万元

	附注六	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
负债及股东权益			
负债			
短期借款	*22*	**557**	527
同业及其他金融机构存放款项	*23*	**5,318**	3,465
存入保证金	*24*	**5,865**	5,485
拆入资金	*25*	**1,871**	992
衍生金融负债	*5*	**356**	178
卖出回购金融资产款	*26*	**22,883**	14,573
吸收存款	*27*	**62,219**	66,725
代理买卖证券款	*28*	**9,846**	3,750
预收保费		**666**	1,352
应付手续费及佣金		**1,427**	894
应付分保账款		**2,786**	746
应付职工薪酬	*29*	**3,381**	2,133
应交税费	*30*	**1,509**	1,166
应付利息		**355**	287
应付赔付款		**4,274**	3,981
应付保单红利		**4,771**	4,107
保户储金及投资款	*31*	**4,945**	4,049
未到期责任准备金	*32*	**15,653**	12,937
未决赔款准备金	*32*	**7,436**	6,480
寿险责任准备金	*32*	**289,351**	248,574
长期健康险责任准备金	*32*	**34,399**	30,694
长期借款	*33*	**1,636**	155
递延所得税负债	*19*	**3,555**	1,441
其他负债	*34*	**3,173**	1,971
负债合计		**488,232**	416,662

载于第75页至第188页的附注为本财务报表的组成部分。

	附注六	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
负债及股东权益*(续)*			
所有者权益			
股本	*35*	**7,345**	6,195
资本公积	*36*	**63,833**	23,246
盈余公积		**6,928**	6,120
一般风险准备	*37*	**517**	517
未分配利润		**14,821**	9,182
外币报表折算差额		**(48)**	—
归属于母公司所有者权益合计		**93,396**	45,260
少数股东权益		**1,515**	1,366
所有者权益合计		**94,911**	46,626
负债和所有者权益总计		**583,143**	463,288

第59页至第188页的财务报表由以下人士签署：

马明哲	**张子欣**	**麦伟林**
法定代表人	*主管会计工作负责人*	*会计机构负责人*

载于第75页至第188页的附注为本财务报表的组成部分。

合并利润表

截至2007年6月30日止6个月期间
人民币百万元

	附注六	（经审计）截至2007年6月30日止6个月期间	（未经审计）截至2006年6月30日止6个月期间
一、 营业收入			
保险业务收入	39	**53,885**	46,000
其中：分保费收入	39	**47**	7
减：分出保费		**(2,600)**	(2,466)
提取未到期责任准备金	40	**(2,105)**	(2,054)
已赚保费		**49,180**	41,480
银行业务利息收入		**1,716**	22
银行业务利息支出		**(689)**	(1)
银行业务利息净收入	41	**1,027**	21
手续费及佣金收入		**1,357**	218
手续费及佣金支出		**(213)**	(30)
手续费及佣金净收入	42	**1,144**	188
投资收益	43	**29,124**	8,802
公允价值变动收益	44	**3,094**	4,001
汇兑损失		**(335)**	(130)
其他业务收入		**817**	265
营业收入合计		**84,051**	54,627
二、 营业支出			
退保金		**(5,919)**	(3,910)
赔付支出	45	**(11,791)**	(7,814)
减：摊回赔付支出		**1,167**	1,132
提取保险责任准备金	46	**(44,949)**	(30,021)
减：摊回保险责任准备金	47	**348**	9
保单红利支出		**(897)**	(1,714)
分保费用		**(7)**	(1)
营业税金及附加	48	**(1,742)**	(774)
保险业务手续费及佣金支出	49	**(5,666)**	(3,932)
业务及管理费	50	**(6,571)**	(3,986)
减：摊回分保费用		**675**	922
其他业务成本		**(195)**	(66)
资产减值损失	51	**(17)**	(45)
营业支出合计		**(75,564)**	(50,200)

载于第75页至第188页的附注为本财务报表的组成部分。

	附注六	（经审计） 截至2007年 6月30日 止6个月期间	（未经审计） 截至2006年 6月30日 止6个月期间
三、 营业利润		**8,487**	4,427
加：营业外收入		**435**	16
减：营业外支出		**(50)**	(17)
四、 利润总额		**8,872**	4,426
减：所得税费用	52	**(546)**	(420)
五、 净利润		**8,326**	4,006
归属于母公司所有者的净利润		**8,063**	3,945
少数股东损益		**263**	61
		8,326	4,006
		人民币元	*人民币元*
六、 每股收益			
基本和稀释每股收益	53	**1.16**	0.64

载于第75页至第188页的附注为本财务报表的组成部分。

合并现金流量表

截至2007年6月30日止6个月期间
人民币百万元

	附注六	(经审计) 截至2007年6月30日止6个月期间	(未经审计) 截至2006年6月30日止6个月期间
一、 经营活动产生的现金流量			
收到原保险合同保费取得的现金		**50,918**	41,567
再保业务产生的现金净额		**(88)**	32
保户储金及投资款净增加额		**896**	342
客户存款和同业存放款项净增加/(减少)额		**(2,653)**	92
向其他金融机构拆入资金净增加额		**491**	681
收取利息、手续费及佣金的现金		**3,073**	238
拆入资金净增加额		**879**	—
收到的其他与经营活动有关的现金		**7,993**	1,370
经营活动现金流入小计		**61,509**	44,322
支付原保险合同赔付款项的现金		**(11,366)**	(7,535)
支付保单红利的现金		**(232)**	(100)
客户贷款及垫款净增加额		**(9,196)**	—
存放中央银行和同业款项净增加额		**(1,577)**	(5)
支付利息、手续费及佣金的现金		**(6,035)**	(3,746)
支付给职工以及为职工支付的现金		**(2,115)**	(1,849)
支付的各项税费		**(2,065)**	(705)
支付的其他与经营活动有关的现金		**(8,921)**	(5,374)
经营活动现金流出小计		**(41,507)**	(19,314)
经营活动产生的现金流量净额	*56*	**20,002**	25,008

载于第75页至第188页的附注为本财务报表的组成部分。

	附注六	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
二、 投资活动产生的现金流量			
收回投资所收到的现金		**116,021**	56,536
取得投资收益收到的现金		**12,117**	5,160
处置固定资产、无形资产和其他长期资产收回的现金净额		**92**	9
投资活动现金流入小计		**128,230**	61,705
购建固定资产、无形资产和其他长期资产支付的现金		**(2,043)**	(527)
投资支付的现金		**(116,953)**	(73,892)
质押贷款净增加额		**(418)**	(212)
购买子公司支付的现金净额		**(382)**	–
购买子公司部份股权支付的现金净额		**(229)**	–
投资活动现金流出小计		**(120,025)**	(74,631)
投资活动产生的现金流量净额		**8,205**	(12,926)
三、 筹资活动产生的现金流量			
吸收投资收到的现金		**38,222**	–
取得借款收到的现金		**192**	2
收到的其他与筹资活动有关的现金		**8,310**	–
筹资活动现金流入小计		**46,724**	2
分配股利及偿付利息支付的现金		**(2,080)**	(1,325)
其中:子公司支付给少数股东的股利		**(34)**	(50)
支付的其他与筹资活动有关的现金		**–**	(6,460)
筹资活动现金流出小计		**(2,080)**	(7,785)
筹资活动产生的现金流量净额		**44,644**	(7,783)

载于第75页至第188页的附注为本财务报表的组成部分。

合并现金流量表

截至2007年6月30日止6个月期间
人民币百万元

	附注六	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
四、 汇率变动对现金及现金等价物的影响		**(74)**	(18)
五、 现金及现金等价物净增加额	56	**72,777**	4,281
加:年初现金及现金等价物余额	56	**47,327**	25,488
六、 期末现金及现金等价物余额	56	**120,104**	29,769

载于第75页至第188页的附注为本财务报表的组成部分。

合并股东权益变动表

截至2007年6月30日止6个月期间
人民币百万元

项目	附注三	截至2007年6月30日止6个月期间 归属于母公司所有者权益 股本 (经审计)	资本公积 (经审计)	盈余公积 (经审计)	一般风险准备 (经审计)	未分配利润 (经审计)	外币折算差额 (经审计)	少数股东权益 (经审计)	股东权益合计 (经审计)
一、 上年年末余额		6,195	15,163	6,126	517	8,667	-	1,251	37,919
加:会计政策变更	39	-	8,083	(6)	-	515	-	115	8,707
二、 本期期初余额		6,195	23,246	6,120	517	9,182	-	1,366	46,626
三、 本期增减变动金额									
(一) 净利润		-	-	-	-	8,063	-	263	8,326
(二) 直接计入所有者权益的利得和损失									
1. 可供出售金融资产公允价值变动净额									
(1) 计入所有者权益的金额		-	15,367	-	-	-	-	154	15,521
(2) 转入当期损益的金额		-	(8,727)	-	-	-	-	(88)	(8,815)
2. 与计入所有者权益项目相关的所得税的影响		-	(2,443)	-	-	-	-	(25)	(2,468)
3. 其他		-	(682)	-	-	-	(48)	(121)	(851)
上述(一)和(二)小计		-	3,515	-	-	8,063	(48)	183	11,713
(三) 所有者投入资本		1,150	37,072	-	-	-	-	-	38,222
(四) 利润分配									
1. 提取盈余公积		-	-	808	-	(808)	-	-	-
2. 对股东的分配		-	-	-	-	(1,616)	-	(34)	(1,650)
四、 期末余额		7,345	63,833	6,928	517	14,821	(48)	1,515	94,911

载于第75页至第188页的附注为本财务报表的组成部分。

合并股东权益变动表

截至2007年6月30日止6个月期间
人民币百万元

项目	附注三	截至2006年6月30日止6个月期间 归属于母公司所有者权益 股本 （未经审计）	资本公积 （未经审计）	盈余公积 （未经审计）	一般风险准备 （未经审计）	未分配利润 （未经审计）	外币折算差额 （未经审计）	少数股东权益 （未经审计）	股东权益合计 （未经审计）
一、 上年年末余额		6,195	15,163	5,526	430	5,350	–	525	33,189
加：会计政策变更	39	–	626	(127)	–	(721)	–	(2)	(224)
二、 本期期初余额		6,195	15,789	5,399	430	4,629	–	523	32,965
三、 本期增减变动金额									
（一） 净利润		–	–	–	–	3,945	–	61	4,006
（二） 直接计入所有者权益的利得和损失									
1. 可供出售金融资产公允价值变动净额									
(1) 计入所有者权益的金额		–	4,124	–	–	–	–	37	4,161
(2) 转入当期损益的金额		–	(1,204)	–	–	–	–	(12)	(1,216)
2. 与计入所有者权益项目相关的所得税的影响		–	(438)	–	–	–	–	(4)	(442)
3. 其他		–	(908)	–	–	–	–	(9)	(917)
上述（一）和（二）小计		–	1,574	–	–	3,945	–	73	5,592
（三） 利润分配									
对股东的分配		–	–	–	–	(1,239)	–	(50)	(1,289)
四、 期末余额		6,195	17,363	5,399	430	7,335	–	546	37,268

载于第75页至第188页的附注为本财务报表的组成部分。

母公司资产负债表

2007年6月30日
人民币百万元

	附注十四	（经审计）2007年6月30日	（经审计）2006年12月31日
资产			
货币资金	1	**44,458**	3,139
交易性金融资产	2	**5,318**	5,458
应收利息		**92**	29
定期存款	3	**448**	776
可供出售金融资产	4	**5,455**	4,227
长期股权投资	5	**17,568**	17,368
固定资产		**63**	69
无形资产		**10**	18
其他资产		**328**	422
资产总计		**73,740**	31,506
负债及股东权益			
负债			
拆入资金	7	**1,751**	820
应付职工薪酬	8	**890**	586
应交税费	9	**179**	75
递延所得税负债	6	**170**	93
其他负债		**132**	146
负债合计		**3,122**	1,720
所有者权益			
股本		**7,345**	6,195
资本公积	10	**52,425**	15,731
盈余公积		**5,429**	4,969
一般风险准备		**395**	395
未分配利润		**5,024**	2,496
所有者权益合计		**70,618**	29,786
负债和所有者权益总计		**73,740**	31,506

载于第75页至第188页的附注为本财务报表的组成部分。

母公司利润表

截至2007年6月30日止6个月期间
人民币百万元

	附注十四	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
一、营业收入			
投资收益	*11*	**4,878**	5,213
公允价值变动收益	*12*	**359**	69
汇兑损失		**(25)**	(5)
其他业务收入		**130**	30
营业收入合计		**5,342**	5,307
二、营业支出			
营业税金及附加	*13*	**(54)**	(3)
业务及管理费	*14*	**(504)**	(265)
营业支出合计		**(558)**	(268)
三、营业利润		**4,784**	5,039
减:营业外支出		**(1)**	—
四、利润总额		**4,783**	5,039
减:所得税费用	*15*	**(179)**	(38)
五、净利润		**4,604**	5,001

载于第75页至第188页的附注为本财务报表的组成部分。

母公司现金流量表

截至2007年6月30日止6个月期间
人民币百万元

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
一、 经营活动产生的现金流量		
收到的其他与经营活动有关的现金	**129**	5
经营活动现金流入小计	**129**	5
支付给职工以及为职工支付的现金	**(89)**	(107)
支付的各项税费	**(90)**	(5)
支付的其他与经营活动有关的现金	**(185)**	(53)
经营活动现金流出小计	**(364)**	(165)
经营活动产生的现金流量净额	**(235)**	(160)
二、 投资活动产生的现金流量		
收回投资所收到的现金	**7,443**	4,737
取得投资收益收到的现金	**3,897**	5,087
处置固定资产和无形资产收回的现金净额	**14**	—
投资活动现金流入小计	**11,354**	9,824
购建固定资产支付的现金	**(11)**	(21)
投资支付的现金	**(6,359)**	(10,798)
投资活动现金流出小计	**(6,370)**	(10,819)
投资活动产生的现金流量净额	**4,984**	(995)

载于第75页至第188页的附注为本财务报表的组成部分。

母公司现金流量表

截至2007年6月30日止6个月期间
人民币百万元

	附注十四	（经审计）截至2007年6月30日止6个月期间	（未经审计）截至2006年6月30日止6个月期间
三、 筹资活动产生的现金流量			
吸收投资收到的现金		**38,222**	–
取得借款收到的现金		**931**	1,247
筹资活动现金流入小计		**39,153**	1,247
分配股利及偿付利息支付的现金		**(1,571)**	(1,243)
支付的其他与筹资活动有关的现金		**–**	(1,119)
筹资活动现金流出小计		**(1,571)**	(2,362)
筹资活动产生的现金流量净额		**37,582**	(1,115)
四、 汇率变动对现金及现金等价物的影响		**(16)**	(5)
五、 现金及现金等价物净增加额	16	**42,315**	(2,275)
加：期初现金及现金等价物余额	16	**3,448**	2,637
六、 期末现金及现金等价物余额	16	**45,763**	362

载于第75页至第188页的附注为本财务报表的组成部分。

母公司股东权益变动表

截至2007年6月30日止6个月期间
人民币百万元

项目	股本(经审计)	资本公积(经审计)	盈余公积(经审计)	一般风险准备(经审计)	未分配利润(经审计)	股东权益合计(经审计)
	截至2007年6月30日止6个月期间					
一、上年年末余额	6,195	15,163	6,126	517	8,678	36,679
加：会计政策变更	–	568	(1,157)	(122)	(6,182)	(6,893)
二、本期期初余额	6,195	15,731	4,969	395	2,496	29,786
三、本期增减变动金额						
(一)净利润	–	–	–	–	4,604	4,604
(二)直接计入所有者权益的利得和损失						
1. 可供出售金融资产公允价值变动净额						
(1) 计入所有者权益的金额	–	(379)	–	–	–	(379)
(2) 转入当期损益的金额	–	(125)	–	–	–	(125)
2. 与计入所有者权益项目相关的所得税的影响	–	126	–	–	–	126
上述(一)和(二)小计	–	(378)	–	–	4,604	4,226
(三)所有者投入资本	1,150	37,072	–	–	–	38,222
(四)利润分配						
1. 提取盈余公积	–	–	460	–	(460)	–
2. 对股东的分配	–	–	–	–	(1,616)	(1,616)
四、期末余额	7,345	52,425	5,429	395	5,024	70,618

载于第75页至第188页的附注为本财务报表的组成部分。

母公司股东权益变动表

截至2007年6月30日止6个月期间
人民币百万元

项目	截至2006年6月30日止6个月期间					
	股本（未经审计）	资本公积（未经审计）	盈余公积（未经审计）	一般风险准备（未经审计）	未分配利润（未经审计）	股东权益合计（未经审计）
一、上年年末余额	6,195	15,163	5,526	430	5,350	32,664
加：会计政策变更	–	7	(1,112)	(35)	(7,002)	(8,142)
二、本期期初余额	6,195	15,170	4,414	395	(1,652)	24,522
三、本期增减变动金额						
（一）净利润	–	–	–	–	5,001	5,001
（二）直接计入所有者权益的利得和损失						
1. 可供出售金融资产公允价值变动净额						
(1) 计入所有者权益的金额	–	301	–	–	–	301
(2) 转入当期损益的金额	–	(17)	–	–	–	(17)
2. 与计入所有者权益项目相关的所得税的影响	–	(43)	–	–	–	(43)
上述（一）和（二）小计	–	241	–	–	5,001	5,242
（三）利润分配						
对股东的分配	–	–	–	–	(1,239)	(1,239)
四、期末余额	6,195	15,411	4,414	395	2,110	28,525

载于第75页至第188页的附注为本财务报表的组成部分。

2007年6月30日
人民币百万元

一、本公司基本情况

中国平安保险(集团)股份有限公司(以下简称"本公司")于1988年3月21日在中华人民共和国(以下简称"中国")深圳市注册成立,当时名为"深圳平安保险公司",开始主要在深圳从事财产保险业务。随着经营区域的扩大,本公司于1992年更名为"中国平安保险公司",于1994年7月开始从事寿险业务,并于1997年1月更名为"中国平安保险股份有限公司"。

中国保险监督管理委员会(以下简称"中国保监会")于2002年4月2日下发《关于中国平安保险股份有限公司分业经营实施方案的批复》(保监复[2002]32号),原则同意本公司提出的有关《中国平安保险股份有限公司分业经营实施方案》;根据该方案,本公司更名为"中国平安保险(集团)股份有限公司",本公司以投资人的身份分别成立并控股持有中国平安财产保险股份有限公司(以下简称"平安产险")和中国平安人寿保险股份有限公司(以下简称"平安寿险"),并由本公司控股持有平安信托投资有限责任公司(以下简称"平安信托"),平安信托持有平安证券有限责任公司(以下简称"平安证券")的股份。

中国保监会于2002年10月28日下发《关于中国平安保险股份有限公司有关变更事项的批复》(保监变审[2002]98号)、《关于成立中国平安财产保险股份有限公司的批复》(保监机审[2002]350号)及《关于成立中国平安人寿保险股份有限公司的批复》(保监机审[2002]351号),批准本公司名称变更为"中国平安保险(集团)股份有限公司",并同意在本公司财产保险业务和人员的基础上成立平安产险,在本公司人身保险业务和人员的基础上成立平安寿险。本公司于2003年1月24日取得更名后的营业执照,平安产险及平安寿险分别于2002年12月24日及2002年12月17日取得营业执照。

根据中国保监会《关于中国平安保险(集团)股份有限公司境外发行H股并上市的批复》(保监复[2003]228号)及中国证券监督管理委员会(以下简称"中国证监会")《关于同意中国平安保险(集团)股份有限公司发行境外上市外资股的批复》(证监国合字[2004]18号),本公司获准在香港主板公开发行境外上市外资股("H股")1,261,720,000股,H股已于2004年6月24日在香港交易所主板上市。

根据中国证监会《关于核准中国平安保险(集团)股份有限公司首次公开发行股票的通知》(证监发行字[2007]29号),本公司获准在上海证券交易所首次公开发行A股1,150,000,000股,A股已于2007年3月1日在上海证券交易所上市。

本公司的经营范围包括投资保险及经批准的金融企业,监督管理控股投资企业的各种国内、国际业务;开展保险资金运用业务;经批准开展国内保险、国际保险及其他业务。本集团现提供多元化的金融产品及服务,业务范围包括人身保险业务、财产保险业务、信托业务、证券业务、银行业务以及其他业务。

2007年6月30日
人民币百万元

二、财务报表的编制基础及遵循企业会计准则的声明

本财务报表是根据中国财政部(以下简称"财政部")于2006年颁布的企业会计准则及应用指南和其他相关规定(以下简称"企业会计准则")编制。

本公司属于原同时按照中国会计准则及国际财务报告准则对外提供财务报表的A股及H股上市公司。根据《企业会计准则第38号—首次执行企业会计准则》和财政部会计准则委员会2007年2月1日发布的《企业会计准则实施问题专家工作组意见》的要求,本集团根据取得的相关信息,对因会计政策变更所涉及的相关交易和事项进行了追溯调整,并将会计政策在本财务报表所涵盖的各会计期间中一贯地采用。上述会计政策变更对本集团于2006年12月31日的股东权益以及截至2006年6月30日止6个月会计期间的净利润的相关影响,请见附注三、39。

本财务报表真实、完整地反映了本公司和本集团2007年6月30日的财务状况以及截至2007年6月30日止6个月会计期间的经营成果和现金流量。

三、主要会计政策和会计估计

1. 会计年度

本集团会计年度采用公历年度,即每年自1月1日起至12月31日止。

2. 记账本位币

本集团于中国大陆的公司主要以人民币为记账本位币;本集团于境外的子公司以港币为记账本位币。编制本财务报表所采用的货币均为人民币,除有特别说明外,均以人民币百万元为单位表示。

3. 记账基础及计价原则

本集团以权责发生制为记账基础。除以公允价值计量的金融工具及若干保险责任准备金外,各项资产、负债均以历史成本法为计价原则。

三、主要会计政策和会计估计(续)

4. 合并财务报表的编制方法

合并财务报表包括本公司及全部子公司的财务报表。子公司指被本集团控制的企业。控制是指有权决定另一个企业的财务和经营政策,并能据以从其经营活动中获取利益。

编制合并财务报表时,子公司采用与本公司一致的会计年度和会计政策。本集团内部各公司之间的所有重大交易及往来于合并时抵销。

纳入合并范围的子公司的所有者权益中不属于本集团的份额,作为少数股东权益在合并财务报表中单独列示。

非同一控制下的企业合并

对于非同一控制下的企业合并,本集团采用购买法进行会计处理。合并成本为本集团在购买日为取得对被购买方的控制权而付出的资产、发生或承担的负债及发行的权益性证券的公允价值。在购买日,本集团取得的被购买方可辨认资产、负债及或有负债按公允价值确认。

本集团对购买方合并成本大于合并中取得的被购买方可辨认净资产公允价值份额的差额,确认为商誉,按成本扣除累计减值准备后的金额计量;对合并成本小于合并中取得的被购买方可辨认净资产公允价值份额的差额,经复核后计入当期损益。

被购买方的经营成果自本集团取得控制权之日起合并,直至本集团对其的控制权终止。

同一控制下的企业合并

对于同一控制下的企业合并,本集团采用权益结合法的方法进行会计处理。合并取得的被合并方的资产和负债,除因会计政策与本集团不同而进行调整以外,按合并日在被合并方的账面价值计量。合并对价的账面价值,与合并中取得的净资产账面价值的差额调整资本公积;资本公积不足冲减的,调整留存收益。被合并方在合并前实现的净利润,纳入合并利润表。

2007年6月30日
人民币百万元

三、主要会计政策和会计估计(续)

5. 外币折算

本集团于中国大陆的公司主要采用外币分账制进行日常核算，外币业务发生时按原币入账。在资产负债表日，外币货币性项目采用资产负债表日即期汇率折算，以历史成本计量的外币非货币性项目，仍采用交易日的即期汇率折算。因资产负债表日即期汇率与初始确认时或前一资产负债表日即期汇率不同而产生的汇兑差额，计入当期损益。

对于境外经营，本集团在编制财务报表时将其记账本位币折算为人民币。对资产负债表中的资产和负债项目，采用资产负债表日的即期汇率折算，所有者权益项目除"未分配利润"项目外，其他项目采用发生时的即期汇率折算；利润表中的收入和费用项目，采用交易发生当期平均汇率折算。按照上述折算产生的外币财务报表折算差额，在资产负债表中所有者权益项目下单独列示。处置境外经营时，将与该境外经营相关的外币财务报表折算差额转入处置当期损益。现金流量表所有项目均按当期平均汇率折算为人民币。

6. 现金等价物

现金等价物指持有的期限短、流动性强、易于转换为已知金额现金、价值变动风险很小的投资，以及原始期限不超过三个月的无约束性的存放中央银行款项，存放同业及拆放同业款项等。

7. 客户交易结算资金

本集团代理客户买卖证券收到的代买卖证券款，全额存入本集团指定的银行账户；在收到代理客户买卖证券款的同时确认为一项负债，与客户进行相关的结算。

本集团接受客户委托通过证券交易所代理买卖证券，与客户清算时如买入证券成交总额大于卖出证券成交总额，按清算日买卖证券成交价的差额，加代扣代缴的印花税和应向客户收取的佣金等手续费减少客户交易结算资金；如买入证券成交总额小于卖出证券成交总额，按清算日买卖证券成交价的差额，减代扣代缴的印花税和应向客户收取的佣金等手续费增加客户交易结算资金。

三、主要会计政策和会计估计(续)

8. 证券承销业务核算办法

本集团承销之证券，根据与发行人确定的发售方式，按以下规定分别进行核算。

(1) 本集团以全额包销方式进行承销业务，在购入待发售的证券时，按承购价确认为一项资产；本集团将证券转售给投资者时，按承销价格确认为证券承销收入，按已承销证券的承购价格结转承销证券的成本。承销期结束后，如有未售出的证券，按承购价格转为本集团的投资。

(2) 本集团以余额包销方式进行承销业务，在收到委托单位委托发行的证券时，不在账内同时确认为一项资产和一项负债，只在专设的备查账簿中登记承销证券的情况。承销期结束后，如有未售出的证券，按约定的承销价格转为本集团的投资。

(3) 本集团以代销方式进行承销业务，在收到委托单位委托发行的证券时，不在账内同时确认为一项资产和一项负债，只在专设的备查账簿中登记承销证券的情况。

(4) 承销证券的手续费收入，在承销业务提供的相关服务完成时确认为收入。

9. 金融工具

金融资产或金融负债在本集团成为金融工具合同的一方时确认。

金融资产于初始确认时划分为四类：以公允价值计量且其变动计入当期损益的金融资产；持有至到期投资；贷款和应收款项；及可供出售金融资产。金融负债划分为两类：以公允价值计量且其变动计入当期损益的金融负债；及其他金融负债。本集团初始确认金融资产或金融负债，按照公允价值计量。对于以公允价值计量且其变动计入当期损益的金融资产或金融负债，相关交易费用直接计入当期损益；对于其他类别的金融资产或金融负债，相关交易费用计入初始确认金额。

2007年6月30日
人民币百万元

三、主要会计政策和会计估计 *(续)*

9. 金融工具 *(续)*

以公允价值计量且其变动计入当期损益的金融资产或金融负债，包括交易性金融资产或金融负债，以及于初始确认时被指定为以公允价值计量且其变动计入当期损益的金融资产或金融负债。交易性金融资产或金融负债包括为了近期内出售或回购而取得的金融资产或金融负债以及衍生金融工具。被指定为以公允价值计量且其变动计入当期损益的金融资产和金融负债，须符合以下条件之一：

- 该指定可以消除或明显减少由于该金融资产或金融负债的计量基础不同所导致的相关利得或损失在确认或计量方面不一致的情况；或

- 本集团风险管理或投资策略的正式书面文件已载明，该金融资产组合、该金融负债组合、或该金融资产和金融负债组合，以公允价值为基础进行管理、评价并向关键管理人员报告；或

- 该金融资产或金融负债包含需单独分拆的嵌入衍生工具。

以公允价值计量且其变动计入当期损益的金融资产或金融负债按公允价值进行初始计量及后续计量。公允价值变动形成的利得或损失，计入当期损益。

持有至到期投资是指到期日固定、回收金额固定或可确定，且本集团有明确意图和能力持有至到期的非衍生金融资产。该类金融资产采取实际利率法按摊余成本进行后续计量。其终止确认、发生减值或摊销时产生的利得或损失，计入当期损益。

贷款和应收款项是指在活跃市场中没有报价、回收金额固定或可确定的非衍生金融资产。该类金融资产采用实际利率法按摊余成本进行后续计量。该类金融资产在终止确认、发生减值或摊销时产生的利得或损失，计入当期损益。

三、主要会计政策和会计估计(续)

9. 金融工具(续)

可供出售金融资产是指初始确认时即被指定为可供出售的非衍生金融资产，以及除上述各类资产以外的金融资产。该类金融资产按公允价值进行后续计量，公允价值变动形成的利得或损失，除减值损失和外币货币性金融资产形成的汇兑差额外，直接计入所有者权益，在该金融资产终止确认或发生减值时转出，计入当期损益；可供出售金融资产的股利或利息收入计入当期损益。

对于在活跃市场中没有报价且其公允价值不能可靠计量的权益工具投资，按成本计量。

其他金融负债采用实际利率法按摊余成本进行后续计量。

10. 衍生工具

衍生工具主要包括本集团购入的可转换债券嵌入期权、从保险合同中分拆出的嵌入衍生工具、利率掉期及利率期货、信用违约掉期交易、对换货币掉期交易、远期货币合同、利率、货币及股票期权等。除非被指定为有效套期工具，衍生工具分类为交易性金融资产或金融负债。公允价值为正数的衍生工具列做资产，公允价值为负数的列做负债。

当嵌入衍生工具与主合同在经济特征及风险方面不存在紧密关系，该混合工具没有被分类为以公允价值计量且其变动计入当期损益的金融资产或金融负债，且与嵌入衍生工具条件相同，单独存在的工具符合衍生工具定义时，本集团将该嵌入衍生工具从混合工具中分拆，作为单独存在的衍生工具处理。如果无法在取得时或后续的资产负债表日对嵌入衍生工具进行单独计量，本集团则将混合工具整体指定为以公允价值计量且其变动计入当期损益的金融资产或金融负债。

2007年6月30日
人民币百万元

三、主要会计政策和会计估计(续)

11. 金融工具的公允价值

对于存在活跃市场的金融工具，本集团采用活跃市场中的报价确定其公允价值。

对于不存在活跃市场的金融工具，本集团采用估值技术确定其公允价值。运用估值技术确定金融工具公允价值的方法，参见附注三、40。

12. 金融资产的减值

本集团于资产负债表日对以公允价值计量且其变动计入当期损益的金融资产以外的金融资产的账面价值进行检查，当有客观证据表明该金融资产发生减值时，本集团对其计提减值准备。

以摊余成本计量的金融资产发生减值时，本集团将该金融资产的账面价值减记至预计未来现金流量(不包括尚未发生的未来信用损失)现值，减记的金额确认为资产减值损失，计入当期损益。在随后的会计期间，如有客观证据表明该金融资产价值已恢复，且客观上与确认该损失后发生的事项有关，原确认的减值损失予以转回，计入当期损益。转回后的账面价值不超过假定不计提减值准备情况下该金融资产在转回日的摊余成本。

本集团对单项金额重大的金融资产单独进行减值测试，如有客观证据表明其已发生减值，则确认减值损失，计入当期损益。对于单项金额不重大的金融资产，可以单独对其进行减值测试，或将其包括在具有类似信用风险特征的金融资产组合中进行减值测试。单独测试未发生减值的金融资产(包括单项金额重大和不重大的金融资产)，本集团将其包括在具有类似信用风险特征的金融资产组合中再进行减值测试。对于已单项确认减值损失的金融资产，本集团不再将其包括在具有类似信用风险特征的金融资产组合中进行减值测试。

三、主要会计政策和会计估计(续)

12. 金融资产的减值(续)

可供出售金融资产发生减值时，原直接计入所有者权益的因公允价值下降形成的累计损失，予以转出，计入当期损益。该转出的累计损失，为可供出售金融资产的初始取得成本扣除已收回本金和已摊销金额、当前公允价值和原已计入损益的减值损失后的余额。已确认减值损失的可供出售权益工具投资，原确认的减值损失不得通过损益转回。已确认减值损失的可供出售债务工具，在随后的会计期间公允价值已上升且客观上与原减值损失确认后发生的事项有关的，原确认的减值损失予以转回，计入当期损益。

在活跃市场中没有报价且其公允价值不能可靠计量的权益工具投资，或与该权益工具挂钩并须通过交付该权益工具结算的衍生金融资产发生减值时，将该权益工具投资或衍生金融资产的账面价值，与按照类似金融资产当时市场收益率对未来现金流量折现确定的现值之间的差额，确认为减值损失，计入当期损益。该类资产的减值损失一经确认，不得转回。

13. 金融资产的终止确认

金融资产满足下列条件之一的，终止确认：

1. 收取该金融资产现金流量的合同权利终止；

2. 该金融资产已转移，且符合下述金融资产转移的终止确认条件。

本集团已将金融资产所有权上几乎所有的风险和报酬转移给转入方的，终止确认该金融资产；本集团保留了金融资产所有权上几乎所有的风险和报酬的，不终止确认该金融资产。

本集团既没有转移也没有保留金融资产所有权上几乎所有的风险和报酬时，如果本集团放弃了对该金融资产控制的，则终止确认该金融资产；如果本集团未放弃对该金融资产控制的，则按照其继续涉入所转移金融资产的程度确认有关金融资产，并相应确认有关负债。

2007年6月30日
人民币百万元

三、主要会计政策和会计估计(续)

14. 买入返售及卖出回购协议

买入返售及卖出回购业务按发生时实际支付或收到的款项入账，并在资产负债表中确认。买入返售的标的资产在表外作备查登记，卖出回购的标的资产仍在资产负债表中确认。

买入返售及卖出回购业务的买卖差价分别按实际利率法在返售或回购期间内确认为利息收入和利息支出。

15. 长期股权投资

长期股权投资在取得时以初始投资成本进行初始计量。

本集团能够对被投资单位实施控制的长期股权投资，以及对被投资单位不具有控制、共同控制或重大影响，且在活跃市场中没有报价、公允价值不能可靠计量的长期股权投资，采用成本法核算。

采用成本法时，被投资单位宣告分派的现金股利或利润，确认为当期投资收益。确认的投资收益，仅限于被投资单位接受投资后产生的累积净利润的分配额，所获得的利润或现金股利超过上述数额的部分作为初始投资成本的收回。

本集团对被投资单位具有共同控制或重大影响的，长期股权投资采用权益法核算。

采用权益法时，长期股权投资的初始投资成本大于投资时应享有被投资单位可辨认净资产公允价值份额的，归入长期股权投资的初始投资成本；长期股权投资的初始投资成本小于投资时应享有被投资单位可辨认净资产公允价值份额的，其差额计入当期损益，同时调整长期股权投资的成本。

三、主要会计政策和会计估计(续)

15. 长期股权投资(续)

采用权益法时，取得长期股权投资后，按照应享有或应分担的被投资单位实现的净损益的份额，确认投资损益并调整长期股权投资的账面价值。按照被投资单位宣告分派的利润或现金股利计算应分得的部分，相应减少长期股权投资的账面价值。本集团确认被投资单位发生的净亏损，以长期股权投资的账面价值以及其他实质上构成对被投资单位净投资的长期权益减记至零为限，本集团负有承担额外损失义务的除外。对于被投资单位除净损益以外所有者权益的其他变动，调整长期股权投资的账面价值并计入所有者权益，待处置该项投资时按相应比例转入当期损益。

处置长期股权投资，其账面价值与实际取得价款的差额，计入当期损益。

16. 投资性房地产

投资性房地产是指为赚取租金或资本增值，或两者兼有而持有的房地产。本集团的投资性房地产主要为已出租的建筑物及相应的土地使用权。

投资性房地产仅在与其有关的经济利益很可能流入本集团，且其成本能够可靠地计量时予以确认。

投资性房地产按成本进行初始计量，并采用成本模式进行后续计量。投资性房地产的折旧采用年限平均法计提，具体的预计使用年限及预计净残值率见下文附注三、17固定资产之相关内容。

17. 固定资产

固定资产是指为出租或经营管理而持有，使用年限超过1个会计年度的有形资产。在建工程是指购建固定资产使其达到预定可使用状态前发生的必要支出，包括工程直接材料、直接工资、待安装设备、工程建筑安装费、工程管理费和工程试运转净损益及允许资本化的借款费用。在建工程在达到预定可使用状态时转入固定资产。

固定资产仅在与其有关的经济利益很可能流入本集团，且其成本能够可靠地计量时才予以确认。与固定资产有关的后续支出，如果满足上述确认条件，则计入固定资产成本；否则，在发生时计入当期损益。

2007年6月30日
人民币百万元

三、主要会计政策和会计估计(续)

17. 固定资产(续)

固定资产按照成本进行初始计量。购置固定资产的成本包括购买价款，相关税费，以及为使固定资产达到预定可使用状态前所发生的可直接归属于该资产的其他支出，如运输费、安装费等。

固定资产的折旧采用年限平均法计提，各类固定资产的预计使用年限及预计净残值率如下：

	预计使用年限	预计净残值率
房屋及建筑物	30-35年	5%
办公及通讯设备	5年	5%
运输设备	5-8年	5%

本集团至少于每年年度终了，对固定资产的使用寿命、预计净残值和折旧方法进行复核，必要时进行调整。

18. 无形资产

无形资产主要为土地使用权(属于投资性房地产的除外)、计算机软件系统及交易席位费等。无形资产按照成本进行初始计量，通过非同一控制下的企业合并取得的无形资产按购买日的公允价值进行初始计量。

本集团将无形资产分为使用寿命有限的无形资产及使用寿命不确定的无形资产。使用寿命不确定的无形资产是指无法预见其带来经济利益期限的无形资产。对于使用寿命有限的无形资产，本集团将其应摊销金额在其使用寿命内进行系统合理地摊销。使用寿命不确定的无形资产不进行摊销。本集团至少于每年年度终了，对无形资产的使用寿命及摊销方法进行复核，必要时进行调整。

19. 抵债资产

抵债资产是指本集团依法行使债权或担保物权而受偿于债务人、担保人或第三人的实物资产或财产权利。抵债资产按其公允价值进行初始计量。

三、主要会计政策和会计估计(续)

20. 保险保障基金

本集团根据《保险保障基金管理办法》(保监会令[2004]16号)按下列比例提取保险保障基金：

(1) 财产保险、意外伤害保险和短期健康保险，按自留保费的1%提取；

(2) 有保证利率的长期人寿保险和长期健康保险，按自留保费的0.15%提取；

(3) 无保证利率的长期人寿保险，按自留保费的0.05%提取。

当平安寿险、平安养老保险股份有限公司(以下简称"平安养老险")和平安健康保险股份有限公司(以下简称"平安健康险")等的保险保障基金余额达到其各自总资产的1%时，其不再提取保险保障基金。当平安产险的保险保障基金余额达到其总资产的6%时，其不再提取保险保障基金。

21. 原保险合同

本集团与投保人签订的合同，如本集团承担了保险风险，则属于原保险合同。发生保险合同约定的保险责任范围内的事故可能导致本集团承担赔付保险金责任的，则本集团承担了保险风险。如果本集团与投保人签订的合同使本集团既承担保险风险又承担其他风险的，则将整个合同认定为原保险合同，不对保险风险部分和其他风险部分进行分拆。

原保险合同提前解除的，本集团转销相关未到期责任准备金、寿险责任准备金、长期健康险责任准备金余额，并将其与退保费一起计入当期损益。

22. 未到期责任准备金

未到期责任准备金是指本集团作为保险人为尚未终止的非寿险业务保险责任提取的准备金。本集团按照三百六十五分之一毛保费法得出的保险精算结果提取未到期责任准备金；同时，根据保监发[1999] 90号文规定，寿险子公司提取的未到期责任准备金不应低于当期自留保费收入的50%。

2007年6月30日
人民币百万元

三、主要会计政策和会计估计 *(续)*

22. 未到期责任准备金 *(续)*

本集团在资产负债表日对未到期责任准备金进行测试，对已提取的未到期责任准备金和下列两者中较大者之间的重大差额部分，补提未到期责任准备金：

(一) 预期未来发生的赔款与费用扣除相关投资收入之后的余额；

(二) 在责任准备金评估日假设所有保单退保时的退保金额。

23. 未决赔款准备金

未决赔款准备金是指本集团作为保险人为非寿险保险事故已发生尚未结案的赔案提取的准备金，包括已发生已报案未决赔款准备金、已发生未报案未决赔款准备金及理赔费用准备金。

已发生已报案未决赔款准备金是指本集团为非寿险业务保险事故已发生并已向本集团提出索赔但尚未结案的赔案提取的准备金。本集团按最高不超过该保单对该保险事故所承诺的保险金额，采用逐案估计法、案均赔款法等合理的方法谨慎提取已发生已报案未决赔款准备金。

已发生未报案未决赔款准备金是指本集团为非寿险保险事故已发生、尚未向本集团提出索赔的赔案提取的准备金。本集团采用链梯法、案均赔款法、准备金进展法及Bornhuetter-Ferguson法中至少两种方法进行谨慎评估。

理赔费用准备金是指本集团为非寿险保险事故已发生尚未结案的赔案可能发生的律师费、诉讼费、损失检验费、相关理赔人员薪酬等费用提取的准备金。本公司采取逐案预估法及比率分摊法提取该项准备金。

24. 寿险责任准备金

寿险责任准备金是指本集团作为保险人为尚未终止的人寿保险责任提取的准备金。寿险责任准备金按保险精算结果提取。本集团根据中国保监会规定，计提不低于法定责任准备金的寿险责任准备金。法定责任准备金根据中国保监会下发的保监发[1999] 90号文件所载之《人寿保险精算规定》及《利差返还型人寿保险精算规定》，保监发[2003] 67号文件所载之《个人分红保险精算规定》，保监发[2007] 335号文件所载之《万能保险精算规定》及《投资连结保险精算规定》，《关于印发〈精算报告〉的通知》(保监寿险[2005]8号)及《关于修订精算规定中生命表使用有关事项的通知》(保监发[2005]118号)等有关文件及中国保监会的有关批复而估算。

三、主要会计政策和会计估计(续)

24. 寿险责任准备金(续)

本集团的寿险责任准备金的主要计算基准如下：

(1) 采用"未来法"逐单计算，或经中国保监会同意后，采用"过去法"逐单计算；

(2) 人寿险产品评估利息率不高于下面两项规定的最低值：

- 中国保监会公布的评估利息率7.5%；

- 该险种确定保险费所使用的预定利息率；

(3) 人寿险产品评估死亡率采用《中国人寿保险业经验生命表(2000-2003)》所提供的数据；

(4) 寿险责任准备金的计算方法(不包括万能保险和投资连结保险的寿险责任准备金)：

- 除终身年金外的人寿保险中，传统非分红产品采用一年期完全修正方法，分红产品则按《个人分红保险精算规定》的修正法计算；

- 终身年金保险采用修正均衡纯保费方法；

- 如果按修正法计算的续年评估均衡纯保费高于毛保费，则还需计提保费不足准备金；

- 寿险责任准备金不低于责任准备金评估日的保单现金价值；

(5) 万能保险的责任准备金包括账户准备金及非账户准备金，其计算方法如下：

- 账户准备金采用逐单计算，其金额等于准备金评估日的保单账户价值；

- 非账户准备金遵循普遍认可的精算原则，参照现金流折现方法计算，其折现使用的利率以预计回报率为基础，但不高于5%；

2007年6月30日
人民币百万元

三、主要会计政策和会计估计(续)

24. 寿险责任准备金(续)

- 本集团按规定对万能保险的保证利益提取非账户准备金;

- 本集团为万能账户设立平滑准备金,用于平滑不同结算期的结算利率;平滑准备金不得为负,并且只能来自于实际投资收益与结算利息之差的积累;本集团会尽量保持结算利率的平滑性;

(6) 投资连结寿险责任准备金包括单位准备金和非单位准备金,其计算方法如下:

- 单位准备金采用逐单计算,其金额等于准备金评估日的保单账户价值;

- 非单位准备金遵循普遍认可的精算原则,参照现金流折现方法计算,其折现使用的利率以预计回报率为基础,但不高于5%;

- 本集团按规定对投资连结保险的保证利益提取非单位准备金;

(7) 对分红保险和万能保险账户中以公允价值计量且其变动计入当期损益的金融资产的公允价值变动,采用合理的方法将应归属于保单持有人的部分确认为寿险责任准备金,将归属于本集团的部分计入当期损益。对分红保险和万能保险账户中可供出售金融资产的公允价值变动,采用合理的方法将应归属于保单持有人的部分确认为寿险责任准备金,将归属于本集团的部分确认为资本公积。

25. 长期健康险责任准备金

长期健康险责任准备金是指本集团作为保险人为尚未终止的长期健康保险责任提取的准备金。长期健康险责任准备金按保险精算结果提取。本集团根据中国保监会规定,计提不低于法定责任准备金的长期健康险责任准备金。法定责任准备金根据中国保监会下发的《健康保险精算规定》(保监发[1999] 90号)等有关文件及中国保监会的有关批复而估算。计算长期健康险责任准备金时使用的预定损失率和预定发病率根据再保险公司已有的经验表,并结合本公司的经验数据制定。其他参照《人寿保险精算规定》(保监发[1999] 90号)中有关死亡保险的规定执行。

三、主要会计政策和会计估计(续)

26. 负债充足性测试

本集团在资产负债表日对未决赔款准备金、寿险责任准备金、长期健康险责任准备金进行以总体业务为基础的充足性测试。本集团按照保险精算重新计算确定的相关准备金金额超过充足性测试日已提取的相关准备金余额的，按照其差额补提相关准备金，计入当期损益；反之，不调整相关准备金。

在对寿险责任准备金和长期健康险责任准备金进行负债充足性测试时，本集团基于最优估计的精算假设，采用适当的精算模型对保单的未来现金流作出预期。考虑的精算假设主要包括保费收入、保险利益支出、退保金支出、佣金及手续费支出、营业费用、保单红利及其他非保证利益支出等。对未来现金流贴现时使用的贴现率，反映当前与准备金相对应的资产及预期未来现金流的投资收益率情况。

27. 收入确认原则

收入只有在经济利益很可能流入从而导致本集团资产增加或者负债减少、且经济利益的流入额能够可靠计量时予以确认。

保险业务收入

保费收入及分保费收入于保险合同成立并承担相应保险责任，与保险合同相关的经济利益很可能流入，并与保险合同相关的净收入能够可靠计量时予以确认。非寿险原保险合同，根据原保险合同约定的保费总额确定保费收入金额。寿险原保险合同，分期收取保费的，根据当期应收取的保费确定保费收入金额；一次性收取保费的，根据一次性应收取的保费确定保费收入金额。分入业务根据相关再保险合同的约定，计算确定分保费收入金额。

利息收入

利息收入按实际利率法计算，并计入当期损益。

其他收入

手续费收入主要为证券代理买卖佣金收入和信托管理费收入，证券代理买卖佣金收入于代理买卖证券交易日予以入账，受托资产管理费收入是根据合同规定的计提方法、计提标准确认的应由委托人承担的受托人报酬，于服务提供时入账；证券承销收入是采用包销及代销方式代理发行证券的收入，于证券承销项目的合同条款完成时予以入账；经营租赁收入按有关租约年期以直线法记录。

2007年6月30日
人民币百万元

三、主要会计政策和会计估计(续)

28. 保单红利支出

保单红利支出是根据原保险合同的约定，按照分红保险产品的红利分配方法及有关精算结果而估算，支付给保单持有人的红利。

29. 一般风险准备

本集团合并财务报表中的一般风险准备包括从事保险业务的子公司提取的总准备金、从事银行业务的子公司提取的一般准备、从事证券业务的子公司提取的一般风险准备、从事信托业务的子公司提取的信托赔偿准备以及从事期货业务的子公司提取的风险准备金。上述一般风险准备于年末计提，作为利润分配处理。

30. 再保险

分出业务

本集团在常规业务过程中对其保险业务分出保险风险。已分出的再保险安排并不能使本集团免除其对保单持有人的责任。在确认原保险合同保费收入的当期，本集团按照相关再保险合同的约定，计算确定分出保费及应向再保险接受人摊回的分保费用，计入当期损益。在提取原保险合同未到期责任准备金、未决赔款准备金、寿险责任准备金、长期健康险责任准备金的当期，本集团按照相关再保险合同的约定，计算确定应向再保险接受人摊回的相应准备金，确认为相应的应收分保准备金资产。在确定支付赔付款项金额或实际发生理赔费用而冲减原保险合同相应准备金余额的当期，本集团冲减相应的应收分保准备金余额；同时，本集团按照相关再保险合同的约定，计算确定应向再保险接受人摊回的赔付成本，计入当期损益。在原保险合同提前解除的当期，本集团按照相关再保险合同的约定，计算确定分出保费、摊回分保费用的调整金额，计入当期损益；同时，转销相关应收分保准备金余额。

作为再保险分出人，本集团将再保险合同形成的资产与有关原保险合同形成的负债在资产负债表中分别列示，不相互抵销；将再保险合同形成的收入或费用与有关原保险合同形成的费用或收入在利润表中也分别列示，不相互抵销。

三、主要会计政策和会计估计（续）

30. 再保险（续）

分入业务

本集团在确认分保费收入的当期，根据相关再保险合同的约定，计算确定分保费用，计入当期损益。对纯益手续费而言，本集团根据相关再保险合同的约定，在能够计算确定应向再保险分出人支付的纯益手续费时，将该项纯益手续费作为分保费用，计入当期损益。

本集团在收到分保业务账单时，按照账单标明的金额对相关分保费收入、分保费用进行调整，调整金额计入当期损益。

31. 经营租赁

凡租出公司仍保留与资产所有权有关的风险和报酬的租赁为经营租赁。经营租赁租金收入及支出在租赁期内各个期间按直线法计入当期损益。

32. 财务担保合同

非以保险合同计量的财务担保合同，在初始确认时按公允价值计量，随后按照确定的预计负债的金额以及初始确认金额扣除累计摊销额后的余额两者之中的较高者进行后续计量。

33. 受托业务

本集团在受托业务中担任客户的托管人、受托人或代理人。本集团的资产负债表不包括本集团因受托业务而持有的资产以及有关向客户交回该等资产的承诺，因为这些资产的风险和收益由客户承担。

34. 所得税的会计处理方法

所得税包括当期所得税和递延所得税。除由于企业合并产生的调整商誉，或与直接计入所有者权益的交易或者事项相关的计入所有者权益外，均作为所得税费用或收益计入当期损益。

对于当期和以前期间形成的当期所得税负债或资产，本集团按照税法规定计算的预期应交纳或返还的所得税金额计量。

本集团对暂时性差异确认递延所得税负债或递延所得税资产。暂时性差异是指资产或负债的账面价值与其计税基础之间的差额；未作为资产和负债确认的项目，按照税法规定可以确定其计税基础的，该计税基础与其账面价值之间的差额也属于暂时性差异。

2007年6月30日
人民币百万元

三、主要会计政策和会计估计(续)

34. 所得税的会计处理方法(续)

本集团确认所有应纳税暂时性差异产生的递延所得税负债,除非应纳税暂时性差异是在以下交易中产生的:

- 商誉的初始确认,或者具有以下特征的交易中产生的资产或负债的初始确认:该交易不是企业合并,并且交易发生时既不影响会计利润也不影响应纳税所得额;及

- 对于与子公司、合营企业及联营企业投资相关的应纳税暂时性差异,该暂时性差异转回的时间能够控制并且该暂时性差异在可预见的未来很可能不会转回。

本集团以很可能取得用来抵扣可抵扣暂时性差异、可抵扣亏损及税款抵减的应纳税所得额为限,确认由可抵扣暂时性差异、可抵扣亏损及税款抵减产生的递延所得税资产,除非可抵扣暂时性差异是在以下交易中产生的:

- 该交易不是企业合并,并且交易发生时既不影响会计利润也不影响应纳税所得额;及

- 对于与子公司、合营企业及联营企业投资相关的可抵扣暂时性差异,未能满足:暂时性差异在可预见的未来很可能转回,且未来很可能获得用来抵扣可抵扣暂时性差异的应纳税所得额。

对于递延所得税资产及递延所得税负债,本集团根据税法规定,按照预期收回该资产或清偿该负债期间的适用税率计量,并反映资产负债表日预期收回资产或清偿负债方式的所得税影响。

本集团于资产负债表日对递延所得税资产的账面价值进行复核。如果未来期间很可能无法获得足够的应纳税所得额用以抵扣递延所得税资产的利益,本集团减记递延所得税资产的账面价值。当未来期间很可能获得足够的应纳税所得额时,减记的金额予以转回。

三、主要会计政策和会计估计（续）

35. 非金融资产减值

本集团对除存货、金融资产和递延所得税资产以外的资产减值，按以下方法确定。

本集团于资产负债表日判断资产是否存在可能发生减值的迹象。如果存在减值迹象，本集团估计其可收回金额，进行减值测试。对因企业合并所形成的商誉和使用寿命不确定的无形资产，无论是否存在减值迹象，每年都进行减值测试。

可收回金额根据资产的公允价值减去处置费用后的净额与资产预计未来现金流量的现值两者之间较高者确定。本集团以单项资产为基础估计其可收回金额；难以对单项资产的可收回金额进行估计的，以该资产所属的资产组为基础确定资产组的可收回金额。资产组的认定，以资产组产生的主要现金流入是否独立于其他资产或者资产组的现金流入为依据。

当资产或资产组的可收回金额低于其账面价值时，本集团将其账面价值减记至可收回金额，减记的金额计入当期损益，同时计提相应的资产减值准备。

就商誉的减值测试而言，对于因企业合并形成的商誉的账面价值，自购买日起按照合理的方法分摊至相关的资产组；难以分摊至相关的资产组的，将其分摊至相关的资产组组合。相关的资产组或资产组组合，是能够从企业合并的协同效应中受益的资产组或者资产组组合，且不大于本集团确定的报告分部。

减值测试时，如与商誉相关的资产组或者资产组组合存在减值迹象的，首先对不包含商誉的资产组或者资产组组合进行减值测试，计算可收回金额，确认相应的减值损失。然后对包含商誉的资产组或者资产组组合进行减值测试，比较其账面价值与可收回金额，如可收回金额低于账面价值的，确认商誉的减值损失。

资产减值损失一经确认，在以后会计期间不再转回。

2007年6月30日
人民币百万元

三、主要会计政策和会计估计（续）

36. 股份支付

本集团对高级管理人员及部分关键员工等采用以现金结算的股份支付（即虚拟期权）方式支付部分酬金，在该交易方式下，上述人员通过为本集团提供劳务服务来换取按现金结算的虚拟期权。

本集团的虚拟期权在上述人员完成等待期内的服务后以现金结算。本集团在等待期内的每个资产负债表日，以对将来结算情况的最佳估计为基础，按照本集团承担虚拟期权负债的公允价值金额，将当期取得的服务计入费用和相应的负债。本集团运用Black-Scholes模型估计虚拟期权负债的公允价值。

本集团在虚拟期权负债结算前的每个资产负债表日以及结算日，对虚拟期权负债的公允价值重新计量，其变动计入当期损益。

37. 员工福利

本集团的员工主要参加由政府机构设立及管理的社会保障体系，如养老和医疗保险、住房公积金及其他社会保障制度。本集团对上述社会保障的义务仅限于定期缴纳款项，这些款项于发生时计为费用。部分员工还得到本集团提供的团体寿险，但涉及金额并不重大。除此之外，本集团对员工没有其他重大福利承诺。

38. 关联方

一方控制、共同控制另一方或对另一方施加重大影响，以及两方或两方以上同受一方控制、共同控制或重大影响，构成关联方。

39. 首次执行企业会计准则

根据财政部的《关于印发〈企业会计准则第1号－存货〉等38项具体准则的通知》（财会[2006]3号），本公司自2007年1月1日起执行《企业会计准则》，不再执行原有企业会计准则和《金融企业会计制度》。本财务报表按照《企业会计准则第38号－首次执行企业会计准则》以及财政部会计准则委员会《企业会计准则实施问题专家工作组意见》等规定，对会计政策变更所涉及的交易和事项进行了追溯调整。

三、主要会计政策和会计估计(续)

39. 首次执行企业会计准则(续)

首次执行企业会计准则主要影响如下：

	(经审计) 2007年1月1日				
	资本公积	盈余公积	未分配利润	少数股东权益	合计
追溯调整前余额	**15,163**	**6,126**	**8,667**	**1,251**	**31,207**
调整：					
长期股权投资差额	**–**	**6**	**52**	**–**	**58**
金融资产	**13,352**	**369**	**3,047**	**169**	**16,937**
衍生金融工具	**–**	**(4)**	**2**	**–**	**(2)**
寿险责任准备金	**(3,825)**	**(186)**	**(1,659)**	**(57)**	**(5,727)**
未决赔款准备金	**–**	**(240)**	**(1,147)**	**(14)**	**(1,401)**
土地使用权	**–**	**(8)**	**(47)**	**(1)**	**(56)**
递延所得税	**(1,429)**	**57**	**252**	**(11)**	**(1,131)**
其他	**(15)**	**–**	**15**	**29**	**29**
追溯调整后余额	**23,246**	**6,120**	**9,182**	**1,366**	**39,914**

	(经审计) 2006年1月1日(重述)				
	资本公积	盈余公积	未分配利润	少数股东权益	合计
追溯调整前余额	15,163	5,526	5,350	525	26,564
调整：					
长期股权投资差额	–	–	(3)	–	(3)
金融资产	1,074	54	308	15	1,451
衍生金融工具	–	(8)	(46)	(1)	(55)
寿险责任准备金	(318)	–	–	(3)	(321)
未决赔款准备金	–	(231)	(1,307)	(16)	(1,554)
土地使用权	–	(6)	(37)	–	(43)
递延所得税	(113)	62	351	3	303
其他	(17)	2	13	–	(2)
追溯调整后余额	15,789	5,399	4,629	523	26,340

2007年6月30日
人民币百万元

三、主要会计政策和会计估计(续)

39. 首次执行企业会计准则(续)

首次执行企业会计准则对截至2006年6月30日止6个月期间扣除少数股东损益后净利润的影响如下：

	(未经审计) 截至2006年 6月30日 6个月期间 (重述)
追溯调整前金额	2,670
调整：	
长期股权投资差额	20
金融资产	1,730
未决赔款准备金	(337)
土地使用权	(7)
递延所得税	(119)
其他及少数股东损益	(12)
追溯调整后金额	3,945

40. 主要会计估计及判断

在执行本集团会计政策的过程中，管理层会作出影响资产及负债的呈报金额的重要估计及判断。基于过往经验及其他因素，包括对在有关情况下视为合理的未来事件的预期，本集团对该等估计及判断进行持续评估。

判断

在应用本集团会计政策时，除作出涉及估计之假设外，管理层亦作出以下对财务报表中确认的金额具有重大影响的判断。

(1) ***金融资产的分类***

管理层需要就金融资产的分类作出重大判断，不同的分类会影响会计核算方法及本集团的财务状况和经营成果。期后，如发现本集团错误判断了金融资产的分类，有可能影响到整体的金融资产需要进行重分类。

(2) ***保险合同的分类***

管理层需要就是否分类为保险合同作出重大判断，不同的分类会影响会计核算方法及本集团的财务状况和经营成果。

三、主要会计政策和会计估计*(续)*

40. 主要会计估计及判断*(续)*

估计及假设

于资产负债表日，有关未来的主要假设及其他估计不确定性的主要来源载列如下，该等估计及假设对下一会计年度内资产及负债账面值发生重要调整可能产生重大风险。

(1) 对保险合同准备金的估值

寿险责任准备金及长期健康险责任准备金

寿险责任准备金及长期健康险责任准备金评估以中国保监会规定为依据，使用的主要假设包括评估利率和评估死亡率等。

全部寿险合同还须进行负债充足性测试，该测试反映管理层对未来现金流的现时最佳估计。负债充足性测试使用的主要假设包括死亡率、发病率、投资回报率、费用率以及保单退保率等。本集团的死亡率及发病率表以反映以往经验的行业标准及全国死亡率及发病率表为基础，经适当调整以反映本集团的特有风险、产品特征、目标市场及自身过往的理赔严重程度与频率。本集团的投资回报率假设是基于公司当前和预期未来的投资组合、当前市场回报和预期未来经济及金融发展状况。未来费用假设乃根据现时费用水平作出，并根据预期通胀作出相应调整。保单退保率依赖于产品特征以及所处保单年度等因素，本集团根据以往的保单退保经验制定该假设。

对于本集团既承担保险风险又承担其他风险的投资连结保险业务，投资连结保险投资账户准备金乃参考支持该负债的资产的公允价值确定。

未决赔款准备金

对财产保险及短期人寿保险合同而言，须对于资产负债表日已报告的赔案预期最终成本及于资产负债表日已发生但尚未报告的赔案最终成本作出估计。未决赔款的最终成本乃通过使用链梯法、案均赔款法、准备金进展法及Bornhuetter-Ferguson法中至少两种方法进行评估。

2007年6月30日
人民币百万元

三、主要会计政策和会计估计(续)

40. 主要会计估计及判断(续)

估计及假设(续)

(1) *对保险合同准备金的估值(续)*

与这些方法相关的主要假设为本集团的历史索赔进展经验，该经验可用于预测未来索赔进展，从而得出最终赔款成本。因此，这些方法根据分析过往年度的索赔进展及预期损失率来推断已付或已报告的赔款金额的发展、每笔赔案的平均成本及赔案数目。历史索赔进展主要按事故年度作出分析，但亦可按地域或重大业务类别及赔款类型作出进一步分析。重大赔案通常单独进行考虑，按照理赔人员估计的金额计提或进行单独预测，以反映其未来发展。在多数情况下，不会就未来赔案进展比率或赔付比率作出明确的假设；相反，使用的假设隐含在历史赔款进展数据当中，并基于此预测未来赔款进展。为反映一些过往趋势不适用于未来的情形(例如一次性事件，公众对赔款的态度、经济条件、通胀水平、司法判定及立法或政策制定因素的变动，以及产品组合、赔款处理流程等内部因素的变动)，会使用额外定性判断，在考虑了所有涉及的不确定因素后，挑选出最有可能的结果来估计最终赔款成本。

(2) *运用估值技术确定金融工具的公允价值*

对于不存在活跃市场的金融工具，采用估值技术确定其公允价值。估值技术包括参考熟悉情况并自愿交易的各方最近进行的市场交易中使用的价格、参照实质上相同的其他金融工具的当前公允价值、现金流量折现法和期权定价模型等。

本集团采用估值技术确定金融工具的公允价值时，尽可能使用市场参与者在金融工具定价时考虑的所有市场参数，包括无风险利率、信用风险、外汇汇率、商品价格、股价或股价指数、金融工具价格未来波动率、提前偿还风险等。

使用不同的估值技术或参数假设可能导致公允价值估计存在较重大差异。

(3) *贷款减值*

本集团于资产负债表日审阅其贷款以评估是否存在减值，并将减值准备计入当期损益。在确定减值准备额时，管理层尤其需就未来现金流量数额及时间作出估计。该等估计乃以若干因素的假设为基准，与实际结果可能有所不同。

三、主要会计政策和会计估计 *(续)*

40. 主要会计估计及判断 *(续)*

估计及假设 *(续)*

(4) 递延所得税资产及负债

递延所得税资产及负债，根据税法规定，按照预期收回该资产或清偿该负债期间的适用税率计量。在很有可能有足够的应纳税所得额来抵扣亏损的限度内，本集团就所有未利用的可抵扣亏损确认递延所得税资产。这需要管理层运用大量的判断来估计未来应纳税所得额发生的时间和金额以及适用的税率，结合税务筹划策略，以决定应确认的递延所得税资产和负债的金额。

41. 主要会计估计变更

会计估计变更，采用未来适用法。

(1) 本集团在符合保监发[1999] 90号文件关于所提取责任准备金不得低于法定责任准备金，以及评估利息率不得高于定价利率或7.5%的精算规定的基础上，对定价利息率高于或等于7.5%的高利率险种采用更稳健的评估利息率。于截至2007年6月30日止6个月期间(以下简称"本期间")，本集团将高利率险种的评估利息率从6.5%-7.5%降至6%-6.5%。本项会计估计变更对本集团本期间税前利润的影响为减少税前利润约人民币6,260百万元。

(2) 于2007年3月16日闭幕的第十届全国人民代表大会第五次会议通过了《中华人民共和国企业所得税法》(以下简称"新企业所得税法")，并将于2008年1月1日起施行。根据新企业所得税法，内资企业所得税税率将自2008年1月1日起从33%降为25%。另外，对目前享受较低优惠税率(如15%)的企业而言，这些优惠税率将在新企业所得税法施行后5年内逐步过渡到新企业所得税法规定的税率。根据《企业会计准则第18号－所得税》，递延所得税资产和递延所得税负债应当根据税法规定，按照预期收回该资产或清偿该负债期间的适用税率计量。根据管理层现时对可以可靠计量数据的最佳估计，企业所得税率的改变对本集团本期间的经营成果和财务状况造成下列影响：

(经审计)	截至 2007年 6月30日 止6个月期间
减少本期间递延所得税费用	382
减少资本公积(可供出售金融资产公允价值变动)	1,567
增加递延所得税资产	237
增加递延所得税负债	1,422

2007年6月30日
人民币百万元

三、主要会计政策和会计估计(续)

41. 主要会计估计变更(续)

于本财务报表批准日，由于新企业所得税法的具体实施细则和管理办法尚未公布。这些具体要求可能将涉及应税收入的计算、可抵扣项目的确定、税收优惠及相关过渡条款。本集团将于这些具体要求公布时，进一步评估新企业所得税法对本集团未来期间经营成果和财务状况的影响。

四、税项

本集团根据对现时税法的理解，主要缴纳下列税项：

营业税金及附加

营业税乃就当年应税保费收入、其他营业收入及投资业务收入等，按5%的税率征收。营业税金附加包括城市维护建设税及教育费附加等，乃按营业税的一定比例征收。

所得税

根据《中华人民共和国企业所得税暂行条例》，本集团按收入总额减去准予扣除及免税项目为应纳税所得额。本集团各子公司和分支机构适用的所得税税率如下：

税种	公司／分支机构	税率
中国企业所得税	平安银行有限责任公司（以下简称"平安银行"）及经济特区内的公司及分支机构	15%
	经济特区外的公司及分支机构	33%
香港利得税	在香港特别行政区设立的公司	17.5%

五、控股子公司情况

于本期间，本公司的控股子公司发生以下主要变化：

(1) 于2007年1月1日，平安信托收购了深圳市中信城市广场投资有限公司(以下简称"深圳中信广场")99%的股份。深圳中信广场的实收资本为人民币2,000万元。

本集团在该收购中取得的可辨认资产及负债于收购日的公允价值如下：

	收购所确认的公允价值	账面值
货币资金	29	29
投资性房地产	1,955	1,543
其他资产	4	4
小计	1,988	1,576
长期贷款	1,319	1,319
递延所得税负债	62	—
其他负债	234	234
小计	1,615	1,553
净资产的公允价值	373	23
本集团应占所收购净资产的公允价值	373	
收购所产生的商誉	66	
收购成本	439	
减：应付账款余额	(28)	
支付现金	411	

收购子公司的现金流出额：

获取的子公司的现金	29
支付现金	(411)
现金流出净额	(382)

2007年6月30日
人民币百万元

五、控股子公司情况(续)

(2) 于2007年6月26日,深圳市商业银行股份有限公司完成了从平安信托和平安银行其他少数股东手中收购平安银行100%股权的交易。该收购完成后,深圳市商业银行股份有限公司于2007年6月27日更名为深圳平安银行股份有限公司(以下简称"深圳平安银行")。

于2007年6月30日,本公司拥有下列主要已合并子公司:

名称	成立日期/地址	所占权益份额		注册及实收资本(除特别说明外,均以人民币元表示)	主营业务
		直接	间接		
中国平安人寿保险股份有限公司	2002年12月17日,中国	99.00%	–	3,800,000,000	人身保险业务
中国平安财产保险股份有限公司	2002年12月24日,中国	99.06%	–	3,000,000,000	财产保险业务
深圳平安银行股份有限公司	1995年8月3日,中国	89.36%	–	5,502,000,000	银行业务
平安信托投资有限责任公司	1984年11月19日,中国	99.88%	–	4,200,000,000	信托投资业务
平安证券有限责任公司	1996年7月18日,中国	–	86.11%	1,800,000,000	证券投资与经纪业务
平安养老保险股份有限公司	2004年12月13日,中国	97.00%	2.98%	500,000,000	养老保险业务
平安资产管理有限责任公司	2005年5月27日,中国	90.00%	9.90%	200,000,000	投资、资产管理业务
平安健康保险股份有限公司	2005年6月13日,中国	95.00%	4.96%	500,000,000	健康保险业务
中国平安保险海外(控股)有限公司	1996年10月24日,香港	100.00%	–	港元555,000,000	投资控股
中国平安保险(香港)有限公司	1976年8月17日,香港	–	75.00%	港元110,000,000	财产保险业务
深圳市平安期货经纪有限公司	1996年4月10日,中国	–	93.13%	50,000,000	期货经纪业务

五、控股子公司情况(续)

名称	成立日期／地址	所占权益份额 直接	所占权益份额 间接	注册及实收资本(除特别说明外，均以人民币元表示)	主营业务
深圳市平安实业投资有限公司	1992年11月24日，中国	–	99.88%	20,000,000	投资兴办各类实业
深圳平安物业设施管理有限公司	1995年1月6日，中国	–	99.88%	20,000,000	物业管理
福州平安房地产有限公司	1994年3月28日，中国	–	74.25%	美元5,000,000	兴建于福州的楼宇(已竣工)
深圳市平安置业投资有限公司	2005年3月8日，中国	–	99.88%	300,000,000	房地产投资、兴办各类实业
深圳市信安投资咨询有限公司	2005年9月5日，中国	–	99.88%	3,000,000	投资咨询
中国平安资产管理(香港)有限公司	2006年5月16日，香港	–	100.00%	港元38,500,000	资产管理业务
玉溪平安置业有限公司	2006年7月31日，中国	–	79.90%	38,500,000	物业出租
泛华置业(荆州)有限公司	2005年3月1日，中国	–	50.94%	美元9,700,000	房地产投资
深圳市中信城市广场投资有限公司	2001年9月26日，中国	–	98.88%	20,000,000	房地产投资
安胜投资有限公司	2006年4月6日，英属维尔京群岛	–	100.00%	美元2	项目投资
时至投资有限公司	2006年8月11日，英属维尔京群岛	–	100.00%	美元1	项目投资
满信投资有限公司	2006年9月8日，英属维尔京群岛	–	100.00%	美元1	项目投资
翠达投资有限公司	2006年11月13日，英属维尔京群岛	–	100.00%	美元1	项目投资

2007年6月30日
人民币百万元

六、合并财务报表项目附注

1. 货币资金

	(经审计) **2007年 6月30日**	(经审计) 2006年 12月31日
现金	**405**	347
银行存款	**71,111**	31,623
存放中央银行款项	**9,700**	7,714
其中：存放中央银行法定准备金	**7,558**	5,787
存放中央银行超额存款准备金	**2,142**	1,927
存放同业款项	**2,311**	2,840
其他货币资金	**262**	61
合计	**83,789**	42,585

于2007年6月30日，本集团的银行存款包括代理买卖证券的客户存款人民币8,239百万元(2006年12月31日—经审计：人民币2,958百万元)。

本集团从事银行业务的子公司按规定向中国人民银行缴存人民币存款准备金、外币存款准备金。于2007年6月30日及2006年12月31日，人民币存款准备金的缴存比例分别为11.5%及9%，外币存款准备金的缴存比例分别为5%及4%。

2. 结算备付金

	(经审计) **2007年 6月30日**	(经审计) 2006年 12月31日
公司自有	**64**	107
经纪业务客户	**1,527**	768
合计	**1,591**	875

于2007年6月30日，本集团的结算备付金主要为平安证券在中国证券登记结算有限责任公司存放的款项，其中包括客户结算备付金人民币1,527百万元(2006年12月31日—经审计：人民币768百万元)。

六、合并财务报表项目附注(续)

3. 拆出资金

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
拆放银行	**1,100**	1,727
拆放非银行金融机构	**64**	376
合计	**1,164**	2,103
减:坏账准备	**(63)**	(376)
拆出资金净额	**1,101**	1,727

4. 交易性金融资产

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
债券		
国债	**1,881**	1,820
金融债	**27,477**	5,298
企业债	**8,980**	10,643
权益工具		
基金	**24,270**	17,219
股票	**10,828**	9,023
合计	**73,436**	44,003

于2007年6月30日,金额为人民币39百万元(2006年12月31日-经审计:人民币94百万元)的股票投资被作为本集团下属的一间子公司创设认购权证的担保物。除此之外,管理层认为交易性金融资产的变现不存在重大限制。

5. 衍生金融工具

	(经审计) 2007年6月30日			(经审计) 2006年12月31日		
		公允价值			公允价值	
	名义金额	资产	负债	名义金额	资产	负债
利率衍生工具	**1,033**	**–**	**35**	2,506	11	61
货币衍生工具	**76**	**–**	**1**	5	–	–
权益衍生工具	**1,236**	**10**	**283**	324	10	88
信用衍生工具	**914**	**6**	**21**	–	–	–
其他衍生工具	**–**	**–**	**16**	–	–	29
合计	**3,259**	**16**	**356**	2,835	21	178

2007年6月30日
人民币百万元

六、合并财务报表项目附注(续)

6. 买入返售金融资产

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
证券	**9,465**	6,162
票据	**2,784**	889
贷款	**605**	200
合计	**12,854**	7,251
减：减值准备	**–**	–
净额	**12,854**	7,251

买入返售金融资产担保物的公允价值与其账面净额大致相等。

7. 应收利息

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
应收银行存款利息	**1,064**	482
应收贷款利息	**150**	88
应收债券利息	**3,477**	2,640
其他	**25**	39
合计	**4,716**	3,249
减：减值准备	**–**	–
净额	**4,716**	3,249

六、合并财务报表项目附注(续)

8. 应收保费

账龄	(经审计) 2007年6月30日 账面余额	坏账准备	净额
3个月以内(含3个月)	**5,133**	**–**	**5,133**
3个月至1年(含1年)	**272**	**(98)**	**174**
1年以上	**99**	**(99)**	**–**
合计	**5,504**	**(197)**	**5,307**

账龄	(经审计) 2006年12月31日 账面余额	坏账准备	净额
3个月以内(含3个月)	2,972	–	2,972
3个月至1年(含1年)	170	(69)	101
1年以上	86	(86)	–
合计	3,228	(155)	3,073

本账户余额中并无持本公司5%或以上表决权股份的股东的款项。

9. 保单质押贷款

本集团的保单质押贷款的利率为5.22%至6.50%(2006年12月31日–经审计:5.22%至6.50%)。

2007年6月30日
人民币百万元

六、合并财务报表项目附注(续)

10. 发放贷款及垫款

(1) 发放贷款及垫款按个人及企业分布情况

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
个人贷款及垫款		
信用卡	**353**	–
住房抵押	**13,795**	12,666
其他	**1,713**	1,634
企业贷款及垫款		
贷款	**25,440**	24,331
贴现	**17,631**	12,634
其他	**–**	318
贷款及垫款总额	**58,932**	51,583
发放贷款损失准备		
其中：单项计提数	**(417)**	(2,263)
组合计提数	**(88)**	(168)
发放贷款及垫款净额	**58,427**	49,152

贷款及垫款中，已抵押于卖出回购协议的部分约为人民币911百万元(2006年12月31日—经审计：人民币2,231百万元)。

(2) 发放贷款及垫款按行业分布情况

行业分布	(经审计) 2007年 6月30日	比例	(经审计) 2006年 12月31日	比例
农牧业、渔业	**55**	**0.09%**	187	0.36%
采掘业	**18**	**0.03%**	683	1.33%
制造业	**9,823**	**16.67%**	9,199	17.83%
能源业	**5,664**	**9.61%**	1,395	2.70%
交通运输、邮电	**4,793**	**8.13%**	1,386	2.69%
商业	**6,553**	**11.12%**	7,375	14.30%
房地产业	**11,081**	**18.80%**	7,812	15.14%
建筑业	**2,153**	**3.65%**	3,768	7.31%
个人贷款	**15,861**	**26.92%**	14,300	27.72%
其他	**2,931**	**4.98%**	5,478	10.62%
发放贷款及垫款总额	**58,932**	**100%**	51,583	100%

六、合并财务报表项目附注(续)

10. 发放贷款及垫款(续)

(3) 发放贷款及垫款按地区分布情况

地区分布	(经审计) 2007年 6月30日	比例	(经审计) 2006年 12月31日	比例
华南地区	**55,558**	**94.27%**	49,646	96.24%
华东地区	**3,170**	**5.38%**	1,469	2.85%
其他地区	**204**	**0.35%**	468	0.91%
发放贷款及垫款总额	**58,932**	**100%**	51,583	100%

(4) 发放贷款及垫款按担保方式分布情况

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
信用贷款	**7,765**	6,524
保证贷款	**8,887**	8,667
附担保物贷款	**42,280**	36,392
其中:抵押贷款	**21,833**	20,538
质押贷款	**20,447**	15,854
发放贷款及垫款总额	**58,932**	51,583

(5) 逾期贷款按逾期天数列示如下:

	2007年6月30日(经审计)				
	3个月以内	3个月至1年	1至3年	3年以上	合计
信用贷款	**7**	**1**	**8**	**99**	**115**
保证贷款	**76**	**7**	**116**	**10**	**209**
附担保物贷款	**1,004**	**256**	**117**	**22**	**1,399**
其中:抵押贷款	**949**	**219**	**86**	**22**	**1,276**
质押贷款	**55**	**37**	**31**	**–**	**123**
合计	**1,087**	**264**	**241**	**131**	**1,723**

2007年6月30日
人民币百万元

六、合并财务报表项目附注(续)

10. 发放贷款及垫款(续)

(5) 逾期贷款按逾期天数列示如下:(续)

	2006年12月31日(经审计)				
	3个月以内	3个月至1年	1至3年	3年以上	合计
信用贷款	14	27	2	104	147
保证贷款	104	175	425	539	1,243
附担保物贷款	777	679	356	479	2,291
其中:抵押贷款	728	314	135	474	1,651
质押贷款	49	365	221	5	640
合计	895	881	783	1,122	3,681

(6) 贷款损失准备

	(经审计) 截至2007年 6月30日止6个月期间		(未经审计) 截至2006年 6月30日止6个月期间	
	单项	**组合**	单项	组合
年初余额	**2,263**	**168**	94	–
本期提取	**5**	**–**	–	1
本期转出	**(1,758)**	**(42)**	–	–
本期核销	**–**	**–**	(7)	–
本期转回				
贷款及垫款因折现值上升导致的转回	**(73)**	**–**	–	–
减值贷款利息收入	**(20)**	**–**	–	–
其他因素导致的转回	**–**	**(38)**	–	–
期末余额	**417**	**88**	87	1

于本期间,本集团处置不良贷款收益为人民币267百万元(截至2006年12月31日止年度-经审计:无)。

六、合并财务报表项目附注(续)

11. 定期存款

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
3个月以内(含3个月)	**6,776**	6,599
3个月至1年(含1年)	**8,704**	22,326
1年至2年(含2年)	**5,221**	10,684
2年至3年(含3年)	**30**	1,330
3年至4年(含4年)	**1,200**	1,200
4年至5年(含5年)	**18,730**	10,600
5年以上	**9,842**	12,677
合计	**50,503**	65,416

12. 可供出售金融资产

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
债券		
国债	**12,020**	14,374
金融债	**43,259**	27,095
企业债	**29,028**	22,299
权益工具		
基金	**8,725**	8,286
股票	**39,411**	23,146
合计	**132,443**	95,200

本集团分类为可供出售金融资产的债券到期期限分析如下:

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
3个月以内(含3个月)	**10,398**	149
3个月至1年(含1年)	**10,929**	595
1年至2年(含2年)	**1,787**	2,659
2年至3年(含3年)	**3,491**	3,159
3年至4年(含4年)	**1,121**	2,297
4年至5年(含5年)	**4,988**	3,863
5年以上	**51,593**	51,046
合计	**84,307**	63,768

2007年6月30日
人民币百万元

六、合并财务报表项目附注（续）

13. 持有至到期投资

	账面余额		公允价值	
	（经审计）2007年6月30日	（经审计）2006年12月31日	**（经审计）2007年6月30日**	（经审计）2006年12月31日
债券				
国债	**78,994**	78,913	**79,402**	83,511
金融债	**37,968**	37,142	**36,962**	39,364
企业债	**13,231**	13,195	**13,059**	13,585
合计	**130,193**	129,250	**129,423**	136,460

本集团分类为持有至到期投资的债券到期期限分析如下：

	（经审计）2007年6月30日	（经审计）2006年12月31日
3个月以内（含3个月）	**1,259**	68
3个月至1年（含1年）	**1,787**	1,777
1年至2年（含2年）	**4,089**	4,951
2年至3年（含3年）	**5,282**	3,101
3年至4年（含4年）	**7,060**	2,843
4年至5年（含5年）	**17,695**	20,740
5年以上	**93,021**	95,770
合计	**130,193**	129,250

六、合并财务报表项目附注(续)

14. 长期股权投资

被投资单位	(经审计) **2007年** **6月30日**	(经审计) 2006年 12月31日
权益法：威立雅水务(昆明)投资有限公司	**176**	176
成本法：兴业银行股份有限公司	**–**	113
交通银行股份有限公司	**–**	92
其他	**35**	34
合计	**211**	415

本集团于2007年6月30日对联营公司的投资如下：

名称	注册资本	本集团 持股比例	期末投资额	主营业务
威立雅水务(昆明)投资有限公司	美元95,000,000	24%	176	投资水务公司

15. 商誉

被投资单位	(经审计) **2007年** **6月30日**	(经审计) 2006年 12月31日
平安证券	**313**	313
平安银行	**13**	13
深圳平安银行	**83**	83
深圳中信广场	**66**	–
合计	**475**	409
减：减值准备	**–**	–
净额	**475**	409

本集团于2007年1月完成对深圳中信广场的收购，形成商誉人民币66百万元，其计算过程参见附注五。

2007年6月30日
人民币百万元

六、合并财务报表项目附注(续)

16. 投资性房地产

	(经审计) 截至2007年6月30日止6个月期间		
	房屋建筑物	土地使用权	合计
原值			
年初余额	1,918	154	2,072
新增子公司转入数	2,046	–	2,046
本期外购数	301	6	307
转出至固定资产	(24)	–	(24)
本期减少数	(66)	–	(66)
期末余额	4,175	160	4,335
累计折旧和累计摊销			
年初余额	339	22	361
本期计提数	76	5	81
新增子公司转入数	91	–	91
转出至固定资产	(3)	–	(3)
本期减少数	(7)	–	(7)
期末余额	496	27	523
减值准备			
年初余额	51	–	51
本期计提数	19	–	19
本期减少数	(47)	–	(47)
期末余额	23	–	23
净额			
期末余额	3,656	133	3,789
年初余额	1,528	132	1,660

六、合并财务报表项目附注(续)

16. 投资性房地产(续)

	(经审计) 截至2006年12月31日止年度 房屋建筑物	土地使用权	合计
原值			
年初余额	1,762	154	1,916
新增子公司转入数	124	–	124
本年外购数	398	–	398
固定资产转入数	41	–	41
本年减少数	(407)	–	(407)
年末余额	1,918	154	2,072
累计折旧和累计摊销			
年初余额	316	19	335
本年计提数	86	3	89
新增子公司转入数	17	–	17
固定资产转入数	(1)	–	(1)
本年减少数	(79)	–	(79)
年末余额	339	22	361
减值准备			
年初余额	203	–	203
本年减少数	(152)	–	(152)
年末余额	51	–	51
净额			
年末余额	1,528	132	1,660
年初余额	1,243	135	1,378

于2007年6月30日，净额约为人民币25百万元(2006年12月31日－经审计：人民币93百万元)的投资性房地产的产权证正在办理中。

2007年6月30日
人民币百万元

六、合并财务报表项目附注(续)

17. 固定资产

	(经审计) 截至2007年6月30日止6个月期间				
	房屋建筑物	办公及 通讯设备	运输设备	在建工程	合计
原值					
年初余额	3,777	2,131	421	644	6,973
新增子公司转入数	–	1	2	–	3
本期外购数	20	159	27	2,396	2,602
投资性房地产转入数	24	–	–	–	24
本期减少数	(137)	(50)	(7)	(9)	(203)
期末余额	3,684	2,241	443	3,031	9,399
累计折旧					
年初余额	752	1,263	254	–	2,269
本期计提数	85	131	22	–	238
新增子公司转入数	–	1	2	–	3
投资性房地产转入数	3	–	–	–	3
本期减少数	(106)	(6)	(3)	–	(115)
期末余额	734	1,389	275	–	2,398
减值准备					
年初余额	141	–	–	11	152
本期计提数	41	–	–	–	41
本期减少数	(31)	–	–	–	(31)
期末余额	151	–	–	11	162
净额					
期末余额	2,799	852	168	3,020	6,839
年初余额	2,884	868	167	633	4,552

六、合并财务报表项目附注(续)

17. 固定资产(续)

(经审计)
截至2006年12月31日止年度

	房屋建筑物	办公及通讯设备	运输设备	在建工程	合计
原值					
年初余额	2,719	1,573	400	646	5,338
新增子公司转入数	435	308	8	10	761
本期外购数	161	362	87	764	1,374
在建工程转入数	776	–	–	(776)	–
转出至投资性房地产	(41)	–	–	–	(41)
本年减少数	(273)	(112)	(74)	–	(459)
年末余额	3,777	2,131	421	644	6,973
累计折旧					
年初余额	603	929	250	–	1,782
本年计提数	213	199	51	–	463
新增子公司转入数	77	213	7	–	297
转出至投资性房地产	1	–	–	–	1
本年减少数	(142)	(78)	(54)	–	(274)
年末余额	752	1,263	254	–	2,269
减值准备					
年初余额	120	–	–	26	146
本年计提数	30	–	–	–	30
本年减少数	(9)	–	–	(15)	(24)
年末余额	141	–	–	11	152
净额					
年末余额	2,884	868	167	633	4,552
年初余额	1,996	644	150	620	3,410

于2007年6月30日，净额约为人民币210百万元(2006年12月31日—经审计：人民币156百万元)的房屋建筑物的产权证正在办理中。

2007年6月30日
人民币百万元

六、合并财务报表项目附注(续)

18. 无形资产

	(经审计) 截至2007年6月30日止6个月期间			
	土地使用权	计算机软件系统及其他	交易席位费	合计
成本				
年初余额	871	324	58	1,253
本期增加数	1	59	6	66
本期减少数	–	(11)	–	(11)
期末余额	872	372	64	1,308
累计摊销				
年初余额	85	187	38	310
本期提取数	16	58	3	77
本期减少数	–	(4)	–	(4)
期末余额	101	241	41	383
减值准备				
期末余额	3	–	–	3
年初余额	3	–	–	3
净额				
期末余额	768	131	23	922
年初余额	783	137	20	940

六、合并财务报表项目附注(续)

18. 无形资产(续)

	(经审计) 截至2006年12月31日止年度			
	土地使用权	计算机软件系统及其他	交易席位费	合计
成本				
年初余额	869	251	59	1,179
本年增加数	2	87	1	90
本年减少数	–	(14)	(2)	(16)
年末余额	871	324	58	1,253
累计摊销				
年初余额	67	147	34	248
本年提取数	18	54	6	78
本年减少数	–	(14)	(2)	(16)
年末余额	85	187	38	310
减值准备				
年末余额	3	–	–	3
年初余额	3	–	–	3
净额				
年末余额	783	137	20	940
年初余额	799	104	25	928

于2007年6月30日，净额约为人民币490百万元(2006年12月31日－经审计：人民币498百万元)的土地使用权的产权证正在办理中。

2007年6月30日
人民币百万元

六、合并财务报表项目附注(续)

19. 递延所得税资产/负债

本集团递延所得税资产/负债的明细如下：

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
递延所得税资产	**592**	888
递延所得税负债	**(3,555)**	(1,441)
净额	**(2,963)**	(553)

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
坏账准备	**75**	107
贷款损失准备	**126**	280
虚拟期权费用	**413**	105
金融资产公允价值的变动	**(6,026)**	(2,537)
保险责任准备金	**2,300**	1,381
抵债资产减值准备	**69**	52
未决诉讼预计负债	**16**	27
其他	**64**	32
合计	**(2,963)**	(553)

20. 其他资产

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
投资项目预付款	**753**	1,689
应收外单位往来款	**645**	406
应收利率掉期交易保证金	**113**	238
应收股利	**21**	107
抵债物资	**985**	1,179
长期待摊费用	**315**	313
其他	**1,662**	917
合计	**4,494**	4,849
减：减值准备	**(339)**	(529)
净额	**4,155**	4,320

本账户余额中并无持本公司5%或以上表决权股份的股东的款项。

本集团截止2007年6月30日6个月期间及2006年度均未发生损余物资。

六、合并财务报表项目附注(续)

20. 其他资产(续)

本集团抵债资产的明细如下：

	(经审计) **2007年 6月30日**	(经审计) 2006年 12月31日
房屋及建筑物	**880**	1,085
其他	**105**	94
合计	**985**	1,179
减：减值准备	**(274)**	(353)
净额	**711**	826

于本期间，本集团处置抵债资产的收益为人民币17百万元(截至2006年12月31日止年度－经审计：无)。

21. 资产减值准备

本集团资产减值准备的变动如下：

	(经审计) 截至2007年6月30日止6个月期间					
			本期减少额			
项目	**期初余额**	**本期 增加额**	**转回**	**转销**	**合计**	**期末余额**
坏账准备	**586**	**51**	**(10)**	**(278)**	**(288)**	**349**
长期股权投资减值准备	**154**	**–**	**(18)**	**(12)**	**(30)**	**124**
贷款损失准备	**2,431**	**5**	**(131)**	**(1,800)**	**(1,931)**	**505**
投资性房地产减值准备	**51**	**19**	**(11)**	**(36)**	**(47)**	**23**
固定资产减值准备	**152**	**41**	**(4)**	**(27)**	**(31)**	**162**
无形资产减值准备	**3**	**–**	**–**	**–**	**–**	**3**
其他资产减值准备	**529**	**75**	**–**	**(265)**	**(265)**	**339**
总计	**3,906**	**191**	**(174)**	**(2,418)**	**(2,592)**	**1,505**

2007年6月30日
人民币百万元

六、合并财务报表项目附注(续)

21. 资产减值准备(续)

项目	(经审计) 截至2006年12月31日止年度 年初余额	本年增加额	本年减少额 转回	转销	合计	年末余额
坏账准备	168	428	–	(10)	(10)	586
长期股权投资减值准备	80	86	–	(12)	(12)	154
贷款损失准备	94	2,531	–	(194)	(194)	2,431
投资性房地产减值准备	203	–	(111)	(41)	(152)	51
固定资产减值准备	146	30	(9)	(15)	(24)	152
无形资产减值准备	3	–	–	–	–	3
其他资产减值准备	88	496	(1)	(54)	(55)	529
总计	782	3,571	(121)	(326)	(447)	3,906

22. 短期借款

本集团的短期借款均为保证借款。

23. 同业及其他金融机构存放款项

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
银行存放款项	**2,130**	1,984
非银行金融机构存放款项	**3,188**	1,481
合计	**5,318**	3,465

本集团同业存放款项皆来自于中国境内。

六、合并财务报表项目附注(续)

24. 存入保证金

	(经审计) **2007年** **6月30日**	(经审计) 2006年 12月31日
承兑汇票开证保证金	**3,905**	3,712
担保保证金	**648**	891
开立保函保证金	**568**	474
信用证保证金	**182**	259
期货保证金	**54**	40
其他	**508**	109
合计	**5,865**	5,485

25. 拆入资金

	(经审计) **2007年** **6月30日**	(经审计) 2006年 12月31日
银行	**1,871**	992

26. 卖出回购金融资产款

	(经审计) **2007年** **6月30日**	(经审计) 2006年 12月31日
证券	**21,997**	12,478
贷款	**886**	2,095
合计	**22,883**	14,573

于2007年6月30日,本集团面值约人民币911百万元(2006年12月31日－经审计:约人民币2,231百万元)的贷款及约人民币21,997百万元(2006年12月31日－经审计:约人民币12,478百万元)的债券投资作为本集团卖出回购资产交易余额的抵押品。截至本财务报表批准日,本集团上述卖出回购资产已赎回约人民币20,739百万元。

2007年6月30日
人民币百万元

六、合并财务报表项目附注(续)

27. 吸收存款

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
活期存款		
公司客户	**26,652**	37,601
个人客户	**5,450**	5,672
定期存款(含通知存款)		
公司客户	**25,279**	17,454
个人客户	**4,457**	5,749
汇出汇款及应解汇款	**381**	249
合计	**62,219**	66,725

28. 代理买卖证券款

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
个人客户	**9,031**	3,423
公司客户	**815**	327
合计	**9,846**	3,750

29. 应付职工薪酬

本集团应付职工薪酬的明细如下：

	(经审计) 截至2007年6月30日止6个月期间			
	期初余额	**本期增加额**	**本期减少额**	**期末余额**
工资、奖金、津贴、补贴	**608**	**3,052**	**(2,583)**	**1,077**
职工福利费	**295**	**–**	**(181)**	**114**
社会保险费	**3**	**280**	**(233)**	**50**
住房公积金	**1**	**25**	**(23)**	**3**
工会经费及职工教育经费	**117**	**147**	**(32)**	**232**
应付内退员工薪酬	**–**	**20**	**(1)**	**19**
以现金结算的股份支付	**1,109**	**777**	**–**	**1,886**
合计	**2,133**	**4,301**	**(3,053)**	**3,381**

六、合并财务报表项目附注(续)

30. 应交税费

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
企业所得税	**673**	691
营业税	**636**	319
城市维护建设税	**20**	14
其他	**180**	142
合计	**1,509**	1,166

31. 保户储金及投资款

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
1年以内(含1年)	**132**	58
3年至5年(含5年)	**35**	37
5年以上	**4,778**	3,954
合计	**4,945**	4,049

32. 保险合同准备金

	(经审计) 截至2007年6月30日止6个月期间					
			本期减少额			
	期初余额	本期增加额	赔付款项	提前解除	其他	期末余额
未到期责任准备金						
原保险合同	**12,927**	**14,168**	**–**	**–**	**(11,465)**	**15,630**
再保险合同	**10**	**46**	**–**	**–**	**(33)**	**23**
未决赔款准备金						
原保险合同	**6,465**	**7,156**	**(6,016)**	**–**	**(200)**	**7,405**
再保险合同	**15**	**18**	**(2)**	**–**	**–**	**31**
寿险责任准备金						
原保险合同	**248,574**	**52,619**	**(5,427)**	**(5,934)**	**(481)**	**289,351**
长期健康险责任准备金						
原保险合同	**30,694**	**5,747**	**(516)**	**(309)**	**(1,217)**	**34,399**
合计	**298,685**	**79,754**	**(11,961)**	**(6,243)**	**(13,396)**	**346,839**

2007年6月30日
人民币百万元

六、合并财务报表项目附注(续)

32. 保险合同准备金(续)

本集团保险合同准备金的未到期期限情况如下：

	(经审计) 2007年6月30日		(经审计) 2006年12月31日	
	1年以下(含1年)	1年以上	1年以下(含1年)	1年以上
未到期责任准备金				
原保险合同	**11,642**	**3,988**	9,660	3,267
再保险合同	**5**	**18**	7	3
未决赔款准备金				
原保险合同	**5,934**	**1,471**	5,158	1,307
再保险合同	**24**	**7**	12	3
寿险责任准备金				
原保险合同	**15,204**	**274,147**	11,495	237,079
长期健康险责任准备金				
原保险合同	**693**	**33,706**	613	30,081
合计	**33,502**	**313,337**	26,945	271,740

本集团原保险合同未决赔款准备金的明细如下：

	(经审计) 2007年6月30日	(经审计) 2006年12月31日
已发生已报案未决赔款准备金	**3,908**	3,222
已发生未报案未决赔款准备金	**2,955**	2,785
理赔费用准备金	**542**	458
合计	**7,405**	6,465

33. 长期借款

本集团长期借款均为人民币保证借款。

六、合并财务报表项目附注(续)

34. 其他负债

	(经审计) **2007年** **6月30日**	(经审计) 2006年 12月31日
保险保障基金	**106**	82
应付股利	**147**	81
应付外单位往来款	**515**	255
单证风险金	**190**	179
应付代扣款	**102**	117
预收租金	**67**	60
应付员工款	**76**	57
其他	**1,970**	1,140
合计	**3,173**	1,971

35. 股本

本公司注册及实收股本人民币7,345百万元，每股面值1元，股份种类及其结构如下：

	(经审计) 期初数		本期	(经审计) 期末数	
(百万股)	**股数**	**比例**	**发行新股**	**股数**	**比例**
有限售条件股份：					
国家股	589	9.51%	–	589	8.02%
国有法人持股	367	5.93%	–	367	5.00%
境内非国有法人持股	2,680	43.26%	345	3,025	41.19%
小计	3,636	58.70%	345	3,981	54.21%
无限售条件股份：					
人民币普通股	–	–	805	805	10.96%
境外上市的外资股	2,559	41.30%	–	2,559	34.83%
小计	2,559	41.30%	805	3,364	45.79%
合计	6,195	100.00%	1,150	7,345	100.00%

上述股本业经中国注册会计师专项验证。

2007年6月30日
人民币百万元

六、合并财务报表项目附注*(续)*

36. 资本公积

		(经审计) **2007年 6月30日**	(经审计) 2006年 12月31日
股本溢价	*(1)*	**51,907**	14,835
可供出售金融资产公允价值变动		**11,615**	8,100
其他资本公积	*(2)*	**311**	311
合计		**63,833**	23,246

(1) 股本溢价为首次公开发行A股及H股所产生。

(2) 本公司在出资投入平安寿险与平安产险前，对本公司原寿险业务和产险业务进行资产评估。根据中华财务会计咨询有限公司出具的资产评估报告书中华评报字(2002)039号和(2002)038号，评估的净增值为人民币311百万元。

37. 一般风险准备

根据中国有关财务规定，从事保险、银行、信托、证券及期货行业的公司需要提取一般风险准备，用于补偿巨灾风险或弥补亏损。本集团从事上述行业的子公司在其各自年度财务报表中，根据中国有关财务规定以其各自当年度净利润或年末风险资产为基础提取一般风险准备，作为利润分配。上述一般风险准备不得用于分红或转增资本。

六、合并财务报表项目附注(续)

38. 利润分配

依照本公司章程，本公司一般按下列顺序进行利润分配：

(1) 弥补上一年度亏损；

(2) 提取净利润弥补累计亏损后金额的10%的法定盈余公积；

(3) 按股东大会决议提取任意盈余公积，其金额按公司章程或股东大会的决议提取和使用；

(4) 支付股东股利。

当法定盈余公积已达本公司注册资本的50%以上时，可不再提取。经股东大会决议，法定盈余公积亦可转为股本，按股东原有股份比例派送新股。但法定盈余公积转增股本后，留存本公司的法定盈余公积不得低于注册资本的25%。

2007年6月30日
人民币百万元

六、合并财务报表项目附注(续)

39. 保险业务收入

(1) 本集团保险业务收入按保险合同划分的明细如下：

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
原保险合同	**53,838**	45,993
再保险合同	**47**	7
合计	**53,885**	46,000

(2) 本集团保险业务收入按险种划分的明细如下：

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
寿险		
个人寿险		
趸缴业务保费收入	**948**	1,571
期缴业务首年保费收入	**8,361**	5,269
期缴业务续期保费收入	**24,924**	22,743
小计	**34,233**	29,583
银行保险		
趸缴业务保费收入	**3,713**	3,451
期缴业务首年保费收入	**45**	12
期缴业务续期保费收入	**126**	128
小计	**3,884**	3,591
团体寿险		
趸缴业务保费收入	**3,919**	3,713
期缴业务续期保费收入	**212**	242
小计	**4,131**	3,955
寿险合计	**42,248**	37,129

六、合并财务报表项目附注(续)

39. 保险业务收入(续)

(2) 本集团保险业务收入按险种划分的明细如下:(续)

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
产险		
机动车辆及第三者责任险	**7,799**	5,797
健康及意外险	**582**	441
其他	**3,256**	2,633
产险合计	**11,637**	8,871
总计	**53,885**	46,000

40. 提取未到期责任准备金

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
原保险合同	**2,092**	2,046
再保险合同	**13**	8
合计	**2,105**	2,054

2007年6月30日
人民币百万元

六、合并财务报表项目附注(续)

41. 银行业务利息净收入

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
银行业务利息收入		
存放同业	**65**	9
存放中央银行	**73**	–
拆出资金	**29**	6
发放贷款及垫款		
其中：个人贷款及垫款	**456**	–
公司贷款及垫款	**714**	7
票据贴现	**159**	–
买入返售金融资产	**114**	–
其他	**106**	–
其中：已减值金融资产利息收入	**20**	–
合计	**1,716**	22
银行业务利息支出		
同业存放	**99**	–
拆入资金	**7**	–
吸收存款	**532**	1
卖出回购金融资产	**51**	–
合计	**689**	1
银行业务利息净收入	**1,027**	21

六、合并财务报表项目附注(续)

42. 手续费及佣金净收入

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
手续费及佣金收入		
证券承销业务手续费收入	**224**	43
证券经纪业务手续费收入	**790**	150
信托产品管理费	**246**	22
结算与清算手续费收入	**6**	—
托管及其他受托业务佣金收入	**19**	—
其他	**72**	3
合计	**1,357**	218
手续费及佣金支出		
证券经纪业务手续费支出	**71**	12
其他手续费支出	**142**	18
合计	**213**	30
手续费及佣金净收入	**1,144**	188

2007年6月30日
人民币百万元

六、合并财务报表项目附注(续)

43. 投资收益

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
利息收入	**5,918**	4,879
债券利息收入	**4,498**	3,209
持有至到期投资	**2,669**	2,457
可供出售金融资产	**1,272**	681
以公允价值计量且其变动计入当期损益	**557**	71
定期存款利息收入	**1,288**	1,632
贷款及应收款	**1,288**	1,632
其他	**132**	38
贷款及应收款	**132**	38
股息收入	**6,702**	1,365
基金股息收入	**6,566**	1,160
可供出售金融资产	**2,975**	449
以公允价值计量且其变动计入当期损益	**3,591**	711
股权投资股息收入	**136**	205
可供出售金融资产	**96**	114
以公允价值计量且其变动计入当期损益	**40**	91
已实现收益	**16,936**	2,590
债券	**278**	224
可供出售金融资产	**98**	99
以公允价值计量且其变动计入当期损益	**180**	125
基金	**5,820**	1,659
可供出售金融资产	**2,904**	762
以公允价值计量且其变动计入当期损益	**2,916**	897
股票	**10,835**	568
可供出售金融资产	**5,813**	355
以公允价值计量且其变动计入当期损益	**5,022**	213
衍生金融工具	**3**	139
对联营公司的投资收益	**–**	–
卖出回购证券及拆入资金利息支出	**(432)**	(32)
合计	**29,124**	8,802

六、合并财务报表项目附注(续)

44. 公允价值变动收益

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
交易性金融工具		
债券	**(226)**	43
基金	**2,361**	2,789
股票	**1,039**	927
指定以公允价值计量且其变动计入当期损益的金融工具	**(190)**	86
衍生金融工具	**110**	156
合计	**3,094**	4,001

45. 赔付支出

(1) 本集团赔付支出按保险合同划分的明细如下：

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
原保险合同	**11,789**	7,813
再保险合同	**2**	1
合计	**11,791**	7,814

(2) 本集团赔付支出按内容划分的明细如下：

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
赔款支出	**6,011**	4,893
满期给付	**3,582**	1,094
年金给付	**1,427**	1,293
死伤医疗给付	**771**	534
合计	**11,791**	7,814

2007年6月30日
人民币百万元

六、合并财务报表项目附注*(续)*

46. 提取保险责任准备金

(1) 本集团提取保险责任准备金按保险合同划分的明细如下：

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
提取未决赔款准备金		
原保险合同	**1,140**	306
再保险合同	**16**	34
提取寿险责任准备金		
原保险合同	**40,088**	25,275
提取长期健康险责任准备金		
原保险合同	**3,705**	4,406
合计	**44,949**	30,021

(2) 本集团提取原保险合同未决赔款准备金按内容划分的明细如下：

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
已发生已报案未决赔款准备金	**753**	(123)
已发生未报案未决赔款准备金	**303**	410
理赔费用准备金	**84**	19
合计	**1,140**	306

47. 摊回保险责任准备金

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
摊回未决赔款准备金	**334**	9
摊回寿险责任准备金	**7**	–
摊回长期健康险责任准备金	**7**	–
合计	**348**	9

六、合并财务报表项目附注(续)

48. 营业税金及附加

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
营业税	**1,628**	715
城市维护建设税	**61**	38
教育费附加	**53**	21
合计	**1,742**	774

49. 保险业务手续费及佣金支出

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
保险业务手续费支出	**1,258**	795
保险业务佣金支出	**4,408**	3,137
合计	**5,666**	3,932

50. 业务及管理费

本集团业务及管理费包括以下费用：

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
工资及福利费	**3,052**	1,825
社会统筹保险	**280**	180
住房公积金	**25**	48
投资性房地产折旧费	**81**	32
固定资产折旧费	**238**	148
无形资产摊销	**77**	28
审计师薪酬		
一半年度审计及其他鉴证服务费	**12**	7

2007年6月30日
人民币百万元

六、合并财务报表项目附注(续)

51. 资产减值损失

	(经审计) **截至2007年 6月30日 止6个月期间**	(未经审计) 截至2006年 6月30日 止6个月期间
坏账损失	**41**	11
长期股权投资减值损失	**(18)**	—
贷款减值损失	**(126)**	1
投资性房地产减值损失	**8**	—
固定资产减值损失	**37**	33
其他资产减值损失	**75**	—
合计	**17**	45

52. 所得税费用

	(经审计) **截至2007年 6月30日 止6个月期间**	(未经审计) 截至2006年 6月30日 止6个月期间
当期所得税	**666**	319
递延所得税	**(120)**	101
合计	**546**	420

本集团所得税费用与会计利润的关系如下：

	(经审计) **截至2007年 6月30日 止6个月期间**	(未经审计) 截至2006年 6月30日 止6个月期间
税前利润	**8,872**	4,426
以主要适用税率15%计算的所得税	**1,331**	664
税率变动的税务影响	**(382)**	—
不可抵扣的费用对确定应税所得的税务影响	**573**	240
免税收入对确定应税所得的税务影响	**(1,558)**	(562)
中国经济特区以外的机构及法人使用较高税率的税务影响	**582**	78
合计	**546**	420

六、合并财务报表项目附注(续)

53. 每股收益

基本每股收益为本期间归属于本公司普通股股东的净利润除以本期间发行在外普通股的加权平均数6,961,720,001股计算得出(截至2006年6月30日止6个月期间－未经审计：发行在外普通股的加权平均数为6,195,053,334股)。

本公司不存在稀释性潜在普通股，因此并无计算稀释每股收益。

54. 股份支付

于2004年2月5日，本公司董事会批准本集团的高级管理人员及部分关键员工等参与虚拟期权计划。虚拟期权于2004年至2008年发行，但本公司不会根据此计划发行任何股份。虚拟期权以单位方式授出，每个单位代表1股本公司H股。该计划的参与者将在行使上述权利时收到现金付款，但在行权当年该计划参与者收到的收益总额不得超过行权年度的估计净利润的特定百分比，其中现金付款金额等于已行使权利单位数量乘以行使价与行权时H股市场价之间的差额。

本集团于本期间确认的上述人员服务支出金额为人民币777百万元(截至2006年6月30日止6个月期间－未经审计：人民币249百万元)。

本集团于本期间授予的虚拟期权单位数量列示如下：

(单位：百万)	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
期初单位数	**69**	54
本期内授出单位数	**–**	–
本期内行权单位数	**–**	–
期末单位数	**69**	54

已接受的服务及其形成的虚拟期权负债在相应期间内予以确认。本集团于虚拟期权负债结算前每个资产负债表日及结算日，重新计量虚拟期权负债的公允价值，并将其公允价值的变动计入当期损益。于2007年6月30日，本集团虚拟期权负债账面值为人民币1,886百万元(2006年12月31日－经审计：人民币1,109百万元)。

2007年6月30日
人民币百万元

六、合并财务报表项目附注(续)

55. 投资连结保险

(1) *投资连结保险投资账户基本情况*

本集团的投资连结保险包括平安世纪理财投资连结保险和平安团体退休金投资连结保险。平安世纪理财投资连结保险下设四个投资账户:平安发展投资账户(以下简称"发展账户")、保证收益投资账户(以下简称"保证账户")、平安基金投资账户(以下简称"基金账户")及平安价值增长投资账户(以下简称"价值账户")。平安团体退休金投资连结保险下设三个投资账户:稳健投资账户(以下简称"稳健账户")、平衡投资账户(以下简称"平衡账户")及进取投资账户(以下简称"进取账户")。平安世纪理财投资连结保险及平安团体退休金投资连结保险各账户是依照中国保监会《投资连结保险管理暂行办法》等有关规定和平安世纪理财投资连结保险、平安团体退休金投资连结保险的有关条款,并经向中国保监会报批后设立。除保证账户的投资范围限制在银行存款和拆出资金外,平安投资连结保险其他投资账户的投资对象为银行存款、依法发行的证券投资基金、债券、股票及中国保监会允许投资的其他金融工具。

(2) *投资连结保险投资账户单位数及每一投资账户单位净资产*

		(经审计)		(经审计)	
		2007年6月30日		2006年12月31日	
	设立时间	单位数	单位净资产	单位数	单位净资产
		百万	人民币元	百万	人民币元
发展账户	2000年10月23日	**6,646**	**2.3998**	6,420	1.8333
保证账户	2001年4月30日	**222**	**1.2205**	221	1.2007
基金账户	2001年4月30日	**2,822**	**2.8118**	2,716	1.8591
价值账户	2003年9月4日	**2,155**	**1.4337**	2,042	1.2403
稳健账户	2001年3月31日	**2,236**	**1.5283**	2,313	1.3099
平衡账户	2001年3月31日	**120**	**2.4139**	114	1.7452
进取账户	2001年3月31日	**240**	**3.2241**	232	2.1309

六、合并财务报表项目附注（续）

55. 投资连结保险（续）

(3) 投资连结保险投资账户组合情况

	（经审计） **2007年** **6月30日**	（经审计） 2006年 12月31日
投资连结保险投资账户资产：		
货币资金	**2,512**	1,002
交易性金融资产	**20,923**	17,180
买入返售金融资产	**1,706**	300
应收利息	**201**	41
定期存款	**6,509**	6,309
其他资产	**39**	100
合计	**31,890**	24,932
投资连结保险投资账户负债：		
卖出回购金融资产款	**78**	1,137
寿险责任准备金	**31,462**	23,587
其他应付款	**350**	208
合计	**31,890**	24,932

(4) 投资连结保险投资账户管理费计提情况

投资账户资产管理费是本集团根据投资连结保险的保单条款而向保户收取的投资账户资产管理费。对于平安世纪理财投资连结保险，本公司在每个估值日收取投资账户资产管理费，其收取的最高比例为每月不超过投资账户资产最高值的0.2%（即年率为2.4%）。对于平安团体退休金投资连结保险，本公司在每个估值日收取行政管理费和投资管理费，其中行政管理费的最高标准为投资账户资产的1.5%，以年率计；投资管理费的最高标准为投资账户资产的1.5%，以年率计。

(5) 投资连结保险投资账户采用的主要会计政策

平安世纪理财投资连结保险既承担保险风险又承担其他风险，整个合同视为原保险合同，不对保险风险部分和其他风险部分进行分拆，按照原保险合同进行会计处理。平安团体退休金投资连结保险不承担保险风险，整个合同视为投资合同，按照金融工具进行会计处理。

2007年6月30日
人民币百万元

六、合并财务报表项目附注(续)

55. 投资连结保险(续)

(6) *投资连结保险投资账户采用的估值原则*

投资连结保险投资账户的各项资产以市价法计价。对于除开放式基金以外的任何上市流通的有价证券，本集团以其在估值日证券交易所挂牌的收盘价估值，估值日无交易的，以最近交易日的市场收盘价估值；对于开放式基金，本集团以其公告的基金单位净值估值；募集期内的证券投资基金，按成本估值。

56. 现金流量表补充资料

	(经审计) **截至2007年** **6月30日** **止6个月期间**	(未经审计) 截至2006年 6月30日 止6个月期间
(1) 将净利润调节为经营活动现金流量		
净利润	**8,326**	4,006
加：资产减值准备	**17**	45
投资性房地产折旧	**81**	32
固定资产折旧	**238**	148
无形资产摊销	**77**	28
长期待摊费用摊销	**66**	49
处置固定资产、无形资产和其他长期资产的收益	**(2)**	(2)
公允价值变动收益	**(3,094)**	(4,001)
投资收益	**(29,124)**	(8,802)
汇兑损失	**335**	130
提取各项保险准备金	**46,706**	32,066
递延所得税资产的减少／(增加)	**296**	(37)
递延所得税负债的增加／(减少)	**(416)**	138
经营性应收项目的减少／(增加)	**(14,244)**	3,151
经营性应付项目的增加／(减少)	**10,740**	(1,943)
经营活动产生的现金流量净额	**20,002**	25,008

六、合并财务报表项目附注(续)

56. 现金流量表补充资料(续)

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
(2) 现金及现金等价物净增加情况		
现金的期末余额	**77,893**	26,871
减:现金的期初余额	**(37,683)**	(17,121)
加:现金等价物的期末余额	**42,211**	2,898
减:现金等价物的期初余额	**(9,644)**	(8,367)
现金及现金等价物增加净额	**72,777**	4,281

*(3) **本集团收购子公司的有关信息参见附注五(1)。***

*(4) **现金及现金等价物***

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
现金		
库存现金	**405**	347
可随时用于支付的银行存款	**71,111**	31,623
可随时用于支付的其他货币资金	**262**	61
可用于支付的存放中央银行款项	**2,142**	1,927
结算备付金	**1,591**	875
存放同业款项	**2,199**	2,531
拆放同业款项	**183**	319
小计	**77,893**	37,683
现金等价物		
三个月以内到期的债券投资	**25,652**	437
货币市场基金	**4,055**	2,476
三个月以内到期的买入返售资产	**12,504**	6,731
小计	**42,211**	9,644
年/期末现金及现金等价物余额	**120,104**	47,327

2007年6月30日
人民币百万元

七、分部报告

本集团的业务分部信息现分为：人寿保险业务、财产保险业务、银行业务、证券业务、总部及其他业务。分部净利润包括直接归属分部的收入减费用以及按合理比例分配至分部的收入减费用(包括外部交易及与集团内其他分部之间的交易)。

分部资产与负债主要包括直接归属分部的经营性资产及负债及按合理比例分配至分部的资产及负债。分部资产在扣除相关准备之后予以确定，在本集团合并资产负债表中将上述扣除计作直接冲销。本集团于本期间的收入及净利润主要来自中国境内的上述业务，因此，未提供按地域所作的分部分析。

	(经审计) 截至2007年6月30日止6个月期间							
	人寿保险	财产保险	银行	证券	总部	其他	抵销	合计
利润表								
保险业务收入	42,248	11,637	-	-	-	-	-	53,885
减：分出保费	(476)	(2,124)	-	-	-	-	-	(2,600)
提取未到期责任准备金	(191)	(1,914)	-	-	-	-	-	(2,105)
已赚保费	41,581	7,599	-	-	-	-	-	49,180
银行业务利息净收入	-	-	918	-	-	-	109	1,027
其中：分部间银行业务利息净收入	-	-	(109)	-	-	-	-	(109)
手续费及佣金净收入	52	-	52	975	-	132	(67)	1,144
其中：分部间手续费及佣金净收入	52	-	-	15	-	-	-	67
投资收益	25,618	918	583	384	1,414	216	(9)	29,124
公允价值变动收益	2,530	10	1	107	359	87	-	3,094
汇兑收益／(损失)	(316)	(11)	22	(2)	(25)	(3)	-	(335)
其他业务收入	526	38	9	-	130	364	(250)	817
其中：分部间其他业务收入	90	24	-	-	18	118	-	250
营业收入合计	69,991	8,554	1,585	1,464	1,878	796	(217)	84,051

七、分部报告（续）

	（经审计） 截至2007年6月30日止6个月期间							
	人寿保险	财产保险	银行	证券	总部	其他	抵销	合计
利润表（续）								
退保金	(5,919)	-	-	-	-	-	-	(5,919)
赔付支出	(6,825)	(4,966)	-	-	-	-	-	(11,791)
减：摊回赔付支出	258	909	-	-	-	-	-	1,167
提取保险责任准备金	(43,862)	(1,087)	-	-	-	-	-	(44,949)
减：摊回保险责任准备金	8	340	-	-	-	-	-	348
保单红利支出	(897)	-	-	-	-	-	-	(897)
分保费用	-	(7)	-	-	-	-	-	(7)
营业税金及附加	(841)	(661)	(77)	(72)	(54)	(37)	-	(1,742)
保险业务手续费及佣金支出	(4,601)	(1,117)	-	-	-	-	52	(5,666)
业务及管理费	(2,900)	(1,805)	(733)	(531)	(504)	(213)	115	(6,571)
其中：分部间业务及管理费	(80)	(10)	-	-	(23)	(2)	-	(115)
减：摊回分保费用	111	564	-	-	-	-	-	675
其他业务成本	(87)	(5)	(4)	-	-	(149)	50	(195)
其中：分部间								
其他业务成本	-	-	-	-	-	(50)	-	(50)
资产减值损失	-	(73)	62	(1)	-	(5)	-	(17)
营业支出合计	(65,555)	(7,908)	(752)	(604)	(558)	(404)	217	(75,564)
营业利润	4,436	646	833	860	1,320	392	-	8,487
加：营业外收入	8	2	446	-	-	1	(22)	435
减：营业外支出	(5)	(6)	(37)	(1)	(1)	-	-	(50)
利润总额	4,439	642	1,242	859	1,319	393	(22)	8,872
减：所得税费用	374	(320)	(156)	(183)	(179)	(82)	-	(546)
净利润	4,813	322	1,086	676	1,140	311	(22)	8,326

2007年6月30日
人民币百万元

七、分部报告(续)

	(经审计) 2007年6月30日							
	人寿保险	财产保险	银行	证券	总部	其他	抵销	合计
资产负债表								
分部资产	385,745	33,818	124,788	19,962	73,908	11,781	(66,859)	583,143
分部负债	363,649	29,878	117,620	17,239	3,137	5,098	(48,389)	488,232

	(经审计) 截至2007年6月30日止6个月期间							
	人寿保险	财产保险	银行	证券	总部	其他	抵销	合计
补充信息								
折旧和摊销费用	311	64	38	9	7	33	–	462
资本性支出	2,636	63	66	19	13	296	–	3,093
折旧和摊销以外的非现金费用	–	73	(62)	1	–	5	–	17

七、分部报告(续)

	(未经审计) 截至2006年6月30日止6个月期间							
	人寿保险	财产保险	银行	证券	总部	其他	抵销	合计
利润表								
保险业务收入	37,129	8,871	–	–	–	–	–	46,000
减:分出保费	(358)	(2,108)	–	–	–	–	–	(2,466)
提取未到期责任准备金	(263)	(1,791)	–	–	–	–	–	(2,054)
已赚保费	36,508	4,972	–	–	–	–	–	41,480
银行业务利息净收入	–	–	11	–	–	–	10	21
其中:分部间银行业务利息净收入	–	–	(10)	–	–	–	–	(10)
手续费及佣金净收入	7	–	–	218	–	(18)	(19)	188
其中:分部间手续费及佣金净收入	–	–	–	1	–	18	–	19
投资收益	8,060	282	–	89	280	91	–	8,802
公允价值变动收益/(损失)	3,836	24	–	79	69	(7)	–	4,001
汇兑损失	(114)	(8)	–	(1)	(5)	(2)	–	(130)
其他业务收入	172	25	–	–	30	100	(62)	265
其中:分部间其他业务收入	31	6	–	–	5	20	–	62
营业收入合计	48,469	5,295	11	385	374	164	(71)	54,627

2007年6月30日
人民币百万元

七、分部报告(续)

	(未经审计) 截至2006年6月30日止6个月期间							
	人寿保险	财产保险	银行	证券	总部	其他	抵销	合计
利润表(续)								
退保金	(3,910)	–	–	–	–	–	–	(3,910)
赔付支出	(4,044)	(3,770)	–	–	–	–	–	(7,814)
减:摊回赔付支出	279	853	–	–	–	–	–	1,132
提取保险责任准备金	(29,696)	(325)	–	–	–	–	–	(30,021)
减:摊回保险责任准备金	(25)	34	–	–	–	–	–	9
保单红利支出	(1,714)	–	–	–	–	–	–	(1,714)
分保费用	–	(1)	–	–	–	–	–	(1)
营业税金及附加	(263)	(486)	–	–	(3)	(22)	–	(774)
保险业务手续费及佣金支出	(3,272)	(674)	–	–	–	–	14	(3,932)
业务及管理费	(2,217)	(1,308)	(9)	(190)	(265)	(35)	38	(3,986)
其中:分部间业务及管理费	(18)	(1)	–	(18)	(1)	–	–	(38)
减:摊回分保费用	167	755	–	–	–	–	–	922
其他业务成本	(58)	(5)	–	–	–	(22)	19	(66)
其中:分部间其他业务成本	(19)	–	–	–	–	–	–	(19)
资产减值损失	(14)	(27)	–	–	–	(4)	–	(45)
营业支出合计	(44,767)	(4,954)	(9)	(190)	(268)	(83)	71	(50,200)
营业利润	3,702	341	2	195	106	81	–	4,427
加:营业外收入	3	1	–	–	–	12	–	16
减:营业外支出	(6)	(3)	–	–	–	(8)	–	(17)
利润总额	3,699	339	2	195	106	85	–	4,426
减:所得税费用	(171)	(176)	(1)	(21)	(38)	(13)	–	(420)
净利润	3,528	163	1	174	68	72	–	4,006

七、分部报告(续)

	(经审计) 2006年12月31日							
	人寿保险	财产保险	银行	证券	总部	其他	抵销	合计
资产负债表								
分部资产	329,906	23,192	85,591	8,914	31,507	6,837	(22,659)	463,288
分部负债	311,040	19,649	79,410	6,866	1,726	2,967	(4,996)	416,662

	(未经审计) 截至2006年6月30日止6个月期间							
	人寿保险	财产保险	银行	证券	总部	其他	抵销	合计
补充信息								
折旧和摊销费用	192	46	–	10	4	5	–	257
资本性支出	290	102	48	12	20	49	–	521
折旧和摊销以外的非现金费用	14	27	–	–	–	4	–	45

2007年6月30日
人民币百万元

八、风险管理

1. 保险风险

(1) 保险风险类型

保险合同风险是指发生保险事故的可能性以及由此产生的赔款金额和时间的不确定。在保险合同下，本集团面临的主要风险是实际赔款及保户利益给付超过已计提保险责任的账面额。这种风险在下列情况下均可能出现：

发生性风险－保险事故发生的数量与预期不同的可能性。

严重性风险－保险事故产生的成本与预期不同的可能性。

发展性风险－投保人的责任金额在合同期结束时出现变动的可能性。

风险的波动性可通过把损失风险分散至大批保险合同组合而得以改善，因为较分散的合同组合很少因组合中某部份的变动而使整体受到影响。慎重选择和实施承保策略和方针也可改善风险的波动性。

本集团保险业务包括长期人寿保险合同、财产保险和短期人寿保险合同等。就意外险合同而言，传染病、生活方式的巨大改变和自然灾害均为可能增加整体索赔率的重要因素，而导致比预期更早或更多的索赔。就长期人寿保险合同而言，不断改善的医学水平和社会条件有助于延长寿命，是最重要的影响因素。就财产保险合同而言，索赔经常受到自然灾害、巨灾、恐怖袭击等因素影响。

目前，风险在本集团所承保风险的各地区未存在重大分别，但不合理的金额集中可能对基于组合进行赔付的严重程度产生影响。

对于含固定和担保赔付以及固定未来保费的合同，并无可减少保险风险的重大缓和条款和情况。但是，对于若干分红保险合同而言，其分红特征使较大部份保险风险由投保方所承担。

保险风险也会受保户终止合同、降低保费、拒绝支付保费或行使年金转换权利影响。因此，保险风险受保单持有人的行为和决定影响。

八、风险管理(续)

1. 保险风险(续)

(2) 保险风险集中度

本集团保险风险的集中度于附注六、39按主要业务类别的保费收入分析中反映。

(3) 假设及敏感性分析

长期人寿保险合同

假设

寿险责任准备金及长期健康险责任准备金根据中国保监会的有关精算规定计算，具体参见附注三、24及附注三、25。中国保监会对计算法定准备金的各项假设(包括评估死亡率、评估发病率和评估利息率假设)进行了较严格的定量规定，具体如下：

(1) 评估利息率不得高于中国保险监督管理委员会每年公布的评估利息率(目前为7.5%)与该险种厘定保险费所使用的预定利息率的最低值；

(2) 评估死亡率采用《中国人寿保险业经验生命表(2000-2003)》所提供的数据；

(3) 评估发病率采用该险种厘定保险费所使用预定发病率。

敏感性分析

本集团通常不能任意改变上述假设，因此不在此对假设变动进行敏感性分析。

如附注三、41所述，惟对定价利息率高于或等于7.5%的高利率险种，本集团在符合中国保监会关于所提取责任准备金不得低于会计年度末法定责任准备金，以及评估利息率不得高于定价利息率或7.5%的精算规定的基础上，对其采用更稳健的评估利息率。于2007年6月30日，本集团已将法定评估利息率为7.5%的所有险种的评估利息率降至6.5%及以下。于本期间，本集团将评估利息率高于或等于6.5%的险种的评估利息率降至6%-6.5%。本项会计估计变更对本集团本期间税前利润的影响为减少税前利润约人民币6,260百万元。

2007年6月30日
人民币百万元

八、风险管理(续)

1. 保险风险(续)

(3) *假设及敏感性分析(续)*

财产及短期人寿保险合同

假设

估计采用的主要假设为本集团的过往赔付经验，包括各事故年度的平均赔付成本、赔付手续费、赔付通胀因素及赔案数目的假设。须运用判断来评估外部因素(如司法裁决及政府立法等)对估计的影响。

其他主要假设包括结付延迟等。

敏感性分析

上述主要假设将影响财产及短期人寿保险的未决赔款准备金。若干变量的敏感度无法量化，如法律变更、估计程序的不确定性等。此外，由于发生索赔与报案和最终结案之间的时间差异，于评估日尚无法精确地确定未决赔款准备金数额。

本集团财产保险业务不考虑分出业务的索赔进展信息如下：

	(经审计) 财产保险(事故年度)					
项目	2003年	2004年	2005年	2006年	**截至2007年6月30日止6个月期间**	合计
累计赔付款项估计额：						
当年／期末	5,429	5,955	7,171	9,317	**5,446**	
1年后	5,403	5,948	7,172	9,864	–	
2年后	5,403	5,397	7,046	–	–	
3年后	5,277	5,320	–	–	–	
4年后	5,255	–	–	–	–	
累计赔付款项估计额	5,255	5,320	7,046	9,864	**5,446**	32,931
累计已支付的赔付款项	(5,132)	(5,091)	(6,437)	(7,503)	**(2,241)**	(26,404)
以前期间调整额及间接理赔费用						210
尚未支付的赔付款项						6,737

八、风险管理*(续)*

1. 保险风险*(续)*

(3) ***假设及敏感性分析****(续)*

财产及短期人寿保险合同(续)

敏感性分析*(续)*

本集团财产保险业务考虑分出业务后的索赔进展信息如下：

	(经审计) 财产保险(事故年度)					
项目	2003年	2004年	2005年	2006年	**截至2007年6月30日止6个月期间**	合计
累计赔付款项估计额：						
当年／期末	3,726	4,181	5,266	7,219	**4,477**	
1年后	3,687	4,228	5,280	7,375	**–**	
2年后	3,705	3,833	5,204	–	**–**	
3年后	3,611	3,776	–	–	**–**	
4年后	3,596	–	–	–	**–**	
累计赔付款项估计额	3,596	3,776	5,204	7,375	**4,477**	24,428
累计已支付的赔付款项	(3,522)	(3,597)	(4,756)	(5,960)	**(1,918)**	(19,753)
以前期间调整额及间接理赔费用						192
尚未支付的赔付款项						4,867

2007年6月30日
人民币百万元

八、风险管理(续)

1. 保险风险(续)

(3) 假设及敏感性分析(续)

财产及短期人寿保险合同(续)

敏感性分析(续)

本集团短期人寿保险业务不考虑分出业务的索赔进展信息如下：

	(经审计) 短期人寿保险 (事故年度)					
项目	2003年	2004年	2005年	2006年	**截至2007年6月30日止6个月期间**	合计
累计赔付款项估计额：						
当年／期末	1,376	1,571	1,767	2,039	**994**	
1年后	1,349	1,577	1,960	2,030	**–**	
2年后	1,354	1,582	1,938	–	**–**	
3年后	1,354	1,582	–	–	**–**	
4年后	1,354	–	–	–	**–**	
累计赔付款项估计额	1,354	1,582	1,938	2,030	**994**	7,898
累计已支付的赔付款项	(1,354)	(1,582)	(1,931)	(1,885)	**(465)**	(7,217)
以前期间调整额及间接理赔费用						18
尚未支付的赔付款项						699

八、风险管理(续)

1. 保险风险(续)

(3) 假设及敏感性分析(续)

财产及短期人寿保险合同(续)

敏感性分析(续)

本集团短期人寿保险业务考虑分出业务后的索赔进展信息如下：

	(经审计) 短期人寿保险 (事故年度)					
项目	2003年	2004年	2005年	2006年	截至2007年6月30日止6个月期间	合计
累计赔付款项估计额：						
当年／期末	978	1,053	1,156	1,616	**750**	
1年后	959	1,057	1,482	1,540	**–**	
2年后	916	1,086	1,499	–	**–**	
3年后	916	1,086	–	–	**–**	
4年后	916	–	–	–	**–**	
累计赔付款项估计额	916	1,086	1,499	1,540	**750**	5,791
累计已支付的赔付款项	(916)	(1,086)	(1,493)	(1,438)	**(365)**	(5,298)
以前期间调整额及间接理赔费用						18
尚未支付的赔付款项						511

平均赔款成本或赔案数目的单项变动，均会导致未决赔款准备金的同比例变动。当其他假设维持不变时，平均赔款成本增加5%将会导致2007年6月30日财产保险及短期人寿保险的净未决赔款准备金分别增加约人民币243百万元及25百万元。

2007年6月30日
人民币百万元

八、风险管理(续)

1. 保险风险(续)

(3) 假设及敏感性分析(续)

再保险

本集团主要通过订立再保险合同控制保险业务的损失风险。大部分分保业务为成数分保，并按产品类别设立不同自留额。对于可从再保险公司摊回的赔款金额，使用与原保单一致的假设进行估计，并在资产负债表内列示为应收分保账款或应收分保未决赔款准备金。

尽管本集团可能已订立再保险合同，但这并不会解除本集团对保户承担的直接责任。因此再保险存在因再保险公司未能履行再保险合同应承担的责任而产生的信用风险。

2. 市场风险

市场风险是指因汇率(外汇风险)、市场利率(利率风险)和市场价格(价格风险)波动而引起的金融工具公允价值变动的风险，不论该价格变动是因个别工具或其发行人特有因素所致或因影响在市场上交易的所有工具的因素造成。

(1) 外汇风险

外汇风险是指因汇率变动产生损失的风险。人民币与本集团从事业务地区的其他货币之间的汇率波动会影响本集团的财务状况和经营业绩。本集团务求通过减少外汇净余额的方法来降低外汇风险。

八、风险管理(续)

2. 市场风险(续)

(1) *外汇风险(续)*

以下是在其他变量不变的情况下，关键变量可能发生的合理变动对税前利润(因对汇率敏感的货币性资产和货币性负债的公允价值发生变化)及权益的税前影响。变量之间存在的相关性会对市场风险的最终影响金额产生重大作用，但为了描述变量的影响情况，本集团假定其变化是独立的。

		(经审计) 2007年6月30日		(经审计) 2006年12月31日	
	变量变动	**对利润的影响**	**对权益的影响**	对利润的影响	对权益的影响
所有外币	对人民币贬值5%	**770**	**770**	678	678

(2) *价格风险*

本集团面临的价格风险与价值随市价变动而改变的金融资产和负债有关，主要是可供出售的投资及以公允价值计量且其变动计入当期损益的金融资产。

上述投资因投资工具的市值变动而面临价格风险，该变动可因只影响个别金融工具或其发行人的因素所致，亦可因影响市场上交易的所有金融工具的因素所致。

本集团采用风险价值计算方法来估计上市股票及证券投资基金公允价值的10天持有期间潜在损失。本集团采用10天作为持有期间是因为本集团假设并非所有投资均能在同一天售出。另外，风险价值的估计是在假设正常市场条件并采用99%的置信区间而作出的。

在正常市场条件下，本集团上市股票及证券投资基金采用风险价值模型估计的10天潜在损失对股东权益的影响如下：

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
上市股票及证券投资基金	**9,746**	4,241

2007年6月30日
人民币百万元

八、风险管理(续)

2. 市场风险(续)

(3) 利率风险

利率风险是指金融工具的价值／未来现金流量会因市场利率变动而出现波动的风险。

浮动利率工具使本集团面临现金流利率风险，而固定利率工具使本集团面临公允价值利率风险。

本集团的利率风险政策规定其须维持一个适当的固定及浮动利率工具组合，以管理利率风险。有关政策亦规定本集团管理计息金融资产及计息金融负债的到期情况。浮动利率工具一般不到一年便会重新估价一次。固定利率工具的利率在有关金融工具初始时固定，在到期前不会改变。

以下是在其他变量不变的情况下，利率可能发生的合理变动对债券(用于支持分红保险、万能保险、投资连结保险的债券除外)、发放贷款及垫款和吸收存款等在利润(因金融资产和金融负债的公允价值发生变化)及权益(因利润的影响及可供出售金融资产的公允价值发生变化)方面的税前影响。变量之间存在的相关性会对利率风险的最终影响金额产生重大作用，但为了描述变量的影响情况，本集团假定其变化是独立的。

		(经审计) 2007年6月30日		(经审计) 2006年12月31日	
	利率变动	对利润的影响	对权益的影响	对利润的影响	对权益的影响
为交易而持有及可供出售债券	增加50个基点	**(197)**	**(3,082)**	(144)	(3,088)

		对利息收入／支出的影响	
		(经审计) 2007年1-6月	(未经审计) 2006年1-6月
浮动利率债券	增加50个基点	**17**	16
发放贷款及垫款	增加50个基点	**68**	61
吸收存款	增加50个基点	**(161)**	(124)

八、风险管理(续)

3. 财务风险

(1) *信用风险*

信用风险是指金融工具的一方因无法履行义务而使另一方遭受财务损失的风险。本集团主要面临的信用风险与存放在商业银行的定期存款、发放贷款及垫款、债券投资、权益投资、与再保险公司的再保险安排、保单质押贷款等有关。本集团通过使用多项控制措施，包括运用信用控制政策，对潜在投资进行信用分析及对债务人设定整体额度来控制信用风险。

本集团银行业务在向个人客户授信之前，首先会进行信用评估，亦定期检查所授出的信贷。信用风险管理的手段亦包括取得抵押品及担保。对于资产负债表外的授信承诺，本集团一般会收取保证金以减低信用风险。

信用质量

本集团的大部分金融资产为债券投资，包括国债、金融债和企业债。本集团持有的金融债拥有国内信用评级A级或以上，本集团持有的企业债拥有国内信用评级AA级或以上。

信用风险敞口

下表列示了资产负债表项目及未来承诺项目的最大信用风险敞口。该最大敞口为考虑担保或其他信用增级方法影响前的金额。

2007年6月30日
人民币百万元

八、风险管理(续)

3. 财务风险(续)

(1) 信用风险(续)

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
货币资金	**81,277**	41,583
结算备付金	**1,591**	875
拆出资金	**1,101**	1,727
交易性金融资产	**34,141**	11,720
衍生金融资产	**16**	21
买入返售金融资产	**11,148**	6,951
应收利息	**4,515**	3,208
应收保费	**5,307**	3,073
应收分保账款	**2,205**	795
应收分保未到期责任准备金	**3,048**	2,437
应收分保未决赔款准备金	**2,058**	1,724
应收分保寿险责任准备金	**7**	–
应收分保长期健康险责任准备金	**7**	–
保户质押贷款	**1,799**	1,381
发放贷款及垫款	**58,427**	49,152
存出保证金	**1,139**	334
定期存款	**43,994**	59,107
可供出售金融资产	**84,307**	63,768
持有至到期投资	**130,193**	129,250
存出资本保证金	**1,520**	1,520
其他资产	**2,816**	2,728
小计	**470,616**	381,354
承诺	**30,691**	29,115
信用风险敞口合计	**501,307**	410,469

以上资产科目余款皆已扣除投资连结账户余额及权益投资余额。

八、风险管理（续）

3. 财务风险（续）

(1) 信用风险（续）

对以公允价值计量的金融工具而言，上述金额反映了其当前的风险敞口但并非其最大的风险敞口。其最大的风险敞口将随著其未来公允价值的变化而改变。

担保及其他信用增级

担保的形式及金额取决于对交易对手方信用风险的评估。担保形式的可接受程度和评估标准有指引可供实施。

担保的主要形式如下：

- 现金或证券用于融券和逆回购交易；
- 物业、存货及应收账款等用于企业贷款；及
- 住宅抵押等用于个人贷款。

管理层关注担保的市场价值，如有需要，会要求提供额外的担保并进行减值评估。

本集团采取有序的方式处置抵债资产。处置所得用于清偿或减少尚未收回的款项。一般而言，本集团不会将得到的抵债资产用于商业用途。

2007年6月30日
人民币百万元

八、风险管理(续)

3. 财务风险(续)

(1) 信用风险(续)

逾期金融资产账龄分析

	(经审计) 2007年6月30日						
		未减值的逾期金融资产					
	未逾期	30天及以内	31-90天	90天以上	未发生减值的逾期金融资产小计	发生减值的逾期金融资产	合计
货币资金	81,277	–	–	–	–	–	81,277
结算备付金	1,591	–	–	–	–	–	1,591
拆出资金	1,100	–	–	–	–	64	1,164
应收保费	5,136	4	4	2	10	358	5,504
应收分保账款	2,205	–	–	–	–	88	2,293
发放贷款及垫款	57,208	784	247	93	1,124	600	58,932
存出保证金	1,139	–	–	–	–	–	1,139
定期存款	43,994	–	–	–	–	–	43,994
存出资本保证金	1,520	–	–	–	–	–	1,520
小计	195,170	788	251	95	1,134	1,110	197,414
减：减值准备	–	–	–	–	–	(854)	(854)
净额	195,170	788	251	95	1,134	256	196,560

八、风险管理*(续)*

3. 财务风险*(续)*

(1) 信用风险(续)

逾期金融资产账龄分析(续)

	(经审计) 2006年12月31日						
		未减值的逾期金融资产					
	未逾期	30天及以内	31-90天	90天以上	未发生减值的逾期金融资产小计	发生减值的逾期金融资产	合计
货币资金	41,583	–	–	–	–	–	41,583
结算备付金	875	–	–	–	–	–	875
拆出资金	1,727	–	–	–	–	376	2,103
应收保费	2,965	3	2	2	7	256	3,228
应收分保账款	795	–	–	–	–	55	850
发放贷款及垫款	47,914	434	240	215	889	2,780	51,583
存出保证金	334	–	–	–	–	–	334
定期存款	59,107	–	–	–	–	–	59,107
存出资本保证金	1,520	–	–	–	–	–	1,520
小计	156,820	437	242	217	896	3,467	161,183
减：减值准备	–	–	–	–	–	(3,017)	(3,017)
净额	156,820	437	242	217	896	450	158,166

于2007年6月30日，本集团为未发生减值的逾期贷款及垫款而持有的担保物公允价值约为人民币1,983百万元(2006年12月31日－经审计：人民币1,907百万元)。

于2007年6月30日，本集团为已发生减值的逾期贷款及垫款而持有的担保物公允价值约为人民币809百万元(2006年12月31日－经审计：人民币2,071百万元)。

还款条件经重新协商的金融资产

	(经审计) **2007年 6月30日**	(经审计) 2006年 12月31日
发放贷款及垫款	**477**	2,336

八、风险管理(续)

3. 财务风险(续)

(2) 流动性风险

流动性风险是指本集团无法筹集足够资金或不能及时以合理的价格将资产变现以偿还到期债务风险。

本集团部分保单允许退保，减保或以其他方式提前终止保单，使本集团面临潜在的流动性风险。本集团通过匹配投资资产的期限与对应保险责任的期限来控制流动性风险及确保本集团能够履行付款责任，及时为本集团的借贷和投资业务提供资金。本集团的银行业务有潜在的流动性风险。本集团通过优化资产负债结构，保持稳定的存款基础等方法来控制银行流动性风险。

下表按未折现的剩余合同义务列示了本集团金融负债的到期情况。

2007年6月30日
人民币百万元

八、风险管理(续)

3. 财务风险(续)

(2) 流动性风险(续)

	(经审计)						
	2007年6月30日						
	已逾期	3个月以内	3-12个月	1年以上	不定期	投资连结	合计
短期借款	–	–	557	–	–	–	557
同业及其他金融机构存放款项	–	5,079	239	–	–	–	5,318
存入保证金	54	3,862	1,936	52	–	–	5,904
拆入资金	–	1,871	–	–	–	–	1,871
衍生金融负债	–	229	95	241	–	–	565
卖出回购金融资产款	–	21,705	1,100	–	–	78	22,883
吸收存款	–	41,862	17,106	4,122	–	–	63,090
代理买卖证券款	–	–	–	–	9,846	–	9,846
预收保费	–	664	2	–	–	–	666
应付手续费及佣金	–	1,427	–	–	–	–	1,427
应付分保账款	–	2,162	624	–	–	–	2,786
应付职工薪酬	–	1,705	420	823	433	–	3,381
应付利息	–	137	179	39	–	–	355
应付赔付款	–	4,274	–	–	–	–	4,274
应付保单红利	–	4,771	–	–	–	–	4,771
保户储金及投资款	–	132	–	368	–	4,445	4,945
长期借款	–	–	–	167	2,174	–	2,341
其他负债	–	1,723	604	70	426	350	3,173
合计	54	91,603	22,862	5,882	12,879	4,873	138,153

2007年6月30日
人民币百万元

八、风险管理(续)

3. 财务风险(续)

(2) 流动性风险(续)

	(经审计) 2006年12月31日						
	已逾期	3个月以内	3-12个月	1年以上	不定期	投资连结	合计
短期借款	–	–	527	–	–	–	527
同业及其他金融机构存放款项	–	3,234	231	–	–	–	3,465
存入保证金	–	3,991	1,519	52	–	–	5,562
拆入资金	–	992	–	–	–	–	992
衍生金融负债	–	19	119	286	–	–	424
卖出回购金融资产款	–	11,770	1,172	494	–	1,137	14,573
吸收存款	–	53,850	9,637	4,036	–	–	67,523
代理买卖证券款	–	–	–	–	3,750	–	3,750
预收保费	–	1,352	–	–	–	–	1,352
应付手续费及佣金	–	894	–	–	–	–	894
应付分保账款	–	512	234	–	–	–	746
应付职工薪酬	–	1,077	172	543	341	–	2,133
应付利息	–	131	118	38	–	–	287
应付赔付款	–	3,981	–	–	–	–	3,981
应付保单红利	–	4,107	–	–	–	–	4,107
保户储金及投资款	–	58	–	242	–	3,749	4,049
长期借款	–	–	–	155	–	–	155
其他负债	–	549	181	118	915	208	1,971
合计	–	86,517	13,910	5,964	5,006	5,094	116,491

八、风险管理(续)

3. 财务风险(续)

(2) 流动性风险(续)

下表按剩余合同义务列示了本集团衍生金融负债名义金额的到期情况。

	3个月以内	3-12个月	1年以上	不定期	投资连结	合计
2007年6月30日(经审计)	**754**	**430**	**1,039**	**–**	**–**	**2,223**
2006年12月31日(经审计)	327	865	1,015	–	–	2,207

下表列示了资产的预计收回及结付情况。

	(经审计) 2007年6月30日			
	流动*	**非流动**	**投资连结**	**合计**
货币资金	**73,719**	**7,558**	**2,512**	**83,789**
结算备付金	**1,591**	**–**	**–**	**1,591**
贵金属	**1**	**–**	**–**	**1**
拆出资金	**1,101**	**–**	**–**	**1,101**
交易性金融资产	**52,513**	**–**	**20,923**	**73,436**
衍生金融资产	**9**	**7**	**–**	**16**
买入返售金融资产	**11,148**	**–**	**1,706**	**12,854**
应收利息	**4,515**	**–**	**201**	**4,716**
应收保费	**5,209**	**98**	**–**	**5,307**
应收分保账款	**2,108**	**97**	**–**	**2,205**
应收分保未到期责任准备金	**1,893**	**1,155**	**–**	**3,048**
应收分保未决赔款准备金	**1,401**	**657**	**–**	**2,058**
应收分保寿险责任准备金	**7**	**–**	**–**	**7**
应收分保长期健康险责任准备金	**7**	**–**	**–**	**7**

2007年6月30日
人民币百万元

八、风险管理（续）

3. 财务风险（续）

(2) 流动性风险（续）

	（经审计）2007年6月30日			
	流动*	非流动	投资连结	合计
保户质押贷款	1,799	–	–	1,799
发放贷款及垫款	35,326	23,101	–	58,427
存出保证金	1,139	–	–	1,139
定期存款	15,034	28,960	6,509	50,503
可供出售金融资产	21,327	111,116	–	132,443
持有至到期投资	3,046	127,147	–	130,193
长期股权投资	–	211	–	211
商誉	–	475	–	475
存出资本保证金	–	1,520	–	1,520
投资性房地产	–	3,789	–	3,789
固定资产	–	6,839	–	6,839
无形资产	–	922	–	922
递延所得税资产	–	592	–	592
其他资产	1,792	2,324	39	4,155
资产合计	234,685	316,568	31,890	583,143

* 预期于资产负债表日起12个月内收回或结付

八、风险管理(续)

3. 财务风险(续)

(2) 流动性风险(续)

	(经审计) 2006年12月31日			
	流动*	非流动	投资连结	合计
货币资金	35,796	5,787	1,002	42,585
结算备付金	875	–	–	875
贵金属	111	–	–	111
拆出资金	1,727	–	–	1,727
交易性金融资产	26,823	–	17,180	44,003
衍生金融资产	10	11	–	21
买入返售金融资产	6,951	–	300	7,251
应收利息	3,208	–	41	3,249
应收保费	3,000	73	–	3,073
应收分保账款	746	49	–	795
应收分保未到期责任准备金	1,475	962	–	2,437
应收分保未决赔款准备金	1,220	504	–	1,724
保户质押贷款	1,381	–	–	1,381
发放贷款及垫款	27,886	21,266	–	49,152
存出保证金	334	–	–	334
定期存款	26,609	32,498	6,309	65,416
可供出售金融资产	744	94,456	–	95,200
持有至到期投资	1,845	127,405	–	129,250
长期股权投资	–	415	–	415
商誉	–	409	–	409
存出资本保证金	–	1,520	–	1,520
投资性房地产	–	1,660	–	1,660
固定资产	–	4,552	–	4,552
无形资产	–	940	–	940
递延所得税资产	–	888	–	888
其他资产	2,579	1,641	100	4,320
资产合计	143,320	295,036	24,932	463,288

* 预期于资产负债表日起12个月内收回或结付

2007年6月30日
人民币百万元

八、风险管理（续）

4. 资产与负债失配风险

本集团资产与负债管理的目标是匹配资产与负债的期限与利率。在目前的法规与市场环境下，本集团没有期限足够长的资产可供投资，以与保险及投资合同责任的期限相匹配。然而，如果目前法规与市场环境允许，本集团将通过延长资产期限，以匹配新产生的保证收益率较低的负债，并减小与现有的保证收益率较高的负债的差异。

5. 经营风险

经营风险是指由于缺乏足够的针对业务流程、人员和系统的内部控制，或内部控制失效、或由于不可控制的外部事件而引起损失的风险。本集团在管理其业务时会面临多种由于缺乏或忽略适当的授权、书面支持和确保操作与信息安全的程序，或由于员工的错误与舞弊而产生的风险。本集团努力尝试通过制订清晰的政策并要求记录完整的业务程序来确保交易经过适当授权、书面支持与记录来管理其经营风险。

九、关联方关系及交易

1. 关联方关系

(1) 存在控制关系的关联方

存在控制关系的关联方主要是本公司下属的子公司，其基本资料及与本公司的关系详见附注五。

(2) 不存在控制关系的关联方

关联方名称	与本公司的关系
汇丰控股有限公司(以下简称"汇丰控股")	股东的母公司
汇丰保险控股有限公司(以下简称"汇丰保险")	股东
香港上海汇丰银行有限公司(以下简称"汇丰银行")	股东

于2005年8月底，汇丰控股通过其全资子公司汇丰保险及汇丰银行将其于本公司的股权增加至19.90%。自此，汇丰控股及其子公司成为对本集团具有重大影响的关联方。于2007年6月30日，汇丰控股通过其子公司持有本公司的股权比例为16.79%。

(3) 于2007年6月30日，持有本公司5%以上股份的主要股东

股东名称	持股数量(股)	股份类别	占总股本比例(%)
汇丰保险控股有限公司	618,886,334	H股	8.43%
香港上海汇丰银行有限公司	613,929,279	H股	8.36%
深圳市投资控股有限公司	543,181,445	限售A股	7.40%
深圳市新豪时投资发展有限公司	389,592,366	限售A股	5.30%
源信行投资有限公司	380,000,000	限售A股	5.17%

2007年6月30日
人民币百万元

九、关联方关系及交易*(续)*

2. 关联方交易

(1) ***重大交易***

本集团从汇丰银行收到的银行存款利息收入如下：

	(经审计) **截至2007年 6月30日 止6个月期间**	(未经审计) 截至2006年 6月30日 止6个月期间
汇丰银行	**6**	10

(2) ***与关联方往来款项余额***

	(经审计) **2007年 6月30日**	(经审计) 2006年 12月31日
汇丰银行	**235**	710

(3) ***关键管理人员的报酬如下：***

	(经审计) **截至2007年 6月30日 止6个月期间**	(未经审计) 截至2006年 6月30日 止6个月期间
工资及其他短期雇员福利	**53**	42

关键管理人员包括本公司的董事、监事及公司章程中定义的高级管理人员。关键管理人员的虚拟期权费用(附注六54)未计入上述分析中。于2007年6月30日，本公司累计授予关键管理人员的虚拟期权为20百万单位(2006年12月31日－经审计：20百万单位)，计入本期间利润表的关键管理人员虚拟期权费用为人民币226百万元(截至2006年6月30日止6个月期间－未经审计：人民币79百万元)。

十、受托业务

	(经审计) **2007年** **6月30日**	(经审计) 2006年 12月31日
信托受托净资产	**28,676**	16,677
企业年金受托资产	**1,198**	634
委托贷款	**1,931**	2,120
合计	**31,805**	19,431

十一、或有事项

1. 担保

平安置业为若干由平安信托管理的信托项下的投资性房地产提供价值担保。于2007年6月30日，上述担保金额为人民币1.60亿元(2006年12月31日－经审计：4.26亿元)。

2. 诉讼

鉴于保险及金融服务的业务性质，本集团在开展正常业务时，会涉及各种估计、或有事项及法律诉讼，包括在诉讼中作为原告与被告及在仲裁中作为申请人与被申请人。上述纠纷所产生的不利影响主要包括保单及其他的索赔。本集团已对可能发生的损失计提准备，包括当管理层参考律师意见并能对上述诉讼结果做出合理估计后，对保单等索赔计提的准备。

对于无法合理预计结果及管理层认为败诉可能性极小的未决诉讼或可能的违约，不计提相关准备。对于上述未决诉讼，管理层认为最终裁定结果产生的义务将不会对本集团或其附属公司的财务状况和经营成果造成重大负面影响。

2007年6月30日
人民币百万元

十二、承诺事项

1. 资本承诺

本集团有关投资及物业开发的资本承诺如下：

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
已签约但未在账目中计提	**5,947**	3,431
已获授权但未签约	**1,036**	1,182
合计	**6,983**	4,613

2. 租赁承诺

本集团已签定的不可撤销经营租赁合同，在资产负債表日后以下会计期间需支付的最低租赁付款额如下：

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
1年以内(含1年)	**491**	453
1年以上至2年以内(含2年)	**337**	306
2年以上至3年以内(含3年)	**213**	197
3年以上	**216**	211
合计	**1,257**	1,167

3. 信贷承诺

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
贷款承诺		
其中：原到期日在1年以内	**2,977**	5,565
原到期日在1年或以上	**9,974**	7,258
开出信用证	**652**	734
开出保函	**7,404**	6,536
开出银行承兑汇票	**9,680**	9,017
其他	**4**	5
合计	**30,691**	29,115

十三、资产负债表日后事项

1. 截至2007年7月20日，本集团通过平安信托完成了对山西太长高速公路有限责任公司30%的股权、山西长普高速公路有限责任公司60%的股权及山西普焦高速公路有限责任公司60%的股权收购，价款合计人民币23亿元。

2. 于2007年8月16日，本公司董事会建议分派2007年度中期股息每普通股人民币0.20元，合计人民币14.69亿元。

十四、母公司财务报表项目附注

1. 货币资金

	(经审计) **2007年** **6月30日**	(经审计) 2006年 12月31日
现金	**1**	—
银行存款	**44,342**	3,139
其他货币资金	**115**	—
合计	**44,458**	3,139

2. 交易性金融资产

	(经审计) **2007年** **6月30日**	(经审计) 2006年 12月31日
债券		
国债	**24**	24
金融债	**1,291**	498
企业债	**1,211**	2,889
权益工具		
基金	**301**	417
股票	**2,491**	1,630
合计	**5,318**	5,458

3. 定期存款

	(经审计) **2007年** **6月30日**	(经审计) 2006年 12月31日
3个月以内(含3个月)	**100**	50
3个月至1年(含1年)	**300**	501
5年以上	**48**	225
合计	**448**	776

2007年6月30日
人民币百万元

十四、母公司财务报表项目附注(续)

4. 可供出售金融资产

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
债券		
国债	**2,002**	1,159
金融债	**782**	786
企业债	**212**	103
权益工具		
基金	**656**	22
股票	**1,803**	2,157
合计	**5,455**	4,227

本公司分类为可供出售金融资产的债券到期期限分析如下：

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
3个月以内(含3个月)	**–**	61
3个月至1年(含1年)	**1,015**	349
1年至2年(含2年)	**510**	1,154
2年至3年(含3年)	**480**	412
4年至5年(含5年)	**962**	42
5年以上	**29**	30
合计	**2,996**	2,048

十四、母公司财务报表项目附注(续)

5. 长期股权投资

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
平安寿险	**3,762**	3,762
平安产险	**2,973**	2,973
平安信托	**4,216**	4,216
深圳平安银行	**4,916**	4,916
平安海外控股	**561**	561
平安养老险	**485**	285
平安健康险	**475**	475
平安资产管理	**180**	180
合计	**17,568**	17,368

6. 递延所得税负债

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
金融资产公允价值的变动	**341**	172
虚拟期权费用	**(171)**	(79)
合计	**170**	93

7. 拆入资金

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
银行拆入	**1,416**	820
非银行金融机构拆入	**335**	—
合计	**1,751**	820

2007年6月30日
人民币百万元

十四、母公司财务报表项目附注(续)

8. 应付职工薪酬

	(经审计) 截至2007年6月30日止6个月期间			
	期初余额	本期增加额	本期减少额	期末余额
工资、奖金、津贴、补贴	**44**	**115**	**(115)**	**44**
职工福利费	**25**	**–**	**(5)**	**20**
社会保险费	**–**	**4**	**(1)**	**3**
工会经费及职工教育经费	**9**	**37**	**(3)**	**43**
以现金结算的股份支付	**508**	**272**	**–**	**780**
合计	**586**	**428**	**(124)**	**890**

9. 应交税费

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
企业所得税	**120**	51
营业税	**23**	20
其他	**36**	4
合计	**179**	75

10. 资本公积

		(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
股本溢价	*(1)*	**51,907**	14,835
可供出售金融资产公允价值变动		**207**	585
其他资本公积	*(2)*	**311**	311
合计		**52,425**	15,731

(1) 股本溢价为首次公开发行A股及H股所产生。

(2) 本公司在出资投入平安寿险与平安产险前,对本公司原寿险业务和产险业务进行资产评估。根据中华财务会计咨询有限公司出具的资产评估报告书中华评报字(2002)039号和(2002)038号,评估的净增值为人民币311百万元。

十四、母公司财务报表项目附注(续)

11. 投资收益

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
利息收入	**97**	250
债券	**84**	26
可供出售金融资产	**38**	23
以公允价值计量且其变动计入当期损益	**46**	3
定期存款	**10**	224
贷款及应收款	**10**	224
其他	**3**	—
贷款及应收款	**3**	—
股息收入	**3,760**	4,940
基金	**297**	—
可供出售金融资产	**73**	—
以公允价值计量且其变动计入当期损益	**224**	—
股权投资	**3,463**	4,940
长期股权投资	**3,386**	4,934
可供出售金融资产	**68**	6
以公允价值计量且其变动计入当期损益	**9**	—
已实现收益	**1,054**	26
债券	**23**	3
以公允价值计量且其变动计入当期损益	**23**	3
基金	**60**	17
可供出售金融资产	**96**	17
以公允价值计量且其变动计入当期损益	**(36)**	—
股票	**971**	6
可供出售金融资产	**29**	—
以公允价值计量且其变动计入当期损益	**942**	6
卖出回购证券及拆入资金利息支出	**(33)**	(3)
合计	**4,878**	5,213

2007年6月30日
人民币百万元

十四、母公司财务报表项目附注*(续)*

12. 公允价值变动收益

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
交易性金融工具		
债券	**(111)**	16
基金	**(21)**	–
股票	**491**	53
合计	**359**	69

13. 营业税金及附加

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
营业税	**52**	3
城市维护建设税	**1**	–
教育费附加	**1**	–
合计	**54**	3

14. 业务及管理费

本公司业务及管理费包括以下费用：

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
工资及福利费	**115**	88
社会统筹保险	**4**	4
固定资产折旧费	**7**	4
无形资产摊销	**3**	2

十四、母公司财务报表项目附注(续)

15. 所得税费用

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
当期所得税	**141**	27
递延所得税	**38**	11
合计	**179**	38

本公司所得税费用与会计利润的关系如下：

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
税前利润	**4,783**	5,039
以适用税率15%计算的所得税	**717**	756
税率变动的税务影响	**68**	—
不可抵扣的费用对确定应税所得的税务影响	**41**	18
免税收入对确定应税所得的税务影响	**(647)**	(736)
合计	**179**	38

2007年6月30日
人民币百万元

十四、母公司财务报表项目附注*(续)*

16. 现金流量表补充资料

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
(1) 将净利润调节为经营活动现金流量		
净利润	**4,604**	5,001
加：固定资产折旧	**7**	4
无形资产摊销	**3**	2
长期待摊费用摊销	**1**	1
公允价值变动收益	**(359)**	(69)
投资收益	**(4,878)**	(5,213)
汇兑损失	**25**	5
递延所得税负债的增加	**39**	6
经营性应收项目的减少／(增加)	**96**	(64)
经营性应付项目的增加	**227**	167
经营活动产生的现金流量净额	**(235)**	(160)

(2) 现金及现金等价物净增加情况

	(经审计) 截至2007年 6月30日 止6个月期间	(未经审计) 截至2006年 6月30日 止6个月期间
现金的期末余额	**44,458**	334
减：现金的期初余额	**(3,139)**	(120)
加：现金等价物的期末余额	**1,305**	28
减：现金等价物的期初余额	**(309)**	(2,517)
现金及现金等价物增加净额	**42,315**	(2,275)

十四、母公司财务报表项目附注(续)

16. 现金流量表补充资料(续)

(3) 现金及现金等价物

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
现金		
库存现金	**1**	—
可随时用于支付的银行存款	**44,342**	3,139
可随时用于支付的其他货币资金	**115**	—
小计	**44,458**	3,139
现金等价物		
三个月以内到期的债券投资	**1,293**	299
货币市场基金	**12**	10
小计	**1,305**	309
年/期末现金及现金等价物余额	**45,763**	3,448

2007年6月30日
人民币百万元

十四、母公司财务报表项目附注*(续)*

17. 关联方交易

(1) 本公司于本期间与下属子公司之间的关联方交易如下：

	(经审计) 截至2007年 6月30日止 6个月期间	(未经审计) 截至2006年 6月30日止 6个月期间
银行存款利息收入		
深圳平安银行	**96**	–
平安银行	**3**	2
平安证券	**1**	–
合计	**100**	2
拆入资金利息支出		
平安产险	**5**	–
平安寿险	**4**	–
合计	**9**	–
资产管理费		
平安资产管理	**2**	1
物业管理费		
平安物业	**7**	–
交易席位租用费		
平安证券	**1**	–
股利收入		
平安产险	**–**	570
平安寿险	**3,386**	4,364

十四、母公司财务报表项目附注（续）

17. 关联方交易（续）

(2) 本公司与下属子公司的关联方往来款项余额：

	(经审计) 2007年 6月30日	(经审计) 2006年 12月31日
银行存款		
深圳平安银行	**38,362**	–
平安银行	**802**	801
合计	**39,164**	801
拆入资金		
平安寿险	**152**	–
平安产险	**183**	–
合计	**335**	–
交易保证金		
平安证券	**115**	2
其他应收款		
平安养老	**–**	200
平安资产管理	**300**	–
深圳平安银行	**10**	–
合计	**310**	200
其他应付款		
平安寿险	**13**	3
平安产险	**–**	1
平安证券	**–**	1
平安海外控股	**2**	–
合计	**15**	5

2007年6月30日
人民币百万元

十四、母公司财务报表项目附注*（续）*

17. 关联方交易*（续）*

(3) 本公司向下属子公司提供的担保如下：

	（经审计） 2007年 6月30日	（经审计） 2006年 12月31日
平安证券	**800**	800
平安信托	**300**	300
平安海外控股	**487**	500
合计	**1,587**	1,600

十五、比较数字

若干比较数字已重新编排，以符合本期间之呈报形式。

十六、财务报表之批准

本财务报表业经本公司董事会于2007年8月16日批准。

1. 中国会计准则与国际财务报告准则编报差异调节表

按中国会计准则编制的财务报表与按国际财务报告准则编制的财务报表的主要差异如下：

合并净利润	注释	(经审计) **截至2007年6月30日止6个月期间** **人民币百万元**	(未经审计) 截至2006年6月30日止6个月期间 人民币百万元
按中国会计准则编制的本财务报表		**8,063**	3,945
未到期责任准备金	*(i)*	**(86)**	(102)
寿险责任准备金	*(ii)*	**(2,106)**	(2,249)
递延保单获得成本	*(iii)*	**4,136**	2,611
递延所得税	*(iv)*	**(301)**	(136)
少数股东权益及其他		**(16)**	30
按国际财务报告准则编制的财务报表		**9,690**	4,099

合并股东权益	注释	(经审计) **2007年6月30日** **人民币百万元**	(经审计) 2006年12月31日 人民币百万元
按中国会计准则编制的本财务报表		**93,396**	45,260
未到期责任准备金	*(i)*	**–**	86
寿险责任准备金	*(ii)*	**(32,380)**	(30,023)
递延保单获得成本	*(iii)*	**36,069**	31,866
递延所得税	*(iv)*	**(966)**	(687)
少数股东权益及其他		**(86)**	(127)
按国际财务报告准则编制的财务报表		**96,033**	46,375

上述金额为扣除少数股东权益后的金额。

注释：

(i) 在中国会计准则报表中，寿险子公司提取的未到期责任准备金不应低于当期自留保费收入的50%。在国际财务报告准则报表中，本集团按精算方法(1/365法)确定未到期责任准备金。

(ii) 在中国会计准则报表中，寿险责任准备金是根据中国保监会的有关精算规定计算。在国际财务报告准则报表中，本集团按照《国际财务报告准则第4号－保险合同》的规定及参照美国会计准则的要求计算各项寿险责任准备金。

(iii) 在中国会计准则报表中，佣金、手续费等新业务的保单获得成本于发生时计入损益。在国际财务报告准则报表中，本集团按照《国际财务报告准则第4号－保险合同》的规定及参照美国会计准则的要求，将佣金、手续费等保单获得成本予以递延，根据其所属险种不同，分别在预计保单年限内以预期保费收入的固定比例摊销，或在保单年限内以预计实现的毛利润现值的固定比例摊销。

(iv) 根据《国际会计准则第12号－所得税会计》，上述各项中国会计准则报表与国际财务报告准则报表的差异均为暂时性差异。因此，本集团按上述差异及估计未来转回时将适用的所得税税率确认递延所得税资产和负债。

2. 新旧会计准则净利润差异调节表

本公司属于原同时按照中国会计准则及国际财务报告准则对外提供财务报表的A股及H股上市公司。根据《企业会计准则第38号－首次执行企业会计准则》和财政部会计准则委员会2007年2月1日发布的《企业会计准则实施问题专家工作组意见》的要求，本集团根据取得的相关信息，对因会计政策变更所涉及的相关交易和事项进行了追溯调整，并将会计政策在本财务报表所涵盖的各会计期间中一贯地采用。

根据中国证监会《公开发行证券的公司信息披露规范问答第7号－新旧会计准则过渡期间比较财务会计信息的编制和披露》(证监会计字[2007]10号)的规定，本集团编制了新旧会计准则净利润差异调节表，列示对截至2006年6月30日止6个月期间利润表的追溯调整情况。

项目(人民币百万元)	(未经审计) 金额
截至2006年6月30日止6个月期间净利润(原会计准则)	2,670
长期股权投资差额	20
金融资产	1,730
未决赔款准备金	(337)
土地使用权	(7)
递延所得税	(119)
其他及少数股东损益	(12)
截至2006年6月30日止6个月期间净利润(新会计准则)	3,945

上述净利润为扣除少数股东损益后的净利润。

2 RECONCILIATION STATEMENTS FOR THE PROFIT AND LOSS DIFFERENCES BETWEEN NEW AND OLD PRC ACCOUNTING STANDARDS

The Company is listed in both the A and H share stock market and needs to prepare financial statements using PRC GAAP and International Financial Reporting Standards for investors of both markets. In accordance with the ASBE No. 38 – First-Time Adoption of ASBE and Experts' Opinions on Implementation of ASBE Issued by the Ministry of Finance on February 1, 2007, the Group has restated its comparative figures retrospectively as a result of the change in accounting policies and consistently applied the accounting policies for the accounting periods covered by this financial statements.

In accordance with Question and Answer No.7 Regarding the Rules on Information Disclosure for Companies that Public Offer Securities – Compilation and Disclosure of Comparative Financial and Accounting Information During the Transition Period between the New and Old Accounting Standards (Zheng Jian Kuai Ji Zi [2007] Num.10) issued by the China Securities Regulatory Commission (the "CSRC") on February 25, 2007, the Group prepared the reconciliation statements for the profit and loss differences between New and Old PRC accounting standards to show the impact of the restatements on the Group's profit and loss statement for the period ended June 30, 2006.

Details (in RMB million)	**(Unaudited) Amount**
Net profit for the six months ended June 30, 2006 (Old GAAP)	2,670
Goodwill	20
Financial assets	1,730
Claim reserves	(337)
Land use right	(7)
Deferred income tax	(119)
Changes in presentation of minority interests	(12)
Net profit for the six months ended June 30, 2006 (New GAAP)	3,945

Minority interests have been deducted from the above net profits.

1. RECONCILIATION OF GAAP DIFFERENCES BETWEEN PRC ACCOUNTING STANDARDS AND IFRS

The material GAAP differences between PRC Accounting Standards and IFRS in preparing financial statements are as follows:

Consolidated net profit	Notes	**(Audited) For the six months ended June 30, 2007 in RMB million**	(Unaudited) For the six months ended June 30, 2006 in RMB million
Financial statements prepared in accordance with PRC Accounting Standards		**8,063**	3,945
Unearned premium reserves	*(i)*	**(86)**	(102)
Policyholders' reserves	*(ii)*	**(2,106)**	(2,249)
Deferred policy acquisition costs	*(iii)*	**4,136**	2,611
Deferred tax	*(iv)*	**(301)**	(136)
Minority interests and others		**(16)**	30
Financial statements prepared in accordance with IFRS		**9,690**	4,099

Consolidated equity	Notes	**(Audited) June 30, 2007 in RMB million**	(Audited) December 31, 2006 in RMB million
Financial statements prepared in accordance with PRC Accounting Standards		**93,396**	45,260
Unearned premium reserves	*(i)*	**–**	86
Policyholders' reserves	*(ii)*	**(32,380)**	(30,023)
Deferred policy acquisition costs	*(iii)*	**36,069**	31,866
Deferred tax	*(iv)*	**(966)**	(687)
Minority Interests and others		**(86)**	(127)
Financial statements prepared in accordance with IFRS		**96,033**	46,375

Minority interests have been deducted from the above amounts.

Notes:

(i) Under PRC Accounting Standards, unearned premium reserves of life insurance businesses should be no less than 50% of the net premium for the current period. Under IFRS, unearned premium reserves are provided using actuarial valuation results (1/365 method).

(ii) Under PRC Accounting Standards, policyholders' reserves are provided in accordance with related actuarial regulations released by CIRC. Under IFRS, policyholders' reserves are provided in accordance with IFRS 4 Insurance Contracts and by reference to US GAAP.

(iii) Under PRC Accounting Standards, handling costs and commission expenses of acquiring new policies are recognized in the income statement when incurred. Under IFRS, handling costs and commission expenses of acquiring new policies are deferred and amortized by category in proportion to expected premiums over the life of the insurance contracts or the present value of estimated gross profits expected to be realized over the life of the insurance contracts, in accordance with IFRS 4 Insurance Contracts and by reference to US GAAP.

(iv) The above differences between PRC Accounting Standards and IFRS are temporary differences in accordance with IAS 12 Income Taxes. The Group recognizes deferred tax assets on the basis of the above differences and the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(in RMB million)

XIV. NOTES TO FINANCIAL STATEMENTS OF THE COMPANY *(Continued)*

17. Related party transactions *(Continued)*

(3) Guarantees provided by the Company to its subsidiaries:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Ping An Securities	**800**	800
Ping An Trust	**300**	300
Ping An Overseas Holdings	**487**	500
Total	**1,587**	1,600

XV. COMPARATIVE FIGURES

Certain comparative figures have been restated to conform to current period's presentation.

XVI. APPROVAL OF FINANCIAL STATEMENTS

The financial statements have been approved by the Company's board of directors on August 16, 2007.

XIV. NOTES TO FINANCIAL STATEMENTS OF THE COMPANY *(Continued)*

17. Related party transactions *(Continued)*

(2) Balances with the subsidiaries of the Company:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Bank deposits		
Shenzhen Ping An Bank	**38,362**	–
Ping An Bank	**802**	801
Total	**39,164**	801
Placement		
Ping An Life	**152**	–
Ping An Property and Casualty	**183**	–
Total	**335**	–
Margin deposits		
Ping An Securities	**115**	2
Other receivables		
Ping An Annuity	–	200
Ping An Asset Management	**300**	–
Shenzhen Ping An Bank	**10**	–
Total	**310**	200
Other payables		
Ping An Life	**13**	3
Ping An Property and Casualty	–	1
Ping An Securities	–	1
Ping An Overseas Holdings	**2**	–
Total	**15**	5

June 30, 2007
(in RMB million)

XIV. NOTES TO FINANCIAL STATEMENTS OF THE COMPANY *(Continued)*

17. Related party transactions

(1) Related party transactions between the Company and the subsidiaries of the Company for the current period are as follows:

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Interest income from bank deposits		
Shenzhen Ping An Bank	**96**	–
Ping An Bank	**3**	2
Ping An Securities	**1**	–
Total	**100**	2
Interest expense of placement		
Ping An Property and Casualty	**5**	–
Ping An Life	**4**	–
Total	**9**	–
Asset management fees		
Ping An Asset Management	**2**	1
Property management Fees		
Ping An Property	**7**	–
Membership fees		
Ping An Securities	**1**	–
Dividend income		
Ping An Property and Casualty	**–**	570
Ping An Life	**3,386**	4,364

XIV. NOTES TO FINANCIAL STATEMENTS OF THE COMPANY *(Continued)*

16. Notes to Cash Flow Statements *(Continued)*

(3) Cash and cash equivalents

	(Audited) June 30, 2007	(Audited) December 31, 2006
Cash		
Cash on hand	**1**	–
Cash at bank readily available for payments	**44,342**	3,139
Other monetary funds readily available for payments	**115**	–
Subtotal	**44,458**	3,139
Cash equivalents		
Bonds within 3 months	**1,293**	299
Money market fund	**12**	10
Subtotal	**1,305**	309
Cash and cash equivalents at end of year/period	**45,763**	3,448

June 30, 2007
(in RMB million)

XIV. NOTES TO FINANCIAL STATEMENTS OF THE COMPANY *(Continued)*

16. Notes to Cash Flow Statements

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
(1) Reconciliation of net profit to cash flows from operating activities:		
Net profit	**4,604**	5,001
Add:		
Depreciation of fixed assets	**7**	4
Amortization of intangible assets	**3**	2
Amortization of long-term deferred expenses	**1**	1
Gains from changes in fair values	**(359)**	(69)
Investment income	**(4,878)**	(5,213)
Foreign exchange losses	**25**	5
Increase in deferred income tax liabilities	**39**	6
Decrease/(increase) in operating receivables	**96**	(64)
Increase in operating payables	**227**	167
Net cash flows from operating activities	**(235)**	(160)

(2) Net increase in cash and cash equivalents:

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Cash at end of period	**44,458**	334
Less: Cash at beginning of period	**(3,139)**	(120)
Add: Cash equivalents at end of period	**1,305**	28
Less: Cash equivalents at beginning of period	**(309)**	(2,517)
Net increase in cash and cash equivalents	**42,315**	(2,275)

XIV. NOTES TO FINANCIAL STATEMENTS OF THE COMPANY *(Continued)*

15. Income taxes

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Current income tax	**141**	27
Deferred income tax	**38**	11
Total	**179**	38

The relationship between the Company's income tax expenses and accounting profit is as follows:

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Profit before tax	**4,783**	5,039
Tax computed at the applicable tax rate of 15%	**717**	756
Tax effect of change in tax rate	**68**	-
Tax effect of expenses not deductible in determining taxable income	**41**	18
Tax effect of income not taxable in determining taxable income	**(647)**	(736)
Total	**179**	38

June 30, 2007
(in RMB million)

XIV. NOTES TO FINANCIAL STATEMENTS OF THE COMPANY *(Continued)*

12. Gains from changes in fair values

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Held-for-trading financial instruments		
Bonds	**(111)**	16
Funds	**(21)**	–
Stocks	**491**	53
Total	**359**	69

13. Business tax and surcharges

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Business tax	**52**	3
City maintenance and construction tax	**1**	–
Education surcharges	**1**	–
Total	**54**	3

14. General and administrative expenses

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Salaries and welfare	**115**	88
Social insurance	**4**	4
Depreciation of fixed assets	**7**	4
Amortization of intangible assets	**3**	2

XIV. NOTES TO FINANCIAL STATEMENTS OF THE COMPANY *(Continued)*

11. Investment income

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Interest income	**97**	250
Bonds	**84**	26
Available-for-sale	**38**	23
At fair value through profit or loss	**46**	3
Term deposits	**10**	224
Loans and receivables	**10**	224
Others	**3**	–
Loans and receivables	**3**	–
Dividend income	**3,760**	4,940
Funds	**297**	–
Available-for-sale	**73**	–
At fair value through profit or loss	**224**	–
Equity investments	**3,463**	4,940
Long-term equity investment	**3,386**	4,934
Available-for-sale financial assets	**68**	6
At fair value through profit or loss	**9**	–
Realized gains	**1,054**	26
Bonds	**23**	3
At fair value through profit or loss	**23**	3
Funds	**60**	17
Available-for-sale	**96**	17
At fair value through profit or loss	**(36)**	-
Stocks	**971**	6
Available-for-sale	**29**	–
At fair value through profit or loss	**942**	6
Interest expenses on assets sold under agreements to repurchase	**(33)**	(3)
Total	**4,878**	5,213

June 30, 2007
(in RMB million)

XIV. NOTES TO FINANCIAL STATEMENTS OF THE COMPANY *(Continued)*

8. Salary and welfare payable

	(Audited) For the six months ended June 30, 2007			
	Beginning of period	Accruals	Payments	End of period
Salary, bonus, allowance	44	115	(115)	44
Staff welfare	25	–	(5)	20
Social insurance	–	4	(1)	3
Labor union fund and employee education fund	9	37	(3)	43
Shares paid by cash	508	272	–	780
Total	586	428	(124)	890

9. Taxes payable

	(Audited) June 30, 2007	(Audited) December 31, 2006
Corporate income tax	120	51
Business tax	23	20
Others	36	4
Total	179	75

10. Capital reserves

		(Audited) June 30, 2007	(Audited) December 31, 2006
Share premium	(1)	51,907	14,835
Fair value of financial assets		207	585
Other capital reserves	(2)	311	311
Total		52,425	15,731

(1) The share premium was due to the initial public offering of A shares and H shares.

(2) The Company arranged for a revaluation of its life insurance and property and casualty insurance business prior to its asset contributions into Ping An Life and Ping An Property & Casualty. In accordance with asset valuation reports Zhonghuapingbaozi [2002] No.039 and [2002] No.038 issued by Chinese Finance Appraisal Co., Ltd., the net valuation surplus amounted to RMB311 million.

XIV. NOTES TO FINANCIAL STATEMENTS OF THE COMPANY *(Continued)*

5. Long-term equity investments

	(Audited) June 30, 2007	(Audited) December 31, 2006
Ping An Life	**3,762**	3,762
Ping An Property & Casualty	**2,973**	2,973
Ping An Trust	**4,216**	4,216
Shenzhen Ping An Bank	**4,916**	4,916
Ping An Overseas Holdings	**561**	561
Ping An Annuity	**485**	285
Ping An Health	**475**	475
Ping An Assets Management	**180**	180
Total	**17,568**	17,368

6. Deferred tax liabilities

	(Audited) June 30, 2007	(Audited) December 31, 2006
Changes in fair values of financial assets	**341**	172
Share appreciation rights	**(171)**	(79)
Total	**170**	93

7. Placements from banks and other financial institutions

	(Audited) June 30, 2007	(Audited) December 31, 2006
Due from Bank	**1,416**	820
Due from other financial institutions	**335**	-
Total	**1,751**	820

June 30, 2007
(in RMB million)

XIV. NOTES TO FINANCIAL STATEMENTS OF THE COMPANY *(Continued)*

4. Available-for-sale financial assets

	(Audited) June 30, 2007	(Audited) December 31, 2006
Bonds		
Government Bonds	**2,002**	1,159
Financial Bonds	**782**	786
Corporate Bonds	**212**	103
Equity instruments		
Funds	**656**	22
Stocks	**1,803**	2,157
Total	**5,455**	4,227

Terms of bonds which were classified as available-for-sale financial assets are as follows:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Less than 3 months (including 3 months)	**–**	61
3 months – 1 year (including 1 year)	**1,015**	349
1-2 years (including 2 years)	**510**	1,154
2-3 years (including 3 years)	**480**	412
4-5 years (including 5 years)	**962**	42
More than 5 years	**29**	30
Total	**2,996**	2,048

XIII. POST BALANCE SHEET EVENTS

1. As of July 20, 2007, the Group has acquired 30% shares of Shanxi Taichang Highway Ltd., 60% shares of Shanxi Changjin Highway Ltd. and 60% shares of Shanxi Jiaojin Highway Ltd. through Ping An Trust. The cost for the above acquisitions amount to RMB2.3 billion.

2. On August 16, 2007, the board of directors of the Group proposed an interim dividend of RMB0.20 per share totaling RMB1,469 million to be paid for the half year ended June 30, 2007.

XIV. NOTES TO FINANCIAL STATEMENTS OF THE COMPANY

1. Cash on hand and at bank

	(Audited) June 30, 2007	(Audited) December 31, 2006
Cash on hand	**1**	–
Cash at bank	**44,342**	3,139
Other monetary funds	**115**	–
Total	**44,458**	3,139

2. Held-for-trading financial assets

	(Audited) June 30, 2007	(Audited) December 31, 2006
Bonds		
Government Bonds	**24**	24
Financial Bonds	**1,291**	498
Corporate Bonds	**1,211**	2,889
Equity instruments		
Funds	**301**	417
Stocks	**2,491**	1,630
Total	**5,318**	5,458

3. Term deposits

	(Audited) June 30, 2007	(Audited) December 31, 2006
Less than 3 months (including 3 months)	**100**	50
3 months – 1 year (including 1 year)	**300**	501
More than 5 years	**48**	225
Total	**448**	776

June 30, 2007
(in RMB million)

XII. COMMITMENTS

1. Capital commitments

The Group has the following capital commitments relating to property development projects and investments:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Contracted, but not provided for	**5,947**	3,431
Authorized, but not contracted for	**1,036**	1,182
Total	**6,983**	4,613

2. Rental commitments

Future minimum rent payables under non-cancelable operating leases are as follows:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Within 1 year (1 year included)	**491**	453
1-2 years (2 years included)	**337**	306
2-3 years (3 years included)	**213**	197
More than 3 years	**216**	211
Total	**1,257**	1,167

3. Credit commitments

	(Audited) June 30, 2007	(Audited) December 31, 2006
Loan commitment		
Original maturities within 1 year	**2,977**	5,565
Original maturities more than one year and above	**9,974**	7,258
Letter of credit issued	**652**	734
Acceptance issued	**7,404**	6,536
Guarantee issued	**9,680**	9,017
Others	**4**	5
Total	**30,691**	29,115

X. FIDUCIARY BUSINESS

	(Audited) June 30, 2007	(Audited) December 31, 2006
Net assets under trust scheme	**28,676**	16,677
Net assets under corporate annuity scheme	**1,198**	634
Entrusted loans	**1,931**	2,120
Total	**31,805**	19,431

XI. CONTINGENCES

1. Guarantee

Ping An Real Estate provided guarantees for several loans under trust schemes managed by Ping An Trust. As at June 30, 2007, guarantees provided amount to RMB160 million (audited December 31, 2006: RMB426 million).

2. Litigation

Owing to the nature of insurance and financial service business, the Group is involved in estimates, contingencies and legal proceedings in the ordinary course of business, including being the plaintiff or the defendant in litigation and arbitration. The adverse effect of above mentioned events mostly involve claims on the Group's insurance policies and other claims. Provision has been made for the probable losses to the Group, where management can reasonably estimate the outcome of the lawsuits taking into account of any legal advice.

No provision has been made for pending lawsuits or possible violations of contracts when the outcome cannot be reasonably estimated or management believes the probability of losing the lawsuit is low or remote. For pending lawsuits, management also believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group or any of its subsidiaries.

June 30, 2007
(in RMB million)

IX. RELATED PARTY RELATIONSHIP AND TRANSACTION *(Continued)*

2. Related parties transactions

(1) Significant transactions with related parties

Interest income earned by the Group from HSBC:

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
HSBC	**6**	10

(2) Balances with related parties

	(Audited) June 30, 2007	(Audited) December 31, 2006
HSBC	**235**	710

(3) Compensation for key management personnel is as below:

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Salaries and other short-term employee benefits	**53**	42

Key management personnel comprise the Company's directors, supervisors and senior officers as defined in the Company's articles of association. The compensation expenses for share appreciation rights granted to (Note VI, 54) key management personnel are not included in the above analysis. As at June 30, 2007, the cumulative number of units in share appreciation rights granted to key management personnel is 20 million (audited December 31, 2006: 20 millions). The related expense in respect of share appreciation rights granted to key management personnel recognized in current income statement is RMB226 million (unaudited six months ended June 30, 2006: RMB79 million).

IX. RELATED PARTY RELATIONSHIP AND TRANSACTION

1. Related party relationship

(1) Related parties with control relationship

The Company's related parties where control exists are mainly subsidiaries of the Company. For details, please refer to Note V.

(2) Related parties without control relationship

Name of related parties	Relationship with the Company
HSBC Holdings Limited ("HSBC Holdings")	Parent of shareholder
HSBC Insurance Holdings Limited ("HSBC Insurance")	Shareholder
The Honkong and Shanghai Banking Corporation Limited ("HSBC")	Shareholder

In late August 2005, HSBC Holdings through its wholly owned subsidiaries, HSBC Insurance and HSBC, held 19.90% of the Company's share. Since then, HSBC Holdings and its subsidiaries became the Company's related parties with significant influence over the Group. As at June 30, 2007, HSBC Holdings holds 16.79% share of the Company through its subsidiaries.

(3) Shareholders who hold more than 5% shares of the Company as at June 30, 2007 are as follows:

Name of the shareholders	Number of Shares Held	Type of Shares	Percentage of Total Shares (%)
HSBC Insurance Holdings Limited	618,886,334	H-Share	8.43%
The Hongkong and Shanghai Banking Company Limited	613,929,279	H-Share	8.36%
Shenzhen Investment Holdings Co., Ltd.	543,181,445	Non-tradable A-Share	7.40%
Shenzhen New Horse Investment Development Co., Ltd.	389,592,366	Non-tradable A-Share	5.30%
Yuan Trust Investment Co., Ltd.	380,000,000	Non-tradable A-Share	5.17%

June 30, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

4. Mismatching risk of asset and liability

The objective of the Group's asset and liability management is to match assets with liabilities on the basis of both duration and interest rate. In the current regulatory and market environment, however, the Group is unable to invest in assets that have duration of sufficient length to match the duration of its insurance and investment contract liabilities. When the current regulatory and market environment permits, however, the Group will lengthen the duration of its assets by matching the new liabilities of lower guarantee rates, while narrowing the gap of existing liabilities of higher guarantee rates.

5. Operational risk

Operational risk is the risk of loss resulting from inadequate or failure of proper internal controls on business processes, people and systems or from uncontrollable external events. The Group is exposed to many types of operational risks in the conduct of its business from inadequate or failure to obtain proper authorizations, supporting documentations and ensuring operational and informational security procedures as well as from frauds or errors by employees. The Group attempts to manage operational risk by establishing clear policies and requiring well-documented business processes to ensure transactions are properly authorized, supported and recorded.

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(b) Liquidity risk *(Continued)*

	(Audited) December 31, 2006			
	Current*	Non-current	Investment-linked	Total
Cash on hand and at bank	35,796	5,787	1,002	42,585
Balances with clearing companies	875	–	–	875
Precious metal	111	–	–	111
Placement with banks and other financial institutions	1,727	–	–	1,727
Held-for-trading financial assets	26,823	–	17,180	44,003
Derivative financial assets	10	11	–	21
Assets purchased under agreements to repurchase	6,951	–	300	7,251
Interest receivables	3,208	–	41	3,249
Premium receivables	3,000	73	–	3,073
Due from reinsurers	746	49	–	795
Unearned premium reserves receivable from reinsurers	1,475	962	–	2,437
Claim reserves receivable from reinsurers	1,220	504	–	1,724
Policy loans	1,381	–	–	1,381
Loans and advances to customers	27,886	21,266	–	49,152
Deposits with sticks and future exchanges	334	–	–	334
Term deposits	26,609	32,498	6,309	65,416
Available-for-sale financial assets	744	94,456	–	95,200
Held-to-maturity investments	1,845	127,405	–	129,250
Long-term equity investments	–	415	–	415
Goodwill	–	409	–	409
Statutory deposits	–	1,520	–	1,520
Investments properties	–	1,660	–	1,660
Fixed assets	–	4,552	–	4,552
Intangible assets	–	940	–	940
Deferred tax assets	–	888	–	888
Other assets	2,579	1,641	100	4,320
Total assets	143,320	295,036	24,932	463,288

* Expected recovery or settlement within 12 months from the balance sheet date.

June 30, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(b) Liquidity risk *(Continued)*

	(Audited) June 30, 2007			
	Current*	Non-current	Investment-linked	Total
Policy loans	1,799	–	–	1,799
Loans and advances to customers	35,326	23,101	–	58,427
Deposits with stocks and future exchanges	1,139	–	–	1,139
Term deposits	15,034	28,960	6,509	50,503
Available-for-sale financial assets	21,327	111,116	–	132,443
Held-to-maturity investments	3,046	127,147	–	130,193
Long-term equity investments	–	211	–	211
Goodwill	–	475	–	475
Statutory deposits	–	1,520	–	1,520
Investments properties	–	3,789	–	3,789
Fixed assets	–	6,839	–	6,839
Intangible assets	–	922	–	922
Deferred tax assets	–	592	–	592
Other assets	1,792	2,324	39	4,155
Total assets	234,685	316,568	31,890	583,143

* Expected recovery or settlement within 12 months from the balance sheet date.

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(b) Liquidity risk *(Continued)*

The table below summarises the maturity profile of the notional amount of derivative financial liabilities of the Group based on remaining contractual obligations (H-share).

	Less than 3 months	3 to 12 months	Over 1 year	Undated	Investment-linked	Total
June 30, 2007 (Audited)	**754**	**430**	**1,039**	**–**	**–**	**2,223**
December 31, 2006 (Audited)	327	865	1,015	–	–	2,207

The table below summarises the expected recovery or settlement of assets.

	(Audited) June 30, 2007			
	Current*	**Non-current**	**Investment-linked**	**Total**
Cash on hand and at bank	**73,719**	**7,558**	**2,512**	**83,789**
Balances with clearing companies	**1,591**	**–**	**–**	**1,591**
Precious metal	**1**	**–**	**–**	**1**
Placement with banks and other financial institutions	**1,101**	**–**	**–**	**1,101**
Held-for-trading financial assets	**52,513**	**–**	**20,923**	**73,436**
Derivative financial assets	**9**	**7**	**–**	**16**
Assets purchased under agreements to repurchase	**11,148**	**–**	**1,706**	**12,854**
Interest receivables	**4,515**	**–**	**201**	**4,716**
Premium receivables	**5,209**	**98**	**–**	**5,307**
Due from reinsurers	**2,108**	**97**	**–**	**2,205**
Unearned premium reserves receivable from reinsurers	**1,893**	**1,155**	**–**	**3,048**
Claim reserves receivable from reinsurers	**1,401**	**657**	**–**	**2,058**
Policyholders' reserves for life insurance receivable from reinsurers	**7**	**–**	**–**	**7**
Long-term reserves for health insurance receivable from reinsurers	**7**	**–**	**–**	**7**

(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(b) Liquidity risk *(Continued)*

	(Audited) December 31, 2006						
	Past due	Less than 3 months	3 to 12 months	Over 1 year	Undated	Investment-linked	Total
Short-term borrowings	-	-	527	-	-	-	527
Due to banks and other financial institutions	-	3,234	231	-	-	-	3,465
Guarantee deposits	-	3,991	1,519	52	-	-	5,562
Placement from banks and other financial institutions	-	992	-	-	-	-	992
Derivative financial liabilities	-	19	119	286	-	-	424
Assets sold under agreements to repurchase	-	11,770	1,172	494	-	1,137	14,573
Customer bank deposits	-	53,850	9,637	4,036	-	-	67,523
Customer brokerage deposits	-	-	-	-	3,750	-	3,750
Premiums received in advance	-	1,352	-	-	-	-	1,352
Handling charges and commission payable	-	894	-	-	-	-	894
Due to reinsurers	-	512	234	-	-	-	746
Salary and welfare	-	1,077	172	543	341	-	2,133
Interest payable	-	131	118	38	-	-	287
Claim payable	-	3,981	-	-	-	-	3,981
Policyholder dividend payable	-	4,107	-	-	-	-	4,107
Policyholder deposits and investments	-	58	-	242	-	3,749	4,049
Long-term borrowings	-	-	-	155	-	-	155
Other liabilities	-	549	181	118	915	208	1,971
Total	-	86,517	13,910	5,964	5,006	5,094	116,491

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(b) Liquidity risk *(Continued)*

	(Audited) June 30, 2007						
	Past due	Less than 3 months	3 to 12 months	Over 1 year	Undated	Investment-linked	Total
Short-term borrowings	-	-	557	-	-	-	557
Due to banks and other financial institutions	-	5,079	239	-	-	-	5,318
Guarantee deposits	54	3,862	1,936	52	-	-	5,904
Placement from banks and other financial institutions	-	1,871	-	-	-	-	1,871
Derivative financial liabilities	-	229	95	241	-	-	565
Assets sold under agreements to repurchase	-	21,705	1,100	-	-	78	22,883
Customer bank deposits	-	41,862	17,106	4,122	-	-	63,090
Customer brokerage deposits	-	-	-	-	9,846	-	9,846
Premiums received in advance	-	664	2	-	-	-	666
Handling charges and commission payable	-	1,427	-	-	-	-	1,427
Due to reinsurers	-	2,162	624	-	-	-	2,786
Salary and welfare payable	-	1,705	420	823	433	-	3,381
Interest payable	-	137	179	39	-	-	355
Claim payable	-	4,274	-	-	-	-	4,274
Policyholder dividend payable	-	4,771	-	-	-	-	4,771
Policyholder deposits and investments	-	132	-	368	-	4,445	4,945
Long-term borrowings	-	-	-	167	2,174	-	2,341
Other liabilities	-	1,723	604	70	426	350	3,173
Total	54	91,603	22,862	5,882	12,879	4,873	138,153

June 30, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(b) Liquidity risk

Liquidity risk is the risk of not having access to sufficient funds or being unable to liquidate a position in a timely manner at a reasonable price to meet the Group's obligations as they become due.

The Group is exposed to liquidity risk on insurance policies that permit surrender, withdrawal or other forms of early termination. The Group seeks to manage its liquidity risk by matching to the extent possible the duration of its investment assets with the duration of its insurance policies and to ensure that the Group is able to meet its payment obligations and fund its lending and investment operations on a timely basis. The Group is exposed to potential liquidity risk on its banking operations. The Group seeks to manage its banking liquidity risk by optimizing the assets and liabilities structure, maintaining the stability of the deposit base, etc.

The table below summarises the maturity profile of the financial liabilities of the Group based on remaining undiscounted contractual obligations.

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(a) Credit risk *(Continued)*

Aging analysis of financial assets past-due *(Continued)*

(Audited)
December 31, 2006

	In due assets	Unimpaired financial assets past-due: Less than 30 days	31 to 90 days	More than 90 days	Total past-due but not impaired	Past-due and impaired	Total
Cash and cash equivalents	41,583	-	-	-	-	-	41,583
Balances with clearing companies	875	-	-	-	-	-	875
Placements with banks and other financial institutions	1,727	-	-	-	-	376	2,103
Premium receivables	2,965	3	2	2	7	256	3,228
Receivables from reinsurers	795	-	-	-	-	55	850
Loans and advances to customers	47,914	434	240	215	889	2,780	51,583
Deposits with stock and futures exchanges	334	-	-	-	-	-	334
Term deposits	59,107	-	-	-	-	-	59,107
Statutory deposits	1,520	-	-	-	-	-	1,520
Sub-total	156,820	437	242	217	896	3,467	161,183
Less: GImpairment provision	-	-	-	-	-	(3,017)	(3,017)
Net	156,820	437	242	217	896	450	158,166

Of the aggregate amount of gross past-due but not impaired loans and advances to customers, the fair value of collateral that the Group held as at June 30, 2007 was RMB1,983 million (Audited December 31, 2006: RMB1,907 million).

Of the aggregate amount of gross past-due and impaired loans and advances to customers, the fair value of collateral that the Group held as at June 30, 2007 was RMB809 million (Audited December 31, 2006: RMB2,071 million).

Financial assets whose terms have been renegotiated

	(Audited) June 30, 2007	(Audited) December 31, 2006
Loans and advances to customers	**477**	2,336

June 30, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(a) Credit risk *(Continued)*

Aging analysis of financial assets past-due

	(Audited) June 30, 2007						
		Unimpaired financial assets past-due					
	In due assets	Less than 30 days	31 to 90 days	More than 90 days	Total past-due but not impaired	Past-due and impaired	Total
Cash and cash equivalents	81,277	-	-	-	-	-	81,277
Balances with clearing companies	1,591	-	-	-	-	-	1,591
Placements with banks and other financial institutions	1,100	-	-	-	-	64	1,164
Premium receivables	5,136	4	4	2	10	358	5,504
Receivables from reinsurers	2,205	-	-	-	-	88	2,293
Loans and advances to customers	57,208	784	247	93	1,124	600	58,932
Deposits with stock and futures exchanges	1,139	-	-	-	-	-	1,139
Term deposits	43,994	-	-	-	-	-	43,994
Statutory deposits	1,520	-	-	-	-	-	1,520
Sub-total	195,170	788	251	95	1,134	1,110	197,414
Less: Impairment provision	-	-	-	-	-	(854)	(854)
Net	195,170	788	251	95	1,134	256	196,560

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(a) Credit risk *(Continued)*

Where financial instruments are recorded at fair value, the amounts shown above represents the current risk exposure but not the maximum risk exposure that could arise in the future as a result of the change in fair values

Collateral and other credit enhancements

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the acceptability of types of collateral and the valuation parameters.

The main types of collateral obtained are as follows:

- for securities lending and reverse repurchase transactions, cash or securities;

- for commercial lending, charges over real estate properties, inventories and trade receivables, etc; and

- for retail lending, mortgages over residential properties, etc.

Management monitors the market value of the collateral, requests additional collateral when needed and performs an impairment valuation when applicable.

It is the Group's policy to dispose of repossessed assets in an orderly fashion. The proceeds are used to reduce or repay the outstanding claim. In general, the Group does not occupy repossessed assets for business use.

June 30, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk *(Continued)*

(a) Credit risk *(Continued)*

	(Audited) June 30, 2007	(Audited) December 31, 2006
Cash and cash equivalents	**81,277**	41,583
Balances with clearing companies	**1,591**	875
Placements with banks and other financial institutions	**1,101**	1,727
Held-for-trading financial assets	**34,141**	11,720
Derivative financial assets	**16**	21
Assets purchased under agreement to resell	**11,148**	6,951
Interest receivables	**4,515**	3,208
Premium receivables	**5,307**	3,073
Receivables from reinsurers	**2,205**	795
Unearned premium reserves receivable from reinsurers	**3,048**	2,437
Claim reserves receivable from reinsurers	**2,058**	1,724
Policyholders' reserves for life insurance receivable from reinsurers	**7**	–
Long-term reserves for health insurance receivables from reinsurers	**7**	–
Policy loans	**1,799**	1,381
Loans and advances to customers	**58,427**	49,152
Deposits with stock and futures exchanges	**1,139**	334
Term deposits	**43,994**	59,107
Available-for-sale financial assets	**84,307**	63,768
Held-to-maturity investments	**130,193**	129,250
Statutory deposits	**1,520**	1,520
Other assets	**2,816**	2,728
Sub-total	**470,616**	381,354
Commitment	**30,691**	29,115
Total credit risk exposure	**501,307**	410,469

Above asset account balances are already deducted with investment -links account balance and equity investment balance.

VIII. RISK MANAGEMENT *(Continued)*

3. Financial risk

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Group is exposed to credit risks primarily associated with its deposit arrangements with commercial banks, loans and advances to customers, investments in bonds, equity investments, reinsurance arrangements with reinsurers, policy loans, etc. The Group mitigates credit risk by using a variety of controls including utilizing credit control policies, undertaking credit analysis on potential investments, and imposing aggregate counter party exposure limits.

The Group's banking business carries out credit assessment before granting credit to individual customers and monitors on a regular basis the credit granted. Credit risk is also managed through obtaining collateral and guarantees. In the case of off-balance sheet credit related commitments, guarantee deposits are in general received by the Group to reduce credit risk.

Credit quality

Majority of the Group's financial assets are bond investments which include government bonds, finance bonds and corporate bonds. The finance bonds held by the Group have domestic credit rating of A or above and the corporate bonds held by the Group have credit rating of AA or above.

Credit exposure

The table below shows the maximum exposure to credit risk for the components of the balance sheet and items such as future commitments. The maximum exposure is shown gross, before the effect of mitigation through any collateral held or other credit enhancements.

June 30, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

2. Market risk *(Continued)*

(c) Interest rate risk

Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Floating rate instruments expose the Group to cash flow interest risk, whereas fixed interest rate instruments expose the Group to fair value interest risk.

The Group's interest risk policy requires it to manage interest rate risk by maintaining an appropriate mix of fixed and variable rate instruments. The policy also requires it to manage the maturities of interest bearing financial assets and interest bearing financial liabilities. Interest on floating rate instruments is repriced at intervals of less than one year. Interest on fixed interest rate instruments is priced at inception of the financial instrument and is fixed until maturity.

The analysis below is performed for reasonably possible movements in interest rates with all other variables held constant, for bonds (except those bonds used to support participating insurance, universal insurance and investment-linked insurance), loans and advances to customers and customer deposits, showing the pre-tax impact on profit and equity. The correlation of variables will have a significant effect in determining the ultimate impact on interest rate risk, but to demonstrate the impact due to changes in variables, variables had to be changed on an individual basis.

		(Audited) June 30, 2007		(Audited) December 31, 2006	
	Change in interest rate	**Impact on profit**	**Impact on equity**	Impact on profit	Impact on equity
Held-for-trading and available-for-sale bonds	+50 basis points	**(197)**	**(3,082)**	(144)	(3,088)

		Impact on interest income/expense	
		(Audited) January – June, 2007	(Unaudited) January – June, 2006
Floating rate bonds	+50 basis points	**17**	16
Loans and advances to customers	+50 basis points	**68**	61
Customer deposits	+50 basis points	**(161)**	(124)

VIII. RISK MANAGEMENT *(Continued)*

2. Market risk *(Continued)*

(a) Foreign currency risk *(Continued)*

The analysis below is performed for reasonably possible movements in key variables with all other variables held constant, showing the pre-tax impact on profit (due to changes in fair value of currency sensitive monetary assets and liabilities) and equity. The correlation of variables will have a significant effect in determining the ultimate impact on market risks, but to demonstrate the impact due to changes in variables, variables had to be changed on an individual basis.

		(Audited) June 30, 2007		(Audited) December 31, 2006	
	Change in variables	**Impact on profit**	**Impact on equity**	Impact on profit	Impact on equity
All foreign currencies	-5%	**770**	**770**	678	678

(b) Price risk

The Group's price risk exposure relates to financial assets and financial liabilities whose values will fluctuate as a result of changes in market prices, principally investments available-for-sale and financial assets at fair value through profit and loss.

Changes in market prices of investment instruments which produce price risk to investment can arise from factors affecting individual financial instruments or the issuers or factors affecting all the financial instruments in the market. The Group adopts risk based calculation method to estimate the underlying losses of fair value of listed stocks and security investment fund that are held for a period of ten days.

The Group uses ten days as holding period since it is assumed that not all the investments can be sold in one day. Moreover, the risk based calculation is made based on normal market condition and a 99% confidence interval.

Under normal market conditions, the impact of the ten days' underlying losses of fair value of listed stock and security investment fund estimated by using risk value model on shareholders' equity in as follows:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Listed stock and security investment funds	**9,746**	4,241

June 30, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

1. Insurance risk *(Continued)*

(3) Assumption and sensitivity analysis *(Continued)*

Reinsurance

The Group limits its exposure to losses within insurance operations mainly through participation in reinsurance arrangements. The majority of the business ceded is placed on quota share basis with retention limits varying by product lines. Amounts recoverable from reinsurers are estimated in a manner consistent with the assumptions used for ascertaining the underlying policy benefits and are presented in the balance sheet as receivables from reinsurers or claim reserves receivable from reinsurers.

Even though the Group may have reinsurance arrangements, it is not relieved of its direct obligations to its policyholders and thus a credit exposure exists with respect to reinsurance ceded, to the extent that any reinsurer is unable to meet its obligations assumed under such reinsurance agreements.

2. Market risk

Market risk is the risk of change in fair value of financial instruments from fluctuation in foreign exchange rates (currency risk), market interest rates (interest rate risk) and market prices (price risk), whether such change in price is caused by factors specific to the individual instrument or its issuer or factors affecting all instruments traded in the market.

(a) Foreign currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the Renminbi and other currencies in which the Group conducts business may affect its financial condition and results of operations. The Group seeks to limit its exposure to foreign currency risk by minimizing its net foreign currency position.

VIII. RISK MANAGEMENT *(Continued)*

1. Insurance risk *(Continued)*

(3) Assumption and sensitivity analysis *(Continued)*

Property and casualty and short term life insurance contracts *(Continued)*

Sensitivity analysis (continued)

The claim development of short-term life insurance business including reinsurance of the Group is as follows:

	(Audited) Short-term life insurance (Accident year)					
Item	2003	2004	2005	2006	**Six months ended June 30, 2007**	Total
Estimated cumulative claims paid as at:						
End of current year/period	978	1,053	1,156	1,616	**750**	
One year later	959	1,057	1,482	1,540	-	
Two years later	916	1,086	1,499	-	-	
Three years later	916	1,086	-	-	-	
Four years later	916	-	-	-	-	
Estimated cumulative claims paid	916	1,086	1,499	1,540	**750**	5,791
Cumulative claims paid	(916)	(1,086)	(1,493)	(1,438)	**(365)**	(5,298)
Prior period adjustments and unallocated loss adjusting expenses						18
Unpaid claims expenses						511

A respective percentage change in average claim costs or the number of claims alone result in a similar percentage change in claim reserves. While other assumptions remain unchanged, a 5% increase in average claim costs would increase net claim reserves for property and casualty insurance and short term life insurance as at June 30, 2007 by approximately RMB243 million and RMB25 million, respectively.

June 30, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

1. Insurance risk *(Continued)*

(3) Assumption and sensitivity analysis *(Continued)*

Property and casualty and short term life insurance contracts *(Continued)*

Sensitivity analysis (continued)

The claim development of short-term life insurance business excluding reinsurance of the Group is as follows:

	(Audited) Short-term life insurance (Accident year)					
Item	2003	2004	2005	2006	**Six months ended June 30, 2007**	Total
Estimated cumulative claims paid as at:						
End of current year/period	1,376	1,571	1,767	2,039	**994**	
One year later	1,349	1,577	1,960	2,030	-	
Two years later	1,354	1,582	1,938	–	-	
Three years later	1,354	1,582	–	–	-	
Four years later	1,354	–	–	–	-	
Estimated cumulative claims paid	1,354	1,582	1,938	2,030	**994**	7,898
Cumulative claims paid	(1,354)	(1,582)	(1,931)	(1,885)	**(465)**	(7,217)
Prior period adjustments and unallocated loss adjusting expenses						18
Unpaid claims expenses						699

VIII. RISK MANAGEMENT *(Continued)*

1. Insurance risk *(Continued)*

(3) Assumption and sensitivity analysis *(Continued)*

Property and casualty and short term life insurance contracts *(Continued)*

Sensitivity analysis (continued)

The claim development of property and casualty business including reinsurance of the Groupis as follows:

	(Audited) Property and Casualty Insurance (Accident year)					
Item	2003	2004	2005	2006	**Six months ended June 30, 2007**	Total
Estimated cumulative claims paid as at:						
End of current year/period	3,726	4,181	5,266	7,219	**4,477**	
One year later	3,687	4,228	5,280	7,375	–	
Two years later	3,705	3,833	5,204	–	–	
Three years later	3,611	3,776	–	–	–	
Four years later	3,596	–	–	–	–	
Estimated cumulative claims paid	3,596	3,776	5,204	7,375	**4,477**	24,428
Cumulative claims paid	(3,522)	(3,597)	(4,756)	(5,960)	**(1,918)**	(19,753)
Prior period adjustments and unallocated loss adjusting expenses						192
Unpaid claims expenses						4,867

June 30, 2007
(in RMB million)

VIII. RISK MANAGEMENT *(Continued)*

1. Insurance risk *(Continued)*

(3) Assumption and sensitivity analysis *(Continued)*

Property and casualty and short term life insurance contracts

Assumptions

The principal assumption underlying the estimates is the Group's past claims development experience. This includes assumptions in respect of average claim costs, claims handling costs, claims inflation factors and claim numbers for each accident year. Judgment is used to assess the extent to which external factors such as judicial decisions and government legislation affect the estimates.

Other key assumptions include delays in settlement etc.

Sensitivity analysis

The property and casualty and short term life insurance claims reserves are sensitive to the above key assumptions. The sensitivity of certain variables like legislative change, uncertainty in the estimation process, etc, is not possible to quantify. Furthermore, because of delays that arise between occurrence of a claim and its subsequent notification and eventual settlement, the outstanding claim reserves are not known with certainty at the balance sheet date.

The claim development of property and casualty business excluding reinsurance of the Groupis as follows:

	(Audited) Property and Casualty Insurance (Accident year)					
Item	2003	2004	2005	2006	**Six months ended June 30, 2007**	Total
Estimated cumulative claims paid as at:						
End of current year/period	5,429	5,955	7,171	9,317	**5,446**	
One year later	5,403	5,948	7,172	9,864	-	
Two years later	5,403	5,397	7,046	-	-	
Three years later	5,277	5,320	-	-	-	
Four years later	5,255	-	-	-	-	
Estimated cumulative claims paid	5,255	5,320	7,046	9,864	**5,446**	32,931
Cumulative claims paid	(5,132)	(5,091)	(6,437)	(7,503)	**(2,241)**	(26,404)
Prior period adjustments and unallocated loss adjusting expenses						210
Unpaid claims expenses						6,737

VIII. RISK MANAGEMENT *(Continued)*

1. Insurance risk *(Continued)*

(2) Concentration of Insurance risk

The Group's concentration of insurance risk is reflected by its major lines of business as analyzed by premium income in note VI, 39.

(3) Assumption and sensitivity test

Long term life insurance contracts

Assumptions

The policyholders' reserves for life insurance and long term reserves for health insurance are calculated in accordance with related actuarial regulations promulgated by the CIRC, for details please refer to Notes III 24 and Notes III 25. Strict quantitative regulations on the assumptions for calculation of statutory reserves (include valuation mortality, valuation morbidity and valuation interest rate) promulgated by the CIRC are as follows:

(1) The valuation interest rate should be capped at the lower of:

- The valuation interest rate which is published annually by the CIRC (presently 7.5%); or
- Pre-determined interest rate that is used in determining the premium of the insurance product.

(2) Mortality rates are based on the China life Insurance Mortality Table (2000-2003).

(3) Morbidity rates are based on pre-determined morbidity rates that are used in determining the premium of the insurance products.

Sensitivity Test

The Group normally is not allowed to change the above assumptions, so no sensitivity analysis is done here relating to changes in assumptions.

As stated in Note III 41, only for those high yield products whose valuation rates are higher than or equal to 7.5%, the Group can use a more prudent valuation rate in accordance with the actuarial regulations of CIRC, which states that the reserves provided should not be less than the statutory reserve at the end of the accounting year and that the valuation rate should not be higher than the pricing rate or 7.5%. As at June 30, 2007, the Group has decreased the valuation rate of all insurance products whose statutory valuation rates were 7.5% to 6.5% or below. In the current period, the Group decreased the valuation rate of some insurance products, whose valuation rates were previously higher than or equal to 6.5%, to 6.0%-6.5% or below. This change in accounting estimate reduces the profit before tax by approximately RMB6,260 million for the current period.

June 30, 2007
(in RMB million)

VIII. RISK MANAGEMENT

1. Insurance risk

(1) Insurance risk types

The risk under insurance contract is the possibility of occurrence of insured event and uncertainty of the amount and timing of the resulting claim. The principal risk the Group faces under such contracts is that the actual claims and benefit payments exceed the carrying amount of insurance liabilities. This could occur due to any of the following factors:

Occurrence risk – the possibility that the number of insured events will differ from those expected.

Severity risk – the possibility that the cost of the events will differ from those expected.

Development risk – the possibility that changes may occur in the amount of a policyholder's obligation at the end of the contract period.

The variability of risks is improved by diversification of risk of loss to a large portfolio of insurance contracts as a more diversified portfolio is less likely to be affected across the board by change in any subset of the portfolio. The variability of risks is also improved by careful selection and implementation of underwriting strategy and guidelines.

The business of the Group comprises long term life insurance contracts, property and casualty and short term life insurance contracts. For accident insurance contracts, the significant factors that could increase the overall frequency of claims are epidemics, widespread changes in lifestyle and natural disasters, resulting in earlier or more claims than expected. For long-term life contracts, the most significant factor is continued improvement in medical science and social conditions that would increase longevity. For property and casualty insurance contracts, claims are often affected by natural disasters, calamities, terrorist attacks, etc.

These risks currently do not vary significantly in relation to the location of the risk insured by the Group whilst undue concentration by amounts could have an impact on the severity of benefit payments on a portfolio basis.

There would be no significant mitigating terms and conditions that reduce the insured risk accepted for contracts with fixed and guaranteed benefits and fixed future premiums. However, for contracts with discretionary participation features, the participating nature of these contracts results in a significant portion of the insurance risk being shared with the insured party.

Insurance risk is also affected by the policyholders' rights to terminate the contract, pay reduced premiums, refuse to pay premiums or annuity conversion rights etc. Thus, the resultant insurance risk is subject to policyholders' behavior and decisions.

VII. SEGMENT REPORT *(Continued)*

	(Audited) December 31, 2006							
	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Balance sheet								
Segment assets	329,906	23,192	85,591	8,914	31,507	6,837	(22,659)	463,288
Segment liabilities	311,040	19,649	79,410	6,866	1,726	2,967	(4,996)	416,662

	(Unaudited) For the six months ended June 30, 2006							
	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Other segment information								
Depreciation and amortization expense	192	46	–	10	4	5	–	257
Capital expenditure	290	102	48	12	20	49	–	521
Total other non-cash expenses other than depreciation and amortization	14	27	–	–	–	4	–	45

June 30, 2007
(in RMB million)

VII. SEGMENT REPORT *(Continued)*

	(Unaudited) For the six months ended June 30, 2006							
	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Income statement *(continued)*								
Surrenders	(3,910)	-	-	-	-	-	-	(3,910)
Claims paid	(4,044)	(3,770)	-	-	-	-	-	(7,814)
Less: reinsurers' share of claim paid	279	853	-	-	-	-	-	1,132
Change in insurance contract reserves	(29,696)	(325)	-	-	-	-	-	(30,021)
Less: reinsurers' share of insurance contract reserves	(25)	34	-	-	-	-	-	9
Policyholder dividends	(1,714)	-	-	-	-	-	-	(1,714)
Expenses for reinsurance accepted	-	(1)	-	-	-	-	-	(1)
Business tax and subcharges	(263)	(486)	-	-	(3)	(22)	-	(774)
Insurance related handling charges and commission	(3,272)	(674)	-	-	-	-	14	(3,932)
General and administrative expenses	(2,217)	(1,308)	(9)	(190)	(265)	(35)	38	(3,986)
Including: Inter-segmental general and administrative expenses	(18)	(1)	-	(18)	(1)	-	-	(38)
Less: Reinsurers' share of expenses	167	755	-	-	-	-	-	922
Other operating expense	(58)	(5)	-	-	-	(22)	19	(66)
Including: Inter-segmental other operating expense	(19)	-	-	-	-	-	-	(19)
Impairment losses	(14)	(27)	-	-	-	(4)	-	(45)
Total operating expenses	(44,767)	(4,954)	(9)	(190)	(268)	(83)	71	(50,200)
Operating profit	3,702	341	2	195	106	81	-	4,427
Add: Non-operating income	3	1	-	-	-	12	-	16
Less: Non-operating expenses	(6)	(3)	-	-	-	(8)	-	(17)
Profit before tax	3,699	339	2	195	106	85	-	4,426
Less: income taxes	(171)	(176)	(1)	(21)	(38)	(13)	-	(420)
Net profit	3,528	163	1	174	68	72	-	4,006

VII. SEGMENT REPORT *(Continued)*

	(Unaudited) For the six months ended June 30, 2006							
	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Income statement								
Premiums income	37,129	8,871	-	-	-	-	-	46,000
Less: Premiums ceded to reinsurers	(358)	(2,108)	-	-	-	-	-	(2,466)
Change in unearned premium reserves	(263)	(1,791)	-	-	-	-	-	(2,054)
Earned premiums	36,508	4,972	-	-	-	-	-	41,480
Net interest income of banking operations	-	-	11	-	-	-	10	21
Including: Inter-segmental Interest income of banking operations	-	-	(10)	-	-	-	-	(10)
Net income from fees and commission	7	-	-	218	-	(18)	(19)	188
Including: Inter-segmental fees and commission income, net	-	-	-	1	-	18	-	19
Investment income	8,060	282	-	89	280	91	-	8,802
Gain/(Losses) from changes in Fair values	3,836	24	-	79	69	(7)	-	4,001
Foreign exchange (losses)/gains	(114)	(8)	-	(1)	(5)	(2)	-	(130)
Other operating income	172	25	-	-	30	100	(62)	265
Including: Inter-segmental other operating income	31	6	-	-	5	20	-	62
Total operating income	48,469	5,295	11	385	374	164	(71)	54,627

June 30, 2007
(in RMB million)

VII. SEGMENT REPORT *(Continued)*

	(Audited) June 30, 2007							
	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Balance sheet								
Segment assets	385,745	33,818	124,788	19,962	73,908	11,781	(66,859)	583,143
Segment liabilities	363,649	29,878	117,620	17,239	3,137	5,098	(48,389)	488,232

	(Audited) For the six months ended June 30, 2007							
	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Other segment information								
Depreciation and amortization expense	311	64	38	9	7	33	-	462
Capital expenditure	2,636	63	66	19	13	296	-	3,093
Total non-cash expenses other than depreciation and amortization	-	73	(62)	1	-	5	-	17

VII. SEGMENT REPORT *(Continued)*

	(Audited) For the six months ended June 30, 2007							
	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Income statement *(continued)*								
Surrenders	(5,919)	-	-	-	-	-	-	(5,919)
Claims paid	(6,825)	(4,966)	-	-	-	-	-	(11,791)
Less: Reinsurers' share of claim paid	258	909	-	-	-	-	-	1,167
Change in insurance contract reserves	(43,862)	(1,087)	-	-	-	-	-	(44,949)
Less: Reinsurers' share of insurance contract reserves	8	340	-	-	-	-	-	348
Policyholder dividends	(897)	-	-	-	-	-	-	(897)
Expenses for reinsurance accepted	-	(7)	-	-	-	-	-	(7)
Business tax and surcharges	(841)	(661)	(77)	(72)	(54)	(37)	-	(1,742)
Insurance related handling charges and commission	(4,601)	(1,117)	-	-	-	-	52	(5,666)
General and administrative expenses	(2,900)	(1,805)	(733)	(531)	(504)	(213)	115	(6,571)
Including: Inter-segmental general and administrative expenses	(80)	(10)	-	-	(23)	(2)	-	(115)
Less: Reinsurers' share of expenses	111	564	-	-	-	-	-	675
Other operating expense	(87)	(5)	(4)	-	-	(149)	50	(195)
Including: Inter-segmental other operating expense	-	-	-	-	-	(50)	-	(50)
Impairment losses	-	(73)	62	(1)	-	(5)	-	(17)
Total operating expenses	(65,555)	(7,908)	(752)	(604)	(558)	(404)	217	(75,564)
Operating profit	4,436	646	833	860	1,320	392	-	8,487
Add: Non-operating income	8	2	446	-	-	1	(22)	435
Less: Non-operating expense	(5)	(6)	(37)	(1)	(1)	-	-	(50)
Profit before tax	4,439	642	1,242	859	1,319	393	(22)	8,872
Less: Income taxes	374	(320)	(156)	(183)	(179)	(82)	-	(546)
Net profit	4,813	322	1,086	676	1,140	311	(22)	8,326

June 30, 2007
(in RMB million)

VII. SEGMENT REPORT

The Group's business segment is currently divided into life insurance business, property and casualty insurance business, banking business, security business, corporate business and other business. Segment net profit represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment assets are determined after deducting related allowances that are reported as direct offsets in the Group's consolidated balance sheet. The Group's revenue and net profit for the year were mainly derived from the above activities in the PRC. Accordingly, no further segment analysis by geographical area is provided.

	(Audited) For the six months ended June 30, 2007							
	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Income statement								
Premium income	42,248	11,637	-	-	-	-	-	53,885
Less: Premiums ceded to reinsurers	(476)	(2,124)	-	-	-	-	-	(2,600)
Change in unearned premium reserves	(191)	(1,914)	-	-	-	-	-	(2,105)
Earned premiums	41,581	7,599	-	-	-	-	-	49,180
Net interest income from banking operations	-	-	918	-	-	-	109	1,027
Including: Inter-segmental interest income of banking operations	-	-	(109)	-	-	-	-	(109)
Net income from fees and commission	52	-	52	975	-	132	(67)	1,144
Including: Inter-segmental fees and commission income, net	52	-	-	15	-	-	-	67
Investment income	25,618	918	583	384	1,414	216	(9)	29,124
Gains from changes in fair value	2,530	10	1	107	359	87	-	3,094
Foreign exchange (losses)/gains	(316)	(11)	22	(2)	(25)	(3)	-	(335)
Other operating income	526	38	9	-	130	364	(250)	817
Including: Inter-segmental other operating income	90	24	-	-	18	118	-	250
Total operating income	69,991	8,554	1,585	1,464	1,878	796	(217)	84,051

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

56. Notes to consolidated cash flow statement *(Continued)*

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
(2) Net increase in cash and cash equivalents		
Cash at end of period	**77,893**	26,871
Less: Cash at beginning of period	**(37,683)**	(17,121)
Add: Cash equivalents at end of period	**42,211**	2,898
Less: Cash equivalents at beginning of period	**(9,644)**	(8,367)
Net increase in cash and cash equivalents	**72,777**	4,281

(3) For information on the acquisition of subsidiary by the Group, please refer to Note V(1).

(4) Cash and cash equivalents

	(Audited) June 30, 2007	(Audited) December 31, 2006
Cash		
Cash on hand	**405**	347
Cash at bank readily available for payments	**71,111**	31,623
Other monetary funds readily available for payments	**262**	61
Balances with central bank	**2,142**	1,927
Balances with clearing companies	**1,591**	875
Balances with other financial institutions	**2,199**	2,531
Placements with other financial institutions	**183**	319
Subtotal	**77,893**	37,683
Cash equivalents		
Bonds within 3 months	**25,652**	437
Money market fund	**4,055**	2,476
Assets purchased under agreements to resell due within 3 months	**12,504**	6,731
Subtotal	**42,211**	9,644
Cash and cash equivalents at end of year/period	**120,104**	47,327

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

55. Investment-linked insurance *(Continued)*

(6) Valuation method of investment-linked insurance account

Assets related to investment-linked contracts are carried at market value. Marketable securities other than open ended funds are valued using the closing price at the valuation date or the most recent closing price if there are no transactions of the securities on the valuation date. Open ended funds are valued using the published net asset value. Equity investment funds within the insurance period are valued at cost.

56. Notes to consolidated cash flow statement

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
(1) Reconciliation of the net profit to cash flows from operating activities		
Net profit	**8,326**	4,006
Add: Provision for impairment losses	**17**	45
Depreciation of investment properties	**81**	32
Depreciation of fixed assets	**238**	148
Amortization of intangible assets	**77**	28
Amortization of long-term deferred expenses	**66**	49
Gains on disposal of fixed assets, intangible assets and other long-term assets	**(2)**	(2)
Gains from changes in fair values	**(3,094)**	(4,001)
Investment income	**(29,124)**	(8,802)
Foreign exchange losses	**335**	130
Change in insurance contract reserves	**46,706**	32,066
Decrease/(increase) in deferred tax assets	**296**	(37)
Increase/(decrease) in deferred tax liabilities	**(416)**	138
Decrease/(increase) in operating receivables	**(14,244)**	3,151
Increase/(decrease) in operating payables	**10,740**	(1,943)
Net cash flows from operation activities	**20,002**	25,008

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

55. Investment-linked insurance *(Continued)*

(3) Separate account (investment-linked) assets and liabilities

	(Audited) June 30, 2007	(Audited) December 31, 2006
Separate account (investment-linked) assets:		
Cash at bank	**2,512**	1,002
Financial assets held for trading	**20,923**	17,180
Financial assets purchased under agreements to resell	**1,706**	300
Interest receivables	**201**	41
Term deposit	**6,509**	6,309
Other assets	**39**	100
Total	**31,890**	24,932
Separate account (investment-linked) liabilities:		
Assets sold under agreements to repurchase	**78**	1,137
Policyholders' reserves for life insurance	**31,462**	23,587
Other payables	**350**	208
Total	**31,890**	24,932

(4) Management fees of investment-linked insurance

Investment-linked account management fees are the management fees collected by the Group from policyholders in accordance with the terms of the investment-linked insurance policies. For Ping An Century Wealth Builder Individual investment-linked Life Insurance, the Group collects management fees every valuation day capped at 0.2% of the highest value of the account's asset each month (i.e., annual rate of 2.4%). For Ping An Group Investment-linked Pension, the Group collects administrative fees and investment management fees every valuation day with both capped at 1.5%, using annual rate, of the account's assets.

(5) Main accounting policies of investment-linked insurance

Ping An Century Wealth Builder Individual investment-linked Life Insurance, which undertake both insurance risk and other risks, are regarded as direct insurance contracts with no separation between the insurance risk and other risks and are accounted for as direct insurance contracts. Ping An Group Investment-linked Pension do, which undertake no insurance risk, are regarded as investment contracts, and are accounted for as financial instruments.

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

55. Investment-linked insurance

(1) Investment accounts for investment-linked insurance

Investment-linked insurance products of the Group include Ping An Century Wealth Builder Individual investment-linked Life Insurance and Ping An Group Investment-linked Pension. Ping An Century Wealth Builder Individual Investment-linked Life Insurance comprises four investment portfolios as follows: Developed Portfolio of Ping An Century Wealth Builder Individual Investment-linked Life Insurance (the "Development account"), Guaranteed Account of Ping An Century Wealth Builder Individual Investment-linked Life Insurance (the "Guaranteed account"), Fund Portfolio of Ping An Century Wealth Builder Individual Investment-linked life insurance (the "Fund portfolio") and Value Portfolio of Ping An Century Wealth Builder Individual investment-linked Life Insurance (the "Value portfolio"). Ping An Group Investment-linked Pension comprises three investment portfolios as follows: Conservative Portfolio of Ping An Group Investment-linked pension (the "Conservative portfolio"), Balanced Portfolio of Ping An Group Investment-linked Pension (the "Balanced portfolio"), and Growth Portfolio of Ping An Group Investment-linked Pension (the "Growth portfolio"). Ping An Century Wealth Builder Individual investment-linked Life Insurance and Ping An Group Investment-linked Pension accounts are set up in accordance with relevant regulations issued by CIRC and the terms in the policies, and after CIRC's approval. Except for guaranteed accounts with investments limited to bank deposits and placements, investments for other policies are bank deposits, security investment funds, bonds, shares and other financial instruments permitted by the CIRC.

(2) Number of units and net asset value for each investment unit of investment-linked insurance accounts

		(Audited) June 30, 2007		(Audited) December 31, 2006	
	Setup date	**Number of unit**	**Net asset value per each investment unit**	Number of unit	Net asset value per each investment unit
		(Million)	**(RMB)**	(Million)	(RMB)
Development account	10/23/2000	**6,646**	**2.3998**	6,420	1.8333
Guaranteed account	4/30/2001	**222**	**1.2205**	221	1.2007
Fund account	4/30/2001	**2,822**	**2.8118**	2,716	1.8591
Value account	9/4/2003	**2,155**	**1.4337**	2,042	1.2403
Conservative account	3/31/2001	**2,236**	**1.5283**	2,313	1.3099
Balanced account	3/31/2001	**120**	**2.4139**	114	1.7452
Growth account	3/31/2001	**240**	**3.2241**	232	2.1309

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

53. Earnings per share

Earnings per share is calculated by dividing a company's net profit for ordinary shareholders by the weighted average number of outstanding shares 6,961,720,001 (the weighted average number of outstanding shares for six months ended June 30, 2006 unaudited: 6,195,053,334).

The Company had no diluted potential shares, hence no diluted earnings per share amount is generated.

54. Share appreciation rights scheme

On February 5, 2004, the Company's board of directors approved a scheme of share appreciation rights for the senior executives and certain key employees of the Group. The rights to the units are issued from 2004 to 2008. No shares will be issued under this scheme. The rights are granted in units with each unit representing one H share of the Company. Upon exercise of the said rights, the participants will receive a cash payment, subject to the restrictions that the annual amount of aggregate benefit to all participants shall not exceed a percentage of the estimated net profits in the year in which the rights are exercised, which is equal to the product of the number of units exercised and the difference between the exercise price and market price of an H share at the time of exercise.

The expense recognized for employee services received during the period is RMB777 million (for the six months ended June 30, 2006 unaudited: RMB249 million).

The amount of issued SARs units by the Group during the period is as follows:

(Unit: Million)	**(Audited) For the six months ended June 30, 2007**	(Unaudited) For the six months ended June 30, 2006
Beginning of period	**69**	54
Issued during period	**–**	–
Exercised during period	**–**	–
End of period	**69**	54

The services received and corresponding liabilities to pay for those services are recognized over the expected vesting period. Until the liability is settled, it is re-measured at each balance date and settlement date, with changes in fair value recognized in the income statement. The carrying amount of the liability relating to the share appreciation rights as at audited June 30, 2007 is RMB1,886 million (Audited December 31, 2006: RMB1,109 million).

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

51. Impairment losses

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Bad debt for receivables	**41**	11
Impairment losses for long-term equity investment	**(18)**	–
Impairment losses for loans	**(126)**	1
Impairment losses for investment properties	**8**	–
Impairment losses for fixed assets	**37**	33
Impairment losses for other assets	**75**	–
Total	**17**	45

52. Income taxes

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Current income tax	**666**	319
Deferred income tax	**(120)**	101
Total	**546**	420

The relationship between income tax and accounting profit of the Group is as follows:

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Profit before tax	**8,872**	4,426
Tax computed at the main applicable tax rate of 15%	**1,331**	664
Tax effect of change in tax rate	**(382)**	–
Tax effect of expenses not deductible in determining taxable income	**573**	240
Tax effect of income not taxable in determining taxable income	**(1,558)**	(562)
Tax effect of higher tax rate on branches and entities (in the PRC) that are located outside the Special Economic Zones	**582**	78
Total	**546**	420

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

48. Business tax and surcharges

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Business tax	**1,628**	715
City maintenance and construction tax	**61**	38
Education surcharges	**53**	21
Total	**1,742**	774

49. Insurance related handling charges and commission

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Handling fee for insurance business	**1,258**	795
Commission expense for insurance business	**4,408**	3,137
Total	**5,666**	3,932

50. General and administrative expenses

General and administrative expenses of the Group include following expenses:

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Salaries and welfare	**3,052**	1,825
Social insurance	**280**	180
Housing fund	**25**	48
Depreciation of investment properties	**81**	32
Depreciation of fixed assets	**238**	148
Amortization of intangible assets	**77**	28
Auditors' remuneration		
– Interim audit and other assurance service fee	**12**	7

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

46. Change in insurance contract reserves

(1) Details of changes in insurance contract reserves by insurance contracts of the Group are as follows:

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Change in claim reserves		
Direct insurance contracts	**1,140**	306
Reinsurance contracts	**16**	34
Change in policyholders' reserves for life insurance		
Direct insurance contracts	**40,088**	25,275
Change in long-term reserves for health insurance		
Direct insurance contracts	**3,705**	4,406
Total	**44,949**	30,021

(2) Details of change in claim reserve of direct insurance contracts by type are as follows:

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Incurred and reported claim reserves	**753**	(123)
Incurred but not reported claim reserves	**303**	410
Loss adjustment expense reserves	**84**	19
Total	**1,140**	306

47. Reinsurers' share of insurance contract reserves

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Reinsurers' share of claim reserves	**334**	9
Reinsurers' share of policyholders' reserves for life insurance	**7**	–
Reinsurers' share of long term reserves for health insurance	**7**	–
Total	**348**	9

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

44. Gains from changes in fair values

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Held-for-trading financial instruments		
Bonds	**(226)**	43
Funds	**2,361**	2,789
Stocks	**1,039**	927
Destined at fair value through profit or loss	**(190)**	86
Derivative financial instruments	**110**	156
Total	**3,094**	4,001

45. Claims paid

(1) Details of claims paid by insurance contracts of the Group are as follows:

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Direct insurance contracts	**11,789**	7,813
Reinsurance contracts	**2**	1
Total	**11,791**	7,814

(2) Details of claims paid by types of payments of the Group are as follows:

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Claims	**6,011**	4,893
Payments on maturities	**3,582**	1,094
Payments on annuities	**1,427**	1,293
Payments on death and medical claims	**771**	534
Total	**11,791**	7,814

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

43. Investment income

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Interest income	**5,918**	4,879
Bonds	**4,498**	3,209
Held-to-maturity	**2,669**	2,457
Available-for-sale	**1,272**	681
At fair value through profit or loss	**557**	71
Term deposits	**1,288**	1,632
Loans and receivables	**1,288**	1,632
Others	**132**	38
Loans and receivables	**132**	38
Dividend income	**6,702**	1,365
Funds	**6,566**	1,160
Available-for-sale	**2,975**	449
At fair value through profit or loss	**3,591**	711
Stocks	**136**	205
Available-for-sale	**96**	114
At fair value through profit or loss	**40**	91
Realized gains	**16,936**	2,590
Bonds	**278**	224
Available-for-sale	**98**	99
At fair value through profit or loss	**180**	125
Funds	**5,820**	1,659
Available-for-sale	**2,904**	762
At fair value through profit or loss	**2,916**	897
Stocks	**10,835**	568
Available-for-sale	**5,813**	355
At fair value through profit or loss	**5,022**	213
Derivative financial instruments	**3**	139
Share of profits and losses of an associate	**–**	–
Interest expenses on assets sold under agreements to repurchase	**(432)**	(32)
Total	**29,124**	8,802

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

42. Net income from fees and commission

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Fees and commission income		
Commission income from securities underwriting business	**224**	43
Commission income from securities trading	**790**	150
Management fee income from management of trust products	**246**	22
Handling fee income from clearing and settlement business	**6**	–
Commission income from custodian services	**19**	–
Others	**72**	3
Total	**1,357**	218
Fees and commission expenses		
Commission expenses for securities trading	**71**	12
Other commission expenses	**142**	18
Total	**213**	30
Net income from fees and commission	**1,144**	188

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

41. Net interest income from banking operations

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Interest income from banking operations		
Due from banks and other financial institutions	**65**	9
Placements with central bank	**73**	–
Placements with banks and other financial institutions	**29**	6
Interest income from loans		
Including: Individual loans	**456**	–
Corporate loans	**714**	7
Discounted bills	**159**	–
Financial assets purchased under agreements to resell	**114**	–
Others	**106**	–
Including: Interest income from impaired financial assets	**20**	–
Total	**1,716**	22
Interest expense of banking operations		
Due to banks and other financial institutions	**99**	–
Placements with banks and other financial institutions	**7**	–
Due to customers	**532**	1
Financial assets sold under agreements to repurchase	**51**	–
Total	**689**	1
Net interest income from banking operations	**1,027**	21

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

39. Premium income *(Continued)*

(2) Details of premium income by products of the Group are as follows: *(Continued)*

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Property and casualty insurance		
Motor and third party liability insurance	**7,799**	5,797
Health and accident insurance	**582**	441
Others	**3,256**	2,633
Property and casualty insurance total	**11,637**	8,871
Total	**53,885**	46,000

40. Unearned premium reserves

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Direct insurance contracts	**2,092**	2,046
Reinsurance contracts	**13**	8
Total	**2,105**	2,054

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

39. Premium income

(1) Details of premium income by insurance contracts of the Group are as follows:

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Direct insurance contracts	**53,838**	45,993
Reinsurance contracts	**47**	7
Total	**53,885**	46,000

(2) Details of premium income by products of the Group are as follows:

	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
Life insurance		
Individual		
Single premium income	**948**	1,571
First year regular premium income	**8,361**	5,269
Renewal premium income	**24,924**	22,743
Sub-total	**34,233**	29,583
Bancassurance		
Single premium income	**3,713**	3,451
First year regular premium income	**45**	12
Renewal premium income	**126**	128
Sub-total	**3,884**	3,591
Group insurance		
Single premium income	**3,919**	3,713
Renewal premium income	**212**	242
Sub-total	**4,131**	3,955
Life insurance total	**42,248**	37,129

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

38. Profit appropriation

Pursuant to the Articles of the Company and relevant regulations, the Company makes appropriations from net profit according to the following order:

(1) To offset accumulated losses brought forward from prior years;

(2) To allocate 10% of profit after tax, after offsetting accumulated losses, to statutory surplus reserve;

(3) To provide for discretionary surplus reserve in accordance with the resolutions of the shareholders' meeting. The usage of the discretionary surplus reserve is determined in accordance with the articles of the Company or the resolutions of the shareholders' meeting;

(4) To distribute dividends to shareholders.

No further provision for the statutory surplus reserve is required when its balance reaches 50% of the registered share capital. Subject to resolutions approved in the shareholders' meeting, the statutory surplus reserve can be converted to share capital and new shares can be issued to shareholders in proportion to their shareholding. The balance of the statutory surplus reserve fund after such conversion to share capital should not be less than 25% of the registered share capital.

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

36. Capital reserves

		(Audited) June 30, 2007	(Audited) December 31, 2006
Share premium	*(1)*	**51,907**	14,835
Gains from changes in fair values of available-for-sale financial assets		**11,615**	8,100
Other capital reserves	*(2)*	**311**	311
Total		**63,833**	23,246

(1) The share premium was due to the initial public offering of A shares and H shares.

(2) The Company arranged for a revaluation of its life insurance and property and casualty insurance business prior to its asset contributions into Ping An Life and Ping An Property & Casualty. In accordance with asset valuation reports Zhonghuapingbaozi [2002] No.039 and [2002] No.038 issued by Chinese Finance Appraisal Co., Ltd., the net valuation surplus amounted to RMB311 million.

37. General risk provision

In accordance with relevant regulations of the PRC, insurance companies, banking companies, trust companies, securities companies and futures companies need to set aside general risk provisions to provide for major catastrophes or losses. The Group's subsidiaries, have in accordance with the relevant regulations of the PRC, individually provided for general risk provisions in their annual financial statements based on their current year profit or risk based assets as profit appropriation. The above mentioned general risk provisions cannot be used for dividends or appropriation to capital.

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

34. Other payables

	(Audited) June 30, 2007	(Audited) December 31, 2006
Insurance guarantee fund	**106**	82
Dividend payable	**147**	81
Payables to external companies	**515**	255
Employees deposits for policy contracts	**190**	179
Withholding payables	**102**	117
Rental income received in advance	**67**	60
Payables to employees	**76**	57
Others	**1,970**	1,140
Total	**3,173**	1,971

35. Share capital

The registered and paid-up share capital of the Company is RMB7,345 million with a par value of RMB1 per share. Details of share capital are as follows:

	(Audited) Beginning of the period		**Issue of new shares**	**(Audited) End of the period**	
(In million)	**Number**	**Percentage (%)**	**in the period**	**Number**	**Percentage (%)**
Shares subject to trading moratorium:					
State-owned shares	589	9.51%	–	589	8.02%
State-owned legal-person shares	367	5.93%	–	367	5.00%
Domestic non state-owned legal-person shares	2,680	43.26%	345	3,025	41.19%
Subtotal	3,636	58.70%	345	3,981	54.21%
Shares not subject to trading moratorium:					
A shares	–	–	805	805	10.96%
H shares	2,559	41.30%	–	2,559	34.83%
Subtotal	2,559	41.30%	805	3,364	45.79%
Total	6,195	100.00%	1,150	7,345	100.00%

The registered share capital has been verified by a China certified public accounting firm.

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

32. Insurance contract reserve *(Continued)*

Due term of insurance contract reserve of the Group are as follows:

	(Audited) June 30, 2007		(Audited) December 31, 2006	
	Less than 1 year (including 1 year)	**More than 1 year**	Less than 1 year (including 1 year)	More than 1 year
Unearned premium reserves				
Direct insurance contracts	**11,642**	**3,988**	9,660	3,267
Reinsurance contracts	**5**	**18**	7	3
Claim reserves				
Direct insurance contracts	**5,934**	**1,471**	5,158	1,307
Reinsurance contracts	**24**	**7**	12	3
Policyholders' reserves for life insurance				
Direct insurance contracts	**15,204**	**274,147**	11,495	237,079
Long-term reserves for health insurance				
Direct insurance contracts	**693**	**33,706**	613	30,081
Total	**33,502**	**313,337**	26,945	271,740

Details of claim reserve of direct insurance contracts of the Group are as follows:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Incurred and reported claim reserves	**3,908**	3,222
Incurred but not reported claim reserves	**2,955**	2,785
Loss adjustment expense reserves	**542**	458
Total	**7,405**	6,465

33. Long-term borrowings

All long-term borrowings of the Group are guaranteed borrowings in RMB.

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

30. Taxes payable

	(Audited) June 30, 2007	(Audited) December 31, 2006
Corporate income tax	**673**	691
Business tax	**636**	319
City maintenance and construction tax	**20**	14
Others	**180**	142
Total	**1,509**	1,166

31. Policyholder deposits and investments

	(Audited) June 30, 2007	(Audited) December 31, 2006
Less than 1 year (including 1 year)	**132**	58
3-5 years (including 5 years)	**35**	37
More than 5 years	**4,778**	3,954
Total	**4,945**	4,049

32. Insurance contract reserves

	(Audited) For the six months period ended June 30, 2007					
	Beginning of period	Additions	Payments	Decrease surrenders	Others	End of period
Unearned premium reserves						
Direct insurance contracts	12,927	14,168	-	-	(11,465)	15,630
Reinsurance contracts	10	46	-	-	(33)	23
Claim reserves						
Direct insurance contracts	6,465	7,156	(6,016)	-	(200)	7,405
Reinsurance contracts	15	18	(2)	-	-	31
Policyholders' reserves for life insurance						
Direct insurance contracts	248,574	52,619	(5,427)	(5,934)	(481)	289,351
Long-term reserves for health insurance						
Direct insurance contracts	30,694	5,747	(516)	(309)	(1,217)	34,399
Total	298,685	79,754	(11,961)	(6,243)	(13,396)	346,839

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

27. Customer bank deposits

	(Audited) June 30, 2007	(Audited) December 31, 2006
Current deposits		
Corporate client	**26,652**	37,601
Individual client	**5,450**	5,672
Term deposits (including call deposits)		
Corporate client	**25,279**	17,454
Individual client	**4,457**	5,749
Outward remittance and drafts and telegraphic transfers payable	**381**	249
Total	**62,219**	66,725

28. Customer brokerage deposits

	(Audited) June 30, 2007	(Audited) December 31, 2006
Individual client	**9,031**	3,423
Corporate client	**815**	327
Total	**9,846**	3,750

29. Salary and welfare payable

Details of salary and welfare payable of the Group are as follows:

	(Audited) For the six months ended June 30, 2007			
	Beginning of period	**Accruals**	**Payments**	**End of period**
Salary, bonus and allowance	**608**	**3,052**	**(2,583)**	**1,077**
Staff welfare	**295**	**–**	**(181)**	**114**
Social insurance	**3**	**280**	**(233)**	**50**
Housing fund	**1**	**25**	**(23)**	**3**
Labor union fund and employee education fund	**117**	**147**	**(32)**	**232**
Compensation on termination of contracts	**–**	**20**	**(1)**	**19**
Share based payment	**1,109**	**777**	**–**	**1,886**
Total	**2,133**	**4,301**	**(3,053)**	**3,381**

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

24. Guarantee deposits

	(Audited) June 30, 2007	(Audited) December 31, 2006
Guaranteed deposits for acceptances	**3,905**	3,712
Guarantee deposits	**648**	891
Guaranteed deposits for letter of guarantee	**568**	474
Guaranteed deposits for letter of credit	**182**	259
Guaranteed deposits for futures contracts	**54**	40
Others	**508**	109
Total	**5,865**	5,485

25. Placements from banks and other financial institutions

	(Audited) June 30, 2007	(Audited) December 31, 2006
Banks	**1,871**	992

26. Financial assets sold under agreements to repurchase

	(Audited) June 30, 2007	(Audited) December 31, 2006
Securities	**21,997**	12,478
Loans	**886**	2,095
Total	**22,883**	14,573

As at June 30, 2007, loans of book value amounting to RMB911 million (Audited December 31, 2006: RMB2,231 million) and bonds investments of book value amounting to RMB21,997 million (Audited December 31, 2006: RMB12,478 million) were used as collateral for the financial assets sold under agreements to repurchase. As at the date of approval of the financial statements, financial assets sold under agreements to repurchase above amounting to about RMB20,739 million have been redeemed.

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

21. Provision for impairment losses *(Continued)*

	(Audited) For the year ended December 31, 2006					
		Addition				
	Beginning	during the	Reversal during the year			End of year
Item	of year	year	Write-back	Write-off	Total	2006
Provision for bad debts	168	428	–	(10)	(10)	586
Provision for impairment on long-term investment	80	86	–	(12)	(12)	154
Loan loss provision	94	2,531	–	(194)	(194)	2,431
Provision for impairment on investment properties	203	–	(111)	(41)	(152)	51
Provision for impairment on fixed assets	146	30	(9)	(15)	(24)	152
Provision for impairment on intangible assets	3	–	–	–	–	3
Provision for impairment on other assets	88	496	(1)	(54)	(55)	529
Total	782	3,571	(121)	(326)	(447)	3,906

22. Short-term borrowings

All short-term borrowings of the Group are guaranteed borrowings.

23. Due to banks and other financial institutions

	(Audited) June 30, 2007	(Audited) December 31, 2006
Amounts due to banks	**2,130**	1,984
Amounts due to other financial institutions	**3,188**	1,481
Total	**5,318**	3,465

Due to banks and other financial institutions are all placed domestically.

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

20. Other assets *(Continued)*

Details of settled assets held by the Group are as follows:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Buildings	**880**	1,085
Others	**105**	94
Total	**985**	1,179
Less: provision for impairment losses	**(274)**	(353)
Net	**711**	826

Gains on disposal of settled assets during the period is RMB17 million (audited 2006: nil).

21. Provision for impairment losses

Movement of provision for impairment losses is as follows:

	(Audited) For the six months ended June 30, 2007					
	Balance as at January 1,	Addition during the	Reversal during the period			Balance as at June 30,
Item	2007	period	Write-back	Write-off	Total	2007
Provision for bad debts	586	51	(10)	(278)	(288)	349
Provision for impairment on long-term investment	154	-	(18)	(12)	(30)	124
Loan loss provision	2,431	5	(131)	(1,800)	(1,931)	505
Provision for impairment on investment properties	51	19	(11)	(36)	(47)	23
Provision for impairment on fixed assets	152	41	(4)	(27)	(31)	162
Provision for impairment on intangible assets	3	-	-	-	-	3
Provision for impairment on other assets	529	75	-	(265)	(265)	339
Total	3,906	191	(174)	(2,418)	(2,592)	1,505

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

19. Deferred tax assets/liabilities

Details of deferred tax assets/liabilities of the Group are as follows:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Deferred tax assets	**592**	888
Deferred tax liabilities	**(3,555)**	(1,441)
Net	**(2,963)**	(553)

	(Audited) June 30, 2007	(Audited) December 31, 2006
Provision for bad debts	**75**	107
Loan loss provision	**126**	280
Share appreciation rights	**413**	105
Change in fair values of financial assets	**(6,026)**	(2,537)
Insurance liability reserves	**2,300**	1,381
Provision for settled assets	**69**	52
Provision for unsettled lawsuits	**16**	27
Others	**64**	32
Total	**(2,963)**	(553)

20. Other assets

	(Audited) June 30, 2007	(Audited) December 31, 2006
Prepayment for investment projects	**753**	1,689
External parties receivables	**645**	406
Interest rate swap guarantee receivables	**113**	238
Dividend receivable	**21**	107
Settled assets	**985**	1,179
Long-term deferred expense	**315**	313
Others	**1,662**	917
Total	**4,494**	4,849
Less: Provision for impairment losses	**(339)**	(529)
Net	**4,155**	4,320

There are no other assets from shareholders who individually hold not less than 5% of the company's voting share capital.

The Group did not dispose of any salvage assets during the six months ended June 30, 2007 and the year 2006.

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

18. Intangible assets *(Continued)*

	(Audited) For the year ended December 31, 2006			
	Land use rights	Computer software and others	Membership fees	Total
Cost				
Beginning of year	869	251	59	1,179
Additions	2	87	1	90
Disposals	–	(14)	(2)	(16)
End of year	871	324	58	1,253
Accumulated amortization				
Beginning of year	67	147	34	248
Additions	18	54	6	78
Disposals	–	(14)	(2)	(16)
End of year	85	187	38	310
Impairment losses				
End of year	3	–	–	3
Beginning of year	3	–	–	3
Net				
End of year	783	137	20	940
Beginning of year	799	104	25	928

The Group is in the process of applying for title certificates for land use rights with a net book value of RMB490 million as at June 30, 2007 (audited December 31, 2006: RMB498 million).

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

18. Intangible assets

	(Audited) For the six months ended June 30, 2007			
	Land use rights	Computer software and others	Membership fees	Total
Cost				
Beginning of period	871	324	58	1,253
Additions	1	59	6	66
Disposals	–	(11)	–	(11)
End of period	872	372	64	1,308
Accumulated amortization				
Beginning of period	85	187	38	310
Additions	16	58	3	77
Disposals	–	(4)	–	(4)
End of period	101	241	41	383
Impairment losses				
End of period	3	–	–	3
Beginning of period	3	–	–	3
Net				
End of period	768	131	23	922
Beginning of period	783	137	20	940

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

17. Fixed assets *(Continued)*

	(Audited) For the year ended December 31, 2006				
	Buildings	Office equipments	Motor vehicles	Construction in progress	Total
Cost					
Beginning of year	2,719	1,573	400	646	5,338
Acquisition of subsidiaries	435	308	8	10	761
Additions	161	362	87	764	1,374
Transfer from construction in progress	776	–	–	(776)	–
Transfer to investment properties	(41)	–	–	–	(41)
Disposals	(273)	(112)	(74)	–	(459)
End of year	3,777	2,131	421	644	6,973
Accumulated depreciation					
Beginning of year	603	929	250	–	1,782
Additions	213	199	51	–	463
Acquisition of subsidiaries	77	213	7	–	297
Transfer to investment properties	1	–	–	–	1
Disposals	(142)	(78)	(54)	–	(274)
End of year	752	1,263	254	–	2,269
Impairment losses					
Beginning of year	120	–	–	26	146
Additions	30	–	–	–	30
Disposals	(9)	–	–	(15)	(24)
End of year	141	–	–	11	152
Net					
End of year	2,884	868	167	633	4,552
Beginning of year	1,996	644	150	620	3,410

The Group is in the process of applying for property certificates in respect of certain buildings with a net book value of RMB210 million as at June 30, 2007 (Audited December 31, 2006: RMB156 million).

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

17. Fixed assets

	(Audited) For the six months ended June 30, 2007				
	Buildings	Office equipments	Motor vehicles	Construction in progress	Total
Cost					
Beginning of period	3,777	2,131	421	644	6,973
Acquisition of subsidiaries	-	1	2	-	3
Additions	20	159	27	2,396	2,602
Transfer from investment properties	24	-	-	-	24
Disposals	(137)	(50)	(7)	(9)	(203)
End of period	3,684	2,241	443	3,031	9,399
Accumulated depreciation					
Beginning of period	752	1,263	254	-	2,269
Additions	85	131	22	-	238
Acquisition of subsidiaries	-	1	2	-	3
Transfer from investment properties	3	-	-	-	3
Disposals	(106)	(6)	(3)	-	(115)
End of period	734	1,389	275	-	2,398
Impairment losses					
Beginning of period	141	-	-	11	152
Additions	41	-	-	-	41
Disposals	(31)	-	-	-	(31)
End of period	151	-	-	11	162
Net					
End of period	2,799	852	168	3,020	6,839
Beginning of period	2,884	868	167	633	4,552

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

16. Investment properties *(Continued)*

	(Audited) For the year ended December 31, 2006		
	Buildings	Land use rights	Total
Cost			
Beginning of year	1,762	154	1,916
Acquisition of subsidiaries	124	–	124
Addition	398	–	398
Transfer from fixed assets	41	–	41
Disposals	(407)	–	(407)
End of year	1,918	154	2,072
Accumulated depreciation and amortization			
Beginning of year	316	19	335
Addition	86	3	89
Acquisition of subsidiaries	17	–	17
Transfer from fixed assets	(1)	–	(1)
Disposals	(79)	–	(79)
End of year	339	22	361
Impairment losses			
Beginning of year	203	–	203
Disposals	(152)	–	(152)
End of year	51	–	51
Net			
End of year	1,528	132	1,660
Beginning of year	1,243	135	1,378

The Group is in the process of applying for property certificates in respect of certain buildings with a net book value of RMB25 million as at June 30, 2007 (Audited December 31, 2006: RMB93 million).

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

16. Investment properties

	(Audited) For the six months ended June 30, 2007		
	Buildings	Land use rights	Total
Cost			
Beginning of period	1,918	154	2,072
Acquisition of a subsidiary	2,046	–	2,046
Addition	301	6	307
Transfer to fixed assets	(24)	–	(24)
Disposals	(66)	–	(66)
End of period	4,175	160	4,335
Accumulated depreciation and amortization			
Beginning of period	339	22	361
Addition	76	5	81
Acquisition of a subsidiary	91	–	91
Transfer to fixed assets	(3)	–	(3)
Disposals	(7)	–	(7)
End of period	496	27	523
Impairment losses			
Beginning of period	51	–	51
Addition	19	–	19
Disposals	(47)	–	(47)
End of period	23	–	23
Net			
End of period	3,656	133	3,789
Beginning of period	1,528	132	1,660

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

14. Long-term equity investments

Investees	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Equity method: Veolia Water (Kunming) Investment Co., Ltd.	**176**	176
Cost method: Industrial Bank Co., Ltd.	**–**	113
Bank of Communications Co., Ltd.	**–**	92
Others	**35**	34
Total	**211**	415

The Group's investment in associate as at June 30, 2007 is as follows:

Name of the investee	Registered share capital	Percentage of holding capital	Investment amount at period end	Business scope
Veolia Water (Kunming) Investment Co., Ltd.	US$95,000,000	24%	176	Water services investment

15. Goodwill

Investee	**(Audited) June 30, 2007**	(Audited) December 31, 2006
Ping An Security	**313**	313
Ping An Bank	**13**	13
Shenzhen Ping An Bank	**83**	83
Shenzhen CITIC Plaza	**66**	–
Total	**475**	409
Less: provision for impairment losses	**–**	–
Net	**475**	409

The Group finished the acquisition of CITIC City Plaza in January 2007 and generated goodwill of RMB66 million. Please refer to Notes V for detailed computation.

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

13. Held-to-maturity investments

	(Audited) Book value		(Audited) Fair value	
	June 30, 2007	December 31, 2006	**June 30, 2007**	December 31, 2006
Bonds				
Government bonds	**78,994**	78,913	**79,402**	83,511
Financial bonds	**37,968**	37,142	**36,962**	39,364
Corporate bonds	**13,231**	13,195	**13,059**	13,585
Total	**130,193**	129,250	**129,423**	136,460

Terms of bonds which were classified as held-to-maturity investments are as follows:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Less than 3 months (including 3 months)	**1,259**	68
3 months to 1 year (including 1 year)	**1,787**	1,777
1-2 years (including 2 years)	**4,089**	4,951
2-3 years (including 3 years)	**5,282**	3,101
3-4 years (including 4 years)	**7,060**	2,843
4-5 years (including 5 years)	**17,695**	20,740
More than 5 years	**93,021**	95,770
Total	**130,193**	129,250

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

11. Term deposits

	(Audited) June 30, 2007	(Audited) December 31, 2006
Less than 3 months (including 3 months)	**6,776**	6,599
3 months to 1 year (including 1 year)	**8,704**	22,326
1-2 years (including 2 years)	**5,221**	10,684
2-3 years (including 3 years)	**30**	1,330
3-4 years (including 4 years)	**1,200**	1,200
4-5 years (including 5 years)	**18,730**	10,600
More than 5 years	**9,842**	12,677
Total	**50,503**	65,416

12. Available-for-sale financial assets

	(Audited) June 30, 2007	(Audited) December 31, 2006
Bonds		
Government bonds	**12,020**	14,374
Financial bonds	**43,259**	27,095
Corporate bonds	**29,028**	22,299
Equity instruments		
Funds	**8,725**	8,286
Stocks	**39,411**	23,146
Total	**132,443**	95,200

Terms of bonds which were classified as available-for-sale financial assets are as follows:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Less than 3 months (including 3 months)	**10,398**	149
3 months to 1 year (including 1 year)	**10,929**	595
1-2 years (including 2 years)	**1,787**	2,659
2-3 years (including 3 years)	**3,491**	3,159
3-4 years (including 4 years)	**1,121**	2,297
4-5 years (including 5 years)	**4,988**	3,863
More than 5 years	**51,593**	51,046
Total	**84,307**	63,768

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

10. Loans and advances to customers *(Continued)*

(5) Analysis of overdue loans are as follows: *(continued)*

	(Audited) December 31, 2006				
	Within 3 months	3 months to 1 year	1-3 years	More than 3 years	Total
Unsecured loans	14	27	2	104	147
Guaranteed loans	104	175	425	539	1,243
Secured loans	777	679	356	479	2,291
Including: Loans secured by mortgages	728	314	135	474	1,651
Loans secured by other collaterals	49	365	221	5	640
Total	895	881	783	1,122	3,681

(6) Loan loss provision:

	(Audited) For the six months ended June 30, 2007		(Unaudited) For the six months ended June 30, 2006	
	Specific	**Collective**	Specific	Collective
Beginning of period	**2,263**	**168**	94	–
Charge for the period	**5**	**–**	–	1
Recoveries during the period	**(1,758)**	**(42)**	–	–
Write-offs during the period	**–**	**–**	(7)	–
Write-backs during the period				
Due to increase in present value of loans and advances	**(73)**	**–**	–	–
Interest income from impaired loans	**(20)**	**–**	–	–
Write-backs of other reasons	**–**	**(38)**	–	–
End of period	**417**	**88**	87	1

Gains on disposal of non-performing assets during the period is RMB267 million (audited 2006: nil).

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

10. Loans and advances to customers *(Continued)*

(3) Loans and advances by region are set out below:

Region	**(Audited) June 30, 2007**	**Percentage**	(Audited) December 31, 2006	Percentage
Southern China region	**55,558**	**94.27%**	49,646	96.24%
Eastern China region	**3,170**	**5.38%**	1,469	2.85%
Other region	**204**	**0.35%**	468	0.91%
Total	**58,932**	**100%**	51,583	100%

(4) Loans and advances by guarantee type are set out below:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Unsecured loans	**7,765**	6,524
Guaranteed loans	**8,887**	8,667
Secured loans	**42,280**	36,392
Including: Loans secured by mortgages	**21,833**	20,538
Loans secured by other collaterals	**20,447**	15,854
Total	**58,932**	51,583

(5) Analysis of overdue loans are as follows:

	(Audited) June 30, 2007				
	Within 3 months	**3 months to 1 year**	**1-3 years**	**More than 3 years**	**Total**
Unsecured loans	**7**	**1**	**8**	**99**	**115**
Guaranteed loans	**76**	**7**	**116**	**10**	**209**
Secured loans	**1,004**	**256**	**117**	**22**	**1,399**
Including: Loans secured by mortgages	**949**	**219**	**86**	**22**	**1,276**
Loans secured by other collaterals	**55**	**37**	**31**	**-**	**123**
Total	**1,087**	**264**	**241**	**131**	**1,723**

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

10. Loans and advances to customers

(1) Loans and advances by individual and corporate customers are set out below:

	(Audited) June 30, 2007	(Audited) December 31, 2006
Individual loans		
Credit card	**353**	–
Loans secured by mortgages	**13,795**	12,666
Others	**1,713**	1,634
Corporate loans		
Loans	**25,440**	24,331
Discounted bills	**17,631**	12,634
Others	**–**	318
Total	**58,932**	51,583
Loan loss provision		
Including: Specific provision	**(417)**	(2,263)
Collective provision	**(88)**	(168)
Net	**58,427**	49,152

Loans of RMB911 million (Audited December 31, 2006: RMB2,231 million) were pledged as assets sold under agreements to repurchase.

(2) Loans and advances by industry are set out below:

Industry	**(Audited) June 30, 2007**	**Percentage**	(Audited) December 31, 2006	Percentage
Agriculture, forestry and fishing	**55**	**0.09%**	187	0.36%
Mining	**18**	**0.03%**	683	1.33%
Manufacturing	**9,823**	**16.67%**	9,199	17.83%
Energy	**5,664**	**9.61%**	1,395	2.70%
Transportation and communications	**4,793**	**8.13%**	1,386	2.69%
Commercial	**6,553**	**11.12%**	7,375	14.30%
Real estate	**11,081**	**18.80%**	7,812	15.14%
Construction	**2,153**	**3.65%**	3,768	7.31%
Personal loans	**15,861**	**26.92%**	14,300	27.72%
Others	**2,931**	**4.98%**	5,478	10.62%
Total	**58,932**	**100%**	51,583	100%

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

8. Premium receivables

	(Audited) June 30, 2007		
Aging	**Balance**	**Provision**	**Net book value**
Within 3 months (including 3 months)	**5,133**	**–**	**5,133**
3 months to 1 year (including 1 year)	**272**	**(98)**	**174**
More than 1 year	**99**	**(99)**	**–**
Total	**5,504**	**(197)**	**5,307**

	(Audited) December 31, 2006		
Aging	Balance	Provision	Net book value
Within 3 months (including 3 months)	2,972	–	2,972
3 months to 1 year (including 1 year)	170	(69)	101
More than 1 year	86	(86)	–
Total	3,228	(155)	3,073

There are no premium receivables from shareholders who individually hold not less than 5% of the Company's voting share capital.

9. Policy loans

The interest rate on policy loan of the Group ranges from 5.22% to 6.50% (Audited December 31, 2006: 5.22% to 6.50%).

(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

6. Financial assets purchased under agreements to resell

	(Audited) June 30, 2007	(Audited) December 31, 2006
Securities	**9,465**	6,162
Notes	**2,784**	889
Loans	**605**	200
Total	**12,854**	7,251
Less: Provision for impairment losses	**–**	–
Net	**12,854**	7,251

The fair value of the assets held as collateral for financial assets purchased under agreements to resell approximates the fair value of the collateral.

7. Interest receivables

	(Audited) June 30, 2007	(Audited) December 31, 2006
Interest receivables from banking operations	**1,064**	482
Interest receivables from loans	**150**	88
Interest receivables from bonds	**3,477**	2,640
Others	**25**	39
Total	**4,716**	3,249
Less: Provision for impairment losses	**–**	–
Net	**4,716**	3,249

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

3. Placements with banks and other financial institutions

	(Audited) June 30, 2007	(Audited) December 31, 2006
Placements with banks	**1,100**	1,727
Placements with other financial institutions	**64**	376
Total	**1,164**	2,103
Less: Provision for bad debts	**(63)**	(376)
Placements with banks and other financial institutions, net	**1,101**	1,727

4. Held-for-trading financial assets

	(Audited) June 30, 2007	(Audited) December 31, 2006
Bonds		
Government bonds	**1,881**	1,820
Financial bonds	**27,477**	5,298
Corporate bonds	**8,980**	10,643
Equity instruments		
Funds	**24,270**	17,219
Stocks	**10,828**	9,023
Total	**73,436**	44,003

Stocks investments amounting to RMB39 million as at June 30, 2007 (Audited December 31, 2006: RMB94 million) were pledged by the Group as collateral for warrants issued by a subsidiary of the Group. Management is of the opinion that there are no other material restrictions on the sale of held-for-trading financial assets.

5. Derivative financial instruments

	(Audited) June 30, 2007			(Audited) December 31, 2006		
	Nominal amount	Fair value Asset	Fair value Liability	Nominal amount	Fair value Asset	Fair value Liability
Interest derivative instruments	**1,033**	**-**	**35**	2,506	11	61
Currency derivative instruments	**76**	**-**	**1**	5	-	-
Equity derivative instruments	**1,236**	**10**	**283**	324	10	88
Credit derivative instruments	**914**	**6**	**21**	-	-	-
Other derivative instruments	**-**	**-**	**16**	-	-	29
Total	**3,259**	**16**	**356**	2,835	21	178

June 30, 2007
(in RMB million)

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Cash on hand and at bank

	(Audited) June 30, 2007	(Audited) December 31, 2006
Cash on hand	**405**	347
Cash at bank	**71,111**	31,623
Balances with central bank	**9,700**	7,714
Including: Mandatory reserves deposits	**7,558**	5,787
Surplus reserves deposits	**2,142**	1,927
Due from banks and other financial institutions	**2,311**	2,840
Other monetary funds	**262**	61
Total	**83,789**	42,585

On June 30, 2007, the cash on hand and at bank of the Group included deposits from customers held for securities trading of RMB8,239 million (Audited December 31, 2006: RMB2,958 million).

In accordance with relevant regulations, the Group's subsidiaries in the banking business maintain mandatory reserves deposits with PBOC in both RMB and foreign currencies. As at June 30, 2007 and December 31, 2006, the mandatory reserves deposits are calculated at 11.5 % and 9% for eligible RMB deposits respectively and 5% and 4% for foreign currencies deposits for both periods.

2. Balances with clearing companies

	(Audited) June 30, 2007	(Audited) December 31, 2006
Company-owned	**64**	107
Broker clients	**1,527**	768
Total	**1,591**	875

On June 30, 2007, balances with clearing companies of the Group are mainly deposits placed by Ping An Securities Company, Ltd with China Securities Depository and Clearing Corporation, which includes customer deposits of RMB1,527 million (Audited December 31,2006: RMB768 million).

V. INFORMATION OF SUBSIDIARIES *(Continued)*

Name	Date/place of incorporation	Attributable equity interest Direct	Attributable equity interest Indirect	Registered and paid-up capital (RMB unless otherwise stated)	Principal activities
Shenzhen Ping An Industries Co., Ltd.	November 24, 1992 The PRC	–	99.88%	20,000,000	Investment
Shenzhen Ping An Property and Facility Management Co., Ltd.	January 6, 1995 The PRC	–	99.88%	20,000,000	Property management
Fuzhou Ping An Real Estate Development Co., Ltd.	March 28, 1994 The PRC	–	74.25%	US$5,000,000	Development of property in Fuzhou (completed)
Shenzhen Ping An Real Estate Investment Co., Ltd.	March 8, 2005 The PRC	–	99.88%	300,000,000	Real estate development, investment
Shenzhen Xin An Investment Consultant Co., Ltd	September 5, 2005 The PRC	–	99.88%	3,000,000	Consulting
Ping An of China Asset Management (Hong Kong) Company Limited	May 16, 2006 Hong Kong	–	100.00%	HK$38,500,000	Asset management
Yuxi Ping An Real Estate Co., Ltd.	July 31, 2006 The PRC	–	79.90%	38,500,000	Property leasing
Pan-China Real Estate (Jingzhou) Co., Ltd	March 1, 2005 The PRC	–	50.94%	US$9,700,000	Real estate Investment
Shenzhen CITIC City Plaza Investment Co., Ltd.	September 26,2001 The PRC	–	98.88%	20,000,000	Real estate Investment
Anseng Investment Company Limited	April 6, 2006 BVI	–	100.00%	US$2	Investment holding
Timely Reach Investments Limited	August 11, 2006 BVI	–	100.00%	US$1	Investment holding
Total Faith Investments Limited	September 8, 2006 BVI	–	100.00%	US$1	Investment holding
Jade Reach Investments Limited	November 13, 2006 BVI	–	100.00%	US$1	Investment holding

June 30, 2007
(in RMB million)

V. INFORMATION OF SUBSIDIARIES *(Continued)*

(2) On June 26, 2007, Shenzhen Commercial Bank Co., Ltd. finished its acquisition of 100% equity interest in Ping An Bank from Ping An Trust and other minority shareholder of Ping An Bank. Subsequent to the acquisition, Shenzhen Commercial Bank Co., Ltd. renamed as Shenzhen Ping An Bank Co., Ltd. ("Shenzhen Ping An Bank") on June 27, 2007.

Particulars of the Company's principal subsidiaries as at June 30, 2007 are set out below:

Name	Date/place of incorporation	Attributable equity interest Direct	Attributable equity interest Indirect	Registered and paid-up capital (RMB unless otherwise stated)	Principal activities
Ping An Life Insurance Company of China, Ltd.	December 17, 2002 The PRC	99.00%	–	3,800,000,000	Life insurance
Ping An Property & Casualty Insurance Company of China, Ltd.	December 24, 2002 The PRC	99.06%	–	3,000,000,000	Property and casualty insurance
Shenzhen Ping An Bank Co., Ltd	August 3, 1995 The PRC	89.36%	–	5,502,000,000	Banking
China Ping An Trust & Investment Co., Ltd.	November 19, 1984 The PRC	99.88%	–	4,200,000,000	Trust and investment
Ping An Securities Company, Ltd.	July 18, 1996 The PRC	–	86.11%	1,800,000,000	Security investment and brokerage
Ping An Annuity Insurance Company of China, Ltd.	December 13, 2004 The PRC	97.00%	2.98%	500,000,000	Annuity insurance
Ping An Asset Management Co., Ltd.	May 27, 2005 The PRC	90.00%	9.90%	200,000,000	Asset management
Ping An Health Insurance Company of China, Ltd.	June 13, 2005 The PRC	95.00%	4.96%	500,000,000	Health insurance
China Ping An Insurance Overseas (Holdings) Limited	October 24, 1996 Hong Kong	100.00%	–	HK$555,000,000	Investment holding
China Ping An Insurance (Hong Kong) Company Limited	August 17, 1976 Hong Kong	–	75.00%	HK$110,000,000	Property and casualty insurance
Shenzhen Ping An Futures Brokerage Co., Ltd.	April 10, 1996 The PRC	–	93.13%	50,000,000	Futures brokerage

V. INFORMATION OF SUBSIDIARIES

The major changes in the subsidiaries of the Group during the period are as follows:

(1) On January 1, 2007, Ping An Trust completed its acquisition of 99% equity interest in Shenzhen CITIC City Plaza Investment Co., Ltd ("Shenzhen CITIC Plaza"). The paid-up capital of Shenzhen CITIC Plaza is RMB20 million.

The fair values of the identifiable assets and liabilities acquired as at the date of acquisition were:

	Fair value recognized on acquisition	Carrying value
Cash on hand and at bank	29	29
Investment properties	1,955	1,543
Other assets	4	4
Sub-total	1,988	1,576
Long term loans	1,319	1,319
Deferred income tax liabilities	62	–
Other liabilities	234	234
Sub-total	1,615	1,553
Fair value of net assets	373	23
Fair value of net assets acquired attributable to the Group	373	
Goodwill arising on acquisition	66	
Cost of acquisition	439	
Less: payable balance	(28)	
Cash paid	411	

Cash outflow on acquisition of the subsidiary:

Net cash acquired with the subsidiary	29	
Cash paid	(411)	
Net cash outflow	(382)	

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

41. Major changes in accounting estimates *(Continued)*

At the date of approval of these financial statements, detailed implementation guidelines and administrative requirements relating to the New CIT Law have yet to be announced. These detailed requirements include regulations concerning the computation of taxable income, as well as specific preferential tax treatments and their related transitional provisions. The Group will further evaluate the impact on its operating results and financial positions of future periods as more detailed requirements are issued.

IV. TAXATION

The major types of taxes and related tax rates applicable to the Group are as follows:

Business tax and surcharges

Business tax is levied on 5% of taxable premium income, other operating income and investment income. Business tax surcharges, comprising city maintenance and construction tax and education surcharges are calculated at a pre-determined percentage of business tax.

Income tax

According to the "Provisional Regulations of the PRC on Enterprise Income Tax", the taxable income of the Group represents its income for financial reporting purposes, net of deductible and non-taxable items for income tax purposes.

The income tax rates applicable to the Group, the subsidiaries and their branches during the period are as follows:

Types of tax	Subsidiaries and branches	Tax rate
Enterprise income tax in the PRC	– Ping An Bank Limited ("Ping An bank") and subsidiaries and branches of the Group located in Special Economic Zones	15%
	– Subsidiaries and branches of the Group located outside Special Economic Zones	33%
Hong Kong profits tax	– Subsidiaries in Hong Kong Special Administrative Region	17.5%

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

40. Critical accounting estimates and judgments in applying accounting policies *(Continued)*

Estimates and assumptions *(Continued)*

(4) Deferred tax assets and liabilities

Deferred tax assets and liabilities are measured, based on tax laws, at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. Deferred tax assets are recognized for all unused tax losses, to the extent that it is likely that taxable profit will be available to offset these unused tax losses. Many judgments are needed from the management to estimate the timing and amount of taxable profit as well as applicable tax rate in the future, with tax planning strategies, to determine the amount of the deferred tax assets and liabilities that should be recognized.

41. Major changes in accounting estimates

Changes in accounting estimates are applied prospectively.

(1) In compliance with Baojianfa [1999] No.90 that reserves provided for the year should not be less than the statutory minimum reserves, and valuation interest rate should not be higher than the pricing interest rate or the determined rate of 7.5%, the Group uses a more prudent valuation interest rate for insurance products with pricing interest rate equal to or higher than 7.5%. In the current period, the valuation interest rate of high interest rate insurance products of the Group was reduced to 6% – 6.5% from 6.5% – 7.5%. The accounting estimation changes result in a decrease in profit before tax of approximately RMB6,260 million.

(2) On March 16, 2007, the National people's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "New CIT Law"), which is effective from January 1, 2008. Under the New CIT Law, the corporate income tax rate applicable to domestic companies from January 1, 2008 will decrease from 33% to 25%. In addition, for those enterprises which are benefiting from lower preferential tax rates (e.g. 15%); such preferential rates will be gradually phased out by increasing them over the next five years. According to 'ASBE No.18 – Income Tax', deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. As a result, the change in the corporate income tax rate has had the following impact on the operation results and financial position of the Group for the period:

	(Audited) Six months ended June 30, 2007
Decrease in income tax expense of current period	**382**
Decrease in capital reserve (change in fair value of available-for-sale financial assets)	**1,567**
Increase in deferred tax assets	**237**
Increase in deferred tax liabilities	**1,422**

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

40. Critical accounting estimates and judgments in applying accounting policies *(Continued)*

Estimates and assumptions *(Continued)*

(1) Valuation of insurance contract reserves (Continued)

The main assumption underlying these techniques is that the Group's past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Historical claims development is mainly analyzed by accident years, but can also be further analyzed by geographical area, as well as by significant business lines and claim types. Large claims are usually separately addressed, either by being reserved at the face value of loss adjustor estimates or separately projected in order to reflect their future development. In most cases, no explicit assumptions are made regarding future rates of claims inflation or loss ratios. Instead, the assumptions used are those implicit in the historic claims development data on which the projections are based. Additional qualitative judgment is used to assess the extent to which past trends may not apply in future, (for example to reflect one-off occurrences, changes in external or maker factors such as public attitudes to claiming, economic conditions, levels of claims inflation, judicial decisions and legislation, as well as internal factors such as portfolio mix and claims handling procedures) in order to arrive at the estimated ultimate cost of claims that present the most likely outcome from the range of possible outcomes, taking account of all the uncertainties involved.

(2) Fair value of financial instruments determined using valuation methods

Fair value of financial instrument, in the absence of an active market, is estimated by using valuation techniques, such as the price used in recent arm's length transactions, reference to the current fair value of another instrument which is substantially the same, discounted cash flow analysis and option pricing model.

When using valuation techniques to determine the fair value of financial instruments, the Group makes use of all factors, whenever possible, considered by market participants in pricing technique instruments including risk-free rates, credit risk, foreign currency exchange rates, commodity prices, stock price or stock index, magnitude of future changes in price of the financial instrument and prepayment and surrender risk.

Using different valuation techniques or references assumptions may result in the existence of relatively significant differences in fair value estimations.

(3) Impairment losses of loans and advances

The Group reviews its loans and advances at each reporting date to assess whether an allowance for impairment should be recorded in the income statement. In particular, estimation by management is required in respect of the amount and timing of future cash flows when determining the level of allowance required. Such estimates are based on assumptions about a number of factors and actual results may differ.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

40. Critical accounting estimates and judgments in applying accounting policies *(Continued)*

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(1) Valuation of insurance contract reserves

Policyholders' reserves for life insurance and long-term reserves for health insurance

Policyholders' reserves for life insurance and long-term reserves for health insurance are valued according to the regulations of CIRC, using the main assumptions which include interest rates and mortality rates.

All life insurance policies must also be subject to a liability adequacy test, which reflects management's current best estimate of future cash flows. The main assumptions used are mortality, morbidity, investment returns, expenses, lapse and surrender rates. The Group base their mortality and morbidity tables on standard industry and national tables which reflect historical experiences, adjusted when appropriate to reflect the Group's unique risk exposure, product characteristics, target markets and own claims severity and frequency experiences. Estimates are also made as to future investment income arising from the assets backing life insurance contracts. These estimates are based on current market returns as well as expectations about future economic and financial developments. Assumptions on future expense are based on current expense levels, adjusted for expected inflation when appropriate. Lapse and surrender rates depend on product features, policy duration and etc. Historical experience is used in choosing these assumptions.

The reserves for investment-linked policies, where the Group undertakes both insurance risks and other risks, are determined with reference to the fair values of the assets supporting such liabilities.

Claims reserves

For property and casualty and short term life insurance contracts, estimates have to be made both for the expected ultimate cost of claims reported at the balance sheet date and for the expected ultimate cost of claims incurred but not yet reported at the balance sheet date ("IBNR"). The ultimate cost of outstanding claims is estimated by using at least two of the actuarial claims projection techniques, such as Chain Ladder Method, Average Claim Method, Reserve Development Method and Bornhuetter-Ferguson methods.

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

39. First-time adoption of Accounting Standards for Business Enterprises *(Continued)*

The impact of first-time adoption of ASBE on net profit after minority interests for the six months ended June 30, 2006 is as follows:

	(Unaudited) Six months ended June 30, 2006 (restated)
Balance before retrospective adjustment	2,670
Adjustments:	
Goodwill	20
Financial assets	1,730
Claim reserves	(337)
Land-use-rights	(7)
Deferred tax	(119)
Others and minority interests	(12)
Balance after retrospective adjustment	3,945

40. Critical accounting estimates and judgments in applying accounting policies

The Group makes critical estimates and judgments that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments

In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations and assumptions, which has the most significant effect on the amounts recognized in the financial statements.

(1) Classification of financial assets

Management needs to make significant judgment in classification of financial assets. Different classifications may affect accounting methods as well as the financial condition and operational results of the Group. After the balance sheet date, if it is discovered that inaccurate judgment was made for the classification of financial assets, the whole financial assets may need to be reclassified.

(2) Classification of insurance contracts

Management needs to make significant judgment in classification of insurance contracts. Different classifications may affect accounting methods as well as the financial condition and operational results of the Group.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

39. First-time adoption of Accounting Standards for Business Enterprises *(Continued)*

The impact of first-time adoption of Accounting Standards for Business Enterprises are as follows:

	(Audited) January 1, 2007				
	Capital reserves	**Surplus reserves**	**Retained profits**	**Minority interests**	**Total**
Balance before retrospective adjustment	**15,163**	**6,126**	**8,667**	**1,251**	**31,207**
Adjustments:					
Goodwill	**–**	**6**	**52**	**–**	**58**
Financial assets	**13,352**	**369**	**3,047**	**169**	**16,937**
Derivative financial instruments	**–**	**(4)**	**2**	**–**	**(2)**
Policyholders' reserves for life insurance	**(3,825)**	**(186)**	**(1,659)**	**(57)**	**(5,727)**
Claim reserves	**–**	**(240)**	**(1,147)**	**(14)**	**(1,401)**
Land-use-rights	**–**	**(8)**	**(47)**	**(1)**	**(56)**
Deferred tax	**(1,429)**	**57**	**252**	**(11)**	**(1,131)**
Others	**(15)**	**–**	**15**	**29**	**29**
Balance after retrospective adjustment	**23,246**	**6,120**	**9,182**	**1,366**	**39,914**

	(Audited) January 1, 2006 (restated)				
	Capital reserves	Surplus reserves	Retained profits	Minority interests	Total
Balance before retrospective adjustment	15,163	5,526	5,350	525	26,564
Adjustments:					
Goodwill	–	–	(3)	–	(3)
Financial assets	1,074	54	308	15	1,451
Derivative financial instruments	–	(8)	(46)	(1)	(55)
Policyholders' reserves for life insurance	(318)	–	–	(3)	(321)
Claim reserves	–	(231)	(1,307)	(16)	(1,554)
Land-use-rights	–	(6)	(37)	–	(43)
Deferred tax	(113)	62	351	3	303
Others	(17)	2	13	–	(2)
Balance after retrospective adjustment	15,789	5,399	4,629	523	26,340

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

36. Share-based payment transactions

Senior management and some of the key employees of the Group receive remuneration in the form of share-based payment transactions (i.e. share appreciation rights) whereby the above mentioned employees render services as consideration for share appreciation rights which are settled in cash.

Share appreciation rights are settled in cash after completion of services by the above mentioned employees in the vesting period. The fair value of share appreciation rights is expensed over the period until vesting with recognition of a corresponding liability. The cost of share appreciation rights is measured initially at fair value at the grant date using the Black-Scholes formula taking into account the terms and conditions upon which the instruments are granted.

The liability is re-measured at each balance sheet date up to and including the settlement date with changes in fair value recognized in the income statement.

37. Employee benefit

The employees of the Group are entitled to participate in government-managed social insurance schemes, including pension plans, medical benefits, housing funds and other social insurance schemes. The Group's liability in respect of these benefits is limited to the contributions paid in each period, which are expensed as incurred. Certain employees are also provided with group life insurance, but the amount involved is insignificant. The Group has no other significant legal or constructive (welfare) obligations for employee benefits beyond the said contributions.

38. Related party

Parties are considered to be related if the Group has the ability, directly or indirectly, to control the other party or to exercise joint control or significant influence over the other party in making financial and operating decisions, and vice versa.

39. First-time adoption of Accounting Standards for Business Enterprises

In accordance with "Issuance of 'ASBE No.1 – Inventory' and other 38 specific standards" (Caikuai [2006] No.3), the Group started to implement the ASBE since January 1, 2007 to replace the old accounting standards and Accounting Standards for Financial Institutes. In this financial statements, retrospective adjustments are made on the comparative data in accordance with "ASBE No. 38 – First-time Adoption of ASBE", "Experts' Opinions on Implementation of ASBE" issued by Accounting Standard Committee of MOF and etc., in respect of the translations and events affected by the change in accounting policies.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

35. Impairment of non-financial assets

The Group assesses impairment to assets other than inventory, financial assets and deferred tax assets using the methods described below.

The Group assesses at each balance sheet date whether there is an indication that a non-financial asset may be impaired. If any such indication exists, the Group makes an estimate of the asset's recoverable amount and performs a test of impairment for the asset. For goodwill generated from business consolidation and intangible assets with indefinite useful lives, tests for impairment is performed annually regardless of whether there are indications of impairment.

Recoverable amount is the higher of the asset's fair value less costs to sell and its present value of estimated future cash flows. The Group estimates recoverable value for individual assets. When it is hard to estimate individually, the recoverable value of the cash generating units which the asset belongs to will be estimated. The definition of cash generating units is determined on the basis of whether the cash generating units generate cash flows which are largely independent of those from other cash generating units.

Where the carrying amount of an asset or a cash generating unit exceeds its recoverable amount, the asset or cash generating unit is considered impaired and is written down to its recoverable amount. The difference between the carrying amount and recoverable amount is recognized in the current period's profit or loss and provision for impairment is made accordingly.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the related cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination.

When testing for impairment, if there is indication that a cash generating unit or a group of cash generating units with related goodwill may be impaired, the unit without goodwill allocated is first tested for impairment by comparing the unit's carrying amount, excluding any goodwill, with its recoverable amount and any related impairment loss is recognized accordingly. Then, the unit to which goodwill has been allocated is tested for impairment by comparing the carrying amount of the unit, including goodwill, with the recoverable amount of the unit and if the carrying amount exceeds the recoverable amount of the unit, impairment loss is recognized on the goodwill.

Previously recorded impairment losses for goodwill are not reversed in future periods.

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

34. Accounting methods for income taxes *(Continued)*

Deferred tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss ; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, unused tax losses and carry-forward of unused tax credits, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the temporary differences are not likely to be reversed in the foreseeable future and taxable profit in the future may not be obtained to offset the temporary differences.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, and reflect the tax consequences at the balance sheet date, to recover the assets or settle the carrying amount of its assets and liabilities.

The Group re-assesses book value of deferred tax assets at each balance sheet date. The Group reduces the book value of deferred tax assets if future taxable profit may not be sufficient to offset the benefits from the assets. When future taxable profit is sufficient, the reduction is reversed.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

30. Reinsurance *(Continued)*

Reinsurance inwards

The Group calculates and recognizes reinsurance expenses in current period's income statement in the same period the reinsurance premium income is recognized according to the terms of the related reinsurance contracts. Profit commission expenses are recognized in current period's income statement when the Group is able to calculate and determine the expenses according to the terms of the reinsurance contracts.

The Group adjusts and recognizes in current period's income statement the related reinsurance premium income and expenses according to the actual amounts stated on the reinsurance statement of accounts when received.

31. Operating lease

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Rental income and expenses applicable to such operating leases are charged to profit or loss on a straight-line basis over the lease terms.

32. Financial guarantee contracts

Financial guarantee contracts other than insurance contract are initially recognized at fair value. After initial recognition, they are subsequently measured at the higher of the amount of the estimated liabilities or the initial amount less accumulated amortization.

33. Fiduciary business

Transactions arising from assets held in trust on behalf of third parties arising from fiduciary business are not shown in the balance sheet because the legal interest of any risk and return are borne by policyholders.

34. Accounting methods for income tax

Income tax include current and deferred tax. Income tax are recognized in current period's profit and loss as income tax expense or income except for the adjustment made for goodwill in a business consolidation and income tax from transactions or items that directly related to equity.

For current period's deferred tax assets and liabilities arising in current and prior periods, the Group measures them using the expected payment or refund amount in according to relevant taxation regulations.

The Group recognizes deferred tax liabilities or assets based on temporary differences. Temporary differences are differences between the carrying amount of assets or liabilities in the balance sheet and their tax base. Temporary differences also include the differences between the book values and tax bases of items not recognized as assets or liabilities where the tax base can be calculated according to the relevant tax regulations.

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

28. Policyholder dividends

Policyholder dividends represent dividends paid by the Group to policyholders in accordance with the terms of direct insurance contracts. The dividends are calculated and provided based on dividends allocation method and results of actuarial valuation.

29. General risk provision

The general risk provision on the Group's consolidated financial report consists of the general reserves of insurance company subsidiaries, general provision of bank subsidiaries, general risk provisions of security company subsidiaries, loss provision for trust business of trust company subsidiaries and risk provisions of subsidiaries with dealings in futures contracts. The above mentioned general risk provision accrued by the Group is appropriated from profit.

30. Reinsurance

Reinsurance outwards

The Group cedes insurance risk in the normal course of business for its insurance businesses. Ceded reinsurance arrangements do not relieve the Group from its obligations to policyholders. The Group calculates, in accordance with the terms of relevant reinsurance contracts, premiums ceded to reinsurers and expenses recoverable from reinsurers and recognizes them in income statement. The Group determines, in accordance with the terms of the relevant reinsurance contracts, and recognizes as assets the reserves to be recovered from reinsurers in the period in which the Group recognizes the outstanding claims reserves, policyholders' reserves for life insurance and long-term reserves for health insurance of the direct insurance contracts. When the Group reduces the balance of the corresponding reserves as the amounts of claims and benefits payments are ascertained or actual claim handling expenses are incurred for the direct insurance contracts, it also reduces the balance of the corresponding reserves attributable to the outward reinsurance contracts. At the same time, the Group also determines the costs of claims and benefits recoverable from reinsurers according to the terms of the reinsurance contracts and recognizes the amount in income statement for the period. When early termination of the direct insurance contracts occurs, the Group determines the adjustments required for the premium ceded to reinsurers and commissions recoverable in accordance with the terms of the related reinsurance contracts and recognizes these amounts in income statement for the period. At the same time, the Group adjusts the relevant reserves attributable to the outward reinsurance contracts.

As the cedent, the Group does not offset but presents separately in the balance sheet the assets and liabilities, as well as in the income statement the income and expenses arising from the reinsurance contracts and their related direct insurance contracts.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

26. Liability adequacy test

The Group performs adequacy tests on claim reserves, policyholders' reserves for life insurance and long-term reserves for health insurance on each balance sheet day. If the reserves re-calculated by using actuarial methods exceed the balance of the relevant reserves on the day of adequacy test, the Group will provide for additional reserves to top up the reserve deficiency and recognize it in current profit and loss, if any, and if the related reserve is adequate, no adjustment is made.

When performing liability adequacy tests on policyholders' reserves for life insurance and long-term reserves for health insurance, the Group applies actuarial models on the basis of best estimate hypothesis in order to estimate the future cash flow of the policies. The actuarial hypothesis parameters includes premium receipts, benefit expenditure, surrender expenditure, commission and handling fees, operating expenses, policyholder dividends and other non-beneficial expenditure. The discount rates used for discounting future cash flows takes into account those assets related to reserves and the yield rates of expected future cash flows for investments.

27. Revenue recognition

Revenue is recognized only when economic benefits associated with the transaction will flow to the Group, so that the Group's assets will increase or its liabilities will decrease, and the relevant amount of revenue can be measured reliably.

Premium income

Premium income and reinsurance premium income is recognized when the insurance contracts are issued, related insurance risk is undertaken by the Group, related economic benefits will most likely flow to the Group and related net income can be reliably measured. Premiums from original non-life contracts are recognized as revenue per the amount of total premium stated in the contracts. Premiums from original life contracts with installment or single payments are recognized as revenue when due. Reinsurance premiums are recognized as revenue in accordance with the terms of the related reinsurance contracts.

Interest income

Interest income is recognized in income statement as it accrues and is calculated by using the effective interest rate method.

Other income

Commission income mainly arises from securities brokerage and trust management business. Commission income from securities brokerage business is recognized on the transaction dates while, trust management income is recognized according to the terms, conditions and returns to be assumed by the trustors as stipulated in the trust contracts. Securities premium income arises from securities underwriting business and is recognized upon the completion of underwriting services when cash is received. Rental income is recognized on a straight-line basis over the lease terms.

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

24. Policyholders' reserves for life insurance *(Continued)*

- The Group makes provision for non-account reserves for the guaranteed benefits of universal insurance according to related rules.

- The Group sets smoothing reserves for universal account in order to smooth settlement interest rates of different settlement periods. Smoothing reserves should not be negative and should only be derived from the accumulated difference between the actual investment return and the settlement interest. The Group will maintain the smoothing nature of the settlement interest rates.

(6) The reserves for investment-linked life insurance are the sum of unit reserve and non-unit reserve. The calculation method is as below:

- Unit reserve is calculated on a seriatim basis and should be equal to the value of the unit investment account as at valuation date.

- Non-unit reserves are calculated by using cash flow discounted method on the basis of generally accepted actuarial principles. The discount rate used is based on expected rate of return and should not exceed 5%.

- The Group makes provision for non-unit reserve for the guaranteed benefits of investment-linked insurance according to related rules.

(7) The changes in fair values of financial assets at fair value through profit and loss for both participating insurance and universal life insurance are recorded in policyholders' reserves for life insurance for those portions that are reasonably attributable to the policyholders and in profit and loss for the period for those that are attributable to the shareholders. For available-for-sale financial assets, fair value changes are recorded in policyholders' reserves for insurance for those portions that are reasonably attributable to the policyholders and in capital reserves for those that are attributable to the shareholders.

25. Long-term reserves for health insurance

Long-term reserves for health insurance is provided to meet future obligations arising from long-term health insurance business and is recorded based on actuarial valuation results. According to the CIRC's regulations, long-term reserves for health insurance are provided at a level not less than the statutory minimum standard. The statutory reserve is calculated in accordance with "Actuarial Regulations on Health Products" (Baojianfa [1999] No.90), other regulations and approvals promulgated by the CIRC. The expected loss rates and expected Mobidity rates that are used to calculate long-term reserves for health insurance are based on the experience data of the Company and the existed experience table of reinsurance companies. "The Actuarial Regulation on Life Products" (Baojianfa [1999] No.90) is also, followed accordingly.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

24. Policyholders' reserves for life insurance *(Continued)*

The main basis of measuring the policyholders' reserves for life insurance of the Group is as follows:

(1) Using the prospective method on a seriatim basis or using the retrospective method on a seriatim basis if it has obtained the approval of CIRC.

(2) The valuation interest rate used for life insurance should be capped at the lower of:

- 7.5% set by the CIRC; or

- Pre-set interest rate that is used in determining the insurance premium of the product.

(3) The mortality rates used for life insurance products valuation are based on the China life Insurance Mortality Table (2000-2003).

(4) The policyholders' reserves for life insurance valuation method (excluding universal life insurance and investment-linked life insurance) are as below:

- The one-year term Full Preliminary Term is adopted for traditional non-participating life insurance contracts, other than whole life annuities, while participating life insurance products are calculated according to actuarial regulations;

- For whole life annuities, a modified net level premium method is adopted;

- Premium deficiency reserve is required if the renewal year valuation premium, calculated by modified method, is higher than the gross premium;

- Amount of policyholders' reserves for life insurance should be no less than the cash value of policy at valuation date.

(5) The reserve valuation method for universal life insurance, which includes account reserve and non-account reserve, is as follows:

- Account reserve is calculated on a seriatim basis; and the amount should equal the policy's account value at valuation date.

- Non-account reserves are calculated by using cash flow discounted method on the basis of generally accepted actuarial principles. The discount rate used is based on expected rate of return and should not exceed 5%.

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

22. Unearned premium reserves *(Continued)*

The Group performs the following tests on the balance sheet date and makes additional provision for unearned premium reserves for the difference between the unearned premium provided and the greater of the following two basis:

(1) Balance of estimated future claims and expenses after deduction of relevant investment income.

(2) Surrender amount on the date of premium reserve valuation assuming all insurance policies were surrendered.

23. Claim reserves

The Group, as the insurer, provides claim reserves for non-life insurance accidents claims incurred but not settled, which include claims reported but not settled, claims incurred but not reported, and claim expense provisions.

Reserves for claims incurred and reported but not yet settled are those reserves for which the non-life insurance accidents have occurred and the claims have been reported to the Group but are not yet settled. Reserves for claims reported but not settled are prudently provided on the basis of the estimated claim losses but not more than the maximum insured amount on the insurance policy using the Average Incurred Claim Projection, Average Paid Claim Projection and other methods for the valuation of the reserves.

Reserves for claims incurred but not reported are those reserves for non-life insurance accidents incurred but not yet reported for loss. Reserves for claims incurred but not reported are prudently provided using at least two of the following methods: the Chain-ladder method, the Average Paid Claim Projection, Loss Development method and the Bornhuetter-Ferguson method.

Provisions for claim expenses are those reserves for expenses incurred for claims reported but not yet settled such as lawyer fees, litigation fees, loss inspection expenses and salaries of related claims handling staff. The Group uses the Average Case Projection method and Proportional Allocation method to provide for these reserves.

24. Policyholders' reserves for life insurance

Policyholders' reserves for life insurance are reserves provided to meet future insurance obligations arising from life insurance business and are provided using actuarial valuation methods. In accordance with the CIRC's regulations, the Group provides for policyholders' reserves for life insurance in excess of the statutory minimum standard. The statutory policyholders' reserves are calculated in accordance with "Actuarial Regulations on Life Products", "Actuarial Regulations on Interest-Dividend-Only Products" (Baojianfa [1999] No.90), "Actuarial Regulations on Individual Participating Products" (Baojianfa [2003] No.67), "Actuarial Regulations on Universal Life Products", "Actuarial Regulations on Investment-linked Products" (Baojianfa [2007] No.335), "Notice on Actuarial report" (Baojianshouxian [2005] No.8), "Notice on Amendment of the Usage of Mortality Table in Actuarial Regulations" (Baojianfa [2005] No. 118) and other regulations promulgated by the CIRC.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

20. Insurance guarantee fund

According to "Administrative Regulations on the Insurance Guarantee Fund" (Baojianhuiling [2004] No.16), the Group calculates the insurance guarantee fund as follows:

(1) For property insurance, accident insurance and short-term health insurance, insurance guarantee fund is provided at 1% of net premiums respectively.

(2) For long-term life insurance and long-term health insurance with guaranteed interest rate, insurance guarantee fund is provided at 0.15% of net premiums respectively.

(3) For long-term life insurance without guaranteed interest rate, insurance guarantee fund is provided at 0.05% of net premiums.

No additional provision is required when the accumulated insurance guarantee fund balances of Ping An Life, Ping An Annuity Insurance Company of China, Ltd. ("Ping An Annuity") and Ping An Health Insurance Company of China, Ltd. ("Ping An Health") reaches 1% of their respective total assets. For Ping An Property & Casualty, no additional provision is required when the accumulated balance reaches 6% of its total assets.

21. Direct insurance contract

Direct insurance contracts are contracts entered into by the Group and policyholders where the Group undertakes insurance risks. The Group undertakes insurance risks when the occurrence of an accident within the scope of an insurance contract is likely to cause the Group to undertake the insurance claim liability. Contracts entered into by the Group and policyholders that cause the Group to accept both insurance risk and other risks are insurance contracts in their entirety with no separation of insurance risk and other risks.

When direct insurance contracts are terminated prior to their expiration dates, the Group transfers the residual unearned premiums reserves, life insurance liabilities, and long-term health insurance liabilities, and recognizes them in the current period's profits or losses together with the corresponding surrender payments.

22. Unearned premium reserves

Unearned premium reserves are reserves made for the unexpired portion of in-force non-life insurance policies. Unearned premium reserves are recorded based on actuarial valuation results (1/365 method). In accordance with the regulation issued by the CIRC (Baojianfa [1999] No.90), unearned premium reserves for life insurance should not be less than 50% of net premiums for the current period.

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

17. Fixed assets *(Continued)*

Fixed assets are initially accounted for at cost. Cost of purchased fixed assets includes purchasing price, relevant taxes, and any directly attributable expenditures for bring the asset to working condition for its intended use such as delivery and handling costs, installation costs and others.

Fixed assets are depreciated on a straight-line basis, and the respective estimated useful lives and estimated residual values are as follows:

	Estimated useful lives	Estimated residual values
Buildings	30-35 years	5%
Office equipments, furnitures and fixtures	5 years	5%
Motor vehicles	5-8 years	5%

The Group review, at least each year end, the useful lives and the estimated residual values and the depreciation methods of fixed assets, with change made accordingly if necessary.

18. Intangible assets

Intangible assets are mainly land-use-rights (except for those of investment properties), computer software and membership fees. Intangible assets are initially measured at actual cost or fair value (if acquired through business combinations involving entities not under common control).

Depending on their useful lives, the Group separates intangible assets into intangible assets with finite lives and intangible assets with indefinite useful lives. Intangible assets with indefinite lives are those intangible assets with no foreseeable limit to the period over which those assets are expected to bring economic benefits. The Group allocates on a systematic basis the depreciable amount of intangible assets with finite useful lives over their useful lives. Intangible assets with indefinite lives are not amortized. The Group review, at least each year end, the useful lives of the intangible assets and their amortization methods, with changes made accordingly if necessary.

19. Repossessed assets

Repossessed assets are tangible assets or properties that borrowers, guarantors or other third parties use to exercise their debtors' or guarantors' rights. Repossessed assets are initially recognized at their fair value.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

15. Long-term equity investments *(Continued)*

Under the equity method, investment gains or losses are recognized and the carrying amount of the investment is adjusted to reflect the Company's share of the investment's net profit or loss. When the investee declares profit appropriations or cash dividends, the carrying amount of investment is adjusted down by the Company's share of the profit appropriations and dividends. The Company shall discontinue recognizing its share of the losses of the investee after the long-term equity investment together with any long-term interests that in substance forms part of the Company's net investment in the investee are reduced to zero, except to the extent that the Company has incurred obligations to assume additional losses. The Company also adjusts the carrying amount of the long-term equity investment for other changes in owner's equity of the investee (other than net profits or losses), and include the corresponding adjustment in equity.

On disposal of the long-term equity investment, the difference between book value and market price is charged to profit and loss for the current period.

16. Investment properties

Investment properties are interest in buildings that are held to earn rental income or capital gain or both. Investment properties of the Group are mainly buildings that are for rental and related land-use-rights.

An investment property is recognized when, and only when, it is probable that future economic benefits that are associated with the investment properties will flow to the Group and the cost can be measured reliably.

Investment properties are initially measured at cost and subsequent recognized by using the cost model. Investment properties are depreciated on a straight-line basis. For detailed estimated useful lives and estimated residual values, please refer to Notes III, 17 (Fixed Assets).

17. Fixed assets

Fixed assets are tangible assets held for rental or administrative purposes that are used for more than one accounting year. Construction-in-progress represents necessary costs incurred for fixed assets before they can be put into use. These costs include direct materials cost, direct labor cost, installment fees of equipments, construction cost and permitted capitalized borrowing fees. Construction-in-progress are transferred into fixed assets when put in use.

A fixed asset is recognized when, and only when, it is probable that future economic benefits that are associated with the fixed asset will flow to the Group and the cost can be measured reliably. Subsequent costs related to a fixed asset are recognized in the carrying amount of the fixed asset at the time those costs are incurred if the above recognition criteria are met; otherwise, those costs are recognized in profit or loss as incurred.

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

14. Assets purchased under agreements to resell and assets sold under repurchase agreements

Assets purchased under agreements to resell and assets sold under repurchase agreements are recorded as the amount actually paid or received when the transactions occurred, and are recognized in the balance sheet. The underlying assets of the agreements to resell are recorded off balance sheet, while the underlying assets of the repurchase agreements continue to be recorded in the balance sheet.

The bid and ask spread of the assets purchased under agreements to resell and assets sold under repurchase agreements are recognized using actual interest rate method as interest income and interest expense in the reselling or repurchasing period.

15. Long-term equity investments

Long-term equity investments are initially accounted for at cost on acquisition.

The cost method is used when the Company controls the investee or when the Company does not control, jointly control or have significant influence over the investee and the long-term equity investments have no quotation in active markets, and no fair value can be reliably measured.

When the cost method is used, profit distributions or cash dividends declared by the investee are recognized as investment income for the current period. The amount of investment income recognized is limited to the amount distributed out of accumulated net profit of the investee that arises after the investment was made. The amount of profit distributions or cash dividends declared by the investee in excess of the above threshold is treated as a recovery of initial investment cost.

The equity method is used to account for long-term equity investments the Company can jointly control or has significant influence over the investee.

Under the equity method, any excess of the initial investment cost over the Company's share of the net fair value of the investment's identifiable assets and liabilities is included in the initial investment cost of the long-term equity investment. Any excess of the Company's share of the investment's identifiable assets and liabilities over the cost of investment is excluded from the carrying amount of the investment and the difference is charged to profit and loss for the current period.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

12. Impairment of financial assets *(Continued)*

If an available-for-sale financial asset is impaired, the cumulative loss arising from decline in fair value that had been recognized directly in shareholders' equity is removed from shareholders' equity and recognized in profit or loss. The cumulative loss that is removed from shareholders' equity is the difference between its acquisition cost (net of any principal repayment and amortization) and its current fair value, less any impairment loss previously recognized in profit and loss. Impairment losses recognized for equity instruments classified as available-for-sale are not reversed. If, after an impairment loss has been recognized on an available-for-sale debt instrument, and the fair value of the debt instrument increases in a subsequent period whereby the increase can be objectively related to an event occurring after the impairment losses were recognized, the impairment loss is reversed and recognized in profit or loss.

If an impairment loss has been incurred on an investment in an unquoted equity instrument (without a quoted price from an active market) whose fair value cannot be reliably measured, or on a derivative financial asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the equity instrument or the derivative financial asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. The impairment losses recognized on such assets cannot be reversed.

13. Derecognition of financial assets

A financial asset is derecognized when one of the following criterias is met:

(1) the contractual right of receiving the cash flows generated from the financial asset is terminated;

(2) the financial asset has been transferred, and met the following derecognizing criterias for financial assets transformation.

A financial asset is derecognized when the Group has transferred substantially all the risks and rewards of the ownership of such financial asset; if the Group has retained substantially all the risks and rewards of ownership of the financial asset, such financial asset is not derecognized.

When the Group has neither transferred nor retained substantially all the risks and rewards of ownership of the financial asset, if the Group has relinquished control of the financial asset, the financial asset is derecognized. If the Group has control of the financial asset, it recognizes the financial asset to the extent of its continuing involvement in the transferred financial asset and recognizes an associated liability.

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

11. Fair value of financial instruments

If there is an active market for a financial instrument, the Group uses quoted prices in the active market to establish its fair value.

For financial instruments where there is no active market, the fair value is established by using valuation techniques. For application of valuation techniques in establishing fair value of financial instruments, please refer to Note III, 40.

12. Impairment of financial assets

The Group assesses at the balance sheet date the carrying amount of financial assets other than those at fair value through profit and loss. If there is any objective evidence that a financial asset is impaired, the Group provides for such impairment losses.

If financial assets carried at amortized cost are impaired, the carrying amount of the financial assets is reduced to the present value of estimated future cash flows (excluding future credit losses that have not been incurred). The reduction is recognized as an impairment loss in the income statement. If, in a subsequent period, there is objective evidence of a recovery in value of the financial assets which can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized in profit and loss. Any reversal of an impairment loss is recognized, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date, as if no impairment provision was made for that asset.

For a financial asset that is individually significant, the Group assesses the asset individually for impairment, and recognizes the amount of impairment in profit or loss if there is objective evidence of impairment. For a financial asset that is not individually significant, the Group assess the asset individually for impairment or include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether the financial asset is individually significant or not, the financial asset is included in a group of financial assets with similar credit risk characteristics and collectively assessed for impairment. Financial assets for which an impairment loss is individually recognized are not included in the collective assessment for impairment.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

9. Financial instruments *(Continued)*

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or those financial assets that are not classified in any of the above categories. Subsequent to initial recognition, these financial assets are measured at fair value. Gains and losses arising from fair value changes except for impairment losses and translation differences, are recognized directly in shareholders' equity, until the financial assets are derecognized or impaired upon which the cumulative gains or losses are removed from shareholders' equity and recognized in profit or loss. Dividend or interest income derived from available-for sale financial assets are recognized in profit and loss.

Equity investments that are not quoted in an active market and whose fair value cannot be reliably measured are carried at cost.

Other financial liabilities are carried at amortized cost using the effective interest method.

10. Derivative financial instruments

Derivative financial instruments include options embedded in convertible bonds purchased by the Group, embedded derivatives separated from insurance contracts, interest rate swaps and futures, credit default swaps, cross currency swaps, forward currency contracts, and options on interest rates, currencies and equities, etc. Derivativel financial instruments are classified as held-for-trading financial assets or financial liabilities unless they are designated as effective hedging instruments. All derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative.

Embedded derivatives are treated as separate derivatives and are recorded at fair value, if their economic characteristics and risks are not closely related to those of the related host contract and the host contract is not itself recorded at fair value through the income statement. If embedded derivatives cannot be measured separately at acquisition or at balance sheet date, the hybrid instrument is designated wholly as financial asset or financial liability at fair value through profit or loss.

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

9. Financial instruments *(Continued)*

Financial assets or financial liabilities at fair value through profit or loss comprise held-for-trading financial assets or financial liabilities and those designated at fair value through profit or loss at inception. Financial assets or financial liabilities and derivative financial instruments are classified as held-for-trading if they are acquired or incurred principally for the purpose of selling or repurchasing in the near term. For financial assets or financial liabilities designated as at fair value through profit or loss, one of the following criteria must be met:

- the designation eliminates or significantly reduces recognition or measurement inconsistency of the related gains or losses that would otherwise arise from measuring the assets or liabilities on a different basis; or

- the group of financial assets, financial liabilities or both which are managed and their performance is evaluated on a fair value basis, in accordance with the formal documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group's key management personnel; or

- the financial asset or financial liability comprises embedded derivative instrument which needs to be performed separately.

Financial assets or financial liabilities at fair value through profit or loss are initially recorded at fair value. Subsequent to initial recognition, they are re-measured at fair value. Gains or losses arising from fair value changes are recognized in profit or loss.

Held-to-maturity investments are non-derivative financial assets with fixed maturity and fixed or determinable payments that the Group has the positive intention and ability to hold to maturity. Subsequent to initial recognition, these financial assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when such financial assets are derecognized or impaired, as well as through the amortization process.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, these financial assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when such financial assets are derecognized or impaired, as well as through the amortization process.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

8. Securities underwriting business

The Group accounts for securities underwriting business on the following basis according to the underwriting methods agreed with the issuers:

(1) Where the Group undertakes to purchase all underwritten securities upfront, the Group recognizes an asset at cost upon purchase of the underwritten securities. When the securities are sold to investors, the income for underwriting the securities is determined at the sales price, while the cost is calculated at purchase price. Unsold securities are transferred into investments at cost after the underwriting period.

(2) Where the Group undertakes to purchase all underwritten securities not sold to investors at the end of the underwriting period, the Group will not recognize an asset or a liability upon receipt of the underwritten securities, but will keep a specific record of these securities. Unsold securities are transferred into investments at underwriting price after the underwriting period.

(3) Where the Group does not undertake to purchase any underwritten securities unsold at the end of the underwriting period, the Group does not recognize an asset or a liability upon receipt of the underwritten securities, but will keep a specific record of these securities.

(4) Underwriting commission income is recognized upon completion of underwriting service.

9. Financial instruments

The Group recognizes a financial asset or a financial liability when it becomes a party to the contractual provisions of the financial instrument.

The Group classifies its financial assets into four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables, and available-for-sale financial assets. The Group classifies its financial liabilities into two categories: financial liabilities at fair value through profit or loss and other financial liabilities. Financial assets and financial liabilities are initially recognized at fair value. For financial assets or liabilities at fair value through profit or loss, relevant transaction costs are directly recognized in profit or loss; for other financial assets or financial liabilities, relevant transaction costs are recognized in their initial recognition amount.

June 30, 2007
(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

5. Foreign currency translation

Domestic subsidiaries of the Group keep separate books for foreign currency transactions, and these transactions are initially recorded in the original currencies. At the balance sheet date, foreign currency monetary items are translated using the spot exchange rate at the balance sheet date, while foreign currency non-monetary items measured at historical cost continue to be translated at the spot exchange rate at the dates of the transactions. Exchange differences arising from differences between the spot exchange rate prevailing at the balance sheet date and those spot rates used on initial recognition or at the previous balance sheet date are recognized in profit or loss for the current period in which they arise.

The Group translates the functional currencies of foreign operations into Renminbi when preparing the financial statements. Asset and liability items in the balance sheet are translated at the spot exchange rate prevailing at the balance sheet date. Shareholders' equity items, except for retained earnings, are translated at the spot exchange rates at the date when such items arose. Income and expense items in the income statement are translated using the average exchange rate for the period when transactions occur. Translation differences arising from the above translation are presented as a separate line item under shareholders' equity in the balance sheet. When a foreign operation is disposed of, the translation differences relating to translation of the financial statements of that foreign operation are transferred to profit or loss in the period in which the disposal occurs. All items in the cash flow statement are translated using the current period's average exchange rate.

6. Cash equivalents

Cash equivalents are short-term, highly liquid investments which are readily convertible to known amounts of cash, and subject to an insignificant risk of changes in value, and includes balances with central bank without restrictions, balances with banks and other financial institutions and placements with banks and other financial institutions with original maturities of less than three months.

7. Customer deposits held for securities trading

Customer deposits held for securities trading are deposited in designated bank accounts by the Group. These deposits are recognized as a liability when received for the purpose of settlement with customers.

The Group acts on behalf of customers to purchase and sell securities through stock exchanges. If the total amount of securities purchased is greater than that of securities sold on each settlement date, customer deposits are reduced for the net purchases of securities on the settlement day plus withholding stamp duty and commission expenses due from customers. If the total amount of securities purchased is less than that of securities sold, customer deposits are increased for the net sales of securities less withholding stamp duty and commission expenses due from customers.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(Continued)*

4. Principles of consolidation

The Group's consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Subsidiaries are those entities which the Company has control over. The Company has control over an entity when it can exercise control over the entity's financial and operating policies in order to gain economic benefits from the entity's operations.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All significant intra-group transactions and balances are eliminated in consolidation.

The consolidated portion of shareholders' equity of the subsidiaries not held by the Group is presented separately as minority interests in the consolidated financial statements.

Business combinations not involving entities under common control

Business combinations not involving entities under common control are accounted for using the purchase method. The cost of acquisition is measured as the aggregate of the fair values of the assets given, liabilities incurred or assumed and equity instruments issued by the acquirer at the acquisition date, in exchange for control of the acquiree. The Group, at the acquisition date, recognizes the acquiree's identifiable assets, liabilities and contingent liabilities at their fair values at that date.

Where the cost of a business combination exceeds the acquirer's interest in the fair value of the acquiree's identifiable net assets, the difference is recognized as goodwill and measured at cost less accumulated impairment losses. Where the cost of a business combination is less than the acquirer's interest in the fair value of the acquiree's identifiable net assets, the difference is, after reassessment, recognized in the profit or loss for the current period.

The operating results of the acquiree are consolidated from the date the Group obtains control, until the date when such control transfers out of the Group.

Business combinations involving entities under common control

Business combinations involving entities under common control are accounted for using a method similar to the pooling of interest method. Except for adjustments made due to different accounting policies compared to those of the Group, assets and liabilities of the party being absorbed, which are obtained in the business combination, are measured at their carrying amounts at the combination date as recorded by the party being absorbed. The difference between the carrying amount of the consideration paid for the combination and the carrying amount of the net assets obtained is adjusted to capital reserve; if the capital reserve is not sufficient to absorb the difference, any excess shall be adjusted to retained earnings. The net profit made by the party being absorbed before the combination is included in the consolidated income statement.

June 30, 2007
(in RMB million)

II. STATEMENT OF COMPLIANCE

The financial statements are prepared in accordance with the Accounting Standards for Business Enterprises (ASBE) and the Implementation Guidelines issued by the Ministry of Finance of the PRC (MOF) in 2006 and other relevant regulations.

The Company is listed in both the A and H share stock markets and needs to prepare financial statements using PRC GAAP and International Financial Reporting Standards for investors of both markets. In accordance with the Accounting Standards for Business Enterprises No. 38 – First-Time Adoption of Accounting Standards for Business Enterprises and Experts' Opinions on Implementation of Accounting Standards for Business Enterprises issued by the Ministry of Finance on February 1, 2007, the Group restated its comparative figures retrospectively as a result of the change in accounting policies and consistently applied the accounting policies for the accounting periods covered by these financial statements. The impact of the change in accounting policies on the Group's equity as at December 31, 2006 and the Group's net profit for the six-months accounting period ended June 30, 2006 is shown in note III, 39.

The financial statements fairly and completely reflect the financial position on June 30, 2007 and the operating results and cash flow for the 6 months ended June 30, 2007 of the Company and the Group.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

1. Accounting year

The accounting year of the Group is from January 1 to December 31 of each calendar year.

2. Functional currency

The functional currency of the Company's domestic subsidiaries is Renminbi ("RMB"), and the functional currency of its overseas subsidiaries is Hong Kong dollars ("HKD"). The financial statements adopt RMB as the presentation currency and are expressed in RMB million unless otherwise stated.

3. Basis of accounting and measurement basis

The Group's accounts have been prepared on an accrual basis. Assets and liabilities are recorded using historical cost as the basis of measurement except for those financial instruments measured at fair value and certain insurance contract reserves.

June 30, 2007
(in RMB million)

I. CORPORATE INFORMATION

Ping An Insurance (Group) Company of China, Ltd. (the "Company") was incorporated in Shenzhen, the People's Republic of China (the "PRC") on March 21, 1988 as Shenzhen Ping An Insurance Company, and was engaged primarily in property & casualty insurance business in Shenzhen. With the expansion of business, the Company was renamed as Ping An Insurance Company of China in 1992. The Company started to be engaged in life insurance business from July 1994 and subsequently changed its name to Ping An Insurance Company of China, Ltd. in January 1997.

China Insurance Regulatory Commission (the "CIRC") issued the "Approval of separation of business operations of Ping An Insurance Company of China, Ltd (Baojianfu [2002] No.32)" on April 2, 2002 and agreed with the Company's proposal on the "Separation of business operations of Ping An Insurance Company of China, Ltd". According to the proposal, the Company will be renamed as Ping An Insurance (Group) Company of China, Ltd. The Company will also establish Ping An Property & Casualty Insurance Company of China, Ltd. (the "Ping An Property & Casualty") and Ping An Life Insurance Company of China, Ltd. (the "Ping An Life"), China Ping An Trust & Investment Co., Ltd. (the "Ping An Trust") which holds shares of Ping An Securities Company, Ltd (the "Ping An Securities").

Based on "Approval of changes in Ping An Insurance Company of China" (Baojianbianshen [2002] No.98), "Approval of establishment of Ping An Property & Casualty Insurance Company of China, Ltd." (Baojianjishen [2002] No.350) and "Approval of establishment of Ping An Life Insurance Company of China, Ltd." (Baojianjishen [2002] No.351) issued by CIRC on October 28, 2002, the Company was renamed as Ping An Insurance (Group) Company of China, Ltd., and Ping An Property & Casualty and Ping An Life were established. The Company obtained its revised business license on January 24, 2003 while Ping An Property & Casualty and Ping An Life obtained their revised business licenses on December 24, 2002 and December 17, 2002, respectively.

Based on "Approval of Ping An Insurance (Group) Company of China, Ltd. to list overseas and issue H Shares," (Baojianfu [2003] No.228) issued by CIRC and "Approval of Overseas Share Issuance by Ping An Insurance (Group) Company of China, Ltd., "(Zhengjianguohezi [2004] No.18) issued by China Securities Regulatory Commission (the "CSRC"), the Company was allowed to issue 1,261,720,000 H shares. The H shares were listed on the Hong Kong Stock Exchange on June 24, 2004.

Based on "Approval of Ping An Insurance (Group) Company of China, Ltd. to issue A shares," (Zhengjianfaxingzi [2007] No.29) issued by CSRC, the Company was allowed to issue 1,150,000,000 A shares. The A shares were listed on the Shanghai Stock Exchange on March 1, 2007.

The business scope of the Company includes investing in insurance and authorized financial enterprises, supervising and managing domestic and overseas business of subsidiaries and utilizing insurance funds. The Company is also approved to carry out domestic and overseas insurance and other businesses. The Group mainly provides integrated financial products and services, including life insurance, property and casualty insurance, trust business, securities business, banking business and other services.

For the six months ended June 30, 2007
(in RMB million)

Item		For the six months ended June 30, 2006					
		Share capital (Unaudited)	Capital reserves (Unaudited)	Surplus reserves (Unaudited)	General risk provision (Unaudited)	Retained profits (Unaudited)	Total (Unaudited)
I.	**Prior year's ending balance**	6,195	15,163	5,526	430	5,350	32,664
	Add: Changes in accounting policies	–	7	(1,112)	(35)	(7,002)	(8,142)
II.	**Current period's beginning balance**	6,195	15,170	4,414	395	(1,652)	24,522
III.	**Changes in current period**						
	(1) Net profit	–	–	–	–	5,001	5,001
	(2) Gains/(losses) recognized directly in equity						
	Net gains from changes in fair values of available-for-sale financial assets						
	Recognized directly in equity	–	301	–	–	–	301
	Transferred to the income statement	–	(17)	–	–	–	(17)
	Related tax effect of items recognized directly in equity	–	(43)	–	–	–	(43)
	Sub-total of (1) and (2)	–	241	–	–	5,001	5,242
	(3) Profit appropriation						
	Distribution to shareholders	–	–	–	–	(1,239)	(1,239)
IV.	**Current period's ending balance**	6,195	15,411	4,414	395	2,110	28,525

The accompanying notes on pages 75 to 188 form an integral part of these financial statements.

Statement of Changes in Equity

For the six months ended June 30, 2007
(in RMB million)

Item			For the six months ended June 30, 2007					
			Share capital (Audited)	Capital reserves (Audited)	Surplus reserves (Audited)	General risk provision (Audited)	Retained profits (Audited)	Total (Audited)
I.	**Prior year's ending balance**		6,195	15,163	6,126	517	8,678	36,679
	Add: Changes in accounting policies		-	568	(1,157)	(122)	(6,182)	(6,893)
II.	**Current period's beginning balance**		6,195	15,731	4,969	395	2,496	29,786
III.	**Changes in current period**							
	(1)	Net profit	-	-	-	-	4,604	4,604
	(2)	Gains/(losses) recognized directly in equity						
		Net gains from changes in fair values of available-for-sale financial assets						
		Recognized directly in equity	-	(379)	-	-	-	(379)
		Transferred to the income statement	-	(125)	-	-	-	(125)
		Related tax effect of items recognized directly in equity	-	126	-	-	-	126
		Sub-total of (1) and (2)	-	(378)	-	-	4,604	4,226
	(3)	Paid-in-capital	1,150	37,072	-	-	-	38,222
	(4)	Profit appropriation						
		Appropriation to surplus reserves	-	-	460	-	(460)	-
		Distribution to shareholders	-	-	-	-	(1,616)	(1,616)
IV.	**Current period's ending balance**		7,345	52,425	5,429	395	5,024	70,618

The accompanying notes on pages 75 to 188 form an integral part of these financial statements.

For the six months ended June 30, 2007
(in RMB million)

		Notes XIV	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
III.	**Cash flows from financing activities:**			
	Cash received from capital contributions		**38,222**	–
	Cash received from borrowings		**931**	1,247
	Sub-total of cash inflows		**39,153**	1,247
	Cash paid for distribution of dividends and interests		**(1,571)**	(1,243)
	Cash paid for other financing activities		**–**	(1,119)
	Sub-total of cash outflows		**(1,571)**	(2,362)
	Net cash flows from financing activities		**37,582**	(1,115)
IV.	**Effect of changes in foreign exchange rate on cash and cash equivalents**		**(16)**	(5)
V.	**Net increase in cash and cash equivalents**	*16*	**42,315**	(2,275)
	Add: Beginning balance of cash and cash equivalents	*16*	**3,448**	2,637
VI.	**Ending balance of cash and cash equivalents**	*16*	**45,763**	362

The accompanying notes on pages 75 to 188 form an integral part of these financial statements.

Cash Flow Statement

For the six months ended June 30, 2007
(in RMB million)

		(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
I.	**Cash flows from operating activities:**		
	Cash received from other operating activities	**129**	5
	Sub-total of cash inflows	**129**	5
	Cash paid to and for employees	**(89)**	(107)
	Cash paid for taxes and surcharges	**(90)**	(5)
	Cash paid for other operating activities	**(185)**	(53)
	Sub-total of cash outflows	**(364)**	(165)
	Net cash flows from operating activities	**(235)**	(160)
II.	**Cash flows from investing activities:**		
	Cash received from sales and redemption of investments	**7,443**	4,737
	Cash received from return on investment	**3,897**	5,087
	Net cash received from disposals of fixed assets and intangible assets	**14**	–
	Sub-total of cash inflows	**11,354**	9,824
	Cash paid for acquisitions of fixed assets	**(11)**	(21)
	Cash paid for acquisition of investments	**(6,359)**	(10,798)
	Sub-total of cash outflows	**(6,370)**	(10,819)
	Net cash flows from investing activities	**4,984**	(995)

The accompanying notes on pages 75 to 188 form an integral part of these financial statements.

For the six months ended June 30, 2007
(in RMB million)

	Notes XIV	**(Audited) For the six months ended June 30, 2007**	(Unaudited) For the six months ended June 30, 2006
Operating income			
Investment income	*11*	**4,878**	5,213
Gains from changes in fair values	*12*	**359**	69
Foreign exchange losses		**(25)**	(5)
Other operating income		**130**	30
Total operating income		**5,342**	5,307
Operating expenses			
Business tax and surcharges	*13*	**(54)**	(3)
General and administrative expenses	*14*	**(504)**	(265)
Total operating expenses		**(558)**	(268)
Operating profit		**4,784**	5,039
Less: Non-operating expenses		**(1)**	–
Profit before tax		**4,783**	5,039
Less: Income taxes	*15*	**(179)**	(38)
Net profit		**4,604**	5,001

The accompanying notes on pages 75 to 188 form an integral part of these financial statements.

Balance Sheet

June 30, 2007
(in RMB million)

	Notes XIV	**(Audited) June 30, 2007**	(Audited) December 31, 2006
ASSETS			
Cash on hand and at bank	*1*	**44,458**	3,139
Held-for-trading financial assets	*2*	**5,318**	5,458
Interest receivables		**92**	29
Term deposits	*3*	**448**	776
Available-for-sale financial assets	*4*	**5,455**	4,227
Long-term equity investments	5	**17,568**	17,368
Fixed assets		**63**	69
Intangible assets		**10**	18
Other assets		**328**	422
Total assets		**73,740**	31,506
LIABILITIES AND SHAREHOLDERS' EQUITY			
LIABILITIES			
Placements from banks and other financial institutions	*7*	**1,751**	820
Salary and welfare payable	*8*	**890**	586
Taxes payable	*9*	**179**	75
Deferred tax liabilities	*6*	**170**	93
Other liabilities		**132**	146
Total liabilities		**3,122**	1,720
SHAREHOLDERS' EQUITY			
Share capital		**7,345**	6,195
Capital reserves	*10*	**52,425**	15,731
Surplus reserves		**5,429**	4,969
General risk provision		**395**	395
Retained profits		**5,024**	2,496
Total shareholders' equity		**70,618**	29,786
Total liabilities and shareholders' equity		**73,740**	31,506

The accompanying notes on pages 75 to 188 form an integral part of these financial statements.

Consolidated Statement of Changes in Equity

For the six months ended June 30, 2007
(in RMB million)

Item		Notes III	Share capital (Unaudited)	Capital reserves (Unaudited)	Surplus reserves (Unaudited)	General risk provision (Unaudited)	Retained profits (Unaudited)	Foreign currency translation differences (Unaudited)	Minority interests (Unaudited)	Total (Unaudited)
			For the six months ended June 30, 2006							
			Equity attributable to shareholders of the parent							
I.	**Prior year's ending balance**		6,195	15,163	5,526	430	5,350	-	525	33,189
	Add: Changes in accounting policies	39	-	626	(127)	-	(721)	-	(2)	(224)
II.	**Current period's beginning balance**		6,195	15,789	5,399	430	4,629	-	523	32,965
III.	**Changes in current period**									
	(1) Net profit		-	-	-	-	3,945	-	61	4,006
	(2) Gains/(losses) recognized directly in equity									
	Net gains from changes in fair values of available-for-sale financial assets									
	Recognized directly in equity		-	4,124	-	-	-	-	37	4,161
	Transferred to the income statement		-	(1,204)	-	-	-	-	(12)	(1,216)
	Related tax effect of items recognized directly in equity		-	(438)	-	-	-	-	(4)	(442)
	Others		-	(908)	-	-	-	-	(9)	(917)
	Sub-total of (1) and (2)		-	1,574	-	-	3,945	-	73	5,592
	(3) Profit appropriation									
	Distribution to shareholders		-	-	-	-	(1,239)	-	(50)	(1,289)
IV.	**Current period's ending balance**		6,195	17,363	5,399	430	7,335	-	546	37,268

The accompanying notes on pages 75 to 188 form an integral part of these financial statements.

Consolidated Statement of Changes in Equity

For the six months ended June 30, 2007
(in RMB million)

			For the six months ended June 30, 2007							
			Equity attributable to shareholders of the parent							
Item		*Notes III*	Share capital (Audited)	Capital reserves (Audited)	Surplus reserves (Audited)	General risk provision (Audited)	Retained profits (Audited)	Foreign currency translation differences (Audited)	Minority interests (Audited)	Total (Audited)
I.	**Prior year's ending balance**		6,195	15,163	6,126	517	8,667	-	1,251	37,919
	Add: Changes in accounting policies	39	-	8,083	(6)	-	515	-	115	8,707
II.	**Current period's beginning balance**		6,195	23,246	6,120	517	9,182	-	1,366	46,626
III.	**Changes in current period**									
	(1) Net profit		-	-	-	-	8,063	-	263	8,326
	(2) Gains/(losses) recognized directly in equity									
	Net gains from changes in fair values of available-for-sale financial assets									
	Recognized directly in equity		-	15,367	-	-	-	-	154	15,521
	Transferred to the income statement		-	(8,727)	-	-	-	-	(88)	(8,815)
	Related tax effect of items recognized directly in equity		-	(2,443)	-	-	-	-	(25)	(2,468)
	Others		-	(682)	-	-	-	(48)	(121)	(851)
	Sub-total of (1) and (2)		-	3,515	-	-	8,063	(48)	183	11,713
	(3) Paid-in-capital		1,150	37,072	-	-	-	-	-	38,222
	(4) Profit appropriation									
	Appropriation to surplus reserves		-	-	808	-	(808)	-	-	-
	Distribution to shareholders		-	-	-	-	(1,616)	-	(34)	(1,650)
IV.	**Current period's ending balance**		7,345	63,833	6,928	517	14,821	(48)	1,515	94,911

The accompanying notes on pages 75 to 188 form an integral part of these financial statements.

For the six months ended June 30, 2007
(in RMB million)

		Notes VI	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
IV.	**Effect of changes in foreign exchange rate on cash and cash equivalents**		**(74)**	(18)
V.	**Net increase in cash and cash equivalents**	56	**72,777**	4,281
	Add: Beginning balance of cash and cash equivalents	56	**47,327**	25,488
VI.	**Ending balance of cash and cash equivalents**	56	**120,104**	29,769

The accompanying notes on pages 75 to 188 form an integral part of these financial statements.

		Notes VI	(Audited) For the six months ended June 30, 2007	(Unaudited) For the six months ended June 30, 2006
II.	**Cash flows from investing activities:**			
	Cash received from sales and redemption of investments		**116,021**	56,536
	Cash received from returns on investment		**12,117**	5,160
	Net cash received from disposals of fixed assets, intangible assets and other long-term assets		**92**	9
	Sub-total of cash inflows		**128,230**	61,705
	Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		**(2,043)**	(527)
	Cash paid for acquisition of investments		**(116,953)**	(73,892)
	Policy loans drawn		**(418)**	(212)
	Acquisition of a subsidiary		**(382)**	–
	Acquisition of minority interest in a subsidiary		**(229)**	–
	Sub-total of cash outflows		**(120,025)**	(74,631)
	Net cash flows from investing activities		**8,205**	(12,926)
III.	**Cash flows from financing activities:**			
	Cash received from capital contributions		**38,222**	–
	Cash received from borrowings		**192**	2
	Cash received from other financing activities		**8,310**	–
	Sub-total of cash inflows		**46,724**	2
	Cash paid for distribution of dividends and interest		**(2,080)**	(1,325)
	Including dividends paid to minority shareholders		**(34)**	(50)
	Cash paid for other financing activities		**–**	(6,460)
	Sub-total of cash outflows		**(2,080)**	(7,785)
	Net cash flows from financing activities		**44,644**	(7,783)

The accompanying notes on pages 75 to 188 form an integral part of these financial statements.

Consolidated Cash Flow Statement

For the six months ended June 30, 2007
(in RMB million)

	Notes VI	**(Audited) For the six months ended June 30, 2007**	(Unaudited) For the six months ended June 30, 2006
I. Cash flows from operating activities:			
Premiums received from direct business		**50,918**	41,567
Net cash from reinsurance business		**(88)**	32
Increase in policyholder deposits and investments		**896**	342
Increase/(decrease) in customer bank deposits and due to banks and other financial institutions		**(2,653)**	92
Increase in placement from other financial institutions		**491**	681
Cash received from interest, fees and commission income		**3,073**	238
Net increase in placements from banks and other financial institutions		**879**	–
Cash received from other operating activities		**7,993**	1,370
Sub-total of cash inflows		**61,509**	44,322
Direct business claims paid		**(11,366)**	(7,535)
Policyholder dividends paid		**(232)**	(100)
Net increase in loans and advances to customers		**(9,196)**	–
Net increase in deposits with central bank and other financial institutions		**(1,577)**	(5)
Interest, handling charges and commission paid		**(6,035)**	(3,746)
Cash paid to and for employees		**(2,115)**	(1,849)
Cash paid for taxes and surcharges		**(2,065)**	(705)
Cash paid for other operating activities		**(8,921)**	(5,374)
Sub-total of cash outflows		**(41,507)**	(19,314)
Net cash flows from operating activities	56	**20,002**	25,008

The accompanying notes on pages 75 to 188 form an integral part of these financial statements.

	Notes VI	**(Audited) For the six months ended June 30, 2007**	(Unaudited) For the six months ended June 30, 2006
Operating profit		**8,487**	4,427
Add: Non-operating income		**435**	16
Less: Non-operating expenses		**(50)**	(17)
Profit before tax		**8,872**	4,426
Less: Income taxes	*52*	**(546)**	(420)
Net Profit		**8,326**	4,006
Attributable to:			
Shareholders of the parent		**8,063**	3,945
Minority interests		**263**	61
		8,326	4,006
		RMB	*RMB*
Earnings per share			
Basic and diluted earnings per share	*53*	**1.16**	0.64

The accompanying notes on pages 75 to 188 form an integral part of these financial statements.

For the six months ended June 30, 2007
(in RMB million)

	Notes VI	**(Audited) For the six months ended June 30, 2007**	(Unaudited) For the six months ended June 30, 2006
Operating income			
Premium income	39	**53,885**	46,000
Including reinsurance premium income	39	**47**	7
Less: Premium ceded to reinsurers		**(2,600)**	(2,466)
Change in unearned premium reserves	40	**(2,105)**	(2,054)
Earned premium		**49,180**	41,480
Interest income from banking operations		**1,716**	22
Interest expense of banking operations		**(689)**	(1)
Net interest income from banking operations	41	**1,027**	21
Fees and commission income		**1,357**	218
Fees and commission expenses		**(213)**	(30)
Net income from fees and commission	42	**1,144**	188
Investment income	43	**29,124**	8,802
Gains from changes in fair values	44	**3,094**	4,001
Foreign exchange losses		**(335)**	(130)
Other operating income		**817**	265
Total operating income		**84,051**	54,627
Operating expenses			
Surrenders		**(5,919)**	(3,910)
Claims paid	45	**(11,791)**	(7,814)
Less: Reinsurers' share of claims paid		**1,167**	1,132
Change in insurance contract reserves	46	**(44,949)**	(30,021)
Less: Reinsurers' share of insurance contract reserves	47	**348**	9
Policyholder dividends		**(897)**	(1,714)
Expenses for reinsurance accepted		**(7)**	(1)
Business tax and surcharges	48	**(1,742)**	(774)
Insurance related handling charges and commission	49	**(5,666)**	(3,932)
General and administrative expenses	50	**(6,571)**	(3,986)
Less: Reinsurers' share of expenses		**675**	922
Other operating expenses		**(195)**	(66)
Impairment losses	51	**(17)**	(45)
Total operating expenses		**(75,564)**	(50,200)

The accompanying notes on pages 75 to 188 form an integral part of these financial statements.

	Notes VI	**(Audited) June 30, 2007**	(Audited) December 31, 2006
LIABILITIES AND SHAREHOLDERS' EQUITY *(Continued)*			
SHAREHOLDERS' EQUITY			
Share capital	*35*	**7,345**	6,195
Capital reserves	*36*	**63,833**	23,246
Surplus reserves		**6,928**	6,120
General risk provision	*37*	**517**	517
Retained profits		**14,821**	9,182
Foreign currency translation differences		**(48)**	–
Attributable to shareholders of the parent		**93,396**	45,260
Minority interests		**1,515**	1,366
Total shareholders' equity		**94,911**	46,626
Total liabilities and shareholders' equity		**583,143**	463,288

The financial statements on pages 59 to 188 have been signed by:

MA Mingzhe	**CHEUNG Chi Yan Louis**	**MAK, Wai Lam William**
Chairman and Chief Executive Officer	*President and Chief Financial Officer*	*Deputy Chief Financial Officer*

The accompanying notes on pages 75 to 188 form an integral part of these financial statements.

June 30, 2007
(in RMB million)

	Notes VI	**(Audited) June 30, 2007**	(Audited) December 31, 2006
LIABILITIES AND SHAREHOLDERS' EQUITY			
LIABILITIES			
Short-term borrowings	22	**557**	527
Due to banks and other financial institutions	23	**5,318**	3,465
Guarantee deposits	24	**5,865**	5,485
Placements from banks and other financial institutions	25	**1,871**	992
Derivative financial liabilities	5	**356**	178
Financial assets sold under agreements to repurchase	26	**22,883**	14,573
Customer bank deposits	27	**62,219**	66,725
Customer brokerage deposits	28	**9,846**	3,750
Premiums received in advance		**666**	1,352
Handling charges and commission payable		**1,427**	894
Due to reinsurers		**2,786**	746
Salary and welfare payable	29	**3,381**	2,133
Taxes payable	30	**1,509**	1,166
Interest payable		**355**	287
Claims payable		**4,274**	3,981
Policyholder dividends payable		**4,771**	4,107
Policyholder deposits and investments	31	**4,945**	4,049
Unearned premium reserves	32	**15,653**	12,937
Claim reserves	32	**7,436**	6,480
Policyholders' reserves for life insurance	32	**289,351**	248,574
Long-term reserves for health insurance	32	**34,399**	30,694
Long-term borrowings	33	**1,636**	155
Deferred tax liabilities	19	**3,555**	1,441
Other liabilities	34	**3,173**	1,971
Total liabilities		**488,232**	416,662

The accompanying notes on pages 75 to 188 form an integral part of these financial statements.

Consolidated Balance Sheet

June 30, 2007
(in RMB million)

	Notes VI	**(Audited) June 30, 2007**	(Audited) December 31, 2006
ASSETS			
Cash on hand and at bank	1	**83,789**	42,585
Balances with clearing companies	2	**1,591**	875
Precious metal		**1**	111
Placements with banks and other financial institutions	3	**1,101**	1,727
Held-for-trading financial assets	4	**73,436**	44,003
Derivative financial assets	5	**16**	21
Financial assets purchased under agreements to resell	6	**12,854**	7,251
Interest receivables	7	**4,716**	3,249
Premium receivables	8	**5,307**	3,073
Receivable from reinsurers		**2,205**	795
Unearned premium reserves receivable from reinsurers		**3,048**	2,437
Claim reserves receivable from reinsurers		**2,058**	1,724
Policyholders' reserves for life insurance receivable from reinsurers		**7**	–
Long-term reserves for health insurance receivable from reinsurers		**7**	–
Policy loans	9	**1,799**	1,381
Loans and advances to customers	10	**58,427**	49,152
Deposits with stock and futures exchanges		**1,139**	334
Term deposits	11	**50,503**	65,416
Available-for-sale financial assets	12	**132,443**	95,200
Held-to-maturity investments	13	**130,193**	129,250
Long-term equity investments	14	**211**	415
Goodwill	15	**475**	409
Statutory deposits		**1,520**	1,520
Investment properties	16	**3,789**	1,660
Fixed assets	17	**6,839**	4,552
Intangible assets	18	**922**	940
Deferred tax assets	19	**592**	888
Other assets	20	**4,155**	4,320
Total assets		**583,143**	463,288

The accompanying notes on pages 75 to 188 form an integral part of these financial statements.

OPINION

In our opinion, the financial statements have been prepared in accordance with Accounting Standards for Business Enterprises and present fairly, in all material aspects, the financial position of the Group and the Company as at June 30, 2007 and the results of their operations and their cash flows for the six months ended June 30, 2007.

Ernst & Young Hua Ming

Chinese Certified Public Accountant **Zhang Xiaodong**

Chinese Certified Public Accountant **Huang Yuedong**

Beijing, The People's Republic of China

August 16, 2007

Ernst & Young Hua Ming (2007) Shen Zi No.60468101-B31

To the shareholders of
Ping An Insurance (Group) Company of China, Ltd.

We have audited the accompanying financial statements of Ping An Insurance (Group) Company of China, Ltd. (the "Company") and its subsidiaries (the "Group"), which comprise the consolidated and company balance sheets as at June 30, 2007, the consolidated and company income statements, statements of changes in equity and cash flow statements for the six months ended June 30, 2007 and notes to the financial statements.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The management is responsible for preparing financial statements in accordance with Accounting Standards for Business Enterprises. This responsibility includes (1) designing, implementing and maintaining internal controls relevant to the preparation of the financial statements that are free from material misstatement whether due to fraud or error; (2) selecting and applying appropriate accounting policies; and (3) making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Chinese Auditing Standards issued by the Chinese Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain a reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider the internal controls relevant to the entity's preparation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of the accounting polices used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

The audited financial statements of Ping An Insurance (Group) Company of China, Ltd. as at June 30, 2007

Ma Mingzhe
Chairman and Chief Executive Officer

The Board of Directors of
Ping An Insurance (Group) Company of China, Ltd.
August 16, 2007

Section VIII Documents Available for Inspection

1. The text of the Interim Report signed by the Chairman of Board of Directors of the Company.

2. Financial statements signed and sealed by the legal representative and financial officer.

3. The original copy of the audit report sealed by the accounting firm and signed and sealed by the certified public accountant.

4. The original copy of all the documents and announcements that were publicly disclosed by the Company in the China Securities Journal, Shanghai Securities News and Securities Times.

5. The articles of association of the Company.

Ernst & Young Hua Ming has audited the interim financial statements of the Company and issued a standard unqualified auditor's opinion. Please refer to audited financial statements in "Section IX Attachment".

Announcement	Newspaper and page for publication	Date of publication	Website for publication and index
Lin No.2007-027: Announcement on Premiums Income	China Securities Journal, Page C004; Shanghai Securities News, Page D64; Securities Times, Page C8	July 20, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
Lin No.2007-028: Announcement on 2007 Estimated Interim Results	China Securities Journal, Page B16; Shanghai Securities News, Page D14; Securities Times, Page C24	July 24, 2007	Shanghai Stock Exchange http://www.sse.com.cn/

Announcement	Newspaper and page for publication	Date of publication	Website for publication and index
Lin No.2007-018: Announcement on Substantial Matters	China Securities Journal, Page C005; Shanghai Securities News, Page A16; Securities Times, Page C8	June 11, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
Lin No.2007-019: Announcement on Dividend Distribution for 2006	China Securities Journal, Page C009; Shanghai Securities News, Page D22; Securities Times, Page C4	June 15, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
Lin No.2007-020: Self-inspection Report and Rectification Program in the Special Operation on Corporate Governance	China Securities Journal, Page C009; Shanghai Securities News, Page D22; Securities Times, Page C4	June 15, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
Lin No.2007-021: Announcement on Premiums Income	China Securities Journal, Page C005; Shanghai Securities News, Page D11; Securities Times, Page C8	June 20, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
Lin No.2007-022: Announcement on Ping An Bank Consolidated by Shenzhen Commercial Bank	China Securities Journal, Page 008; Shanghai Securities News, Page D9; Securities Times, Page C13	June 21, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
Lin No.2007-023: Announcement on Resolution of the Thirteenth Session of the Seventh Board of Directors	China Securities Journal, Page C013; Shanghai Securities News, Page D19 ; Securities Times, Page C16	June 26, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
Lin No.2007-024: Announcement	China Securities Journal, Page A20; Shanghai Securities News, Page D8; Securities Times, Page A12	June 29, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
Lin No.2007-025: Announcement on Holding Online Forum on Corporate Governance	China Securities Journal, Page C008; Shanghai Securities News, Page D19; Securities Times, Page C12	July 10, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
Lin No.2007-026: Announcement on Changes of Employee Representative Supervisor	China Securities Journal Page A16; Shanghai Securities News, Page A14; Securities Times, Page C4	July 16, 2007	Shanghai Stock Exchange http://www.sse.com.cn/

Announcement	Newspaper and page for publication	Date of publication	Website for publication and index
Abstract from 2006 Annual Report	China Securities Journal, Page C005; Shanghai Securities News, Page D33; Securities Times, Page C13	April 12, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
Lin No.2007-010: Announcement on Guarantee Given to Ping An Insurance Overseas (Holdings) Co. Ltd.	China Securities Journal, Page C008; Shanghai Securities News, Page A9 ; Securities Times, Page C7	April 16, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
Lin No.2007-011: Announcement on Convening the Annual General Meeting of 2006	China Securities Journal, Page C068; Shanghai Securities News, Page D75; Securities Times, Page B8	April 19, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
Lin No.2007-012: Announcement on Premiums Income	China Securities Journal, Page C081; Shanghai Securities News, Page D96; Securities Times, Page C11	April 20, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
Lin No.2007-013: Announcement on Changes of Sponsor	China Securities Journal, Page C09; Shanghai Securities News, Page D64; Securities Times, Page A16	April 24, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
Lin No.2007-014: Announcement on Resolution of the Eleventh Session of the Seventh Board of Directors	China Securities Journal, Page C10; Shanghai Securities News, Page D73; Securities Times, Page C4	April 27, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
First Quarter Report of 2007	China Securities Journal, Page C10; Shanghai Securities News, Page D73; Securities Times, Page C4	April 27, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
Lin No.2007-015: Announcement on Premiums Income	China Securities Journal, Page C004; Shanghai Securities News, Page D16 ; Securities Times, Page A8	May 18, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
Lin No.2007-016: Indicative Announcement on Listing of A Shares Placed Offline (Lock-in Period: 3 Months)	China Securities Journal, Page C013; Shanghai Securities News, Page D6 ; Securities Times, Page A4	May 30, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
Lin No.2007-017: Announcement on Resolution of 2006 Annual General Meeting	China Securities Journal, Page C004; Shanghai Securities News, Page D9; Securities Times, Page C13	June 8, 2007	Shanghai Stock Exchange http://www.sse.com.cn/

XVII. INDEX OF INFORMATION DISCLOSED

Announcement	Newspaper and page for publication	Date of publication	Website for publication and index
Lin No.2007-001: Announcement on Convening the First Extraordinary General Meeting in 2007	China Securities Journal, Page A11; Shanghai Securities News, Page D8; Securities Times Page A4	March 2, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
Lin No.2007-002: Announcement on Estimated Increase in Results for 2006	China Securities Journal, Page A24; Shanghai Securities News Page D8; Securities Times Page A4	March 15, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
Lin No.2007-003: Announcement on Substantial Matters	China Securities Journal, Page D005; Shanghai Securities News, Page A6; Securities Times Page C12	March 19, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
Lin No.2007-004: Announcement on Resolution of the First Extraordinary General Meeting in 2007	China Securities Journal, Page D004; Shanghai Securities News, Page D24; Securities Times, Page B8	March 20, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
Lin No.2007-005: Announcement on Premiums Income	China Securities Journal, Page D004; Shanghai Securities News, Page D24 ; Securities Times, Page B8	March 20, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
Lin No.2007-006: Announcement	China Securities Journal, Page C61; Shanghai Securities News, Page D80; Securities Times, Page A4	March 30, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
Lin No.2007-007: Announcement on Changes of Securities Representative	China Securities Journal, Page B12; Shanghai Securities News, Page A14; Securities Times, Page C12	April 9, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
Lin No.2007-008: Announcement on Resolution of the Fourth Session of the Fifth Supervisory Committee	China Securities Journal, Page C007; Shanghai Securities News, Page D33; Securities Times, Page C13	April 12, 2007	Shanghai Stock Exchange http://www.sse.com.cn/
Lin No.2007-009: Announcement on Resolution of the Ninth Session of the Seventh Board of Directors	China Securities Journal, Page C005; Shanghai Securities News, Page D33; Securities Times, Page C13	April 12, 2007	Shanghai Stock Exchange http://www.sse.com.cn/

XVI. EXPLANATION FOR ANALYSIS OF OTHER SIGNIFICANT EVENTS AND THEIR IMPACT AND SOLUTIONS

(I) As at the end of the reporting period, the Company together with its subsidiaries had the following interests in the securities investments of other listed companies (the top ten securities investments are listed in sequence based on initial investment cost):

Serial No.	Stock code	Abbreviation	Number of shares held *(million)*	Initial investment cost *(in RMB million)*	Percentage of the share capital of the company[1]	Accounting items
1	600016	Minsheng Bank	721	5,474	5.21%	Available-for-sale financial assets
			33	143		Held-for-trading financial assets
2	600000	Shanghai Pudong	197	2,228	4.92%	Available-for-sale financial assets
		Development Bank	17	206		Held-for-trading financial assets
3	HK3988	Bank of China	453	1,315	0.21%	Available-for-sale financial assets
	601988		91	280		Available-for-sale financial assets
4	HK2628	China Life Insurance	4	96	0.25%	Available-for-sale financial assets
	601628		51	966		Available-for-sale financial assets
			14	444		Held-for-trading financial assets
5	HK1398	Industrial and Commercial Bank of China	30	121	0.37%	Available-for-sale financial assets
	601398		353	1,100		Available-for-sale financial assets
			3	10		Held-for-trading financial assets
6	601006	Daqin Railway	154	878	1.24%	Available-for-sale financial assets
			7	83		Held-for-trading financial assets
7	HK3328	Bank of Communications	9	21	0.29%	Available-for-sale financial assets
	601328		100	573		Available-for-sale financial assets
			33	259		Held-for-trading financial assets
8	000002	Vanke A	110	631	1.87%	Available-for-sale financial assets
			13	176		Held-for-trading financial assets
9	601919	China COSCO	51	436	0.75%	Available-for-sale financial assets
			15	129		Held-for-trading financial assets
10	600900	Yangtze Power	56	429	0.61%	Available-for-sale financial assets
			2	12		Held-for-trading financial assets
	Other securities investments			11,942		
	Total			27,952		

(1) The percentage of the share capital of the company was calculated based on the aggregate number of shares held in the company.

(II) As at the end of the reporting period, Ping An Trust, a subsidiary of the Company, had the following interest of unlisted financial company:

Company name	Initial investment cost *(in RMB million)*	Number of shares held *(million)*	Percentage of the share capital of the company	Net book value *(in RMB million)*
Xingye Securities Co., Ltd.	9	7	0.77%	4

XI. ASSET MANAGEMENT ON TRUST

The Company had no asset management on trust during the reporting period.

XII. OTHER MATERIAL CONTRACTS

The Company had no other discloseable material contracts during the reporting period.

XIII. IMPLEMENTATION OF UNDERTAKINGS

When the Company issued its H shares in June 2004, as approved by the CIRC through its Reply on the Issue of the Conversion of the Shares Held by Ping An Insurance Group's Foreign Shareholders to the Overseas H shares (Baojianfagai No.[2004] 61) and the CSRC with its Reply Regarding the Approval of the Ping An Insurance (Group) Company of China, Ltd.'s Issuing Overseas Listed H Shares (Zhengjianguohe No.[2004] 18), the 1,170,751,698 non-listed foreign shares held by the foreign shareholders of the Company were converted to H shares. Each of HSBC Insurance Holdings Limited and Dai-Ichi Mutual Life Insurance Company, being the shareholders of the Company, agreed not to sell any of their converted H shares within three years since the listing of H shares. During the reporting period, the undertakings of lock-up period of HSBC Insurance Holdings Limited and Dai-Ichi Mutual Life Insurance Company was expired on June 24, 2007.

XIV. APPOINTMENT OR TERMINATION OF APPOINTMENT OF THE AUDITORS

Pursuant to the resolution of the Company's general meeting 2006, the Company re-appointed Ernst & Young Hua Ming and Ernst & Young (hereinafter collectively "Ernst & Young") respectively as auditing institutions of financial statements prepared in accordance with PRC Accounting Standards and IFRS. The interim financial statements of the Company have been audited by Ernst & Young which has issued a standard unqualified auditors' opinion. The interim audit and other assurance service fee for the reporting period is about RMB12 million.

XV. PUNISHMENT AND REFORMS ON THE COMPANY, ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, SHAREHOLDERS, AND DE FACTO CONTROLLERS

During the reporting period, none of the Company, its directors, supervisors, senior management, shareholders and de facto controllers was a subject of inspection, administrative punishment or criticism by CSRC or public censure by stock exchange.

X. GUARANTEES

Unit: RMB million

External guarantees provided by the Company (excluding guarantees provided to subsidiaries)

Guaranteed parties	Date of incurrence	Amount guaranteed	Type of guarantee	Terms of guarantee	Whether fully performed	Whether a guarantee provided to related parties
Total amount of guarantee provided during the reporting period	–	–	–	–	–	–
Total balance of guarantee provided at the end of the reporting period	–	–	–	–	–	–

Guarantees provided by the Company to subsidiaries

Total amount of guarantee provided to subsidiaries during the reporting period	–
Balance of guarantee provided to subsidiaries at the end of the reporting period	1,587

Total amount of guarantees of the Company (including guarantee provided to subsidiaries)

Total amount of guarantee	1,587
Total amount of guarantee as a percentage of the Company's net assets	1.7
Including:	
Amount of guarantee provided to shareholders, de facto controller and its related parties	–
Amount of debt guarantee directly or indirectly provided to parties with gearing ratio exceeding 70%	–
Amount of guarantee exceeding 50% of the net assets	–
Aggregated amount of above three guarantees	–

V. ASSET TRANSACTIONS

(I) Asset acquisition

On June 8, 2007, Ping An Life entered into the Subscription Agreement with Minsheng Bank, pursuant to which Ping An Life subscribed 714 million Minsheng Bank's non-public offer shares at RMB7.63 per share, with a lock up period of 12 months and total consideration of RMB5,448 million. The subscription can enhance the Group's efforts to expand investment channels and maximize the return from the use of insurance funds, and is in line with the Group's ordinary course of business of investment decision.

(II) Merger

On June 16, 2007, CBRC approved Shenzhen Commercial Bank in acquiring the entire equity interest of Ping An Bank, consolidating and renaming as Shenzhen Ping An Bank Co., Ltd. (hereinafter referred to as "Shenzhen Ping An Bank"), with its headquarters in Shenzhen. The former Ping An Bank was restructured as Shenzhen Ping An Bank Shanghai Branch, the former Ping An Bank Fuzhou Branch and Shanghai Zhangjiang Sub-branch were restructured as Shenzhen Ping An Bank Fuzhou Branch and Shanghai Zhangjiang Sub-branch. On June 27, 2007, the industrial & commercial registration procedures for Shenzhen Commercial Bank renaming as Shenzhen Ping An Bank were completed.

VI. MATERIAL CONNECTED TRANSACTIONS

The Company had no material connected transactions during the reporting period.

VII. CUSTODY

The Company had no discloseable custody business during the reporting period.

VIII. CONTRACT

The Company had no discloseable contract business during the reporting period.

IX. LEASE

The Company had no discloseable lease business during the reporting period.

II. IMPLEMENTATION OF PROFIT DISTRIBUTION SCHEME DURING THE REPORTING PERIOD

The 2006 Profit Distribution Scheme of the Company has been approved by the shareholders at the 2006 AGM held on June 7, 2007, which proposed that a final dividend of RMB0.22 per share be distributed in cash based on the 7,345,053,334 shares of the Company's total share capital (including the additional share capital issued upon the IPO of A shares), amounting to RMB1,615,911,733.48. The retained profits were carried forward to the year 2007. The announcement on AGM resolutions was published on *The China Securities Journal, The Shanghai Securities News* and *The Securities Times* dated June 8, 2007. The equity registration date for the dividend distribution was June 21, 2007, the ex-dividend date was June 22, 2007 and the bonus distribution date was June 27, 2007. The announcement on the implementation of the 2006 Profit Distribution Scheme was published on *The China Securities Journal, The Shanghai Securities News* and *The Securities Times* dated June 15, 2007. The Scheme has been implemented during the reporting period.

III. THE PROFIT DISTRIBUTION SCHEME PROPOSED FOR THE HALF YEAR

Pursuant to the Articles of Association and other relevant regulations the Company shall, when determining the profit available for distribution to shareholders, provide for the statutory surplus reserve fund based on the net profit stated in the PRC Accounting Standards financial statements. The net profit stated in the PRC Accounting Standards audited financial statements of the parent company for the six months ended June 30, 2007 was RMB4,604 million, and 10% of which was allocated to statutory surplus reserve, in interim profit appropriation.

After the above profit appropriation with the retained profits adjusted in accordance with the relevant regulations having been carried forward, the Company's distributable profits are RMB5,024 million according to the PRC Accounting Standards and IFRS financial statements.

Pursuant to the Articles of Association, the amount of interim dividend should not exceed 50% of the interim distributable profits.

Therefore, the Company proposed that an interim dividend of RMB0.20 per share be distributed in cash based on the 7,345,053,334 shares of the Company's total share capital, amounting to RMB1,469,010,666.80.

IV. MATERIAL LITIGATIONS & ARBITRATIONS

The Company had no material litigation or arbitration during the reporting period.

I. CORPORATE GOVERNANCE

The Company has been in strict compliance with the "Company Law of the People's Republic of China" and the relevant laws and regulations, and has implemented the relevant provisions set out by the supervisory authorities in relation to corporate governance and constantly improved the corporate governance structure and performance with the Company's particular circumstances taken into account.

During the reporting period, the Company was successfully listed on the Shanghai Stock Exchange. Pursuant to the regulatory requirements in relation to corporate governance of the companies listed in PRC, the Company had revised the Articles of Association of Ping An Insurance (Group) Company of China, Ltd. (hereinafter referred to as the "Articles of Association"), which was considered and adopted by the shareholders at the general meeting; the Company also developed the Rules Governing Information Disclosure, which was considered and adopted by the Board. In addition, a number of other rules and regulations, namely *the Rules Governing Material Transactions, the Rules Governing Connected Transactions, the Model Code for Holding and Trading of Shares of the Company by Directors, Supervisors and Senior Management* as well as *the Rules Governing Exclusive Storage and Utilization of Raised Capital* have also been developed, issued and implemented as the internal policies of the Company.

During the reporting period, the Company convened the 2006 Annual General Meeting and one Extraordinary General Meeting; the Board held seven meetings and the Supervisory Committee held two meetings. The General Meeting, the Board, the Supervisory Committee and the Senior Management have been operating independently with reference to their duties in accordance with the Articles of Association, and exercising their rights and performing their obligations without breaching any laws or regulations.

The Company has been acting in strict compliance with the laws, regulations and the Articles of Association and disclosing all the material information punctually, accurately, truthfully and completely, ensuring equal chances for all the shareholder to access the related information. The Company is committed to constantly building a high-level corporate governance and believes that a well-maintained corporate governance system can further improve the efficiency and reliability of the management of the Company and is crucial for the Company to maximize shareholders' value. During the reporting period, the Company was awarded consecutively for the fourth time the *Customer Management Awards 2006* by Greater China CRM (Customer Relation Management); was also dubbed consecutively for the sixth time *the Most Respected Enterprises in China* by the Economics Observer Newspaper and Beijing University Management Research Center; was named *the Best Company in China in Corporate Governance* by the Asset Magazine, a distinguished Asian finance magazine, and was granted *the Corporate Governance Asia Annual Recognition Awards 2007* by Corporate Governance Asia, a renowned magazine in the Asia-Pacific Region.

During the first half of the year, benefiting from the booming domestic equity market and the surge of trading volume, the Group's securities business (including securities brokerage, investment banking and derivative products business) experienced a rapid growth. Insurance fund investment return increased substantially. The non capital market investment of the Group's trust business generated a promising result, and the development of third party asset management business achieved a breakthrough, resulting in rapid growth of the amount of entrusted assets under management. Ping An Asset Management (Hong Kong) Company Limited was being granted a license for asset management in Hong Kong, and a global investment platform was primarily formed. Four analysts from Ping An Securities were ranked among the "Top Analysts in 2006" in Asia by Star Mine, a world renowned professional evaluation agency of security analysts. Ping An Securities as a whole was ranked No.8 among a large number of prestigious research institutions.

VII. AMENDMENT TO THE OPERATION PLAN DISCLOSED IN THE ANNUAL REPORT OF THE PREVIOUS YEAR

The Group did not disclose any operation plan in the previous year. During the reporting period, the Group had no amendment to the operating plan as compared to the development target disclosed upon the listing of A shares.

Insurance business

The Company adhered to a two-pronged strategy which stressed both organic growth and outward expansion, it also focused on the retention of customer resources for its long-term development, maintained a steady expansion while proactively sought new business growth opportunities. The Group implemented the "Two Tier Market Development" strategy that focused on the balanced development of both urban and rural areas. Ping An Life initiated the pilot programs in the rural areas of Jiangsu and Zhejiang provinces. Ping An Life was the first to offer foreign-exchange insurance products in the PRC and received encouraging market response. Number of individual life sales agents increased to approximately 224,000 from approximately 205,000 as at the beginning of this year, maintaining a healthy growth momentum. The Group formulated a guideline of proactive development for property and casualty insurance business, expanded new channels, fully leveraged on the sales agents and solid customer base of other subsidiaries of the Group, accelerated the implementation of cross selling and strived to increase market share. The Group's annuity insurance business focused on the provision of professional services, grasped the opportunity of social insurance transformation and experienced rapid development and expansion. By June 2007, the Group applied to open 35 branches for its annuity insurance business, which all obtained *License for Operating Insurance Business*. The Group's annuity insurance business was carried out smoothly nationwide.

Banking business

The Group proactively explores various models to gradually form a nationwide network through mergers and acquisitions. With the approval of China Banking Regulatory Commission, Shenzhen Commercial Bank merged with and took in Ping An Bank and renamed as "Shenzhen Ping An Bank Co., Limited." ("Shenzhen Ping An Bank"). Shenzhen Ping An Bank has branches in Shenzhen, Shanghai and Fuzhou and provides a full range of financial services and products for corporate and individual customers. The merger of the two banks further consolidated the banking resources of the Group, helped strengthen the pillar of banking business, created a single banking brand name and gradually formed a nationwide platform for banking business. On May 21, 2007, after years of dedicate preparations, we successfully launched the Wanlitong Affinity Credit Card, a China UnionPay standard credit card. This is one of the best joint-name credit cards which offers comprehensive insurance protection in the PRC by leveraging the combined strength of our insurance and banking platform.

Asset management business

The Group, on one side, continued to strengthen the construction and operation of domestic investment platform, constantly expanding investment channels, enhanced ability to identify quality projects and pack products, and on the other side, it strived to form an efficient overseas investment platform in order to achieve global asset allocation, enhance investment return and reduce asset-liability mis-match risk.

VI. ACTUAL OPERATING RESULTS AS COMPARED TO THE LISTING DOCUMENTS/ EARNINGS FORECAST/PLAN, DESCRIPTION OF FORECAST OR STATUS OF PLAN IMPLEMENTATION

(I) Status of completion of earnings plan

During the first half of 2007, the Group recorded an aggregate net profit of RMB8,326 million, representing an increase of 107.8% as compared to the corresponding period of the previous year, and exceeded the anticipated target.

The three major business lines, including insurance, banking and asset management, all recorded substantial increases in net profit. In breakdown, net profit from banking and asset management businesses achieved rapid growth, resulting in a substantial increase of its percentages to total profit; net profit from insurance business recorded RMB5,135 million, representing an increase of 39.1% as compared to the corresponding period of the previous year, and accounting for 61.7% of total profit, representing a decrease of 30.4 percentage points as compared to the corresponding period of the previous year; net profit from banking business recorded RMB1,086 million, accounting for 13.0% of total profit, representing an increase in contribution of 13.0 percentage points; and net profit from securities business recorded RMB676 million, representing an increase of 288.5% as compared to the corresponding period of the previous year, and accounting for 8.1% of total profit, representing an increase of 3.8 percentage points as compared to the corresponding period of the previous year.

(II) Status of completion of operation plan

During the first half of 2007, under the circumstance of steady and rapid development, the Group carried out various activities in accordance with the formulated business plan, fully implemented its various development strategies and achieved various operational targets.

The Group continuously progressed towards the goal of becoming an international leading financial service conglomerate, and strived to become one of the market leaders. As the Company puts more effort in its business, organization and management, the Group's integrated financial services platform has been further refined. Along with the smooth integration of various back-office functions, the performance of cross-selling various financial products within the Group exceeded its business targets. Meanwhile, on the basis of an ever-stronger insurance business, the Group smoothly completed the consolidation of its banking business, preliminarily built up the international platform for its asset management business, and basically formed a three-pillar core business system comprising insurance, banking and asset management.

(in RMB million)	Risk Discount Rate			
	Earned Rate/11.0%	Earned Rate/12.0%	Earned Rate/13.0%	12.0%
Value of in-force business	27,309	25,232	23,330	25,902
	11.0%	12.0%	13.0%	Earned Rate/12.0%
Value of one year's new business	6,814	6,215	5,694	7,060

Assumptions (in RMB million)	Value of in-force business	Value of one year's new business
Central case	25,232	6,215
Investment return increased by 50bp every year	33,339	6,473
Investment return increased by 100bp every year	40,838	6,733
10% reduction in mortality and morbidity rates	25,566	6,343
10% reduction in policy discontinuance rates	25,769	6,452
10% reduction in maintenance expense	26,064	6,353
5% increase in the policyholders' dividend payout ratio	24,046	6,070

Risk discount rates were earned rate/12.0% and 12.0% for in-force business and new business respectively.

V. INVESTMENTS DURING THE REPORTING PERIOD

(I) Use of subscription proceeds of H shares

The net proceeds from the Company's initial public offering of H shares in 2004 have been fully used for general corporate purposes and for the improvement of its operating activities. The proceeds formed part of the Company's working capital and were used in accordance with the applicable rules and regulations of relevant industry regulatory authority.

The Company's significant equity investments during the reporting period are as follows:

Capital injection into Ping An Annuity

With the approval of CIRC on March 9, 2007, the Company injected RMB200 million into Ping An Annuity. After that, the registered capital of Ping An Annuity amounted to RMB500 million.

(II) Use of subscription proceeds of A shares

The net proceeds from the Company's public offering of A shares in February 2007 amounted to RMB38,222 million. By June 30, 2007, the application for the change in registered capital of the Company had been submitted to regulators for approval, all proceeds raised from the offering of A shares were deposited in the designated account for such subscription proceeds opened with Shenzhen Ping An Bank.

New Business Volumes and Business Mix

The volume of new business sold during the past 12 months prior to June 30, 2007 has been modelled to calculate the value of one year's new business. The volume was RMB27,272 million in terms of first year premium. The mix of the new business measured by first year premium was:

	Percentage
Individual life	**51.3%**
Long-term business	49.5%
Short-term business	1.8%
Group life	**26.0%**
Long-term business	16.7%
Short-term business	9.3%
Bancassurance	**22.7%**
Long-term business	22.7%
Total	**100.0%**

* Figures may not be additive due to rounding.

Sensitivity Analysis

The Group has investigated the effect, on the value of in-force business and the value of one year's new business, of varying independently certain assumptions regarding future experience. Specifically, the following changes in assumptions have been considered:

- Risk discount rate
- Investment return increased by 50 basis points every year
- Investment return increased by 100 basis points every year
- A 10% reduction in mortality and morbidity for assured lives
- A 10% reduction in policy discontinuance rates
- A 10% reduction in maintenance expense
- A 5% increase in the policyholders' dividend payout ratio

IV. EMBEDDED VALUE

In order to provide investors with an additional tool to understand our economic value and business performance results, the Group has disclosed information regarding embedded value in this section. The embedded value represents the shareholders' adjusted net asset value plus the value of the Group's in-force life insurance business adjusted for the cost of regulatory solvency margin deployed to support this business. The embedded value excludes the value of future new business sales.

Components of Economic Value

(in RMB million)	As at June 30, 2007	As at December 31, 2006
Adjusted net asset value	**95,567**	46,282
Value of in-force insurance business written prior to June 1999	**(16,446)**	(20,932)
Value of in-force insurance business written since June 1999	**51,251**	48,011
Cost of holding the required solvency margin	**(9,573)**	(7,788)
Embedded Value	**120,799**	65,573
Value of one year's new business	**7,323**	6,007
Cost of holding the required solvency margin	**(1,108)**	(875)
Value of one year's new business after cost of solvency	**6,215**	5,132

The adjusted net asset value is based on the audited shareholders net assets of the Group as measured on the PRC statutory basis. The values placed on certain assets have been adjusted to the market values. It should be noted that the adjusted net asset is for the whole Group, including Ping An Life and other business units, whilst the value of in-force insurance business and the value of one year's new business presented are only in respect of Ping An Life and not other business units.

Key Assumptions

The key assumptions used in the embedded value calculation as at June 30, 2007 have been the same as those used in 2006 year-end valuation.

There is a growing trend of premium rates liberalization, and our life insurance business will undoubtedly face such challenge. We will closely monitor the development of regulatory policies and measures, as well as further enhance the existing analysis and stipulate corresponding measures.

(II) Property and casualty insurance business

During the first half of this year, intense competition in the property and casualty insurance market, the deregulation of policy on commission rates and increased business acquisition cost had placed pressure on our profitability and overall operating cost of our property and casualty business. Facing greater challenges to the operating management, Ping An Property & Casualty has to expand the scale of operations in the profitable markets and to properly manage business quality and cost. Meanwhile, the Group has to optimize and consolidate resources, conduct market segmentation, implement the transformation of sales mode and establish professional sales teams.

(III) Banking business

During the current stage of transforming from a regional bank to a national bank, Shenzhen Ping An Bank, after the merger, proactively launched various innovative financial products and services, issued credit cards, recruited operational and managerial talents and refined the organizational structure, resulting in an increase in the bank's operating cost, and cost-to-income ratio has maintained at a relatively high level.

(IV) Others

Ping An Annuity, Ping An Health and Ping An Asset Management (Hong Kong) are still in the start-up period, and are unable to make any significant contribution to the total profit of the Group.

(II) Banking business

During the reporting period, the amount of the losses/gains arising from the non-recurring items of banking business were RMB409 million, which mainly included gain from non-performing assets disposals and reversals of litigation provision.

(III) Others

For the purpose of nurturing the healthy development of trust companies and encouraging the qualified trust companies to carry on prudent and innovative financial services, China Banking Regulatory Commission (CBRC) and the State Administration of Foreign Exchange have formulated *The Interim Measures for the Administration of Trusted Companies' Overseas Financial Management Business*. And in order to further diversify the investment varieties of overseas financial management services offered to clients, as well as to promote a stable development of such overseas financial management business, the CBRC has extended the investment scope of commercial banks' overseas financial management services offered to clients. In addition, the *Pilot Rules on the Administration of Overseas Securities Investment by Qualified Domestic Institutional Investors* was promulgated which is applicable to securities related institutions, such as domestic fund management companies and securities companies. All these measures will help to foster the development of financial management business of the operating units within the Group.

III. THE PROBLEMS AND DIFFICULTIES ENCOUNTERED IN THE OPERATION OF THE COMPANY

(I) Life insurance business

Ping An Life has formulated a two tier market development strategy, on one hand it will strengthen well established advantageous position in the coastal cities, and on the other hand accelerate the development of a new business model in inland provinces and small and medium cities on the other side. The Group will face the challenges of manpower and resources allocation in the rapid growth of its two-tier markets.

The continuation of the Central Bank's macro-control measures has exerted certain effects on the development of the insurance industry. For instance, the sale of insurance products could be adversely affected. After the raising of interest rate, the one-year standard deposit rate was adjusted upward to 3.33%. The effective yield, after deducting interest tax, is 3.16%, which exceeds the pricing interest rate cap of 2.5% set by the CIRC. This has brought a negative effect on the sale of traditional insurance savings type of products. Meanwhile, the control measures have a positive effect on the insurance fund investment returns. Since a substantial part of the assets of insurance companies have been placed in bank deposits and bond investment, the raising of interest rate would increase the net investment returns arising from re-investment and new investment in bank deposits and bond investment, which would help match the assets and liabilities of life insurance companies, as well as increasing its embedded value.

7. **Asset management business**

Our assets under the management of Ping An Asset Management continued to grow remarkably in the first half of 2007. Total investment income and total investment yield both recorded steady growth. In addition to the Group's funds, Ping An Asset Management also commenced developing third party assets management business. In terms of internal management, Ping An Asset Management has standardized and regulated its business flow, risk measures, assets allocation and performance measurement mechanism to sustain continuous improvement in investment capability.

Ping An Asset Management (Hong Kong) obtained the asset management license from SFC on March 1, 2007, and would be playing a main role in our overseas investment management business.

II. DISCUSSION AND ANALYSIS OF THE SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

During the reporting period, significant events in operations that could have an impact on the Company's operations were set out as follows:

(I) Insurance business

Ping An Life has experienced a rapid growth during the first half of the year. Some products have been terminated while others have been updated, caused a relatively impact on business development. Individual life insurance achieved first year premiums of RMB9,309 million for the first half of the year, representing an increase of 36.1% compared to the same period of 2006.

During the first half of the year, market competition had become intense, the policy on commission rates became less regulated and acquisition costs increased. All these factors had placed pressure on the earnings of property and casualty insurance business, resulting in a relative higher combined ratio for this business segment.

Benefiting from the significant improvement of the investment environment, insurance funds recorded excellent investment results.

The promulgation of the *Guidelines on Credit Rating for Bond Investments by Insurance Institutions (Trial)* by the CIRC, which require insurance companies to set up an internal credit rating system to assess the credit risk involved in bond investments, represents an important move of the insurance industry in its efforts to implement the *Opinions on Strengthening Risk Management of Insurance Funds* to a full extent, and this also marks the first step of credit risk management of bond investment by insurance funds. It also serves as a guiding instruction for the Company when it comes to establishing an internal credit rating system to ensure the safety of its insurance assets.

Brokerage fees income from our brokerage business increased significantly to RMB790 million in the six months ended June 30, 2007 from RMB150 million in the same period in 2006. This increase was primarily due to the significant increase in trading volume of the booming PRC stock market.

Underwriting commission income from our investment banking business increased significantly to RMB224 million in the six months ended June 30, 2007 from RMB35 million in the same period in 2006. This increase was primarily due to the booming equity market and our business development efforts.

Total fees and commission expenses increased in line with the business growth. As a result, net fees and commission income increased significantly to RMB975 million in the six months ended June 30, 2007 from RMB218 million in the same period in 2006.

Total investment income

Total investment income from our securities business increased significantly to RMB491 million in the six months ended June 30, 2007 from RMB168 million in the same period in 2006. This increase was primarily due to the increase in realized investment gains from our proprietary trading business.

5. **Trust business**

For the six months ended June 30, (in RMB million)	2007	2006
Total operating income(1)	**448**	140
Net Profit(1)	**275**	61

(1) Total operating income and net profit have not taken into account the data of the subsidiaries of Ping An Trust.

Total income from our trust business increased significantly to RMB448 million in the six months ended June 30, 2007 from RMB140 million in the same period in 2006. Net profit from our trust business increased significantly to RMB275 million in the six months ended June 30, 2007 from RMB61 million in the same period in 2006. The increase in net profit was primarily due to the significant increase in assets held under the management of Ping An Trust as well as the better investment return.

6. **Fiduciary business**

(In RMB million)	As at June 30, 2007	As at December 31, 2006
Entrusted loans	**1,931**	2,120
Assets under corporate annuity scheme	**1,198**	634
Net assets under trust scheme	**28,676**	16,677

(3) Total loans include general term loans and discounted bills.

(4) Non-performing loan is defined as those loans and advances graded as substandard, doubtful and loss. The drop in non-performing assets package ratio is mainly due to the disposal of over RMB2.8 billion non-performing loan to Cinda Asset Management Company in 2nd Quarter of 2007.

As at June 30, 2007, after the merger, Shenzhen Ping An Bank's total assets amounted to RMB124,788 million. The capital adequacy ratio was 10.6% and the non-performing loan's ratio was reduced to 1.1%.

4. Securities business

Our securities business is mainly carried out by our 86.1%-owned subsidiary Ping An Securities. Ping An Securities has 22 branches across China and PA18 as the internet portal.

Results of operation

The net profit from our securities business increased significantly to RMB676 million in the six months ended June 30, 2007 from RMB174 million in the same period in 2006.

The following are certain key financial information of our securities business:

For the six months ended June 30, (in RMB million)	2007	2006
Net fees and commission income	**975**	218
Total investment income[1]	**491**	168
Net profit	**676**	174

(1) Total investment income includes investment income and gains from changes in fair values.

Net fees and commission income

The following table sets forth the major components of net fees and commission income:

For the six months ended June 30, (in RMB million)	2007	2006
Fees and commission income		
Brokerage fees	**790**	150
Underwriting commission income	**224**	35
Others	**32**	45
Total fees and commission income	**1,046**	230
Fees and commission expenses		
Brokerage fees paid	**(71)**	(12)
Total fees and commission expenses	**(71)**	(12)
Net fees and commission income	**975**	218

Net interest spread increased to 2.4% for the six months ended June 30, 2007 from 0.6% in the same period in 2006. In the first half of 2006, Ping An Bank mainly engaged in foreign currency businesses and obtained funding from interbank market where funding cost is not low. With the acquisition of SZCB, our banking business now has a mix of Renminbi and foreign currency banking business with over 3 million customers accounts. Accordingly, funding now is mainly sourced from customer deposits, which has a relatively low funding cost. As a result, net interest spread improved to 2.4%.

Operational efficiency

For the six months ended June 30,	2007	2006
Cost-to-income ratio [1]	**46.3%**	84.4%

(1) Cost-to-income ratio is defined as operating expenses/net operating income.

Cost-to-income ratio decreased to 46.3% in the six months ended June 30, 2007 from 84.4% in the same period in 2006. However, the cost-to-income ratio for the six months ended June 30, 2006 was solely from Ping An Bank. After the acquisition, for the same period of 2007, the cost-to-income ratio reflects the combined results of SZCB and Ping An Bank.

Supplementary reference information on shenzhen ping an bank's comparative data

The following table sets forth the key performance indicators of Shenzhen Ping An Bank for the first half of 2007 as compared to the same period in 2006[1]:

As at June 30 or for the six months ended June 30,	2007	2006
Cost-to-income ratio[2]	**46.3%**	35.5%
Loan to deposit ratio[3]	**52.6%**	72.6%
Non-performing loans ratio[4]	**1.1%**	8.2%
Loan loss provisions/non-perfoming loans ratio	**66.0%**	39.1%
Capital adequacy ratio	**10.6%**	4.9%

(1) The 2006 ratios as stated in this table are unaudited proforma results as if SZCB and Ping An Bank were merged in the first half of 2006.

(2) Cost-to-income ratio is defined as operating expenses/net operating income. Due to the increase in costs related to the reorganisation and integration of SZCB as well as those expenses for future development such as key hirings, investments in IT infrastructure and re-branding after Ping An's acquisition, cost-to-income ratio was expected to be maintained at a relatively high level.

Besides, the first half of 2007 operation results recognized some non-recurring items* amounting to RMB409 million, which mainly included gain from non-performing assets disposals and reversals of litigation provision.

* Non-recurring items refer to items that comply with the CSRC [2004] No. 4 Requirement on the Disclosure of Non-recurring Items.

Core business profitability

For the six months ended June 30, (in RMB million)	2007	2006
Interest income		
Loans and advances to customers	**1,348**	7
Balances with central bank	**73**	–
Due from banks and other financial institutions	**295**	15
Total interest income	**1,716**	22
Interest expenses		
Customers deposits	**(641)**	(2)
Due to banks and other financial institutions	**(157)**	(9)
Total interest expenses	**(798)**	(11)
Lending business net interest income	**918**	11
Bond interest income	**570**	–
Net interest income	**1,488**	11
Net interest spread (1)	**2.4%**	0.6%
Average interest earning assets balance (in RMB million)	**118,411**	1,170
Average interest bearing liabilities balance (in RMB million)	**110,507**	681

(1) Net interest spread represents the difference between the annualized average yield on interest earning assets and the annualized average cost on interest bearing liabilities.

Net interest income increased to RMB1,488 million for the six months ended June 30, 2007 from RMB11 million in the same period in 2006. As discussed above, the significant increase in net interest income is due to the acquisition of SZCB.

3. **Banking business**

Our banking business consists of two subsidiaries namely: Ping An Bank and Shenzhen Commercial Bank ("SZCB"). Ping An Bank operates in Shanghai and Fuzhou and obtained an approval from CBRC to provide Renminbi services in June 2006. SZCB operates in Shenzhen and was established on August 3, 1995. SZCB is amongst the top 6 banks in Shenzhen in terms of total loans and deposits size. By the end of 2006, SZCB had completed its restructuring and its registered capital was increased from RMB1,600 million to RMB5,502 million. The Group, through equity transfer and contribution of fund, acquired 89.36% of SZCB and became its largest shareholder.

On June 16, 2007, the CBRC approved the merger of SZCB and Ping An Bank by pooling of interest. After the merger, SZCB is renamed as Shenzhen Ping An Bank and the existing headquarters of Ping An Bank in Shanghai and branch in Fuzhou are reorganised as Shenzhen Ping An Bank Shanghai Branch and Fuzhou Branch respectively. On June 27, 2007, the industrial and commercial registration procedures for Shenzhen Commercial Bank renaming as Shenzhen Ping An Bank were completed. After the merger, Shenzhen Ping An Bank has 49 sub-branches and 157 ATMs network across Shenzhen, Shanghai and Fuzhou.

The integration and transformation of SZCB into the Group has been progressing smoothly. The organization structure has been restructured; the segregation of duties and responsibilities has been refined and the IT capability has been significantly enhanced. On business development, the wealth management business kicks off with the launch of three "Anchor Wealth Management Centre" in Shenzhen. On May 21, 2007, we successfully launched the Wanlitong Affinity Credit Card, a China UnionPay standard credit card. This is one of the best affinity credit cards which offers comprehensive insurance protection in the PRC by leveraging the combined strength of our insurance and banking platform.

Results of operation

The following table sets forth certain key financial information of our banking business:

For the six months ended June 30, (in RMB million)	**2007**	2006
Net interest income	**1,488**	11
General and administrative expenses[(1)]	**(900)**	(9)
Net profit	**1,086**	1

(1) General and administrative expenses include operating expenses, business tax and surcharges, other operating expenses, non-operating expenses and other asset impairment losses other than loans included in our financial statement.

The net profit from our banking business increased significantly to RMB1,086 million for the six months ended June 30, 2007 from RMB1 million in the same period in 2006. The increase in net profit was primarily due to the profit contribution from SZCB after the acquisition as compared to the contribution from Ping An Bank alone for the six months ended June 30, 2006.

Handling charges increased 65.7% to RMB1,117 million in the six months ended June 30, 2007 from RMB674 million in the same period in 2006. Handling charges as a percentage of premium income increased to 9.6% in the six months ended June 30, 2007 from 7.6% in the same period in 2006. These increases were primarily due to the increase of premium income and the higher market commission rate resulting from the increased competition in the property and casualty insurance industry.

General and administrative expenses

For the six months ended June 30	2007	2006
General and administrative expenses as a percentage of premium income	**15.5%**	14.7%

General and administrate expenses increased 38.0% to RMB1,805 million in the six months ended June 30, 2007 from RMB1,308 million in the same period in 2006. This increase was primarily due to the increase in premiums and the increased competition in the property and casualty insurance industry.

Income taxes

For the six months ended June 30	2007	2006
Effective tax rate	**49.8%**	51.9%

Income taxes increased 81.8% to RMB320 million in the six months ended June 30, 2007 from RMB176 million in the same period in 2006. This increase was primarily due to the increase in our taxable profit. Effective tax rate decreased to 49.8% in the six months ended June 30, 2007 from 51.9% in the same period in 2006. This decrease was primarily due to the increase in dividend income from equity investment funds subject to tax exemptions.

Net profit

As a result of the foregoing, the net profit from our property and casualty insurance business increased 97.5% to RMB322 million in the six months ended June 30, 2007 from RMB163 million in the same period in 2006.

Total investment income for our property and casualty insurance business increased significantly to RMB928 million in the six months ended June 30, 2007 from RMB306 million in the same period in 2006. Total investment yield for our property and casualty insurance business increased to 9.6% in the first half of 2007 from 5.2% in the same period in 2006.

Claim expenses

For the six months ended June 30 (in RMB million)	2007	2006
Automobile insurance	**3,935**	2,527
Non-automobile insurance	**594**	528
Accident and health insurance	**275**	153
Total claim expenses[1]	**4,804**	3,208

(1) Claim expenses of our property and casualty insurance business include claims paid, reinsurers' share of claims paid, change in insurance contract reserves and reinsurers' share of insurance contract reserves included in our financial statement.

Total claim expenses increased 49.8% to RMB4,804 million in the six months ended June 30, 2007 from RMB3,208 million in the same period in 2006.

Claims attributable to our automobile insurance business increased 55.7% to RMB3,935 million in the first half of 2007 from RMB2,527 million in the same period in 2006. This increase was primarily due to the increase in premiums of our automobile insurance business during the past twelve months.

Claims attributable to our non-automobile insurance business increased 12.5% to RMB594 million in the first half of 2007 from RMB528 million in the same period in 2006. This increase was primarily due to the increase in premiums of our non-automobile insurance business during the past twelve months.

Claims attributable to our accident and health insurance business increased 79.7% to RMB275 million in the first half of 2007 from RMB153 million in the same period in 2006, primarily due to the increase in premiums of our accident and health insurance business during the past twelve months.

Handling charges

For the six months ended June 30	2007	2006
Handling charges as a percentage of premium income	**9.6%**	7.6%

Premium income

For the six months ended June 30, (in RMB million)	2007	2006
Automobile insurance	**7,799**	5,797
Non-automobile insurance	**3,256**	2,633
Accident and health insurance	**582**	441
Total premium income	**11,637**	8,871

Premium income increased 31.2% to RMB11,637 million in the six months ended June 30, 2007 from RMB8,871 million in the same period in 2006. This increase in premium income was primarily due to the significant growth in all three principal lines of our property and casualty insurance business.

Automobile Insurance Business. Premium income attributable to our automobile insurance business increased 34.5% to RMB7,799 million in the six months ended June 30, 2007 from RMB5,797 million in the same period in 2006. This increase was primarily due to the continued increase in demand for automobiles in the PRC and implementation of compulsory third party liability insurance.

Non-automobile Insurance Business. Premium income attributable to our non-automobile insurance business increased 23.7% to RMB3,256 million in the six months ended June 30, 2007 from RMB2,633 million in the same period in 2006. This increase was primarily due to the increase of sales in commercial property insurance, construction insurance, special risk insurance and cargo insurance. Premium income attributable to the commercial property insurance increased 23.0% to RMB1,570 million in the six months ended June 30, 2007 from RMB1,276 million in the same period in 2006.

Accident and Health Insurance Business. Premium income attributable to our accident and health insurance business increased 32.0% to RMB582 million in the six months ended June 30, 2007 from RMB441 million in the same period in 2006. This increase was primarily due to our continued focus on growing this line of business in the first half of 2007.

Total investment income

For the six months ended June 30 (in RMB million, except percentages)	2007	2006
Investment income	**918**	282
Gains from changes in fair values	**10**	24
Total investment income	**928**	306
Total investment yield	**9.6%**	5.2%

For the six months ended June 30, 2007, our property and casualty insurance accounted for approximately 10.2% of the premium income received by PRC property and casualty insurance companies, based on our financial data and PRC insurance industry data calculated in accordance with PRC Accounting Standards and published by the National Bureau of Statistics of China. Ping An Property & Casualty is the third largest property insurance company in the PRC in terms of premium income.

The increase in the combined ratio for our property and casualty insurance business was primarily due to the increase of acquisition cost of insurance products resulting from increased competition in the property and casualty insurance industry.

Results of operation

The following is a summary of the results of our property and casualty insurance business:

For the six months ended June 30, (in RMB million)	**2007**	2006
Premium income	**11,637**	8,871
Earned premiums	**7,599**	4,972
Investment income	**918**	282
Gains from changes in fair values	**10**	24
Foreign exchange losses	**(11)**	(8)
Other operating income	**38**	25
Total operating income	**8,554**	5,295
Claims paid	**(4,966)**	(3,770)
Less: Reinsurers' share of claims paid	**909**	853
Change in insurance contract reserves, net	**(747)**	(291)
Expenses for reinsurance accepted	**(7)**	(1)
Business tax and surcharges	**(661)**	(486)
Handling charges	**(1,117)**	(674)
General and administrative expenses	**(1,805)**	(1,308)
Less: Reinsurers' share of expenses	**564**	755
Other operating expenses	**(78)**	(32)
Total operating expenses	**(7,908)**	(4,954)
Operating profit	**646**	341
Non-operating income/(expenses), net	**(4)**	(2)
Profit before tax	**642**	339
Income taxes	**(320)**	(176)
Net profit	**322**	163

2. Property and casualty insurance business

The following is a summary of the operating data of our property and casualty insurance business:

	As at June 30, 2007	As at December, 31 2006
Market share of premiums[(1)]	**10.2%**	10.7%
Number of customers:		
Individual (in thousand)	**6,895**	6,222
Corporate (in thousand)	**1,628**	1,724
Total (in thousand)	**8,523**	7,946

	For the six months ended June 30, 2007	For the year ended December 31, 2006
Combined ratio:		
Expense ratio	**39.8%**	34.5%
Loss ratio	**63.2%**	64.5%
Combined ratio	**103.0%**	99.0%

(1) Based on our financial data and the PRC insurance industry data calculated in accordance with PRC Accounting Standards and published by the National Bureau of Statistics of China.
Market share as at June 30, 2007 was computed based on premium income accumulated over a period of six months.
Market share as at December 31, 2006 was computed based on premium income accumulated over a period of one year.

Handling charges and commission expenses, which were mainly paid to our sales agents, increased 40.6% to RMB4,601 million in the six months ended June 30, 2007 from RMB3,272 million in the same period in 2006. Handling charges and commission expenses as a percentage of premium income increased from 8.8% in the six months ended June 30, 2006 to 10.9% in the same period in 2007. These increases were primarily due to the increase in first year premiums income from individual life products which have relatively higher level of commission.

General and administrative expenses

For the six months ended June 30	2007	2006
General and administrative expenses as a percentage of premium income	**6.9%**	6.0%

General and administrative expenses increased 30.8% to RMB2,900 million in the six months ended June 30, 2007 from RMB2,217 million in the same period in 2006. General and administrative expenses as a percentage of premium income increased to 6.9% in the six months ended June 30, 2007 from 6.0% in the same period in 2006. These increases were primarily due to the increase of first year premiums.

Income taxes

For the six months ended June 30	2007	2006
Effective tax rate	**-8.4%**	4.6%

Income taxes for our life insurance business in the six months ended June 30, 2006 was RMB171 million, while the income taxes in the same period in 2007 was RMB-374 million. The effective tax rate decreased from 4.6% in the six months ended June 30, 2006 to -8.4% in the same period in 2007. These decreases were primarily due to the increase in dividend income from equity investment funds subject to tax exemptions and decrease in deferred income tax liabilities in relation to the income tax reported in the income statement.

Net Profit

As a result of the foregoing, the net profit for our life insurance business increased 36.4% to RMB4,813 million in the six months ended June 30, 2007 from RMB3,528 million in the same period in 2006.

Claims paid

The following table summarizes the main components of the claims paid.

For the six months ended June 30, (in RMB million)	2007	2006
Claims	**1,045**	1,123
Annuities	**1,427**	1,293
Maturities and survival benefits	**3,582**	1,094
Payment for death and medical treatment	**771**	534
Total	**6,825**	4,044

Claims paid increased 68.8% to RMB6,825 million in the six months ended June 30, 2007 from RMB4,044 million in the same period in 2006. This increase was primarily due to the increase in survival benefits paid as a result of the product features of certain individual life insurance products, leading to the significant increase of payments for maturities and survival benefits to RMB3,582 million in the six months ended June 30, 2007 from RMB1,094 million in the same period in 2006.

Policyholders' dividends

Payments for policyholders' dividends decreased 47.7% to RMB897 million in the six months ended June 30, 2007 from RMB1,714 million in the same period in 2006. Within the policyholders' participating funds, a proportion of the realized or unrealized investment gains are held as the special dividend reserves which will be distributed to the policyholders in future years. The special dividend reserves were recorded under policyholders' dividend payable as at June 30, 2006, while in 2007 we reclassified them under policyholders' reserves and the change in special dividend reserves would go through the increase in policyholders' reserves. This was the primary reason for the decrease of policyholders' dividends in the six months ended June 30, 2007 compared to the same period in 2006. In fact, the total policyholder's dividends, including special dividend reserves, increased significantly in the six months ended June 30, 2007 as compared to the same period in 2006 due to the strong investment returns in the first half of 2007.

Handling charges and commission expenses

For the six months ended June 30	2007	2006
Handling charges and commission expenses as a percentage of premium income	**10.9%**	8.8%

Total investment income

Total investment income for our life insurance business increased significantly to RMB21,553 million in the six months ended June 30, 2007 from RMB8,748 million in the same period in 2006. Total investment yield for our life insurance business increased to 10.5% in the six months ended June 30, 2007 from 5.9% in the same period in 2006.

For the six months ended June 30, (in RMB million, except percentages)	2007	2006
Investment income[(1)]	**21,511**	7,045
Gains from changes in fair values[(1)]	**42**	1,703
Total investment income	**21,553**	8,748
Total investment yield[(1)]	**10.5%**	5.9%

(1) Investment accounts of investment-linked insurance were not taken into account in investment income, gains from changes in fair values and total investment yield.

Change in insurance contract reserves, net

The net change in insurance contract reserves was RMB43,854 million in the six months ended June 30, 2007, as compared to RMB29,721 million in the same period in 2006. The bigger net change in insurance.contract reserves was primarily due to the growth in premium income.

Surrenders

Payments for surrenders increased 51.4% to RMB5,919 million in the six months ended June 30, 2007 from RMB3,910 million in the same period in 2006. This increase was primarily due to the increase in payments for surrenders of certain single premium participating products sold through our group and bancassurance channels.

Individual Life Business. Premium income from our individual life business increased 15.7% to RMB34,233 million in the six months ended June 30, 2007 from RMB29,583 million in the same period in 2006. This increase was primarily due to the 36.1% increase in first year premiums to RMB9,309 million in the six months ended June 30, 2007 from RMB6,840 million in the same period in 2006. In addition, renewal premiums for our individual life business increased 9.6% to RMB24,924 million in the six months ended June 30, 2007 from RMB22,743 million in the same period in 2006. These increases were primarily due to the continued improvement in the quantity and productivity of our agency force.

Bancassurance Business. Premium income from our bancassurance business increased 8.2% to RMB3,884 million in the six months ended June 30, 2007 from RMB3,591 million in the same period in 2006. This increase was primarily due to the growth in sales of our universal life products through our bancassurance channel.

Group Insurance Business. Premium income from our group insurance business increased 4.5% to RMB4,131 million in the six months ended June 30, 2007 from RMB3,955 million in the same period in 2006. This increase was primarily due to our continued efforts to manage the growth of this business line to improve profit margin. We continued to focus on selling employee welfare benefit plans. As a result, premium income from our short-term accident and health insurance business increased 30.1% to RMB1,641 million in the six months ended June 30, 2007 from RMB1,261 million in the same period in 2006.

Premium income

For the six months ended June 30, (in RMB million)	2007	2006
Individual life		
New business		
First year regular premiums	**8,361**	5,269
First year single premiums	**13**	18
Short term accident and health premiums	**935**	1,553
Total new business	**9,309**	6,840
Renewal business	**24,924**	22,743
Total individual life	**34,233**	29,583
Bancassurance		
New business		
First year regular premiums	**45**	12
First year single premiums	**3,712**	3,450
Short term accident and health premiums	**1**	1
Total new business	**3,758**	3,463
Renewal business	**126**	128
Total bancassurance	**3,884**	3,591
Group insurance		
New business		
First year regular premiums	**2,278**	2,452
Short term accident and health premiums	**1,641**	1,261
Total new business	**3,919**	3,713
Renewal business	**212**	242
Total group insurance	**4,131**	3,955
Total life insurance	**42,248**	37,129

Results of operations

The following is a summary of the results of our life insurance business:

For the six months ended June 30, (in RMB million)	2007	2006
Premium income	**42,248**	37,129
Earned premiums	**41,581**	36,508
Investment income	**25,618**	8,060
Gains from changes in fair values	**2,530**	3,836
Foreign exchange losses	**(316)**	(114)
Other operating income	**578**	179
Total operating income	**69,991**	48,469
Surrenders	**(5,919)**	(3,910)
Claims paid	**(6,825)**	(4,044)
Less: Reinsurers' share of claims paid	**258**	279
Change in insurance contract reserves, net	**(43,854)**	(29,721)
Policyholders' dividends	**(897)**	(1,714)
Business tax and surcharges	**(841)**	(263)
Handling charges and commission expenses	**(4,601)**	(3,272)
General and administrative expenses	**(2,900)**	(2,217)
Less: Reinsurers' share of expenses	**111**	167
Other operating expenses	**(87)**	(72)
Total operating expenses	**(65,555)**	(44,767)
Operating profit	**4,436**	3,702
Non-operating income/(expenses), net	**3**	(3)
Profit before tax	**4,439**	3,699
Income taxes	**374**	(171)
Net profit	**4,813**	3,528

(1) Based on our financial data and the PRC insurance industry data calculated in accordance with the PRC Accounting Standards and published by the National Bureau of Statistics of China.
Market share as at June 30, 2007 was computed based on premium income accumulated over a period of six months.
Market share as at December 31, 2006 was computed based on premium income accumulated over a period of one year.

For the six months ended June 30, 2007, our life insurance business accounted for approximately 16.3% of the total premium income received by PRC life insurance companies, based on our financial data and the PRC insurance industry data calculated in accordance with the PRC Accounting Standards. We are the second largest life insurance company in the PRC in terms of premium income.

Through continued refinement of our sales agents training system, we enhanced the productivity and professionalism of our sales agents. At the same time, our sales agents for life insurance also increased, from approximately 205,000 at the beginning of the year to approximately 244,000, representing an increase of 19.0%.We have also continued our efforts in enhancing customer service. As a result, the 13-month and 25-month persistency ratios for our individual life insurance customers maintained at a satisfactory level of above 85% and 80%, respectively, as at June 30, 2007.

The following table presents our investment portfolio allocations among the major categories of our investments:

	As at June 30, 2007		As at December 31, 2006	
(in RMB million)	**Carrying Value**	**% of Total**	Carrying Value	% of Total
Fixed maturity investments				
Term deposits[3]	**43,994**	**13.3%**	59,107	19.1%
Bond investments[1][3]	**222,992**	**67.2%**	204,282	65.9%
Other fixed maturity investments[3]	**2,149**	**0.6%**	1,600	0.5%
Equity investments[2][3]	**62,698**	**18.9%**	44,791	14.5%
Total investments[4]	**331,833**	**100.0%**	309,780	100.0%

(1) Bond investments include the carrying value of derivatives embedded with the host contracts.

(2) Equity investments include funds, stocks and long-term equity investments.

(3) The corresponding figures exclude items that are classified as cash and cash equivalents.

(4) Investment accounts of Investment-Linked insurance are not included.

3. Foreign currency gains/(losses)

In the first half of 2007, Renminbi appreciated against other major currencies, especially the US dollar. As a result, we experienced a net exchange loss of RMB335 million in the six months ended June 30, 2007 as compared to RMB130 million in the same period in 2006.

(II) Performances of segments

1. Life insurance business

The following is a summary of the operation data of our life insurance business:

	As at June 30, 2007	As at December 31, 2006
Market share of premiums[1]	**16.3%**	17.0%
Number of customers:		
Individual (in thousands)	**32,853**	31,761
Corporate (in thousands)	**321**	307
Total (in thousands)	**33,174**	32,068
Persistency ratio:		
13-month	**89.0%**	89.0%
25-month	**80.7%**	80.3%

Consolidated net profit increased 107.8% to RMB8,326 million in the six months ended June 30, 2007 from RMB4,006 million in the same period in 2006. This increase was primarily due to the better performance in all our business segments, and the strong investment returns.

Our life insurance business, property and casualty insurance business, banking business and securities business accounted for approximately 57.8%, 3.9%, 13.0% and 8.1%, respectively, of our consolidated net profit.

2. **Consolidated investment income**

For the six months ended June 30, (in RMB million, except percentages)	**2007**	2006
Investment income[1]	**25,016**	7,787
Gains from changes in fair values[1]	**607**	1,867
Total investment income	**25,623**	9,654
Total investment yield[1]	**9.9%**	5.8%

(1) Investment accounts of investment-linked insurance were not taken into account in investment income, gains from changes in fair values and total investment yield.

Our total investment income increased significantly to RMB25,623 million in the six months ended June 30, 2007 from RMB9,654 million in the same period in 2006. Total investment yield increased to 9.9% in the six months ended June 30, 2007 from 5.8% in the same period in 2006. These increases were primarily due to the strong performance in the PRC stock market in the first half of 2007. In order to lock in the profits, we realized part of the floating gains in 2007. Investment income significantly increased to RMB25,016 million in the six months ended June 30, 2007 from RMB7,787 million in the same period in 2006, and gains from changes in fair values decreased to RMB607 million in the six months ended June 30, 2007 from RMB1,867 million in the same period in 2006.

We continued to improve the asset allocation of our portfolio to capture the opportunities arising from the development of the capital market. As a result, our term deposits as a percentage of our total investment assets decreased to 13.3% as at June 30, 2007 from 19.1% as at December 31, 2006, and our equity investments as a percentage of our total investment assets increased to 18.9% as at June 30, 2007 from 14.5% as at December 31, 2006.

I. ANALYSIS OF THE OPERATIONS DURING THE REPORTING PERIOD

In the first half of 2007, China's economy remained robust and achieved rapid and steady growth. The overall performance of the financial sector went well while reform of the financial sector further deepened. During the first half of the year, the Company' net profit increased 107.8% to RMB8,326 million as compared to that in the same period last year. Total assets were RMB583,143 million, with shareholders' equity RMB94,911 million. Premium income was RMB53,885 million while premium income from direct insurance contract was RMB53,838 million, both of which increased 17.1% compared to that in the same period last year. All of our business segments maintained rapid and steady growth.

(I) Consolidated performance

1. Group's consolidated performance

The following is a summary of the consolidated results of the Group:

For the six months ended June 30, (in RMB million)	2007	2006
Total operating income	**84,051**	54,627
Total operating expenses	**(75,564)**	(50,200)
Operating profit	**8,487**	4,427
Net profit	**8,326**	4,006

The following table sets forth the breakdown of our net profit by business segment:

For the six months ended June 30, (in RMB million)	2007	2006
Life insurance	**4,813**	3,528
Property and casualty insurance	**322**	163
Banking business	**1,086**	1
Securities business	**676**	174
Other businesses	**1,429**	140
Net profit	**8,326**	4,006

(2) Pro rata shareholdings in Jiangnan Industrial (%)

Name	Position	Proportion of shares as at the beginning of the period (%)	Proportion of shares as at the end of the period (%)	Increase or decrease of shares	Reason for Change
MA Mingzhe	Chairman and Chief Executive Officer	5.86	5.86	-	-
CHEUNG Chi Yan Louis	Executive director, President and Chief Financial Officer	2.93	2.93	-	-
SUN Jianyi	Executive Director, Secretary of the Board of Directors and Executive Vice President	3.83	3.83	-	-
FAN Gang	Director	0.44	0.44	-	-
LIN Lijun	Director	0.12	0.12	-	-
HE Shi	Resigned Supervisor	0.35	0.35	-	-
DU Jiangyuan	New Supervisor	0.29	0.29	-	-
LEUNG Ka Kui Dominic	Executive Vice President	-	-	-	-
Richard JACKSON	Chief Finance Business Officer	0.59	0.59	-	-
KU Min-shen	Senior Vice President	1.76	1.76	-	-
John PEARCE	Senior Vice President	-	-	-	-
CAO Shifan	Senior Vice President	0.59	0.59	-	-
GOH Yethun	Senior Vice President	3.57	3.57	-	-
WANG Liping	Senior Vice President	1.17	1.17	-	-
CHEN Kexiang	Senior Vice President	3.81	3.81	-	-
LO Sai Lai	Senior Vice President	0.70	0.70	-	-
Total		26.01	26.01		

(III) Changes in stock options and the number of the restricted shares granted

During the reporting period, the directors, supervisors, senior management of the Company do not hold any stock options and have not been granted to any restricted shares.

II. NEWLY APPOINTED AND DISMISSED DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT DURING THE REPORTING PERIOD

1. In order to meet the requirements that at least one third of the board of directors of a A share listed company should be independent directors, during the 2006 annual general meeting held on June 7, 2007, Mr. Xia Liping was appointed as an independent non-executive director of the Company.

2. Mr. HE Shi, supervisor representing the employees resigned as a supervisor due to a change in his duties. On July 10, 2007, the Company held the employees representative meeting and Du Jiangyuan was elected as supervisor representing the employees.

3. REN Huichuan, the former senior vice president of the Company was relocated to Ping An Property & Casualty in April, 2007 and is no longer the senior vice president; Mr. CAO Shifan, the former chairman and CEO of Ping An Property & Casualty was relocated to the Company in April, 2007 as senior vice president of the Company and do not hold any positions of Ping An Property & Casualty.

The participants of employee's investment pool collectively and beneficially own 9.81% of the existing aggregated share capital of the Company and Jiangnan Industrial holds 139,112,886 shares of the Company. The status of the indirect shareholdings of the directors, supervisors (other than Lin Li) and senior management is set out as follows:

(1) The equity interest held in employee's investment pool

Name	Position	Equity interest held in employee's investment pool at the beginning of the period	Equity interest held in employee's investment pool at the end of the period	Increase or decrease of equity interest held in employee' investment pool	Reason for Change
MA Mingzhe	Chairman and Chief Executive Officer	4,743,600	4,743,600	–	–
CHEUNG Chi Yan Louis	Executive director, President and Chief Financial Officer	500,000	500,000	–	–
SUN Jianyi	Executive Director, Secretary of the Board of Directors and Executive Vice President	4,168,300	4,168,300	–	–
FAN Gang	Director	502,080	502,080	–	–
LIN Lijun	Director	992,800	992,800	–	–
HE Shi	Resigned Supervisor	836,160	836,160	–	–
HU Jie	Supervisor	2,358,240	2,358,240	–	–
WANG Wenjun	Supervisor	64,602	64,602	–	–
LEUNG Ka Kui Dominic	Executive Vice President	300,000	300,000	–	–
Richard JACKSON	Chief Finance Business Officer	–	–	–	–
KU Min-shen	Senior Vice President	300,000	300,000	–	–
John PEARCE	Senior Vice President	–	–	–	–
CAO Shifan	Senior Vice President	1,307,680	1,307,680	–	–
GOH Yethun	Senior Vice President	300,000	300,000	–	–
WANG Liping	Senior Vice President	1,721,520	1,721,520	–	–
CHEN Kexiang	Senior Vice President	1,373,040	1,373,040	–	–
LO Sai Lai	Senior Vice President	300,000	300,000	–	–
Total		19,768,022	19,768,022		

I. MOVEMENTS IN NUMBERS OF THE SHARES, STOCK OPTIONS AND RESTRICTED SHARES GRANTED OF OUR COMPANY HELD BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT DURING THE REPORTING PERIOD

(I) Direct shareholdings

Except for Mr. CHEUNG Chi Yan Louis , a director and Mr. KU Min-shen, senior vice president (during the reporting period, there is no changes in the shareholding of Mr. Cheung and Mr. Ku as detailed below), none of other directors and supervisors and senior management has any direct shareholding.

Name	Position	No. of shares held at the beginning of the period	No. of shares held at the end of the period	Increase or decrease of shares	Reason for Change
CHEUNG Chi Yan Louis	Executive director President and Chief Financial Officer	248,000 H Shares	248,000 H Shares	–	–
KU Min-shen	Senior vice president	177,500 H Shares	177,500 H Shares	–	–

(II) Indirect Shareholdings

1. Mr. Lin Li, a supervisor, indirectly held 176,000,000 restricted A Shares of our company, through Shenzhen Liye Group Co., Ltd (formerly known as Shenzhen Liye Investment Development Co., Ltd), a company under his control and no movement thereof has been recorded during the reporting period.

2. Certain directors, supervisors and senior management of the Company, indirectly held shares of the Company through employees' investment pool and Jiangnan Industrial. During the reporting period, there was no change in their shareholdings of the Company.

(II) Description of the controlling shareholder and effective controller

The Company's shareholding structure is fragmented and there is neither controlling shareholder nor effective controller. The first and second largest shareholders of the Company were two wholly-owned subsidiaries of HSBC Holdings plc., namely: HSBC Insurance Holdings Limited and The Hongkong and Shanghai Banking Corporation Limited . As at June 30, 2007, those two companies held an aggregate of 1,232,815,613 H shares of the Company.

(III) Other legal person shareholders with over 10% shareholdings

As at the end of the reporting period, the Company did not have any other legal person shareholders with over 10% shareholdings.

II. THE STATUS OF SHAREHOLDERS

(I) The number of shareholders and their shareholdings

Unit: share

The number of shareholders at the end of the reporting period	74,531 (including 68,254 domestic shareholders)

The shareholdings of the 10 largest shareholders

Name of shareholders	Nature of shareholders	Shareholdings (%)	The aggregated number of shares held	Increase or decrease during the year	The number of restricted shares held	The number of pledged or blocked shares
HSBC Insurance Holdings Limited	Overseas legal entity	8.43	618,886,334			
The Hongkong and Shanghai Banking Corporation Limited	Overseas legal entity	8.36	613,929,279			
Shenzhen Investment Holdings Co., Ltd.	State	7.40	543,181,445	–	543,181,445	
Shenzhen New Horse Investment Development Co., Ltd	Domestic non-state-owned legal entity	5.30	389,592,366	–	389,592,366	
Yuan Trust Investment Company Ltd.	Domestic non-state-owned legal entity	5.17	380,000,000	–	380,000,000	
Shenzhen Jingao Industrial Development Co., Ltd.	Domestic non-state-owned legal entity	4.51	331,117,788	–	331,117,788	
Shenzhen Shum Yip Investment Development Company Ltd.	State-owned legal entity	4.11	301,585,684	–	301,585,684	167,910,000 shares pledged
Guangzhou Hengde Trade Development Co., Ltd.	Domestic non-state-owned legal entity	2.72	200,000,000	–	200,000,000	–
Shenzhen Wuxin Yufu Industrial Co., Ltd.	Domestic non-state-owned legal entity	2.66	195,455,920	–	195,455,920	65,151,976 shares pledged
Shenzhen Liye Group Company Limited	Domestic non-state-owned legal entity	2.40	176,000,000	–	176,000,000	167,000,000 shares pledged

The shareholdings of the 10 largest holders of non-restricted shares

Name of shareholders	The number of non-restricted shares	Class of shares
HSBC Insurance Holdings Limited	618,886,334	H share
The Hongkong and Shanghai Banking Corporation Limited	613,929,279	H share
ICBC – Lion Stock Investment Fund	18,816,555	A share
ICBC – Bosera Third Industry Growth Stock Investment Fund	14,003,401	A share
China Life Insurance Company Limited – Traditional – Ordinary Insurance Product – 005L – CT001 Shanghai	13,077,800	A share
ICBC – Bosera Selected Stock Investment Fund	11,642,545	A share
ICBC – China Universal Growth Focus Stock Investment Fund	11,199,909	A share
China Life Insurance Company Limited – Participating – Individual Participating – 005L – FH002 Shanghai	8,936,500	A share
China Life Insurance Company Limited – Participating – Group Participating – 005L – FH001 Shanghai	8,936,500	A share
China Life Insurance (Group) Co. – Traditional – Ordinary Insurance Product	8,936,500	A share

Description of the connected relations or the relations of acing in concert among the above shareholders:

Shenzhen New Horse Investment Development Co., Ltd and Shenzhen Jingao Industrial Development Co., Ltd. are connected due to the overlapping among their effective capital contributors.

Save for disclosed above, the Company is not aware of any connected relations among other shareholders.

(II) The Status of the issuance and listing of shares

1. The public offering of the shares of the Company

Pursuant to the approval issued by China Securities Regulatory Commission (document number Zheng Jian Zi [2007] No.29), the Company completed the public offering of 1,150,000,000 ordinary shares denominated in RMB (A shares) at an offering price of RMB33.8 per share in Shanghai Stock Exchange, in which 345,000,000 shares placed to strategic investors would be subject to a moratorium period of 12 months commencing from the date of the listing of A shares of the Company, and 230,000,000 shares placed to institutional investors would be subject to a moratorium period of 3 months commencing from the date of the listing of A shares of the Company. Upon the completion of this offering of A shares, the total share capital of the Company amounts to 7,345,053,334 shares. With the approval issued by Shanghai Stock Exchange (document number Shang Zheng Shang Zi [2007] No.39) , the Company's A shares were listed in Shanghai Stock Exchange in the PRC on March 1, 2007.

During the reporting period, 230,000,000 shares of the Company placed to institutional investors during the initial public offering of A shares were allowed for trading upon the expiry of the 3-month moratorium period commencing from March 1, 2007 and such A shares were tradable commencing from June 1,2007.

Upon the IPO and the listing of H shares of the Company on June 24, 2004, HSBC Insurance Holdings Limited and Dai-ichi Mutual Life Insurance Co. undertook that they would not dispose H shares converted from their holdings of 493,333,334 and 49,333,334 foreign-invested unlisted shares respectively within three years of the listing of H shares of the Company. During the reporting period, the undertakings of lock-up period in relation to this portion of H shares was expired on June 24, 2007.

2. The expected timetable for the availability of trading of restricted shares in stock market

No.	Name of Shareholders/Class of shares	The number of restricted shares held (share)	The expected date for the commencement of trading in stock market
1	Shenzhen New Horse Investment Development Co., Ltd	389,592,366	March 1, 2010
2	Shenzhen Jingao Industrial Development Co., Ltd.	331,117,778	March 1, 2010
3	Shenzhen Jiangnan Industrial Development Co., Ltd	139,112,886	March 1, 2010
4	The shares held by 50 domestic shareholders other than Shenzhen New Horse Investment Development Co., Ltd, Shenzhen Jingao Industrial Development Co., Ltd. and Shenzhen Jiangnan Industrial Development Co., Ltd prior to the IPO of A shares of the Company	2,776,586,606	March 1, 2008
5	The shares placed to strategic investors upon the IPO of A shares of the Company	345,000,000	March 1, 2008

3. Changes in the aggregated number and the structure of the shares of the Company

During the reporting period, there was no change in the aggregated number and the structure of the shares of the Company due to issue of bonus shares or placement.

4. The status of the existing employee shares

As at the end of the reporting period, there was no employee share in the Company.

I. CHANGE OF SHARE CAPITAL

(I) Table of change of share capital

Unit: Share

	Before Change		Increase and Decrease of the Change					After Change	
	Number	Percentage (%)	Issue of New Shares	Bonus Shares	Shares Converted From Reserves	Others	Sub-total	Number	Percentage (%)
I. Shares subject to Selling Restrictions									
1. Shares held by the State	588,859,239	9.51	-	-	-	-	-	588,859,239	8.02
2. Shares held by state-owned legal entity	367,542,525	5.93	-	-	-	-	-	367,542,525	5.00
3. Shares held by other domestic investments	2,680,007,872	43.26	345,000,000	-	-	-	345,000,000	3,025,007,872	41.19
Of which:									
Shares held by domestic legal entities	2,680,007,872	43.26	345,000,000	-	-	-	345,000,000	3,025,007,872	41.19
Shares held by domestic natural persons	-	-	-	-	-	-	-	-	-
4. Shares held by foreign investments	-	-	-	-	-	-	-	-	-
Of which:									
Shares held by overseas legal entities	-	-	-	-	-	-	-	-	-
Shares held by overseas natural persons	-	-	-	-	-	-	-	-	-
Total	3,636,409,636	58.70	345,000,000	-	-	-	345,000,000	3,981,409,636	54.21
II. Shares without Selling Restrictions									
1. Renminbi ordinary shares	-	-	805,000,000	-	-	-	805,000,000	805,000,000	10.96
2. Domestic listed foreign invested shares	-	-	-	-	-	-	-	-	-
3. Overseas listed foreign invested shares	2,558,643,698	41.30	-	-	-	-	-	2,558,643,698	34.83
4. Others	-	-	-	-	-	-	-	-	-
Total	2,558,643,698	41.30	805,000,000	-	-	-	805,000,000	3,363,643,698	45.79
III. Total number of shares	6,195,053,334	100.00	1,150,000,000	-	-	-	1,150,000,000	7,345,053,334	100.00

Notes:

(i) Under PRC Accounting Standards, unearned premium reserves of life insurance businesses should be no less than 50% of the net premium for the current period. Under IFRS, unearned premium reserves are provided using actuarial valuation results (1/365 method).

(ii) Under PRC Accounting Standards, policyholders' reserves are provided in accordance with related actuarial regulations released by CIRC. Under IFRS, policyholders' reserves are provided in accordance with IFRS 4 Insurance Contracts and by reference to US GAAP.

(iii) Under PRC Accounting Standards, handling costs and commission expenses of acquiring new policies are recognized in the income statement when incurred. Under IFRS, handling costs and commission expenses of acquiring new policies are deferred and amortized by category in proportion to expected premiums over the life of the insurance contracts or the present value of estimated gross profits expected to be realized over the life of the insurance contracts, in accordance with IFRS 4 Insurance Contracts and by reference to US GAAP.

(iv) The above differences between PRC Accounting Standards and IFRS are temporary differences in accordance with IAS 12 Income Taxes. The Group recognizes deferred tax assets on the basis of the above differences and the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(II) Non-recurring gains or losses and amounts

Non-recurring items (in RMB million)	For the six months ended June 30, 2007
Gains on disposal of non-current assets	286
Other non-operating net gains excluding the above items	99
Income tax effect	(58)
Attributable to minority shareholders	(35)
Total	**292**

(III) Reconciliation of GAAP difference between PRC Accounting Standards and IFRS

		Net profit attributable to shareholders of the parent company		Equity attributable to shareholders of the parent company	
(in RMB million)	Notes	**For the six months ended June 30, 2007**	For the six months ended June 30, 2006	**As at June 30, 2007**	As at December 31, 2006
Financial statements prepared in accordance with PRC Accounting Standards		**8,063**	3,945	**93,396**	45,260
Unearned premium reserves	(i)	**(86)**	(102)	**–**	86
Policyholders' reserves	(ii)	**(2,106)**	(2,249)	**(32,380)**	(30,023)
Deferred policy acquisition costs	(iii)	**4,136**	2,611	**36,069**	31,866
Deferred tax	(iv)	**(301)**	(136)	**(966)**	(687)
Minority interests and others		**(16)**	30	**(86)**	(127)
Financial statements prepared in accordance with IFRS		**9,690**	4,099	**96,033**	46,375

7. Other relevant information

First registration date:	March 21, 1988
Registration office:	State Administration for Industry & Commerce of the PRC
Business license registration number:	1000001001231
Taxation registration number:	Guo Shui Shen Zi No. 440301100012316; Shen Di Shui Zi No. 440300100012316
Accountant (domestic):	Ernst & Young Hua Ming
Address of accountant (domestic):	16th Floor, Ernst & Young Tower (E3), Oriental Plaza, No. 1 East Chang An Avenue, Dongcheng District, Beijing
Accountant (international):	Ernst & Young
Address of accountant (international):	18th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong

8. This report is prepared in both Chinese and English. In case of inconsistency, the Chinese version shall prevail.

II. MAJOR FINANCIAL DATA AND INDICATORS

(I) Major accounting data and financial indicators

	As at June 30, 2007	As at December 31, 2006		Increase/ (decrease) (%)
		After adjustment[2]	Before adjustment	
Total assets (RMB million)	**583,143**	463,288	441,791	25.9
Shareholders' equity[1] (RMB million)	**93,396**	45,260	36,668	106.4
Net assets per share[1] (RMB)	**12.72**	7.31	5.92	74.0

For the six months ended June 30	2007	2006	Increase/ (decrease) (%)
Operating profit (RMB million)	**8,487**	4,427	91.7
Profit before tax (RMB million)	**8,872**	4,426	100.5
Net profit[1] (RMB million)	**8,063**	3,945	104.4
Net profit after deducting non-recurring items[1] (RMB million)	**7,771**	3,946	96.9
Basic earnings per share (RMB)	**1.16**	0.64	81.3
Diluted earnings per share (RMB)	**1.16**	0.64	81.3
Fully diluted return on net assets[3] (%)	**8.6**	10.7	drop by 2.1 percentage points
Net cash flows from operating activities (RMB million)	**20,002**	25,008	(20.0)
Net cash flows from operating activities per share (RMB)	**2.87**	4.04	(29.0)

(1) Based on the amount attributable to shareholders of the parent company.

(2) Disclosed in accordance with the "Question and Answer No. 7 Regarding the Rules on Information Disclosure for Companies that Publicly Offer Securities - Compilation and Disclosure of Comparative Financial and Accounting Information During the Transition Period between the New and Old Accounting Standards" (Zheng Jian Kuai Ji Zi [2007] No.10) promulgated by the CSRC.

(3) The decrease in fully diluted return on net assets is primarily due to the significant increase of the net assets of the Company resulting from the IPO of A shares by the Company in the first half of 2007.

I. CORPORATE INFORMATION

1.	Registered Chinese name:	中国平安保险(集团)股份有限公司
	Chinese abbreviation:	中国平安
	Registered English name:	Ping An Insurance (Group) Company of China, Ltd.
	English abbreviation:	Ping An of China
2.	Legal representative:	Ma Mingzhe
3.	Secretary of the Board of Directors:	Sun Jianyi
	Securities Affairs Representative:	Zhou Qiang
	Telephone:	4008866338
	Fax:	0755-82431029
	E-mail:	ir@pingan.com.cn; pr@pingan.com.cn
	Contact address:	Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC
4.	Registered address:	Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC
	Office address:	Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC
	Postcode:	518029
	Website:	http://www.pingan.com.cn
	E-mail address:	ir@pingan.com.cn; pr@pingan.com.cn
5.	Name of designated newspapers for information disclosure:	China Securities Journal Shanghai Securities News Securities Times
	Website appointed by CSRC for publishing Interim Report of the Company:	http://www.sse.com.cn
	Place available for inspection of Interim Report:	the office of the Board of Directors of the Company
6.	Stock Exchange of listing (A Shares):	Shanghai Stock Exchange
	Stock abbreviation (A Shares):	中国平安(Ping An of China)
	Stock code (A Share):	601318
	Stock Exchange of listing (H Shares):	The Stock Exchange of Hong Kong Limited
	Stock abbreviation (H Shares):	中国平安(Ping An of China)
	Stock code (H Share):	2318

DEFINITION

In this report, unless the context otherwise indicated, the following expressions shall have the following meanings:

Company, the Company, Group, the Group	Ping An Insurance (Group) Company of China, Ltd.
Ping An Life	Ping An Life Insurance Company of China, Ltd., a subsidiary of the Company
Ping An Property & Casualty	Ping An Property & Casualty Insurance Company of China, Ltd., a subsidiary of the Company
Ping An Health	Ping An Health Insurance Company of China, Ltd., a subsidiary of the Company
Ping An Annuity	Ping An Annuity Insurance Company of China, Ltd., a subsidiary of the Company
Ping An Trust	China Ping An Trust & Investment Co., Ltd., a subsidiary of the Company
Ping An Securities	Ping An Securities Company, Ltd., a subsidiary of Ping An Trust
Ping An Asset Management	Ping An Asset Management Co., Ltd., a subsidiary of the Company
Shenzhen Ping An Bank	Shenzhen Ping An Bank Co., Ltd., a subsidiary of the Company
Shenzhen Commercial Bank, SZCB	Shenzhen Commercial Bank Co., Ltd., renamed as Shenzhen Ping An Bank after merger with Ping An Bank
Ping An Bank	Ping An Bank Limited
Ping An Overseas Holdings	China Ping An Insurance Overseas (Holdings) Limited, a subsidiary of the Company
Ping An Hong Kong	China Ping An Insurance (Hong Kong) Company Limited, a subsidiary of Ping An Overseas Holdings
Ping An Asset Management (Hong Kong)	Ping An of China Asset Management (Hong Kong) Company Limited, a subsidiary of Ping An Overseas Holdings
PRC Accounting Standards	the Accounting Standards for Business Enterprises and the other relevant regulations issued by the Ministry of Finance of the People's Republic of China
IFRS	International Financial Reporting Standards issued by International Accounting Standards Board
CSRC	China Securities Regulatory Commission
CIRC	China Insurance Regulatory Commission
CBRC	China Banking Regulatory Commission
Interim Report	half yearly report of the Company

Section I Important Notes and Definitions

The Board of Directors, the Supervisory Committee and the directors, supervisors and senior management of the Company undertake that there are no misrepresentation, misleading statement, or material omission contained in the Report and accept joint and several responsibility for the authenticity, accuracy and completeness of the contents of the Report.

The Interim Report 2007 and its summary have been considered and passed at the fourteenth meeting of the seventh Board of Directors of the Company on August 16, 2007. The Board meeting should be attended by 19 directors. 15 directors attended in person and 4 directors attended by proxy. (Mr. HU Aimin and Mr. CHEN Hongbo appointed Mr. MA Mingzhe, as their proxies to attend the meeting and vote, Mr. WONG Tung Shun Peter appointed Mr. NG Sing Yip, as his proxy attend the meeting and vote, Mr. FAN Gang appointed Ms. LIN Lijun as his proxy to attend the meeting and vote).

Ernst & Young Hua Ming has audited the interim financial statements of the Company and has issued a standard unqualified auditor's opinion.

The Board of Directors of
Ping An Insurance (Group) Company of China, Ltd.

Mr. MA Mingzhe, Chairman and Chief Executive Officer, Mr. CHEUNG Chi Yan Louis, President and Chief Financial Officer, and Mr. MAK, Wai Lam William, Deputy Chief Financial Officer, confirm the authenticity and completeness of the financial statement in the Interim Report.

TABLE OF CONTENTS

Cautionary Statements Regarding Forward-Looking Statements

To the extent any statements made in this report containing information that is not historical are essentially forward-looking. These forward-looking statements include but not limited to projections, targets, estimates and business plans that the Company expects or anticipates will or may occur in the future. These forward-looking statements are subject to known and unknown risks and uncertainties that may be general or specific. Certain statements, such as those include the words or phrases "potential", "estimates", "expects", "anticipates", "objective", "intends", "plans", "believes", "will", "may", "should", and similar expressions or variations on such expressions may be considered forward-looking statements.

Readers should be cautioned that a variety of factors, many of which are beyond the Company's control, affect the performance, operations and results of the Company, and could cause actual results to differ materially from the expectations expressed in any of the Company's forward-looking statements. These factors include, but are not limited to, exchange rate fluctuations, market shares, competition, environmental risks, changes in legal, financial and regulatory frameworks, international economic and financial market conditions and other risks and factors beyond our control. These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements. In addition, the Company undertakes no obligation to publicly update or revise any forward-looking statement that is contained in this report as a result of new information, future events or otherwise. None of the Company, or any of its employees or affiliates is responsible for, or is making, any representations concerning the future performance of the Company.

中国平安 PING AN OF CHINA

2007 Interim Report



Ping An Insurance (Group) Company of China, Ltd.

Shanghai Stock Exchange Stock Code: 601318